Form 20-F
period 2001-12-31
PREEM HOLDINGS AB PUBL
filed 2002-04-30
CIK 1145046

As filed with the Securities and Exchange Commission on April 30, 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission File number:

PREEM HOLDINGS AB (publ)

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Sandhamnsgatan 51
P.O. Box 27800, S-11590
Stockholm, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 10 5/8% Senior Secured Notes due 2011

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,000 shares of common stock as of December 31, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

i

PRESENTATION OF CERTAIN INFORMATION

In this annual report, the “Company,” “we,” “us” and “our” refer to Preem Holdings AB (publ) and its consolidated subsidiaries, except where otherwise expressly stated.

In the petroleum refining industry, crude oil and refined product amounts are generally stated in cubic meters (“m3”) or barrels, each of which is a unit of volume, or in metric tonnes, a unit of weight, depending on the product and the reason for which the amount is being measured.  These volumes may be expressed in terms of barrels.  A barrel contains 42 U.S. gallons.  We have converted cubic meters to barrels at the rate of 1 cubic meter=6.2898 barrels.

Unless otherwise indicated, all references in this annual report to “SEK,” “Krona” or “Kronor” are to the lawful currency of Sweden; all references to “$” or “Dollar” are to the lawful currency of the United States; and all references to “€” or “Euro” are to the single currency adopted by the member states of the European Union participating in the European Union’s Economic and Monetary Union.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this annual report, including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business, strategy, capital expenditures, projected costs and our plans and objectives of management for future operations, may be deemed to be forward-looking statements.  See “Risk Factors” under Item 3.4 herein. Words such as “believe,” “expect,” “may,” “intend,” “will,” “should,” “estimate” or “anticipate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements.  In addition, from time to time, we or our representatives have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in, but are not limited to, press releases, filings with the Securities and Exchange Commission, reports to shareholders and other communications.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.  Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•                  volatility in refining margins and in market prices for crude oil and refined products;

•                  our future capital needs;

•                  our ability to hedge against currency, commodity and interest rate risks;

•                  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•                  our liability for violations, known and unknown, under environmental laws;

•                  our ability to remediate contaminated sites within budgeted amounts;

•                  possible adverse effects of our anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and our liability for known and unknown liabilities of acquired businesses;

•                  agreements or disagreements among members of OPEC; and

•                  limitations on our operational flexibility arising under agreements governing our debt.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.  Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them.

PART I

Item 1.

Identity of Directors, Senior Manager and Advisers

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

3.1	Selected Financial Data

Preem Holdings AB’s principal assets as of December 31,  2001 consist of all the issued and outstanding shares of Preem Petroleum AB and an intercompany loan to Preem Petroleum AB.  Our principal liability as of December 31, 2001, consists of €305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which we issued  €250 million on April 10, 2001, and  €55 million on July 20, 2001.

Preem Holdings AB was a dormant company prior to 2001. The Company believes that a discussion of the results of operations and financial condition of Preem Petroleum AB for the years ended December 31, 1999, 2000 and for Preem Holdings AB for the year ended December 31, 2001 provides more relevant disclosure with respect to our annual results of operations.  The following selected consolidated financial information of the Company should be read in conjunction with the audited Preem Holdings AB Consolidated Financial Statements and the related notes and the audited Preem Petroleum AB Consolidated Financial Statements and the related notes included elsewhere in this annual report. Preem Holdings AB and Preem Petroleum AB prepare their consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Reconciliations of net income (loss) and shareholders’ equity reflecting the significant differences between Swedish GAAP and U.S. GAAP for the year ended December 31, 2001, are set forth in the audited Consolidated Financial Statements.

Preem Petroleum AB	Preem Holdings AB
Year ended December 31,	Year ended December 31,
1997	1998	1999	2000	2000	2001	2001
SEK	SEK	SEK	SEK	SEK	SEK	$(1)
(in millions)
Consolidated Statement of Operations Data:
Amounts in accordance with Swedish GAAP:
Revenues	30,226	22,139	28,793	46,195	—	46,697	4,376
Excise duties	(9,167)	(6,381)	(6,573)	(6,637)	—	(10,288)	(964)
Sales revenue	21,059	15,758	22,220	39,558	—	36,409	3,412
Cost of goods sold	(20,177)	(14,362)	(20,142)	(37,123)	—	(34,780)	(3,259)
Gross profit	882	1,396	2,078	2,435	—	1,629	153
Selling expenses	(789)	(863)	(877)	(945)	—	(1,010)	(95)
Administrative expenses	(239)	(226)	(216)	(215)	—	(407)	(38)
Other operating income (loss)	220	265	236	381	—	268	25
Operating income(2)	74	572	1,221	1,656	—	480	45
Financial income	67	71	49	76	—	91	9
Interest expense	(263)	(298)	(208)	(268)	—	(491)	(46)
Other financial expense(3)	(61)	(34)	(74)	(180)	—	(267)	(26)

Income (loss) before Taxes	(183)	311	988	1,284	—	(187)	(18)
Income taxes(4)	(26)	(185)	(274)	(452)	—	(34)	(3)
Minority interests	(1)	(2)	(1)	(1)	—	(12)	(1)
Net income (loss)	(210)	124	713	831	—	(233)	(22)

Earnings (loss) per share(5)	(344)	203	1,169	1,362	—	(46,600)	(4,367)
Weighted number of shares, in thousands	610	610	610	610	1	5	5

Amounts in accordance with U.S. GAAP:
Sales revenue	21,059	15,758	22,220	39,558	—	36,409	3,412
Operating income(loss)(2)	(66)	442	1,097	1,439	—	533	50
Net income (loss)	(213)	(52)	528	637	—	(195)	(18)
Earnings (loss) per share	(349)	(85)	866	1,044	—	(39,000)	(3,655)
Weighted number of shares, in thousands	610	610	610	610	1	5	5

Other Financial Data:
Amounts in accordance with Swedish GAAP:
EBITDA(6)	720	1,214	1,871	2,377	—	1,287	121
Depreciation and amortization	646	642	650	721	—	807	76
Capital expenditure	550	508	590	405	—	588	55
Cash flow from operating activities	175	1,938	825	75	—	2,614	245
Cash flow from (used in) investing activities	(406)	(668)	(649)	(384)	—	(543)	(51)
Cash flow from (used in) financing activities	59	(858)	(390)	409	—	(1,126)	(105)
Amounts in accordance with U.S. GAAP:
EBITDA(6)	712	1,216	1,879	2,292	—	1,340	126
Depreciation and Amortization(7)	778	774	782	853	—	807	76

Cash flow from operating activities	175	1,938	825	75	—	2,632	247

Cash flow from (used in) investing activities	(406)	(668)	(649)	(384)	—	(561)	(53)

Cash flow from (used in) financing activities	59	(858)	(390)	409	—	(1,126)	(105)

Consolidated Balance Sheet Data:
Amounts in accordance with Swedish GAAP:
Cash and cash equivalents	72	263	270	370	—	959	90
Total tangible fixed assets, net	5,230	5,240	5,322	5,160	—	5,315	498
Total assets	11,695	10,936	12,919	14,718	—	15,422	1,445
Total current debt(8)	3,019	785	448	1,321	—	560	52
Total long-term debt(9)	1,806	3,201	3,168	2,949	—	5,822	545
Minority interests	116	117	117	122	—	134	13
Shareholder loans(10)	638	1,113	1,903	2,259	—	242	23
Shareholders’ equity	3,037	2,709	2,562	2,420	—	3,112	292
Total shareholders’ funds	3,675	3,822	4,465	4,679	—	3,354	315

Amounts in accordance with U.S. GAAP:
Total current debt(8)	3,194	798	469	1,456	—	572	54
Total long-term debt	1,631	3,188	3,147	2,814	—	5,810	545
Shareholder loans	638	1,113	1,903	2,259	—	242	23
Shareholders’ equity	4,826	4,322	3,825	3,489	—	3,122	293

Key Financial Information:
Swedish GAAP:
Net debt(11)	4,753	3,723	3,346	3,900	—	5,423	508
Total debt(12)	4,825	3,986	3,616	4,270	—	6,382	598
Total capitalization(13)	8,500	7,808	8,081	8,949	—	9,736	912
Total debt/total capitalization	56.8%	51.0%	44.8%	47.7%	—	65.6%	65.6%
Earnings/fixed charges(14)	0.3	x	2.0	x	5.7	x	5.7	x	—	0.6	x	0.6	x

U.S. GAAP:
Net debt	4,753	3,723	3,346	3,900	—	5,423	508
Total debt	4,825	3,986	3,616	4,270	—	6,382	598
Total capitalization	10,289	9,421	9,344	10,018	—	9,746	913

Total debt/total capitalization	46.9%	42.3%	38.7%	42.6%	—	65.5%	65.5%
Earnings/fixed charges	—	1.6	x	4.9	x	5.0x	—	0.7	x	0.7	x

(1)                                  We have translated Kronor into Dollars at the rate of $1.00=SEK10.67 (the exchange rate on December 31, 2001). We have provided this translation solely for your convenience.

(2)                                  Operating income (loss) under U.S. GAAP reflects differences in the determination of pension, taxes, expenses and purchase accounting between Swedish GAAP and U.S. GAAP. See “—Principal Differences between Swedish GAAP and U.S. GAAP.”

(3)                                  Other financial expense includes exchange rate losses and miscellaneous expenses.

(4)                                  Income taxes do not generally reflect cash payable or paid, because Preem Holdings AB and Preem Petroleum AB have the ability to transfer, to a certain extent, their taxable income to their respective parent company as a group contribution, which is in the form of a book-entry dividend. See Item 5 herein.

(5)                                  Earnings per share is defined as net income (loss) divided by the weighted average amount of shares outstanding.  The amounts are presented in Kronor and Dollars, respectively.

(6)                                  EBITDA represents operating profit or loss, before depreciation and amortization. EBITDA for 2000 includes SEK89 million of non-cash income that is non-recurring and that is attributable to a refund from the Swedish National Pension Fund. EBITDA is not a GAAP-based measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. Funds depicted by this measure may not be available for management’s discretionary use or for service of payment of interest or principle on the notes. Because all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly entitled measures of other companies.

(7)                                  Depreciation and amortization information under U.S. GAAP includes the amortization of goodwill resulting from Corral Petroleum Holdings AB’s acquisition of Preem Petroleum AB from 1997 to 2000. See “—Principal Differences between Swedish GAAP and U.S. GAAP.”

(8)                                  Total current debt is represented in the audited Preem Petroleum AB Consolidated Financial Statements and, the Preem Holdings AB audited Consolidated Financial Statements, under current liabilities as “Liabilities to credit institutions.” Under U.S. GAAP, total current debt includes bank overdraft facilities, which are categorized as long-term debt under Swedish GAAP.

(9)                                  Total long-term debt excludes shareholder loans and the current portion of long-term debt, but includes amounts under bank overdraft facilities that are categorized as long-term debt under Swedish GAAP and other long-term liabilities.

(10)                            Shareholder loans are non-interest bearing instruments without fixed maturity.

(11)                            Net debt is defined as total long-term debt and total current debt less cash and cash equivalents.

(12)                            Total debt is defined as total long-term debt and total current debt.

(13)                            Total capitalization represents total current debt, total long-term debt, subordinated shareholder loans, and total shareholders’ equity.

(14)                            For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges include interest expense and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. Preem Petroleum AB had a deficiency of earnings to fixed charges in 1997 of SEK(183) million.

Principal Differences between Swedish GAAP and U.S. GAAP

We prepare our financial statements in accordance with Swedish GAAP.  For a reconciliation of certain financial statement information to U.S. GAAP, see Note 25 of the Preem Holdings AB and the Preem Petroleum AB Consolidated Financial Statements.  The principal differences pertain to the treatment of pension expense, taxes and purchase accounting.

Pension Expense

Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, “Employers’ Accounting for Pensions SFAS No. 87.” SFAS 87 requires consideration of more variables than Swedish GAAP.  In particular, U.S. GAAP requires the use of a specific actuarial method (the projected unit credit method), which takes into consideration factors such as future salary increases and interest rate calculations based upon company-specific borrowing capacity.

Taxes

Under Swedish GAAP, deferred income taxes are generally recognized only to the extent that it is likely that a tax liability will arise in the foreseeable future.  Deferred tax assets resulting from timing differences are recognized only to the extent that they can be offset against deferred tax liabilities.  Under U.S. GAAP, deferred tax liabilities must be recognized on all differences between the book and tax basis of assets and liabilities, regardless of the likelihood of reversal or realization.  Deferred tax assets, including tax loss carry-forwards, are recognized to the extent that it is more probable than not that such asset will be realized.

Purchase Accounting

Under Swedish GAAP, the transfer of all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB, which occurred on March 19, 2001, is accounted for as a purchase.  Under U.S. GAAP, acquisition accounting does not apply to transfers of net assets between entities under common control.  Accordingly, the assets and liabilities of Preem Petroleum AB are recorded by Preem Holdings AB at their cost basis in Preem Petroleum AB in a manner similar to a pooling of interests, with the financial statements restated to give effect to the transaction as if Preem Holdings AB and Preem Petroleum AB had been combined for the periods presented.

Effect on Net Income

For the year ended December 31, 2001, our net loss under U.S. GAAP was SEK195 million compared to SEK233 million under Swedish GAAP.  For the year ended December 31, 2000, our net income under U.S. GAAP was SEK637 million compared to SEK831 million under Swedish GAAP.  For the year ended December 31, 1999, our net income under U.S. GAAP was SEK528 million compared to SEK713 under Swedish GAAP.

Exchange rate information

We publish our financial statements in Kronor.  For your convenience, this annual report presents translations into Dollars of certain Krona amounts at the Swedish Central Bank’s exchange rate for the Krona against the Dollar on December 31, 2001 of $1.00=SEK10.67.  On April 26, 2002, the exchange rate for the Krona against the Dollar was $1.00=SEK 10.27, based on data provided by the Swedish Central Bank.

The following tables set forth the periods indicated, the high and low rates of exchange of Kronor into Dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates.  Such rates are based on data provided by the Swedish Central Bank.  The high and low exchange rates for each month during the previous six months are as follows:

Month	High	Low
March 2002	10.4875	10.1950
February 2002	10.6950	10.4225
January 2002	10.7275	10.2175
December 2001	10.7325	10.4525
November 2001	10.6950	10.4825
October 2001	10.6625	10.4475

The high, low, average closing exchange rates for each of our five previous period ends are as follows:

	Period Ended
	December, 31
	2001	2000	1999	1998	1997
High	10.9950	10.3325	8.6575	8.3475	8.0925
Low	9.2650	8.3425	7.7100	7.5900	6.8550
Average	10.3260	9.1718	8.2671	7.9514	7.6364
Period End	10.6675	9.5350	8.5250	8.0650	7.8700

We have provided the above-referenced translations and translations throughout this annual report solely for your convenience.  We make no representation that any amount of the currencies specified above, or elsewhere in this annual report, has been, or could be, converted into the applicable currency at the rates indicated or any other rate.

3.2  Capitalization and indebtedness

Not applicable.

3.3  Reasons for the offer and use of proceeds

Not applicable.

3.4  Risk factors

You should carefully consider all of the information set forth or incorporated in this annual report, in our financial statements and the related notes, and, in particular, the risks described below.  The risks and uncertainties described below represent the risks that our management believes are material to an evaluation of Preem Holdings AB and our business.  If any of the following risks actually occur, our business, financial condition or results of operations could be harmed.

Our substantial indebtedness could adversely affect our operations or financial results and prevent us from fulfilling our debt obligations.

As of December 31, 2001, Preem Holdings AB had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding shareholder loans) of SEK6,382 million. We also had unused commitments of SEK2,855  million.  Our substantial indebtedness could adversely affect our operations or financial results and could have important consequences for you. For example, it could, in and of itself and in light of the restrictive covenants included in the indenture related to the senior secured notes:

•                  make it more difficult for us to fulfill our obligations under the senior secured notes;

•                  restrict our ability to borrow money in the future for working capital, capital expenditures, acquisitions or other purposes;

•                  expose us to the risk of increased interest rates with respect to the debt we carry at variable interest rates;

•                  make us more vulnerable to economic downturns and adverse developments in our business;

•                  reduce our flexibility in responding to changing business and economic conditions, including increased competition in the oil and gas industry; and

•                  limit our ability to take advantage of significant business opportunities, to respond to competitive pressures and to implement our business strategies.

Restrictions on the ability of our subsidiaries to distribute cash up to us may hinder our ability to meet our debt obligations.

Preem Holdings AB is a holding company.  As a holding company, to meet our debt service and other obligations, we are dependent upon group contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB.  Substantially all of our present assets consist of 100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offerings of our senior secured notes in 2001.  Generally, creditors of a subsidiary will have a claim on the assets and earnings of that subsidiary superior to that of creditors of its parent company, except to the extent that the claims of the parent’s creditors are guaranteed by the subsidiary.  Preem Petroleum AB did not guarantee the senior secured notes.

Additionally, the ability of our subsidiaries to pay group contributions, dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject.  Furthermore, the subordinated intercompany loan from us to Preem Petroleum AB, which is subject to a security assignment to the trustee for the benefit of the holders of the senior secured notes as security for such notes, also serves as security for any additional notes issued under the indenture related to the senior secured notes.  Accordingly, the principal amount of that loan is currently less than the aggregate principal amount of the senior secured notes.

Our ability to generate cash depends on many factors beyond our control and, if we do not have enough cash to satisfy our obligations, we may be required to refinance all or part of our existing debt.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the notes and other debt from the operations of Preem Petroleum AB and its subsidiaries.  Our ability to meet our expenses and service our debt depends on our future performance, which will be affected by financial, business, economic and other factors.  We will not be able to control many of these factors, such as economic conditions in the markets in which we operate and competitive pressures.  The money earned from our operations may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations.  If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money.  If such a scenario were to occur, we may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us or at all.  In addition, the terms of existing or future debt agreements, or potential joint venture, partnership or other alliance agreements, may restrict us from adopting any of these alternatives.

We were a dormant subsidiary of Preem Petroleum AB and may have prior existing liabilities, which may limit our ability to make payments on our debt obligations.

We were originally established in 1980, and were a subsidiary of Preem Petroleum AB that had been dormant since 1983.  On March 1, 2001, our name was changed from Swedoil AB to Preem Holdings AB (publ), and our status was changed from a private company to a public company giving us the ability under Swedish law to raise capital through the issuance of securities.  We then acquired all of the issued and outstanding shares of Preem Petroleum AB on March 19, 2001.

Since we had been a dormant subsidiary of Preem Petroleum AB, there may be certain prior existing liabilities of which we are unaware.  Timely claims made properly under Swedish law relating to remedial measures, if material, may limit our ability to make payments on our debt obligations and adversely affect our results of operations and financial condition.

We may not always be able to obtain sufficient credit to finance our spot market crude oil purchases, which could severely limit our ability to obtain crude oil.

We purchase a significant portion of our crude oil on the spot market, primarily by means of internally generated cash flow and short-term working capital facilities. Because the price of crude oil on the spot market can be volatile, access to adequate short-term credit is crucial to our business.  If our working capital facilities were cancelled or restricted or we could not renew or replace them, our financial condition would be adversely impacted. Utilizing short-term credit to finance our spot market purchases also makes us vulnerable to interest rate volatility. Increases in short-term interest rates also could cause the results of our operations to suffer or limit our ability to obtain crude oil supplies.

Prices for crude oil and refined products are subject to rapid and large fluctuations and our margins may be adversely affected by market conditions.

Our results of operations from refining are influenced by the relationship between market prices for crude oil and refined products.  We will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined products at margins sufficient to cover the fixed and variable costs of our refineries.  In recent years, both crude oil and refined product prices have fluctuated substantially.  We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system, and consequently this volume is fully exposed to fluctuations in price.  Prices of crude oil and refined products depend on numerous factors, including global and regional demand for, and supply of, crude oil and refined products, and regulatory, legislative and emergency actions of national, regional and local agencies and governments.  Decreases in the supply of crude oil or the demand for refined product may adversely affect our liquidity and capital resources.

Supply and demand of crude oil and refined products depend on a variety of factors.  These factors include:

•                  changes in national economies;

•                  political stability in major oil-producing countries;

•                  actions by OPEC and crude oil production levels;

•                  the availability of crude oil and refined product imports;

•                  the availability and suitability of competitive fuels;

•                  the extent of government regulation, in particular, as it relates to environmental policy;

•                  market imperfections caused by regional price differentials;

•                  local market conditions and the level of operations of other refineries in Europe;

•                  the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);

•                  expected and actual weather conditions; and

•                  changes in technology.

These external factors and the volatile nature of the energy markets make oil-refining margins volatile. Specifically, the recent developments in the Middle East have resulted in Iraq announcing earlier this month a 30-day halt of oil sales. Other oil producing countries may limit oil sales as well in response to political instability in the Middle East.

Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of refined products, although the timing and magnitude of these increases and decreases may not correspond.  During periods of excess inventories of refined products, crude oil prices can increase significantly without corresponding increases in refined products prices and, in such a case, refining margins will be adversely affected.  Differentials in the timing and magnitude of movements in crude oil and refined product prices could have a significant short-term impact on our refining margins and our business, financial condition and results of operations.

We are faced with operational hazards and uninsured risks that could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to all of the risks normally associated with oil refining that could result in damage to or loss of property, suspension of operations or injury, or death to personnel or third parties.  These risks and hazards could result in damage or harm to or destruction of properties, production facilities or the environment.  Any or all of these hazards could have a material adverse effect on our financial condition and results of operations.  Our property, business interruption and public and product liability insurance may not fully cover the consequences of all property damage, business interruptions and other liabilities.  In particular, our business interruption insurance may not cover blockades, interruption due to political circumstances in foreign countries, hostilities, or labor strikes.  Our property and liability insurance does not cover gradual environmental and other damage that was not the result of a sudden, unintended and unexpected insurable accident.  Our insurance coverage of our chartered vessels does not include coverage of liabilities, costs and expenses related to cargo carried on ship.  The occurrence of an event that affects operations and is not fully covered by insurance could have an adverse impact on our business, financial condition and results of operations.

We are subject to governmental and environmental regulations, which could expose us to fines or penalties or force us to modify our operations.

We are subject to various supranational, national, regional and local environmental laws and regulations relating to emissions standards for, and the safe storage and transportation of, our products. We also are subject to EU and Swedish environmental regulations concerning refined products.  The European Union has announced stricter environmental regulations restricting the sulphur content of gasoline and diesel and the aromatic content of gasoline (to become effective in 2005) and the sulphur content of gasoil (to become effective in 2008). The final specifications for 2005 are expected to be confirmed later in 2002.  We already produce diesel and gasoline in compliance with the EU Year 2005 sulphur specifications, however, we need to make certain investments to meet the aromatics requirements for gasoline.  “Aromatics” are hydrocarbon compounds produced in the distillation process at our refineries, and regulated by environmental laws.  Additional capital expenditures may be required by us if these regulations are modified or if future, more stringent standards are implemented. We may not have sufficient funds to make the necessary capital expenditures if this occurs.  Failure to make these capital expenditures could negatively impact our business, financial condition and results of operations.  In addition, to enable the total output of diesel from our refineries to meet the EU Year 2005 sulphur specification, we believe that we would need to export certain quantities of high-sulphur vacuum gasoil to free up capacity in our refineries required to desulphurize diesel and/or to downgrade quantities of diesel into heating oil. “Vacuum gasoil” is a refining feedstock, which is upgraded for end-user consumption through further processing.

In addition, we are subject to laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of crude oil and refined petroleum products and certain materials, substances and wastes used in our operations.  Our failure to comply with these requirements would subject us to fines and penalties or force us to modify our operations.  In addition, we need a variety of permits to conduct our operations.  We must comply with and renew our permits to operate our facilities.  Failure to comply with our permits could subject us to civil penalties, criminal sanctions and closure of our facilities.  The risk also exists that we will be unable to obtain renewals of our material permits.

We are controlled by one shareholder whose interests as they relate to us may conflict with your interests.

All of our share capital is owned by Corral Petroleum Holdings AB, all of the share capital of Corral Petroleum Holdings AB is owned by Moroncha Holdings Company Limited, and all of the share capital of Moroncha Holdings Company Limited is owned by Mr. Al-Amoudi. Our board of directors consists of designees of Corral Petroleum Holdings AB, whose board of directors consists of designees of Moroncha Holdings Company Limited, whose board of directors consists exclusively of designees of Mr. Al-Amoudi.  As a result, Mr. Al-Amoudi indirectly controls our operations and has the power to approve any action requiring shareholder approval (including adopting amendments to our articles of association and approving mergers or sales of all or substantially all of our assets).  It is possible that the interests of Preem Holdings AB, Corral Petroleum Holdings AB, Moroncha Holdings Company Limited and Mr. Al-Amoudi may conflict with your interests.

If we incur substantial operating losses or a reduction in the value of our assets, we may be subject to liquidation under Swedish law, which would severely restrict our ability to meet our debt obligations.

In light of the several possible risks to our business discussed herein, we may record losses that will reduce our share capital.  To the extent these reductions are substantial, we would need to take measures to avoid liquidation. Such measures could include, among other things, raising more equity from Mr. Al-Amoudi, who is under no obligation to contribute more equity.  Losses to our share capital may lead to our liquidation under Swedish law, which would constitute an event of default under the indenture related to the senior secured notes.

Under Swedish law, if losses or a reduction in the value of our assets reduce our equity or any of our Swedish subsidiaries, on a stand-alone rather than a consolidated basis, to an amount less than 50% of our share capital, the directors of such entity would be obligated by law to convene a general shareholders’ meeting to resolve to liquidate such entity, unless the directors were able to balance the amount of such equity and share capital by:

•                  increasing the equity in an amount sufficient to achieve such balance; or

•                  reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

Changes in legislation affecting our operations or changes to the way such legislation is interpreted or administered may result in additional expenses, changes in our operations or fines and penalties.

The oil refining industry is highly regulated and we are subject to environmental and other laws and regulations in each jurisdiction in which we operate, including the European Union.  In particular, Sweden, where both of our refiners are located, has among the strictest environmental specifications in the European Union.  Changes in legislation or regulations and actions by Swedish and other regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at, or possibly the closure of, various locations or the payment of fines and penalties.  Generally, environmental laws and regulations affect our operations and have become and are becoming increasingly stringent.  We cannot predict the nature, scope or effect of legislation or regulatory requirements that could be adopted in the future or how existing or future laws or regulations will be administered or interpreted in the future.  Consequently, we may need to make additional and potentially significant expenditures in the future to comply with new or amended environmental laws and regulations.  See “—We are subject to governmental and environmental regulations, which could expose us to fines or penalties or force us to modify our operations” herein.

We are subject to occupational health and safety laws in Sweden and elsewhere, which could expose us to fines or penalties or force us to modify our operations.

Our oil refining activities also are subject to a wide range of supranational, national, regional and local occupational health and safety laws and regulations in each jurisdiction in which we operate.  These health and safety laws change frequently, as do the priorities of those who enforce them. Our failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities, which could increase the costs of operating our business.

We may be liable for environmental damages, which could adversely affect our financial results and reduce our ability to pay interest and principal due on the senior secured notes.

We are subject to risks relating to crude oil or refined product spills, discharge of hazardous materials into the soil, air and water, and other environmental damages. In addition, under current law, we may be liable for environmental damages caused by previous owners of properties that we use or have used.  We believe that the risk of significant environmental liability is inherent in our business.  As a result, we may have to pay substantial compensation to third parties.  Any such payments could reduce or eliminate the funds available for paying interest or principal on the senior secured  notes and financing our normal operations and planned development or result in loss of our properties.  In our industry, there is an ever-present risk of accidental discharges of hazardous materials and of the assertion of claims by third parties against us for damages allegedly arising out of any past or future contamination.

We may be liable for decontamination and other remedial costs at the end of the lease-terms at our storage depots.  Our lease on the Finnberget storage depot expired in September 2001.  Our lease agreement has a provision limiting our liability for any decontamination to a maximum of SEK4 million.  We are in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. If we are unsuccessful in our dispute, we may be liable for all or part of the decontamination of this site.  The total estimated cost of decontamination ranges from approximately SEK40 million to SEK110 million, depending on the intended future use of the site. Our lease on the Loudden storage depot may expire in December 2002.  We are currently in negotiations with the landlord with respect to the lease.  Since there are a number of other lessees at the Loudden site and given that the term of the lease may be extended, we do not have an estimate for the decontamination and other remedial costs for Loudden.

Legal action by the Swedish Competition Authority, other European regulatory authorities or any related third-party claims may expose us to liability for fines and damages.

On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden, demanding that the City Court impose fines on all five oil companies for alleged participation in a gasoline cartel.  The proceedings in this case are scheduled to commence in the autumn of 2002. The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market and there is a risk that the Swedish Competition Authority may decide to initiate legal action against us in connection with this investigation.  For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company’s turnover.

The Swedish Competition Act also provides the possibility for companies and private parties to recover damages attributable to infringements of the Act, in which case the total amount of our liability would be uncertain.  If there are court rulings against us based on either existing or future claims, the fines imposed or damages awarded could be material, in which case our financial condition and results of operation would be adversely affected. Given our leading position in the Swedish oil refining market, and the nature of the European oil refining industry, we may be subject to future investigations of our business conduct by European regulatory agencies.

Our business is very competitive and increased competition could adversely affect our financial condition and results of operations.

Increased competition in the oil refining industry could result in a decrease in our market share, which could adversely affect our financial condition and results of operations.  Competition in the oil refining business is based on the ability to obtain and process crude oil and other feedstocks at the lowest cost, refinery efficiency, refinery product mix and product distribution.  Our Supply and Refining Division competes principally with AB Svenska Shell and Svenska Statoil AB as well as with Fortum Oy. Our Swedish Market Division, which includes the Station and Consumer Segment through which we sell gasoline and other refined products to retail customers, competes primarily with Svenska Statoil AB, OK-Q8 AB, AB Svenska Shell, Norsk Hydro AS and Conoco Jet Nordic AB. Our Station and Consumer Segment ranked fifth in market share, based on 2001 sales volumes of retail gasoline as estimated by the Swedish Petroleum Institute.  Our small market presence in the retail gasoline business has had an adverse effect on the results and prospects of our Station and Consumer Segment and there is a risk that this segment will not increase its market share in the future.

We are exposed to currency fluctuations, which could adversely affect our financial results, liquidity, and ability to pay interest and principal due on the notes.

Our crude oil purchases are primarily denominated in Dollars.  Our revenues are primarily denominated in Dollars and Kronor. We publish our financial statements in Kronor.  As of December 31, 2001, approximately one half of our debt was denominated in Dollars and the other half was denominated in Kronor and, the senior secured notes are denominated in Euros.  As a result, fluctuations of these currencies against each other or against other currencies in which we do business or have indebtedness could have a material adverse effect on our financial results.

In addition, the subordinated intercompany loan from us to Preem Petroleum AB, which is subject to a security assignment for the benefit of the holders of the senior secured notes, is denominated in Kronor.  Accordingly, if the Krona depreciates against the Euro, the value of this loan for repayment of the amounts due under the notes, either at maturity or upon exercise of the rights under the security assignment of this loan, will decline.

We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.  We may hedge the foreign currency risk associated with this Krona-denominated intercompany loan, but we are not obligated to do so.  Present or future management of foreign exchange risk may not be adequate and exchange rate fluctuations may have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty implementing or integrating potential future joint ventures, acquisitions or restructurings, which may disrupt our business and adversely affect our operating results.

We may enter into joint venture arrangements, partnerships or other alliances with other companies.  These joint ventures, partnerships or other alliances may not succeed or may not result in the operational efficiencies or advantages anticipated by management.  These arrangements could restrict the ability of Preem Petroleum AB to make distributions to us, which could adversely affect our ability to make interest and principal payments on the senior secured notes.

We may acquire other businesses or restructure our existing operations in the future, which may complicate our management tasks.  These acquisitions or restructurings may relate to other businesses that are complementary to our core business but, may be in areas in which we currently do not compete or in which we do not have prior management or operating experience.  We may need to integrate entirely new operations and distinct corporate cultures.  These integration efforts may not succeed or may distract our management from operating our existing business.  Our failure to manage future acquisitions or restructurings successfully could seriously harm our operating results.

Given the highly specialized and technical nature of our business, we depend on key personnel that we may not be able to replace if they leave our company.

Our industry and our specific operations are highly specialized and technical and require a management team with industry specific knowledge and experience.  Our continued success is highly dependent on the personal efforts and abilities of our executive officers, who have trained and worked in the oil refining industry, and specifically within our company, for many years.  Our operations and financial condition could be adversely affected if any of our executive officers become unable to continue in or devote adequate time to their present roles, or if we are unable to attract and retain other skilled management personnel.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located, which could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Sweden, our operations extend beyond Sweden.  Through our Supply and Refining Division, we export refined products to certain countries in northern Europe.  Through our International Division, we sell refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. Additionally, we purchase the crude oil that we refine predominantly from the North Sea area, the Middle East and Russia.  Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined products to them. These risks include:

•                  interruption of crude oil supply;

•                  devaluations and fluctuations in currency exchange rates;

•                  imposition of limitations on conversion of foreign currencies or remittance of dividends and other payments by our foreign subsidiaries;

•                  imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;

•                  imposition or increase of investment and other restrictions by foreign governments;

•                  failure to comply with a wide variety of foreign laws; and

•                  unexpected changes in regulatory environments and government policies.

Our existing and future operations in Poland may be unsuccessful and could result in substantial exit costs.

To date, our Polish operations have not been profitable given the investments required and our limited presence in the Polish market.  We have been unable to fully implement our plans to expand our operations in Poland and such operations may not become profitable.  We are reconsidering our strategy with regard to our Polish operations. We may decide to exit that market, in which case we may incur significant exit costs, which could adversely affect our business, financial condition and results of operations.

It is difficult to compare our results of operations from period to period, which may result in misleading or inaccurate financial indicators and data relating to our business.

It is difficult to make period-to-period comparisons of our results of operations as a result of changes in our business, fluctuations in crude oil prices, which are denominated in Dollars, and fluctuations in our capital expenditures, which are primarily denominated in Kronor.  As a result, our results of operations from period to period are subject to currency exchange rate fluctuations, in addition to typical period to period fluctuations. For these reasons, a period to period comparison of our results of operations may not be meaningful.

Because we are a Swedish company it may be difficult for you to effect service of process on or enforce judgments against us, our executive officers or our directors.

We are a corporation organized under the laws of the Kingdom of Sweden.  Most of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States.  As a result, service of process upon such persons and enforcement against such persons of judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws may be difficult to obtain within the United States.  We have been advised by our Swedish counsel that there is doubt as to the enforceability in Sweden, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicted upon the U.S. federal securities laws.

Item 4.    Information on the Company

4.1       History and development of the Company

Preem Holdings AB (publ), a Swedish company, was established under the Swedish Companies Act by Articles of Association dated February 22, 2001, and is registered with the Swedish Patent and Registration Office under the number 556206-9673.  We were originally established in 1980 as Labrador Svenska AB. Our name was changed from Labrador Svenska AB to Swedoil AB in September 1981.  Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983.  On March 1, 2001, our name was changed from Swedoil AB to Preem Holdings AB (publ), through an amendment to our Articles of Association and our subsequent registration with the Swedish Patent and Registration Office.  The purpose of this name change was to accurately reflect our status as a holding company and our position within our overall corporate structure vis-à-vis Corral Petroleum Holdings AB, our parent company, and Preem Petroleum AB, our operating company.  Also on March 1, 2001, our status was changed from a private company to a public company giving us the ability under Swedish law to raise capital through the issuance of securities.  Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to us on March 19, 2001.  We are wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Ali Al-Amoudi.  Preem Petroleum AB, a Swedish company, was originally established in 1960 and its present name was registered in May 1996.  The principal executive offices of both Preem Holdings AB and Preem Petroleum AB are located at Sandhamnsgatan 51, P.O. Box 27800, S-11590, Stockholm, Sweden and the telephone number there is +46 (0) 8 450 10 00.

Through our operating subsidiary, Preem Petroleum AB, we are one of Europe’s largest independent oil refining companies and the largest Swedish oil company.  We refine crude oil and then market and sell refined products primarily in Sweden and other northern European markets.  Our refineries represent over two-thirds of the refining capacity in Sweden and approximately one-quarter of the refining capacity in Scandinavia.  We sell more petroleum products in Sweden than any of our competitors.  For the year ended December 31, 2001, we had a leading market share of approximately 38% of the home-heating gasoil market, 30% of the diesel fuel market and approximately 44% of the heavy fuel oil market.  Moreover, including volumes sold through other oil companies, we believe that our market share in Sweden would be approximately 42% in diesel and 36% in gasoline.  We conduct our business through our operating company, Preem Petroleum AB, which is comprised of three divisions, a Supply and Refining Division, a Swedish Market Division and an International Division.

On April 10, 2001, we issued senior secured notes in an aggregate principal amount of €250 million.  We loaned the proceeds of such offering of notes (net of the initial purchasers’ discounts, the expenses of the offering and an amount equal to the first interest payment due on the notes) to our wholly owned operating subsidiary, Preem Petroleum AB, pursuant to a SEK2,277 million subordinated intercompany loan.  Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of an existing SEK2,259 million subordinated shareholder loan it owed to Corral Petroleum Holdings AB, our parent company.  The right to receive the remaining unpaid amount was assigned to us and is evidenced by an intercompany loan between Preem Petroleum AB and us.  The remaining amount of proceeds received by Preem Petroleum AB, approximately €3 million, was used for general corporate purposes.

On July 20, 2001 we issued an additional tranche of senior secured notes in an aggregate principal amount of approximately €55 million.  The second tranche of notes have terms substantially identical to, and form a single series with, the notes issued in April 2001.  We distributed approximately €22.5 million of these proceeds to our parent company, Corral Petroleum Holdings AB.  This distribution took the form of two interest-free intercompany loans from us to Corral Petroleum Holdings AB.  We have used the remaining net proceeds for general corporate purposes of Preem Holdings AB, and, to the extent permitted by the indenture related to the senior secured notes to distribute additional proceeds to our parent company.  All of our outstanding senior secured notes are listed on the Luxembourg Stock Exchange.

In September 2001, we conducted an exchange offer of the senior secured notes that we issued in April and July 2001.  Pursuant to the exchange offer, holders of the original notes could exchange their notes for new notes, which are substantially identical to the original notes, except that the transfer restrictions applicable to the original notes do not apply to the new notes.  Holders that did not exchange their original notes in the exchange offer continue to hold the original notes, with all of the related rights, obligations and restrictions.

Prior to April 2002, Preem Petroleum AB owned 78.5% of the Scanraff refinery with the exception of the catalytic cracker, Scancracker, of which it owned 50%. The remainders of the Scanraff refinery and the Scancracker catalytic cracker were owned by Preem Petroleum AB’s joint venture partner, Hydro R&M Holdings AS. In April 2002 Preem Petroleum AB and Norsk Hydro signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership percentages such that Preem Petroleum AB owns 75% of both Scanraff and Scancracker, with the remaining 25% owned by Norsk Hydro. The increase in Preem Petroleum AB’s overall ownership interests in Scanraff and Scancracker resulting from this transaction, which closed on April 17,

2002, means Preem Petroleum AB possesses a larger share of Scanraff’s and Scancracker’s capacity to upgrade residual fuel oils to lighter, higher value products.

Capital Expenditures

Preem Petroleum AB made capital expenditures of SEK588 million for the year ended December 31, 2001, SEK405 million for the year ended December 31, 2000 and SEK590 million for the year ended December 31, 1999. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum AB’s capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries.  Principal expenditures included Preem Petroleum AB’s investment in the prefractionater to reduce benzene formation in the platformer unit of Scanraff, which was completed in 1999 and represented an investment of approximately SEK90 million, and ongoing investments to upgrade the refineries to meet the EU Year 2005 aromatic specification for gasoline, which we believe will require minimum total investments of approximately SEK225 million at Scanraff, approximately SEK175 million of which represents Preem Petroleum AB’s share, and approximately SEK365 million at Preemraff. These investments are necessary to upgrade the isomerization units at both refineries so that all gasoline produced has 35% or less aromatic content. These investments also will permit the elimination of expensive blending components, such as MTBE, thereby contributing to higher gross margins at both refineries. “MTBE” is a high-octane chemical blending component for gasoline. We believe that these investments will further improve our competitive position in markets that prohibit the use of MTBE. Preem Petroleum AB intends to finance these investments from available cash reserves, internally generated cash flow from operating activities and long-term debt. Preem Petroleum AB may decide later in 2002 to make a larger investment at Scanraff in the context of upgrading the refinery to meet the EU year 2005 specification for gasoline if such an investment is economically attractive. Preem Petroleum AB is also considering an alternative investment in a mild-hydrocracker unit at Scanraff, its share of which would be approximately SEK2,200 million, to further upgrade the refinery to enhance its refining margins. Preem Petroleum AB has made no formal decision to make this investment with its joint-venture partner and do not expect to do so until later in 2002.

Preem Petroleum AB has commenced construction of a propane plant at Scanraff, which it expects to be operative in mid-2002, to produce propane for sale to the petrochemical industry. The total investments required for this plant will be approximately SEK400 million. At Preemraff, Preem Petroleum Ab is currently investing in a postfractionater to the mild-hydrocracker unit, which will require an investment of approximately SEK80 million.  The postfractionater, which is expected to be completed in 2003, will enable Preem Petroleum AB to produce more diesel and less heavy fuel oil as well as less heating oil at Preemraff.

4.2          Business overview

We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northern European markets. In 2001, we had sales revenue of SEK36,409 million and EBITDA of SEK1,287 million compared to sales revenue of SEK39,558 million and EBITDA of SEK2,377 million in 2000.

We conduct our business through our wholly owned operating company, Preem Petroleum AB, which is comprised of three divisions, a Supply and Refining Division, a Swedish Market Division and an International Division. Our Swedish Market Division consists of a Home-Heating and Business-to-Business Segment and a Station and Consumer Segment.

Our Supply and Refining Division purchases and refines crude oil, and then sells refined products wholesale to our Swedish Market Division and International Division, as well as to third parties. We also have an extensive network of storage depots, which we believe is one of the largest in Sweden in terms of volume. The Swedish Market Division resells refined products wholesale and retail in Sweden, while the International Division resells refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. In 2001, the Supply and Refining Division sold approximately 77% (by value) of its products to third parties, 21% to our Swedish Market Division and 2% to our International Division. The following tables show the sales revenue and operating income of our three divisions for the last three years.

	Year ended December 31,
	1999	2000	2001
	SEK	SEK	SEK	$(1)
	(in millions)
Sales Revenue:
Supply and Refining(2)	18,728	35,477	31,289	2,932
Swedish Market	7,040	9,904	10,364	971
International	791	1,462	1,914	179
Total Sales Revenue(3)	22,220	39,558	36,409	3,412
Operating Income (loss)
Supply and Refining	1,120	1,540	562	53
Swedish Market	92	6	79	8
International	(30)	(69)	(72)	(7)
Other Non-allocated Income (expense)(4)	39	179	(89)	(9)
Total Operating Income	1,221	1,656	480	45

(1)                                  We have translated Kronor into Dollars at the rate of $1.00=SEK10.67 (the exchange rate on December 31, 2001). We have provided this translation solely for your convenience.

(2)                                  Includes sales by our Supply and Refining Division to our Swedish Market Division and International Division of SEK4,339 million for 1999, SEK7,285 million for 2000 and SEK7,158 million for 2001. We have included intercompany sales revenue in the total for our Supply and Refining Division. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in the sales revenue of our Supply and Refining Division properly reflects the results of these divisions for purposes of comparison. To avoid overstating total sales revenue, such intercompany sales are eliminated in the Preem Petroleum AB Consolidated Financial Statements and the Interim Consolidated Financial Statements.

(3)                                  Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by our Swedish Market Division and remitted monthly to the Swedish government.

(4)                                  Other non-allocated income (expense) includes corporate cost center, non-recurring items and exchange rate differences.

Supply and Refining Operations

Our Supply and Refining Division operates our majority-owned Scanraff refinery and our wholly-owned Preemraff refinery, with an aggregate capacity of approximately 335,000 barrels per calendar day. These refineries refined approximately 94.2 million barrels of crude oil in 2001, 102.9 million barrels in 2000 and 93.2 million barrels in 1999.  The refining margins at Scanraff were $1.86/barrel in 2001, $2.81/barrel in 2000 and $1.29/barrel in 1999. The refining margins at Preemraff were $1.01/barrel in 2001, $1.74/barrel in 2000 and $0.68/barrel in 1999.

Scanraff Refinery

Scanraff is a complex, large-scale refinery with a strong market position producing a full-range of refined products. The refinery has visbreaker, catalytic cracker and mild hydrocracker upgrading units geared towards converting a significant portion of our residual fuel oil to lighter, higher value products. Scanraff is the largest oil refinery in Sweden in terms of capacity, representing approximately 50% of Swedish refining capacity. The refinery is located on a 470-acre site on the west coast of Sweden, north of the city of Gothenburg. The refinery is situated on a peninsula providing direct jetty access to oil tankers for both the import of crude oil and the distribution of refined products. Prior to April 2002, Preem Petroleum AB owned 78.5% of the refinery with the exception of the fluid catalytic cracker, of which it owned 50%. The remaining shares were owned by Hydro R&M Holdings AS, an affiliate of Norsk Hydro AS.  In April 2002 Preem Petroleum AB and Norsk Hydro signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership percentages such that Preem Petroleum AB owns 75% of both Scanraff and Scancracker, with the remaining 25% owned by Norsk Hydro.  The refinery has a total refining capacity of approximately 210,000 barrels per calendar day. Preem Petroleum AB’s share of the aggregate production at Scanraff was approximately 53.1 million barrels in 2001, 57.5 million barrels in 2000 and 56.6 million barrels in 1999.

Scanraff began production in 1975 and its facilities have been upgraded several times through large capital investments. As a result of these improvements, we believe that Scanraff is one of the most sophisticated and flexible refineries in Europe. The following table summarizes upgrades to Scanraff:

Upgrade at Scanraff	Function	Year
Visbreaker	Reduces the viscosity of the fuel oil and increases the yield of gasoil and gasoline	1982
Catalytic Cracker	Converts vacuum gasoil, a semi-finished product, into gasoline, gasoil and fuel oil	1984
Mild Hydrocracker	Desulphurizes and converts vacuum gasoil into lighter products and feedstock for the catalytic cracker	1988
Isomerization Unit	Converts light naphtha into high octane, low benzene gasoline components	1991
Desulphurization/Dearomatization Unit	Converts conventional gasoil or diesel into virtually sulphur free, low aromatic diesel	1994
Tailgas Treatment Sulphur Recovery Unit	Removes hydrogen sulphide and nitrogen oxides from refinery gases and recovers liquid sulphur	1994
Prefractionater	Reduces benzene formation in the platformer unit	1999

Imported crude oil arrives at Scanraff by way of a single jetty that can accommodate tankers of up to 500,000 dead weight tons. We estimate that approximately 100 vessels carrying crude oil arrive at Scanraff each year. Crude oil can be unloaded at a rate of approximately 113,000 barrels per hour through steel pipes leading into four underground crude oil storage caverns. These caverns have been blasted out of solid rock and have an aggregate capacity of approximately 17 million barrels. They have sophisticated equipment designed to ensure efficient and environmentally safe storage.

Crude oil is pumped from the underground caverns into three above-ground crude “day tanks” with a total capacity of approximately 793,000 barrels and from there into Scanraff’s crude distillation unit. On a typical full day of operations, crude oil from one “day tank” is pumped into the crude distillation unit, while the depleted tank from the previous day’s refining is refilled from the underground caverns.

Scanraff operates a single crude distillation unit, which is one of the largest in Europe. During distillation, crude oil is heated until it separates into different fractions. A fraction is a mixture of liquid hydrocarbons, all of which have approximately the same boiling range. The heaviest fraction, constituting approximately 30%, is further processed in Scanraff’s vacuum distillation unit to achieve the maximum volume of distillates. After the distillation, Scanraff further refines, upgrades and processes the distillates as follows:

•                  Visbreaker, Catalytic Cracker and Mild Hydrocracker.  Fuel oil can be upgraded into higher-value products in several ways. Scanraff has invested in three upgrading units for this purpose. First, in 1982,

Scanraff invested in a visbreaker, which reduces the viscosity of the fuel oil and increases the yield of gasoil and gasoline. Second, in 1984, Scanraff added a catalytic cracker that, by means of a catalyst, converts vacuum gasoil, a semi-finished product, into gasoline, gasoil and fuel oil. Scanraff obtains a portion of its feedstock requirements for this upgrading from Preemraff, which, as a less sophisticated refinery, produces a larger proportion of the heavier fractions. Third, in 1988, Scanraff invested in a mild hydrocracker, which desulphurizes vacuum gasoil and converts it into lighter products and feedstock for the catalytic converter.

•                  Isomerization.  The naphtha fraction (after desulphurization) is processed in a reformer unit to increase octane. Since 1991, Scanraff has operated an isomerization unit in which the lightest part of the naphtha is processed into high octane and low benzene gasoline components. “Benzene” is an aromatic compound, the presence of which in refined products is often regulated by environmental laws.

•                  Desulphurization/Dearomatization.  Scanraff has a highly sophisticated gasoil/diesel desulphurization/dearomatization unit that was completed in 1994. This unit enables Scanraff to produce virtually sulphur-free (10 parts per million) diesel fuel with an aromatic content of 5%, both of which far exceed current EU specifications of 350 parts per million for sulphur and 11% for aromatics.

•                  Tailgas Treatment Sulphur Recovery Unit.  Scanraff has a sulphur recovery unit combined with a tailgas-treating unit that removes hydrogen sulphide and nitrogen oxides from refining gases.

•                  Prefractionater.  Scanraff added a prefractionater to its platformer unit in 1999, which reduces benzene formation in the platformer.

After processing, Scanraff pumps the various refined products to the refinery’s 73 intermediate and finished product tanks and four additional refined product storage caverns with an aggregate capacity of approximately 6.3 million barrels. From the intermediate tanks, Scanraff pumps components to one of three blending stations for final product mix, one station for gasoline, one for diesel and gasoil and one for fuel oil. Scanraff stores the final products in product tanks. To the extent practicable, intermediate products are blended “online,” as required, and loaded directly onto product tanker vessels, thus reducing the need for blended product storage. Scanraff has a separate product jetty with four berths at which tankers dock as many as 1,500 times per year for loading of refined products. Scanraff distributes approximately 98% of its products by sea for domestic and international use. The refinery also has a truck loading rack for supplying diesel and home-heating oil to the local market. Over the last five years, weather conditions have not caused any significant delay or disruption in either unloading crude oil or loading refined products, given the sheltered position of Scanraff’s berths.

The following table shows our share of Scanraff’s feedstocks and production for the years 1999, 2000 and 2001. At Scanraff, there is a standard turnaround required for maintenance of the refinery every four years, which typically lasts four to six weeks. During this maintenance turnaround, the refinery is completely shut down for inspection of all processing units. The last maintenance turnaround at Scanraff was in 1998 and the next one is scheduled for September 2002.  In addition, because of furnace damage to our reformer unit, processing of crude oil at Scanraff was significantly reduced for approximately six weeks in the third quarter of 2001.

	1999		2000		2001
	Thousand bbls	%	Thousand bbls	%	Thousand bbls.	%
Feedstocks
Sweet Crude Oil	23,679	41	23,107	39	21,580	40
Sour Crude Oil	31,667	55	32,736	56	30,567	56
Unfinished and Blend Stocks	2,623	4	3,063	5	2,177	4
Total Feedstock	57,969	100%	58,906	100%	54,324	100%
Utilization Rate(1)	—	96%	—	98%	—	90	%(2)
Production
Liquefied Petroleum Gas	698	1	711	1	642	1
Gasoline	17,585	31	17,157	30	16,218	31
Diesel	11,075	20	11,346	20	9,198	17
Gasoil	10,887	19	10,409	18	11,021	21
Vacuum Gas Oil	6,931	12	6,761	12	6,960	13
Heavy Fuel Oil	9,057	16	10,994	19	8,936	17
Other	415	1	126	—	110	—
Total Production	56,648	100%	57,504	100%	53,085	100%

(1)                                  Total feedstock expressed as a percentage of our share of the total refining capacity of 210,000 barrels per calendar day.

(2)                                  Due to furnace damage on the reformer unit, processing of crude oil was reduced to a minimum for approximately six weeks in the third quarter of 2001.

As the table above shows, Scanraff’s reliance on specific feedstocks varies from year to year. However, because Scanraff is a highly sophisticated cracking facility, its production levels for refined products remained relatively constant across this time period. Over the past three years, Scanraff has generally operated at very high utilization rates, which reflects its profitability even during adverse market conditions. Scanraff uses linear programming technology to determine the most profitable product mix for its market given the available crude oil supply. Scanraff is able to process a high proportion of sour crude oil, which is higher in sulphur and typically lower in price compared to sweet crude oil.

Relationship with Hydro R&M Holding AS.  Scanraff is operated as a joint venture with Hydro R&M Holding AS, an affiliate of Norsk Hydro AS. Joint ventures are often used in the oil refining industry as a means of facilitating and exploiting capital improvements. Until April 2002, we owned 78.5% of the Scanraff refinery with the exception of the fluid catalytic cracker, of which we owned 50%. Hydro R&M Holding owned the remainder of the refinery and catalytic cracker.  Now we own 75% of both Scanraff and Scancracker, with the remaining 25% owned by Hydro R&M Holding. Under the terms of our arrangement with Hydro R&M Holding, each party has the right to purchase and deliver its own crude oil to the facility for refining. Our crude oil purchasing policy is based on recommendations made by Scanraff’s management using linear programming to optimize the crude oil mix for the refinery as a whole. Scanraff’s linear program calculates the percentage of each refined product produced that each partner may take based upon the feedstock purchased by it. Each party pays Scanraff a processing fee equal to the cost of refining. As a result, the refinery itself operates at cost with all profit (or loss) realized at the Preem Petroleum AB or Hydro R&M Holding level. Our relationship with Hydro R&M Holding has been positive and we work closely to coordinate the purchase of crude oil and the refining operations of Scanraff, and we cooperate with Hydro R&M Holding on the sale of liquefied petroleum gas. We also consult with Norsk Hydro AS on a regular basis to discuss possible improvements to, and other rearrangements of, our existing relationships.

As of April 1, 2002, we have one shareholders’ agreement with Hydro R&M Holding, pertaining to the company that owns the refinery and the cracker.  Prior to April 1, 2002, two separate shareholders’ agreements existed between us and Hydro R&M Holding, one of which pertained to the company that owned the refinery and one of which pertained to the company that owned the cracker.  Scanraff is managed by a board of directors comprised of six individuals, four of whom are nominated by us, one of whom is nominated by Hydro R&M Holding and one of whom is the managing director of the refinery. The company that owns the cracker unit is currently a wholly owned subsidiary of the company that owns the refinery and is managed by a board of directors comprised of five individuals, two of whom are nominated by us, two of whom are nominated by Hydro R&M Holding. The remaining director is the managing director of the cracker. Under the shareholders’ agreement, the board can take action only by a majority vote that includes the affirmative vote of at least one director nominated by us and one nominated by Hydro R&M Holding. Thus, effectively, each party has the power to veto any action.

Our shareholders’ agreement with Hydro R&M Holding obligates each party to contribute expenses on a pro rata basis for the replacement and renewal of equipment that is required to operate the refinery in a safe and efficient manner. In addition, under the terms of this agreement, each party is also responsible for making capital contributions on a pro rata basis to any refinery expansion, alteration, addition or improvement. However, either party may opt out of contributing capital for these improvements, in which case the other party may proceed to make the modification to Scanraff, provided the party opting out gives its reasonable consent and provided such party’s existing processing rights are unaffected by the modification. The party who opted out does not have the right to process oil using the refinery improvement, nor is that party responsible for the operating costs of the modification, unless that party chooses to opt into the modification at a later date by, among other things, contributing a share of the capital expenditure plus interest.

Neither we nor Hydro R&M Holding may sell or transfer any interest in Scanraff without first providing the other party with a right of first refusal. Neither party has any put, call, drag-along, tag-along or similar rights

Preemraff Refinery

Preemraff is one of the most sophisticated hydroskimming refineries in Europe and represents approximately 25% to 30% of Swedish refining capacity. The refinery has a highly sophisticated desulphurization/dearomatization unit, which permits it to manufacture virtually sulphur-free (10 parts per million) diesel. In addition, the refinery uses its catalytic reformer and isomerization unit to convert naphtha, a portion of which is received from Scanraff, into higher-value gasoline. The refinery is located on a 340-acre site near the harbor of Torshamnen, Sweden’s largest harbor, in Gothenburg. Preemraff’s proximity to this harbor helps it to maintain low crude oil transportation costs and its proximity to Gothenburg, the second largest city in Sweden, helps it to minimize distribution costs. We own 100% of Preemraff, which has an annual aggregate capacity of approximately 125,000 barrels per calendar day. Aggregate production at Preemraff was approximately 41.2 million barrels in 2001, 42.5 million barrels in 2000 and 33.7 million barrels in 1999.

Preemraff began production in 1967, and we acquired the refinery from BP in 1991. Preemraff has been upgraded several times through large capital investments. As a result of these improvements, we believe that Preemraff is one of the best performing hydroskimming refineries in Europe. The following chart summarizes upgrades to Preemraff:

Upgrade at Scanraff	Function	Year
Isomerization Unit	Produces an additional low-benzene gasoline component	1993
Desulphurization/Dearomatization Unit	Converts conventional gasoil or diesel into virtually sulphur-free, low aromatic fuel	1997
Heavy Gasoil Upgrading Unit	Upgrades heavy gasoil into heating oil for commercial use	1997
Sulphur Recovery Units	Converts hydrogen sulphide into liquid sulphur	1997

Imported crude oil arrives by ship at the harbor of Torshamnen, which is capable of receiving crude oil carriers in excess of 200,000 dead weight tons, and is then transported to Preemraff by pipeline. Between 50 and 60 crude oil carriers arrive at Torshamnen each year. At Preemraff, the crude oil is discharged into seven above ground storage tanks and two underground caverns with a combined storage capacity of approximately 5.6 million barrels.

Preemraff operates two identical crude distillation units. During distillation, the crude oil is heated until it separates into different fractions. After distillation, Preemraff further refines, upgrades and processes the fractions as follows:

•                  Liquefied Petroleum Gas Unit.  In the liquefied petroleum gas unit, installed in 1967, Preemraff separates the gas fractions (butane and propane) by distillation from the high-octane component.

•                  Isomerization Unit.  The naphtha fraction (after desulphurization) is processed in a reformer unit to increase octane. In Preemraff’s isomerization unit, completed in 1993, an additional, low-benzene component for blending gasoline is produced.

•                  Desulphurization/Dearomatization Unit.  Preemraff’s highly sophisticated gasoil/diesel desulphurization/dearomatization unit was completed in 1997. This unit enables Preemraff to produce virtually sulphur-free (10 parts per million) and low aromatic diesel from crude oil with high sulphur, which is typically lower in price than crude oil with low sulphur content.

•                  Heavy Gasoil Upgrading Unit.  In 1997, Preemraff installed a heavy gasoil-upgrading unit, which upgrades heavy gasoil into heating oil for commercial use.

•                  Sulphur Recovery Units.  The hydrogen sulphide formed during the various desulphurization reactions is fed to Preemraff’s sulphur recovery units, which were installed in 1997, and converted to liquid sulphur for resale as a feedstock to chemical companies.

After processing, we store refined products in the facility’s 45 storage tanks and three underground caverns with total capacity of approximately 6.9 million barrels. We then pump our products by pipeline from the refinery to an oil terminal in the harbor of Skarvik, two kilometers south of Preemraff. From there, we distribute products to the market by ship, rail and truck.

Preemraff has two integrated systems for the utilization of waste or surplus heat with a total capacity in excess of 100 megawatts. The system enables us to sell surplus heat, which would otherwise be wasted, corresponding to approximately 377,000 barrels of fuel oil per year to the district heating system of the city of Gothenburg and approximately 101,000 barrels to AB Volvo. We generated additional operating income from these activities of SEK53 million in 2001 with relatively little cost.

The following table shows Preemraff’s feedstocks and production for the years 1999, 2000 and 2001. At Preemraff, there is a standard turnaround required for maintenance of the refinery every four years, which typically lasts four to six weeks. During this turnaround, the refinery is completely shut down for inspections of all processing units. The last turnaround at Preemraff was in 1999 and the next one is scheduled for 2003.  Preemraff is able to process up to 100% of sour crude oil, which is higher in sulphur and typically lower in price compared to sweet crude oil.

	1999			2000		2001
	Thousand bbls.	%		Thousand bbls.	%	Thousand bbls.	%
Feedstocks
Sweet Crude Oil	32,748	93		40,232	92	38,709	91
Sour Crude Oil	189	1		35	—	600	1
Unfinished and Blend Stocks	2,233	6		3,683	8	3,247	8
Total Feedstock	35,170	100%		43,950	100%	42,556	100%
Utilization Rate(1)	—	85	%(2)	—	96%	—	93%
Production
Liquefied Petroleum Gas	862	3		855	2	708	2
Gasoline	9,377	28		12,136	29	11,733	29
Jet Fuel/Kerosene	358	1		188	—	0	0
Diesel	9,151	27		9,547	23	8,188	20
Gasoil	4,516	13		7,415	17	6,739	16
Heavy Fuel Oil	9,459	28		12,358	29	11,681	28
Other	6	—		6	—	2,127	5
Total Production	33,729	100%		42,505	100%	41,176	100%

(1)                                  Total feedstock expressed as a percentage of the total refining capacity of 113,000 barrels per calendar day for 1999 and of 125,000 barrels per calendar day for 2000 and 2001.

(2)                                  1999 was a maintenance turnaround year at Preemraff. The lower utilization rate in 1999 at Preemraff also reflects periods of unusually low margins during the year, which led us to reduce volumes processed for periods during the year.

Distribution

Both Scanraff and Preemraff are well situated for the efficient distribution of products to market. Transportation costs are a significant cost component of refined products. Given this, we believe that the location of our refineries on harbors in western Sweden provides us with a competitive advantage in our target markets.

Refinery Locations

Source: Preem Petroleum AB

Scanraff ships approximately 98% of its production and Preemraff ships approximately 75% of its production by sea to domestic and international markets. Preemraff’s location near Gothenburg, Sweden’s second largest city, also provides excellent access to rail and truck transport.

We have an extensive network of storage depots in Sweden in which we store refined products from both Scanraff and Preemraff for distribution throughout the country. In addition, we generate additional revenue from third parties in the form of depot throughput fees and we cooperate with other oil companies to optimize depot use and cost.

Products

Our two refineries produce liquefied petroleum gas, gasoline, diesel, gasoil and heavy fuel oil. In addition, Preemraff produces jet fuel and kerosene and Scanraff also produces the intermediate product, vacuum gasoil, for its own use, with excess quantities sold to third parties. Preemraff supplies approximately 10% of the heavy fuel oil it produces to Scanraff, which satisfies approximately 80% of Scanraff’s heavy fuel oil requirements, as a feedstock for upgrading units. Scanraff supplies approximately 40% of its naphtha production to Preemraff for use as a gasoline component, which satisfies approximately 70% of Preemraff’s naphtha requirements.

Sales

Our Supply and Refining Division exports over one-half of its products each year (55% in 2001, 60% in 2000 and 54% in 1999), making us one of Sweden’s leading exporters. Our exports are primarily to northern Europe.

In 2001, our Supply and Refining Division sold approximately 77% (by value) of its products to third parties, 21% to our Swedish Market Division and 2% to our International Division. Our third-party customers are predominantly other oil companies, although we sometimes sell liquefied petroleum gas and naphtha to petrochemical companies. All third-party sales of gasoline, jet fuel, diesel and gasoil are sales to other oil companies or traders. Approximately 85% of our third-party sales of heavy fuel oil are sales to oil companies and traders, with the remaining 15% sold directly to industrial customers.

Raw Materials

Supply

We purchase crude oil for both refineries from suppliers located in several different regions around the world. We purchase the majority of our crude oil from North Sea suppliers (approximately 59% in 2001, 65% in 2000 and 64% in 1999). Additionally, we purchase crude oil from Russia (approximately 9% in 2001, 8% in 2000 and 14% in 1999), Iran (approximately 17% in 2001, 10% in 2000 and 12% in 1999) and Saudi Arabia (approximately 11% in 2001, 5% in 2000 and 7% in 1999). We have no supply contracts longer than 13 months in duration and have purchased from 45% to 70% of our crude oil on the spot market over the last three years. This is consistent with industry standards and permits us to take advantage of the rapid price fluctuations in the crude oil supply market through our crude oil purchasing strategy. This strategy involves regularly monitoring market conditions for various types of crude oil as well as demand for refined products. Our objective is to minimize production costs (cost of crude oil, transportation and refining) and maximize sales revenue from the sale of the refined products that are most in demand. We supplement this purchasing strategy with various hedging instruments and forward sales contracts on refined products designed to lessen the risk of fluctuations in crude or refined product prices.

Investments in environmental initiatives have permitted us to develop and to market profitably refined products that meet and, in some cases, surpass the highest EU environmental specifications. We believe that there is increased demand for these products in those markets in which either more stringent clean air requirements are imposed by governments and/or tax incentives exist to encourage their use. Our early investment in desulphurization capability enables us now to produce products that meet the EU Year 2005 sulphur specification (50 parts per million) for gasoline and diesel at both refineries. Both of our refineries also produce certain quantities of virtually sulphur-free (10 parts per million) diesel. These product qualities for diesel and gasoline far exceed current EU specifications for sulphur content in diesel of 350 parts per million and EU specifications for sulphur content in gasoline of 150 parts per million. However, we will need to make certain investments to meet the EU Year 2005 aromatics requirements for gasoline. In addition, to enable the total output of diesel from our refineries to meet the EU Year 2005 sulphur specification, we would need to export certain quantities of high-sulphur vacuum gasoil to free up capacity in our refineries required to desulphurize diesel and/or downgrade quantities of diesel into heating oil.

We believe meeting the EU Year 2005 aromatic specification for gasoline will require total investments of approximately SEK225 million at Scanraff, approximately SEK175 million of which represents our share, and approximately SEK365 million at Preemraff. These investments are necessary to upgrade the isomerization units at both refineries so that all gasoline produced has 35% or less aromatic content. These investments will permit the elimination of expensive blending components, such as MTBE. The European Union has announced gasoil specifications to become effective in 2008. None of these specifications is higher than those presently imposed by Sweden, which we currently meet.

Price Effect on Inventories

Preem Petroleum AB holds large inventories of crude oil and refined products and, as a result, its financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, its gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit Preem Petroleum AB earns during a period of rising prices may be attributable solely to the increase in prices during the period after it buys the crude oil and prior to the time it finishes refining it and sell it. However, during periods of rising crude oil prices, the cost of replenishing Preem Petroleum AB’s crude oil inventories and, thus, its working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, Preem Petroleum AB generally experiences the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to its gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, Preem Petroleum AB’s gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

We believe that, although the price effect on inventories may impact Preem Petroleum AB’s results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. See also “Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk” under Item 11 herein.

Inventory Management

We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices.  Our inventory management strategies include the purchase and sale of exchange-related, oil-related futures and options with a duration of twelve months or less.  To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms customized to the market in which we sell, such as point of delivery, are better suited to hedge against the specific price movements in our markets.  The number of barrels of crude oil and refined products covered by such contracts varies from time to time.  We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system.  These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins.  This hedging activity is closely managed and subject to internally established risk standards.  The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.  We do not engage in speculative derivatives transactions.  In addition, our substantial storage capacity enables us to earn rental income by selling storage certificates to other oil companies for their EU-imposed compulsory storage obligations.

Marketing Operations

Our Swedish Market Division, which consists of a Home-Heating and Business-to-Business Segment and a Station and Consumer Segment, obtains all of its refined products from our Supply and Refinery Division. Our Swedish Market Division sells home-heating gasoil directly to end-users and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from our Supply and Refining Division. We also sell gasoline, diesel, lubricants, shop merchandise and other products through approximately 527 Preem-branded service stations. On a stand-alone basis, none of our customer sales contracts or customer relationships are material to our business.

All marketing operations benefit from centralized support functions that provide credit monitoring, invoicing, customer services, information technology and related functions. Our Swedish Market Division had sales revenue for the years ended December 31, 2000 and  December 31, 2001, of SEK9,904 million and SEK10,364 million, respectively. The following table shows the volume of our principal refined products sold by our Swedish Market Division during each of the last three years and our estimate of our approximate share of the Swedish market for each product based on data reported by the Swedish Petroleum Institute.

	1999		2000		2001
	Thousand m3	Estimated Market Share(1)	Thousand m3	Estimated Market Share(1)	Thousand m3	Estimated Market Share(1)
Diesel(2)	986	28.1%	995	28.3%	1,072	30.1%
Heating gasoil	1,154	37.5%	1,023	38.6%	1,000	38.1%
Heavy fuel oil	651	44.9%	595	49.4%	727	44.4%
Gasoline	597	10.9%	583	10.9%	595	11.0%

(1)                                  Swedish Petroleum Institute, based on sales volume, excludes deliveries to international bunkers.

(2)                                  Includes sales of diesel through our Station and Consumer Segment.

From August 2000 through 2001, our Marketing Division restructured our regional sales organization. The restructuring consisted of the replacement of all 25 of our regional sales offices with a centralized national call center in Stockholm, Sweden. The restructuring, which involved the reduction of our regional sales force on all levels and the recruiting and training of new staff for the centralized call center, will allow us to service the needs of our customers efficiently and professionally.

Home-Heating and Business-to-Business Segment

Through our Home-Heating and Business-to-Business Segment, we sell refined products to wholesale and retail customers, including sales of home-heating gasoil to retail consumers.

We are the largest home-heating gasoil company in Sweden, supplying gasoil to approximately 80,000 residences in 2001, resulting in an estimated market share of approximately 38%, based on 2001 sales volumes as estimated by the Swedish Petroleum Institute. The climate in Sweden requires home heating for almost nine months during the year, and a substantial number of Swedish homes are heated by gasoil as a result of the absence of a natural gas grid in Sweden. We also are the leading supplier of diesel fuel and heavy fuel oil to the industrial sector of Sweden. Our customers include Saab Automobile AB, AB Volvo, Scania CV AB, Electrolux AB, Södra Cell AB, Silja Line Service Oy, Viking Line AB, Pharmacia & Upjohn AB, Iggesund Paperboard AB, Birka Värme AB, Stora Enso AB, LK AB, Assi Domän AB and the public sector. Our Home-Heating and Business-to-Business Segment obtains all of its refined products from our Supply and Refining Division.

Station and Consumer Segment

Our Station and Consumer Segment, which obtains all of its gasoline and diesel product needs from our Supply and Refining Division, consists of a network of Preem-branded service stations throughout Sweden. We had approximately 11% of the market share in the Swedish gasoline market, based on 2001 sales volumes as estimated by the Swedish Petroleum Institute. As of December 31, 2001, we operated approximately 527 Preem-branded service stations in Sweden, 225 of which were owned by us and 302 of which were owned by dealers who operate under the Preem-brand name. The service stations are located throughout Sweden, with a concentration in the more heavily populated south and west. As part of our overall strategy of increasing sales by our Supply and Refining Division to our captive market, we intend to strengthen our network of service stations. Our long-term objective is to have a profitable chain of retail service stations with a higher Swedish market share.

There is a trend in the Swedish retail gasoline market towards full-service stations, offering a variety of products through integrated convenience stores aimed at consumers who prefer “one-stop shopping.” At the same time, there is a contrasting trend towards low-cost unmanned self-service stations that simply sell gasoline at reduced prices for the price-minded customer. Our strategy is to meet both ends of this demand spectrum by operating stations with convenience stores (or upgrading existing convenience stores) in locations that have relatively high throughput as well as unmanned self-service stations. To implement this strategy, we intend to have stations with convenience stores positioned as hubs for multiple unmanned stations. We believe this will help us to both increase sales and encourage brand loyalty. We also are disposing of unprofitable stations.  As of  December 31, 2001, we operated 296 manned stations and 231 unmanned stations, as well as two unbranded stand-alone gasoline pumps. Ten of our 527 Preem-

branded stations are boat stations, eight of which are manned and two of which are unmanned. We expanded certain of our manned stations to include convenience stores in 2001, and virtually all of our manned stations have convenience stores as of December 31, 2001. In Sweden, we also operate a network of unmanned diesel stations under the brand name “Såifa.”  On December 31, 2001, we owned all existing 138 Såifa-branded stations.

In addition, we produce lubricants, which are high margin products, through a joint venture called Scanlube, with Hydro Texaco Holdings A/S, a Danish corporation that is an affiliate of Norsk Hydro AS. Scanlube acquires supplies related to the production of lubricants and produces, packages and sells lubricants to us, Hydro Texaco Holdings A/S and related subsidiaries. We and Hydro Texaco Holdings A/S each own 50% of Scanlube.

The Scanlube joint venture is governed by a shareholders’ agreement and is managed by a board of directors comprised of six individuals, three of whom are nominated by us and three of whom are nominated by Hydro Texaco Holdings A/S. The managing director of Scanlube is not a director, but has the right to attend meetings of the board of directors. Under the shareholders’ agreement, each party is responsible for its share of the operations of Scanlube, including costs for financing and administrative overhead. Each party also shares equally in equity contributions to Scanlube. Neither party may sell or transfer any interest in Scanlube without first providing the other party with a right of first refusal.

International Division

Our International Division sells refined products primarily to wholesale customers in Poland and to a lesser extent in Norway. We began operations in Poland in 1995 and invested until 2002 to increase the number of Preem-branded service stations in that market. We have also stopped entering into supply and trademark licensing agreements with independent retailers to expand our existing network of Preem-branded stations.  As of December 31, 2001, there were approximately 70 service stations in Poland, most of which operated under the Preem-brand name, compared to 50 stations at the end of 1998. We have been unable to fully implement our plans to expand our operations in Poland and have stopped investing in our Polish operations in 2002.  We may decide to exit the Polish market.  Our total revenues in Poland for the last three years were SEK1,814 million in 2001, SEK1,388 million in 2000 and SEK760 million in 1999.

Intellectual Property

Preem Petroleum AB holds the word and device trademark registrations for Preem and the Preem-bear logo in Sweden, Norway, Estonia and Latvia. Preem Petroleum AB holds the combined word and device mark for Preem and the Preem-bear logo in the European Union, Lithuania and Poland. Preem Petroleum AB also holds other Swedish trademark registrations including “Biomil” and “Minima.”

Preem Petroleum AB, directly or indirectly through its subsidiaries also holds the following domain names: “preem.com,” “preem.net,” “preem.org,” “preem.dk” (Denmark), “preem.no” (Norway), “preem.se” (Sweden), “preem.ie” (Ireland), “preem.co.uk” (UK) and “preem.pl” (Poland).

Competition

Supply and Refining Division.  Our Supply and Refining Division competes primarily with AB Svenska Shell, which owns and operates the only other competing oil refinery in Sweden and, to a lesser degree, with Fortum Oy and Statoil AS. Outside Sweden, we compete with all of the refineries in northwestern Europe that can serve our target markets. The principal competitive factors affecting our refining operations are the price and availability of crude oil and other feedstock, refinery efficiency, the refined product mix and product distribution and transportation costs.

Marketing Operations.  The principal competitor of our Home-Heating and Business-to-Business Segment is AB Svenska Shell. We have an approximate 38% market share of the home-heating gasoil market in Sweden, based on 2001 sales volumes as estimated by the Swedish Petroleum Institute. Shell has an approximate 26% market share for home-heating gasoil based on these data.

In our Station and Consumer Segment, we compete principally with the two leading suppliers to the market for retail sales of gasoline, OK-Q8 AB SV with an approximate 26% market share and Svenska Statoil AB with an approximate 23% market share, based on 2001 sales volumes as estimated by the Swedish Petroleum Institute. In terms of market share, AB Svenska Shell is third with an approximate 14% market share, Norsk Hydro AS is fourth with an approximate 12% market share, and we rank fifth with an approximate 11% market share. The principal competitive factors affecting the success of our retail sales operations are market volume, station throughput, product price, locations of service stations and brand identification.

The principal competitors of our International Division in the Polish retail market are the Polish company PKN Orlen, which operates the largest country-wide network of stations (approximately 1,980), and Gdañska Rafineria SA, the next largest competitor in terms of the numbers of stations (approximately 320), based on data for 2001 from the Polish Organization of Oil Industry & Trade. In addition, we face significant competition from non-Polish companies that are in the process of establishing service station networks. The four largest foreign owned networks in Poland are BP (approximately 140 stations), Shell (approximately 140 stations), Aral (approximately 120 stations) and Statoil (approximately 120 stations), based on data for 2001 from the Polish Organization of Oil Industry & Trade. We rank fifth, with approximately 70 stations in Poland. In Poland, we believe that we also compete with approximately 3,500 independent stations.

Regulation and Environmental Matters

We are subject to both Swedish and EU regulation on the production, storage, transportation and sale of petroleum products. Sweden was one of the first European countries to introduce strict environmental legislation, which required the Swedish petroleum industry to upgrade existing infrastructure earlier than other European refiners. Sweden has among the strictest environmental specifications in the European Union. Current EU regulations allow a maximum sulphur content of 150 parts per million for gasoline, compared to 50 parts per million in Sweden, and 350 parts per million for diesel, compared to 10-50 parts per million in Sweden. The EU Year 2005 specifications will reduce the sulphur content for gasoline and diesel to 50 parts per million. The EU Year 2005 specifications also will reduce the aromatic content of gasoline from 42% to 35%. The final specifications for 2005 are expected to be confirmed later in 2002.

To meet the higher Swedish regulations we have already invested in desulphurization capabilities at Scanraff and Preemraff. Our early investment in desulphurization capability enables us now to produce products that meet the EU Year 2005 sulphur specification for gasoline and diesel at both refineries. Both of our refineries also produce certain quantities of virtually sulphur-free (10 parts per million) diesel. These product qualities for diesel and gasoline far exceed current EU specifications for sulphur content in diesel of 350 parts per million and EU specifications for sulphur content in gasoline of 150 parts per million. However, we will need to make certain investments to meet the EU Year 2005 aromatics requirements for gasoline. In addition, to enable the total output of diesel from our refineries to meet the EU Year 2005 sulphur specification, we would need to export certain quantities of high-sulphur vacuum gasoil to free up capacity in our refineries required to desulphurize diesel and/or downgrade quantities of diesel into heating oil.

To meet the EU Year 2005 aromatic specification for gasoline, we believe that minimum total investments of approximately SEK225 million at Scanraff, approximately SEK175 million of which represents our share, and approximately SEK365 million at Preemraff are required. These investments are necessary to upgrade the isomerization units at both refineries so that all gasoline produced has 35% or less aromatic content. These investments will permit the elimination of expensive blending components, such as MTBE. We may decide later in 2002 to make a larger investment at Scanraff in the context of upgrading the refinery to meet the EU Year 2005 specification for gasoline if this is economically attractive.

The European Union has announced gasoil specifications to become effective in 2008. These specifications are not higher than those presently imposed by Sweden, which we currently meet.

The table below shows the minimum investments required at each of our refineries to enable them to meet future EU environmental specifications for gasoline, diesel and gasoil. The amount indicated for Scanraff below represents our share of that capital investment.

	Required Investment
Specification	Scanraff	Preemraff
	(in millions of SEK)
Year 2005 Gasoline
50 parts per million sulphur content	0	0
35% aromatic content	175	365
Year 2005 Diesel
50 parts per million of sulphur content	0	0
Year 2008 Gasoil
0.1% sulphur content	0	0
Total	175	365

Although we believe that these relatively minor capital investments would permit us to meet the EU specifications, our intention is to make additional investments to further upgrade our refineries. The EU specifications for sulphur content in gasoline and diesel are set at 50 parts per million for 2005, but we believe that there is an increased demand for virtually sulphur-free fuels (10 parts per million). Given this, we believe that an alternative investment in a mild-hydrocracker unit at Scanraff, our share of which would be approximately SEK2,200 million, is economically attractive. However, we have made no formal decision to make this investment with our joint-venture partner and do not expect to do so until later in 2002. If we make this investment, we believe that all of our production of gasoline and diesel at Scanraff and Preemraff would be virtually sulphur-free (10 parts per million). In addition, this investment would permit us to upgrade the excess volumes of vacuum gasoil to diesel, thereby increasing our overall margins. If we proceed with this investment, we would expect to expend the majority of the capital required during 2003 and 2004.

We also have cooperated in environmental initiatives with several of our long-standing customers. In 1996, Preemraff and Göteborgs Energi, the municipal utility company, developed a system for recycling surplus heat which supplies approximately 550 gigawatt hours of electricity annually to both the city of Gothenburg and AB Volvo. The project was completed in September 1997.  Additionally, we cooperate with AB Volvo, Chalmers University of Technology and the Swedish Environmental Protection Agency to bring about environmental improvements in Swedish cars.

4.3       Organizational structure

Preem Petroleum AB is wholly owned by Preem Holdings AB, which is a wholly-owned subsidiary of Corral Petroleum Holdings AB, which in turn is a wholly-owned subsidiary of Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi. Mr. Al-Amoudi acquired all of the outstanding shares of the company, then called OK Petroleum, in 1994, and its name was changed to Preem Petroleum AB in 1996. The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation, the activity of each subsidiary and the direct or indirect percentage ownership by the Company in such subsidiary.

Company	Country of Incorporation	Activity	% Owned by Preem Holdings
Preem Petroleum AB	Stockholm	Petroleum Refining & Marketing	100%
Preem Finans AB	Stockholm	Finance	100%
Preem Raffinaderi AB	Gothenburg	Petroleum Refining	100%
Skandinaviska Raffinaderi AB Scanraff	Lysekil	Petroleum Refining	75%
Preem Polska Sp.z.o.o.	Poznan	Petroleum sales	100%

4.4       Property, plants and equipment

Principal Properties

We own the site near Gothenburg on which Preemraff is located, which consists of 340 acres and have easements that ensure Preemraff’s access to the harbors of Torshamnen and Skarvik by way of pipelines. The

Scanraff joint venture owns the refinery and the 470 acres on which the refinery is located, as well as the harbors at Lysekil and Skarvik. Our main storage facilities, which consist of a total of approximately 37 acres, are also located in Sweden and we own two storage depots in Poland covering 8 acres. All other properties used by us are leased in accordance with normal market conditions. For additional information regarding our property, plants and equipment, see “Business overview” under Item 4.2. herein.

Item 5.    Operating and Financial Review and Prospects

The following is a discussion of the results of operations and financial condition of Preem Petroleum AB for the years ended December 31, 1999, 2000 and for Preem Holdings AB for the year ended December 31, 2001. In Items 5 and 11 below, the “Company,” “we,” “us” and “our” refer to Preem Petroleum AB and its consolidated subsidiaries for the years ended December 31, 1999 and 2000, and to Preem Holdings AB for the year ended December 31, 2001. Because Preem Holdings AB had been a dormant company prior to 2001, we believe that this approach provides more relevant disclosure with respect to our annual results of operations. You should read this discussion in conjunction with the Preem Petroleum AB audited Consolidated Financial Statements and the related notes and the Preem Holdings AB audited Financial Statements and the related notes, in each case, included elsewhere in this annual report. We have prepared the Preem Petroleum AB audited Consolidated Financial Statements and the Preem Holdings AB audited Financial Statements, in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. See “Principal Differences between Swedish GAAP and U.S. GAAP” under Item 3 herein.

The discussions in Items 5 and 11 contain forward-looking statements that are estimates made by our management based upon available information as well as management’s interpretation of what it believes are significant factors affecting our business and the markets for our products. These factors include, but are not limited to, those set out under “Risk Factors” and those referred to below. We cannot assure you that these estimates will prove to be correct or that the information, interpretations and the assumptions on which they are based will prove to be valid.

5.1       Operating results

Overview

Our refineries purchase crude oil from suppliers around the world and produce refined products for sale. Our Supply and Refining Division sells refined products wholesale to our Swedish Market Division and International Division and to third parties, primarily other refined product marketing companies. Our Swedish Market Division and International Division resell products to both wholesale and retail customers.

Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery’s sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery’s sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company’s results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products.

5.1.1                     Refining margins

Oil refineries measure the financial performance of their operations by their margins. “Gross refining margin” is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery’s gross refining margin is a measure of both the sophistication of the plant’s design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, that can produce a higher percentage of the lighter, higher-value, fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff. Refining margin measures the ability of a refinery to cover the costs of its refining process. “Net cash margin” is the refining margin less the refinery’s fixed operating costs, excluding depreciation and other non-cash costs. Net cash margin indicates the cash generating capability of the refinery. “Net refining margin” is the net cash margin less depreciation and reflects the overall profitability of the refinery.

The following tables show the calculation of margins for Scanraff and Preemraff for the periods covered by the Preem Holdings AB and the Preem Petroleum AB Consolidated Financial Statements. In accordance with industry practice, the margins are expressed in Dollars per barrel. The information for Scanraff shows our share of the refinery’s production for the years indicated.

	Year ended December 31,
	1999	2000	2001
Scanraff	(in $/barrel )
Gross refining margin	1.52	3.03	2.06
Variable refining costs	(0.23)	(0.22)	(0.20)
Refining margin	1.29	2.81	1.86
Fixed operating costs (excluding depreciation)	(0.53)	(0.50)	(0.59)
Net cash margin	0.76	2.31	1.27
Depreciation	(0.38)	(0.34)	(0.32)
Net refining margin	0.38	1.97	0.95
Total production (in 1,000 barrels)	56,648	57,504	53,085
Preemraff
Gross refining margin	0.94	2.08	1.29
Variable refining costs	(0.26)	(0.34)	(0.28)
Refining margin	0.68	1.74	1.01
Fixed operating costs (excluding depreciation)	(0.63)	(0.35)	(0.46)
Net cash margin	0.05	1.39	0.55
Depreciation	(0.60)	(0.46)	(0.43)
Net refining margin	(0.55)	0.93	0.12
Total production (in 1,000 barrels)	33,729	42,505	41,176

For the year ended December 31, 2001, the gross refining margins at Scanraff were $2.06/barrel, which represents a decrease of approximately 32% from the gross refining margins of $3.03/barrel for the year ended December 31, 2000. Scanraff’s variable refining costs decreased by approximately 9% during 2001 compared to 2000.  This decrease was primarily attributable to lower electricity expenses.  Scanraff’s fixed operating costs also increased during 2001 as compared to 2000. This increase of approximately 18% was primarily attributable to the maintenance costs associated with the repair of the damaged furnace of the platformer unit, higher preventive maintenance costs and pension costs.

For the year ended December 31, 2001, the gross refining margins at Preemraff were $1.29/barrel, which represents a decrease of approximately 38% from the gross refining margins of $2.08/barrel for the year ended December 31, 2000. The variable refining costs decreased by approximately 18% during 2001 compared to 2000. This decrease was primarily attributable to reduced use of natural gas as an energy source at the Preemraff refinery.  This reduced use of natural gas is due to period-to-period changes in the refinery’s use of natural gas as opposed to its own fuel oil as an energy source. Decisions by management to make such reductions are influenced by the need to control the emissions of nitrogen oxides from the refinery. Fixed operating costs for Preemraff increased by approximately 32% during 2001 compared to 2000 primarily as a result of higher preventive maintenance costs, an increase in property tax and pension costs.

Gross refining margins increased in 2000 at both of our refineries, while these margins decreased in 2001. We believe the increase in gross refining margins in 2000 was industry-wide and was attributable to the following factors:

•   a robust demand for gasoline in the United States, which caused prices of refined products to rise relative to crude oil prices;

•   the introduction of new product specifications on both sides of the Atlantic; and

•   to a lesser extent, a reduction in product supply due to an unusually high level of planned and unplanned capacity outages.

We believe the decrease in gross refining margins in 2001 was industry-wide and was attributable to the following factors:

•   the sharp down-turn of the economy, which negatively impacted demand for refined products; and

•           a reduced demand for jet fuel as a result of the terrorist attacks of September 11, 2001 in New York City and Washington, DC, which caused an interruption and notable decline in air travel.

5.1.2                     Results of operations

Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the governments of Sweden and the UK. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. In this discussion, we have broken out the sales revenue of our Supply and Refining Division, Swedish Market Division and International Division. The sales revenue of our Supply and Refining Division includes intercompany sales to the Swedish Market Division and International Division, and sales revenue of the two marketing divisions includes the sales revenue received on the resale of such refined products. We have included intercompany sales revenue in the total for the Supply and Refining Division. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our Supply and Refining Division properly reflects the results of these divisions for purposes of comparison. To avoid overstating total sales revenue, these intercompany sales have been eliminated in the Preem Petroleum AB Consolidated Financial Statements.

Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). We have no supply contracts of more than 13 months in duration and rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in “contango,” meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango (as we did in 1998 when these market conditions existed for both crude oil and refined products for an unusually long period and to an unusually great degree) by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits (as we did in 1998) by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements. In 1999, 2000 and 2001, there were occasional contango market conditions, but they did not result in additional profits comparable to those realized in 1998.

Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our Supply and Refining Division, Swedish Market Division and International Division.

Financial income and expenses, net, consist of our share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange losses and certain other items.

We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes payable by Preem Petroleum AB by transferring, to the extent possible, our taxable income to our parent company, previously Corral Petroleum Holdings AB. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. In particular, we effect a transfer to our parent company, which we record as a group contribution, which is in the form of a book-entry dividend, so the amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders’ equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder loan. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. We received a tax refund of SEK11 million in 1999, paid income taxes of SEK11 million in 2000 and SEK57 million in 2001.

Minority interests principally reflect the interest of Hydro R&M Holding AS, an affiliate of Norsk Hydro AS, in Scanraff, the interest of Vattenfall AB in Preem Gas AB and the interest of Greenergy International Limited in Greenergy Fuels Limited.

The following table shows certain items in the Preem Petroleum AB consolidated statements of operations for  1999 and 2000 and for Preem Holdings AB for 2001.

	Year ended December 31,
	1999	2000	2001
	SEK	SEK	SEK	$(1)
	(in millions)
Consolidated Statement of Operations Data:
Revenues	28,793	46,195	46,697	4,376
Excise duties	(6,573)	(6,637)	(10,288)	(964)
Sales revenue	22,220	39,558	36,409	3,412
Cost of goods sold	(20,142)	(37,123)	(34,780)	(3,259)
Gross profit	2,078	2,435	1,629	153
Selling and administrative expenses	(1,093)	(1,160)	(1,417)	(133)
Other operating income	236	381	268	25
Operating income	1,221	1,656	480	45
Financial expense, net(2)	(233)	(372)	(667)	(63)
Income before taxes	988	1,284	(187)	(18)
Income taxes(3)	(274)	(452)	(34)	(3)
Minority interests	(1)	(1)	(12)	(1)
Net income	713	831	(233)	(22)

(1)	We have translated Kronor into Dollars at the rate of $1.00=SEK10.67 (the exchange rate December 31, 2001). We have provided this translation solely for your convenience.

(2)

Financial expense, net, consists of the share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange losses and certain other items of Preem Holdings AB and Preem Petroleum AB.

(3)

Income taxes do not generally reflect cash payable or paid, because each of Preem Holdings AB and Preem Petroleum AB  transfer, to the extent possible, its taxable income to its respective  parent company as a group contribution, which is in the form of a book-entry dividend.

The following table shows the sales revenue and operating income of our three divisions for the last three years.

	Year ended December 31,
	1999	2000	2001
	SEK	SEK	SEK	$(1)
	(in millions)
Sales Revenue:
Supply and Refining(2)	18,728	35,477	31,289	2,932
Swedish Market	7,040	9,904	10,364	971
International	791	1,462	1,914	179
Total Sales Revenue(3)	22,220	39,558	36,409	3,412

Operating Income (loss):
Supply and Refining	1,120	1,540	562	53
Swedish Market	92	6	79	8
International	(30)	(69)	(72)	(7)
Other non-allocated income (expense)(4)	39	179	(89)	(9)
Total Operating Income	1,221	1,656	480	45

(1)	We have translated Kronor into Dollars at the rate of $1.00=SEK10.67 (the exchange rate on December 31, 2001). We have provided this translation solely for your convenience.

(2)

Includes sales by our Supply and Refining Division to our Swedish Market Division and International Division of SEK4,339 million for 1999, SEK7,285 million for 2000 and SEK7,158 for 2001. We have included intercompany sales revenue in the total for our Supply and Refining Division. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in Supply and Refining Division sales revenue properly reflects the results of these divisions for purposes of comparison. To avoid overstating total sales revenue, such intercompany sales are eliminated in the Preem Petroleum AB and Preem Holdings AB consolidated financial statements.

(3)

Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden and the UK.

(4)

Other non-allocated income (expense) includes corporate cost center, non-recurring items and exchange rate differences, the most significant of which is exchange rate differences. We only reported a non-recurring item in 2000 of SEK89 million, which represented a pension refund.

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues. Our revenues for the year ended December 31, 2001 were SEK46,697 million, an increase of SEK502 million, or approximately 1%, from SEK46,195 million for the year ended December 31, 2000. This increase is primarily attributable to the strong Dollar, which increased by approximately 10% against the Krona during this period, and to the increase in excise duties due to increased taxation on petroleum products.  The increase is to a large extent offset by lower product prices due to lower average crude oil prices and by the planned and unplanned shutdowns of our refineries that reduced our processing of crude oil to a minimum for approximately six weeks during the third quarter of 2001, resulting in lower margins and sales volumes.

Sales revenue. Sales revenue for the year ended December 31, 2001 was SEK36,409 million, a decrease of SEK3,149 million, or approximately 8%, from SEK39,558 million for the year ended December 31, 2000.  This decrease in sales revenue is primarily attributable to lower market prices for petroleum products during this period and, to a lesser extent, to an unplanned shutdown of our Scanraff refinery.

Cost of goods sold. Cost of goods sold for the year ended December 31, 2001 was SEK34,780 million, a decrease of SEK2,343 million, or approximately 6%, from SEK37,123 million for the year ended December 31, 2000. The decrease of costs of goods sold, which was primarily attributable to lower sales volumes and lower purchase prices for crude oil, was offset, to a certain extent, by the stronger Dollar.

Gross profit. Gross profit for the year ended December 31, 2001 was SEK1,629 million, a decrease of SEK806 million, or approximately 33%, from SEK2,435 million for the year ended December 31, 2000.  In addition to the factors discussed above, this decrease in gross profit is attributable to the negative price impact on our inventories caused by falling crude oil and refined product prices.

Selling and administrative expenses. Selling expenses for the year ended December 31, 2001 were SEK1,010 million, an increase of SEK65 million, or approximately 7%, from SEK945 million for the year ended

December 31, 2000. Approximately 42% of the increase in selling expenses is primarily attributable to the strengthening of the Zloty vis-à-vis our Polish operations.  This increase also reflects the first full year of consolidated selling expenses since our acquisition in September 2000 of Greenergy Fuels Ltd., one of our subsidiaries. Approximately 55% of the increase in selling expenses is attributable to the implementation of the “Preem Center” in our Swedish Market division and costs related to our reorganization. Administrative expenses for the year ended December 31, 2001 were SEK407 million, an increase of SEK192 million, or approximately 89%, from SEK215 million for the year ended December 31, 2000. This increase in administrative expenses is largely the result of the depreciation on goodwill in Preem Holdings AB of SEK132 million.  The increase in administrative expenses is primarily attributable to Greenergy Fuels Ltd. and pension expenses incurred in connection with the restructuring of the sales operations in our Swedish Market Division.

Other operating income. Other operating income for the year ended December 31, 2001 was SEK268 million, a decrease of SEK113 million, or approximately 30%, from SEK381 million for the year ended December 31, 2000. The decrease in other operating income reflects our receipt of a non-recurring pension refund from Swedish pension funds in 2000.

Operating income (loss). Operating income for the year ended December 31, 2001 was SEK480 million, a decrease of SEK1,176 million, or approximately 71%, from SEK1,656 million for the year ended December 31, 2000.  The operating income of our Supply and Refining Division was SEK562 million for the year ended December 31, 2001, a decrease of SEK978 million, or approximately 64%, from SEK1,540 million for the year ended December 31, 2000. This decrease in operating income is attributable to lower refining margins, the negative price impact on inventories and an unplanned shutdown at our Scanraff refinery. Our Swedish Market Division generated operating income of SEK79 million for the year ended December 31, 2001, an increase of SEK73 million, compared to an operating income of SEK6 million for the year ended December 31, 2000. Within this division, our Home-Heating and Business-to-Business Segment increased its operating income for the year ended December 31, 2001, in spite of a decrease in consumption of home-heating gasoil as a result of a mild winter in Sweden and, to a lesser extent, an increased use of alternate energy sources due to increased home-heating gasoil prices. Primarily, as a result of higher sales volumes and higher sales margins, our Station and Consumer Segment turned the operating loss for  the year ended December 31, 2000, into an operating income for the year ended December 31, 2001. The operating loss of our International Division was SEK72 million for the year ended December 31, 2001, as compared to an operating loss of SEK69 million for the year ended December 31, 2000.

Financial expense, net. Financial expense, net, for the year ended December 31, 2001 was SEK667 million, an increase of SEK295 million, or approximately 79%, from SEK372 million for the year ended December 31, 2000. The principal component of this increase was interest expense, which was SEK491 million for the year ended December 31, 2001, an increase of SEK223 million, or approximately 83%, from SEK268 million for the year ended December 31, 2000.  The increase in interest expense is primarily attributable to our 2001 offerings of senior secured notes.  Foreign exchange losses on loans increased from SEK177 million for the year ended December 31, 2000 to SEK264 million for the year ended December 31, 2001 as a result of the strengthening of the Dollar against the Krona and the Euro against the Krona.  Of the exchange losses on loans, SEK174 million were attributable to the stronger Dollar and SEK90 million to the stronger Euro.

We incur significant amounts of our borrowings in Dollars to finance our oil inventories, which are also priced in Dollars. When the Dollar strengthens, we record foreign exchange losses with respect to such Dollar-denominated loans. However, we also benefit from the relatively high Dollar price of the underlying inventories so these foreign exchange losses are effectively offset by an increase in Dollar-denominated revenues recorded in our Supply and Refining Division to reflect the value of our inventories.

Income taxes. Income taxes for the year ended December 31, 2001 were SEK34 million, a decrease of SEK418 million, or approximately 92%, from SEK452 million for the year ended December 31, 2000. The sharp decrease in income taxes is primarily attributable to lower income before taxes in 2001. We incurred a loss before taxes in 2001 but had still a tax expense for the year ended December 31, 2001. This is due to non-deductible items such as amortization of goodwill and surplus values, as well as unrecognized deferred tax assets on tax loss carry-forwards in Poland.

Minority interests. Minority interests for the year ended December 31, 2001 was SEK12 million, an increase of SEK11 million from the year ended December 31, 2000.  This increase is primarily attributable to higher revenues from subsidiaries in which we hold minority interests.

Net income (loss). Net loss for the year ended December 31, 2001 was SEK233 million, a decrease of SEK1,064 million or approximately 128% from a net income of SEK831 million for the year ended December 31, 2000 due to the factors discussed above.

Year ended December 31, 2000 compared to year ended December 31, 1999

Revenues.  Our revenues for the year ended December 31, 2000 were SEK46,195 million, an increase of SEK17,402 million, or approximately 60%, from SEK28,793 million for the year ended December 31, 1999. Approximately 70% of this increase was attributable to higher prevailing product prices due to higher average crude oil prices and, approximately 20% to the strong Dollar and approximately 10% to a higher sales volume at both refineries.

Sales revenue.  Sales revenue for the year ended December 31, 2000 was SEK39,558 million, an increase of SEK17,338 million, or approximately 78%, from SEK22,220 million for the year ended December 31, 1999, primarily as a result of, and in the same proportions as, the factors discussed above.

Cost of goods sold.  Cost of goods sold for the year ended December 31, 2000 was SEK37,123 million, an increase of SEK16,981 million, or approximately 84%, from SEK20,142 million for the year ended December 31, 1999. The increase was attributable almost entirely to higher average crude oil prices. To a lesser extent, this increase was attributable to higher production at Preemraff, which increased by approximately 26% from 33.7 million barrels for the year ended December 31, 1999 to 42.5 million barrels for the year ended December 31, 2000, and the strong Dollar. Cost of goods sold also increased for the year ended December 31, 2000 due to a SEK817 million non-cash write-down based on a lower market value of our inventories relative to their acquisition value.

Gross profit.  Gross profit for the year ended December 31, 2000 was SEK2,435 million, an increase of SEK357 million, or approximately 17%, from SEK2,078 million for the year ended December 31, 1999, primarily as a result of, and in the same proportions as, the factors discussed above.

Selling and administrative expenses.  Selling expenses for the year ended December 31, 2000 were SEK945 million, an increase of SEK68 million, or approximately 8%, from SEK877 million for the year ended December 31, 1999. Administrative expenses for the year ended December 31, 2000 were SEK215 million, a decrease of SEK1 million, or approximately 0.5%, from SEK216 million for the year ended December 31, 1999. Selling expenses increased primarily as a result of the disposal of unprofitable service stations of SEK10 million, surplus depreciation of service stations of SEK25 million, write-down of storage depots of SEK26 million and reservations for employee bonuses, including social costs, of SEK15 million.

Other operating income.  Other operating income for the year ended December 31, 2000 was SEK381 million, an increase of SEK145 million, or approximately 61%, from SEK236 million for the year ended December 31, 1999. Other operating income for the year ended December 31, 2000 included a non-recurring refund of approximately SEK115 million from the Swedish National Pension Fund and increased rental income of approximately SEK30 million from the sale of storage certificates to other oil companies for their EU-imposed compulsory storage obligations.

Operating income (loss).  Operating income for the year ended December 31, 2000 was SEK1,656 million, an increase of SEK435 million, or approximately 36%, from SEK1,221 million for the year ended December 31, 1999. The operating income of our Supply and Refining Division was SEK1,540 million for the year ended December 31, 2000, an increase of SEK420 million, or approximately 38%, from SEK1,120 million for the year ended December 31, 1999 as a result of, and in the same proportions as, the factors discussed above. Our Swedish Market Division generated operating income of SEK6 million for the year ended December 31, 2000, a decrease of SEK86 million, compared to an operating income of SEK92 million for the year ended December 31, 1999. Within this division, our Home-Heating and Business-to-Business Segment maintained a relatively stable operating income for the year ended

December 31, 2000, in spite of a decrease in consumption of home-heating gasoil as a result of a mild winter in Sweden and, to a lesser extent, an increased use of alternate energy sources due to increased home-heating gasoil prices. The operating income generated by our Home-Heating and Business-to-Business Segment more than offset an operating loss in our Station and Consumer Segment for the year ended December 31, 2000. The operating loss in our Station and Consumer Segment was attributable to lower volumes sold in 2000 compared to 1999 as a result of decreased consumption due to higher retail gasoline prices. The operating loss of our International Division was SEK69 million for the year ended December 31, 2000, an increased loss of SEK39 million from an operating loss of SEK30 million for the year ended December 31, 1999. The increased operating loss was largely attributable to lower volumes sold in Poland as a result of decreased consumption due to higher retail gasoline prices and, to a lesser extent, reserves for bad debt. We believe that both our Station and Consumer Segment and our International Division have not been profitable partially as a result of low market share in their respective markets.

Financial expense, net.  Financial expense, net, for the year ended December 31, 2000 was SEK372 million, an increase of SEK139 million, or approximately 60%, from SEK233 million for the year ended December 31, 1999. The principal component of this increase was interest expense, which increased by approximately SEK60 million, or approximately 29%, from SEK208 million for the year ended December 31, 1999 to SEK268 million for the year ended December 31, 2000, reflecting in part higher interest rates and in part the higher Krona cost of Dollar-denominated interest payments. Foreign exchange losses on loans increased from SEK71 million for the year ended December 31, 1999 to SEK177 million for the year ended December 31, 2000 as a result of the strengthening of the Dollar against the Krona. We incur significant amounts of our borrowings in Dollars to finance our oil inventories, which are also priced in Dollars. When the Dollar strengthens, we record foreign exchange losses with respect to such Dollar-denominated loans. However, we also benefit from the relatively high Dollar price of the underlying inventories so these foreign exchange losses are effectively offset by an increase in Dollar-denominated revenues recorded in our Supply and Refining Division to reflect the value of our inventories.

Income taxes.  Income taxes for the year ended December 31, 2000 were SEK452 million, an increase of SEK178 million, or approximately 65%, from SEK274 million for the year ended December 31, 1999. The increase is attributable to higher income due to the higher income before taxes in 2000. Income taxes do not generally reflect cash paid or payable, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend. However, we paid income taxes in cash for the year ended December 31, 2000 of SEK11 million, while we received a tax refund of SEK11 million for the year ended December 31, 1999.

Minority interests.  Minority interests for the year ended December 31, 2000 remained unchanged from the year ended December 31, 1999. In both years, minority interests were SEK1 million.

Net income.  Net income for the year ended December 31, 2000 was SEK831 million, an improvement of SEK118 million or approximately 17% from a net income of SEK713 million for the year ended December 31, 1999, primarily as a result of the factors discussed above.

Introduction of the Euro

On January 1, 1999, a new single European currency, the “Euro,” replaced the local currencies in eleven of the fifteen member states of the European Union. The participating members of the European Union established fixed conversion rates between their sovereign currencies and the Euro. As of January 1, 2001, a twelfth member state has joined the European Monetary Union. Beginning January 1, 2002, the participating members began issuing new Euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating members will withdraw all bills and coins denominated in the respective local currency, so that the local currencies will no longer be legal tender for any transaction, making the conversion to the Euro complete.

The Swedish Parliament elected not to participate in the European Monetary Union at its commencement on January 1, 1999, although it has stated that it will let voters decide whether to participate later through either a referendum or a general election. If and when Sweden were to participate in the single currency, the Krona would be replaced by the Euro. We cannot assure you that the introduction of the Euro will not increase the volatility of the Krona exchange rates or result in the future appreciation of the Krona.

The introduction of the Euro has not had a material effect on our operations. Our Swedish operations have been able to conduct business in Euro since January 1, 1999. This has not involved any material amendments to our systems software, staff training or other steps. We believe that all necessary procedures have been taken and tested, and staff trained in the changes to working practices.

5.1.3                     Recent U.S. Accounting Pronouncements Issued but not yet Adopted

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” (SFAS No. 141) and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 was effective January 1, 2002.  Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 but before SFAS No. 142 is adopted are not amortized.  Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.  The company did not complete any purchase business combinations after June 30, 2001 and prior to the adoption of SFAS No. 142, thus there was no effect on the current year financial statements from the adoption of SFAS No. 141.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141.  The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments.  If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

SFAS No. 142 requires the Company to perform a transitional goodwill impairment evaluation to assess whether there is an indication that goodwill is impaired as of the date of adoption.  The Company must identify its reporting units, determine the carrying value and fair value of each reporting unit, and compare those values. To the extent the carrying amount of a reporting unit exceeds the fair value, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test.  In the second step, the Company must compare the implied fair value of the reporting unit goodwill, which is determined by allocating the fair value to all assets and liabilities in a manner similar to a purchase price allocation prescribed by SFAS No. 141, with the carrying amount of the reporting unit goodwill to determine whether any transitional impairment loss should be recognized.  The Company is currently completing its determination of the effect of the adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143).  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset, which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1,

2003.  The Company is currently reviewing the impact of the future adoption of SFAS No.143.

In August, 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company was required to adopt SFAS No. 144 on January 1, 2002 and is currently completing its determination of the effect of the adoption of the standard.

5.1.4.      Critical accounting policies

Our accounting policies are described in Note 1 to the “Notes to Consolidated Financial Statements” in Item 18 herein. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in Sweden and our reconciliation of net income and shareholders’ equity in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Inventory – Our inventories are stated at the lower of cost or market. We use the FIFO (“first in, first out”) method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. At December 31, 2001, the replacements cost (or market value) of our crude oil and refined product inventories exceeded its carrying value by SEK82 million. We had 15.6 million barrels of crude oil and refined product inventories at December 31, 2001 with an average cost of $20.28 per barrel. If the market value of these inventories had been $1 per barrel lower at December 31, 2001, we would have been required to write down the value of our inventories by SEK166 million. If refined product prices decline from the year-end 2001 levels, then we may be required to write down the value of our inventories in future periods.

Capitalized Turnaround Costs – We record the cost of major scheduled refinery maintenance (“turnarounds”), catalysts used in refinery process units as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment,” which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position is adopted in its current form, we will be required to write off the balance of our deferred maintenance costs, which totaled SEK96 million at December 31, 2001 and expense future costs as incurred.

Contingencies – We account for contingencies in accordance with SFA No. 5, “Accounting for Contingencies.” SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over- or understated.

5.2          Liquidity and capital resources

Overview

Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the year ended December 31, 2001, EBITDA was SEK1,287 million, compared to SEK2,377 million for the year ended December 31, 2000. For the year ended December 31, 2000, EBITDA was SEK2,377 million, compared to SEK1,871 million for the year ended December 31, 1999. We believe the cash flow from operating activities, bank borrowings and other available sources of funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

For the year ended December 31, 2001, we declared a group contribution of SEK330 million. Of this amount SEK242 million was offset against a receivable of Preem Holdings AB and SEK88 million will be returned to Preem Holdings AB in the form of an unconditional shareholder contribution. Generally, group contributions are paid in the year after declaration. Neither of the foregoing payments are restricted by the indenture governing our senior secured notes.

5.2.1       Cash flow

Cash flow from operating activities before changes in working capital was SEK820 million for the year ended December 31, 2001, a decrease of SEK1,201 million from SEK2,021million for the year ended December 31, 2000. This decrease reflects a decrease in income before taxes of SEK1,471 million from SEK1,284 million for the year ended December 31, 2000 to a loss of SEK187 million for the year ended December 31, 2001.  The decrease in income before taxes is primarily attributable to a decrease in refining margins, a negative price impact on inventories and an increase in financial expenses.  However, we believe that a more informative description of our underlying cash generation capability is to include changes in working capital, which are primarily driven by differences between product prices and volumes at period end.

Cash flow from operating activities before changes in working capital was SEK2,021 million for the year ended December 31, 2000, an increase of SEK359 million from SEK1,662 million for the year ended December 31, 1999.  This increase occurred as a result of higher refining margins for the year ended December 31, 2000 compared to the same period for 1999.

Cash flow from operating activities was SEK2,614 million for the year ended December 31, 2001, an increase of SEK2,539 million from SEK75 million for the year ended December 31, 2000.   The increase was primarily attributable to a decrease in working capital caused by a decrease in inventory volumes through sales of previously stocked crude oil and refined products as well as a decrease in current receivables and a decrease in the price levels of products and crude oil.  This increase was offset by a decrease in income before taxes, primarily attributable to a decrease in refining margins, a negative price impact on inventories and an increase of financial expenses.

Cash flow from operating activities was SEK75 million for the year ended December 31, 2000, a decrease of SEK750 million from SEK825 million for the year ended December 31, 1999. This decrease occurred as a result of generally higher accounts receivable due to higher revenues and higher inventory volumes for the year ended December 31, 2000 compared to the year ended December 31, 1999.

We collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them to the respective country’s government, primarily Sweden and the UK. Excise duties were SEK10,288 million for the year ended December 31, 2001 compared to SEK6,637 million for the year ended December 31, 2000. Excise duties were SEK6,637 million for the year ended December 31, 2000, SEK6,573 million for the year ended December 31, 1999. The delay between the time we collect these funds and the time we are required to remit them to the respective government enables us to use the cash to finance a significant portion of our working capital needs.

Cash flow used in investing activities was SEK543 million for the year ended December 31, 2001 compared to SEK384 million recorded for the year ended December 31, 2000.  This increase reflects the ongoing construction of the propane plant at Scranraff, an upgrade of the isomerization unit at Preemraff, the capitalization of the costs associated with the issuance of our senior secured notes in 2001, a grant of a short-term loan and the cash held by Preem Petroleum at the date of acquisition.

Cash flow used in investing activities was SEK384 million for the year ended December 31, 2000. Since we performed the standard turnaround required for maintenance of our refineries in 1999 for Preemraff and in 1998 for Scanraff, our cash flow used in investing activities for the year ended December 31, 2000 was lower compared to the SEK649 million recorded for the year ended December 31, 1999. We capitalize these turnaround costs and amortize them over the three to four year maintenance turnaround cycle.

Cash flow used in financing activities was SEK1,126 million for the year ended December 31, 2001, compared to cash flow provided by financing activities of  SEK409 million for the year ended December 31, 2000.  Cash flow used in financing activities in 2001 reflects the net amount of the proceeds from the issuance of the €305 million senior secured notes, the repayment of shareholder loans to our parent company Corral Petroleum Holdings AB, the payment of a group contribution granted in 2000 as well as a net decrease of debt at Preem Petroleum AB.

Cash flow from financing activities was SEK409 million for the year ended December 31, 2000, compared to a negative cash flow from financing activities of SEK390 million for the year ended December 31, 1999 as a result of increased utilization of credit facilities.

5.2.2       Restrictions on transfers of funds

Preem Holdings AB is a holding company.  As a holding company, to meet our debt service and other obligations, we are dependent upon group contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB.  Substantially all of our present assets consist of 100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offering of our senior secured notes in 2001. The ability of our subsidiaries to pay group contributions, dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject.  For example, a subsidiary company is prohibited from lending cash to a parent company under applicable corporate and other laws and regulations.

Preem Petroleum AB effects a transfer to us and records it as a group contribution in the form of a book-entry dividend. The amount Preem Petroleum AB can transfer in this manner on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of its unrestricted shareholders’ equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis.

5.2.3       Credit arrangements, shareholder investment and intercreditor arrangements

As of December 31, 2001, we had total debt of SEK6,382 million and an additional SEK2,855million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK5,810 million as of December 31, 2001, the current portion of which was SEK560 million as of December 31, 2001. As of December 31, 2001, we had drawings of SEK12 million under long-term bank overdraft facilities and no drawings under short-term debt. These loans and facilities are provided by various international banks. Our long-term debt included SEK1,119 million as of December 31, 2001 that was incurred to finance the desulphurization plant at Preemraff that became operational in 1997. This plant was financed through a sale and leaseback financing that runs through the year 2023. Our indebtedness bore interest at a weighted average rate per year of 6.3% as of December 31, 2001. For disclosure on the currency denomination and interest rate variability of our credit arrangements, see “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” under Item 11 herein.

In addition, as of December 31, 2001, we owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated intercompany loan with no maturity date.

Preem Petroleum AB had total long-term liabilities and total current liabilities of SEK10,999 million as of December 31, 2001. As of December 31, 2001, Preem Holdings AB had  no senior debt, other than the senior secured notes, and its subsidiaries had SEK8,711 million of total liabilities to which such senior secured notes effectively rank junior.

5.2.4       Capital expenditures

We made capital expenditures of SEK588 million for the year ended December 31, 2001, SEK405 million for the year ended December 31, 2000 and SEK590 million for the year ended December 31, 1999. These expenditures were funded from available cash reserves, internally-generated cash flow from operating activities and long-term debt. We believe that we will require total investments of approximately SEK225 million at Scanraff, approximately SEK175 million of which represents our share, and approximately SEK365 million at Preemraff to meet the EU Year 2005 aromatic specification for gasoline. These investments are necessary to upgrade the isomerization units at both refineries so that all gasoline produced has 35% or less aromatic content. These investments also will permit the elimination of expensive blending components, such as MTBE, thereby contributing to higher gross margins at both refineries.  We believe that these investments will further improve our competitive position in markets that prohibit the use of MTBE. We may decide to make a larger investment at Scanraff in the context of upgrading the refinery to meet the EU Year 2005 specifications for gasoline. We are currently considering an investment in a mild-hydrocracker unit at Scanraff, our share of which would be approximately SEK2,200 million, to further upgrade the refinery to enhance its margins. We have made no formal decision to make this investment with our joint-venture partner and do not expect to do so until later in 2002.  We intend to finance these investments from available cash reserves, internally generated cash flow from operating activities and long-term debt. We have commenced construction of a propane plant at Scanraff, which we expect to be operative during 2002, to produce propane for sale to the petrochemical industry. We believe that the total investments required for this plant will be approximately SEK400 million.

5.2.5       Description of certain indebtedness

As of December 31, 2001, we had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding shareholder loans) of SEK6,382 million. We also had unused commitments of

SEK2,855 million. As of December 31, 2001, our indebtedness bore interest at a weighted average rate per year of 6.3%.

Long-term debt

As of December 31, 2001, we had long-term debt (including SEK16 million of current portion of long-term debt, but excluding drawings of SEK12 million under long-term overdraft facilities) of SEK5,826 million, and an additional SEK200 million of available unused commitments. All of this indebtedness is unsecured, except for SEK46 million secured by real estate mortgages. The following credit facilities relate to long-term debt incurred to a variety of banks:

•                    $50 million term loan facility to Preem Petroleum AB (of which $50 million was outstanding as at December 31, 2001). The loan matures on January 10, 2006.

•                    SEK45.8 million term loan facility, secured by real estate mortgages, to Preem Petroleum AB (of which SEK45.8 million was outstanding as at December 31, 2001). The loan’s planned amortization schedule indicates full amortization on December 15, 2014, but we may repay the loan in March 2005.

•                    $55 million term loan facility to Preem Petroleum AB (of which $55 million was outstanding as at December 31, 2001). The loan matures on June 28, 2004.

•                    SEK150 million term loan facility to Preem Finans AB (of which SEK150 million was outstanding as at March 31, 2001). The loan matures on June 30, 2004.

•                    SEK200 million revolving credit facility to Preem Finans AB (of which no amount was drawn as at December 31, 2001). This facility is available until March 1, 2002.

•                    $25 million revolving credit facility to Preem Finans AB (of which $25 million was drawn as at December 31, 2001). This facility is available until January 25, 2005.

•                    €305 million bond loan to Preem Holdings AB (of which €305 million was outstanding as at December 31, 2001). The loan matures on October 1, 2011.

The following indebtedness reflects loans made by our joint venture partner, Norsk Hydro, ASA, to our jointly-owned Scanraff refinery, which appear as long-term indebtedness in our consolidated accounts:

•                    SEK43 million term loan facility from Norsk Hydro ASA to Skandinaviska Raffinaderi AB Scanraff (of which SEK43 million was outstanding as at December 31, 2001). The loan matures on October 30, 2003.

•                    SEK129 million term loan facility from Norsk Hydro ASA to Skandinaviska Raffinaderi AB Scanraff (of which SEK129 million was outstanding as at December 31, 2001). The loan matures on June 29, 2006.

•                    SEK64.5 million term loan facility from Norsk Hydro ASA to Skandinaviska Raffinaderi AB Scanraff (of which SEK64.5 million was outstanding as at December 31, 2001). The loan matures on June 30, 2008.

In addition, in December 1997, we entered into a sale and leaseback transaction pursuant to which Preemraff holds a 25-year lease on the desulphurization plant at Preemraff. The lease is recorded as a capital lease on the consolidated balance sheet representing at December 31, 2001, SEK1,132 million of indebtedness. The desulphurization plant is owned by a partnership in which Preem Petroleum AB and Preemraff are minority partners and, thus, the indebtedness of the partnership is not included in our consolidated balance sheet. The partnership financed its acquisition of the plant by a loan from Preem Petroleum AB, which was subsequently replaced by a

SEK1,200 million term loan facility, all of which was outstanding at December 31, 2001. Until March 31, 2003, the majority beneficial owner in the partnership has the right to put its entire interest in the partnership to Preem. Prior to September 2002, this put right is subject to limited conditions, but is unconditional after that time.

Overdraft

As of December 31, 2001, we had drawings of SEK12 million under overdraft facilities of SEK402 million. We have SEK390 million of available unused overdraft facilities.

Short-term debt

As of December 31, 2001, we had short-term debt of SEK560 million (including SEK16 million of current portion of long-term debt), and an additional SEK2,265 million of available unused commitments under such short-term debt facilities.

Shareholder loans

As of December 31, 2001, we owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated intercompany loan with no maturity date.

5.3          Research and development, patents and licenses, etc.

None.

5.4          Trend information

The OPEC countries as well as some larger countries that are not members of OPEC decided to reduce the production of crude oil by 1.5 million barrels per day for the first half of 2002. The resulting lower volumes of crude oil production have caused refining margins to deteriorate in 2002, which have consequently resulted in reduced production and consequently lower inventory levels in the industry. This reduction in crude oil production is expected to result in a balance of supply and demand for crude oil. In addition, the low inventory levels across the industry are expected to contribute to improved refining margins in the second quarter of 2002.  A recovery in the world economy could further improve profitability in the second half of 2002.

Since December 31, 2001 to March 26, 2002, the market price for crude oil has increased from approximately $19 per barrel to approximately $25 per barrel. Production prices did not increase at the same rate as the market price for crude oil during the period, resulting in low refining margins for Preem Petroleum AB and other similar refining companies. The increase in market price for crude oil during the period is expected to have a positive impact on our EBITDA because of price gains on inventories. We have maintained our inventory volumes in 2002 at approximately the same levels as in 2001.

Item 6.    Directors, Senior Management and Employees

6.1       Directors and senior management

The following table sets forth certain information with respect to the directors and executive officers of Preem Holdings AB. The second table sets forth information with respect to the directors and executive officers of our operating company, Preem Petroleum AB.

Preem Holdings AB

Name	Age	Position(s)
John P. Oswald	42	Director, Chairman of the Board
Richard Öhman	50	Director
Karim Karaman	35	Director, President
Lars Nelson	60	Director
Per Höjgård	53	Chief Financial Officer
Per Behm	44	Vice-President, Legal Affairs

All of the directors of Preem Holdings AB have been appointed with effect as of February 22, 2001. Our board members can be contacted at our registered offices.

Preem Petroleum AB

Name	Age	Position(s)
Lars Nelson	60	Director, President and CEO
Sven-Eric Zachrisson	52	Director, Chairman of the Board
Rolf Dahlgren	59	Director
Per-Olof Eriksson	64	Director
Bengt Gustafsson	68	Director
Ghazi Habib	52	Director
Jan-Olof Larsson	50	Director
Carl-Johan Åberg	71	Director
John P. Oswald	42	Director
Richard Öhman	50	Director
Karim Karaman	35	Director
Bassam Aburdene	53	Director
Per Höjgård	53	Chief Financial Officer
Freddie Linder	55	Senior Vice-President, Swedish Market
Robert Onsander	51	Senior Vice-President, Supply and Refining

John P. Oswald has been a director and Chairman of the Board of Preem Holdings AB since February 2001 and a director of Preem Petroleum AB since 1999. Mr. Oswald devotes approximately 25% of his time to Preem Holdings AB and Preem Petroleum AB. Mr. Oswald also has served as a director of Corral Petroleum Holdings AB since April 1999. Since 1994, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant/investment banking services to Corral Petroleum Holdings AB and Preem Holdings AB. See “Related Party Transactions” under Item 7.2 herein. Since 1997, Mr. Oswald has been a general partner and the chief executive officer of Bridge East Capital, a private equity fund. Mr. Oswald is a member of the board of directors of a number of privately held companies.

Richard Öhman has been a director of Preem Holdings AB since February 2001 and a director of Preem Petroleum AB since 1994. Mr. Öhman has served as President and Chief Executive Officer of Corral Petroleum Holdings AB since April 1999 and has been a director of that company since 1994. From 1996 to 1999, he served as President and Chief Executive Officer of Midroc Scandinavia AB, the holding company of a group of companies active in the field of industrial construction, repair and maintenance, in which Mr. Al-Amoudi has a majority shareholding. Since 1993, Mr. Öhman. has been Director of Business Development at International Construction Management Consultants (UK) Limited. From 1991 to 1992, Mr. Öhman was in charge of Management and Business Development at ABV Rock Group KB, based in Riyadh. From 1983 to 1991, he was involved in International Project Financing at ABV AB/NCC AB, Stockholm.

Karim Karaman has been a director and President of Preem Holdings AB since February 2001 and a director of Preem Petroleum AB since August 2001. Mr. Karaman also has served as a director of Midroc Scandinavia AB since 1999. From 1993 to 1999, Mr. Karaman served as Vice-President of Private Banking for ABN AMRO in Amsterdam, Paris and Geneva, specializing in the Middle East.

Lars Nelson has been a director of Preem Holdings AB since February 2001 and President, Chief Executive Officer and a director of Preem Petroleum AB since 1996. From 1981 to 1996, he was the managing director of Scanraff. Preem Petroleum AB has employed Mr. Nelson in various capacities since 1974. He also serves as a member of the board of directors of SAMIR, which is majority-owned by Corral Petroleum Holdings AB, and Midroc Industries AB a subsidiary of Midroc Scandinavia AB.

Per Höjgård has been Chief Financial Officer of Preem Holdings AB since February 2001 and Chief Financial Officer of Preem Petroleum AB since 1990. Mr. Höjgård has served in similar positions in several public industrial companies. Before his employment with Preem Petroleum AB, he was partner in a management consultancy company from 1985 to 1990.

Per Behm has been Vice-President, Legal Affairs of Preem Holdings AB since April 2002.  Mr. Behm has been general counsel of Preem Petroleum AB since 1995.  He joined Preem Petroleum as legal counsel in 1990.

Sven-Erik Zachrisson has served as Chairman of the Board of Preem Petroleum AB since 1996. Mr. Zachrisson devotes approximately 15-20% of his time to Preem Petroleum AB in his position as Chairman of the Board. From 1992 to 1996, Mr. Zachrisson was President and CEO of Preem Petroleum AB. Since 1996, he also has served as President and CEO of Svenska Petroleum Exploration AB, a petroleum search and extraction company, which is indirectly wholly owned by Mr. Al-Amoudi. From 1987 to 1992, he was Manager of Group Development at Preem Petroleum AB. Mr. Zachrisson has been active in the petroleum business since 1976.

Rolf Dahlgren has served as employee representative on the board of Preem Petroleum AB since 1994. Mr. Dahlgren is an accountant with Preem Petroleum AB. He joined the company in 1980. Prior to joining Preem Petroleum AB, Mr. Dahlgren was an accountant with Svenska BP.

Per-Olof Eriksson has been a director of Preem Petroleum AB since 1994. He also has served as chairman of the boards of the Swedish National Electricity Grid (Svenska Kraftnät) since 1992, Thermia AB (a manufacturer of household heating systems) since 1997, and Odlander, Fredrikson & Co AB (the holding company of trusts specialized in financing biotech start-up companies) since 1996. From 1984 to 1994, he was President and Chief Executive Officer of Sandvik AB. In addition Mr. Eriksson sits on the board of a number of other companies.

Bengt Gustafsson has been a director of Preem Petroleum AB since 1994. Mr. Gustafsson was the Supreme Commander of the Swedish Armed Forces from 1986 to 1994 and has since then worked as a consultant. Mr. Gustafsson is also a member of the board of a number of other companies.

Ghazi Habib has been a member of the board of directors of Preem Petroleum AB, since its acquisition by Corral Petroleum Holdings AB in 1994 and has served as director and managing director of Corral Petroleum Holdings AB since 1994. From 1992 to 1993, Mr. Habib served as senior vice president of corporate engineering for Saudi Arabian Marketing and Refining Company. He holds directorships at SAMIR, Midroc Scandinavia AB and Svenska Petroleum Exploration AB.

Jan-Olof Larsson has served as employee representative on the board of Preem Petroleum AB since 1994. Mr. Larsson is an industrial worker with Preem Petroleum AB. He joined the company in 1994. Prior to joining the company, Mr. Larsson worked at Scanraff since 1976.

Carl-Johan Åberg has been director of Preem Petroleum AB since 1994. Mr. Åberg also serves as the chairman of the board of the Stockholm School of Economics to which he was elected in 1991. He served as chairman of the board of the Stockholm Stock Exchange in 1990. Mr. Åberg was the president and CEO of the Swedish National Pension Fund from 1991 to 1996. In addition to his membership on the board of Preem Petroleum AB, he is the vice-chairman and the chairman of the board of a number of other companies.

Bassam Aburdene has been a director of Preem Petroleum AB since April 2002. Mr. Aburdene also has served as a director of SAMIR since June 1996 and of Fortuna Holdings Company, which is a wholly-owned subsidiary of Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi, since June 1995.  Until April 2002, Mr. Aburdene also served as a director of Midroc Scandinavia AB. Since 1985, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant/investment banking services to Corral Petroleum Holdings AB and Preem Holdings AB. See “Related Party Transactions” under Item 7.2 herein. Mr. Aburdene is also a member of the board of directors of a number of privately held companies.

Freddie Linder has been Division Manager, Swedish Market of Preem Petroleum AB since 1996. From 1994 to 1996, Mr. Linder served as Manager, Business Development at Preem Petroleum AB. From 1990 to 1994, Mr. Linder was managing director of Svenska Petroleum Exploration AB. Prior to this position, he held various technical positions in the international upstream sector, including as technical manager for Svenska Petroleum Exploration AB from 1987 to 1990. He has been active in the petroleum business since 1971.

Robert Onsander has been Senior Vice President, Supply and Refining of Preem Petroleum AB since January 2002. Prior to this position, Mr. Onsander worked as an independent business consultant mainly servicing the petrochemical industry. From 1994 to 2000, Mr. Onsander also held various positions at Borealis A/S, a petrochemical company mainly producing polyethylene, propylene and plastics raw materials, including site manager, and managing director of Borealis AB, Sweden, and Business Unit Vice President for Oleofins at the head office of Borealis A/S in Lyngby, Denmark.

6.2       Compensation

Preem Holdings AB, which had been dormant since 1983, did not pay any compensation to its directors or executive officers in 2001.  Preem Petroleum AB paid an aggregate amount in compensation of SEK11.6 million, including bonuses of SEK0.2 million, in 2000 to its executive officers and directors (14 persons) and SEK13.0 million, including bonuses of SEK0.6 million, in 2001 (15 persons). Bonuses were determined by the board of directors of Preem Petroleum AB pursuant to provisions of employment agreements between Preem Petroleum AB and the individual executive officers.

Employment Agreements

Messrs. Nelson, Höjgård, Linder, Onsander and Behm are each party to an employment agreement with Preem Petroleum AB. Each of these agreements provides compensation for employment services including a fixed annual salary as specified in the agreement and, except for Mr. Behm, an annual bonus to be determined by the board of directors of Preem Petroleum AB, as well as certain pension and insurance benefits. Under the terms of each agreement, except for Mr. Behm’s, Preem Petroleum AB may terminate the respective party’s employment on 24 months’ notice. Mr. Nelson is entitled to a pension in an annual amount equal to 70% of his fixed salary at the time of retirement, payable from the age of 60 to 65.

Under the terms of their employment agreements, each of Messrs. Höjgård, Linder and Onsander is entitled to 24-months’ notice of termination of his employment agreement by Preem Petroleum AB and to payment of his full salary during such 24-month notice period. However, if such termination is based on gross negligence or serious breach of contract on the part of the respective employee, no termination payment is due. In addition, the employment agreements of Messrs.  Höjgård, Linder and Onsander provide that any other compensation that each of them may be receiving while they are entitled to termination payment reduce their respective entitlement to termination payment by the amount of the compensation received.

Mr. Nelson’s employment agreement contains a non-competition clause according to which Mr. Nelson may not work for a competitor for six months following the end of his employment with Preem Petroleum AB.

Management’s Interests

None of the directors of Preem Holdings AB or Preem Petroleum AB holds any shares in either company, and neither company has granted any option rights to any of its officers, directors or employees. All four of the directors of Preem Holdings AB are designees of its parent company, Corral Petroleum Holdings AB.

As of the date of this annual report, neither Preem Holdings AB nor Preem Petroleum AB had any loans outstanding with its management and, except for management or employment contracts, neither company has entered into transactions with its management.

6.3       Board practices

Preem Holdings AB’s board of directors currently has four members. Under our articles of association, we are is required to have a minimum of three directors and at least two directors must be present for there to be a quorum. Directors are appointed at each annual general shareholders’ meeting and serve until the end of the next annual general shareholders’ meeting, unless they retire or are replaced during that period. Our current directors were appointed in February 2001 and will serve until the end of the 2002 annual general shareholders’ meeting scheduled for April 2002.   Directors may be removed without cause by a resolution of the shareholders. Our directors have the power to manage our business and to use all of the powers of the Company not inconsistent with the Swedish Companies Act.  Our board of directors has not established any board committees as of the date of this annual report.

Under the Swedish Companies Act, a director may not take part in decisions relating to agreements between that director and the company, agreements between the company and third parties if that director has a material interest in the matter that may conflict with the interest of the company, and agreements between the company and a legal entity that is represented by that director. Compensation for our directors is determined at the annual general shareholders’ meeting. We also pays for all travel, hotel and other expenses incurred by its directors in connection with their attendance at board meetings or otherwise in connection with the discharge of their duties.

6.4       Employees

We employed approximately 2,035 persons as of December 31, 2001, 2,030 as of December 31, 2000 and 2,052 as of December 31, 1999. Almost all of our employees are subject to collective bargaining arrangements. We believe that our relations with our employees are good. We have not been involved in any material labor disputes or experienced any disruptions in production as a result of union activities in the last five years. As part of our continuing cost-cutting program, we have reduced the number of our employees from approximately 2,052 in 1999 to approximately 2,035 as of December 31, 2001, largely as a result of reorganizing our sales staff and a reduction of our staff in Poland from approximately 272 in 1999 to 253 as of December 31, 2001.

6.5       Share ownership

As of the date of this annual report, Preem Petroleum AB is wholly owned by Preem Holdings AB, which is a wholly-owned subsidiary of Corral Petroleum Holdings AB, which in turn is a wholly-owned subsidiary of Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi. Preem Holdings AB's share capital consists of 5,000 authorized shares of common stock, par value SEK100 per share, all of which are currently issued and outstanding. None of the officers or directors of Preem Holdings AB or Preem Petroleum AB own shares of either company.

Item 7.    Major Shareholders and Related Party Transactions

7.1       Major shareholders

Mr. Al-Amoudi acquired all of the outstanding shares of the company, then called OK Petroleum, in 1994, and its name was changed to Preem Petroleum AB in 1996. Through such ownership, Mr. Al-Amoudi indirectly has the right to make binding nominations for the appointment of members of the board of directors for both Preem Holdings AB and Preem Petroleum AB and to determine the outcome of any action requiring shareholder approval, including election and removal of their directors, amendments to their charter, mergers and other extraordinary corporate actions and the items thereof.

Mr. Al-Amoudi also, directly or indirectly, controls Svenska Petroleum Exploration AB and has a majority interest in SAMIR and Midroc Scandinavia AB. Although these related companies currently do not directly compete with Preem Petroleum AB in its primary markets, we cannot assure you that they will not compete with Preem Petroleum AB in the future. Some of the directors and executive officers of Preem Holdings AB, Preem Petroleum AB and Corral Petroleum Holdings AB also act as directors or executive officers with some of these related companies. Preem Petroleum AB also has engaged in commercial transactions with some of these related companies from time to time. If either Preem Petroleum AB or Preem Holdings AB enters into any such transactions with any of these related companies, it intends to do so on terms no less favorable than those it could have obtained from unrelated third parties. Nonetheless, such transactions could result in conflicting interests. See also "Share Ownership" under Item 6.5 herein.

7.2       Related party transactions

Capital Trust Group

Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly owned subsidiary of Capital Trust SA acted as our advisor in connection with our offerings of senior secured notes in 2001. For these services we paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes and 1.5% of the gross proceeds from the July 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to us.  The existing contract governing these services, which Corral Petroleum Holdings AB assigned to us in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services. Mr. John P. Oswald, a director and Chairman of our Board, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA.  The foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Midroc Scandinavia AB

Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, we paid SEK89 million in 2001. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided. The foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Shareholder Loan

As of December 31, 2001, Preem Petroleum AB owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated shareholder loan with no maturity date (the “Corral Loan”).

We loaned the proceeds of the April 2001 offering of the senior secured notes (net of the initial purchasers’ discount, the expenses of such offering and an amount equal to the first interest payment due on the notes) to our wholly-owned operating subsidiary, Preem Petroleum AB, pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of the Corral Loan.

In connection with the right to receive the approximately €27 million portion of the Corral Loan being assigned by Corral Petroleum Holdings AB to Preem Holdings AB, we incurred a corresponding subordinated shareholder debt to Corral Petroleum Holdings AB pursuant to an interest-free subordinated shareholder loan with no maturity date. This loan is subordinated to the notes. The foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Intercompany Loans

On April 10, 2001, the intercompany loans owed to us by Preem Petroleum AB, which consisted of the approximately €223 million loan of a portion of the proceeds of the April 2001 offering of the senior secured notes and the approximately €27 million remaining balance of the Corral Loan assigned to us, were restructured into a single intercompany loan. The SEK2,277 million principal amount of this restructured loan equaled the Krona equivalent, on April 10, 2001, of the principal amount of the notes issued on such date. The resulting loan is subject to a security assignment to the trustee, on behalf of the holders of the notes, to secure the notes. The loan has the same maturity as the notes, will be non-interest-bearing, subordinated with a 179-day standstill provision, and will default in the event that indebtedness in excess of SEK150 million in the aggregate under any loan agreement or other credit facility of Preem Petroleum AB is declared prematurely due and payable or placed on demand as a result of an event of default. The loan is subordinated to the existing and future debt of Preem Petroleum AB, and certain of Preem Petroleum AB’s creditors will be given the right to enforce this subordination.

Following the July 20, 2001 offering an additional tranche of senior secured notes, we distributed a portion of the proceeds of this offering equal to approximately €22.5 million to our parent company, Corral Petroleum Holdings AB. This distribution took the form of two interest-free loans by us to Corral Petroleum Holdings AB. These interest-free loans were made in accordance with the restricted payments covenant set forth in the indenture related to the senior secured notes. The foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Svenska Petroleum Exploration AB

Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB. The liability associated with such cash management services amounted to SEK518 million as of December 31, 2001 and represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited. The foregoing transaction was entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

7.3       Interests of experts and counsel

Not applicable.

Item 8.    Financial Information

8.1       Consolidated Statements and Other Financial Information

8.1.1

Please refer to the consolidated financial statements of Preem Holdings AB and Preem Petroleum AB in Item 18 herein.

8.1.2

Please refer to the consolidated financial statements of Preem Holdings AB and Preem Petroleum AB in Item 18 herein.

8.1.3

Please refer to the Reports of Independent Accountants given by KPMG in Item 18 herein.

8.1.4

The last year of audited financial statements are not older than 15 months.

8.1.5

Not applicable.

8.1.6

Please refer to Note 23 to the consolidated financial statements of Preem Holdings AB and Preem

Petroleum AB provided in Item 18 herein.

8.1.7       Litigation

Legal Proceedings

We are involved in various legal proceedings incidental to the conduct of our business, including those described below.

Environmental

We have leased the Finnberget storage depot since 1987, and our lease agreement terminated in September 2001. Our lease agreement has a provision limiting our liability for any decontamination to a maximum of SEK4 million. We are in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. We have filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in our favor, we may be liable for all or part of the decontamination of this site. In November 2001, the district court declined jurisdiction holding that the matter should be brought in the environmental court.  In December 2001, we appealed this decision to the Stockholm Court of Appeals for civil matters.  We expect a decision on our appeal later in 2002.  If our appeal is successful the case will be tried in the district court.  If our appeal is unsuccessful judicial review may be unavailable for us to determine the extent of our liability under the lease agreement. The total cost of decontamination depends on the intended future use of the site. The total estimated decontamination cost for future industrial use would be approximately SEK40 million. The total estimated decontamination cost for future housing use would be approximately SEK75-110 million.

Tax

In November 1998, the Swedish tax authorities charged us additional VAT and penalties of approximately SEK64.9 million relating to an audit of our 1994 tax year.  The tax authorities’ decision to charge us additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem-credit card sales in 1994.   In December 1998, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in our favor in October 2001.  The court confirmed that VAT is to be paid by the end-consumer and not by us. In December 2001, the Swedish authorities appealed the judgement of the County Administrative Court of  Stockholm to the Fiscal Court of Appeal and this appeal is pending.

Following our successful appeal, we have, in accordance with Swedish generally accepted accounting principles, dissolved the reservation made for the additional VAT in 2001in the amount of SEK54 million.  After the Swedish tax authorities filed their appeal in December 2001, we decided not to reestablish the resolved reserve.  If the appeal is successful, our VAT liability may be affected for a total of three years.

Competition

On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK740 million, as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK740 million in total fines, the Swedish Competition Authority has demanded that the City Court impose fines on Preem Petroleum AB of SEK85 million. This claim has recently been adjusted to SEK81 million.  The Competition Authority claims that Preem Petroleum AB participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999.  The proceedings in this case are scheduled to commence in the autumn of 2002.

The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market. In connection with its investigation, the Competition Authority obtained documents from all five major oil companies in November 2000, including Preem Petroleum AB. We can offer no assurance that the Swedish

Competition Authority will not initiate legal action against Preem Petroleum AB in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company’s turnover.

In addition to the fines imposed by the Swedish courts, the Swedish Competition Act provides the possibility for companies and private parties to recover damages attributable to infringements of the Act, in which case the total amount of our liability would be uncertain. Legal proceedings must be initiated within five years from the date on which the damage occurred. We cannot rule out the possibility of lawsuits from private parties or companies. At present, there is no mechanism under Swedish law to bring a class action or to impose punitive damages. However, there can be no assurances that this will remain the case for the next four years.

Insurance

Our operations are subject to all of the risks normally associated with oil refining that could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. We insure our assets at levels that management believes reflect their current market value. Such assets include all capital items, such as chartered vessels, major equipment and land-based property. We own Preem Insurance Company Limited, a wholly owned Irish insurance company, through which we insure our property and crude oil products. Preem Insurance Company Limited then reinsures on the international reinsurance market. We also carry public and products liability insurance for legal liability for personal and property damage to third parties. Our refineries and businesses also are covered by business interruption insurance.

We also carry insurance against loss of cargo, the destruction of, or damage to, our chartered vessels and equipment in amounts, generally equal to replacement value, that we consider adequate. From time to time, however, we may not be able to obtain insurance against all risks or for equipment located in some geographic areas. This insurance is subject to deductibles and does not include liabilities or costs and expenses related to cargo carried on ship. Our property and liability insurance does not cover gradual environmental and other damage that was not the result of a sudden, unintended and unexpected insurable accident.

Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting material claims. We insure ourselves for liability arising from our operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by us is sufficient to protect us fully in all events, all such insurance is carried at levels of coverage and deductibles that we consider financially prudent. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

8.1.8

For a description of the Company’s dividend policy please refer to “Selected financial information” in Item 3 herein.

8.2.         Significant Changes

For a discussion of significant changes that have occurred since December 31, 2001, the date of the last audited consolidated financial statements included in this annual report please refer to Note 29 to the consolidated financial statements of Preem Holdings AB in Item 18 herein.

For a discussion of changes in accounting principles please refer to Note 1 to the Preem Holdings AB consolidated financial statements in Item 18 herein.

Item 9.    The Offer and Listing

Not applicable.

Item 10. Additional Information

10.1        Share capital

Not applicable.

10.2     Memorandum and articles of association

Preem Holdings AB was originally established in 1980 and was a subsidiary of Preem Petroleum AB that had been dormant since 1983.  On March 1, 2001, our name was changed from Swedoil AB to Preem Holdings AB, and our status was changed from a private company to a public company giving us the ability under Swedish law to raise capital through the issuance of securities.  Preem Holdings AB acquired all of the issued and outstanding shares of Preem Petroleum AB on March 19, 2001.

Preem Holdings AB is registered with the Swedish Patent and Registration Office under the number 556206-9673. Our objectives, as stated in Section 3 of our Articles of Association, are to own and administer chattels and real property as well as shares and securities.

Section 6 of our Articles of Association states that our board of directors shall consist of not less than three and not more than six members.  The board members shall be elected yearly and the ordinary shareholders’ meeting for the period until the end of the following ordinary shareholders’ meeting.

All shares carry equal rights in the Company. A shareholder may vote the full amount of shares owned or represented by him. Our shares may be freely transferred and acquired.  A shareholder that wishes to participate in a shareholders’ meeting must be registered in our share register at the time the meeting takes place.  According to the Swedish Companies Act, a notice convening an ordinary shareholders’ meeting or an extraordinary shareholders’ meeting to decide upon an amendment or alteration to our Articles of Association must be given no earlier than six weeks and no later than four weeks prior to such meeting.  Under the Swedish Companies Act, any amendment to our Articles of Association that would result in a change in the legal relationship between shares is subject to the support of all shareholders in attendance at such shareholders’ meeting, provided that such shareholders in attendance at such meeting represent at least 90% of the total number of outstanding shares of the Company.

Our Articles of Association state that ordinary shareholders’ meetings shall be held before the end of June each year, in Stockholm. Notice of all shareholders’ meetings shall be announced in Post-och Inrikes Tidningar (the Swedish Official Gazette) and in Svenska Dagbladet or another newspaper with nationwide circulation.  Shareholders’ meetings shall be convened by the chairman of the board of the company or by a person designated by the board. The following matters are to be addressed at the ordinary shareholders’ meetings:

•                    Election of chairman of the meeting;

•                    Preparation and approval of the voting list for the meeting;

•                    Approval of the proposed agenda for the meeting;

•                    Election of one or two persons to verify the minutes of the meeting;

•                    Question as to whether the meeting has been duly convened;

•                    Presentation of the annual report and the accountant’s report and the group accounts and auditor’s report for the group;

•                    Resolutions in respect of adoption of the profit and loss account and balance sheet and the consolidated profit and loss account and consolidated balance sheet;

•                    Resolution in respect of allocation of the company’s profit or loss in accordance with the adopted balance sheet;

•                    Resolution in respect of the discharge from liability of the members of the board and the managing director;

•                    Resolution in respect of fees to the members of the board, the accountants and deputy accountants;

•                    Election of board members and, where applicable, accountants, deputy accountants or a registered public accounting firm; and

•                    Other matters to be processed at the shareholders’ meeting pursuant to the Companies Act (1975:1385) or the articles of association.

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold our shares.  There have been no limitations imposed by Swedish law or our Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote our shares.

10.3                    Material contracts

Other than as already disclosed elsewhere in this annual report under Item 4, we have not entered into any material contracts during the prescribed time period.

10.4        Exchange controls

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold our shares.  Since January 1, 1993, there have been no limitations imposed by Swedish law on the right of non-residents or non-citizens of Sweden to hold or vote our shares.

10.5        Taxation

The following discussion summarizes material Swedish income, wealth, inheritance and gift tax consequences and United States federal income tax consequences of the ownership and disposition of the senior secured notes as of the date hereof. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a holder of the notes, such discussion (i) summarizes the material Swedish tax consequences that apply to Non-Swedish Holders (as defined below), and (ii) summarizes the material United States federal income tax consequences that apply to United States Holders (as defined below).

As used herein, a “Non-Swedish Holder” means a holder of a note that is:

•                    an individual who is not a resident of Sweden and that has no connection to Sweden under Swedish law other than his/her investment in the notes; or

•                    an entity not organized under the laws of Sweden.

As used herein, a “United States Holder” means a beneficial owner of a note that is:

•                    an individual citizen or resident of the United States;

•                    a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•                    an estate the income of which is subject to United States federal income taxation regardless of its source; or

•                    a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons.

The statements regarding United States and Swedish tax laws and practices set forth below are based on the laws in force and as applied in practice on the date of this annual report, and are subject to changes to those laws and practices, and any relevant judicial decision, subsequent to the date of this annual report, which changes may be retroactive.

This summary does not address all aspects of United States and Swedish taxation that may be applicable to you in light of your particular circumstances. We recommend that you consult with your own tax advisors as to the United States, Swedish or other tax consequences of the ownership and disposition of the notes, including the effect of any state or local tax laws or the laws of any other country.

Sweden

The following is a summary of certain principal Swedish income, inheritance and gift tax considerations for Non-Swedish Holders of the senior secured notes. The purpose of the summary is to generally outline material Swedish tax consequences to Non-Swedish Holders of the senior secured notes. This summary does not discuss all aspects of Swedish income, wealth, inheritance and gift taxation, which may be applicable to particular investors because of their individual investment circumstances. In addition, this summary does not discuss any foreign tax considerations.

Under Swedish law, payments of any principal, interest, Liquidated Damages, premium, redemption price or Additional Amounts to a Non-Swedish Holder of any note will not be subject to Swedish income tax unless such Non-Swedish Holder carries on a trade or business in Sweden to which the payments of principal or interest are attributable. In addition, none of the notes nor any Non-Swedish Holder of such notes will be subject to Swedish inheritance or gift tax unless such Non-Swedish Holder:

•                    at the time of his death or at the time of the gift, as the case may be, was a resident of Sweden; or

•                    was a Swedish citizen or married to a Swedish citizen and had been a resident of Sweden at any time within the ten years preceding his death or the gift, as the case may be; or

•                    was holding the notes in a trade or business that was carried on in Sweden by the deceased or the donor, as the case may be.

Sweden does not levy any inheritance tax on the estate as such. None of the notes nor any Non-Swedish Holder of such notes will be subject to Swedish wealth tax.

Swedish law does not impose withholding tax on payments of principal, interest, Liquidated Damages, premium, redemption price or Additional Amounts to a Non-Swedish Holder of any note.

Under Swedish law, capital gains on selling notes will not be subject to Swedish income tax unless a Non-Swedish Holder carries on a trade or business in Sweden to which the capital gains are attributable.

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state, subject to the right of certain member states to opt instead for a withholding system of a transitional period in relation to such payments. It is expected that Sweden will agree to supply the relevant information to other member states. Consequently, we may be required, upon the adoption of the proposals, to submit information regarding savings income payable with respect to the notes to individuals, which are resident, for tax purposes, within the European Community, to tax authorities in other member states.

United States

The following summary deals only with notes held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”), by United States Holders, and does not deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt entities, persons holding notes as a part of a constructive sale, straddle, hedging, or conversion transaction or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that own (or are deemed for United States tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of Preem Holdings, persons that have a principal place of business or “tax home” outside the United States or persons whose “functional currency” is not the Dollar. The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If the United States Holder is a partner of a partnership holding the notes, we urge such holder to consult their tax advisors.

Payment of Interest

Interest on the notes will generally be taxable to a United States Holder as ordinary income at the time that such interest accrues or is received, in accordance with the United States Holder’s regular method of accounting for United States federal income tax purposes.

A United States Holder that uses the cash method of accounting for United States federal income tax purposes will be required to include in income the Dollar value of the amount of the interest payment (determined on the date such payment is received) regardless of whether the payment is in fact converted to Dollars at that time.

A United States Holder that uses the accrual method of accounting for United States federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the Dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to the notes during an accrual period. The Dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A United States Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a United States Holder may translate such interest using the rate of exchange on the date of receipt. The above election will apply to other debt obligations held by the United States Holder and may not be changed without the consent of the Internal Revenue Service. We encourage a United States Holder to consult a tax advisor before making the above election.

A United States Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the Dollar value of the interest payment received (determined on the date such payment is received) in respect of such accrual period and the Dollar value of interest income that has accrued during such accrual period (as determined above).

Amortizable Bond Premium

A United States Holder who purchases a note for an amount that exceeds the sum of all amounts payable on the instrument after the purchase date (other than stated interest), will be considered to have purchased the note at a “premium.”  A United States Holder generally may elect to amortize the bond premium over the remaining term of the note on a constant yield method.  If a United States Holder makes this election, the United States Holder will reduce the amount of interest required to be included in income each year on the note by the amount of amortizable bond premium allocable to that year, based on the note’s yield to maturity.  However, if the note was purchased at a time when the note may be optionally redeemed for an amount in excess of its principal amount, special rules would apply that could result in a deferral of a portion of the amortization of bond premium until later in the term of the note.  The amortizable bond premium will be computed in the units of foreign currency in which the note is denominated, and the amortizable bond premium will reduce interest income in units of foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time the amortized bond premium offsets interest income and the time the United States Holder acquired the note is generally taxable as ordinary income or loss. If the United States Holder makes an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludable from gross income, that the United States Holder holds at the beginning of the first taxable year to which the election applies or that the United States Holder thereafter acquires, and this election may not be revoked without the consent of the Internal Revenue Service.  If such an election to amortize bond premium is not made, a United States Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such United States Holder’s gain or loss upon the sale or other disposition or payment of the principal amount of the note.

Market Discount

A United States Holder who purchases, subsequent to its original issuance, a note for an amount that is less than its principal amount, the amount of the difference generally will be treated as “market discount,” unless such difference is less than a specified de minimis amount.  If a note has market discount, a United States Holder will be required to treat any gain on the sale, exchange, retirement or other disposition of such note as ordinary income to the extent of the lessor of (i) the amount of such payment, and (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. If a United States Holder makes a gift of a note, accrued market discount, if any, will be recognized as if such United States Holder has sold such note for a price equal to its fair market value. In addition, a United States Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the United States Holder elects to accrue market discount on a constant interest method. Market discount must be accrued in units of foreign currency, and translated into Dollars at the spot rate on the date the note is disposed of. No part of such accrued market interest will result in exchange gain or loss. A United States Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rules described above regarding the treatment of gain as ordinary income upon the disposition of a note and the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If this election is made, market discount included in income will generally be treated as interest, and the rules for translating interest denominated in a foreign currency into Dollars will apply. See “—Payment of Interest” above.

Sale, Exchange or Retirement of the Notes

A United States Holder generally will recognize gain or loss on the sale, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts received in respect of accrued interest, which will be taxable as such) and the United States Holder’s adjusted tax basis in the note. If a United States Holder receives foreign currency on such a sale, exchange or retirement, the amount realized will be based on the Dollar value of the foreign currency on the date the payment is received or the note is disposed of (or deemed disposed of as a result of a material change in the terms of the note). Assuming the note is traded on an established securities market, a cash basis United States Holder (or, upon election, an accrual basis United States Holder) will determine the Dollar value of the amount realized by translating the foreign currency payment at the spot rate of exchange on the settlement date of the sale. A United States Holder’s adjusted tax basis in a note generally will be the United States Holder’s cost therefore, increased by any market discount previously included in income by the United States Holder and reduced by any amortized bond premium and any cash payments on the notes other than qualified stated interest.  The amount of any adjustments to such United States Holder’s tax basis in the notes will be the Dollar value of the foreign currency amount of the adjustment, determined on the date of such adjustment.

Except as discussed below for foreign currency gain or loss, gain or loss recognized by a United States Holder on the sale, exchange or retirement of a note generally will be long-term capital gain or loss if the United States Holder has held the note for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

Gain or loss realized upon the sale, exchange or retirement of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the Dollar value of the foreign currency principal amount of the note, determined on the date such payment is received or the note is disposed of, and the Dollar value of the foreign currency principal amount of the note, determined on the date the United States Holder acquired the note. For these purposes, the foreign currency principal amount of a note will be the United States Holder’s foreign currency purchase price for the note.  Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the United States Holder on the sale, exchange or retirement of the note.

Exchange of Foreign Currencies

A United States Holder will have a tax basis in any foreign currency received as interest or on the sale, exchange or retirement of a note equal to the Dollar value of such foreign currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a United States Holder on a sale or other disposition of foreign currency (including its exchange for Dollars or its use to purchase notes) will be ordinary income or loss.

Foreign Tax Credit

For United States foreign tax credit purposes, interest on a note generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation (basket) for passive income.  If the interest is subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the interest may be considered “high withholding tax interest” for purposes of computing the United States foreign tax credit.  If a United States Holder is predominantly engaged in the active conduct of a banking, insurance, financing, or similar business, the interest may be considered “financial services income” for purposes of computing the United States foreign tax credit, provided that such amounts do not constitute “high withholding tax interest,” as described above.

Gain or loss realized by a United States Holder on the sale or other disposition of a note generally will be treated as a United States-source gain or loss. United States Holders are encouraged to consult their own tax advisors regarding the application of the sourcing rules for foreign tax credit purposes as it relates to their own circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on a note and to the proceeds of the sale of a note made to United States Holders other than certain exempt recipients (such as corporations). Backup withholding at a 31% rate will apply to such payments if the United States Holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the United States Holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

10.6 Dividends and paying agents

Not applicable.

10.7        Statements by experts

Not applicable.

10.8        Documents on display

Any of the documents referred to above may be viewed at our principal executive offices at Sandhamnsgatan 51, P.O. Box 27800, S-11590, Stockholm, Sweden. You may also read and copy the registration statement we filed on August 28, 2001, in connection with the exchange offer of our senior secured notes, the exhibits to such registration statement and the reports and other information filed by us or to be filed by us in accordance with the Exchange Act, at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such materials may also be obtained by mail from the Public Reference Room of the Commission at prescribed rates. To obtain further information on the operation of the Public Reference Room of the Commission, please call +1-800-SEC-0330. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

10.9        Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs. We do not engage in speculative derivatives transactions.

Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) during this period was $10.24/barrel in

February 1999, while the three-year high was $32.77/barrel in September 2000. Monthly average prices decreased by as much as $7.48 from November to December 2000 and increased by as much $4.97 between April and May 2000.

Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

•                    Hedging Activities/Hedge of Inventory: At December 31, 2001, we had a short position in derivative contracts of Brent crude oil and oil products of 2.1 million barrels. This position was a hedge of our large inventory. The unrealized loss at the year-end was SEK22.4 million ($2.1 million).

•                    Trading Activities: At December 31, 2001, the following commodity derivative contract was not treated as a hedge: a short position on the refining margin for the first quarter of 2001 of 0.75 million barrels. The unrealized profit at the year-end was SEK4 million ($0.4 million).

Foreign Currency Risk

We publish our financial statements in Kronor. However, our crude oil purchases are primarily denominated in Dollars, our revenues are denominated in both Dollars and Kronor, a portion of our indebtedness is denominated in Dollars, a portion of our indebtedness is denominated in Kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the Dollar-Krona and Euro-Krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in Dollars to hedge our expenses to inventories, which are also priced in Dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

In 2001, we estimate that we received 63% of our revenues in Dollars and 37% in Kronor and that we incurred 77% of our costs and expenses in Dollars and 23% in Kronor. In 2000, we estimate that we received 71% of our revenues in Dollars and 29% in Kronor and that we incurred 76% of our costs and expenses in Dollars and 24% in Kronor. As of December 31, 2001, our Krona-denominated fixed-rate indebtedness totaled SEK64 million and our Krona-denominated variable-rate indebtedness totaled SEK1,500 million. As of December 31, 2001, our Dollar-denominated fixed-rate indebtedness totaled $534 million and our Dollar-denominated variable-rate indebtedness totaled $854 million. As of December 31, 2001, our Euro-denominated fixed-rate indebtedness totaled €305 million.

The table below presents, as of December 31, 2001 and 2000, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from the Preem Petroleum AB and from the Preem Holdings AB consolidated financial statements.

	2001	2002	2003	2004	2005	2006	Thereafter	Total Value	Percentage of Total Long- Term Debt(1)	Estimate Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of December 31, 2001:
Fixed rate debt-amount due	—	—	—	—	—	—	64	64	1%	64
Variable rate debt-amount due	—	16	60	179	33	165	1,047	1,500	26%	1,500
Dollar-denominated indebtedness as of December 31, 2001:
Fixed rate debt-amount due	—	—	—	—	—	534	—	534	9%	534
Variable rate debt-amount due	—	—	—	587	267	—	—	854	15%	854
Euro-denominated indebtedness as of December 31, 2001:
Fixed rate debt-amount due	—	—	—	—	—	—	2,874	2,874	49%	2,874
Krona-denominated indebtedness as of December 31, 2000:
Fixed rate debt-amount due	451	—	—	—	—	—	—	451	13%	451
Variable rate debt-amount due	508	15	16	180	33	36	1,050	1,838	52%	1,838
Dollar-denominated indebtedness as of December 31, 2000:
Fixed rate debt-amount due	—	—	—	—	—	477	—	477	13%	477
Variable rate debt-amount due	—	—	—	524	238	—	—	762	22%	762

(1)                                  Includes current portion.

Preem Holdings AB and its subsidiaries had, as of December 31, 2001, cash and cash equivalents in foreign currencies amounting to SEK611 million of which the equivalent of SEK126 million were denominated in Dollars, the equivalent of SEK304 million were denominated in Euro and the equivalent of SEK181 million were denominated in other European currencies.

Interest Rate Risk

In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either December 31, 2001 or December 31, 2000. As of December 31, 2000, SEK928 million of our indebtedness required payment at fixed rates and SEK2,600 million required payment at variable rates. As of December 31, 2001, SEK3,472 million of our indebtedness required payment at fixed rates and SEK2,354 million required payment at variable rates.

The table below presents, as of December 31, 2001 and 2000, principal cash flows and related weighted average interest rates by expected maturity dates, which are derived from the Preem Petroleum AB and Preem Holdings AB Consolidated Financial Statements, respectively.

	2001	2002	2003	2004	2005	2006	Thereafter	Total Value	Percentage of Total Long - Term Debt (1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
As of December 31, 2001:
Fixed rate debt-amount due	—	—	—	—	—	534	2,938	3,472	60%	3,462
Weighted average interest rate	—	—	—	—	—	5.6%	10.5%	9.8%	—	—
Variable rate debt-amount due	—	16	60	766	300	165	1,047	2,354	40%	2,354
Weighted average interest rate	—	4.4%	4.5%	2.5%	3.3%	4.5%	4.3%	3.8%	—	—
As of December 31, 2000:
Fixed rate debt-amount due	451	—	—	—	—	477	—	928	26	899
Weighted average interest rate	7.9%	—	—	—	—	6.3%	—	7.1%	—	—
Variable rate debt-amount due	508	15	16	704	271	36	1,050	2,600	74	2,600
Weighted average interest rate	4.5%	4.5%	4.6%	6.2%	6.9%	4.5%	4.5%	5.2%	—	—

(1)           Includes current portion.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders

Preem Holdings AB

We have audited the consolidated balance sheets of Preem Holdings AB and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preem Holdings AB and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States would have affected net income for each of the years in the three-year period ended December 31, 2001 and shareholders’ equity as of December 31, 2000 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.

Stockholm, Sweden

March 20, 2002

/s/Roland Nilsson	/s/Cronie Wallquist
Authorized Public Accountant	Authorized Public Accountant
KPMG	KPMG

Preem Holdings AB and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 1999, 2000 and 2001

	Year ended December 31,
	1999	2000	2001	2001 (unaudited—Note 1)
	SEK	SEK	SEK	$

(in millions)

Revenues (Note 2)	—	—	46,697	4,376
Excise duties	—	—	(10,288)	(964)

Sales revenue (Note 2)	—	—	36,409	3,412
Cost of goods sold (Note 3)	—	—	(34,780)	(3,259)

Gross profit	—	—	1,629	153

Selling expenses	—	—	(1,010)	(95)
Administrative expenses	—	—	(407)	(38)
Other operating income (Note 5)	—	—	268	25

Operating income (Notes 4 and 20)	—	—	480	45

Interest income	—	—	93	9
Other financial income (Note 6)	—	—	(2)	—
Interest expense	—	—	(491)	(46)
Other financial expenses (Note 6)	—	—	(267)	(26)

Loss before taxes	—	—	(187)	(18)

Income taxes (Note 7)	—	—	(34)	(3)
Minority interests	—	—	(12)	(1)

Net loss	—	—	(233)	(22)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2000 and 2001

	As of December 31,
	2000	2001	2001 (unaudited - Note 1)
	SEK	SEK	$
	(in millions)
ASSETS

Fixed assets

Intangible fixed assets (Note 9)
Goodwill, net	—	1,303	122
Total intangible assets	—	1,303	122

Tangible assets (Note 10)
Land and building, net	—	905	85
Plant and machinery, net	—	3,280	307
Capitalized turnaround cost, net	—	96	9
Equipment, tools fixtures and fittings, net	—	695	65
Construction in progress	—	339	32
Total tangible fixed assets	—	5,315	498

Financial assets	—
Participations in associated companies (Note 12)	—	190	18
Receivables from associated companies	—	38	3
Other securities held as fixed assets (Note 13)	—	2	—
Other long-term receivables	—	135	13
Total financial assets	—	365	34
Total fixed assets	—	6,983	654

Current assets
Inventories (Note 14)	—	3,751	352
Accounts receivable	—	3,219	302
Receivables from associated companies	—	133	12
Other receivables	—	267	25
Prepaid expenses and accrued income	—	110	10
	—	7,480	701
Cash and cash equivalents	—	959	90
Total current assets	—	8,439	791

TOTAL ASSETS	—	15,422	1,445

The accompanying notes form an integral part of these Consolidated Financial Statements.

	As of December 31,
	2000	2001	2001 (unaudited - Note 1)
	SEK	SEK	$
	(in millions)
SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity (Note 15)
Restricted equity
Share capital	—	1	—
Restricted reserves	—	—	—
Non-restricted equity
Profit brought forward	—	3,344	314
Loss for the year	—	(233)	(22)

Total shareholders’ equity	—	3,112	292

Minority interests	—	134	13
Provisions
Pension provision	—	187	18
Deferred tax liability (Note 16)	—	109	10
Other provisions	—	53	5

Total provisions	—	349	33
Liabilities
Long-term liabilities
Shareholder loans (Note 17)	—	242	23
Bond loan (Note 17)	—	2,874	269
Liabilities to credit institutions (Note 17)	—	2,936	275
Bank overdraft facility (Note 17)	—	12	1

Total long-term liabilities	—	6,064	568
Current liabilities
Liabilities to credit institutions (Note 18)	—	560	52
Advanced payment from customers	—	150	14
Accounts payable	—	2,019	189
Liabilities to parent company	—	149	14
Liabilities to associated companies	—	3	—
Income tax payable	—	18	2
Other liabilities (Note 19)	—	2,091	196
Accrued expenses and prepaid income (Note 19)	—	773	72

Total current liabilities	—	5,763	539

TOTAL SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES	—	15,422	1,445

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 1999, 2000 and 2001

	Year ended December 31,
	1999	2000	2001	2001 (unaudited - Note 1)
	SEK	SEK	SEK	$
	(in millions)
Income from operation
Income after financial items	—	—	(187)	(18)
Adjustments for non-cash items
Depreciation and amortization	—	—	807	76
Non-cash pension refund	—	—	2	—
Unrealized exchange losses	—	—	231	22
Deferred charges	—	—	88	8
Provisions	—	—	(66)	(6)
Gain on sale of fixed assets	—	—	2	0
	—	—	877	82
Taxes paid	—	—	(57)	(5)
Cash flow from operating activities before changes in working capital	—	—	820	77
Cash flow in working capital
Decrease (Increase) in inventories	—	—	765	72
Decrease (Increase) in current receivables	—	—	550	52
(Decrease) Increase in liabilities	—	—	479	44

Cash flow from operating activities	—	—	2,614	245
Investment activities
Acquisition of subsidiaries	—	—	370	35
Investment in intangible fixed assets	—	—	(13)	(1)
Investment in tangible fixed assets	—	—	(588)	(55)
Sale of tangible fixed assets	—	—	21	2
Loans granted	—	—	(212)	(20)
Increase in long-term receivables	—	—	(121)	(12)

Cash flow used in investment activities	—	—	(543)	(51)
Financing activities
New loans from credit institutions	—	—	3,455	324
Payment of loans from credit institution	—	—	(3,581)	(335)
Group contributions paid	—	—	(1,000)	(94)

Cash flow used in financing activities	—	—	(1,126)	(105)

Cash flow of the year	—	—	945	89
Cash and cash equivalents at the beginning of the year	—	—	—	—

Exchange rate difference in cash	—	—	14	1
Cash and cash equivalents at the end of the year	—	—	959	90

The accompanying notes form an integral part of these Consolidated Financial Statements.

	Year ended December 31,
	1999	2000	2001	2001 (unaudited-Note 1)
	SEK	SEK	SEK	$
	(in millions)
Supplementary disclosures
Cash flow interest and dividend received
Interest received	—	—	91	9
Interest paid	—	—	(411)	(39)

Cash and cash equivalents
Cash and bank balances	—	—	758	71
Short-term investment	—	—	201	19
Total cash and cash equivalents	—	—	959	90

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 1999, 2000 and 2001

Note 1. Summary of significant accounting principles

Amounts are expressed in millions of Swedish Kronor (“MSEK”) unless otherwise specified.

Significant events

Preem Holdings AB was originally established in 1980 as Labrador Svenska AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. The name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB (publ), and its status was changed from a private company to a public company, through amendments to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. Following its transformation into a public company, the share capital of Preem Holdings AB consisted of 5,000 authorized shares of common stock with a par value of SEK100 each, of which 5,000 shares were issued and outstanding and fully paid. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB, which is wholly-owned by Moroncha Holdings Company Limited, which is wholly-owned by Mr. Mohammed Hussein Ali Al-Amoudi.

On April 10, 2001, Preem Holdings AB issued senior secured notes in an aggregate principal amount of €250 million. Preem Holdings AB loaned part of the net proceeds of that offering of notes, which totaled approximately €223 million, to Preem Petroleum AB pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately €220 million of the proceeds received to repay all but approximately €27 million of an existing SEK2,259 million subordinated shareholder loan it owed to Corral Petroleum Holdings AB.  The right to receive the remaining unpaid amount was assigned to Preem Holdings AB.  The remaining amount of proceeds received by Preem Petroleum AB, approximately €3 million, was used for general corporate purposes.

On July 20, 2001, Preem Holdings AB issued an additional tranche of senior secured notes in an amount of €55 million creating a single series of €305 million aggregate principal amount of 10 5/8 % senior secured notes.  Preem Holdings AB distributed approximately  €22.5 million of the proceeds from this second offering of notes to Corral Petroleum Holdings AB in the form of two interest-free intercompany loans.  The Company has used the remaining proceeds for general corporate purposes.

General accounting principles

Preem Holdings AB applies the Swedish Annual Accounts Act and complies with the recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries (jointly the “Company” or the “Preem Group”).  In the accompanying Consolidated Financial Statements the results of operations and cash flows of Preem Holdings AB for the year ended December 31, 2001 includes the results of operations and cash flows of Preem Petroleum AB for the three months ended March 31, 2001 (the pre-acquisition period).  The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 25 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP that affect the Company’s consolidated net income and shareholders’ equity.  The Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements of Preem Petroleum AB included elsewhere in this Annual Report.

Solely for the convenience of the reader, the 2001 financial statements have been translated from Swedish Kronor (SEK) into U.S. Dollars ($) at the exchange rate of $1.00=SEK10.67 (the exchange rate on December 31, 2001).

Basis of consolidation and translation

The consolidated accounts include Preem Holdings AB and all companies in which Preem Holdings AB directly or indirectly holds more than 50% of the voting capital. Intercompany transactions are eliminated in consolidation.

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates. The income statements of foreign subsidiaries are translated at an average exchange rate for the year. Exchange differences arising out of the translation of the financial statements of foreign subsidiaries are recorded directly to the cumulative translation adjustment component of shareholders’ equity.

When foreign subsidiaries and associated companies are divested or liquidated, the accumulated translation difference relating to the divested entity is reported as a realized gain (loss) in the consolidated income statement.

Associated Company accounts

The equity accounting method is used for those companies in which the Company has significant influence and/or owns between 20% and 50% of the voting capital (the “Associated Companies”). In the Consolidated Balance Sheet, Associated Companies are reported at the original purchase price together with the Company’s share of income (loss) earned after the acquisition. Dividends received are recorded as a reduction of the recorded investment. The Company’s share in net income (loss) of Associated Companies included in financial income and expenses.

The companies in which the Company owns less than 20% are recorded at cost. Dividends received from these companies are recorded in the Consolidated Statement of Operations as financial income.

The acquisition method

The Consolidated Financial Statements have been prepared in accordance with the acquisition accounting method. This method means that assets and liabilities acquired are recorded at fair value at the date when control has passed to the company. The difference between the purchase price and the estimated fair value of the net assets acquired is recorded as goodwill. The net income (loss) of companies acquired during the year are included in the Company’s Consolidated Statement of Operations from the date of acquisition and the net income (loss) of companies sold during the year is included through the date of disposal.

Fixed assets

Fixed assets are valued at the acquisition cost with a deduction for accumulated additional depreciation. The acquisition cost includes the cost of value-enhancing improvements. Depreciation according to plan is based on the original acquisition values and estimated average economic life. A write-down is made in the event of a permanent reduction in value. Repair and maintenance costs are expensed as incurred.

Interest is capitalized for assets constructed for the Company’s use based on the average amount of accumulated expenditures during the construction period using the Company’s current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful life of the respective asset.

Inventories

Inventories are valued at the lower of cost and net realizable value, whereby cost is calculated according to the FIFO (“first in, first out”) principle. Inventory purchases of petroleum products in Dollars are accounted for at the exchange rate applicable on the date of the bill of lading.

Changes in oil prices throughout the financial year are reflected in cost of goods sold.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash or cash equivalents.

Receivables

Receivables are reported at the amount at which they are expected to be paid. Provisions for doubtful accounts are made as considered necessary.

Receivables and liabilities in foreign currencies

All receivables and liabilities denominated in foreign currencies are translated into Swedish Kronor at year end exchange rates unless the Company has entered into matching forward foreign exchange contracts, in which case the rate specified in the contract is used. The premium or discount arising on these forward exchange contracts is recorded as interest expense or income over the duration of these contracts. All exchange rate gains and losses are reported as part of income from operations except for gains and losses relating to financial assets and liabilities  which are reported as a component of financial income (expense), net.

Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Provision for deferred taxes is made to the extent that it is more likely than not that a liability or asset will crystallize in the foreseeable future. Tax legislation in Sweden allows companies to defer their current tax liability by making tax-deductible allocations to untaxed reserves. The deferred tax on these reserves is classified as a provision, while the remaining portion is included within restricted reserves in shareholders’ equity.

Depreciation

Depreciation is calculated on the basis of the historic acquisition cost and the straight-line method of depreciation is used for all assets. The rates of depreciation are based on the economic useful life of the assets as follows:

Goodwill	5-15 years
Machinery and equipment	3-20 years
Capitalized turnaround costs	3-4 years
Buildings	20-50 years
Land improvements	20 years

Goodwill

Goodwill is amortized over the periods estimated to be benefited using the straight-line method. Goodwill arising from the acquisition of Preem Petroleum AB is amortized over the remaining economic life, approximately 9 years, based on the original goodwill recorded in Corral Petroleum Holdings AB. Preem Petroleum AB’s acquisition of the Swedish business of Texaco (in 1989) and BP (in 1991) are judged to have long-term earnings potential and strategic value and are amortized over 15 years.  Goodwill is tested for recoverability along with the underlying assets acquired based on expected future cash flows.

Sale/lease-back

Profits and losses on the sale of assets that are leased-back under a finance lease are recorded over the duration of the lease.

Interest bearing receivables and liabilities

Interest income and interest expenses are recorded in accordance with the interest rate that the receivable or liability bears on the closing date. The effect on profit of interest instruments designed to hedge a future interest flow, is recorded over the same duration as the underlying receivable or liability.

Financial instruments

The Company uses various financial instruments to manage financial exposure. The Company classifies these instruments as hedges for accounting purposes when the following criteria are met:

Currency derivative instruments

•                    The instrument must relate to foreign currency assets, liabilities, firm commitments or anticipated probable future transactions for which the terms have been identified. Forward exchange contracts cannot be used to hedge anticipated probable future transactions.

•                    The instrument must be in the same currency as the hedged balance sheet item or transaction, and

•                    The instrument must reduce the risk to which the Company is exposed with regard to changes in foreign exchange rates.

Oil  instruments

•                    The instrument must relate to firm commitments or anticipated probable future transactions for which the terms have been identified, and

•                    The instrument must correlate with the future transactions so that the Company’s exposure to change in crude oil prices is effectively reduced.

Unrealized gains and losses are included in the income statement when the underlying transaction actually occurs if the financial instrument is designated and effective as a hedge for such underlying transaction. The Company reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as foreign exchange gain or loss in the Consolidated Statement of Operations.

Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet, or (ii) the Consolidated Statement of Operations when the anticipated transaction actually occurs. If any underlying asset or liability is sold or settled, any related financial instrument is marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on the sale or settlement of the underlying item.

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the Consolidated Balance Sheet and are amortized as an adjustment of the underlying revenue or expense item over the duration of the option contract.

Hedging future cash flows

The Company hedges certain expected future cash flows arising from firm commitments or anticipated transactions, primarily using forward foreign exchange contracts. Unrealized gains and losses on financial instruments that are designated as a hedge of such firmly committed future cash flows or anticipated transactions are realized when the underlying transaction occurs.

Foreign exchange risk management

Forward foreign exchange contracts that are designated as a hedge of foreign currency balances are marked-to-market with the resulting unrealized gain or loss recorded in the statement of operations to offset the corresponding gain or loss on the related underlying exposure. Unrealized gains and losses on forward foreign exchange contracts that are designated as a hedge of a firm commitment or anticipated transaction are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs.

Forward oil contracts risk management

Forward oil contracts are designated as a hedge of oil transaction balances and marked-to-market with the resulting unrealized gain or loss recorded in the Consolidated Statement of Operations to offset the corresponding gain or loss on the related underlying exposure.

Unrealized gains or losses on options that are used to hedge anticipated oil transactions are marked-to-market.

Capitalized turnaround costs

A turnaround is a standard procedure periodically required for maintenance of a refinery that involves the shutdown and inspection of major processing units and generally occurs approximately every three to four years. Turnaround costs, which are included in tangible assets, are capitalized when incurred and are amortized over the period to the next scheduled turnaround, beginning the month following completion of each turnaround.

Advertising costs

Advertising costs are expensed as incurred.

Environmental costs

Environmental expenditures are expended or capitalized based upon their future economic benefit. Costs, which improve a property’s pre-existing condition, and costs that prevent future contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amount can be reasonably estimated.

Impairment of long-lived assets

The Company reviews long-lived assets used in the business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available.  Long-lived assets for which management have the authority to approve the action to dispose of the asset, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell.

Currency policy

The Company’s operations are in principle Dollar-based. Purchases of petroleum products and a large percentage of the Company’s sales are made in this currency. This implies that the Company has a long-position in Dollars. This exposure is balanced by loans raised in Dollars. The reporting currency of the Company is Swedish Kronor.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.

Revenue recognition

A large majority of the Company’s revenues is derived from supply and refining of oil products together with the retail market. Revenue is recognized in the period products are delivered.

Forward contracts, options and swap agreements for oil products

Outstanding forward contracts, options and swap agreements for petroleum oil products have been valued at the market price at year end. The difference between the acquisition price and the market price at year end affects income and balance sheet.

Short-term investments

Financial instruments included under short-term investments are valued collectively for each type of instrument at the lower of the acquisition value or the market value. Investments in bonds and other interest bearing instruments with a maturity date less than one year are reported as short-term investments. Certificates of Deposits are reported under the heading of cash and cash equivalents. Investments that are anticipated to be retained until their maturity date are recorded at the acquisition cost plus accrued interest.

Advance payments from customers

Advance payments from customers are accounted for as a current liability until the goods are delivered or the services rendered.

Note 2. Revenues

	Year ended December 31,
	1999	2000	2001
Revenues in Sweden	—	—	23,728
Revenues abroad	—	—	22,969
Total	—	—	46,697

	Year ended December 31,
	1999	2000	2001
Sales revenue
Supply and refining	—	—	31,289
Swedish market	—	—	10,364
International	—	—	1,914
Group eliminations	—	—	(7,158)
Total	—	—	36,409

Note 3. Cost of goods sold—Foreign exchange differences

Includes net foreign exchange differences of SEK331 million for the year 2001.

Note 4. Depreciation and amortization

Distribution of depreciation and amortization

	Year ended December 31,
	1999	2000	2001
Capitalized turnaround costs	—	—	71
Goodwill	—	—	229
Land and buildings	—	—	63
Plant and machinery	—	—	321
Equipment tools, fittings and fixtures	—	—	123

Total	—	—	807

Distribution of function

	Year ended December 31,
	1999	2000	2001
Cost of goods sold	—	—	504
Selling expenses	—	—	165

Administrative expenses	—	—	138

Total	—	—	807

Write-downs of impaired assets included in the above amounts
Selling expenses	—	—	—

Note 5. Other operating income

	Year ended December 31,
	1999	2000	2001
Surplus heat supplies	—	—	53
Rental income	—	—	52
Harbor fees	—	—	53
Storage certificates	—	—	62
Commission income	—	—	3
Pension refund	—	—	3
Miscellaneous	—	—	42
Total	—	—	268

Note 6. Financial income and expenses

	Year ended December 31,
	1999	2000	2001
Financial income
Interest income, group companies	—	—	—
Interest income, other	—	—	93
Exchange rate gain (loss)	—	—	(2)

Total	—	—	91

Financial expenses
Interest expense	—	—	(491)
Exchange rate loss	—	—	(264)
Miscellaneous financial expenses	—	—	(3)

Total	—	—	(758)

Note 7. Income taxes

Income (loss) before income taxes on a geographic basis is as follows:

	Year ended December 31,
	1999	2000	2001
Sweden	—	—	(85)
Other	—	—	(102)
Total	—	—	(187)

Income tax expenses include the following:

	Year ended December 31,
	1999	2000	2001
Current income tax
Sweden	—	—	(105)
Other	—	—	(4)
	—	—	(109)

Deferred income tax
Sweden	—	—	75
		—	75
Total	—	—	(34)

The current tax expenses include the following:

	Year ended December 31,
	1999	2000	2001
Tax on group contributions	—	—	92
Increase (decrease) in income tax liability	—	—	6
Other	—	—	11
Total	—	—	109

The principal reasons for the difference between income tax expense (benefit) computed by applying the Swedish statutory tax rate of 28% to income (loss) before income taxes and the actual tax expense (benefit) are set forth below:

	Year ended December 31,
	1999	2000	2001
Loss before taxes	—	—	(187)
Statutory tax rate	—	—	(28)%
Income tax benefit at statutory rates	—	—	52
Differences in foreign tax rates	—	—	—
Amortization of goodwill	—	—	(64)
Losses not currently recognized	—	—	(35)
Expenses not deductible	—	—	(17)
Taxes attributable to previous year	—	—	(12)
Utilization of tax loss carry-forwards	—	—	—
Nontaxable income	—	—	53
Other	—	—	(11)
Effective income tax	—	—	(34)
Effective income tax rate	—	—	(18)%

The Company is subject to Swedish income tax on its taxable income in Sweden. The Company attempts to minimize the amount of taxes payable by transferring, to the extent possible, its taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included in the Consolidated Statement of Operations as income taxes generally reflects book entry transfers rather than cash paid or payable. In particular, the Company effects a transfer to its parent company, which is recorded as a “group contribution,” which is in the form of a book-entry dividend, so the amount that is transferable on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of the unrestricted shareholders’ equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder loan. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. In 2001 the group paid income taxes of SEK57 million.

Note 8. Earnings per share

	Year ended December 31,
	1999	2000	2001
Net loss	—	—	(233)
Average number of shares (thousands)	—	—	5
Loss per share (SEK)	—	—	(46,600)

Note 9. Intangible assets

	As of December 31,
	1999	2000	2001
Goodwill
As of beginning of year	—	—	—
Acquisitions	—	—	3,461
As of year end	—	—	3,461

Goodwill-accumulated amortization
As of beginning of year	—	—	—
Acquisition write-down	—	—	1,929
Amortization for the year	—	—	229
As of year end			2,158
Net book value	—	—	1,303

Note 10. Tangible assets

	As of December 31,
	2000	2001
Land and buildings—at cost
As of beginning of year	—	—
Acquisitions/Company acquisitions	—	871
Divestment/Disposals	—	(18)
Reclassifications	—	92
Exchange rate differences	—	19
As of year end	—	964

Land and buildings—accumulated depreciation
As of beginning of year	—	—
Divestment/Disposals	—	(8)
Depreciation for the year	—	63
Write-down of the year	—	—
Exchange rate differences	—	4
As of year end	—	59

Net book value	—	905

Capitalized turnaround cost—at cost
As of beginning of year	—	—
Acquisitions	—	167
As of year end	—	167

Capitalized turnaround cost—accumulated amortization
As of beginning of year	—	—
Amortization for the year	—	71
As of year end	—	71

Net book value	—	96

Plant and machinery—at cost
As of beginning of year	—	—
Acquisitions/Company acquisitions	—	3,538
Divestment/Disposals	—	(2)
Reclassifications	—	63
As of year end	—	3,599

Plant and machinery—accumulated depreciation
As of beginning of year	—	—
Divestment/Disposals	—	(2)
Depreciation for the year	—	321
As of year end	—	319

Net book value	—	3,280

Equipment, tools, fixtures and fittings—at cost
As of beginning of year	—	—
Acquisitions/Company acquisitions	—	761
Divestment/Disposals	—	(70)
Reclassifications	—	68
Exchange rate differences	—	8
As of year end	—	767
Equipment, tools, fixtures and fittings — accumulated depreciation
As of beginning of year	—	—
Divestment/Disposals	—	(55)
Depreciation for the year	—	123
Write-down of the year	—	—
Exchange rate differences	—	4
As of year end	—	72

Net book value	—	695

Construction in progress
As of beginning of year	—	—
Acquisitions	—	558
Divestment/Disposals	—	(8)
Reclassifications	—	(217)
Exchange rate differences	—	6
As of year end	_	339

Tax assessment values
Buildings	—	1,179
Land	—	240
Plant and machinery	—	1,182
As of year end	—	2,601

Capital Leases are included above as follows:

	As of December 31,
	2000			2001
	At cost	Accumulated depreciation	Book value	At cost	Accumulated depreciation	Book value
Land buildings	—	—	—	2	—	2
Plant and machinery	—	—	—	1,225	(330)	895
Total	—	—	—	1,227	(330)	897

Note 11. Leases

Rental income and expense from operating leases were as follows:

	Year ended December 31,
	1999	2000	2001
Rental income	—	—	52
Rental expense	—	—	19

Rental income is recorded as other operating income and rental expense is recorded as selling or administrative expenses.

The Company leases buildings and machinery and equipment under operating leases. The gross amount of assets under capital leases amounted to SEK1,227 million as of December 31, 2001. The accumulated depreciation related to these capital leases amounted to SEK330 million as of December 31, 2001. The capital lease amortization expense was SEK67 million in 2001.

As of December 31, 2001 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

	Operating Leases	Capital Leases	Total
2002	19	69	88
2003	13	69	82
2004	11	69	80
2005	10	69	79
2006	—	69	69
2007 and thereafter	—	955	955
Total minimum lease commitments	53	1,300	1,353

Less imputed interest		(168)
Present value of net minimum lease payments		1,132
Less current portion of capitalized lease obligation		(13)
Noncurrent portion of capitalized lease obligation		1,119

Note 12. Participations in Associated Companies

Company	Organization Number	Registered Office	Number of shares	Ownership%	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
AB Djurgårdsberg	556077-3714	Stockholm	366	37	37	18

Göteborgs Smörjmedelsfabrik (Scanlube) AB	556287-6481	Gothenburg	25,000	50	2,500	2,500
Skandinaviska Kracker AB	556019-9878	Lysekil	875,000	50	87,500	187,500
TOTAL						190,018

In the normal course of business the Company enters into transactions with some of its Associated Companies. Amounts due from Associated Companies amounted to SEK171 million at December 31, 2001. Amounts due to Associated Companies amounted to SEK3 million at December 31, 2001. For the year ended December 31, 2001, sales to these affiliates were SEK2 million and purchases from these affiliates were SEK205 million.

The following represents combined information for the Associated Companies owned during the respective years:

	Year ended December 31,
	1999	2000	2001
Income Statement Data
Sales	—	—	514
Income before taxes	—	—	1
Taxes	—	—	—
Net income	—	—	1

	As of December 31,
	2000	2001
Balance Sheet Data
Current assets	—	132
Property, plant and equipment-net	—	624
Other assets	—	8
Total assets	—	764
Liabilities	—	383
Shareholders’ equity	—	381
Total liabilities and shareholders’ equity	—	764

Note 13. Other securities held as fixed assets

Company	Organization Number	Registered Office	Number of shares	Ownership%	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
NGI Naturgasinvest AB	556387-9260	Stockholm	1,667	17	167	198
SPIMFAB-SPI Miljösaneringsfond AB	556539-4888	Stockholm	1	1	2	2
Släckmedelscentralen-SMC AB	556488-8583	Stockholm	259	26	52	52
SSH Svensk Servicehandel			3	—	1	1
Götene E.D.F. Elföreningen, ek.för			100	—	10	10
Syrhåla Handelsbolag	969633-6743	Stockholm				0
Tenant-owner association Berget						0
Tenant-owner association Ekerum						945
Tenant-owner association Solhylla						425
Other						30
TOTAL						1,663

Note 14. Inventories

In previous years, a collective valuation had been used in the valuation of inventories because the inventories consist of homogenous goods. The valuation of the inventories has been carried out at the lower of the acquisition value and the actual value, where the actual value for finished goods represents the net sales value, and for crude oil represents the replacement cost at year end. An individual valuation shows a surplus value in finished products of SEK122 million and a loss in value for crude oil of SEK40 million as of December 31, 2001. The lending portion of inventories volume is included in the inventories value in an amount of SEK5 million. Borrowed inventories volume correspond to an inventory value of SEK143 million, which is not included in the inventory value.

	As of December 31,
	2000	2001
Raw materials and supplies	—	2,037
Finished products	—	1,714
Total	—	3,751

Note 15. Shareholders’ equity

The Company’s share capital include 5,000 shares with a par value of SEK100 each.

	Share capital	Restricted Reserves	Unrestricted reserves	Total Shareholders’ Equity
Balance at January 1, 1999
Net income for the year	—	—	—	—
Group contribution	—	—	—	—
Tax effect of group contribution	—	—	—	—
Transfer between reserves	—	—	—	—
Translation differences	—	—	—	—

Balance at December 31, 1999	—	—	—	—

Net income for the year	—	—	—	—
Group contribution	—	—	—	—
Tax effect of group contribution	—	—	—	—
Transfer between reserves	—	—	—	—
Translation differences	—	—	—	—

Balance at December 31, 2000	—	—	—	—
New share issue	1	—	—	1
Shareholders’ contribution	—	—	5,516	5,516
Acquisition elimination	—	—	(1,929)	(1,929)
Net loss for the year	—	—	(233)	(233)
Group contribution	—	—	(330)	(330)
Tax effect of group contribution	—	—	92	92
Transfer between reserves	—	—	—	—
Translation differences	—	—	(5)	(5)

Balance at December 31, 2001	1	—	3,111	3,112

Corral Petroleum Holdings AB, a Swedish company and Preem Holding AB’s parent company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. The contribution was made at the book value of the shares as recorded in Corral Petroleum Holdings AB as of December 31, 2000. The contribution is accounted for as of January 1, 2001.

In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted shareholders’ equity (including net income for the year) shown in the Consolidated Balance Sheet of the Parent Company and its subsidiaries and that of the Parent Company on a stand-alone basis, in each case, after proposed appropriations to restricted equity. Unrestricted equity in Preem Holdings AB was SEK4,953 million as of December 31, 2001. As shown in the Consolidated Balance Sheet at December 31, 2001, unrestricted equity amounted to SEK3,111 million. Of this amount none is estimated to be appropriated to restricted equity. Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves are not available for distribution as they are required to be held to meet statutory requirements in Sweden. The untaxed reserves may be distributed as dividends upon payment of the related taxes. Transfers between restricted and unrestricted reserves mainly include establishment of new untaxed reserves or dissolution of untaxed reserves.

Group contributions are paid in the year after the allocation is made.

Note 16. Deferred income taxes

	As of December 31,
	2000	2001
Deferred tax liability
Untaxed reserves	—	(200)
Total	—	(200)

	As of December 31,
	2000	2001
Deferred tax assets
Land and buildings	—	2
Machinery and equipment	—	81
Tax loss carry-forwards	—	52
Less: valuation allowance	—	(44)
Total	—	91
Deferred tax liability, net	—	(109)

The Company is providing a valuation allowance on its tax loss carry-forwards because it has not been deemed more likely than not that the tax loss carry-forwards will be utilized in the near future.

The Company has tax loss carry-forwards of approximately SEK208 million as of December 31, 2001. The tax loss carry-forwards are approximately SEK27 million from the Swedish operations, and approximately SEK181 million from the Polish operations. Swedish tax loss carry-forwards are indefinite. Under current tax law, the tax losses in Poland can be offset against future profits ratably one-third each year in the three years following such losses. Unused tax losses expire ratably over the three-year period.

Note 17. Long-term liabilities

Liabilities to credit institutions

	As of December 31
	2000		2001
Loans in SEK	—		432
Loans in €	—		2,874
Loans in $	—		1,388
Less repayments due within 1 year	—	—	(3)	4,691
Lease obligation	—		1,132
Less current portion	__	—	(13)	1,119
		—		5,810

Amortization plan

	2002	2003	2004	2005	2006	2007 and thereafter
Bond Loan	—	—	—	—	—	2,874
Loans	3	46	741	270	666	93
Capital lease obligation	13	14	24	30	33	1018
Total	16	60	765	300	699	3,985

Interest Bearing Liabilities

			As of December 31,
	Maturity	Interest rate	2000	2000%	2001	2001%
Fixed rate SEK	2008	5.8%	—	—	64	1%
Variable rate SEK	2003/2006	Variable	—	—	368	6%
Variable rate SEK*	2022	Variable	—	—	1,132	20%
Fixed rate $	2006	5.55%	—	—	534	9%
Variable rate $	2004/2005	Variable	—	—	854	15%
Fixed rate €	2011	10.625%	—	—	2,874	49%
Total			—	—	5,826	100%
Less: Current portion			—		(16)
Total			—		5,810

*                      Represents capital lease obligation

                                                The average interest rate on short-term debt was 5% during 2001.

	As of December 31,
	2000	2001
Shareholder loans	—	242

Shareholder loans, which are subordinate to other liabilities, are not subject to interest or amortization.

The Company has overdraft facilities of SEK402 million of which SEK12 million was utilized as of December 31, 2001. At December 31, 2001, the Company also has other unutilized facilities amounting to SEK2,465 million.

The Company has as of December 31, 2001, debt of SEK46 million secured by real estate mortgages and SEK534 million of debt that is guaranteed by a financial institution.

Note 18. Liabilities to credit institutions

	As of December 31,
	2000	2001
Short-term portion of Long-term debt	—	16
Other loans	—	544
	—	560

Note 19. Other liabilities and accrued expenses and prepaid income

Other liabilities

	As of December 31,
	2000	2001
VAT	—	505
Excise duties	—	827
Liability to Svenska Petroleum Exploration AB, related party	—	518
Other	—	241
Total	—	2,091

Accrued expenses and prepaid income

	As of December 31,
	2000	2001
Crude oil	—	283
Accrued salaries and social costs	—	177
Accrued interest expenses	—	109
Other	—	204
Total	—	773

Note 20. Average number of employees

	2000		2001
	No. Of Employees	% men	No. Of Employees	% men
	(actual, not in millions)
Preem Holdings AB	—	—	—	—
Preem Petroleum AB
Sweden	—	—	760	51
Group companies
Sweden	—	—	1,015	86
Norway	—	—	7	57
Poland	—	—	253	70
Total group companies	—	—	1,275	83
Total group	—	—	2,035	71

Salaries, other remuneration and payroll overheads

	2000		2001
	Salaries, other remuneration	Payroll overheads (of which pension expenses)	Salaries, other remuneration	Payroll overheads (of which pension expenses)
Preem Holdings AB	—	—	—	—
Preem Petroleum AB	—	—	253.0	131.1
				(30.3)
Other companies	—	—	342.2	154.9
				(37.9)

Group total	—	—	595.2	286.0
		—		(68.2)

Break-down of salaries and other remuneration according to country and between Board members and employees.

	2000		2001
	Board and President	Other employees	Board and President	Other employees
Preem Holdings AB	—	—	—	—

Preem Petroleum AB	—	—	2.5	250.5
(of which bonus)	—	—	(0.2)	(—)
Other companies in Sweden	—	—	4.3	310.7
(of which bonus)	—	—	(0.2)	(—)
Group companies abroad
Norway	—	—	1.5	2.1
Poland	—	—	0.8	22.6
Group total	—	—	9.1	585.9
(of which bonus)	—	—	(0.4)	(—)

Note 21. Auditors’ fee

	Year ended December 31,
	2000	2001
KPMG
Auditing	—	2.6
Other assignments	—	0.6
SET
Auditing	—	0.2
Other assignments	—	—
Other auditors
Auditing	—	0.1
Other assignments	—	—

Note 22. Pledged assets and contingent liabilities

	As of December 31,
	2000	2001
Assets pledged
Property mortgages	—	51
Floating charges	—	5
Deposits	—	34
Total pledged assets	—	90

Contingent liabilities
Guarantee	—	42
Liability for partnership	—	79
Other liabilities	—	65
Total contingent liabilities	—	186

Guarantees are when the Company has guaranteed a third party’s transaction with another party, mainly loans. The liability for partnership represents the Company’s proportionate share of the partnership’s total liabilities, which is less than 1%.

In November 1998, the Swedish tax authorities charged the Company additional VAT and penalties of approximately SEK64.9 million relating to an audit of its 1994 tax year.  The tax authorities’ decision to charge the Company additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem-credit card sales in 1994.   In December 1998, the Company appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in its favor in October 2001.  The court confirmed that VAT is to be paid by the end-consumer and not by the Company. In December 2001, the Swedish authorities appealed the judgement of the County Administrative Court of Stockholm to the Fiscal Court of Appeal and this appeal is pending.  Following the Company’s successful appeal, it has, in accordance with Swedish generally accepted accounting principles, dissolved the reservation made for the additional VAT in 2001in the amount of SEK54 million.  After the Swedish tax authorities filed their appeal in December 2001, the Company decided not to reestablish the resolved reserve.  If the appeal is successful, the Company’s VAT liability may be affected for a total of three years.

The Swedish Competition Authority has filed a summons application to the City Court of Stockholm against the Company and four other oil companies operating in Sweden, demanding that the City Court impose fines on the Company of SEK85 million, as a penalty for alleged infringements of the Swedish Competition Act. The Swedish Competition Authority has demanded total fines of SEK740 million for all five oil companies. The Competition Authority claims that the Company participated in a cartel on the Swedish market concerning prices and discounts on petrol during the summer and fall of 1999.  The Swedish Competition Authority has demanded that a fine of SEK85 million be imposed on Preem Petroleum AB.  This claim has recently been adjusted to SEK81 million.

The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market. In connection with its investigation, the Competition Authority obtained documents from all five major oil companies in November 2000, including Preem Petroleum AB. The Company can offer no assurance that the Swedish Competition Authority will not initiate legal action against its in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company’s turnover.

In addition to the fines imposed by the Swedish courts, the Swedish Competition Act provides the possibility for companies and private parties to recover damages attributable to infringements of such Act, in which case the total amount of the Company’s liability would be uncertain. Legal proceedings must be initiated within five years from the date on which the damage occurred. The Company can not rule out the possibility of lawsuits from private parties or companies. At present, there is no mechanism under Swedish law to bring a class action or to impose punitive damages. However, there can be no assurances that this will remain the case for the next four years.

Note 23. Selected Industry Segment Information

The Company operates mainly in the oil and gas industry and has three reportable segments:  the Supply and Refining Division, the Swedish Market Division and the International Division.  The three segments were determined based upon the types of services and products that are provided to the customers.  The Supply and Refining Division operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg and the wholly-owned Preemraff refinery located near the harbour of Torshamnen in Gothenburg as well as storage depots throughout Sweden.  The Supply and Refining Division sells a full range of refined products in Sweden and abroad.  The Swedish Market Division sells home-heating gasoil directly to end-users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Division.   The Swedish Market Division also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.  The International Division sells refined products primarily to wholesale customers operated under the Preem-branded name in Poland.   Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Intersegment sales were made at market rates.

Financial information by segment is as follows:

	Year ended December 31,
	1999	2000	2001
	SEK	SEK	SEK
Sales revenue:

Supply and refining(1)	—	—	31,289
Swedish market	—	—	10,364
International	—	—	1,914
Segment sales revenue	—	—	43,567
Intersegment sales revenue	—	—	(7,158)
Sales revenues	—	—	36,409

Segment operating income:
Supply and refining	—	—	562
Swedish market	—	—	79
International	—	—	(72)
Segment operating income	—	—	569
Other non-allocated income (expense)(2)	—	—	(89)
Operating income	—	—	480
Non-allocated items(3)	—	—	(679)
Income before income taxes	—	—	(199)

(1)                                  Includes sales by the Supply and Refining Division to the Swedish Market Division and International Division of SEK7,158 million for 2001.

(2)                                  Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(3)                                  Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

Sales revenue, Swedish market:

	Year ended December 31,
	1999	2000	2001
	SEK	SEK	SEK
Home heating	—	—	591
Business-to-business	—	—	5,827
Station and consumer	—	—	3,946
Total	—	—	10,364

                Operating income, Swedish market:

	Year ended December 31,
	1999	2000	2001
	SEK	SEK	SEK

Home heating	—	—	5
Business-to-business	—	—	59
Station and consumer	—	—	15
Total	—	—	79

Depreciation and amortization:

	Year ended December 31,
	1999	2000	2001
Supply and refining	—	—	477
International	—	—	24
Swedish market	—	—	153
Segment depreciation and amortization	—	—	654
Other	—	—	153
Total	—	—	807

Capital expenditures:

	Year ended December 31,
	1999	2000	2001
Supply and refining	—	—	402
International	—	—	28
Swedish market	—	—	148
Segment capital expenditures	—	—	578
Other	—	—	10
Total	—	—	588

Geographic information

Sales revenues:

	Year ended December 31,
	1999	2000	2001
Swedish market	—	—	22,375
Germany	—	—	2,622
United Kingdom	—	—	2,650
Denmark	—	—	2,732
Other	—	—	6,030
Total	—	—	36,409

The largest portion of the Company’s sales in other markets is comprised of sales to the Northern European market.

Long-lived assets:

	As of December 31,
	2000	2001
Sweden	—	6,788
Other	—	195
Total	—	6,983

Note 24. Financial instruments and risk management

The Company has operations and assets in Sweden and Poland. Consequently, the Company’s profits and revenues are affected, when measured in Swedish Kronor, by fluctuations of currency exchange rates. In addition the Company is exposed to fluctuations of the Dollar due to the fact that most of its goods are priced in Dollars. When the Swedish Kronor appreciates against other currencies, the Company’s profits from foreign operations, reported in Swedish Kronor, may decrease. Likewise, when the Swedish Kronor declines against other currencies, the Company’s profits from foreign operations reported in Swedish Kronor may increase. The Company also has exposure to market risks from changes in interest rates and price fluctuations in oil. Certain financial instruments are used by the Company to manage these foreign currency, interest rate and oil risks as summarized below.

Notional amounts and credit exposure

The notional amounts of off-balance-sheet financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates, exchange rates, and bunker oil prices.

The Company is exposed to credit related losses in the event that counterparties to the off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from non-performance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements. Initial margin requirements and daily calls are met in cash.

Interest rate risk management

The Company uses interest swaps to manage its interest rate risk, but did not have any open position either at December 31, 2000 or 2001.

Foreign currency risk management

The Company is exposed to foreign currency exchange rate risk, due to the international nature and scope of its operations. A substantial portion of the Company’s revenues and expenses are denominated in foreign currency. The Company’s foreign currency risk exposure arises from fluctuations in exchange rates in relation to the value of the Company’s sales and purchases in foreign currencies and certain financial assets and liabilities (transaction exposure). The Company’s policy is to hedge its transaction risk primarily on its net exposures. Management regularly reviews the Company’s assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of foreign currency fluctuations. The Company primarily uses forward exchange contracts and, to a lesser extent, purchases currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 for each year:

As of December 31,
	2000		2001
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Forward exchange contracts	—	—	—	—
	—	—	—	—

The following table summarizes the contractual amounts of the Company’s forward exchange and option contracts by major currency in Swedish Kronor. Foreign currency amounts are translated at rates current at the reporting date. The “buy” amounts represent Swedish Kronor equivalent of commitments or options to purchase foreign currencies, and the “sell” amounts represent the Swedish Kronor equivalent of commitments or options to sell foreign currencies. The Company uses forward exchange contracts, which typically expire within one year, to hedge anticipated and firmly committed payments and receipts of foreign currencies related to sales, product costs, interest and sale and purchase of fixed assets.

	2000		2001
	Buy	Sell	Buy	Sell
Polish Zloty	—	—	—	—
Total	—	—	—	—

Oil risk management

As with currency risks, Preem makes assumptions regarding future changes in the price of oil and prices are hedged on the basis of this assessment. The risk permitted within the frame for the financial policy totals a norm position 1,780,000 cubic meters (+200,000/-250,000 cubic meters) any given instance, which, assuming current price levels, means that approximately none of the Group’s consumption must be hedged, if at norm position.

Preem uses swaps and futures to fix its price levels. The marked to market value of these instruments amounts to SEK(10) million as of December 31, 2001. The difference between the acquisition price and the market price at year end affects income and balance sheet. The total notional amount of the outstanding contracts was SEK2,810million as of December 31, 2001.

	2000		2001
	Notional amount	Length of Contract	Notional amount	Length of Contract
Oil Swaps	—	—	2,594	Jan-Dec -2
Oil Futures	—	—	216	Jan-Mar -2
	—		2,810

Environmental cost

The Company accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company’s operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies.

The Company has been and will be responsible for costs related to compliance with, or remediation resulting from, environmental regulations.

The Company has leased the Finnberget depot since 1987, and its lease agreement terminated in September 2001. The lease agreement had a provision limiting the Company’s liability for any decontamination to a maximum of SEK4 million. The Company is in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. The Company has filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in the Company’s favor, the Company may be liable for all or part of the decontamination of this site. The total cost of decontamination depends on the intended future use of the site. Management estimate the total decontamination cost for future industrial use would be approximately SEK40 million. Management estimate the total decontamination cost for future housing use would be approximately SEK75-110 million; the Company has accrued an amount of SEK4 million, which is represented by a contractual obligation.

There are currently no other identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigation over time or changes in regulatory requirements could result in future liabilities. The Company’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting material claims. The Company insures itself for liability arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company consider financially prudent. A successful liability claim for which the Company are underinsured or uninsured could have a material adverse effect on us.

Note 25. U.S. GAAP Information

The following is a summary of the most significant differences between the Preem Group’s accounts in accordance with Swedish and U.S. GAAP, respectively.

	Year ended December 31,
	1999	2000	2001
Net loss for the year according to Swedish GAAP (A)	—	—	(233)
Adjustments in accordance with U.S. GAAP:
Net income in Preem Petroleum AB and Subsidiaries according to Swedish GAAP (A)	713	831	—
Pensions (B)	8	4	8
Pension refund (C)	—	(89)	27
Goodwill amortization (D)	(132)	(132)	—
Computer software for internal use (E)	—	—	18
Income taxes (F)	(59)	—	—
Income tax effects of U.S. GAAP adjustment	(2)	23	(15)
Net income (loss) according to U.S. GAAP	528	637	(195)
Basic and diluted income (loss) per share in accordance with U.S. GAAP, assuming current capitalization of Preem Holdings AB for all periods	528,000	637,000	(39,000)
Weighted number of shares outstanding (thousands)	1	1	5

	As of December 31,
	2000	2001
Shareholder’s equity
According to Swedish GAAP	—	3,112
Adjustments in accordance with U.S. GAAP:
Shareholders’ equity of Preem Petroleum according to Swedish GAAP	2,420	—
Pensions (A)	50	58
Pension refund (B)	(89)	(62)
Goodwill (C)	1,098	—
Computer software for internal use (D)	—	18
Accumulated income tax effects	10	(4)
According to U.S. GAAP	3,489	3,122

(A)      Under Swedish GAAP, Corral Petroleum Holdings AB’s contribution of all the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB is accounted for as a purchase. The difference between the net book value of the Preem Petroleum AB shares on Corral Petroleum Holdings AB’s books and the net assets of Preem Petroleum AB as of March 31, 2001 has been allocated to goodwill. Under U.S. GAAP, acquisition accounting does not apply to transfers of net assets between entities under common control. Accordingly, the assets and liabilities of Preem Petroleum AB are recorded by Preem Holdings AB at their cost basis in Preem Petroleum AB in a manner similar to a pooling of interests, with the financial statements restated to give effect to the transaction as if Preem Holdings AB and Preem Petroleum AB had been combined for the periods presented. From April 1, 2001, there is no difference between the goodwill recorded in accordance with Swedish GAAP and U.S. GAAP.

(B)        Pensions — The Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies’ schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions SFAS No. 87.” SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders’ equity for plans that are underfunded.

(C)        Pension refund — The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received is split into two parts i) 20% in cash during September 2000; and ii) 80% of future required payments. Swedish GAAP allows the Companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions. Total amount recognized in Swedish GAAP amounts to SEK115 million.

(D)       Goodwill — U.S. GAAP requires goodwill to be pushed down to the subsidiary that was acquired in the subsidiary’s stand-alone financial statements. For U.S. GAAP purposes the goodwill associated with Corral Petroleum Holdings AB’s acquisition of Preem Petroleum AB (SEK1,997 millions) was recognized as an asset and amortized over an estimated useful life of 15 years. Swedish GAAP does not permit this treatment of goodwill. As of January 1, 2001, there is no difference between Swedish GAAP and U.S. GAAP in this regard.

(E)         Computer software for internal use — The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (SOP 98-1) and are amortized over the expected economic life of the asset. As of December 31, 2001, the software is not ready for its intended use.

(F)         Taxes — Under Swedish GAAP, deferred income taxes are generally recognized on timing differences only to the extent that it is likely that a tax liability will arise in the foreseeable future. Deferred tax assets resulting from timing differences are recognized only to the extent that they can be offset against deferred tax liabilities. Under U.S. GAAP, deferred tax liabilities are required to be recognized on all differences between book and tax basis of assets and liabilities, regardless of the likelihood of reversal or crystallization. Deferred tax assets, including tax loss carry-forwards, are recognized to the extent that it is more probable than not that such asset will be realized.

Other U.S. GAAP disclosures

Fair value of financial instruments

FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” requires the disclosure of estimated fair values for all financial instruments, both on and off balance-sheet, for which it is practicable to estimate fair value. The Company’s estimates show that there are no material variation between market value and book value for its financial instruments, except for long-term loans as presented below, as at December 31, 2000 and 2001. For certain instruments, including cash and cash equivalents, and accounts payable and accruals, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments.

The estimated fair value of the Company’s long-term debt are based on present value of future payments based on the difference in interest rates.

	As of December 31,
	2000		2001
	Carrying value	Fair value	Carrying Value	Fair value
Liabilities
Long-term liabilities to credit institutions)	—	—	2,936	2,955
Bond loan	—	—	2,874	2,845

Allowance for doubtful accounts

Schedule of movements in allowance for doubtful accounts in the Preem Group for the years ended December 31, 1999, 2000 and 2001:

Year	Balance at beginning of period	Charged to costs and expenses	Charged (credited) to other accounts	Additions or Deductions (A)	Balance at end Of period
1999	26	1	(1)	2	28
2000	28	8	(1)	11	46
2001	46	12	—	(15)	43

(A)                              Primary write-offs of bad debts.

Comprehensive income

Comprehensive Income — The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and Foreign currency translation adjustments. Comprehensive income (loss) in accordance with Swedish GAAP were as follows:

	Comprehensive	Accumulated other comprehensive income
Balance of January 1, 1999		(1)
Net income	713
Foreign currency translation adjustment	(3)	(3)

Comprehensive income 1999	710
Balance of December 31, 1999		(4)

Net income	831
Foreign currency translation adjustment	3	3
Comprehensive income 2000	834
Balance of December 31, 2000		(1)

Net loss	(233)
Foreign currency translation adjustment	(5)	(5)
Comprehensive income 2001	(238)
Balance of December 31, 2001		(6)

Note 26. Recently issued accounting standards not yet adopted

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 is effective January 1, 2002.  Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 but before SFAS No. 142 is adopted are not amortized.  Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.  The company did not complete any purchase business combinations after June 30, 2001 and prior to the adoption of SFAS No. 142, thus there was no effect on the current year financial statements from the adoption of SFAS No. 141.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141.  The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments.  If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

SFAS No. 142 requires the Company to perform a transitional goodwill impairment evaluation to assess whether there is an indication that goodwill is impaired as of the date of adoption.  The Company must identify its reporting units, determine the carrying value and fair value of each reporting unit, and compare those values. To the extent the carrying amount of a reporting unit exceeds the fair value, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test.  In the second step, the Company must compare the implied fair value of the reporting unit goodwill, which is determined by allocating the fair value to all assets and liabilities in a manner similar to a purchase price allocation prescribed by SFAS No. 141, with the carrying amount of the reporting unit goodwill to determine whether any transitional impairment loss should be recognized.  The Company is currently completing its determination of the effect of the adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143).  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1, 2003.  The Company is currently reviewing the impact of the future adoption of SFAS No.143.

In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144).  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002 and is currently completing its determination of the effect of the adoption of the standard.

Note 27. Pension information

The Group has certain Swedish pension arrangements that are not multi-employer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for U.S. GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 “Employers Accounting for Pensions” and SFAS No. 132 “Employers Disclosure about Pensions and Other Post-retirement Benefits.” The Company adopted SFAS 87 in January 1, 1996, and the transition amount was SEK17 million, which is being amortized over a period of 15 years.

Pension cost, on the defined benefit plans, calculated in accordance with U.S. GAAP includes the following:

	Year ended December 31,
	1999	2000	2001
Service cost	—	—	—
Interest cost	6	6	8
Net amortization and deferral	(2)	—	—
Net periodic pension cost	4	6	8

The change in benefit obligation is as follows:

	Year ended December 31,
Change in benefit obligation	2000	2001
Benefit obligation at beginning of year	172	169
Interest cost	8	8
Actuarial gain (loss)	5	(13)
Benefit paid	(16)	(11)
Benefit obligation at end of year	169	153
Funded status	(169)	(153)
Amounts recognized in the consolidated balance sheets consist of accrual pension liability	169	153

Assumptions used in the calculation of pension obligations are as follows:

	1999	2000	2001
	Sweden	Sweden	Sweden
Weighted discount rate	5.0%	5.0%	5.0%
Rates of increase in compensation levels	2.5%	2.5%	2.5%

The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets was SEK169 million and  SEK169 million, respectively, as of December 31, 2000 and SEK153 million and  SEK153 million, respectively, as of December 31, 2001.

Note 28. Related party transactions

Capital Trust Group. Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly owned subsidiary of Capital Trust SA acted as the Company’s advisor in connection with its offerings of senior secured notes in 2001. For these services the Company paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes and 1.5% of the gross proceeds from the July 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to Preem Holdings AB.  The existing contract governing these services, which Corral Petroleum Holdings AB assigned to Preem Holdings AB in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings AB, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA.

Midroc Scandinavia AB. Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, Preem Petroleum AB paid SEK89 million in 2001. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided.

Shareholder Loan. As of December 31, 2001, Preem Petroleum AB owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated shareholder loan with no maturity date (the “Corral Loan”).  Preem Holdings AB loaned the proceeds of the April 2001 offering of the senior secured notes (net of the initial purchasers’ discount, the expenses of such offering and an amount equal to the first interest payment due on the notes) to Preem Petroleum AB, pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of the Corral Loan.      In connection with the right to receive the approximately €27 million portion of the Corral Loan being assigned by Corral Petroleum Holdings AB to Preem Holdings AB, Preem Holdings AB incurred a corresponding subordinated shareholder debt to Corral Petroleum Holdings AB pursuant to an interest-free subordinated shareholder loan with no maturity date. This loan is subordinated to the senior secured notes.

Intercompany Loans. On April 10, 2001, the intercompany loans owed to Preem Holdings AB by Preem Petroleum AB, which consisted of the approximately €223 million loan of a portion of the proceeds of the April 2001 offering of the senior secured notes and the approximately €27 million remaining balance of the Corral Loan assigned to Preem Holdings AB, were restructured into a single intercompany loan. The SEK2,277 million principal amount of this restructured loan equaled the Krona equivalent, on April 10, 2001, of the principal amount of the notes issued on such date. The resulting loan is subject to a security assignment to the trustee, on behalf of the holders of the notes, to secure the notes. The loan has the same maturity as the notes, will be non-interest-bearing, subordinated with a 179-day standstill provision, and will default in the event that indebtedness in excess of SEK150 million in the aggregate under any loan agreement or other credit facility of Preem Petroleum AB is declared prematurely due and payable or placed on demand as a result of an event of default. The loan is subordinated to the existing and future debt of Preem Petroleum AB, and certain of Preem Petroleum AB’s creditors will be given the right to enforce this subordination.

Following the July 20, 2001 offering an additional tranche of senior secured notes, Preem Holdings AB distributed a portion of the proceeds of this offering equal to approximately €22.5 million to its parent company, Corral Petroleum Holdings AB. This distribution took the form of two interest-free loans by Preem Holdings AB to Corral

Petroleum Holdings AB. These interest-free loans were made in accordance with the restricted payments covenant set forth in the indenture related to the senior secured notes.

Svenska Petroleum Exploration AB. Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB. The liability associated with such cash management services amounted to SEK518 million as of December 31, 2001 and represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited.

Note 29. Subsequent events (unaudited)

As of April 1, 2002, Preem Petroleum AB has one shareholders’ agreement with Hydro R&M Holding, pertaining to the company that owns the refinery and the cracker.  Prior to April 1, 2002, two separate shareholders’ agreements existed between Preem Petroleum AB and Hydro R&M Holding, one of which pertained to the company that owned the refinery and one of which pertained to the company that owned the cracker.

Prior to April 2002, Preem Petroleum AB owned 78.5% of the refinery with the exception of the fluid catalytic cracker, of which it owned 50%. The remaining shares were owned by Hydro R&M Holdings AS, an affiliate of Norsk Hydro AS.  In April 2002 Preem Petroleum AB and Norsk Hydro signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership percentages such that Preem Petroleum AB owns 75% of both Scanraff and Scancracker, with the remaining 25% owned by Norsk Hydro. The refinery has a total refining capacity of approximately 210,000 barrels per calendar day. Preem Petroleum AB’s share of the aggregate production at Scanraff was approximately 53.1 million barrels in 2001, 57.5 million barrels in 2000 and 56.6 million barrels in 1999.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders

Preem Petroleum AB

We have audited the consolidated balance sheets of Preem Petroleum AB and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations and cash flows for each of the years in the two-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preem Petroleum AB and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States would have affected net income for each of the years in the two-year period ended December 31, 2000 and shareholders’ equity as of December 31, 1999 and 2000 to the extent summarized in Note 25 to the consolidated financial statements

Stockholm, Sweden

February 20, 2001

/s/Roland Nilsson

Authorized Public Accountant

KPMG

Preem Petroleum AB and Subsidiaries

Consolidated statements of Operations

Year ended December 31, 1999 and 2000

	Year ended December 31,
	1999	2000
	SEK	SEK
	(in millions)
Revenues (Note 2)	28,793	46,195
Excise duties	(6,573)	(6,637)

Sales revenue (Note 2)	22,220	39,558
Cost of goods sold (Note 3)	(20,142)	(37,123)

Gross profit	2,078	2,435
Selling expenses	(877)	(945)
Administrative expenses	(216)	(215)
Other operating income (Note 5)	236	381

Operating income (Notes 4 and 20)	1,221	1,656
Interest income	44	63
Other financial income (Note 6)	5	13
Interest expense	(208)	(268)
Other financial expenses (Note 6)	(74)	(180)

Income before taxes	988	1,284
Income taxes (Note 7)	(274)	(452)
Minority interests	(1)	(1)

Net income	713	831

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Petroleum AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 1999 and 2000

	As of December 31,
	1999	2000
	SEK	SEK
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets (Note 9)
Goodwill, net	523	420
Total intangible assets	523	420

Tangible assets (Note 10)
Land and building, net	787	837
Plant and machinery, net	3,620	3,480
Capitalized turnaround cost, net	216	145
Equipment, tools fixtures and fittings, net	678	657
Construction in progress	237	186
Total tangible fixed assets	5,538	5,305
Financial assets
Participations in associated companies (Note 12)	190	190
Receivables from associated companies	18	—
Other securities held as fixed assets (Note 13)	2	2
Other long-term receivables	19	56
Total financial assets	229	248

Total fixed assets	6,290	5,973

Current assets
Inventories (Note 14)	3,101	4,495
Accounts receivable	2,872	3,398
Receivables from associated companies	16	60
Other receivables	209	302
Prepaid expenses and accrued income	161	120
	6,359	8,375

Cash and cash equivalents	270	370

Total current assets	6,629	8,745
TOTAL ASSETS	12,919	14,718

The accompanying notes form an integral part of these Consolidated Financial Statements.

	As of December 31,
	1999	2000
	SEK	SEK
	(in millions)
SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity (Note 15)
Restricted equity
Share capital	610	610
Restricted reserves	1,730	1,797
	2,340	2,407
Non-restricted equity
Loss brought forward	(491)	(818)
Profit for the year	713	831
	222	13
Total shareholders’ equity	2,562	2,420
Minority interests	117	122

Provisions
Pension provision	192	188
Deferred tax liability (Note 16)	243	254
Other provisions	119	118
Total provisions	554	560
Liabilities
Long-term liabilities
Shareholder loans (Note 17)	1,903	2,259
Liabilities to credit institutions (Note 17)	3,145	2,814
Bank overdraft facility (Note 17)	21	135
Other long-term liabilities	2	—

Total long-term liabilities	5,071	5,208

Current liabilities
Liabilities to credit institutions (Note 18)	448	1,321
Advanced payment from customers	146	134
Accounts payable	907	1,082
Liabilities to parent company	399	1,001
Liabilities to associated companies	16	53
Income tax payable	9	58
Other liabilities (Note 19)	1,341	1,748
Accrued expenses and prepaid income (Note 19)	1,349	1,011

Total current liabilities	4,615	6,408

TOTAL SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES	12,919	14,718

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Petroleum AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 1999 and 2000

	Year ended December 31,
	1999	2000
	SEK	SEK
	(in millions)
Income from operation
Income after financial items	988	1,284
Adjustments for non-cash items
Depreciation and amortization	650	721
Non-cash pension refund	—	(89)
Unrealized exchange losses	25	128
Provisions	—	(5)
Gain on sale of fixed assets	(12)	(7)
	1,651	2,032
Taxes paid	11	(11)
Cash flow from operating activities before changes in working capital	1,662	2,021
Cash flow in working capital
Decrease (Increase) in inventories	(1,270)	(1,394)
Decrease (Increase) in current receivables	(919)	(533)
(Decrease) Increase in liabilities	1,352	(19)
Cash flow from operating activities	825	75
Investment activities
Investment in intangible fixed assets	(98)	(3)
Investment in tangible fixed assets	(590)	(405)
Sale of tangible fixed assets	41	43
Decrease in long-term receivables	(2)	(19)
Cash flow used in investment activities	(649)	(384)
Financing operation
New loans from credit institutions	593	1,219
Payment of loans from credit institutions	(828)	(410)
Group contributions paid	(155)	(400)
Cash flow used in financing activities	(390)	409

Cash flow of the year	(214)	100
Cash and cash equivalents at the beginning of the year	484	270
Cash and cash equivalents at the end of the year	270	370

Supplementary disclosures
Cash flow interest and dividend received
Interest received	43	63
Interest paid	(187)	(262)

Cash and cash equivalents
Cash and bank balances	270	370
Short-term investment	—	—
Total cash and cash equivalents	270	370

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Petroleum AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 1999 and 2000

Note 1. Summary of significant accounting principles

Amounts are expressed in millions of Swedish Kronor (“MSEK”) unless otherwise specified.

General accounting principles

Preem Petroleum AB applies the Swedish Annual Accounts Act and complies with the recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council. No changes of accounting principles have been made.

For the periods reported Preem Petroleum AB was a wholly-owned subsidiary of Corral Petroleum Holdings AB, Sweden, which is a wholly-owned subsidiary of Moroncha Holdings Company Limited, a company incorporated in Cyprus.

The accompanying Consolidated Financial Statements present the financial position and results of operations of Preem Petroleum AB and its consolidated subsidiaries (jointly the “Company” or “Preem Group”) and have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 25 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP that affect the Company’s consolidated net income and shareholders’ equity.

Basis of consolidation and translation

The consolidated accounts include Preem Petroleum AB and all companies in which the Preem Petroleum AB directly or indirectly holds more than 50% of the voting capital. Intercompany transactions are eliminated in consolidation.

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates. The income statements of foreign subsidiaries are translated at an average exchange rate for the year. Exchange differences arising out of the translation of the financial statements of foreign subsidiaries are recorded directly to the cumulative translation adjustment component of shareholders’ equity.

When foreign subsidiaries and associated companies are divested or liquidated, the accumulated translation difference relating to the divested entity is reported as a realized gain (loss) in the consolidated income statement.

Associated Company accounts

The equity accounting method is used for those companies in which the Company has significant influence and/or owns between 20% and 50% of the voting capital (the “Associated Companies”). In the Consolidated Balance Sheet, Associated Companies are reported at the original purchase price together with the Company’s share of income (loss) earned after the acquisition. Dividends received are recorded as a reduction of the recorded investment. The Company’s share in net income (loss) of Associated Companies included in financial income and expenses.

The companies in which the Company owns less than 20% are recorded at cost. Dividends received from these companies are recorded in the Consolidated Statement of Operations as financial income.

The acquisition method

The Consolidated Financial Statements have been prepared in accordance with the acquisition accounting method. This method means that assets and liabilities acquired are recorded at fair value at the date when control has passed to the company. The difference between the purchase price and the estimated fair value of the net assets acquired is recorded as goodwill. The net income (loss) of companies acquired during the year are included in the Company’s Consolidated Statement of Operations from the date of acquisition and the net income (loss) of companies sold during the year is included through the date of disposal.

Fixed assets

Fixed assets are valued at the acquisition cost with a deduction for accumulated additional depreciation. The acquisition cost includes the cost of value-enhancing improvements. Depreciation according to plan is based on the original acquisition values and estimated average economic life. A write-down is made in the event of a permanent reduction in value. Repair and maintenance costs are expensed as incurred.

Interest is capitalized for assets constructed for the Company’s use based on the average amount of accumulated expenditures during the construction period using the Company’s current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful life of the respective asset.

Inventories

Inventories are valued at the lower of cost and net realizable value, whereby cost is calculated according to the FIFO principle. Inventory purchases of petroleum products in Dollars are accounted for at the exchange rate applicable on the date of the bill of lading.

Changes in oil prices throughout the financial year are reflected in cost of goods sold.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash or cash equivalents.

Receivables

Receivables are reported at the amount at which they are expected to be paid. Provisions for doubtful accounts are made as considered necessary.

Receivables and liabilities in foreign currencies

All receivables and liabilities denominated in foreign currencies are translated into Swedish Kronor at year end exchange rates unless the Company has entered into matching forward foreign exchange contracts, in which case the rate specified in the contract is used. The premium or discount arising on these forward exchange contracts is recorded as interest expense or income over the duration of these contracts. All exchange rate gains and losses are reported as part of income from operations except for gains and losses relating to financial assets and liabilities, which are reported as a component of financial income (expense), net.

Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Provision for deferred taxes is made to the extent that it is more likely than not that a liability or asset will crystallize in the foreseeable future. Tax legislation in Sweden allows companies to defer their current tax liability by making tax-deductible allocations to untaxed reserves. The deferred tax on these reserves is classified as a provision, while the remaining portion is included within restricted reserves in shareholders’ equity.

Depreciation

Depreciation is calculated on the basis of the historic acquisition cost and the straight-line method of depreciation is used for all assets. The rates of depreciation are based on the economic useful life of the assets as follows:

Goodwill	5-15 years
Machinery and equipment	3-20 years
Capitalized turnaround costs	3-4 years
Buildings	20-50 years
Land improvements	20 years

Goodwill

Goodwill is amortized over the periods estimated to be benefited using the straight-line method. Preem Petroleum AB’s acquisition of the Swedish business of Texaco (in 1989) and BP (in 1991) are judged to have long-term earnings potential and strategic value and are amortized over 15 years.  Goodwill is tested for recoverability along with the underlying assets acquired based on expected future cash flows.

Sale/lease-back

Profits and losses on the sale of assets that are leased-back under a finance lease are recorded over the duration of the lease.

Interest bearing receivables and liabilities

Interest income and interest expenses are recorded in accordance with the interest rate that the receivable or liability bears on the closing date. The effect on profit of interest instruments designed to hedge a future interest flow, is recorded over the same duration as the underlying receivable or liability.

Financial instruments

The Company uses various financial instruments to manage financial exposure. The Company classifies these instruments as hedges for accounting purposes when the following criteria are met:

Currency derivative instruments

•                  The instrument must relate to foreign currency assets, liabilities, firm commitments or anticipated probable future transactions for which the terms have been identified. Forward exchange contracts cannot be used to hedge anticipated probable future transactions.

•                  The instrument must be in the same currency as the hedged balance sheet item or transaction, and

•                  The instrument must reduce the risk to which the Company is exposed with regard to changes in foreign exchange rates.

Oil instruments

•                  The instrument must relate to firm commitments or anticipated probable future transactions for which the terms have been identified, and

•                  The instrument must correlate with the future transactions so that the Company’s exposure to change in crude oil prices is effectively reduced.

Unrealized gains and losses are included in the income statement when the underlying transaction actually occurs if the financial instrument is designated and effective as a hedge for such underlying transaction. The Company reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as foreign exchange gain or loss in the Consolidated Statement of Operations.

Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet, or (ii) the Consolidated Statement of Operations when the anticipated transaction actually occurs. If any underlying asset or liability is sold or settled, any related financial instrument is marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on the sale or settlement of the underlying item.

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the Consolidated Balance Sheet and are amortized as an adjustment of the underlying revenue or expense item over the duration of the option contract.

Hedging future cash flows

The Company hedges certain expected future cash flows arising from firm commitments or anticipated transactions, primarily using forward foreign exchange contracts. Unrealized gains and losses on financial instruments that are designated as a hedge of such firmly committed future cash flows or anticipated transactions are realized when the underlying transaction occurs.

Foreign exchange risk management

Forward foreign exchange contracts that are designated as a hedge of foreign currency balances are marked-to-market with the resulting unrealized gain or loss recorded in the statement of operations to offset the corresponding gain or loss on the related underlying exposure. Unrealized gains and losses on forward foreign exchange contracts that are designated as a hedge of a firm commitment or anticipated transaction are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs.

Forward oil contracts risk management

Forward oil contracts are designated as a hedge of oil transaction balances and marked-to-market with the resulting unrealized gain or loss recorded in the Consolidated Statement of Operations to offset the corresponding gain or loss on the related underlying exposure.

Unrealized gains or losses on options that are used to hedge anticipated oil transactions are marked-to-market.

Capitalized turnaround costs

A turnaround is a standard procedure periodically required for maintenance of a refinery that involves the shutdown and inspection of major processing units and generally occurs approximately every three to four years. Turnaround costs, which are included in tangible assets, are capitalized when incurred and are amortized over the period to the next scheduled turnaround, beginning the month following completion of each turnaround.

Advertising costs

Advertising costs are expensed as incurred.

Environmental costs

Environmental expenditures are expended or capitalized based upon their future economic benefit. Costs, which improve a property’s pre-existing condition, and costs that prevent future contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amount can be reasonably estimated.

Impairment of long-lived assets

The Company reviews long-lived assets used in the business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available.  Long-lived assets for which management, have the authority to approve the action, has committed to dispose of the asset, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell.

Currency policy

The Company’s operations are in principle Dollar-based. Purchases of petroleum products and a large percentage of the Company’s sales are made in this currency. This implies that the Company has a long-position in Dollars. This exposure is balanced by loans raised in Dollars. The reporting currency of the Company is Swedish Kronor.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.

Revenue recognition

A large majority of the Company’s revenues is derived from supply and refining of oil products together with the retail market. Revenue is recognized in the period products are delivered.

Forward contracts, options and swap agreements for oil products

Outstanding forward contracts, options and swap agreements for petroleum oil products have been valued at the market price at year end. The difference between the acquisition price and the market price at year end affects income and balance sheet.

Short-term investments

Financial instruments included under short-term investments are valued collectively for each type of instrument at the lower of the acquisition value and the market value. Investments in bonds and other interest bearing instruments with a maturity date less than one year are reported as short-term investments. Certificates of Deposits are reported under the heading of cash and cash equivalents. Investments that are anticipated to be retained until their maturity date are recorded at the acquisition cost plus accrued interest.

Advance payments from customers

Advance payments from customers are accounted for as a current liability until the goods are delivered or the services rendered.

Note 2. Revenues

	Year ended December 31,
	1999	2000
Revenues in Sweden	16,411	22,061
Revenues abroad	12,382	24,134
Total	28,793	46,195

	Year ended December 31,
	1999	2000
Sales revenue
Supply and refining	18,728	35,477
Swedish market	7,040	9,904
International	791	1,462
Group eliminations	(4,339)	(7,285)
Total	22,220	39,558

Note 3. Cost of goods sold—Foreign exchange differences

Includes net foreign exchange differences of SEK(45) million and SEK(100) million for the years 1999 and 2000, respectively.

Note 4. Depreciation and amortization

Distribution of depreciation and amortization

	Year ended December 31,
	1999	2000
Capitalized turnaround costs	71	73
Goodwill	103	106
Land and buildings	49	74
Plant and machinery	307	315
Equipment tools, fittings and fixtures	120	153
Total	650	721

Distribution of function

	Year ended December 31,
	1999	2000
Cost of goods sold	488	526
Selling expenses	157	190
Administrative expenses	5	5
Total	650	721
Write-downs of impaired assets included in the above amounts:
Selling expenses	—	51

The Company recorded a charge of SEK51 million during the year ended December 31, 2000, for the write-down of certain fixed-assets. The write-down includes surplus depreciation of service stations of SEK25 million (included in Swedish market) and write-down of storage depots of SEK26 million (included in Supply and refining). After careful assessment of various factors relevant to these assets, including significant declines in revenues generated from these assets, management determined it was appropriate to write down the value of these assets and, accordingly, such assets were written-down to estimated fair value based on estimated discounted future cash flows.

Note 5. Other operating income

	Year ended December 31,
	1999	2000
Surplus heat supplies	40	55
Rental income	53	59
Harbor fees	57	57
Storage certificates	20	54
Commission income	6	5
Pension refund	—	115
Miscellaneous	60	36
Total	236	381

Note 6. Financial income and expenses

	Year ended December 31,
	1999	2000
Financial income
Interest income, group companies	—	—
Exchange rate gain	5	13
Total	5	13

Financial expenses
Exchange rate loss	71	177
Miscellaneous financial expenses	3	3
Total	74	180

Note 7. Income taxes

Income (loss) before income taxes on a geographic basis is as follows:

	Year ended December 31,
	1999	2000
Sweden	1,028	1,380
Other	(40)	(96)
Total	988	1,284

Income tax expenses include the following:

	Year ended December 31,
	1999	2000
Current
Sweden	(320)	(441)
Other	(2)	—
	(322)	(441)

Deferred
Sweden	48	(11)
	48	(11)
Total	(274)	(452)

The current tax expenses include the following:

	Year ended December 31,
	1999	2000
Tax on group contributions	333	380
Taxes paid	(11)	11
Increase (decrease) in income tax liability	—	49
Other	—	1
Total	322	441

The principal reasons for the difference between income tax expense (benefit) computed by applying the Swedish statutory tax rate of 28% to income (loss) before income taxes and the actual tax expense (benefit) are set forth below:

	Year ended December 31,
	1999	2000
Income before taxes	988	1,284
Statutory tax rate	28%	28%
Income tax expense at statutory rates	(277)	(360)
Differences in foreign tax rates	2	—
Amortization of goodwill	(7)	(7)
Losses not currently recognized	(34)	(46)
Expenses not deductible	(18)	(40)
Utilization of tax loss carry-forwards	59	—
Nontaxable income	1	1
Effective income tax	(274)	(452)
Effective income tax rate	28%	35%

The Company is subject to Swedish income tax on its taxable income in Sweden. The Company attempts to minimize the amount of taxes payable by transferring, to the extent possible, its taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included in the Consolidated Statement of Operations as income taxes generally reflects book entry transfers rather than cash paid or payable. In particular, the Company effects a transfer to its parent company, which is recorded as a “group contribution,” which is in the form of a book-entry dividend, so the amount that is transferable on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of the unrestricted shareholders’ equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder loan. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. In 1999, the Company received a tax credit of SEK11 million and paid income taxes of SEK11 million in 2000.

Note 8. Earnings per share

	Year ended December 31,
	1999	2000
Net income	713	831
Average number of shares (thousands)	610	610
Income per share (SEK)	1,169	1,362

Note 9. Intangible assets

Goodwill
As of beginning of year	1,244	1,244
Acquisitions	—	3
As of year end	1,244	1,247

Goodwill—accumulated amortization
As of beginning of year	618	721
Amortization for the year	103	106
As of year end	721	827
Net book value	523	420

Note 10. Tangible assets

	As of December 31,
	1999	2000
Land and buildings—at cost
As of beginning of year	1,346	1,391
Acquisitions/Company acquisitions	40	40
Divestment/Disposals	(10)	(15)
Reclassifications	21	90
Exchange rate differences	(6)	7
As of year end	1,391	1,513

Land and buildings—accumulated depreciation
As of beginning of year	560	604
Divestment/Disposals	(4)	(4)
Depreciation for the year	49	56
Write-down of the year	—	18
Exchange rate differences	(1)	2
As of year end	604	676

Net book value	787	837

Capitalized turnaround cost—at cost
As of beginning of year	281	378
Acquisitions	97	2
As of year end	378	380

Capitalized turnaround cost—accumulated amortization
As of beginning of year	91	162
Amortization for the year	71	73
As of year end	162	235
Net book value	216	145

Plant and machinery—at cost
As of beginning of year	6,720	7,000
Acquisitions/Company acquisitions	163	70
Divestment/Disposals	(32)	(43)
Reclassifications	149	109
As of year end	7,000	7,136

Plant and machinery—accumulated depreciation
As of beginning of year	3,099	3,380
Divestment/Disposals	(26)	(39)
Depreciation for the year	307	315
As of year end	3,380	3,656

Net book value	3,620	3,480

Equipment, tools, fixtures and fittings—at cost
As of beginning of year	1,387	1,424
Acquisitions/Company acquisitions	122	78
Divestment/Disposals	(110)	(82)
Reclassifications	28	76
Exchange rate differences	(3)	4
As of year end	1,424	1,500
As of beginning of year	725	746
Divestment/Disposals	(98)	(58)
Depreciation for the year	120	120
Write-down of the year	—	33
Exchange rate differences	(1)	2
As of year end	746	843
Net book value	678	657

Construction in progress
As of beginning of year	173	237
Acquisitions	265	218
Reclassifications	(198)	(273)
Exchange rate differences	(3)	4
As of year end	237	186

Tax assessment values
Buildings	846	1,313
Land	243	246
Plant and machinery	1,797	1,192
As of year end	2,886	2,751

                                                Capital Leases are included above as follows:

	As of December 31,
	1999			2000
	At cost	Accumulated depreciation	Book value	At cost	Accumulated depreciation	Book value
Land buildings	2	—	2	2	—	2
Plant and machinery	1,225	(195)	1,030	1,225	(262)	963
Total	1,227	(195)	1,032	1,227	(262)	965

Note 11. Leases

                                                Rental income and expense from operating leases were as follows:

	Year ended December 31,
	1999	2000
Rental income	53	59
Rental expense	9	12

Rental income is recorded as other operating income and rental expense is recorded as selling or administrative expenses.

The Company leases buildings and machinery and equipment under operating leases. The gross amount of assets under capital leases amounted to SEK1,227 million as of December 31, 1999 and 2000. The accumulated depreciation related to these capital leases amounted to SEK195 million and SEK262 million as of December 31, 1999 and 2000, respectively. The capital lease amortization expense was SEK67 million for each of the years 1999 and 2000.

As of December 31, 2000 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

	Operating Leases	Capital Leases	Total
2001	11	62	73
2002	7	62	69
2003	6	62	68
2004	3	62	65
2005	—	62	62
2006 and thereafter	—	1,054	1,054
Total minimum lease commitments	27	1,364	1,391

Less imputed interest		(220)
Present value of net minimum lease payments		1,144
Less current portion of capitalized lease obligation		(12)
Noncurrent portion of capitalized lease obligation		1,132

Note 12. Participations in Associated Companies

Company	Organization Number	Registered Office	Number of Shares	Ownership %	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
AB Djurgårdsberg	556077-3714	Stockholm	366	37	37	18
Göteborgs Smörjmedelsfabrik (Scanlube) AB	556287-6481	Gothenburg	25,000	50	2,500	2,500
Skandinaviska Kracker AB	556019-9878	Lysekil	875,000	50	87,500	187,500
TOTAL						190,018

In the normal course of business the Company enters into transactions with some of its Associated Companies. Amounts due from Associated Companies amounted to SEK16 million and SEK60 million at December 31, 1999 and 2000, respectively. Amounts due to Associated Companies were SEK16 million and SEK53 million at December 31, 1999 and 2000, respectively. Purchases from these affiliates were SEK199 million and SEK197 million for the years 1999 and 2000, respectively.

The following represents combined information for the Associated Companies owned during the respective years:

	Year ended December 31,
	1999	2000
Income Statement Data
Sales	452	473
Income before taxes	—	—
Taxes	—	—
Net income	—	—

	As of December 31,
	1999	2000
Balance Sheet Data
Current assets	102	173
Property, plant and equipment-net	415	415
Other assets	31	20
Total assets	548	608
Liabilities	310	370
Shareholders’ equity	238	238
Total liabilities and shareholders’ equity	548	608

Note 13. Other securities held as fixed assets

Company	Organization Number	Registered Office	Number of Shares	Ownership %	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
NGI Naturgasinvest AB	556387-9260	Stockholm	1,667	17	167	198
SPIMFAB—SPI Miljösaneringsfond AB	556539-4888	Stockholm	1	1	2	2
Släckmedelscentralen—SMC AB	556488-8583	Stockholm	259	26	52	52
SSH Svensk Servicehandel			3	—	1	1
Götene E.D.F. Elföreningen,ek.för.			100	—	10	10
Syrhåla Handelsbolag	969633-6743	Stockholm				0
Tenant-owner association Berget						0
Tenant-owner association Ekerum						945
Tenant-owner association Solhylla						425
Other						30
TOTAL						1,663

Note 14. Inventories

The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs of year end. At December 31, 2000 the actual value of inventories was SEK817 million lower than the acquisition value. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventories volume is included in the inventories value in an amount of SEK156 million. Borrowed inventories volume correspond to an inventory value of SEK138 million, which is not included in the inventory value.

	As of December 31,
	1999	2000
Raw materials and supplies	1,443	2,008
Finished products	1,658	2,487
Total	3,101	4,495

Note 15. Shareholders’ equity

                                                The Company’s share capital include 610,258 shares with a par value of SEK1,000 each.

	Share capital	Restricted Reserves	Unrestricted reserves	Total shareholders’ equity
Balance at January 1, 1999	610	1,928	171	2,709
Net income for the year	—	—	713	713
Group contribution	—	—	(1,190)	(1,190)
Tax effect of group contribution	—	—	333	333
Transfer between reserves	—	(195)	195	—
Translation differences	—	(3)	—	(3)
Balance at December 31, 1999	610	1,730	222	2,562

Net income for the year	—	—	831	831
Group contribution	—	—	(1,356)	(1,356)
Tax effect of group contribution	—	—	380	380
Transfer between reserves	—	67	(67)	—
Translation differences	—	—	3	3
Balance at December 31, 2000	610	1,797	13	2,420

In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted shareholders’ equity including net income for the year shown in the Consolidated Balance Sheet of the Parent Company and its subsidiaries and that of the Parent Company on a stand-alone basis, in each case, after proposed appropriations to restricted equity. Unrestricted equity in the Parent Company was SEK79 million as of December 31, 2000. As shown in the Consolidated Balance Sheet at December 31, 2000, unrestricted equity amounted to SEK13 million. Of this amount none is estimated to be appropriated to restricted equity. Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK1,797 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden. The untaxed reserves may be distributed as dividends upon payment of the related taxes. Transfers between restricted and unrestricted reserves mainly include establishment of new untaxed reserves or dissolution of untaxed reserves.

Group contributions are paid in the year after the allocation is made

Note 16. Deferred income taxes

	As of December 31,
	1999	2000
Deferred tax liability
Untaxed reserves	243	254
Total	243	254

	As of December 31,
	1999	2000
Deferred tax receivable
Tax loss carry-forwards	16	42
Provisions	3	2
Less: valuation allowance	(16)	(42)
Total	3	2

Deferred tax assets are included in other receivables.

The Company is providing a valuation allowance on its tax loss carry-forwards because it has not been deemed more likely than not that the tax loss carry-forwards will be utilized in the near future.

The Company has tax loss carry-forwards of approximately SEK56 million and SEK150 million as of December 31, 1999 and 2000, respectively. The tax loss carry-forwards are all from the Polish operations. Under current law, tax losses in Poland can be used against profits during a five year period, but only up to 50% of current year’s tax expense. The tax losses expire between 2004-2006.

Note 17. Long-term liabilities

Liabilities to credit institutions

	As of December 31,
	1999		2000
Loans in SEK	1,158		1,145
Loans in $	1,279		1,239
Less repayments due within 1 year	(437)	2,000	(702)	1,682

Lease obligation	1,156		1,144
Less current portion	(11)	1,145	(12)	1,132
Total		3,145		2,814

Amortization plan

	2001	2002	2003	2004	2005	2006
Loans	702	3	46	678	241	714
Capital lease obligation	12	13	14	24	30	1,051
Total	714	16	60	702	271	1,765

Interest Bearing Liabilities

			As of December 31,
	Maturity	Interest rate	1999	1999%	2000	2000%
Fixed rate SEK	2001/2008	5.8-8.45%	451	12.5	451	12.8
Variable rate SEK	2001/2005	variable	707	19.7	694	19.7
Variable rate SEK*	2022	variable	1,156	32.2	1,144	32.4
Fixed rate $	2006	5.55%	426	11.9	477	13.5
Variable rate $	2004/2005	variable	853	23.7	762	21.6
Total			3,593	100.0	3,528	100.0
Less: Current portion			(448)		(714)
Total			3,145		2,814

*                 Represents capital lease obligation

                                                The average interest rate on short-term debt was 5.1% during 1999 and 6.0% during 2000.

	As of December 31,
	1999	2000
Shareholder loans	1,903	2,259

Shareholder loans, which are subordinate to other liabilities, are not subject to interest or amortization.

The Company has overdraft facilities of SEK584 million of which SEK135 million was utilized as of December 31, 2000. At December 31, 2000, the Company also has other unutilized facilities amounting to SEK1,850 million.

The Company has as of December 31, 2000, debt of SEK49 million secured by real estate mortgages and SEK477 million of debt that is guaranteed by a financial institution.

Note 18. Liabilities to credit institutions

	As of December 31,
	1999	2000
Short-term portion of Long-term debt	448	714
Other loans	—	607
Total	448	1,321

Note 19. Other liabilities and accrued expenses and prepaid income

Other liabilities

	As of December 31,
	1999	2000
VAT	380	439
Excise duties	677	677
Liability to Svenska Petroleum Exploration AB, related party	168	460
Other	116	172
Total	1,341	1,748

Accrued expenses and prepaid income

	As of December 31,
	1999	2000
Crude oil	992	628
Accrued salaries and social costs	54	67
Accrued interest expenses	27	29
Other	276	287
Total	1,349	1,011

Note 20. Average number of employees

	1999		2000
	No. of Employees	% men	No. of employees	% men
	(actual, not in millions)
Preem Petroleum AB
Sweden	911	59	751	53
Group companies
Sweden	950	86	1,003	86
Norway	4	50	4	50
Poland	272	74	272	71
Total group companies	1,226	83	1,279	83
Total group	2,137	73	2,030	72

Salaries, other remuneration and payroll overheads

	1999			2000
	Salaries, other remuneration	Payroll overheads (of which pension expenses)		Salaries, other remuneration	Payroll overheads (of which pension expenses)
Preem Petroleum AB	262.2	112.8		249.5	100.6
		(22.9	)*		(15.1	)*
Group companies	280.3	108.0		318.2	130.2
		(9.8	)**		(16.4	)**

Group total	542.5	220.8		567.7	230.8
		(32.7)			(31.5)

*                                         Of the Preem Petroleum AB’s pension expenses, SEK1.3 million and SEK1.7 million for the year 1999 and 2000, respectively, relates to the Board and President of the group.

**                                  Of the group’s pension expenses, SEK2.2 million and SEK2.2 million for the year  1999 and 2000, respectively, relates to the Board and President of the group.

Break-down of salaries and other remuneration according to country and between Board members and employees.

	1999		2000
	Board and President	Other employees	Board and President	Other employees
Preem Petroleum AB	2.3	259.9	2.3	247.2
(of which bonus)	(—)		(—)
Group companies in Sweden	4.1	254.7	4.3	291.3
(of which bonus)	(—)		(—)
Group companies abroad
Norway	0.9	1.0	0.9	1.2
Poland	0.9	18.7	0.6	19.9
Total for group companies	5.9	274.4	5.8	312.4
Group total	8.2	534.3	8.1	559.6
(of which bonus)	(—)		(—)

The president is entitled to pension from the age of 60 to 65 years, equivalent to 70% of his fixed salary at the time of retirement.

Note 21. Auditors’ fee

	Year ended December 31,
	1999	2000
KPMG
Auditing	2.3	1.7
Other assignments	1.4	1.0
SET
Auditing	0.2	0.1
Other assignments	—	—
Other auditors
Auditing	0.1	—
Other assignments	—	—

Note 22. Pledged assets and contingent liabilities

	Year ended December 31,
	1999	2000
Assets pledged
Property mortgages	53	51
Floating charges	43	5
Deposits	7	83
Total pledged assets	103	139

Contingent liabilities
Guarantee	19	39
Liability for partnership	56	67
Total contingent liabilities	75	106

Guarantees are when the Company has guaranteed a third party’s transaction with another party, mainly loans. The liability for partnership represents the Company’s proportionate share of the partnership’s total liabilities, which is less than 1%. According to a decision by the tax authorities of November 1998 relating to the audit of the 1994 tax year, additional VAT and penalties of approximately SEK64.9 million were charged to the Company. The case concerns the accounting of VAT payments on Preem-credit card sales. Although we appealed the decision to the County Administrative Court of Stockholm, the Court has not yet rendered a final decision. In November 1998, the tax authorities granted the Company an extension to pay the additional VAT and penalties until the appeal has been heard. The Company has, in accordance with generally accepted accounting principles, made a reservation for the additional VAT, namely SEK54 million, in its books. However, the Company has not made a reservation for any potential penalties, which could amount to approximately SEK11.2 million. If the Company is unsuccessful in its appeal, its VAT liability may be affected for a total of three years, the probability of which the Company believes is unlikely.

The Swedish Competition Authority has filed a summons application to the City Court of Stockholm against the Company and four other oil companies operating in Sweden, demanding that the City Court impose fines on the Company of SEK85 million, as a penalty for alleged infringements of the

Swedish Competition Act. The Swedish Competition Authority has demanded total fines of SEK740 million for all five oil companies. The Competition Authority claims that the Company participated in a cartel on the Swedish market concerning prices and discounts on petrol during the summer and fall of 1999.

The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market. In connection with its investigation, the Competition Authority obtained documents from all five major oil companies in November 2000, including Preem Petroleum AB. The Company can offer no assurance that the Swedish Competition Authority will not initiate legal action against its in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company’s turnover.

In addition to the fines imposed by the Swedish courts, the Swedish Competition Act provides the possibility for companies and private parties to recover damages attributable to infringements of such Act, in which case the total amount of the Company’s liability would be uncertain. Legal proceedings must be initiated within five years from the date on which the damage occurred. The Company can not rule out the possibility of lawsuits from private parties or companies. At present, there is no mechanism under Swedish law to bring a class action or to impose punitive damages. However, there can be no assurances that this will remain the case for the next four years.

Note 23. Selected Industry Segment Information

The Company operates mainly in the oil and gas industry and has three reportable segments:  the Supply and Refining Division, the Swedish Market Division and the International Division.  The three segments were determined based upon the types of services and products that are provided to the customers.  The Supply and Refining Division operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg and the wholly-owned Preemraff refinery located near the harbour of Torshamnen in Gothenburg as well as storage depots throughout Sweden.  The Supply and Refining Division sells a full range of refined products in Sweden and abroad.  The Swedish Market Division sells home-heating gasoil directly to end-users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Division.   The Swedish Market Division also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.  The International Division sells refined products primarily to wholesale customers operated under the Preem-branded name in Poland.   Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Intersegment sales were made at market rates.

Financial information by segment is as follows:

	Year ended December 31,
	1999	2000
	SEK	SEK
Sales revenue:
Supply and refining (1)	18,728	35,477
Swedish market	7,040	9,904
International	791	1,462
Segment sales revenue	26,559	46,843
Intersegment sales revenue	(4,339)	(7,285)
Sales revenues	22,220	39,558

Segment operating profit:
Supply and refining	1,120	1,540
Swedish market	92	6
International	(30)	(69)
Segment operating profit	1,182	1,477
Other non-allocated income (expense) (2)	39	179
Income from operations	1,221	1,656
Non-allocated items (3)	(234)	(373)
Income before income taxes	987	1,283

(1)                                  Includes sales by the Supply and Refining Division to the Swedish Market Division and International Division of SEK4,339 million for 1999 and SEK7,285 million for 2000.

(2)                                  Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(3)                                  Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

Depreciation and amortization:

	Year ended December 31,
	1999	2000
Supply and refining	470	507
International	15	23
Swedish market	154	180
Segment depreciation and amortization	639	710
Other	11	11
Total	650	721

Capital expenditures:

	Year ended December 31,
	1999	2000
Supply and refining	424	203
International	40	64
Swedish market	119	130
Segment capital expenditures	583	397
Other	7	8
Total	590	405

Geographic information

Sales revenues:

	Year ended December 31,
	1999	2000
Swedish market	9,838	15,764
Norway	2,857	7,695
United Kingdom	1,779	3,556
Denmark	1,680	3,502
Other	6,066	9,041
Total	22,220	39,558

                The largest portion of the Company’s sales in other markets is comprised of sales to the Northern European market.

Long-lived assets:

	As of December 31,
	1999	2000
Sweden	6,182	5,804
Other	108	169
Total	6,290	5,973

Note 24. Financial instruments and risk management

The Company has operations and assets in Sweden and Poland. Consequently, the Company’s profits and revenues are affected, when measured in Swedish Kronor, by fluctuations of currency exchange rates. In addition the Company is exposed to fluctuations of the Dollar due to the fact that most of its goods are priced in Dollars. When the Swedish Kronor appreciates against other currencies, the Company’s profits from foreign operations, reported in Swedish Kronor, may decrease. Likewise, when the Swedish Kronor declines against other currencies, the Company’s profits from foreign operations reported in Swedish Kronor may increase. The Company also has exposure to market risks from changes in interest rates and price fluctuations in oil. Certain financial instruments are used by the Company to manage these foreign currency, interest rate and oil risks as summarized below.

Notional amounts and credit exposure

The notional amounts of off-balance-sheet financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates, exchange rates, and bunker oil prices.

The Company is exposed to credit related losses in the event that counterparties to the off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from non-performance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements. Initial margin requirements and daily calls are met in cash.

Interest rate risk management

The Company uses interest swaps to manage its interest rate risk, but did not have any open position either at December 31, 1999 or 2000.

Foreign currency risk management

The Company is exposed to foreign currency exchange rate risk, due to the international nature and scope of its operations. A substantial portion of the Company’s revenues and expenses are denominated in foreign currency. The Company’s foreign currency risk exposure arises from (i) fluctuations in exchange rates in relation to the value of the Company’s sales and purchases in foreign currencies and certain financial assets and liabilities (transaction exposure). The Company’s policy is to hedge its transaction risk primarily on its net exposures. Management regularly reviews the Company’s assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of foreign currency fluctuations. The Company primarily uses forward exchange contracts and, to a lesser extent, purchases currency options and currency swaps to manage its foreign currency risk.

                The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 for each year:

	As of December 31,
	1999		2000
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Forward exchange contracts	—	—	46	—
	—	—	46	—

The following table summarizes the contractual amounts of the Company’s forward exchange and option contracts by major currency in Swedish Kronor. Foreign currency amounts are translated at rates current at the reporting date. The “buy” amounts represent Swedish Kronor equivalent of commitments or options to purchase foreign currencies, and the “sell” amounts represent the Swedish Kronor equivalent of commitments or options to sell foreign currencies. The Company uses forward exchange contracts, which typically expire within one year, to hedge anticipated and firmly committed payments and receipts of foreign currencies related to sales, product costs, interest and sale and purchase of fixed assets.

	1999		2000
	Sell		Buy	Sell
Polish Zloty	—	—	—	46
Total	—	—	—	46

Oil risk management

As with currency risks, Preem makes assumptions regarding future changes in the price of oil and prices are hedged on the basis of this assessment. The risk permitted within the frame for the financial policy totals a norm position 1,580,000 cubic meters (+200,000/-250,000 cubic meters) any given instance, which, assuming current price levels, means that approximately none of the Group’s consumption must be hedged, if at norm position.

Preem uses swaps and futures to fix its price levels. The marked to marked value of these instruments amounts to SEK52 million and SEK81 million as of December 31, 1999 and 2000, respectively. The difference between the acquisition price and the market price at year end affects income and balance sheet. The total notional amount of the outstanding contracts was SEK2,576 million and SEK4,395 million as of December 31, 1999 and 2000.

	1999		2000
	Notional amount	Length of Contract	Notional Amount	Length of contract
Oil Swaps	2,122	Jan-Dec -00	2,736	Jan-Dec -01
Oil Futures	454	Jan-Dec -00	1,659	Jan-June -01
	2,576		4,395

Environmental cost

The Company accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company’s operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies.

The Company has been and will be responsible for costs related to compliance with, or remediation resulting from, environmental regulations.

The Company has leased the Finnberget depot since 1987, and its lease agreement terminated in September 2001. The lease agreement had a provision limiting the Company’s liability for any decontamination to a maximum of SEK4 million. The Company is in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. The Company has filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in the Company’s favor, the Company may be liable for all or part of the decontamination of this site. The total cost of decontamination depends on the intended future use of the site. Management estimate the total decontamination cost for future industrial use would be approximately SEK40 million. Management estimate the total decontamination cost for future housing use would be approximately SEK75-110 million; the Company has accrued an amount of SEK4 million, which is represented by a contractual obligation.

There are currently no other identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigation over time or changes in regulatory requirements could result in future liabilities. The Company’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting material claims. The Company insures itself for liability arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company consider financially prudent. A successful liability claim for which the Company are underinsured or uninsured could have a material adverse effect on us.

Note 25. U.S. GAAP Information

The following is a summary of the most significant differences between the Preem Group’s accounts in accordance with Swedish and U.S. GAAP, respectively.

	Year ended December 31,
	1999	2000
Net income for the year according to Swedish GAAP	713	831
Adjustments in accordance with U.S. GAAP:
Pensions (A)	8	4
Pension refund (B)	—	(89)
Goodwill amortization (C)	(132)	(132)
Income taxes (D)	(59)	—
Income tax effects of U.S. GAAP adjustment	(2)	23
According to U.S. GAAP	528	637
Basic and diluted income per share in accordance with U.S. GAAP	866	1,044
Weighted number of shares outstanding (thousands)	610	610

	Year ended December 31,
	1999	2000
Shareholder’s equity
According to Swedish GAAP	2,562	2,420
Adjustments in accordance with U.S. GAAP:
Pensions (A)	46	50
Pension refund (B)	—	(89)
Goodwill (C)	1,230	1,098
Accumulated income tax effects	(13)	10
According to U.S. GAAP	3,825	3,489

(A)                              Pensions — The Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies’ schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements.

Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, “Employers’ Accounting for Pensions SFAS No. 87.” SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders’ equity for plans that are underfunded.

(B)                                Pension refund — The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received is split into two parts i) 20% in cash during September 2000; and ii) 80% of future required payments. Swedish GAAP allows the Companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions. Total amount recognized in Swedish GAAP amounts to SEK115 million.

(C)                                Goodwill — U.S. GAAP requires goodwill to be pushed down to the subsidiary that was acquired in the subsidiary’s stand-alone financial statements. For U.S. GAAP purposes the goodwill associated with Corral Petroleum Holdings AB’s acquisition of Preem Petroleum AB (SEK1,997 millions) was recognized as an asset and amortized over an estimated useful life of 15 years. Swedish GAAP does not permit this treatment of goodwill.

(D)                               Taxes — Under Swedish GAAP, deferred income taxes are generally recognized on timing differences only to the extent that it is likely that a tax liability will arise in the foreseeable future. Deferred tax assets resulting from timing differences are recognized only to the extent that they can be offset against deferred tax liabilities. Under U.S. GAAP, deferred tax liabilities are required to be recognized on all differences between book and tax basis of assets and liabilities, regardless of the likelihood of reversal or crystallization. Deferred tax assets, including tax loss carry-forwards, are recognized to the extent that it is more probable than not that such asset will be realized.

Other U.S. GAAP disclosures

Fair value of financial instruments

FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. The Company’s estimates show that there are no material variation between market value and book value for its financial instruments, except for long-term loans as presented below, as at December 31, 1999 and 2000. For certain instruments, including cash and cash equivalents, and accounts payable and accruals, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments.

The estimated fair value of the Company’s long-term debt are based on present value of future payments based on the difference in interest rates.

	As of December 31,
	1999		2000
	Carrying value	Fair value	Carrying Value	Fair value
Liabilities
Long-term liabilities to credit institutions	3,145	3,136	2,814	2,785

Allowance for doubtful accounts

Schedule of movements in allowance for doubtful accounts in the Preem Group for the years ended December 31, 1999 and 2000:

Year	Balance at Beginning of period	Charged to costs and expenses	Charged (credited) to other accounts	Additions or Deductions (A)	Balance at end of period
1999	26	1	(1)	2	28
2000	28	8	(1)	11	46

(B)                                Primary write-offs of bad debts.

Comprehensive income

Comprehensive Income — The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and Foreign currency translation adjustments. Comprehensive income (loss) in accordance with Swedish GAAP were as follows:

	Comprehensive	Accumulated other comprehensive income
Balance of January 1, 1999		(1)
Net income	713
Foreign currency translation adjustment	(3)	(3)
	710
Comprehensive income 1999		(3)
Balance of December 31, 1999		(4)

Net income	831
Foreign currency translation adjustment	3	3
Comprehensive income 2000	834
Balance of December 31, 2000		(1)

Note 26.  Recent U.S. accounting pronouncements issued but not yet adopted

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“Statement 133”) “Accounting for Derivative Instruments and for Hedging Activities.” In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (“Statement 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.” Statement 133, as amended, requires companies to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. It also requires that changes in fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted Statement 133, as amended on January 1, 2001. The adoption of Statement 133, will have no impact on the Company’s financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (“Statement 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“Statement 142”), “Goodwill and Other Intangible Assets.”  Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill.  Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142.  Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”  Statement 142 is required to be adopted by the Company effective January 1, 2002.

Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill.  Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption.  In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period.  Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

The Company has not yet determined the impact of adopting Statement 141 and Statement 142.

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of Statement No. 143, it is presently not practicable for management to estimate the impact of adopting this Statement.

Note 27.  Pension information

The Group has certain Swedish pension arrangements that are not multi-employer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for U.S. GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 “Employers Accounting for Pensions” and SFAS No. 132 “Employers Disclosure about Pensions and Other Post-retirement Benefits.” The Company adopted SFAS 87 in January 1, 1996, and the transition amount was SEK17 million, which is amortized over a period of 15 years.

Pension cost, on the defined benefit plans, calculated in accordance with U.S. GAAP includes the following:

	Year ended December 31,
	1999	2000
Service cost	—	—
Interest cost	6	6
Net amortization and deferral	(2)	—
Net periodic pension cost	4	6

The cash amount received in 2000 of SEK26 million of pension refund is not reflected in the net periodic pension cost above.

The change in benefit obligation are as follows:

	Year ended December 31,
Change in benefit obligation	1999	2000
Benefit obligation at beginning of year	126	137
Interest cost	6	6
Actuarial gain (loss)	21	5
Benefit paid	(16)	(15)
Benefit obligation at end of year	137	133
Funded status	(137)	(133)
Amounts recognized in the consolidated balance sheets consist of accrued pension liability	137	133

Assumptions used in the calculation of pension obligations are as follows:

	1999	2000
	Sweden	Sweden
Weighted discount rate	5.0%	5.0%
Rates of increase in compensation levels	2.5%	2.5%

The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets was SEK137 million and  SEK137 million, respectively, as of December 31, 1999 and SEK133 million and  SEK133 million, respectively, as of December 31, 2000.

Note 28.  Related party transactions

The Company has entered into various transactions with affiliated companies, which were entered into on terms no less favorable than those that could have been obtained from an unrelated third party. The significant transactions between the Company and its affiliates are described below.

Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, the Company paid SEK78 million in 2000 and SEK98 million in 1999. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided.

Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly-owned subsidiary of Capital Trust SA has acted as the Company’s advisor in connection with the April 2001 offering of the notes. For these services, the Company paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, has provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to Preem Holdings AB. The existing contract governing these services, which Corral Petroleum Holdings AB assigned to Preem Holdings AB in January 2002, expires in September 2005, will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings AB, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA.

Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB. The liability associated with such cash management services amounted to SEK460 million and SEK168 million as of December 31, 2000 and 1999, respectively and represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited.

Item 19.  Exhibits

Exhibit No.	Description of Exhibits
1*	Articles of Association of Preem Holdings AB (publ)
2.1*	Purchase Agreement, dated as of April 3, 2001, by and among Preem Holdings AB (publ), Deutsche Bank AG London, and UBS AG
2.2*	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
2.3*	Form of 10-5/8% Senior Secured Notes due 2011
2.4*	Registration Rights Agreement, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Deutsche Bank AG London, and UBS AG
2.5*	Purchase Agreement, dated as of July 13, 2001, between Preem Holdings AB (publ) and Deutsche Bank AG London
2.6**	Registration Rights Agreement, dated as of July 20, 2001, between Preem Holdings AB (publ) and Deutsche Bank AG London
4.1*	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2*	Shareholder Loan Agreement No. 1B, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.3*	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.4*	Debt Restructuring Agreement, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Corral Petroleum Holdings AB (publ), and Preem Petroleum AB
4.5*	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.6*	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.7*	Scanlube Shareholders’ Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.8*	Amendment to Scanlube Shareholders’ Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.9	Scanraff Shareholders’ Agreement, dated as of April 17, 2002, by and among Preem Petroleum AB, R&M Holding AB and Skandinaviska Raffinaderi Aktiebolaget Scanraff
4.10	Transaction Structure Agreement, dated as of April 17, 2002, by and among Preem Petroleum AB, R&M Holding AB and Skandinaviska Raffinaderi Aktiebolaget Scanraff
8*	Subsidiaries of Preem Holdings AB (publ)

*Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the Commission on July 16, 2001.

**Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the Commission on July 24, 2001.

Signatures

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB

By:	/s/John P. Oswald
Name: John P. Oswald
Title: Chairman of the Board

By:	/s/Per Höjgård
Name: Per Höjgård
Title: Chief Financial Officer

Date:  April 30, 2002