Form 20-F
period 2002-12-31
PREEM HOLDINGS AB PUBL
filed 2003-04-30
CIK 1145046

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
OR
☐	Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission File Number: 1-14522

PREEM HOLDINGS AB (publ)
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

Sandhamnsgatan 51
S-11590
Stockholm, Sweden
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 5/8 % Senior Secured Notes due 2011

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        5,000 shares of common stock, par value SEK 100 per share.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

*
Omitted because this item is inapplicable.

**
We have responded to Item 18 in lieu of this item.

PRESENTATION OF CERTAIN INFORMATION

        In this annual report, the "Company," "we," "us" and "our" refer to Preem Holdings AB (publ) and its consolidated subsidiaries, except where otherwise expressly stated.

        In the petroleum refining industry, crude oil and refined product amounts are generally stated in cubic meters ("m3") or barrels, each of which is a unit of volume, or in metric tonnes, a unit of weight, depending on the product and the reason for which the amount is being measured. These volumes may be expressed in terms of barrels. A barrel contains 42 U.S. gallons. We have converted cubic meters to barrels at the rate of 1 cubic meter=6.2898 barrels.

        Unless otherwise indicated, all references in this annual report to "SEK," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "€" or "Euro" are to the single currency adopted by the member states of the European Union participating in the European Union's Economic and Monetary Union.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical facts included in this annual report, including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business, strategy, capital expenditures, projected costs and our plans and objectives of management for future operations, may be deemed to be forward-looking statements. See "Risk Factors" under Item 3.D herein. Words such as "believe," "expect," "may," "intend," "will," "should," "estimate" or "anticipate" and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time, we or our representatives have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in, but are not limited to, press releases, filings with the Securities and Exchange Commission, reports to shareholders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.    Selected Financial Data

        Preem Holdings AB's principal assets as of December 31, 2002 consist of all the issued and outstanding shares of Preem Petroleum AB and an intercompany loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of December 31, 2002, consists of €291 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which we issued €250 million on April 10, 2001, and €55 million on July 20, 2001. As of December 31, 2002, the Company had repurchased €14 million worth of its own notes on the open market.

        Preem Holdings AB was a dormant company prior to 2001. The Company believes that a discussion of the results of operations and financial condition of Preem Petroleum AB for the year ended December 31, 2000, and for Preem Holdings AB for the years ended December 31, 2001 and 2002 provides more relevant disclosure with respect to our annual results of operations. The following selected consolidated financial information of the Company should be read in conjunction with the audited Preem Holdings AB Consolidated Financial Statements and the related notes and the audited Preem Petroleum AB Consolidated Financial Statements and the related notes included elsewhere in this annual report. Preem Holdings AB and Preem Petroleum AB prepare their consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Reconciliations of net income (loss) for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity as of December 31, 2000, 2001 and 2002, reflecting the significant differences between Swedish GAAP and U.S. GAAP, are set forth in the audited Consolidated Financial Statements.

	Preem Petroleum AB			Preem Holdings AB
	Year ended December 31,			Year ended December 31,
	1998	1999	2000	2000	2001	2002	2002
	SEK	SEK	SEK	SEK	SEK	SEK	$(1)
	(in millions)
Consolidated Statement of Operations Data:
Amounts in accordance with Swedish GAAP:
Revenues	22,139	28,793	46,195	—	46,697	42,178	4,777
Excise duties	(6,381)	(6,573)	(6,637)	—	(10,288)	(8,855)	(1,003)

Sales revenue	15,758	22,220	39,558	—	36,409	33,323	3,774
Cost of goods sold	(14,381)	(20,161)	(37,142)	—	(34,799)	(31,952)	(3,619)

Gross profit	1,377	2,059	2,416	—	1,610	1,371	155
Selling expenses	(863)	(877)	(945)	—	(1,010)	(971)	(110)
Administrative expenses	(226)	(216)	(215)	—	(407)	(422)	(48)
Other operating income (loss)	265	236	381	—	268	249	29

Operating income(2)	553	1,202	1,637	—	461	227	26
Financial income	71	49	76	—	91	(55)	(7)
Interest expense	(298)	(208)	(268)	—	(491)	(478)	(54)
Other financial expense(3)	(34)	(74)	(180)	—	(267)	342	39

Income (loss) before Taxes	292	969	1,265	—	(206)	36	4
Income taxes(4)	(166)	(255)	(433)	—	(15)	(180)	(20)
Minority interests	(2)	(1)	(1)	—	(12)	(4)	(1)

Net income (loss)	124	713	831	—	(233)	(148)	(17)
Earnings (loss) per share(5)	203	1,169	1,362	—	(46,600)	(29,600)	(3,400)
Weighted number of shares, in thousands	610	610	610	1	5	5	5

Amounts in accordance with U.S. GAAP:
Sales revenue	15,758		22,220		39,558		—	36,409		33,323		3,774
Operating income(2)	423		1,078		1,420		—	514		506		57
Net income (loss)	(52)		528		637		—	(195)		11		1
Earnings(loss) per share	(85)		866		1,044		—	(39,000)		2,200		249
Weighted number of shares, in thousands	610		610		610		1	5		5		5
Other Financial Data:
Amounts in accordance with Swedish GAAP:
EBITDA(6)	1,214		1,871		2,377		—	1,287		1,073		122
Depreciation and amortization	661		669		740		—	826		846		96
Capital expenditure	508		590		405		—	588		1,028		116
Cash flow from operating activities	1,938		825		75		—	2,614		194		22
Cash flow from (used in) investing activities	(668)		(649)		(384)		—	(331)		(1,008)		(114)
Cash flow from (used in) financing activities	(858)		(390)		409		—	(1,338)		319		(36)
Amounts in accordance with U.S. GAAP:
EBITDA(6)	1,216		1,879		2,292		—	1,340		1,126		128
Depreciation and amortization(7)	793		801		872		—	826		620		70
Cash flow from operating activities	1,938		825		75		—	2,632		201		23
Cash flow from (used in) investing activities	(668)		(649)		(384)		—	(561)		(1,015)		(115)
Cash flow from (used in) financing activities	(858)		(390)		409		—	(1,126)		319		36
Consolidated Balance Sheet Data:
Amounts in accordance with Swedish GAAP:
Cash and cash equivalents	263		270		370		—	959		461		52
Total tangible fixed assets, net	5,364		5,427		5,390		—	5,381		5,727		649
Total assets	11,060		13,024		14,803		—	15,488		15,182		1,719
Total current debt(8)	785		448		1,321		—	560		771		87
Total long-term debt(9)	3,201		3,168		2,949		—	5,822		5,553		629
Minority interests	117		117		122		—	134		8		1
Shareholder loans(10)	1,113		1,903		2,259		—	242		242		27
Shareholders' equity	2,709		2,562		2,420		—	3,112		2,927		331
Total shareholders' funds	3,822		4,465		4,679		—	3,354		3,169		359
Amounts in accordance with U.S. GAAP:
Total current debt(8)	798		469		1,456		—	572		771		87
Total long-term debt(9)	3,188		3,147		2,814		—	5,810		5,553		629
Shareholder loans(10)	1,113		1,903		2,259		—	242		242		27
Shareholders' equity	4,322		3,825		3,489		—	3,122		3,011		341
Key Financial information:
Amounts in accordance with Swedish GAAP:
Total debt(11)	3,986		3,616		4,270		—	6,382		6,324		716
Earnings/fixed charges(12)	2.0	x	5.7	x	5.7	x	—	0.6	x	1.1	x	1.1	x
Amounts in accordance with U.S. GAAP:
Total debt(11)	3,986		3,616		4,270		—	6,382		6,324		716
Earnings/fixed charges(12)	1.6	x	4.9	x	5.0	x	—	0.7	x	1.4	x	1.4	x

(1)
We have translated Kronor into Dollars at the rate of $1.00=SEK 8.83 (the exchange rate on December 31, 2002). We have provided this translation solely for your convenience.

(2)
Operating income (loss) under U.S. GAAP reflects differences in the determination of pension, expenses and purchase accounting between Swedish GAAP and U.S. GAAP. See "—Principal Differences between Swedish GAAP and U.S. GAAP."

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

(6)
EBITDA represents operating income (loss), before depreciation and amortization. EBITDA for 2000 includes SEK89 million of non-cash income that is non-recurring and that is attributable to a refund from the Swedish National Pension Fund. EBITDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net income, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principle on the notes. Because all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly entitled measures of other companies.

  The following table presents a reconciliation of EBITDA under Swedish GAAP to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Preem Petroleum AB			Preem Holdings AB
	Year ended December 31,			Year ended December 31,
	1998	1999	2000	2000	2001	2002
	SEK	SEK	SEK	SEK	SEK	SEK
	(in millions)
Cash flow from operating activities	1,938	825	75	—	2,614	194
Changes in working capital	(980)	837	1,946	—	(1,794)	230
Taxes paid	5	(11)	11	—	57	17
Gain/loss from sale of fixed assets	1	12	7	—	(2)	(2)
Provisions	—	—	5	—	66	2
Unrealized exchange losses	(11)	(25)	(128)	—	(231)	429
Deferred charges	—	—	—	—	(88)	(12)
Gain on repurchased Bonds	—	—	—	—	—	23
Pension refund	—	—	89	—	(2)	—
Financial income/expenses, net	261	233	372	—	667	192
EBITDA	1,214	1,871	2,377	—	1,287	1,073

  The following table presents a reconciliation of EBITDA under U.S. GAAP to cash flow from operating activities, the most directly comparable financial measure calculated and prepared in accordance with U.S. GAAP.

	Preem Petroleum AB			Preem Holdings AB
	Year ended December 31,			Year ended December 31,
	1998	1999	2000	2000	2001	2002
	SEK	SEK	SEK	SEK	SEK	SEK
	(in millions)
Cash flow from operating activities	1,938	825	75	—	2,632	201
Changes in working capital	(978)	845	1,954	—	(1,778)	1,088
Taxes paid	5	(11)	11	—	57	17
Gain/loss from sale of fixed assets	1	12	7	—	(2)	(2)
Provisions	—	—	1	—	58	—
Unrealized exchange losses	(11)	(25)	(128)	—	(231)	(429)
Deferred charges	—	—	—	—	(88)	(12)
Gain on repurchased Bonds	—	—	—	—	—	23
Pension refund	—	—	—	—	25	48
Financial income/expenses, net	261	233	372	—	667	192
EBITDA	1,216	1,879	2,292	—	1,340	1,126
(7)
Depreciation and amortization information under U.S. GAAP includes the amortization of goodwill resulting from Corral Petroleum Holdings AB's acquisition of Preem Petroleum AB from 1998 to 2000. See "—Principal Differences between Swedish GAAP and U.S. GAAP."

(8)
Total current debt is represented in the audited Preem Petroleum AB Consolidated Financial Statements and the Preem Holdings AB audited Consolidated Financial Statements under current liabilities as "Liabilities to credit institutions." Under U.S. GAAP, total current debt includes bank overdraft facilities, which are categorized as long-term debt under Swedish GAAP.

(9)
Total long-term debt excludes shareholder loans and the current portion of long-term debt, but includes amounts under bank overdraft facilities that are categorized as long-term debt under Swedish GAAP and other long-term liabilities.

(10)
Shareholder loans are non-interest bearing instruments without a fixed maturity.

(11)
Total debt is defined as total long-term debt and total current debt.

(12)
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

Principal Differences between Swedish GAAP and U.S. GAAP

        We prepare our financial statements in accordance with Swedish GAAP. For a reconciliation of certain financial statement information to U.S. GAAP, see Note 26 of the Preem Holdings AB and Note 25 of the Preem Petroleum AB Consolidated Financial Statements included elsewhere in this annual report. The principal differences pertain to the treatment of financial investments, pension expense, business combinations and purchase accounting.

  Financial investments

        Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts that hedge future cash flows are deferred and recognized only when realized. Under U.S. GAAP, unrealized gains and losses on forward refining margin contracts, which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. We use derivative instruments to hedge the value of our financial position. Management has decided that none of our hedges of financial exposure qualify for hedge accounting under U.S. GAAP during 2002. In accordance with U.S. GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The year-end adjustment to record derivative instruments at fair value in accordance with U.S. GAAP resulted in a net loss adjustment of SEK 161 million recognized in current earnings.

  Pension Expense

        Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employers' Accounting for Pensions SFAS No. 87." SFAS 87 requires consideration of more variables than Swedish GAAP. In particular, U.S. GAAP requires the use of a specific actuarial method (the projected unit credit method), which takes into consideration factors such as future salary increases and interest rate calculations based upon company-specific borrowing capacity.

  Changes in group structure

        Prior to April 2002, Preem Petroleum AB owned 78.5% of the Scanraff refinery with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remainders of the Scanraff refinery and the Scancracker catalytic cracker were owned by Preem Petroleum AB's joint-venture partner, Hydro R&M Holding AS. In April 2002, Preem Petroleum AB and Hydro R&M Holding signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum AB owns 75% of both Scanraff and Scancracker, with the remaining 25% owned by Hydro R&M Holding. In October 2002, Scancracker was merged into Scanraff, with no resulting change in ownership. The increase in Preem Petroleum AB's overall ownership interests in Scancracker resulting from this transaction, which closed on April 17, 2002, means Preem Petroleum AB possesses a larger share of Scancracker's capacity to upgrade residual fuel oils to lighter, higher value products. For more information on this transaction and our relationship with Hydro R&M Holding, please see "Business Overview—Supply and Refining Operations—Scanraff Refinery—Relationship With Hydro R&M Holding AS" under Item 4.B. below. Under Swedish GAAP, the transaction has been recorded as a change in group structure with an effect only on shareholders' equity. Under U.S. GAAP, the transaction has been recorded as part of net income for the year 2002.

  Business combinations

        Acquisitions of certain subsidiaries are reported differently in accordance with Preem's accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

        Effective in July 2002, we adopted SFAS 141 "Business Combinations" and, effective in January 2002, SFAS 142 "Goodwill and Other Intangible Assets" in its determination of net income and shareholders' equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS 142, we have identified our reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In our income statement for 2002 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was SEK232 million. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of net income and shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. No impairment loss has been recognized as a result of these tests.

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

  Effect on Net Income

        For the year ended December 31, 2002, our net income under U.S. GAAP was SEK11 million compared to a net loss of SEK148 million under Swedish GAAP. For the year ended December 31, 2001, our net loss under U.S. GAAP was SEK195 million compared to SEK233 million under Swedish GAAP. For the year ended December 31, 2000, our net income under U.S. GAAP was SEK637 million compared to SEK831 million under Swedish GAAP.

  Exchange rate information

        We publish our financial statements in Kronor. For your convenience, this annual report presents translations into Dollars of certain Krona amounts at the Swedish Central Bank's exchange rate for the Krona against the Dollar on December 31, 2002 of $1.00=SEK8.83. On April 25, 2003, the exchange rate for the Krona against the Dollar was $1.00=SEK8.27, based on data provided by the Swedish Central Bank.

        The following table provides the high and low Kronor-Dollar exchange rates based on data provided by the Swedish Central Bank for each of the previous six months.

Month	High	Low
March 2003	8.6750	8.3775
February 2003	8.6380	8.4225
January 2003	8.8000	8.4975
December 2002	9.0750	8.8050
November 2002	9.1625	8.9550
October 2002	9.3925	9.1950

        The following table provides the high, low, average and year-end Kronor-Dollar exchange rates, based on data provided by the Swedish Central Bank, for each of the previous five years.

	Period Ended December, 31
	2002	2001	2000	1999	1998
High	10.7275	10.9950	10.3325	8.6575	8.3475
Low	8.8050	9.2650	8.3425	7.7100	7.5900
Average	9.7243	10.3260	9.1718	8.2671	7.9514
Period End	8.8250	10.6675	9.5350	8.5250	8.0650

        We have provided the above-referenced translations and translations throughout this annual report solely for your convenience. We make no representation that any amount of the currencies specified above, or elsewhere in this annual report, has been, or could be, converted into the applicable currency at the rates indicated or any other rate.

  B. Capitalization and indebtedness

        Not applicable.

  C. Reasons for the offer and use of proceeds

        Not applicable.

  D. Risk factors

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

        As of December 31, 2002, Preem Holdings AB had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding shareholder loans) of SEK6,324 million. We also had unused commitments of SEK2,283 million. Our substantial indebtedness could adversely affect our operations or financial results and could have important consequences for you. For example, it could, in and of itself and in light of the restrictive covenants included in the indenture related to the senior secured notes:

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

        Preem Holdings AB is a holding company. As a holding company, to meet our debt service and other obligations, we are dependent upon group contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB. Substantially all of our present assets consist of 100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offerings of our senior secured notes in 2001. Generally, creditors of a subsidiary will have a claim on the assets and earnings of that subsidiary superior to that of creditors of its parent company, except to the extent that the claims of the parent's creditors are guaranteed by the subsidiary. Preem Petroleum AB did not guarantee the senior secured notes.

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

        We were originally established in 1980 and were a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, our name was changed from Swedoil AB to Preem Holdings AB (publ), and our status was changed from a private company to a public company giving us the ability under Swedish law to raise capital through the issuance of securities. We then acquired all of the issued and outstanding shares of Preem Petroleum AB on March 19, 2001.

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

  •
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

        We are subject to various supranational, national, regional and local environmental laws and regulations relating to emissions standards for, and the safe storage and transportation of, our products. We also are subject to EU and Swedish environmental regulations concerning refined products. The European Union has announced stricter environmental regulations restricting the sulphur content of gasoline and diesel and the aromatic content of gasoline (to become effective in 2005) and the sulphur content of gasoil (to become effective in 2008). We already produce diesel and gasoline in compliance with the EU Year 2005 specifications. Additional capital expenditures may be required by us if these regulations are modified or if future, more stringent standards are implemented. We may not have sufficient funds to make the necessary capital expenditures if this occurs. Failure to make these capital expenditures could negatively impact our business, financial condition and results of operations.

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

        All of our share capital is owned by Corral Petroleum Holdings AB, all of the share capital of Corral Petroleum Holdings AB is owned by Moroncha Holdings Company Limited, and all of the share capital of Moroncha Holdings Company Limited is owned by Mr. Mohammed Hussein Ali Al-Amoudi.

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

        In light of the several possible risks to our business discussed herein, we may record losses that will reduce our share capital. To the extent these reductions are substantial, we would need to take measures to avoid liquidation. Such measures could include, among other things, raising more equity from Mr. Al-Amoudi, who is under no obligation to contribute more equity. Losses to our share capital may lead to our liquidation under Swedish law, which would constitute an event of default under the indenture related to the senior secured notes. Under Swedish law, if losses or a reduction in the value of our assets reduce our equity or any of our Swedish subsidiaries, on a stand-alone rather than a consolidated basis, to an amount less than 50% of our share capital, the directors of such entity would be obligated by law to convene a general shareholders' meeting to resolve to liquidate such entity, unless the directors were able to balance the amount of such equity and share capital by:

  •
  increasing the equity in an amount sufficient to achieve such balance; or

  •
  reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

  Changes in legislation affecting our operations or changes to the way such legislation is interpreted or administered may result in additional expenses, changes in our operations or fines and penalties.

        The oil refining industry is highly regulated and we are subject to environmental and other laws and regulations in each jurisdiction in which we operate, including the European Union. In particular, Sweden, where both of our refineries are located, has among the strictest environmental specifications in the European Union. Changes in legislation or regulations and actions by Swedish and other regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at, or possibly the closure of, various locations or the payment of fines and penalties. Generally, environmental laws and regulations affect our operations and have become and are becoming increasingly stringent. We cannot predict the nature, scope or effect of legislation or regulatory requirements that could be adopted in the future or how existing or future laws or regulations will be administered or interpreted in the future. Consequently, we may need to make additional and potentially significant expenditures in the future to comply with new or amended environmental laws and regulations. See "—We are subject to governmental and environmental regulations, which could expose us to fines or penalties or force us to modify our operations" herein.

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

        We are subject to risks relating to crude oil or refined product spills, discharge of hazardous materials into the soil, air and water, and other environmental damages. In addition, under current law, we may be liable for environmental damages caused by previous owners of properties that we use or have used. We believe that the risk of significant environmental liability is inherent in our business. As a result, we may have to pay substantial compensation to third parties. Any such payments could reduce or eliminate the funds available for paying interest or principal on the senior secured notes and financing our normal operations and planned development or result in loss of our properties. In our industry, there is an ever-present risk of accidental discharges of hazardous materials and of the assertion of claims by third parties against us for damages allegedly arising out of any past or future contamination. We may be liable for decontamination and other remedial costs at the end of the lease-terms at our storage depots. Our lease on the Finnberget storage depot expired in September 2001. Our lease agreement has a provision limiting our liability for any decontamination to a maximum of SEK4 million. We are in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. If we are unsuccessful in our dispute, we may be liable for all or part of the decontamination of this site. The total estimated cost of decontamination ranges from approximately SEK40 million to SEK120 million, depending on the intended future use of the site. Our lease on the Loudden storage depot expires in December 2003. Since there are a number of other lessees at the Loudden site and given that the term of the lease may be extended, we do not have an estimate for the decontamination and other remedial costs for Loudden.

  Legal action by the Swedish Competition Authority, other European regulatory authorities or any related third-party claims may expose us to liability for fines and damages.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden, demanding that the City Court impose fines on all five oil companies for alleged participation in a gasoline cartel. Court proceedings took place during the third quarter of 2002 and we expect the court to announce its judgment in May 2003. The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market and there is a risk that the Swedish Competition Authority may decide to initiate legal action against us in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company's turnover.

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

        Increased competition in the oil refining industry could result in a decrease in our market share, which could adversely affect our financial condition and results of operations. Competition in the oil refining business is based on the ability to obtain and process crude oil and other feedstocks at the lowest cost, refinery efficiency, refinery product mix and product distribution. Our Supply and Refining Division competes principally with AB Svenska Shell and Svenska Statoil AB as well as with Fortum Oy. Our Swedish Market Division, which includes the Station and Consumer Segment through which we sell gasoline and other refined products to retail customers, competes primarily with Svenska Statoil AB, OK-Q8 AB, AB Svenska Shell, Norsk Hydro AS and Conoco Jet Nordic AB. Our Station and Consumer Segment ranked fourth in market share, based on 2002 sales volumes of retail gasoline as estimated by the Swedish Petroleum Institute. Our small market presence in the retail gasoline business has had an adverse effect on the results and prospects of our Station and Consumer Segment and there is a risk that this segment will not increase its market share in the future.

  We are exposed to currency fluctuations, which could adversely affect our financial results, liquidity, and ability to pay interest and principal due on the notes.

        Our crude oil purchases are primarily denominated in Dollars. Our revenues are primarily denominated in Dollars and Kronor. We publish our financial statements in Kronor. As of December 31, 2002, approximately one third of our debt was denominated in Dollars and two thirds was denominated in Kronor and the senior secured notes are denominated in Euros. As a result, fluctuations of these currencies against each other or against other currencies in which we do business or have indebtedness could have a material adverse effect on our financial results.

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

        We primarily use forward exchange contracts and, to a lesser extent, currency swaps to manage our foreign currency risk. We may hedge the foreign currency risk associated with this Krona-denominated intercompany loan, but we are not obligated to do so. Present or future management of foreign exchange risk may not be adequate and exchange rate fluctuations may have a material adverse effect on our business, financial condition and results of operations.

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

        We may acquire other businesses or restructure our existing operations in the future, which may complicate our management tasks. These acquisitions or restructurings may relate to other businesses that are complementary to our core business but may be in areas in which we currently do not compete or in which we do not have prior management or operating experience. We may need to integrate entirely new operations and distinct corporate cultures. These integration efforts may not succeed or may distract our management from operating our existing business. Our failure to manage future acquisitions or restructurings successfully could seriously harm our operating results.

  Given the highly specialized and technical nature of our business, we depend on key personnel that we may not be able to replace if they leave our company.

        Our industry and our specific operations are highly specialized and technical and require a management team with industry specific knowledge and experience. Our continued success is highly dependent on the personal efforts and abilities of our executive officers, who have trained and worked in the oil refining industry and specifically within our company, for many years. Our operations and financial condition could be adversely affected if any of our executive officers become unable to continue in or devote adequate time to their present roles, or if we are unable to attract and retain other skilled management personnel.

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

        It is difficult to make period-to-period comparisons of our results of operations as a result of changes in our business, fluctuations in crude oil prices, which are denominated in Dollars, and fluctuations in our capital expenditures, which are primarily denominated in Kronor. As a result, our results of operations from period to period are subject to currency exchange rate fluctuations, in addition to typical period-to-period fluctuations. For these reasons, a period to period comparison of our results of operations may not be meaningful.

  Because we are a Swedish company it may be difficult for you to effect service of process on or enforce judgments against us, our executive officers or our directors.

        We are a corporation organized under the laws of the Kingdom of Sweden. Most of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, service of process upon such persons and enforcement against such persons of judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws may be difficult to obtain within the United States. We have been advised by our Swedish counsel that there is doubt as to the enforceability in Sweden, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the U.S. federal securities laws.

Item 4.    Information on the Company

  A.    History and development of the Company

        Preem Holdings AB (publ), a Swedish company, was established under the Swedish Companies Act by Articles of Association dated February 22, 2001, and is registered with the Swedish Patent and Registration Office under the number 556206-9673. We were originally established in 1980 as Labrador Svenska AB. Our name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, our name was changed from Swedoil AB to Preem Holdings AB (publ), through an amendment to our Articles of Association and our subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to accurately reflect our status as a holding company and our position within our overall corporate structure vis-à-vis Corral Petroleum Holdings AB, our parent company, and Preem Petroleum AB, our operating company. Also on March 1, 2001, our status was changed from a private company to a public company giving us the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to us on March 19, 2001. We are wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi. Preem Petroleum AB, a Swedish company, was originally established in 1960 and its present name was registered in May 1996. The principal executive offices of both Preem Holdings AB and Preem Petroleum AB are located at Sandhamnsgatan 51, S-11590, Stockholm, Sweden and the telephone number there is +46 (0) 8 450 10 00.

        Through our operating subsidiary, Preem Petroleum AB, we are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We refine crude oil and then market and sell refined products primarily in Sweden and other northern European markets. Our refineries represent over two thirds of the refining capacity in Sweden and approximately one quarter of the refining capacity in Scandinavia. We sell more petroleum products in Sweden than any of our competitors. For the year ended December 31, 2002, we had a leading market share of approximately 38% of the home-heating gasoil market, 32% of the diesel fuel market and approximately 53% of the heavy fuel oil market. Moreover, including volumes sold through other oil companies, we believe that our market share in Sweden would be approximately 44% in diesel and 36% in gasoline. We conduct our business through our operating company, Preem Petroleum AB, which comprises three divisions, a Supply and Refining Division, a Swedish Market Division and an International Division.

        On April 10, 2001, we issued senior secured notes in an aggregate principal amount of €250 million. We loaned the proceeds of such offering of notes (net of the initial purchasers' discounts, the expenses of the offering and an amount equal to the first interest payment due on the notes) to our wholly owned operating subsidiary, Preem Petroleum AB, pursuant to a SEK2,277 million subordinated intercompany loan. Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of an existing SEK2,259 million subordinated shareholder loan it owed to Corral Petroleum Holdings AB, our parent company. The right to receive the remaining unpaid amount was assigned to us and is evidenced by an intercompany loan between Preem Petroleum AB and us. The remaining amount of proceeds received by Preem Petroleum AB, approximately €3 million, was used for general corporate purposes.

        On July 20, 2001 we issued an additional tranche of senior secured notes in an aggregate principal amount of approximately €55 million. The second tranche of notes have terms substantially identical to, and form a single series with, the notes issued in April 2001. We distributed approximately €22.5 million of these proceeds to our parent company, Corral Petroleum Holdings AB. This distribution took the form of two interest-free intercompany loans from us to Corral Petroleum Holdings AB. We have used the remaining net proceeds for general corporate purposes of Preem

Holdings AB, and, to the extent permitted by the indenture related to the senior secured notes to distribute additional proceeds to our parent company. All of our outstanding senior secured notes are listed on the Luxembourg Stock Exchange. During the year 2002, the Company has repurchased €14 million worth of its own notes on the open market.

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

        Prior to April 2002, Preem Petroleum AB owned 78.5% of the Scanraff refinery with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remainders of the Scanraff refinery and the Scancracker catalytic cracker were owned by Preem Petroleum AB's joint-venture partner, Hydro R&M Holding AS. In April 2002, Preem Petroleum AB and Hydro R&M Holding signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum AB owns 75% of both Scanraff and Scancracker, with the remaining 25% owned by Hydro R&M Holding. In October 2002, Scancracker was merged into Scanraff, with no resulting change in ownership. The increase in Preem Petroleum AB's overall ownership interests in Scancracker resulting from this transaction, which closed on April 17, 2002, means Preem Petroleum AB possesses a larger share of Scancracker's capacity to upgrade residual fuel oils to lighter, higher value products. For more information on this transaction and our relationship with Hydro R&M Holding AS, please see "Business Overview—Supply and Refining Operations—Scanraff Refinery—Relationship With Hydro R&M Holding AS" under Item 4.B below.

        In May 2002, Preem Petroleum AB sold its ownership interest in Greenergy Fuels Limited to its former joint-venture partner, Greenergy International Limited.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. The sale resulted in a loss for the year 2002 of approximately SEK3 million, computed in accordance with Swedish GAAP. In accordance with Swedish GAAP, our operations in Poland in 2002 are not included in our consolidated balance sheet but are included in our consolidated statements of operations.

  Capital Expenditures

        Preem Petroleum AB made capital expenditures of SEK1,028 million for the year ended December 31, 2002, SEK588 million for the year ended December 31, 2001 and SEK405 million for the year ended December 31, 2000. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum AB's capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries. Principal expenditures included Preem Petroleum AB's investment in the prefractionater to reduce benzene formation in the platformer unit of Scanraff, which was completed in 1999 and represented an investment of approximately SEK90 million. In order to meet the EU Year 2005 aromatic specification for gasoline, the isomerization unit at Preemraff has been upgraded at a cost of SEK365 million. The upgrade was completed in the third-quarter 2002. Preem Petroleum AB is considering an additional investment in a mild-hydrocracker unit at Scanraff, its share of which would be approximately SEK2,535 million, to further upgrade the refinery to enhance its refining margins.

        In the second quarter of 2002 Preem Petroleum AB completed construction of a propylene plant at Scanraff, which produces propylene for sale to the petrochemical industry. We invested a total of SEK403 million for this plant. At Preemraff, Preem Petroleum AB is currently constructing a postfractionater to the mild-hydrocracker unit, which will ultimately require an investment of approximately SEK88 million. The postfractionater, construction of which we expect to be completed later this year, will enable Preem Petroleum AB to produce more diesel and less heavy fuel oil as well as less heating oil at Preemraff.

  B.    Business overview

        We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northern European markets. In 2002, we had sales revenue of SEK33,323 million and EBITDA of SEK1,073 million compared to sales revenue of SEK36,409 million and EBITDA of SEK1,287 million in 2001, computed in accordance with Swedish GAAP. EBITDA is a non-GAAP financial measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, cash flows from operating activities or other financial measures calculated and presented in accordance with Swedish or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principle on the notes. Because all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly entitled measures of other companies. For a reconciliation of EBITDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish and U.S. GAAP, please see note (6) to the table in "Selected Financial Data" in Item 3.A. included elsewhere in this annual report.

        We conduct our business through our wholly owned operating company, Preem Petroleum AB, which is comprised of three divisions, a Supply and Refining Division, a Swedish Market Division and an International Division. Our Swedish Market Division consists of a Home-Heating and Business-to-Business Segment and a Station and Consumer Segment.

        Our Supply and Refining Division purchases and refines crude oil, and then sells refined products wholesale to our Swedish Market Division and International Division, as well as to third parties. We also have an extensive network of storage depots, which we believe is one of the largest in Sweden in terms of volume. The Swedish Market Division resells refined products wholesale and retail in Sweden, while the International Division resells refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. In 2002, the Supply and Refining Division sold approximately 76% (by value) of its products to third parties, 24% to our Swedish Market Division and 0.3% to our International Division.

        The following tables show the sales revenue and operating income of our three divisions for the last three years.

	Year ended December 31,
	2000	2001		2002
	SEK	SEK	SEK	$(1)
	(in millions)
Sales Revenue:
Supply and Refining(2)	35,477	31,289	28,359	3,212
Swedish Market	9,904	10,364	10,285	1,165
International	1,462	1,914	2,061	233
Total Sales Revenue(3)	39,558	36,409	33,323	3,774
Operating Income (loss)
Supply and Refining	1,521	543	1,086	123
Swedish Market	6	79	116	13
International	(69)	(72)	(68)	(7)
Other Non-allocated Income (expense)(4)	179	(89)	(907)	(103)
Total Operating Income	1,637	461	227	26

(1)
We have translated Kronor into Dollars at the rate of $1.00=SEK8.83 (the exchange rate on December 31, 2002). We have provided this translation solely for your convenience.

(2)
Includes sales by our Supply and Refining Division to our Swedish Market Division and International Division of SEK7,285 million for 2000, SEK7,158 million for 2001 and SEK7,382 million for 2002. We have included intercompany sales revenue in the total for our Supply and Refining Division. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in the sales revenue of our Supply and Refining Division properly reflects the results of these divisions for purposes of comparison. To avoid overstating total sales revenue, such intercompany sales are eliminated in the Preem Holdings AB (publ) Consolidated Financial Statements and the Preem Petroleum AB Consolidated Financial Statements.

(3)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by our Swedish Market Division and remitted monthly to the Swedish government.

(4)
Other non-allocated income (expense) includes corporate cost center, non-recurring items and exchange rate differences.

Supply and Refining Operations

        Our Supply and Refining Division operates our majority-owned Scanraff refinery and our wholly owned Preemraff refinery, with an aggregate capacity of approximately 335,000 barrels per calendar day. These refineries refined 82.6 million barrels of crude oil in 2002, 94.2 million barrels in 2001 and 102.9 million barrels in 2000. The refining margins at Scanraff were $1.51/barrel in 2002, $1.86/barrel in 2001 and $2.81/barrel in 2000. The refining margins at Preemraff were $0.72/barrel in 2002, $1.01/barrel in 2001 and $1.74/barrel in 2000.

  Scanraff Refinery

        Scanraff is a complex, large-scale refinery with a strong market position producing a full-range of refined products. The refinery has visbreaker, catalytic cracker and mild hydrocracker upgrading units geared towards converting a significant portion of our residual fuel oil to lighter, higher value products. Scanraff is the largest oil refinery in Sweden in terms of capacity, representing approximately 50% of Swedish refining capacity. The refinery is located on a 470-acre site on the west coast of Sweden, north of the city of Gothenburg. The refinery is situated on a peninsula providing direct jetty access to oil tankers for both the import of crude oil and the distribution of refined products. The refinery has a total refining capacity of approximately 210,000 barrels per calendar day. Preem Petroleum AB's share of the aggregate production at Scanraff was approximately 48.1 million barrels in 2002, 53.1 million barrels in 2001 and 57.5 million barrels in 2000.

        Scanraff began production in 1975 and its facilities have been upgraded several times through large capital investments. As a result of these improvements, we believe that Scanraff is one of the most sophisticated and flexible refineries in Europe. The following table summarizes upgrades to Scanraff:

Upgrade at Scanraff	Function	Year
Visbreaker	Reduces the viscosity of the fuel oil and increases the yield of gasoil and gasoline	1982
Catalytic Cracker	Converts vacuum gasoil, a semi-finished product, into gasoline, gasoil and fuel oil	1984
Mild Hydrocracker	Desulphurizes and converts vacuum gasoil into lighter products and feedstock for the catalytic cracker	1988
Isomerization Unit	Converts light naphtha into high octane, low benzene gasoline components	1991
Desulphurization/Dearomatization Unit	Converts conventional gasoil or diesel into virtually sulphur free, low aromatic diesel	1994
Tailgas Treatment Sulphur Recovery Unit	Removes hydrogen sulphide and nitrogen oxides from refinery gases and recovers liquid sulphur	1994
Prefractionater	Reduces benzene formation in the platformer unit	1999
Propylene recovery unit	Removes propylene from polygasoline production and refinery fuel gas and recovers propylene	2002

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

        Crude oil is pumped from the underground caverns into three above-ground crude "day tanks" with a total capacity of approximately 793,000 barrels and from there into Scanraff's crude distillation unit. On a typical full day of operations, crude oil from one "day tank" is pumped into the crude distillation unit, while the depleted tank from the previous day's refining is refilled from the underground caverns.

        Scanraff operates a single crude distillation unit, which is one of the largest in Europe. During distillation, crude oil is heated until it separates into different fractions. A fraction is a mixture of liquid hydrocarbons, all of which have approximately the same boiling range. The heaviest fraction, constituting approximately 30%, is further processed in Scanraff's vacuum distillation unit to achieve the maximum volume of distillates. After the distillation, Scanraff further refines, upgrades and processes the distillates as follows:

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

  •
  Isomerization. The naphtha fraction (after desulphurization) is processed in a reformer unit to increase octane. Since 1991, Scanraff has operated an isomerization unit in which the lightest part of the naphtha is processed into high octane and low benzene gasoline components. "Benzene" is an aromatic compound, the presence of which in refined products is often regulated by environmental laws.

  •
  Desulphurization/Dearomatization. Scanraff has a highly sophisticated gasoil/diesel desulphurization/dearomatization unit that was completed in 1994. This unit enables Scanraff to produce virtually sulphur-free (10 parts per million) diesel fuel with an aromatic content of 5%, which far exceed current EU specifications of 350 parts per million for sulphur.

  •
  Tailgas Treatment Sulphur Recovery Unit. Scanraff has a sulphur recovery unit combined with a tailgas- treating unit that removes hydrogen sulphide and nitrogen oxides from refining gases.

  •
  Prefractionater. Scanraff added a prefractionater to its platformer unit in 1999, which reduces benzene formation in the platformer.

  •
  Propylene recovery unit. Scanraff has a propylene recovery unit that removes propylene from polygasoline production and refinery fuel gas and recovers propylene.

        After processing, Scanraff pumps the various refined products to the refinery's 73 intermediate and finished product tanks and four additional refined product storage caverns with an aggregate capacity of approximately 6.3 million barrels. From the intermediate tanks, Scanraff pumps components to one of three blending stations for final product mix, one station for gasoline, one for diesel and gasoil and one for fuel oil. Scanraff stores the final products in product tanks. To the extent practicable, intermediate products are blended "online," as required, and loaded directly onto product tanker vessels, thus reducing the need for blended product storage. Scanraff has a separate product jetty with four berths at which tankers dock as many as 1,500 times per year for loading of refined products. Scanraff distributes approximately 98% of its products by sea for domestic and international use. The refinery also has a truck loading rack for supplying diesel and home-heating oil to the local market. Over the last five years, weather conditions have not caused any significant delay or disruption in either unloading crude oil or loading refined products, given the sheltered position of Scanraff's berths.

        The following table shows our share of Scanraff's feedstocks and production for the years 2000, 2001 and 2002. Every four years, Scanraff is completely shut down for maintenance, which includes inspection of all processing units. The maintenance period typically lasts four to six weeks. The last maintenance period was conducted at Scanraff in 2002. In addition, because of furnace damage to our reformer unit, processing of crude oil at Scanraff was significantly reduced for approximately six weeks in the third quarter of 2001.

	2000		2001			2002
	Thousand bbls	%	Thousand bbls	%		Thousand bbls	%
Feedstocks
Sweet Crude Oil	23,107	39	21,580	40		18,868	38
Sour Crude Oil	32,736	56	30,567	56		28,841	59
Unfinished and Blend Stocks	3,063	5	2,177	4		1,366	3

Total Feedstock	58,906	100%	54,324	100%		49,075	100%

Utilization Rate(1)		98%		90	%(2)		84	%(3)

Production
Liquefied Petroleum Gas	711	1	642	1		1,009	2
Gasoline	17,157	30	16,218	31		15,565	32
Diesel	11,346	20	9,198	17		8,140	17
Gasoil	10,409	18	11,021	21		10,168	21
Vacuum Gas Oil	6,761	12	6,960	13		4,164	9
Heavy Fuel Oil	10,994	19	8,936	17		8,834	18
Other	126	—	110	—		238	1

Total Production	57,504	100%	53,085	100%		48,118	100%

(1)
Total feedstock expressed as a percentage of our share of the total refining capacity of 210,000 barrels per calendar day.

(2)
Due to furnace damage on the reformer unit, processing of crude oil was reduced to a minimum for approximately six weeks in the third quarter of 2001.

(3)
In 2002, the Scanraff refinery was shut down for its regular maintenance period (as described above).

        As the table above shows, Scanraff's reliance on specific feedstocks varies from year to year. However, because Scanraff is a highly sophisticated cracking facility, its production levels for refined products remained relatively constant across this time period. Scanraff uses linear programming technology to determine the most profitable product mix for its market given the available crude oil supply. Scanraff is able to process a high proportion of sour crude oil, which is higher in sulphur and typically lower in price compared to sweet crude oil.

        Relationship with Hydro R&M Holding AS.    Scanraff is operated as a joint venture with Hydro R&M Holding AS, an affiliate of Norsk Hydro AS. Joint ventures are often used in the oil refining industry as a means of facilitating and exploiting capital improvements. Prior to April 2002, Preem Petroleum AB owned 78.5% of the Scanraff refinery with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remainders of the Scanraff refinery and the Scancracker catalytic cracker were owned by Preem Petroleum AB's joint-venture partner, Hydro R&M Holding AS. In April 2002, Preem Petroleum AB and Hydro R&M Holding signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum AB owns 75% of both Scanraff and Scancracker, with the remaining 25% owned by Hydro R&M Holding. In October 2002, Scancracker was merged into Scanraff, with no resulting change in ownership. The increase in Preem Petroleum AB's overall ownership interests in Scancracker resulting from this transaction, which closed on April 17, 2002, means that Preem

Petroleum AB possesses a larger share of Scancracker's capacity to upgrade residual fuel oils to lighter, higher value products.

        Under the terms of the arrangement with Hydro R&M Holding, each party has the right to purchase and deliver its own crude oil to the facility for refining. Our crude oil purchasing policy is based on recommendations made by Scanraff's management using linear programming to optimize the crude oil mix for the refinery as a whole. Scanraff's linear program calculates the percentage of each refined product produced that each partner may take based upon the feedstock purchased by it. Each party pays Scanraff a processing fee equal to the cost of refining. As a result, the refinery itself operates at cost with all profit (or loss) realized at the Preem Petroleum AB or Hydro R&M Holding level. Our relationship with Hydro R&M Holding has been positive and we work closely to coordinate the purchase of crude oil and the refining operations of Scanraff, and we cooperate with Hydro R&M Holding on the sale of liquefied petroleum gas. We also consult with Norsk Hydro AS on a regular basis to discuss possible improvements to, and other rearrangements of, our existing relationships.

        As of April 1, 2002, we have one shareholders' agreement with Hydro R&M Holding, pertaining to the company that owns the refinery. Prior to April 1, 2002, two separate shareholders' agreements existed between us and Hydro R&M Holding, one of which pertained to the company that owned the refinery and one of which pertained to the company that owned the cracker. Scanraff is managed by a board of directors comprising six individuals, four of whom are nominated by us, one of whom is nominated by Hydro R&M Holding and one of whom is the managing director of the refinery. Under the shareholders' agreement, the board can take action only by a majority vote that includes the affirmative vote of at least one director nominated by us and one nominated by Hydro R&M Holding.

        The shareholders' agreement with Hydro R&M Holding obligates each party to contribute expenses on a pro rata basis for the replacement and renewal of equipment that is required to operate the refinery in a safe and efficient manner. In addition, under the terms of this agreement, each party is also responsible for making capital contributions on a pro rata basis to any refinery expansion, alteration, addition or improvement. However, either party may opt out of contributing capital for these improvements, in which case the other party may proceed to make the modification to Scanraff, provided the party opting out gives its reasonable consent and provided such party's existing processing rights are unaffected by the modification. The party who opted out does not have the right to process oil using the refinery improvement, nor is that party responsible for the operating costs of the modification, unless that party chooses to opt into the modification at a later date by, among other things, contributing a share of the capital expenditure plus interest.

        Neither Preem Petroleum AB nor Hydro R&M Holding may sell or transfer any interest in Scanraff without first providing the other party with a right of first refusal. Neither party has any put, call, drag-along, tag-along or similar rights

  Preemraff Refinery

        Preemraff is one of the most sophisticated hydroskimming refineries in Europe and represents approximately 25% to 30% of Swedish refining capacity. The refinery has a highly sophisticated desulphurization/dearomatization unit, which permits it to manufacture virtually sulphur-free (10 parts per million) diesel. In addition, the refinery uses its catalytic reformer and isomerization unit to convert naphtha, a portion of which is received from Scanraff, into higher-value gasoline. The refinery is located on a 340-acre site near the harbor of Torshamnen, Sweden's largest harbor, in Gothenburg. Preemraff's proximity to this harbor helps it to maintain low crude oil transportation costs and its proximity to Gothenburg, the second largest city in Sweden, helps it to minimize distribution costs. We own 100% of Preemraff, which has an annual aggregate capacity of approximately 125,000 barrels per calendar day. Aggregate production at Preemraff was approximately 36.9 million barrels in 2002, 41.2 million barrels in 2001 and 42.5 million barrels in 2000.

        We acquired Preemraff, which began production in 1967, from BP in 1991. Preemraff has been upgraded several times through large capital investments. As a result of these improvements, we believe that Preemraff is one of the best performing hydroskimming refineries in Europe. The following chart summarizes upgrades to Preemraff:

Upgrade at Preemraff	Function	Year
Isomerization Unit	Produces an additional low-benzene gasoline component	1993
Desulphurization/Dearomatization Unit	Converts conventional gasoil or diesel into virtually sulphur-free, low aromatic fuel	1997
Heavy Gasoil Upgrading Unit	Upgrades heavy gasoil into heating oil for commercial use	1997
Sulphur Recovery Units	Converts hydrogen sulphide into liquid sulphur	1997
Molex unit	Increases the octane of the gasoline component isomerate	2002

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

  •
  Isomerization Unit. The naphtha fraction (after desulphurization) is processed in a reformer unit to increase octane. In Preemraff's isomerization unit, completed in 1993, an additional, low-benzene component for blending gasoline is produced.

  •
  Desulphurization/Dearomatization Unit. Preemraff's highly sophisticated gasoil/diesel desulphurization/dearomatization unit was completed in 1997. This unit enables Preemraff to produce virtually sulphur-free (10 parts per million) and low aromatic diesel from crude oil with high sulphur, which is typically lower in price than crude oil with low sulphur content.

  •
  Heavy Gasoil Upgrading Unit. In 1997, Preemraff installed a heavy gasoil-upgrading unit, which upgrades heavy gasoil into heating oil for commercial use.

  •
  Sulphur Recovery Units. The hydrogen sulphide formed during the various desulphurization reactions is fed to Preemraff's sulphur recovery units, which were installed in 1997, and converted to liquid sulphur for resale as a feedstock to chemical companies.

  •
  Molex unit. In 2002, Preemraff installed a Molex unit, which increases the octane of the gasoline component isomerate.

        After processing, refined products are stored in the facility's 45 storage tanks and three underground caverns with a total capacity of approximately 6.9 million barrels. The products are pumped by pipeline from the refinery to an oil terminal in the harbor of Skarvik, two kilometers south of Preemraff. From there, we distribute the product to the market by ship, rail and truck.

        Preemraff has two integrated systems for the utilization of waste or surplus heat with a total capacity in excess of 100 megawatts. The system enables selling surplus heat, which would otherwise be wasted, corresponding to approximately 377,000 barrels of fuel oil per year to the district heating system of the city of Gothenburg and approximately 101,000 barrels to AB Volvo. Preemraff generated additional operating income from these activities of SEK54 million in 2002 with relatively little cost.

        The following table shows Preemraff's feedstocks and production for the years 2000, 2001 and 2002. Every four years, Preemraff is completely shut down for maintenance, which includes inspections of all processing units. The maintenance period typically lasts four to six weeks. The last such maintenance period was conducted at Preemraff in 1999 and the next is scheduled for 2003. Preemraff is able to process up to 100% of sour crude oil, which is higher in sulphur and typically lower in price compared to sweet crude oil.

	2000		2001		2002
	Thousand bbls.	%	Thousand bbls.	%	Thousand bbls.	%
Feedstocks
Sweet Crude Oil	40,232	92	38,709	91	34,310	90
Sour Crude Oil	35	—	600	1	550	1
Unfinished and Blend Stocks	3,683	8	3,247	8	3,522	9

Total Feedstock	43,950	100%	42,556	100%	38,382	100%

Utilization Rate(1)		96%		93%		84	%(2)

Production
Liquefied Petroleum Gas	855	2	708	2	652	2
Gasoline	12,136	29	11,733	29	11,627	31
Jet Fuel/Kerosene	188	—	0	—	0	0
Diesel	9,547	23	8,188	20	6,987	19
Gasoil	7,415	17	6,739	16	7,356	20
Heavy Fuel Oil	12,358	29	11,681	28	10,277	28
Other	6	—	2,127	5	7	0

Total Production	42,505	100%	41,176	100%	36,906	100%

(1)
Total feedstock expressed as a percentage of the total refining capacity of 125,000 barrels per calendar day for 2000, 2001 and 2002.

(2)
The lower utilization rate in 2002 at Preemraff also reflects periods of unusually low margins during the year, which led us to reduce volumes processed for periods during the year.

  Distribution

        Both Scanraff and Preemraff are well situated for the efficient distribution of products to market. Transportation costs are a significant cost component of refined products. Given this, we believe that the location of our refineries on harbors in western Sweden provides us with a competitive advantage in our target markets.

        Scanraff ships approximately 98% of its production and Preemraff ships approximately 75% of its production by sea to domestic and international markets. Preemraff's location near Gothenburg, Sweden's second largest city, also provides excellent access to rail and truck transport.

        We have an extensive network of storage depots in Sweden in which we store refined products from both Scanraff and Preemraff for distribution throughout the country. In addition, we generate additional revenue from third parties in the form of depot throughput fees and we cooperate with other oil companies to optimize depot use and cost.

  Products

        Our two refineries produce liquefied petroleum gas, gasoline, diesel, gasoil and heavy fuel oil. In addition, Preemraff produces jet fuel and kerosene and Scanraff also produces the intermediate product, vacuum gasoil, for its own use, with excess quantities sold to third parties. Preemraff supplies approximately 2% of the heavy fuel oil it produces to Scanraff, which satisfies approximately 80% of Scanraff's heavy fuel oil requirements, as a feedstock for upgrading units. Scanraff supplies approximately 40% of its naphtha production to Preemraff for use as a gasoline component, which satisfies approximately 70% of Preemraff's naphtha requirements.

  Sales

        Our Supply and Refining Division exports over one-half of its products each year (53% in 2002, 55% in 2001 and 60% in 2000), making us one of Sweden's leading exporters. Our exports are primarily to northern Europe.

        In 2002, our Supply and Refining Division sold approximately 76% (by value) of its products to third parties and 24% to our Swedish Market Division. Our third-party customers are predominantly other oil companies, although we sometimes sell liquefied petroleum gas and naphtha to petrochemical companies. All third-party sales of gasoline, jet fuel, diesel and gasoil are sales to other oil companies or traders. Approximately 85% of our third-party sales of heavy fuel oil are sales to oil companies and traders, with the remaining 15% sold directly to industrial customers.

  Raw Materials

        Supply.    We purchase crude oil for both refineries from suppliers located in several different regions around the world. We purchase the majority of our crude oil from North Sea suppliers (approximately 60% in 2002, 59% in 2001 and 65% in 2000). Additionally, we purchase crude oil from Russia (approximately 21% in 2002, 9% in 2001 and 8% in 2000) and Iran (approximately 15% in 2002, 17% in 2001 and 10% in 2000). In 2001 and 2000, we also purchased crude oil from Saudi Arabia (approximately 11% in 2001 and 5% in 2000). We have no supply contracts longer than 12 months in duration and have purchased from 60% to 70% of our crude oil on the spot market over the last three years. This is consistent with industry standards and permits us to take advantage of the rapid price fluctuations in the crude oil supply market through our crude oil purchasing strategy. This strategy involves regularly monitoring market conditions for various types of crude oil as well as demand for refined products. Our objective is to minimize production costs (cost of crude oil, transportation and refining) and maximize sales revenue from the sale of the refined products that are most in demand. We supplement this purchasing strategy with various hedging instruments and forward sales contracts on refined products designed to lessen the risk of fluctuations in crude or refined product prices.

        Price Effect on Inventories.    Preem Petroleum AB holds large inventories of crude oil and refined products and, as a result, its financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, its gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit Preem Petroleum AB earns during a period of rising prices may be attributable solely to the increase in prices during the period after it buys the crude oil and prior to the time it finishes refining it and sell it. However, during periods of rising crude oil prices, the cost of replenishing Preem Petroleum AB's crude oil inventories and, thus, its working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, Preem Petroleum AB generally experiences the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to its gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, Preem Petroleum AB's gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

        We believe that, although the price effect on inventories may impact Preem Petroleum AB's results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. See also "Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk" under Item 11 herein.

        Inventory Management.    We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices. Our inventory management strategies include the purchase and sale of exchange-related, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms customized to the market in which we sell, such as point of delivery, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs. We do not engage in speculative derivatives transactions. In addition, our substantial storage capacity enables us to earn rental income by selling storage certificates to other oil companies for their EU-imposed compulsory storage obligations.

Marketing Operations

        Our Swedish Market Division, which consists of a Home-Heating and Business-to-Business Segment and a Station and Consumer Segment, obtains all of its refined products from our Supply and Refinery Division. Our Swedish Market Division sells home-heating gasoil directly to end-users and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from our Supply and Refining Division. We also sell gasoline, diesel, lubricants, shop merchandise and other products through approximately 519 Preem-branded service stations. On a stand-alone basis, none of our customer sales contracts or customer relationships are material to our business.

        All marketing operations benefit from centralized support functions that provide credit monitoring, invoicing, customer services, information technology and related functions. Our Swedish Market Division had sales revenue for the years ended December 31, 2001 and December 31, 2002, of SEK10,364 million and SEK10,285 million, respectively. The following table shows the volume of our principal refined products sold by our Swedish Market Division during each of the last three years and our estimate of our approximate share of the Swedish market for each product based on data reported by the Swedish Petroleum Institute.

	2000		2001		2002
	Estimated Market		Estimated Market		Estimated Market
	Thousand m3	Share(1)	Thousand m3	Share(1)	Thousand m3	Share(1)
Diesel(2)	995	28.3%	1,072	30.1%	1,181	31.8%
Heating gasoil	1,023	38.6%	1,000	38.1%	978	38.2%
Heavy fuel oil	595	49.4%	727	44.4%	851	53.1%
Gasoline	583	10.9%	595	11.0%	630	11.4%

(1)
Swedish Petroleum Institute, based on sales volume, excludes deliveries to international bunkers.

(2)
Includes sales of diesel through our Station and Consumer Segment

        During 2002 a restructuring of our regional sales organization was finalized. The restructuring consisted of the replacement of all 25 of our regional sales offices with a centralized national call center in Stockholm, Sweden. The restructuring, which involved the reduction of our regional sales force on all levels and the recruiting and training of new staff for the centralized call center, has allowed us to service the needs of our customers efficiently and professionally.

  Home-Heating and Business-to-Business Segment

        Through our Home-Heating and Business-to-Business Segment, we sell refined products to wholesale and retail customers, including sales of home-heating gasoil to retail consumers.

        We are the largest home-heating gasoil company in Sweden, supplying gasoil to approximately 70,000 residences in 2002. Together with the sales on the business-to-business segment of the market, this results in an estimated market share of approximately 38%, based on 2002 sales volumes as estimated by the Swedish Petroleum Institute. The climate in Sweden requires home heating for almost nine months during the year, and a substantial number of Swedish homes are heated by gasoil as a result of the absence of a natural gas grid in Sweden. We also are the leading supplier of diesel fuel and heavy fuel oil to the industrial sector of Sweden. Our customers include Saab Automobile AB, AB Volvo, Scania CV AB, Electrolux AB, Södra Cell AB, Silja Line Service Oy, Viking Line AB, Pharmacia & Upjohn AB, Iggesund Paperboard AB, Fortum AB, Stora Enso AB, LK AB, SCA AB and the public sector. Our Home-Heating and Business-to-Business Segment obtains all of its refined products from our Supply and Refining Division.

  Station and Consumer Segment

        Our Station and Consumer Segment, which obtains all of its gasoline and diesel product needs from our Supply and Refining Division, consists of a network of Preem-branded service stations throughout Sweden. We had approximately 11% of the market share in the Swedish gasoline market, based on 2002 sales volumes as estimated by the Swedish Petroleum Institute. As of December 31, 2002, we operated approximately 519 Preem-branded service stations in Sweden, 230 of which were owned by us and 289 of which were owned by dealers who operate under the Preem-brand name. The service stations are located throughout Sweden, with a concentration in the more heavily populated south and west. As part of our overall strategy of increasing sales by our Supply and Refining Division to our captive market, we intend to strengthen our network of service stations. Our long-term objective is to have a profitable chain of retail service stations with a higher Swedish market share.

        There is a trend in the Swedish retail gasoline market towards full-service stations, offering a variety of products through integrated convenience stores aimed at consumers who prefer "one-stop shopping." At the same time, there is a contrasting trend towards low-cost unmanned self-service stations that simply sell gasoline at reduced prices for the price-minded customer. Our strategy is to meet both ends of this demand spectrum by operating stations with convenience stores (or upgrading existing convenience stores) in locations that have relatively high throughput as well as unmanned self-service stations. To implement this strategy, we intend to have stations with convenience stores positioned as hubs for multiple unmanned stations. We believe this will help us to both increase sales and encourage brand loyalty. We also are disposing of unprofitable stations. As of December 31, 2002, we operated 276 manned stations and 243 unmanned stations, as well as three unbranded stand-alone gasoline pumps. Ten of our 519 Preem-branded stations are boat stations, eight of which are manned and two of which are unmanned. Virtually all of our manned stations have convenience stores as of December 31, 2002. In Sweden, we also operate a network of unmanned diesel stations under the brand name "Såifa." On December 31, 2002, we owned all existing 153 Såifa-branded stations.

        In addition, we produce lubricants, which are high margin products, through a joint venture called Scanlube, with Hydro Texaco Holdings A/S, a Danish corporation which is jointly owned by Norsk Hydro AS and Chevron Texaco Corporation. Scanlube acquires supplies related to the production of lubricants and produces, packages and sells lubricants to us, Hydro Texaco Holdings A/S and related subsidiaries. We and Hydro Texaco Holdings A/S each own 50% of Scanlube.

        The Scanlube joint venture is governed by a shareholders' agreement and is managed by a board of directors comprising six individuals, three of whom are nominated by us and three of whom are nominated by Hydro Texaco Holdings A/S. The managing director of Scanlube is not a director, but has the right to attend meetings of the board of directors. Under the shareholders' agreement, each party is responsible for its share of the operations of Scanlube, including costs for financing and administrative overhead. Each party also shares equally in equity contributions to Scanlube. Neither party may sell or transfer any interest in Scanlube without first providing the other party with a right of first refusal.

International division

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. The sale resulted in a loss for the year 2002 of approximately SEK3 million, computed in accordance with Swedish GAAP. In accordance with Swedish GAAP, our operations in Poland in 2002 are not included in our consolidated balance sheet but are included in our consolidated statements of operations. Our total revenues in Poland for the last three years were SEK1,948 million in 2002, SEK1,814 million in 2001 and SEK1,388 million in 2000. Beginning in 2003, the other operations in our International Division, including our operations in Norway, will be included as part of our Swedish Market Division.

Intellectual Property

        Preem Petroleum AB holds the word and device trademark registrations for Preem and the Preem-bear logo in Sweden, Norway, Estonia and Latvia. Preem Petroleum AB holds the combined word and device mark for Preem and the Preem-bear logo in the European Union, Lithuania and Poland. Preem Petroleum AB also holds other Swedish trademark registrations including "Biomil" and "Minima."

        Preem Petroleum AB, directly or indirectly through its subsidiaries, also holds the following domain names: "preem.com," "preem.net," "preem.org," "preem.dk" (Denmark), "preem.no" (Norway), "preem.se" (Sweden), "preem.ie" (Ireland), "preem.co.uk" (UK) and "preem.pl" (Poland).

Competition

  Supply and Refining Division

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

  Marketing Operations

        The principal competitor of our Home-Heating and Business-to-Business Segment is AB Svenska Shell. We have an approximate 38% market share of the home-heating gasoil market in Sweden, based on 2002 sales volumes as estimated by the Swedish Petroleum Institute. Shell has an approximate 22% market share for home-heating gasoil based on these data. In our Station and Consumer Segment, we compete principally with the two leading suppliers to the market for retail sales of gasoline, OK-Q8 AB, with an approximate 27% market share, and Svenska Statoil AB, with an approximate 23% market share, based on 2002 sales volumes as estimated by the Swedish Petroleum Institute. In terms of market share, AB Svenska Shell is third with an approximate 13% market share and we rank fourth with an approximate 11% market share. The principal competitive factors affecting the success of our retail sales operations are market volume, station throughput, product price, locations of service stations and brand identification.

Regulation and Environmental Matters

        We are subject to both Swedish and EU regulation on the production, storage, transportation and sale of petroleum products. Sweden was one of the first European countries to introduce strict environmental legislation, which required the Swedish petroleum industry to upgrade existing infrastructure earlier than other European refiners. Sweden has among the strictest environmental specifications in the European Union. Current EU regulations allow a maximum sulphur content of 150 parts per million for gasoline, compared to 50 parts per million in Sweden, and 350 parts per million for diesel, compared to 10 parts per million in Sweden. The EU Year 2005 specifications will reduce the sulphur content for gasoline and diesel to 50 parts per million. A gradual introduction of gasoline and diesel with a sulphur content of maximum 10 parts per million (sulphur-free) with full market penetration year 2009 has also been agreed upon. The EU Year 2005 specifications will also reduce the aromatic content in gasoline from 42% to 35%.

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

        To meet the EU Year 2005 aromatic specification for gasoline, the Isomerization unit at Preemraff has been upgraded at a cost of SEK 365 million. At Scanraff the Isomerisation unit might be upgraded if found economically attractive. This investment of approximately SEK300 million is currently scheduled for 2007.

        Although we have made the necessary investments to meet the future EU specifications, our intention is to make additional investments to further upgrade our refineries. An investment in a new mild-hydrocracker unit at Scanraff, our share of which would be approximately SEK2,535 million, is economically attractive. This investment, which our Board will consider in September 2003, means that all of our production of gasoline and diesel at Scanraff and Preemraff would be virtually sulphur-free (10 parts per million). In addition, this investment would permit us to upgrade the excess volumes of vacuum gasoil to diesel, thereby increasing our overall margins. If we proceed with this investment, we would expect to expend the majority of the capital required during 2003 and 2004.

  C.    Organizational structure

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

Company	Country of Incorporation	Activity	% Owned by Preem Holdings
Preem Petroleum AB	Stockholm	Petroleum Refining & Marketing	100%
Preem Finans AB	Stockholm	Finance	100%
Preem Raffinaderi AB	Gothenburg	Petroleum Refining	100%
Skandinaviska Raffinaderi AB, Scanraff	Lysekil	Petroleum Refining	75%

  D.    Property, plants and equipment

        We own the site near Gothenburg on which Preemraff is located, which consists of 340 acres and have easements that ensure Preemraff's access to the harbors of Torshamnen and Skarvik by way of pipelines. The Scanraff joint venture owns the refinery and the 470 acres on which the refinery is located, as well as the harbors at Lysekil and Skarvik. Our main storage facilities, which consist of a total of approximately 37 acres, are also located in Sweden. All other properties used by us are leased in accordance with normal market conditions. For additional information regarding our property, plants and equipment, see "Business overview" under Item 4.B. above.

Item 5.    Operating and Financial Review and Prospects

        The following is a discussion of the results of operations and financial condition of Preem Petroleum AB for the year ended December 31, 2000, and for Preem Holdings AB for the years ended December 31, 2001 and 2002. In Items 5 and 11 below, the "Company," "we," "us" and "our" refer to Preem Petroleum AB and its consolidated subsidiaries for the year ended December 31, 2000, and to Preem Holdings AB and its consolidated subsidiaries for the years ended December 31, 2001 and 2002. Because Preem Holdings AB had been a dormant company prior to 2001, we believe that this approach provides more relevant disclosure with respect to our annual results of operations. You should read this discussion in conjunction with the Preem Petroleum AB audited Consolidated Financial Statements and the related notes and the Preem Holdings AB audited Financial Statements and the related notes, in each case, included elsewhere in this annual report. We have prepared the Preem Petroleum AB audited Consolidated Financial Statements and the Preem Holdings AB audited Financial Statements, in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. The principle differences between Swedish GAAP and U.S. GAAP are set forth in note 26 of the consolidated financial statements of Preem Holdings AB included elsewhere in this annual report.

        The discussions in Items 5 and 11 contain forward-looking statements that are estimates made by our management based upon available information as well as management's interpretation of what it believes are significant factors affecting our business and the markets for our products. These factors include, but are not limited to, those set out under "Risk Factors" and those referred to below. We cannot assure you that these estimates will prove to be correct or that the information interpretations and the assumptions on which they are based will prove to be valid.

  A.    Operating results

Overview

        Our refineries purchase crude oil from suppliers around the world and produce refined products for sale. Our Supply and Refining Division sells refined products wholesale to our Swedish Market Division and International Division and to third parties, primarily other refined product marketing companies. Our Swedish Market Division and International Division resell products to both wholesale and retail customers. In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. The sale resulted in a loss for the year 2002 of approximately SEK3 million, computed in accordance with Swedish GAAP. In accordance with Swedish GAAP, our operations in Poland in 2002 are not included in our consolidated balance sheet but are included in our consolidated statements of operations. Beginning in 2003, our remaining operations in our International Division, including our operations in Norway, will be included in our Swedish Market Division.

        Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products.

Refining margins

        Oil refineries measure the financial performance of their operations by their margins. "Gross refining margin" is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, that can produce a higher percentage of the lighter, higher-value, fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff. "Refining margin" measures the ability of a refinery to cover the costs of its refining process. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

        The following tables show the calculation of margins for Scanraff and Preemraff for the periods covered by the Preem Holdings AB Consolidated Financial Statements and the Preem Petroleum AB

Consolidated Financial Statements. In accordance with industry practice, the margins are expressed in Dollars per barrel. The information for Scanraff shows our share of the refinery's production for the years indicated.

	Year ended December 31,
	2000	2001	2002
	(in $/barrel)
Scanraff
Gross refining margin	3.03	2.06	1.90
Variable refining costs	(0.22)	(0.20)	(0.29)

Refining margin	2.81	1.86	1.61

Fixed operating costs (excluding depreciation)	(0.50)	(0.59)	(0.64)

Net cash margin	2.31	1.27	0.97
Depreciation	(0.34)	(0.32)	(0.41)

Net refining margin	1.97	0.95	0.56

Total production (in 1,000 barrels)	57,504	53,085	48,104

Preemraff
Gross refining margin	2.08	1.29	1.12
Variable refining costs	(0.34)	(0.28)	(0.30)

Refining margin	1.74	1.01	0.82

Fixed operating costs (excluding depreciation)	(0.35)	(0.46)	(0.53)

Net cash margin	1.39	0.55	0.29

Depreciation	(0.46)	(0.43)	(0.55)

Net refining margin	0.93	0.12	(0.26)

Total production (in 1,000 barrels)	42,505	41,176	36,562

        For the year ended December 31, 2002, the gross refining margins at Scanraff were $1.90/barrel, which represents a decrease of approximately 8% from the gross refining margins of $2.06/barrel for the year ended December 31, 2001. Scanraff's variable refining costs increased by approximately 45% during 2002 compared to 2001. This increase was primarily attributable to higher prices of electricity and increased costs for chemicals. Scanraff's fixed operating costs also increased in 2002 compared to 2001 by approximately 8%, which was primarily attributable to lower production due to the planned shutdown for a major turnaround of the refinery.

        For the year ended December 31, 2002, the gross refining margins at Preemraff were $1.12/barrel, which represents a decrease of approximately 13% from the gross refining margins of $1.29/barrel for the year ended December 31, 2001. Preemraff's variable refining costs increased by approximately 7% during 2002 compared to 2001. This increase was primarily attributable to higher prices on electricity and increased costs for chemicals. Preemraff's fixed operating costs also increased during 2002 compared to 2001. This increase of approximately 15% was primarily attributable to lower production.

        Gross refining margins decreased in 2001 at both of our refineries, and the margins continued to decrease in 2002. We believe the decrease in gross refining margins in 2001 was industry-wide and was attributable to the following factors:

  •
  the sharp downturn of the economy, which negatively impacted demand for refined products; and

  •
  a reduced demand for jet fuel as a result of the terrorist attacks of September 11, 2001 in New York City and Washington, DC, which caused an interruption and notable decline in air travel.

        We believe the decrease in gross refining margins in 2002 also was industry-wide and was attributable to the following factors:

  •
  an increase in crude oil prices, reflecting primarily the tense political and economical situation in the world; and

  •
  an increase in product prices (though a rate less than the increase in crude oil prices).

Results of operations

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. In this discussion, we have broken out the sales revenue of our Supply and Refining Division, Swedish Market Division and International Division. The sales revenue of our Supply and Refining Division includes intercompany sales to the Swedish Market Division and International Division, and sales revenue of the two marketing divisions includes the sales revenue received on the resale of such refined products. We have included intercompany sales revenue in the total for the Supply and Refining Division. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our Supply and Refining Division properly reflects the results of these divisions for purposes of comparison. To avoid overstating total sales revenue, these intercompany sales have been eliminated in the Preem Holdings AB and Preem Petroleum AB Consolidated Financial Statements.

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

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in "contango," meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango (as we did in 1998 when these market conditions existed for both crude oil and refined products for an unusually long period and to an unusually great degree) by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits (as we did in 1998) by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements. In 2000, 2001 and 2002, there were occasional contango market conditions, but they did not result in additional profits comparable to those realized in 1998.

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

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes payable by Preem Holdings AB by transferring, to the extent possible, our taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. In particular, we effect a transfer to our parent company, Corral Petroleum Holdings AB, which we record as a group contribution in the form of a book-entry dividend. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder contribution. The excess of the group contribution, if any, over the shareholder contribution represents a true dividend payable in cash. We paid income taxes of SEK11 million in 2000, SEK57 million in 2001 and SEK17 million in 2002.

        Minority interests as of December 31, 2002 principally reflect the interest of Vattenfall AB in Preem Gas AB. In prior years the minority interests also reflected the interests of Hydro R&M Holding AS, an affiliate of Norsk Hydro AS, in Scanraff and Greenergy International Limited in Greenergy Fuels Limited. In 2002, we sold our interest in Greenergy Fuels Limited to Greenergy International Limited. In addition, in 2002, with the restructuring of Scanraff and Scancracker, we began accounting for our ownership in Scanraff using the proportional method instead of the consolidation method.

        The following table shows certain items in the consolidated statements of operations for Preem Petroleum AB for 2000 and Preem Holdings AB for 2001 and 2002.

	Year ended December 31,
	2000	2001	2002
	SEK	SEK	SEK	$(1)
	(in millions)
Consolidated Statement of Operations Data:
Revenues	46,195	46,697	42,178	4,777
Excise duties	(6,637)	(10,288)	(8,855)	(1,003)

Sales revenue	39,558	36,409	33,323	3,774

Cost of goods sold	(37,142)	(34,799)	(31,952)	(3,619)

Gross profit	2,416	1,610	1,371	155

Selling and administrative expenses	(1,160)	(1,417)	(1,393)	(158)
Other operating income/expenses	381	268	249	29

Operating income	1,637	461	227	26

Financial expense, net(2)	(372)	(667)	(191)	(22)

Income (loss) before taxes	1,265	(206)	36	4

Income taxes(3)	(433)	(15)	(180)	(20)
Minority interests	(1)	(12)	(4)	(1)

Net income	831	(233)	(148)	(17)

(1)
We have translated Kronor into Dollars at the rate of $1.00=SEK 8.83 (the exchange rate December 31, 2002). We have provided this translation solely for your convenience.

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

        The following table shows the sales revenue and operating income of our three divisions for the last three years.

	Year ended December 31,
	2000	2001	2002
	SEK	SEK	SEK	$(1)
	(in millions)
Sales Revenue:
Supply and Refining(2)	35,477	31,289	28,359	3,212
Swedish Market	9,904	10,364	10,285	1,165
International	1,462	1,914	2,061	233
Total Sales Revenue(3)	39,558	36,409	33,323	3,774

Operating Income (loss):
Supply and Refining	1,521	543	1,086	123
Swedish Market	6	79	116	13
International	(69)	(72)	(68)	(7)
Other non-allocated income (expense)(4)	179	(89)	(907)	(103)

Total Operating Income	1,637	461	227	26

(1)
We have translated Kronor into Dollars at the rate of $1.00=SEK 8.83 (the exchange rate on December 31, 2002). We have provided this translation solely for your convenience.

(2)
Includes sales by our Supply and Refining Division to our Swedish Market Division and International Division of SEK7,285 million for 2000, SEK7,158 million for 2001 and SEK7,382 for 2002. We have included intercompany sales revenue in the total for our Supply and Refining Division. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in Supply and Refining Division sales revenue properly reflects the results of these divisions for purposes of comparison. To avoid overstating total sales revenue, such intercompany sales are eliminated in the Preem Petroleum AB and Preem Holdings AB consolidated financial statements.

(3)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(4)
Other non-allocated income (expense) includes corporate cost center, non-recurring items and exchange rate differences, the most significant of which is exchange rate differences. We only reported a non-recurring item in 2000 of SEK89 million, which represented a pension refund.

  Year ended December 31, 2002 compared to year ended December 31, 2001

        Revenues.    Our revenues for the year ended December 31, 2002 were SEK42,178 million, a decrease of SEK4,519 million, or approximately 10%, from SEK46,697 million for the year ended December 31, 2001. The overall decrease in revenues was attributable to the sale of our holdings in Greenergy Fuels Limited, and to the weakening of the Dollar versus the Krona. The Dollar decreased by approximately 6% against the Krona during this period. Because our sales are made principally in Dollars, a weaker Dollar, when translated into Kronor, will result in a decrease in revenues if all other factors remain constant over time.

        Sales revenue.    Sales revenue for the year ended December 31, 2002 was SEK33,323 million, a decrease of SEK3,086 million, or approximately 8%, from SEK36,409 million for the year ended

December 31, 2001, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2002 was SEK31,952 million, a decrease of SEK2,847 million, or approximately 8%, from SEK34,799 million for the year ended December 31, 2001. The decrease was primarily attributable to the sale of our holdings in Greenergy Fuels Limited, and to the weakening of the Dollar versus the Krona.

        Gross profit.    Gross profit for the year ended December 31, 2002 was SEK1,371 million, a decrease of SEK239 million, or approximately 15%, from SEK1,610 million for the year ended December 31, 2001. Price gains (in Dollars) on our inventory was more than offset by currency losses on our inventory and by lower sales margins due to a decrease in gross refining margins. Throughput has been reduced in periods with poor refining margins on the market.

        Selling and administrative expenses.    Selling expenses for the year ended December 31, 2002 were SEK971 million, a decrease of SEK39 million, or approximately 4%, from SEK1,010 million for the year ended December 31, 2001. Higher costs in our Station and Consumer segment for sales personnel, depreciation and maintenance were more than offset by lower costs for other sales operations in Sweden. Administrative expenses for the year ended December 31, 2002 were SEK422 million, an increase of SEK15 million, or approximately 4%, from SEK407 million for the year ended December 31, 2001. The increase is primarily attributable to higher costs for external services related to business development projects and to an increase in pension expenses.

        Other operating income (loss).    Other operating income for the year ended December 31, 2002 was SEK249 million, a decrease of SEK19 million, or approximately 7%, from SEK268 million for the year ended December 31, 2001. The decrease is almost entirely attributable to the change in the method for Group consolidation concerning Scanraff. The former consolidation method included Scanraff at 100% and the new method includes Scanraff at 75%. The remaining 25% of Scanraff is owned by Hydro R&M Holdings AS.

        Operating income (loss).    Operating income for the year ended December 31, 2002 was SEK227 million, a decrease of SEK234 million, or approximately 51%, from SEK461 million for the year ended December 31, 2001. Foreign exchange losses on our inventory, accounted for under the corporate cost center, and lower sales margins due to the decrease in gross refining margins, was more than offset by price gains (in Dollars) on our inventory. The operating income of our Supply and Refining Division was SEK1,086 million for the year ended December 31, 2002, an increase of SEK543 million, or approximately 100%, from SEK543 million for the year ended December 31, 2001. This increase in operating income is largely attributable to price gains (in Dollars) on our inventory due to an increase in market prices for oil in 2002 compared to 2001. Crude oil prices rose by approximately $10/bbl from January 1, 2002 to December 31 2002, compared to a price fall of approximately $4/bbl from January 1, 2001 to December 31, 2001. Our Swedish Market Division generated operating income of SEK116 million for the year ended December 31, 2002, an increase of SEK37 million, or approximately 53%, compared to an operating income of SEK79 million for the year ended December 31, 2001. Within this division, our Home-Heating and Business-to-Business Segment maintained a relatively stable operating income for the year ended December 31, 2002, primarily as a result of a strong demand for heating oil towards the end of the year, due to the cold weather. The operating income generated by our Home-Heating and Business-to-Business Segment was to some extent offset by lower operating income in our Station and Consumer Segment in 2002, compared to 2001. The operating loss of our International Division was SEK68 million for the year ended December 31, 2002, which is a decrease of approximately 6% from an operating loss of SEK72 million for the year ended December 31, 2001. Higher volumes and margins were almost entirely offset by provisions for bad debts and other provisions made in connection with the sale of our operations in Poland.

        Financial expense, net.    Financial expense, net, for the year ended December 31, 2002 was SEK191 million, a decrease of SEK476 million from SEK667 million for the year ended December 31, 2001. The principal components of this decrease were the decrease in foreign exchange losses on the notes of SEK150 million and a decrease in foreign exchange losses on Dollar denominated loans of SEK368 million, as a result of the strengthening of the Krona against the Dollar and against the Euro. We incur significant amounts of our borrowings in Dollars to finance our oil inventories, which are also priced in Dollars. When the Krona strengthens, we record foreign exchange gains with respect to such Dollar-denominated loans. However, we are also affected by the relatively low Dollar price of the underlying inventories so these foreign exchange gains are effectively offset by a decrease in Dollar-denominated revenues recorded in our Supply and Refining Division to reflect the value of our inventories.

        Income taxes.    Income taxes for the year ended December 31, 2002 were SEK180 million, an increase of SEK165 million from SEK15 million for the year ended December 31, 2001. The increase is attributable to higher taxable income in 2002. Income taxes do not generally reflect cash paid or payable, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend. However, we paid income taxes in cash for the year ended December 31, 2002 of SEK17 million and we paid income taxes of SEK57 million for the year ended December 31, 2001.

        Minority interests.    Minority interests for the year ended December 31, 2002 were SEK4 million, a decrease of SEK8 million from SEK12 million for the year ended December 31, 2001. This decrease is primarily attributable to the sale of our holdings in Greenergy Fuels Limited.

        Net income(loss).    Net loss for the year ended December 31, 2002 was SEK148 million, an improvement of SEK85 million or approximately 36% from a net loss of SEK233 million for the year ended December 31, 2001, primarily as a result of the factors discussed above.

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

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2001 was SEK34,799 million, a decrease of SEK2,343 million, or approximately 6%, from SEK37,142 million for the year ended December 31, 2000. The decrease of costs of goods sold, which was primarily attributable to lower sales volumes and lower purchase prices for crude oil, was offset, to a certain extent, by the stronger Dollar.

        Gross profit.    Gross profit for the year ended December 31, 2001 was SEK1,610 million, a decrease of SEK806 million, or approximately 33%, from SEK2,416 million for the year ended

December 31, 2000. In addition to the factors discussed above, this decrease in gross profit is attributable to the negative price impact on our inventories caused by falling crude oil and refined product prices.

        Selling and administrative expenses.    Selling expenses for the year ended December 31, 2001 were SEK1,010 million, an increase of SEK65 million, or approximately 7%, from SEK945 million for the year ended December 31, 2000. Approximately 42% of the increase in selling expenses is primarily attributable to the strengthening of the Zloty vis-à-vis our Polish operations. This increase also reflects the first full year of consolidated selling expenses since our acquisition in September 2000 of Greenergy Fuels Limited, one of our subsidiaries. Approximately 55% of the increase in selling expenses is attributable to the implementation of the "Preem Center" in our Swedish Market division and costs related to our reorganization. Administrative expenses for the year ended December 31, 2001 were SEK407 million, an increase of SEK192 million, or approximately 89%, from SEK215 million for the year ended December 31, 2000. This increase in administrative expenses is largely the result of the depreciation on goodwill in Preem Holdings AB of SEK132 million. The increase in administrative expenses is primarily attributable to Greenergy Fuels Limited and pension expenses incurred in connection with the restructuring of the sales operations in our Swedish Market Division.

        Other operating income.    Other operating income for the year ended December 31, 2001 was SEK268 million, a decrease of SEK113 million, or approximately 30%, from SEK381 million for the year ended December 31, 2000. The decrease in other operating income reflects our receipt of a non-recurring pension refund from Swedish pension funds in 2000.

        Operating income (loss).    Operating income for the year ended December 31, 2001 was SEK461 million, a decrease of SEK1,176 million, or approximately 72%, from SEK1,637 million for the year ended December 31, 2000. The operating income of our Supply and Refining Division was SEK543 million for the year ended December 31, 2001, a decrease of SEK978 million, or approximately 64%, from SEK1,521 million for the year ended December 31, 2000. This decrease in operating income is attributable to lower refining margins, the negative price impact on inventories and an unplanned shutdown at our Scanraff refinery. Our Swedish Market Division generated operating income of SEK79 million for the year ended December 31, 2001, an increase of SEK73 million, compared to an operating income of SEK6 million for the year ended December 31, 2000. Within this division, our Home-Heating and Business-to-Business Segment increased its operating income for the year ended December 31, 2001, in spite of a decrease in consumption of home-heating gasoil as a result of a mild winter in Sweden and, to a lesser extent, an increased use of alternate energy sources due to increased home-heating gasoil prices. Primarily, as a result of higher sales volumes and higher sales margins, our Station and Consumer Segment turned the operating loss for the year ended December 31, 2000, into an operating income for the year ended December 31, 2001. The operating loss of our International Division was SEK72 million for the year ended December 31, 2001, as compared to an operating loss of SEK69 million for the year ended December 31, 2000.

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

        Income taxes.    Income taxes for the year ended December 31, 2001 were SEK15 million, a decrease of SEK418 million, or approximately 97%, from SEK433 million for the year ended December 31, 2000. The sharp decrease in income taxes is primarily attributable to lower income before taxes in 2001. We incurred a loss before taxes in 2001 but had still a tax expense for the year ended December 31, 2001. This is due to non-deductible items such as amortization of goodwill and surplus values, as well as unrecognized deferred tax assets on tax loss carry-forwards in Poland.

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

Introduction of the Euro

        On January 1, 1999, a new single European currency, the "Euro," replaced the local currencies in eleven of the fifteen member states of the European Union. The participating members of the European Union established fixed conversion rates between their sovereign currencies and the Euro. As of January 1, 2001, a twelfth member state has joined the European Monetary Union. Beginning January 1, 2002, the participating members began issuing new Euro-denominated bills and coins for use in cash transactions. As of July 1, 2002, all participating members had withdrawn all bills and coins denominated in the respective local currencies, so that the local currencies are no longer legal tender for any transaction, completing the conversion to the Euro.

        The Swedish Parliament elected not to participate in the European Monetary Union at its commencement on January 1, 1999, although it has stated that it will let voters decide whether to participate later through a referendum. The referendum will be held in September 2003. If and when Sweden decides to participate in the single currency, the Krona would be replaced by the Euro. We cannot assure you that the introduction of the Euro will not increase the volatility of the Krona exchange rates or result in the future appreciation of the Krona.

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

Recently issued accounting standards

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The company is still evaluating the impact of adopting SFAS No. 143.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on our consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in the notes to our consolidated financial statements included elsewhere in this annual report.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

Critical accounting policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 26 to the consolidated financial statements of Preem Holdings AB included elsewhere in this annual report.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below:

  Impairment of long-lived assets

        We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

  Capitalized Turnaround Costs

        We record the cost of major scheduled refinery maintenance ("turnarounds"), catalysts used in refinery process units as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position is adopted in its current form, we will be required to write off the balance of our deferred maintenance costs, which totaled SEK207 million at December 31, 2002 and expense future costs as incurred.

  Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the market value of these inventories had been $1 per barrel lower at December 31, 2002, we would have been required to write down the value of our inventories by SEK118 million. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

  Contingencies

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

Related party transactions

        We have entered into transactions with related parties and affiliates. For a discussion of related-party transactions, please see "Related Party Transactions" under Item 7.B included elsewhere in this annual report.

  B.    Liquidity and capital resources

Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the year ended December 31, 2002, EBITDA was SEK1,073 million, compared to SEK1,287 million for the year ended December 31, 2001, computed in accordance with Swedish GAAP. For the year ended December 31, 2001, EBITDA was SEK1,287 million, compared to SEK2,377 million for the year ended December 31, 2000, also computed in accordance with Swedish GAAP. EBITDA is a non-GAAP financial measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, cash flows from operating activities or other financial measures calculated and presented in accordance with Swedish or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principle on the notes. Because all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly entitled measures of other companies. For a reconciliation of EBITDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish and U.S. GAAP, please see note (6) to the table in "Item 3.A.—Selected Financial Data" included elsewhere in this annual report. We believe the cash flow from operating activities, bank borrowings and other available sources of funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

        For the year ended December 31, 2002, we declared a group contribution of SEK345 million. In January 2003, we received an unconditional shareholder contribution from our parent company, Corral Petroleum Holdings AB, of SEK345 million, which will be offset against the liability for the group contribution. Neither of the foregoing payments are restricted by the indenture governing our senior secured notes.

Cash flow

        Cash flow from operating activities before changes in working capital was SEK424 million for the year ended December 31, 2002, a decrease of SEK396 million from SEK820 million for the year ended December 31, 2001. The income after financial items was SEK36 million for the year ended December 31, 2002, an increase of SEK242 million for the year ended December 31, 2001. The decrease in cash flow from operating activities before changes in working capital reflects an increase in unrealized exchange gain of SEK660 million from a loss of SEK231 million for the year ended December 31, 2001 to a gain of SEK429 million for the year ended December 31, 2002. The increase in unrealized exchange gain is primarily attributable to a stronger Swedish Krona against both the Dollar and the Euro.

        Cash flow from operating activities before changes in working capital was SEK820 million for the year ended December 31, 2001, a decrease of SEK1,201 million from SEK2,021 million for the year ended December 31, 2000.The decrease is primarily attributable to a decrease in refining margins, a negative price impact on inventories and an increase in financial expenses.

        Cash flow from operating activities was SEK194 million for the year ended December 31, 2002, a decrease of SEK2,420 million from SEK2,614 million for the year ended December 31, 2001. The decrease was primarily attributable to an increase in current receivables and a decrease in liabilities. The increase in current receivables is primarily attributable to high sales volume at the year end and from the sales of Preem Polska.

        Cash flow from operating activities was SEK2,614 million for the year ended December 31, 2001, an increase of SEK2,539 million from SEK75 million for the year ended December 31, 2000. The increase was primarily attributable to a decrease in working capital caused by a decrease in inventory volumes through sales of previously stocked oil and refined products as well as a decrease in current receivables and a decrease in the price levels of products and crude oil.

        We collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them to the respective country's government, primarily Sweden. Excise duties were SEK8,855 million for the year ended December 31, 2002 compared to SEK10,288 million for the year ended December 31, 2001. The decrease reflects a decrease in revenues and the sale of our interest in Greenergy Fuels Limited. Excise duties were SEK10,288 million for the year ended December 31, 2001, SEK6,637 million for the year ended December 31, 2000. The delay between the time we collect these funds and the time we are required to remit them to the respective government enables us to use the cash to finance a significant portion of our working capital needs.

        Cash flow used in investing activities was SEK1,008 million for the year ended December 31, 2002 compared to SEK331 million recorded for the year ended December 31, 2001. This increase reflects the construction of the propane plant at Scanraff, maintenance expenses at Scanraff, maintenance turnaround costs at Scanraff and an upgrade of the isomerization unit at Preemraff.

        Cash flow used in investing activities was SEK331 million for the year ended December 31, 2001 compared to SEK384 million recorded for the year ended December 31, 2000. This increase reflects the ongoing construction of the propane plant at Scanraff, an upgrade of the isomerization unit at Preemraff, the capitalization of the costs associated with the issuance of our senior secured notes in 2001, a grant of a short-term loan and the cash held by Preem Petroleum at the date of acquisition.

        Cash flow provided by financing activities was SEK319 million for the year ended December 31, 2002, compared to a cash flow used in financing activities of SEK1,338 million for the year ended December 31, 2001. The positive net cash flow provided by financing activities in 2002 is primarily attributable to loans in 2002 in the amount of SEK421million and the repurchase of SEK107 million of our own bonds.

        Cash flow used in financing activities was SEK1,338 million for the year ended December 31, 2001, compared to cash flow provided by financing activities of SEK409 million for the year ended December 31, 2000. Cash flow used in financing activities in 2001 reflects the net amount of the proceeds from the issuance of the €305 million senior secured notes, the repayment of shareholder loans to our parent company Corral Petroleum Holdings AB, the payment of a group contribution granted in 2000 and a net decrease of debt of Preem Petroleum AB.

Restrictions on transfers of funds

        Preem Holdings AB is a holding company. As a holding company, to meet our debt service and other obligations, we are dependent upon contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB. Substantially all of our present assets consist of

100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offering of our senior secured notes in 2001. The ability of our subsidiaries to pay group contributions, dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject. For example, a subsidiary company is prohibited from lending cash to a parent company under applicable corporate and other laws and regulations.

        Preem Petroleum AB effects a transfer to us and records it as a group contribution in the form of a book-entry dividend. The amount Preem Petroleum AB can transfer in this manner on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of its unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis.

Credit arrangements, shareholder investment and intercreditor arrangements

        As of December 31, 2002, we had total debt of SEK6,324 million and an additional SEK2,283million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK5,553 million as of December 31, 2002, the current portion of which was SEK550 million as of December 31, 2002. As of December 31, 2002, we had no drawings under long-term bank overdraft facilities and drawings under short-term debt of SEK221 million. These loans and facilities are provided by various international banks. Our indebtedness bore interest at a weighted average rate per year of 7.2% as of December 31, 2002. For disclosure on the currency denomination and interest rate variability of our credit arrangements, see "Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk" under Item 11 herein.

        In addition, as of December 31, 2002, we owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated intercompany loan with no maturity date.

Capital expenditures

        Preem Petroleum AB made capital expenditures of SEK1,028 million for the year ended December 31, 2002, SEK588 million for the year ended December 31, 2001 and SEK405 million for the year ended December 31, 2000. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum AB's capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries. Principal expenditures included Preem Petroleum AB's investment in the prefractionater to reduce benzene formation in the platformer unit of Scanraff, which was completed in 1999 and represented an investment of approximately SEK90 million. In order to meet the EU Year 2005 aromatic specification for gasoline, the isomerization unit at Preemraff has been upgraded at a cost of SEK365 million. The upgrade was completed in the third-quarter 2002. Preem Petroleum AB is considering an additional investment in a mild-hydrocracker unit at Scanraff, its share of which would be approximately SEK2,535 million, to further upgrade the refinery to enhance its refining margins.

        In the second quarter of 2002 Preem Petroleum AB has construction a propylene plant at Scanraff, which produces propylene for sale to the petrochemical industry. The total investment for this plant was SEK403 million. At Preemraff, Preem Petroleum AB is currently constructing a postfractionater to the mild-hydrocracker unit, which will ultimately require an investment of approximately SEK88 million. The postfractionater, construction of which we expect to be completed later this year, will enable Preem Petroleum AB to produce more diesel and less heavy fuel oil as well as less heating oil at Preemraff.

Description of certain indebtedness

        As of December 31, 2002, we had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding shareholder loans) of SEK6,324 million. We also had unused commitments of SEK2,283 million. As of December 31, 2002, our indebtedness bore interest at a weighted average rate per year of 7.2%.

  Long-term debt

        As of December 31, 2002, we had long-term debt (including SEK550 million of current portion of long-term debt) of SEK6,103 million. All of this indebtedness is unsecured, except for SEK42 million secured by real estate mortgages. The following credit facilities relate to long-term debt incurred to a variety of banks:

  •
  $50 million term loan facility to Preem Petroleum AB (of which $50 million was outstanding as of December 31, 2002). The loan matures on January 10, 2006.

  •
  SEK42.2 million term loan facility, secured by real estate mortgages, to Preem Petroleum AB (of which SEK42.2 million was outstanding as of December 31, 2002). The loan's planned amortization schedule indicates full amortization on December 15, 2014, but we may repay the loan in March 2005.

  •
  $55 million term loan facility to Preem Petroleum AB (of which $55 million was outstanding as of December 31, 2002). The loan matures on June 28, 2010.

  •
  SEK150 million term loan facility to Preem Finans AB (of which SEK150 million was outstanding as of December 31, 2002). The loan matures on June 30, 2004.

  •
  $25 million revolving credit facility to Preem Finans AB (of which $25 million was drawn as of December 31, 2002). This facility is available until January 25, 2005.

  •
  SEK150 million term loan facility to Preem Finans AB (of which SEK150 million was outstanding as of December 31, 2002). The loan matures on March 1, 2005.

  •
  SEK300 million term loan facility to Preem Finans AB (of which SEK300 million was outstanding as of December 31, 2002). The loan matures on March 11, 2007.

  •
  SEK200 million term loan facility to Preem Petroleum AB (of which SEK200 million was outstanding as of December 31, 2002). The loan matures on December 31, 2006.

  •
  SEK235 million term loan facility to Preem Petroleum AB (of which SEK235 million was outstanding as of December 31, 2002). The loan matures on March 1, 2010.

  •
  SEK1,200 million term loan facility to Syrhåla Handelsbolag (of which SEK1,200 million was outstanding as of December 31, 2002). The loan matures on February 9, 2005.

  •
  €291 million bond loan to Preem Holdings AB (of which €291 million was outstanding as of December 31, 2002). The loan matures on October 1, 2011.

  Overdraft

        As of December 31, 2002, we had no drawings under overdraft facilities of SEK258 million.

  Short-term debt

        As of December 31, 2002, we had short-term debt of SEK771 million (including SEK550 million of current portion of long-term debt), and an additional SEK2,025 million of available unused commitments under such short-term debt facilities.

  Shareholder loans

        As of December 31, 2002, we owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated intercompany loan with no maturity date.

Long-Term Financial Obligations and Other Commercial Commitments

        The following table summarizes the contractual principal maturities of long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2002.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Shareholder loans	242	—	—	—	242
Other Long-term Debt Obligations	6,103	550	1,181	948	3,424
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	446	93	169	153	31
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet	—	—	—	—	—
Total	6,791	643	1,350	1,101	3,697

  C.    Research and development, patents and licenses, etc.

        None.

  D.    Trend information

        The early part of 2003 has been dominated by uncertainty surrounding the war in Iraq and the duration of that war, together with the strike situation in the Venezuelan oil industry. The market price for crude oil increased from approximately $30 per barrel to approximately $35 per barrel from December 31, 2002, to March 10, 2003 and then fell dramatically to approximately $28 per barrel by the end of March 2003. Our refining margins have increased during this period, in particular because of high market prices on gasoil.

        To assure that we have sufficient cash flow for the next twelve months, during which we expect to make significant investments, Preem Petroleum AB has ensured a refining margin for half of the production from the refineries during 2003. This was accomplished by selling finished products and buying crude oil on the forward market, by entering into derivative contracts.

Item 6.    Directors, Senior Management and Employees

  A.    Directors and senior management

        As discussed in greater detail in Item 7 below, Mr. Al-Amoudi indirectly owns all the outstanding shares of Preem Holdings AB and Preem Petroleum AB. Through such ownership, Mr. Al-Amoudi indirectly has the right to make binding nominations for the appointment of members of the board of directors for both Preem Holdings AB and Preem Petroleum AB. All four of the directors of Preem Holdings AB are designees of its parent company, Corral Petroleum Holdings AB. The following table sets forth certain information with respect to the directors and executive officers of Preem Holdings AB. The second table sets forth information with respect to the directors and executive officers of our operating company, Preem Petroleum AB.

Preem Holdings AB

Name	Age	Position(s)
John P. Oswald	43	Director, Chairman of the Board
Richard Öhman	51	Director
Karim Karaman	36	Director, President
Lars Nelson	61	Director
Per Höjgård	54	Chief Financial Officer
Helen Olinder	39	Vice-President, Legal Affairs

        All of the directors of Preem Holdings AB have been appointed with effect as of April 23, 2003. Our board members can be contacted at our registered offices.

Preem Petroleum AB

Name	Age	Position(s)
Lars Nelson	61	Director, President and CEO, until January 7, 2003
Michael G:son Löw	51	Director, President and CEO, since January 7, 2003
Sven-Eric Zachrisson	53	Director, Chairman of the Board
Rolf Dahlgren	60	Director
Per-Olof Eriksson	65	Director
Bengt Gustafsson	69	Director
Ghazi Habib	53	Director
Jan-Olof Larsson	51	Director
Carl-Johan Åberg	72	Director
John P. Oswald	43	Director
Richard Öhman	51	Director
Karim Karaman	36	Director
Bassam Aburdene	54	Director
Per Höjgård	54	Chief Financial Officer
Freddie Linder	56	Senior Vice-President, Swedish Market
Robert Onsander	52	Senior Vice-President, Supply and Refining

        John P. Oswald has been a director and Chairman of the Board of Preem Holdings AB since February 2001 and a director of Preem Petroleum AB since 1999. Mr. Oswald devotes approximately 25% of his time to Preem Holdings AB and Preem Petroleum AB. Mr. Oswald also has served as a director of Corral Petroleum Holdings AB since April 1999. Since 1994, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant/investment banking services to Corral Petroleum Holdings AB and Preem Holdings AB. See "Related Party Transactions" under Item 7.B below. Since 1997, Mr. Oswald has been a general partner and the Chief Executive Officer of Bridge East Capital, a private equity fund. Mr. Oswald is a member of the board of directors of a number of privately held companies.

        Richard Öhman has been a director of Preem Holdings AB since February 2001 and a director of Preem Petroleum AB since 1994. Mr. Öhman has served as President and Chief Executive Officer of Corral Petroleum Holdings AB since April 1999 and has been a director of that company since 1994. From 1996 to 1999, he served as President and Chief Executive Officer of Midroc Scandinavia AB, the holding company of a group of companies active in the field of industrial construction, repair and maintenance, in which Mr. Al-Amoudi has a majority shareholding. Since 1993, Mr. Öhman has been Director of Business Development at International Construction Management Consultants (UK) Limited. From 1991 to 1992, Mr. Öhman was in charge of Management and Business Development at ABV Rock Group KB, based in Riyadh. From 1983 to 1991, he was involved in International Project Financing at ABV AB/NCC AB, Stockholm.

        Karim Karaman has been a director and President of Preem Holdings AB since February 2001 and a director of Preem Petroleum AB since August 2001. Mr. Karaman also has served as a director of Midroc Scandinavia AB since 1999. From 1993 to 1999, Mr. Karaman served as Vice-President of Private Banking for ABN AMR in Amsterdam, Paris and Geneva, specializing in the Middle East.

        Lars Nelson has been a director of Preem Holdings AB since February 2001 and President, Chief Executive Officer and a director of Preem Petroleum AB since 1996 until January 7, 2003. From 1981 to 1996, he was the President of Scanraff. Preem Petroleum AB has employed Mr. Nelson in various capacities since 1974. He also serves as a member of the board of directors of SAMIR, which is majority-owned by Corral Petroleum Holdings AB, and Midroc Industries AB a subsidiary of Midroc Scandinavia AB.

        Per Höjgård has been Chief Financial Officer of Preem Holdings AB since February 2001 and Chief Financial Officer of Preem Petroleum AB since 1990. Mr. Höjgård has served in similar positions in several public industrial companies. Before his employment with Preem Petroleum AB, he was partner in a management consultancy company from 1985 to 1990.

        Helen Olinder has been Vice-President, Legal Affairs of Preem Holdings AB since December 2002. Mrs. Olinder has been General Counsel of Preem Petroleum AB since 2002. She joined Preem Petroleum as Legal Counsel in 1998.

        Michael G:son Löw has been President and Chief Executive Officer of Preem Petroleum AB since January 2003. Before joining Preem Petroleum AB, Mr. Löw worked for almost 27 years for the American oil company Conoco Inc. He has held a number of top management positions in Europe, Asia and the United States, covering for example, marketing, supply and trading, refining and finance. He was a member of Conoco's European and Asian leadership teams, a board member of several local affiliates and Chairman of Conoco's Nordic operation.

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

        Ghazi Habib has been a member of the board of directors of Preem Petroleum AB, since its acquisition by Corral Petroleum Holdings AB in 1994 and has served as director of Corral Petroleum Holdings AB since 1994 and as President from 1994 to 1999. From 1992 to 1993, Mr. Habib served as Senior Vice President of corporate engineering for Saudi Arabian Marketing and Refining Company. He holds directorships at SAMIR, Midroc Scandinavia AB and Svenska Petroleum Exploration AB.

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

        Bassam Aburdene has been a director of Preem Petroleum AB since August 2001. Mr. Aburdene also has served as a director of SAMIR since June 1996 and of Fortuna Holdings Company, which is a wholly owned subsidiary of Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi, since June 1995. Until April 2002, Mr. Aburdene also served as a director of Midroc Scandinavia AB. Since 1985, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant/investment banking services to Corral Petroleum Holdings AB and Preem Holdings AB. See "Related Party Transactions" under Item 7.B. herein. Mr. Aburdene is also a member of the board of directors of a number of privately held companies.

        Freddie Linder has been Division Manager, Swedish Market of Preem Petroleum AB since 1996. From 1994 to 1996, Mr. Linder served as Manager, Business Development at Preem Petroleum AB. From 1990 to 1994, Mr. Linder was President of Svenska Petroleum Exploration AS. Prior to this position, he held various technical positions in the international upstream sector, including as technical manager for Svenska Petroleum Exploration AB from 1987 to 1990. He has been active in the petroleum business since 1971.

        Robert Onsander has been Senior Vice President, Supply and Refining of Preem Petroleum AB since January 2002. Prior to this position, Mr. Onsander worked as an independent business consultant mainly servicing the petrochemical industry. From 1994 to 2000, Mr. Onsander also held various positions at Borealis A/S, a petrochemical company mainly producing polyethylene, propylene and plastics raw materials, including site manager, and President of Borealis AB, Sweden, and Business Unit Vice President for Oleofins at the head office of Borealis A/S in Lyngby, Denmark.

  B.    Compensation

        Preem Holdings AB did not pay any compensation to its directors or executive officers in 2002. Preem Petroleum AB paid an aggregate amount in compensation of SEK13.0 million, including bonuses of SEK0.6 million, in 2001 to its executive officers and directors (15 persons) and SEK13.1 million, including bonuses of SEK0.2 million, in 2002 (15 persons). Bonuses were determined by the board of directors of Preem Petroleum AB pursuant to provisions of employment agreements between Preem Petroleum AB and the individual executive officers.

Employment Agreements

        Messrs. Löw, Höjgård, Linder, Onsander and Mrs. Olinder are each party to an employment agreement with Preem Petroleum AB. Each of these agreements provides compensation for employment services including a fixed annual salary as specified in the agreement and, except for Mrs. Olinder, an annual bonus to be determined by the board of directors of Preem Petroleum AB, as well as certain pension and insurance benefits. Under the terms of each agreement, except for Mrs. Olinder's, Preem Petroleum AB may terminate the respective party's employment on 24-months' notice.

        Under the terms of their employment agreements, each of Messrs. Höjgård, Linder and Onsander is entitled to 24-months' notice of termination of his employment agreement by Preem Petroleum AB and to payment of his full salary during such 24-month notice period. However, if such termination is based on gross negligence or serious breach of contract on the part of the respective employee, no termination payment is due. In addition, the employment agreements of Messrs. Höjgård, Linder and Onsander provide that any other compensation that each of them may be receiving while they are entitled to termination payment reduce their respective entitlement to termination payment by the amount of the compensation received.

        Mr. Löw's employment agreement contains a non-competition clause according to which Mr. Löw may not work for a competitor for six months following the end of his employment with Preem Petroleum AB.

Loans to Management

        As of the date of this annual report, neither Preem Holdings AB nor Preem Petroleum AB had any loans outstanding with its management and, except for management or employment contracts, neither company has entered into transactions with its management.

  C.    Board practices

        Preem Holdings AB's board of directors currently has four members. Under our articles of association, we are required to have a minimum of three directors and at least two directors must be present for there to be a quorum. Directors are appointed at each annual general shareholders' meeting and serve until the end of the next annual general shareholders' meeting, unless they retire or are replaced during that period. Our current directors were appointed in April 2003 and will serve until the end of our 2004 annual general shareholders' meeting. Directors may be removed without cause by a resolution of the shareholders. Our directors have the power to manage our business and to use all of the powers of the Company not inconsistent with the Swedish Companies Act. Other than as described in "Compensation" above, we have not entered into any service contracts with any of our directors or any directors of our subsidiaries providing for benefits upon termination of employment. Our board of directors has not established any board committees as of the date of this annual report.

        Under the Swedish Companies Act, a director may not take part in decisions relating to agreements between that director and the company, agreements between the company and third parties if that director has a material interest in the matter that may conflict with the interest of the company, and agreements between the company and a legal entity that is represented by that director. Compensation for our directors is determined at the annual general shareholders' meeting. We also pays for all travel, hotel and other expenses incurred by its directors in connection with their attendance at board meetings or otherwise in connection with the discharge of their duties.

  D.    Employees

        We employed an average of approximately 1,995 persons in 2002, 2,035 in 2001 and 2,030 in 2000. Almost all of our employees are subject to collective bargaining arrangements. We believe that our relations with our employees are good. We have not been involved in any material labor disputes or experienced any disruptions in production as a result of union activities in the last five years. As part of our continuing cost-cutting program, we have reduced the average number of our employees from approximately 2,035 in 2001 to approximately 1,995 as of December 31, 2002.

  E.    Share ownership

        None of the officers or directors of Preem Holdings AB or Preem Petroleum AB hold any shares in either company, and neither company has granted any option rights to any of its respective officers, directors or employees.

Item 7.    Major Shareholders and Related Party Transactions

  A.    Major shareholders

        Mr. Al-Amoudi acquired all of the outstanding shares of the company, then called OK Petroleum, in 1994, and its name was changed to Preem Petroleum AB in 1996. As of the date of this annual report, Preem Petroleum AB is wholly owned by Preem Holdings AB, which is a wholly owned subsidiary of Corral Petroleum Holdings AB, which in turn is a wholly-owned subsidiary of Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi. Preem Holdings AB's share capital consists of 5,000 authorized shares of common stock, par value SEK100 per share, all of which are currently issued and outstanding. Through this ownership Mr. Al-Amoudi indirectly has the right to make binding nominations for the appointment of members of the board of directors for both Preem Holdings AB and Preem Petroleum AB and to determine the outcome of any action requiring shareholder approval, including election and removal of their directors, amendments to their charter, mergers and other extraordinary corporate actions and the items thereof.

        Mr. Al-Amoudi also, directly or indirectly, controls Svenska Petroleum Exploration AB and has a majority interest in SAMIR and Midroc Scandinavia AB. Although these related companies currently do not directly compete with Preem Petroleum AB in its primary markets, we cannot assure you that they will not compete with Preem Petroleum AB in the future. Some of the directors and executive officers of Preem Holdings AB, Preem Petroleum AB and Corral Petroleum Holdings AB also act as directors or executive officers with some of these related companies. Preem Petroleum AB also has engaged in commercial transactions with some of these related companies from time to time. If either Preem Petroleum AB or Preem Holdings AB enters into any such transactions with any of these related companies, it intends to do so on terms no less favorable than those it could have obtained from unrelated third parties. Nonetheless, such transactions could result in conflicting interests. See also "Share Ownership" under Item 6.E. herein.

  B.    Related party transactions

Capital Trust Group

        Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly owned subsidiary of Capital Trust SA acted as our advisor in connection with our offerings of senior secured notes in 2001. For these services we paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes and 1.5% of the gross proceeds from the July 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to us. The existing contract governing these services, which Corral Petroleum Holdings AB assigned to us in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services. Mr. John P. Oswald, a director and Chairman of our Board, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA. We believe that the foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Midroc Scandinavia AB

        Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, we paid SEK137 million in 2002. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided. We believe that the foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Shareholder Loan

        As of December 31, 2002, Preem Holdings AB owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated shareholder loan with no maturity date (the "Corral Loan").

        We loaned the proceeds of the April 2001 offering of the senior secured notes (net of the initial purchasers' discount, the expenses of such offering and an amount equal to the first interest payment due on the notes) to our wholly-owned operating subsidiary, Preem Petroleum AB, pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of the Corral Loan.

        In connection with the right to receive the approximately €27 million portion of the Corral Loan being assigned by Corral Petroleum Holdings AB to Preem Holdings AB, we incurred a corresponding subordinated shareholder debt to Corral Petroleum Holdings AB pursuant to an interest-free subordinated shareholder loan with no maturity date. This loan is subordinated to the notes.

Intercompany Loans

        On April 10, 2001, the intercompany loans owed to us by Preem Petroleum AB, which consisted of the approximately €223 million loan of a portion of the proceeds of the April 2001 offering of the senior secured notes and the approximately €27 million remaining balance of the Corral Loan assigned to us, were restructured into a single intercompany loan. The SEK2,277 million principal amount of this restructured loan equaled the Krona equivalent, on April 10, 2001, of the principal amount of the notes issued on such date. The resulting loan is subject to a security assignment to the trustee, on behalf of the holders of the notes, to secure the notes. The loan has the same maturity as the notes, will be non-interest-bearing, subordinated with a 179-day standstill provision, and will default in the event that indebtedness in excess of SEK150 million in the aggregate under any loan agreement or other credit facility of Preem Petroleum AB is declared prematurely due and payable or placed on demand as a result of an event of default. The loan is subordinated to the existing and future debt of Preem Petroleum AB, and certain of Preem Petroleum AB's creditors will be given the right to enforce this subordination.

        Following the July 20, 2001 offering of an additional tranche of senior secured notes, we distributed a portion of the proceeds of this offering equal to approximately €22.5 million to our parent company, Corral Petroleum Holdings AB. This distribution took the form of two interest-free loans by us to Corral Petroleum Holdings AB. These interest-free loans were made in accordance with the restricted payments covenant set forth in the indenture related to the senior secured notes.

Svenska Petroleum Exploration AB

        Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB. The liability associated with such cash management services amounted to SEK286 million as of December 31, 2002 and represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited. We believe the foregoing transaction was entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

  C.    Interests of experts and counsel

        Not applicable.

Item 8.    Financial Information

  A.    Consolidated Statements and Other Financial Information

Preem Holdings AB and Preem Petroleum AB Consolidated Financial Statements

        See "Item 18—Financial Statements" and the financial statements referred to therein.

Legal Proceedings

        We are involved in various legal proceedings incidental to the conduct of our business, including those described below.

  Environmental

        We have leased the Finnberget storage depot since 1987, and our lease agreement terminated in September 2001. Our lease agreement has a provision limiting our liability for any decontamination to a maximum of SEK4 million. We are in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. We have filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in our favor, we may be liable for all or part of the decontamination of this site. In November 2001, the district court declined jurisdiction holding that the matter should be brought in the environmental court. In December 2001, we appealed this decision to the Stockholm Court of Appeals for civil matters. We received a decision in our favor on our appeal. The landlord petitioned for an appeal, which was denied by the Supreme Court. As a result, the case will now be tried in the district court. The total cost of decontamination depends on the intended future use of the site. The total estimated decontamination cost for future industrial use would be approximately SEK40 million. The total estimated decontamination cost for future housing use would be approximately SEK75-120 million.

  Tax

        In November 1998, the Swedish tax authorities charged us additional VAT and penalties of approximately SEK64.9 million relating to an audit of our 1994 tax year. The tax authorities' decision to charge us additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem-credit card sales in 1994. In December 1998, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in our favor in October 2001. The court confirmed that VAT is to be paid by the end-consumer and not by us. In December 2001, the Swedish tax authorities appealed the judgment of the County Administrative Court of Stockholm to the Fiscal Court of Appeal and this appeal is pending. Following our successful appeal, we have, in accordance with Swedish generally accepted accounting principles, dissolved the reservation made for the additional VAT in 2001 in the amount of SEK54 million. After the Swedish tax authorities filed their appeal in December 2001, we decided not to reestablish the resolved reserve. If the appeal is successful, our VAT liability may be affected for a total of three years.

  Competition

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK740 million in total fines, the Swedish Competition Authority has demanded that the City Court impose fines on Preem Petroleum AB of SEK85 million. This claim has been adjusted to SEK81 million. The Competition Authority claims that Preem Petroleum AB participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and we expect the court to announce its judgment in May 2003.

        The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market. In connection with its investigation, the Competition Authority obtained documents from all five major oil companies in November 2000, including Preem Petroleum AB. We can offer no assurance that the Swedish Competition Authority will not initiate legal action against Preem Petroleum AB in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company's turnover.

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

Dividend Policy

        For a description of the Company's dividend policy please refer to "Selected financial information" in Item 3 herein.

  B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2001, the date of the last audited consolidated financial statements included in this annual report, please refer to Note 29 to the consolidated financial statements of Preem Holdings AB in Item 18 herein. For a discussion of changes in accounting principles please refer to Note 1 to the Preem Holdings AB consolidated financial statements in Item 18 herein.

Item 9.    The Offer and Listing

  A.    Offer and listing details

        Not applicable.

  B.    Plan of distribution

        Not applicable.

  C.    Markets

        Our senior secured notes issued in 2001 are listed and traded on the Luxembourg Stock Exchange.

  D.    Selling shareholders

        Not applicable.

  E.    Dilution

        Not applicable.

  F.    Expenses of the issue

        Not applicable.

Item 10.    Additional Information

  A.    Share capital

        Not applicable.

  B.    Memorandum and articles of association

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

        Section 6 of our Articles of Association states that our board of directors shall consist of not less than three and not more than six members. The board members shall be elected yearly at the ordinary shareholders' meeting for the period until the end of the following ordinary shareholders' meeting.

        All shares carry equal rights in the Company. A shareholder may vote the full amount of shares owned or represented by him. Our shares may be freely transferred and acquired. A shareholder that wishes to participate in a shareholders' meeting must be registered in our share register at the time the meeting takes place. According to the Swedish Companies Act, a notice convening an ordinary shareholders' meeting or an extraordinary shareholders' meeting to decide upon an amendment or alteration to our Articles of Association must be given no earlier than six weeks and no later than four weeks prior to such meeting. Under the Swedish Companies Act, any amendment to our Articles of Association that would result in a change in the legal relationship between shares is subject to the support of all shareholders in attendance at such shareholders' meeting, provided that such shareholders in attendance at such meeting represent at least 90% of the total number of outstanding shares of the Company.

        Our Articles of Association state that ordinary shareholders' meetings shall be held before the end of June each year, in Stockholm. Notice of all shareholders' meetings shall be announced in Post-och Inrikes Tidningar (the Swedish Official Gazette) and in Svenska Dagbladet or another newspaper with nationwide circulation. Shareholders' meetings shall be convened by the chairman of the board of the company or by a person designated by the board. The following matters are to be addressed at the ordinary shareholders' meetings:

  •
  Election of chairman of the meeting;

  •
  Preparation and approval of the voting list for the meeting;

  •
  Approval of the proposed agenda for the meeting;

  •
  Election of one or two persons to verify the minutes of the meeting;

  •
  Question as to whether the meeting has been duly convened;

  •
  Presentation of the annual report and the accountant's report and the group accounts and auditor's report for the group;

  •
  Resolutions in respect of adoption of the profit and loss account and balance sheet and the consolidated profit and loss account and consolidated balance sheet;

  •
  Resolution in respect of allocation of the company's profit or loss in accordance with the adopted balance sheet;

  •
  Resolution in respect of the discharge from liability of the members of the board and the managing director;

  •
  Resolution in respect of fees to the members of the board, the accountants and deputy accountants;

  •
  Election of board members and, where applicable, accountants, deputy accountants or a registered public accounting firm; and

  •
  Other matters to be processed at the shareholders' meeting pursuant to the Companies Act (1975:1385) or the articles of association.

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

  C.    Material contracts

        Other than as already disclosed elsewhere in this annual report under Item 4, we have not entered into any material contracts during the prescribed time period.

  D.    Exchange controls

        There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold our shares. Since January 1, 1993, there have been no limitations imposed by Swedish law on the right of non-residents or non-citizens of Sweden to hold or vote our shares.

  E.    Taxation

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

        As used herein, a "Non-Swedish Holder" means a holder of a note that is:

  •
  an individual who is not a resident of Sweden and that has no connection to Sweden under Swedish law other than his/her investment in the notes; or

  •
  an entity not organized under the laws of Sweden. As used herein, a "United States Holder" means a beneficial owner of a note that is:

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

United States

        The following summary deals only with notes held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"), by United States Holders, and does not deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt entities, persons holding notes as a part of a constructive sale, straddle, hedging, or conversion transaction or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that own (or are deemed for United States tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of Preem Holdings, persons that have a principal place of business or "tax home" outside the United States or persons whose "functional currency" is not the Dollar. The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

        If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If the United States Holder is a partner of a partnership holding the notes, we urge such holder to consult its tax advisors.

  Payment of Interest

        Interest on the notes will generally be taxable to a United States Holder as ordinary income at the time that such interest accrues or is received, in accordance with the United States Holder's regular method of accounting for United States federal income tax purposes.

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

  Amortizable Bond Premium

        A United States Holder who purchased a note for an amount that exceeds the sum of all amounts payable on the instrument after the purchase date (other than stated interest), is considered to have purchased the note at a "premium." A United States Holder generally may elect to amortize the bond premium over the remaining term of the note on a constant yield method. If a United States Holder makes this election, the United States Holder will reduce the amount of interest required to be included in income each year on the note by the amount of amortizable bond premium allocable to that year, based on the note's yield to maturity. However, if the note was purchased at a time when the note may be optionally redeemed for an amount in excess of its principal amount, special rules would apply that could result in a deferral of a portion of the amortization of bond premium until later in the term of the note. The amortizable bond premium will be computed in the units of foreign currency in which the note is denominated, and the amortizable bond premium will reduce interest income in units of foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time the amortized bond premium offsets interest income and the time the United States Holder acquired the note is generally taxable as ordinary income or loss. If the United States Holder makes an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludable from gross income, that the United States Holder holds at the beginning of the first taxable year to which the election applies or that the United States Holder thereafter acquires, and this election may not be revoked without the consent of the Internal Revenue Service. If such an election to amortize bond premium is not made, a United States Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such United States Holder's gain or loss upon the sale or other disposition or payment of the principal amount of the note.

  Market Discount

        If a United States Holder purchased, subsequent to its original issuance, a note for an amount that is less than its principal amount, the amount of the difference generally is treated as "market discount," unless such difference is less than a specified de minimis amount. If a note has market discount, a United States Holder will be required to treat any gain on the sale, exchange, retirement or other disposition of such note as ordinary income to the extent of the lesser of (i) the amount of such gain, and (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such disposition. If a United States Holder makes a gift of a note, accrued market discount, if any, will be recognized as if such United States Holder has sold such note for a price equal to its fair market value. In addition, a United States Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the United States Holder elects to accrue market discount on a constant interest method. Market discount must be accrued in units of foreign currency, and translated into Dollars at the spot rate on the date the note is disposed of. No part of such accrued market discount will result in exchange gain or loss. A United States Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rules described above regarding the treatment of gain as ordinary income upon the disposition of a note and the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If this election is made, market discount included in income will generally be treated as interest, and the rules for translating interest denominated in a foreign currency into Dollars will apply. See "—Payment of Interest" above.

  Sale, Exchange or Retirement of the Notes

        A United States Holder generally will recognize gain or loss on the sale, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts received in respect of accrued interest, which will be taxable as interest income) and the United States Holder's adjusted tax basis in the note. If a United States Holder receives foreign currency on such a sale, exchange or retirement, the amount realized will be the Dollar value of the foreign currency on the date the payment is received. Assuming the note is traded on an established securities market, a cash basis United States Holder (or, upon election, an accrual basis United States Holder) will determine the Dollar value of the amount realized by translating the foreign currency payment at the spot rate of exchange on the settlement date of the sale. A United States Holder's adjusted tax basis in a note generally will be the United States Holder's cost therefor, increased by any market discount previously included in income by the United States Holder and reduced by any amortized bond premium and any cash payments on the notes other than qualified stated interest. The amount of any adjustments to such United States Holder's tax basis in the notes will be the Dollar value of the foreign currency amount of the adjustment, determined on the date of such adjustment.

        Except as discussed above with respect to market discount and below with respect to foreign currency gain or loss, gain or loss recognized by a United States Holder on the sale, exchange or retirement of a note generally will be long-term capital gain or loss if the United States Holder has held the note for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

        Gain or loss realized upon the sale, exchange or retirement of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the Dollar value of the foreign currency principal amount of the note, determined on the date such payment is received or the note is disposed of, and the Dollar value of the foreign currency principal amount of the note, determined on the date the United States Holder acquired the note. For these purposes, the foreign currency principal amount of a note will be the United States Holder's foreign currency purchase price for the note. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the United States Holder on the sale, exchange or retirement of the note.

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

  Foreign Tax Credit

        For United States foreign tax credit purposes, interest on a note generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation (basket) for passive income. If the interest is subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the interest may be considered "high withholding tax interest" for purposes of computing the United States foreign tax credit. If a United States Holder is predominantly engaged in the active conduct of a banking, insurance, financing, or similar business, the interest may be considered "financial services income" for purposes of computing the United States foreign tax credit, provided that such amounts do not constitute "high withholding tax interest," as described above. Gain or loss realized by a United States Holder on the sale or other disposition of a note generally will be treated as a United States-source gain or loss. United States Holders are encouraged to consult their own tax advisors regarding the application of the sourcing rules for foreign tax credit purposes as it relates to their own circumstances.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal and interest on a note and to the proceeds of the sale of a note made to United States Holders other than certain exempt recipients (such as corporations). Backup withholding at a current rate of 30% will apply to such payments if the United States Holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the United States Holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

  F.    Dividends and paying agents

        Not applicable.

  G.    Statements by experts

        Not applicable.

  H.    Documents on display

        Any of the documents referred to above may be viewed at our principal executive offices at Sandhamnsgatan 51, S-11590, Stockholm, Sweden. You may also read and copy the registration statement we filed on August 28, 2001 in connection with the exchange offer of our senior secured notes, the exhibits to such registration statement and the reports and other information filed by us or to be filed by us in accordance with the Securities Exchange Act of 1934, as amended, at the Public Reference Section of the Securities and Exchange Commission (the "SEC") at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such materials may also be obtained by mail from the Public Reference Room of the SEC at prescribed rates. To obtain further information on the operation of the Public Reference Room of the SEC, please call +1-800-SEC-0330. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

  I.    Subsidiary information

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

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) during this period was $18.68/barrel in December 2001, while the three-year high was $32.77/barrel in September 2000. Monthly average prices decreased by as much as $7.48 from November to December 2000, by $5.08/barrel from September to October 2001 and $4.66/ barrel from November to December 2002.

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

  •
  Hedging Activities/Hedge of Inventory: As of December 31, 2002, we had a long position in derivative contracts of Brent crude oil and oil products of 114 000 m3. The unrealized loss at the year-end was SEK54 million ($6.1 million).

  •
  Trading Activities: As of December 31, 2002, the following commodity derivative contract was not treated as a hedge: a long position on trading of 3000m3. The unrealized profit at the year-end was SEK0.04 million ($0.005 million).

  •
  Hedging Activities/Hedge of refining margin: As of December 2002, 60.0 million barrels of the year 2003 and 2004 refinery production was secured at a refining margin of $2.818/barrel. The unrealized loss at the year end was SEK 170.3 million ($19.3 million).

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

        In 2002, we estimate that we received 70% of our revenues in Dollars and 30% in Kronor and that we incurred 80% of our costs and expenses in Dollars and 20% in Kronor. In 2001, we estimate that we received 63% of our revenues in Dollars and 37% in Kronor and that we incurred 77% of our costs and expenses in Dollars and 23% in Kronor. In 2000, we estimate that we received 71% of our revenues in Dollars and 29% in Kronor and that we incurred 76% of our costs and expenses in Dollars and 24% in Kronor. As of December 31, 2002, our Krona-denominated fixed-rate indebtedness totaled SEK535 million and our Krona-denominated variable-rate indebtedness totaled SEK1,742 million. As of December 31, 2002, our Dollar-denominated fixed-rate indebtedness totaled $105 million and our Dollar-denominated variable-rate indebtedness totaled $25 million. As of December 31, 2002, our Euro-denominated fixed-rate indebtedness totaled €291 million.

        The table below presents, as of December 31, 2002 and 2001, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from the Preem Petroleum AB and from the Preem Holdings AB consolidated financial statements.

	2002	2003	2004	2005	2006	2007	Thereafter	Total Value	% of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	—	300	235	535	9%	574
Variable rate debt—amount due	—	550	701	259	4	203	25	1,742	28%	1,742
Dollar-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	441	—	486	927	15%	1,006
Variable rate debt—amount due	—	—	—	221	—	—	—	221	4%	221
Euro-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	—	—	2,678	2,678	44%	2,316
Krona-denominated indebtedness as of December 31, 2001:
Fixed rate debt—amount due	—	—	—	—	—	—	64	64	1%	61
Variable rate debt—amount due	16	60	179	33	165	35	1,012	1,500	26%	1,500
Dollar-denominated indebtedness as of December 31, 2001
Fixed rate debt—amount due	—	—	—	—	534	—	—	534	9%	555
Variable rate debt—amount due	—	—	587	267	—	—	—	854	15%	854
Euro-denominated indebtedness as of December 31, 2001:
Fixed rate debt—amount due	—	—	—	—	—	—	2,874	2,874	49%	2,845

(1)
Includes current portion. Preem Holdings AB and its subsidiaries had, as of December 31, 2002, cash and cash equivalents in foreign currencies amounting to SEK251 million of which the equivalent of SEK198 million were denominated in Dollars, the equivalent of SEK21 million were denominated in Euro and the equivalent of SEK32 million were denominated in other European currencies.

  Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either December 31, 2002 or December 31, 2001. As of December 31, 2001, SEK3,472 million of our indebtedness required payment at fixed rates and SEK2,354 million required payment at variable rates. As of December 31, 2002, SEK4,140 million of our indebtedness required payment at fixed rates and SEK1,963 million required payment at variable rates.

        The table below presents, as of December 31, 2002 and 2001, principal cash flows and related weighted average interest rates by expected maturity dates, which are derived from the Preem Petroleum AB and Preem Holdings AB Consolidated Financial Statements, respectively.

	2002	2003	2004	2005	2006	2007	Thereafter	Total Value	% of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
As of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	441	300	3,399	4,140	68%	3,896
Weighted average interest rate	—	—	—	—	5.6%	6.4%	9.7%	8.9%	—	—
Variable rate debt—amount due	—	550	701	480	4	203	25	1,963	32%	1,963
Weighted average interest rate	—	4.6%	4.5%	3.6%	4.4%	4.3%	4.4%	4.3%	—	—
As of December 31, 2001:
Fixed rate debt—amount due	—	—	—	—	534	—	2,938	3,472	60%	3,462
Weighted average interest rate	—	—	—	—	5.6%	—	10.5%	9.8%	—	—
Variable rate debt—amount due	16	60	766	300	165	35	1,012	2,354	40%	2,354
Weighted average interest rate	4.4%	4.5%	2.5%	3.3%	4.5%	4.5%	4.3%	3.8%	—	—

(1)
Includes current portion.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        Our President and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures within 90 days of the date of this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including our President and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our President and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item 16.    [Reserved]

        Not applicable.

PART III

Item 17.    Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18.    Financial Statements

Item 19.    Exhibits

Exhibit No.	Description of Exhibits
1*	Articles of Association of Preem Holdings AB (publ)
2.1*	Purchase Agreement, dated as of April 3, 2001, by and among Preem Holdings AB (publ), Deutsche Bank AG London, and UBS AG
2.2*	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
2.3*	Form of 10 5/8% Senior Secured Notes due 2011
2.4*	Registration Rights Agreement, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Deutsche Bank AG London, and UBS AG
2.5*	Purchase Agreement, dated as of July 13, 2001, between Preem Holdings AB (publ) and Deutsche Bank AG London
2.6**	Registration Rights Agreement, dated as of July 20, 2001, between Preem Holdings AB (publ) and Deutsche Bank AG London
4.1*	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2*	Shareholder Loan Agreement No. 1B, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB

4.3*	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.4*	Debt Restructuring Agreement, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Corral Petroleum Holdings AB (publ), and Preem Petroleum AB
4.5*	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.6*	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.7*	Scanlube Shareholders' Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.8*	Amendment to Scanlube Shareholders' Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.9***	Scanraff Shareholders' Agreement, dated as of April 17, 2002, by and among Preem Petroleum AB, R&M Holding AB and Skandinaviska Raffinaderi Aktiebolaget Scanraff
4.10***	Transaction Structure Agreement, dated as of April 17, 2002, by and among Preem Petroleum AB, R&M Holding AB and Skandinaviska Raffinaderi Aktiebolaget Scanraff
8	Subsidiaries of Preem Holdings AB (publ)
10.1	Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
10.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

*
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the SEC on July 16, 2001.

**
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the SEC on July 24, 2001.

***
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on April 30, 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PREEM HOLDINGS AB

By:	/s/Karim Karaman
	Name:	Karim Karaman
	Title:	President

By:	/s/Per Höjgård
	Name:	Per Höjgård
	Title:	Chief Financial Officer

Date: April 30, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

        I, Karim Karaman, President of Preem Holdings AB (publ) (the "Company"), certify that:

1.
I have reviewed this annual report on Form 20-F of the Company

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Karim Karaman
Name:	Karim Karaman
Title:	President
Dated:	April 30, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

        I, Per Höjgård, Chief Financial Officer of Preem Holdings AB (publ) (the "Company"), certify that:

1.
I have reviewed this annual report on Form 20-F of the Company

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Per Höjgård
Name:	Per Höjgård
Title:	Chief Financial Officer
Dated:	April 30, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders

Preem Holdings AB

        We have audited the consolidated balance sheets of Preem Holdings AB and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preem Holdings AB and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in Sweden.

        Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States would have affected net income for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 26 to the consolidated financial statements.

        As discussed in Note 26, in 2002 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". As required by SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually.

Stockholm, Sweden
April 23, 2003

/s/ ROLAND NILSSON Authorized Public Accountant KPMG Bohlins AB	/s/ CRONIE WALLQUIST Authorized Public Accountant KPMG Bohlins AB

Preem Holdings AB and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2000, 2001 and 2002

	Year ended December 31,
	2000	2001	2002	2002
	SEK	SEK	SEK	(unaudited—Note 1)
				$
	(in millions)
Revenues (Note 2)	—	46,697	42,178	4,777
Excise duties	—	(10,288)	(8,855)	(1,003)

Sales revenue (Note 2)	—	36,409	33,323	3,774

Cost of goods sold (Note 3)	—	(34,799)	(31,952)	(3,619)

Gross profit	—	1,610	1,371	155

Selling expenses	—	(1,010)	(971)	(110)
Administrative expenses	—	(407)	(422)	(48)
Other operating income (Note 5)	—	268	252	29
Other operating expenses	—	—	(3)	—

Operating income (Notes 4, 6 and 21)	—	461	227	26

Interest income (Note 7)	—	93	47	5
Other financial income (Note 7)	—	(2)	(102)	(12)
Interest expense (Note 7)	—	(491)	(478)	(54)
Other financial expenses (Note 7)	—	(267)	342	39

Income (loss) before taxes	—	(206)	36	4

Income taxes (Note 8)	—	(15)	(180)	(20)
Minority interests	—	(12)	(4)	(1)

Net loss (note 9)	—	(233)	(148)	(17)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2002

	As of December 31,
	2001	2002	2002
			(unaudited—Note 1)
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets (Note10)
Goodwill, net	1,303	1,072	121

Total intangible assets	1,303	1,072	121

Tangible assets (Note 11)
Land and building, net	905	762	86
Plant and machinery, net	3,346	3,786	429
Capitalized turnaround cost, net	96	207	24
Equipment, tools fixtures and fittings, net	695	681	77
Construction in progress	339	291	33

Total tangible fixed assets	5,381	5,727	649

Financial assets
Participations in associated companies (Note 13)	190	5	1
Receivables from associated companies	38	—	—
Other securities held as fixed assets (Note 14)	2	2	—
Other long-term receivables	135	116	13

Total financial assets	365	123	14

Total fixed assets	7,049	6,922	784

Current assets
Inventories (Note 15)	3,751	3,523	399
Accounts receivable	3,219	3,684	417
Receivables from associated companies	133	1	—
Other receivables	267	337	38
Prepaid expenses and accrued income	110	254	29

	7,480	7,799	883

Cash and cash equivalents	959	461	52

Total current assets	8,439	8,260	935

TOTAL ASSETS	15,488	15,182	1,719

The accompanying notes form an integral part of these Consolidated Financial Statements.

	As of December 31,
	2001	2002	2002
			(unaudited—Note 1)
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity (Note 16)
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
Non-restricted equity
Profit brought forward	3,344	3,074	348
Loss for the year	(233)	(148)	(17)

Total shareholders' equity	3,112	2,927	331

Minority interests	134	8	1
Provisions
Pension provision	187	157	18
Deferred tax liability (Note 17)	175	396	45
Other provisions	53	53	6

Total provisions	415	606	69

Liabilities
Long-term liabilities
Shareholder loans (Note 18)	242	242	27
Bond loan (Note 18)	2,874	2,678	303
Liabilities to credit institutions (Note 18)	2,936	2,875	326
Bank overdraft facility (Note 18)	12	—	—
Other long-term liabilities	0	0	0

Total long-term liabilities	6,064	5,795	656

Current liabilities
Liabilities to credit institutions (Note 19)	560	771	87
Advanced payment from customers	150	159	18
Accounts payable	2,019	1,883	213
Liabilities to parent company	149	356	41
Liabilities to associated companies	3	1	—
Income tax payable	18	8	1
Other liabilities (Note 20)	2,091	1,556	176
Accrued expenses and prepaid income (Note 20)	773	1,112	126

Total current liabilities	5,763	5,846	662

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	15,488	15,182	1,719

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2000, 2001 and 2002

	Year ended December 31,
	2000	2001	2002	2002
				(unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Income from operation
Income after financial items	—	(206)	36	4
Adjustments for non-cash items
Depreciation and amortization	—	826	846	96
Non-cash pension refund	—	2	—	—
Unrealized exchange losses	—	231	(429)	(49)
Deferred charges	—	88	12	2
Provisions	—	(66)	(2)	—
Gain on repurchased Bonds	—	—	(23)	(3)
Gain on sale of Subsidiaries	—	—	(1)	—
Gain on sale of fixed assets	—	2	2	—

	—	877	441	50

Taxes paid	—	(57)	(17)	(2)

Cash flow in working capital	—	820	424	48

Decrease (Increase) in inventories	—	765	152	17
Decrease (Increase) in current receivables	—	550	(429)	(48)
(Decrease) Increase in liabilities	—	479	47	5

Cash flow from operating activities	—	2,614	194	22

Investment activities
Acquisition of subsidiaries	—	370	136	15
Investment in intangible fixed assets	—	(13)	(1)	—
Investment in tangible fixed assets	—	(588)	(1,028)	(116)
Sale of tangible fixed assets	—	21	6	1
Sale of subsidiaries	—	—	(123)	(14)
Increase in long-term receivables	—	(121)	2	—

Cash flow used in investment activities	—	(331)	(1,008)	(114)

Financing activities
Shareholders contribution received	—	—	8	1
New loans from credit institutions	—	3,455	825	93
Loans granted	—	(212)	—	—
Payment of loans from credit institution	—	(3,581)	(404)	(46)
Repurchase of bondloan	—	—	(107)	(12)
Dividend paid	—	—	(3)	0
Group contributions received/(paid)	—	(1,000)	—	—

Cash flow (used in) provided by financing activities	—	(1,338)	319	36

Cash flow of the year	—	945	(495)	(56)

Cash and cash equivalents at the beginning of the year	—	—	959	108
Exchange rate difference in cash	—	14	(3)	—

Cash and cash equivalents at the end of the year	—	959	461	52

Supplementary disclosures
Cash flow interest and dividend received
Interest received	—	91	47	5
Interest paid	—	(411)	(476)	(54)
Cash and cash equivalents
Cash and bank balances	—	758	264	30
Short-term investment	—	201	197	22
Total cash and cash equivalents	—	959	461	52

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2000, 2001 and 2002

Note 1. Summary of significant accounting principles

        Amounts are expressed in millions of Swedish Kronor ("MSEK") unless otherwise specified.

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

        On July 20, 2001, Preem Holdings AB issued an additional tranche of senior secured notes in an amount of €55 million creating a single series of €305 million aggregate principal amount of 10 5/8% senior secured notes. Preem Holdings AB distributed approximately €22.5 million of the proceeds from this second offering of notes to Corral Petroleum Holdings AB in the form of two interest-free intercompany loans. The Company has used the remaining proceeds for general corporate purposes.

General accounting principles

        Preem Holdings AB applies the Swedish Annual Accounts Act and complies with the recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries (jointly the "Company" or the "Preem Group"). In the accompanying Consolidated Financial Statements the results of operations and cash flows of Preem Holdings AB for the year ended December 31, 2001 includes the results of operations and cash flows of Preem Petroleum AB for the three months ended March 31, 2001 (the pre-acquisition period). The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 26 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP that affect the Company's consolidated net income and shareholders' equity. The Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements of Preem Petroleum AB included elsewhere in this Annual Report.

        Solely for the convenience of the reader, the 2002 financial statements have been translated from Swedish Kronor (SEK) into U.S. Dollars ($) at the exchange rate of $1.00=SEK8.83 (the exchange rate on December 31, 2002).

Basis of consolidation and translation

        The consolidated accounts include Preem Holdings AB and all companies in which Preem Holdings AB directly or indirectly holds more than 50% of the voting capital. Intercompany transactions are eliminated in consolidation.

        Assets and liabilities of foreign subsidiaries are translated at year end exchange rates. The income statements of foreign subsidiaries are translated at an average exchange rate for the year. Exchange differences arising out of the translation of the financial statements of foreign subsidiaries are recorded directly to the cumulative translation adjustment component of shareholders' equity.

        When foreign subsidiaries and associated companies are divested or liquidated, the accumulated translation difference relating to the divested entity is reported as a realized gain (loss) in the consolidated income statement.

Associated Company accounts

        The equity accounting method is used for those companies in which the Company has significant influence and/or owns between 20% and 50% of the voting capital (the "Associated Companies"). In the Consolidated Balance Sheet, Associated Companies are reported at the original purchase price together with the Company's share of income (loss) earned after the acquisition. Dividends received are recorded as a reduction of the recorded investment. The Company's share in net income (loss) of Associated Companies is included in financial income and expenses.

        The companies in which the Company owns less than 20% are recorded at cost. Dividends received from these companies are recorded in the Consolidated Statement of Operations as financial income.

Joint ventures

        Holdings in joint ventures are consolidated according to the proportional method. This method implies that the companies are accounted for as though they were subsidiaries, with the difference that only the Group's share in the company's revenues and expenses as well as in the assets and liabilities are reported in the consolidated income statement and balance sheet.

The acquisition method

        The Consolidated Financial Statements have been prepared in accordance with the acquisition accounting method. This method means that assets and liabilities acquired are recorded at fair value at the date when control has passed to the company. The difference between the purchase price and the estimated fair value of the net assets acquired is recorded as goodwill. The net income (loss) of companies acquired during the year are included in the Company's Consolidated Statement of

Operations from the date of acquisition and the net income (loss) of companies sold during the year is included through the date of disposal.

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

        Interest is capitalized for assets constructed for the Company's use based on the average amount of accumulated expenditures during the construction period using the Company's current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful life of the respective asset.

Inventories

        Inventories are valued at the lower of cost and net realizable value, whereby cost is calculated according to the FIFO ("first in, first out") principle. Inventory purchases of petroleum products in Dollars are accounted for at the exchange rate applicable on the date of the bill of lading.

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

Other provisions

        Provisions and contingent liabilities are accounted for in the balance sheet when the company has a formal or informal liability as a result of an occurred event, and it is likely that an outflow of resources is required to settle the liability, and a reliable estimate of the amount can be made. Present value estimates are made to account for the time effect of material future payments.

Taxes

        Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Provision for deferred taxes is made to the extent that it is more likely than not that a liability or asset will crystallize in the foreseeable future. Tax legislation in Sweden allows companies to defer their current tax liability by making tax-deductible allocations to untaxed reserves. The deferred tax on these reserves is classified as a provision, while the remaining portion is included within restricted reserves in shareholders' equity.

Depreciation

        Depreciation is calculated on the basis of the historic acquisition cost and the straight-line method of depreciation is used for all assets. The rates of depreciation are based on the economic useful life of the assets as follows:

Goodwill	5-15 years
Machinery and equipment	3-20 years
Capitalized turnaround costs	3-4 years
Buildings	20-50 years
Land improvements	20 years

Goodwill

        Goodwill is amortized over the periods estimated to be benefited using the straight-line method. Goodwill arising from the acquisition of Preem Petroleum AB is amortized over the remaining economic life, approximately 9 years, based on the original goodwill recorded in Corral Petroleum Holdings AB. Preem Petroleum AB's acquisition of the Swedish business of Texaco (in 1989) and BP (in 1991) are judged to have long-term earnings potential and strategic value and are amortized over 15 years. Goodwill is tested for recoverability along with the underlying assets acquired based on expected future cash flows.

Leasing—lessee

        In the consolidated accounts leasing is categorised as either financial or operating leasing. Financial leasing is defined as leasing where the financial risks and benefits connected to the ownership are essentially transferred to the lessee. Otherwise it is considered an operational leasing.

        Assets that are leased according to financial leasing contracts have been reported as assets in the consolidated accounts. The commitment to pay future leasing expenses has been accounted for as long and short term liabilities. These assets are depreciated according to plan while the lease expenses reported as interest and amortization of debt.

        Operational leasing implies that the leasing expense is booked as an expense over the lease period, based on usage.

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

  •
  The instrument must correlate with the future transactions so that the Company's exposure to change in crude oil prices is effectively reduced.

        Unrealized gains and losses are included in the income statement when the underlying transaction actually occurs if the financial instrument is designated and effective as a hedge for such underlying transaction. The Company reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as cost of goods sold in the Consolidated Statement of Operations.

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

Forward oil contracts risk management

        Forward oil contracts are designated as a hedge of oil transaction balances and marked-to-market with the resulting unrealized gain or loss recorded in the Consolidated Statement of Operations to offset the corresponding gain or loss on the related underlying exposure. Unrealized gains or losses on options that are used to hedge anticipated oil transactions are marked-to-market with the resulting unrealized gain or loss recorded in Cost of goods sold.

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

Environmental costs

        Environmental expenditures are expended or capitalized based upon their future economic benefit. Costs, which improve a property's pre-existing condition, and costs that prevent future contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amount can be reasonably estimated.

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

Currency policy

        The Company's operations are in principle Dollar-based. Purchases of petroleum products and a large percentage of the Company's sales are made in this currency. This implies that the Company has a long-position in Dollars. This exposure is balanced by loans raised in Dollars. The reporting currency of the Company is Swedish Kronor.

Estimates and concentrations

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's estimates.

Revenue recognition

        A large majority of the Company's revenues is derived from supply and refining of oil products together with the retail market. Revenue is recognized in the period products are delivered.

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

Advance payments from customers

        Advance payments from customers are accounted for as a current liability until the goods are delivered or the services rendered.

Note 2. Revenues

	Year ended December 31,
	2000	2001	2002
Revenues in Sweden	—	23,728	26,784
Revenues abroad	—	22,969	15,394

Total	—	46,697	42,178

	Year ended December 31,
	2000	2001	2002
Sales revenue
Supply and refining	—	31,289	28,359
Swedish market	—	10,364	10,285
International	—	1,914	2,061
Group eliminations	—	(7,158)	(7,382)

Total	—	36,409	33,323

        Sales revenues in International division includes SEK1,814 million as of December 31, 2001 attributable to Preem Polska, which has been disposed of in December 2002 and SEK 1,948 million as of December 31, 2002.

Note 3. Cost of goods sold

        Includes net foreign exchange differences of SEK331 and SEK182 million for the years 2001 and 2002, respectively.

Note 4. Depreciation and amortization

        Distribution of depreciation and amortization

	Year ended December 31,
	2000	2001	2002
Capitalized turnaround costs	—	71	73
Goodwill	—	229	232
Land and buildings	—	63	62
Plant and machinery	—	340	357
Equipment tools, fittings and fixtures	—	123	122

Total	—	826	846

Distribution of function

	Year ended December 31,
	2000	2001	2002
Cost of goods sold	—	523	539
Selling expenses	—	165	174
Administrative expenses	—	138	133

Total	—	826	846

Note 5. Other operating income

	Year ended December 31,
	2000	2001	2002
Surplus heat supplies	—	53	54
Rental income	—	52	57
Harbor fees	—	53	38
Storage certificates	—	62	65
Commission income	—	3	3
Pension refund	—	3	—
Miscellaneous	—	42	35

Total	—	268	252

Note 6. Operating income (loss) per division

	Year ended December 31,
	2000	2001	2002
	SEK	SEK	SEK
	(in millions)
Operating Income (loss):
Supply and Refining	—	543	1,086
Swedish Market	—	79	116
International	—	(72)	(68)
Other non-allocated income (expense)(1)	—	(89)	(907)

Total Operating Income	—	461	227

(1)
Other non-allocated income (expense) includes corporate cost center, non-recurring items and exchange rate differences.

Note 7. Financial income and expenses

	Year ended December 31,
	2000	2001	2002
Financial income
Interest income, group companies	—	—	—
Interest income, other	—	93	47
Gain on repurchase of Bonds	—	—	23
Miscellaneous financial income	—	—	2
Exchange rate loss	—	(2)	(127)

Total	—	91	(55)

Financial expenses
Interest expense	—	(491)	(478)
Exchange rate gain (loss)	—	(264)	348
Miscellaneous financial expenses	—	(3)	(6)

Total	—	(758)	(136)

Note 8. Income taxes

        Income (loss) before income taxes on a geographic basis is as follows:

	Year ended December 31,
	2000	2001	2002
Sweden	—	(104)	109
Other	—	(102)	(73)

Total	—	(206)	36

        Income tax expenses include the following:

	Year ended December 31,
	2000	2001	2002
Current income tax
Sweden	—	(105)	(100)
Other	—	(4)	(1)

	—	(109)	(101)

Deferred income tax
Sweden	—	94	(79)

Total	—	(15)	(180)

        The current tax expenses include the following:

	Year ended December 31,
	2000	2001	2002
Tax on group contributions	—	92	97
Increase (decrease) in income tax liability	—	6	—
Other	—	11	4

Total	—	109	101

        The principal reasons for the difference between income tax expense (benefit) computed by applying the Swedish statutory tax rate of 28% to income (loss) before income taxes and the actual tax expense (benefit) are set forth below:

	Year ended December 31,
	2000	2001	2002
Income (loss) before taxes	—	(206)	36
Statutory tax rate	—	(28)%	(28)%
Income tax benefit/(expense) at statutory rates	—	58	(10)
Differences in foreign tax rates	—	—	—
Amortization of goodwill	—	(64)	(65)
Losses not currently recognized	—	(47)	(25)
Expenses not deductible	—	(2)	(88)
Taxes attributable to previous year	—	(12)	—
Utilization of tax loss carry-forwards	—	—	13
Nontaxable income	—	52	4
Other	—	0	(9)

Effective income tax	—	(15)	(180)

Effective income tax rate	—	(7)%	500%

        The Company is subject to Swedish income tax on its taxable income in Sweden. The Company attempts to minimize the amount of taxes payable by transferring, to the extent possible, its taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included in the Consolidated Statement of Operations as income taxes generally reflects book entry transfers rather than cash paid or payable. In particular, the Company effects a transfer to its parent company, which is recorded as a "group contribution," which is in the form of a book-entry dividend, so the amount that is transferable on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of the unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder loan. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. In 2001 and 2002 the group paid income taxes of SEK57 million and SEK17 million, respectively.

Note 9. Earnings per share

	Year ended December 31,
	2000	2001	2002
Net loss	—	(233)	(148)
Average number of shares (thousands)	—	5	5
Loss per share (SEK)	—	(46,600)	(29,600)

Note 10. Intangible assets

	Year ended December 31,
	2000	2001	2002
Goodwill
As of beginning of year	—	—	3,461
Acquisitions	—	3,461	1
Exchange rate differences	—	—	1
Divestment/Disposals	—	—	(107)
As of year end	—	3,461	3,356
Goodwill—accumulated amortization
As of beginning of year	—	—	2,158
Acquisition write-down	—	1,929	—
Amortization for the year	—	229	232
Divestment/Disposals	—	—	(106)
As of year end	—	2,158	2,284

Net book value	—	1,303	1,072

Note 11. Tangible assets

	As of December 31,
	2001	2002
Land and buildings—at cost
As of beginning of year	—	964
Acquisitions/Company acquisitions	871	17
Divestment/Disposals	(18)	(139)
Completion of construction in progress	92	57
Effect using proportional consolidation	—	(91)
Exchange rate differences	19	—
As of year end	964	808
Land and buildings—accumulated depreciation
As of beginning of year	—	59
Divestment/Disposals	(8)	(20)
Depreciation for the year	63	62
Effect using proportional consolidation	—	(55)
Exchange rate differences	4	—
As of year end	59	46

Net book value	905	762

Capitalized turnaround cost—at cost
As of beginning of year	—	167
Acquisitions	167	—
Completion of construction in progress	—	186
Effect using proportional consolidation	—	(5)
As of year end	167	348
Capitalized turnaround cost—accumulated amortization
As of beginning of year	—	71
Amortization for the year	71	73
Effects using proportional consolidation	—	(3)
As of year end	71	141

Net book value	96	207

Plant and machinery—at cost
As of beginning of year	—	3,684
Acquisitions/Company acquisitions	3,623	5
Divestment/Disposals	(2)	(37)
Completion of construction in progress	63	894
Effect using proportional consolidation	—	(100)
As of year end	3,684	4,446
Plant and machinery—accumulated depreciation
As of beginning of year	—	338
Divestment/Disposals	(2)	(33)
Depreciation for the year	340	357
Effect using proportional consolidation	—	(2)
As of year end	338	660

Net book value	3,346	3,786

Equipment, tools, fixtures and fittings—at cost
As of beginning of year	—	767
Acquisitions/Company acquisitions	761	82
Divestment/Disposals	(70)	(114)
Completion of construction in progress	68	68
Effect using proportional consolidation	—	(26)
Exchange rate differences	8	—
As of year end	767	777
Equipment, tools, fixtures and fittings—accumulated depreciation
As of beginning of year	—	72
Divestment/Disposals	(55)	(85)
Depreciation for the year	123	122
Effect using proportional consolidation	—	(13)
Exchange rate differences	4	—
As of year end	72	96

Net book value	695	681

Construction in progress
As of beginning of year	—	340
Acquisitions	558	924
Divestment/Disposals	(8)	(15)
Completion of construction in progress	(217)	(1,205)
Effect using proportional consolidation	—	249
Exchange rate differences	7	(2)
As of year end	340	291
Tax assessment values
Buildings	1,179	809
Land	240	248
Plant and machinery	1,182	2,208
As of year end	2,601	3,265

  Capital Leases are included above as follows:

	As of December 31,
	2001			2002
	At cost	Accumulated depreciation	Book value	At cost	Accumulated depreciation	Book value
Land buildings	2	—	2	—	—	—
Plant and machinery	1,225	(330)	895	—	—	—

Total	1,227	(330)	897	—	—	—

Note 12. Leases

        Rental income and expense from operating leases were as follows:

	Year ended December 31,
	2000	2001	2002
Rental income	—	52	57
Rental expense	—	95	99

        Rental income is recorded as other operating income and rental expense is recorded as selling or administrative expenses.

        The Company leases buildings and machinery and equipment under operating leases. The gross amount of assets under capital leases amounted to SEK1,227 million as of December 31, 2001. The accumulated depreciation related to these capital leases amounted to SEK330 million as of December 31, 2001. The capital lease amortization expense was SEK67 million in 2001. In December 1997, we entered into a sale and leaseback transaction pursuant to which Preem was holding a 25-year lease on the desulphurization plant at Preemraff. In accordance with the agreement the investor in this transaction has called upon his optional right to put the transaction back to Preem during 2002.

        As of December 31, 2002 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

	Operating Leases	Capital Leases	Total
2003	93	—	93
2004	87	—	87
2005	82	—	82
2006	78	—	78
2007 and thereafter	106	—	106

Total minimum lease commitments	446	—	446

Note 13. Participations in Associated Companies

Company	Organization Number	Registered Office	Number of shares	Ownership%	Par value	Book value
					(SEK thousands)	(SEK thousands)
Held by Preem Petroleum AB
AB Djurgårdsberg	556077-3714	Stockholm	366	37	37	18
Göteborgs Smörjmedelsfabrik (Scanlube) AB	556287-6481	Gothenburg	50,000	50	5,000	5,000

TOTAL						5,018

        In the normal course of business the Company enters into transactions with some of its Associated Companies.

        Amounts due from Associated Companies amounted to SEK171 million at December 31, 2001 and SEK1 million at December 31, 2002. Amounts due to Associated Companies amounted to SEK3 million at December 31, 2001 and SEK1 million at December 31, 2002. For the years ended December 31, 2001 and 2002, sales to these affiliates were SEK2 million and SEK2 million, respectively and purchases from these affiliates were SEK205 million and SEK102 million, respectively.

        The following represents combined information for the Associated Companies owned during the respective years:

	Year ended December 31,
	2000	2001	2002
Income Statement Data
Sales	—	514	328
Income before taxes	—	1	0
Taxes	—	—	0

Net income	—	1	—
	As of December 31,
	2001	2002
Balance Sheet Data
Current assets	132	94
Property, plant and equipment-net	624	37
Other assets	8	0

Total assets	764	131

Liabilities	383	117
Shareholders' equity	381	14

Total liabilities and shareholders' equity	764	131

Note 14. Other securities held as fixed assets

Company	Organization Number	Registered Office	Number of shares	Ownership%	Par value	Book value
					(SEK thousands)	(SEK thousands)
Held by Preem Petroleum AB
NGI Naturgasinvest AB	556387-9260	Stockholm	1,667	17	167	198
SPIMFAB-SPI Miljösaneringsfond AB	556539-4888	Stockholm	1	1	2	2
Släckmedelscentralen-SMC AB	556488-8583	Stockholm	259	26	52	52
Syrhåla Handelsbolag	969633-6720	Stockholm				0
Götene E.D.F. Elföreningen, ek.för						10
SSH Svensk Servicehandel						1
Tenant-owner association Berget						0
Tenant-owner association Ekerum						945
Tenant-owner association Solhylla						425

TOTAL						1,633

Note 15. Inventories

        A collective valuation had been used in the valuation of inventories because the inventories consist of homogenous goods. The valuation of the inventories has been carried out at the lower of the acquisition value and the actual value, where the actual value for finished goods represents the net sales value, and for crude oil represents the replacement cost at year end. An individual valuation shows a surplus value in finished products of SEK292 million and a surplus value for crude oil of SEK142 million as of December 31, 2002. The lending portion of inventories volume is included in the inventories value in an amount of SEK8 million. Borrowed inventories volume correspond to an inventory value of SEK188 million, which is not included in the inventory value.

	As of December 31,
	2001	2002
Raw materials and supplies	2,037	1,836
Finished products	1,714	1,687

Total	3,751	3,523

Note 16. Shareholders' equity

        The Company's share capital include 5,000 shares with a par value of SEK100 each.

	Share capital	Restricted Reserves	Unrestricted reserves	Total Shareholders' Equity
Balance at January 1, 2000
Net income for the year	—	—	—	—
Group contribution	—	—	—	—
Tax effect of group contribution	—	—	—	—
Transfer between reserves	—	—	—	—
Translation differences	—	—	—	—
Balance at December 31, 2000	—	—	—	—
New share issue	1	—	—	1
Shareholders' contribution	—	—	5,516	5,516
Acquisition elimination	—	—	(1,929)	(1,929)
Net loss for the year	—	—	(233)	(233)
Group contribution	—	—	(330)	(330)
Tax effect of group contribution	—	—	92	92
Transfer between reserves	—	—	—	—
Translation differences	—	—	(5)	(5)

Balance at December 31, 2001	1	—	3,111	3,112

Net loss for the year	—	—	(148)	(148)
Shareholders' contribution received			118	118
Group contribution	—	—	(345)	(345)
Tax effect of group contribution	—	—	97	97
Transfer between reserves	—	—	—	—
Change in group structure	—	—	85	85
Translation differences	—	—	8	8

Balance at December 31, 2002	1	—	2,926	2,927

        Corral Petroleum Holdings AB, a Swedish company and Preem Holding AB's parent company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. The contribution was made at the book value of the shares as recorded in Corral Petroleum Holdings AB as of December 31, 2000. The contribution is accounted for as of January 1, 2001.

        In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted shareholders' equity (including net income for the year) shown in the Consolidated Balance Sheet of the Parent Company and its subsidiaries and that of the Parent Company on a stand-alone basis, in each case, after proposed appropriations to restricted equity. Unrestricted equity in Preem Holdings AB was SEK4,592 million as of December 31, 2002. As shown in the Consolidated Balance Sheet at December 31, 2002, unrestricted equity amounted to SEK2,926 million. Of this amount none is estimated to be appropriated to restricted equity. Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves are not available for distribution as they are required to be held to meet statutory requirements in Sweden. The untaxed reserves may be distributed as dividends upon payment of the related taxes. Transfers between restricted and unrestricted reserves mainly include establishment of new untaxed reserves or dissolution of untaxed reserves.

        Group contributions are paid in the year after the allocation is made.

Note 17. Deferred income taxes

	As of December 31,
	2001	2002
Deferred tax liability
Untaxed reserves	(200)	(347)

Total	(200)	(347)

	As of December 31,
	2001	2002
Deferred tax assets
Land and buildings	2	(7)
Machinery and equipment	15	(47)
Tax loss carry-forwards	52	2
Less: valuation allowance	(44)	(2)
Others	—	5

Total	25	(49)

Deferred tax liability, net	(175)	(396)

        The Company has tax loss carry-forwards of approximately SEK7 million as of December 31, 2002 and SEK208 million as of December 31, 2001. The Company was providing a valuation allowance on its tax loss carry-forwards in 2001 and 2002 because it has not been deemed more likely than not that the tax loss carry-forwards would be utilized in the near future. The tax loss carry-forwards 2002 were approximately SEK2 million from the Swedish operations, and approximately SEK5 million from the Norwegian operations. Swedish tax loss carry-forwards are indefinite. The tax loss carry-forwards 2001 were approximately SEK27 from Swedish operations, and approximately SEK181 million from Polish operations; the Polish operations were disposed of during 2002 thereby reducing the deferred tax asset, net of valuation allowance, previously provided for Polish tax loss carry-forwards.

        The acquisition of the subsidiary DSP Investment AB was a repurchase of the desulphurization plant that was recorded as a capital lease since a sale lease-back transaction in 1997. The tax deduction connected to excess depreciations for tax purposes in that plant was an essential part of the transaction. The valuation of the total deferred tax liability at the time of the acquisition amounted to SEK 308 million and has been recorded based on the purchase price at SEK 124 million.

Note 18.    Long-term liabilities

  Liabilities to credit institutions

	As of December 31
	2001		2002
Loans in SEK	432		2,277
Loans in €	2,874		2,678
Loans in $	1,388		1,148
Less repayments due within 1 year	(3)	4,691	(550)	5,553

Lease obligation	1,132		—
Less current portion	(13)	1,119	—	—

		5,810		5,553

        Amortization plan

	2003	2004	2005	2006	2007	2008 and thereafter
Bond Loan	—	—	—	—	—	2,678
Loans	550	701	480	445	503	746

Total	550	701	480	445	503	3,424

  Interest Bearing Liabilities

	As of December 31,
	Maturity	Interest rate	2001	2001%	2002	2002%
Fixed rate SEK	2007/2010	6.39/6.45%	64	1%	535	9%
Variable rate SEK	2003/2006	Variable	368	6%	1,742	28%
Variable rate SEK*	2022	Variable	1,132	20%	—	—
Fixed rate $	2006/2010	5.55/5.87%	534	9%	927	15%
Variable rate $	2005	Variable	854	15%	221	4%
Fixed rate €	2011	10.625%	2,874	49%	2,678	44%

Total			5,826	100%	6,103	100%

Less: Current portion			(16)		(550)

Total			5,810		5,553

*
Represents capital lease obligation. In December 1997, we entered into a sale and leaseback transaction pursuant to which Preem was holding a 25-year lease on the desulphurization plant at Preemraff. In accordance with the agreement the investor in this transaction has called upon his optional right to put the transaction back to Preem during 2002.

        The average interest rate on short-term debt was 4% during 2002.

	As of December 31,
	2001	2002
Shareholder loans	242	242

        Shareholder loans, which are subordinate to other liabilities, are not subject to interest or amortization.

        The Company has overdraft facilities of SEK258 million of which SEK0 million was utilized as of December 31, 2002. At December 31, 2002, the Company also has other unutilized facilities amounting to SEK2,025 million.

        The Company has as of December 31, 2002, debt of SEK42 million secured by real estate mortgages and SEK441 million of debt that is guaranteed by a financial institution.

Note 19.    Liabilities to credit institutions

	As of December 31,
	2001	2002
Short-term portion of Long-term debt	16	550
Other loans	544	221

Total	560	771

Note 20.    Other liabilities and accrued expenses and prepaid income

  Other liabilities

	As of December 31,
	2001	2002
VAT	505	402
Excise duties	827	800
Liability to Svenska Petroleum Exploration AB, related party	518	286
Other	241	68

Total	2,091	1,556

  Accrued expenses and prepaid income

	As of December 31,
	2001	2002
Crude oil	283	710
Accrued salaries and social costs	177	152
Accrued interest expenses	109	119
Other	204	131

Total	773	1,112

Note 21.    Average number of employees

	2001		2002
	No. Of Employees	% men	No. Of Employees	% men
	(actual, not in millions)
Preem Holdings AB	—	—	—
Preem Petroleum AB
Sweden	760	51	822	52
Group companies
Sweden	1,015	86	934	88
Norway	7	57	8	75
Poland	253	70	231	70
Total group companies	1,275	83	1,173	81

Total group	2,035	71	1,995	69

  Salaries, other remuneration and payroll overheads

	2001		2002
	Salaries, other remuneration	Payroll overheads (of which pension expenses)	Salaries, other remuneration	Payroll overheads (of which pension expenses)
Preem Holdings AB	—	—	—	—
Preem Petroleum AB	253.0	131.1	272.9	156.3
		(30.3)		(43.7)
Other companies	342.2	154.9	366.8	183.5
		(37.9)		(53.9)

Group total	595.2	286.0	639.7	339.8

		(68.2)		(97.6)

        Break-down of salaries and other remuneration according to country and between Board members and employees.

	2001		2002
	Board and President	Other employees	Board and President	Other employees
Preem Holdings AB	—	—	—	—
Preem Petroleum AB	2.5	250.5	2.7	270.2
(of which bonus)	(0.2)	(—)	(0.1)	(—)
Other companies in Sweden	4.3	310.7	4.3	335.3
(of which bonus)	(0.2)	(—)	(0.1)	(—)
Group companies abroad
Norway	1.5	2.1	1.4	4.9
Poland	0.8	22.6	0.2	20.7
Group total	9.1	585.9	8.6	631.1
(of which bonus)	(0.4)	(—)	(0.2)	(—)

Note 22.    Auditors' fee

	Year ended December 31,
	2001	2002
KPMG
Auditing	3.5	2.1
Other assignments	0.6	1.6
SET
Auditing	0.2	0.1
Other assignments	—	—
Other auditors
Auditing	0.1	0.5
Other assignments	—	—

Note 23.    Pledged assets and contingent liabilities

	As of December 31,
	2001	2002
Assets pledged
Property mortgages	51	51
Floating charges	5	5
Deposits	34	16

Total pledged assets	90	72

Contingent liabilities
Guarantee	42	41
Liability for partnership	79	—

Total contingent liabilities	121	41

        Guarantees are when the Company has guaranteed a third party's transaction with another party, mainly loans. The liability for partnership represents the Company's proportionate share of the partnership's total liabilities, which is less than 1%.

        In November 1998, the Swedish tax authorities charged us additional VAT and penalties of approximately SEK64.9 million relating to an audit of our 1994 tax year. The tax authorities' decision to charge us additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem-credit card sales in 1994. In December 1998, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in our favor in October 2001. The court confirmed that VAT is to be paid by the end-consumer and not by us. In December 2001, the Swedish authorities appealed the judgment of the County Administrative Court of Stockholm to the Fiscal Court of Appeal and this appeal is pending. Following our successful appeal, we have, in accordance with Swedish generally accepted accounting principles, dissolved the reservation made for the additional VAT in 2001in the amount of SEK54 million. After the Swedish tax authorities filed their appeal in December 2001, we decided not to reestablish the resolved reserve. If the appeal is successful, our VAT liability may be affected for a total of three years.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK740 million, as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK740 million in total fines, the Swedish Competition Authority has demanded that the City Court impose fines on Preem Petroleum AB of SEK85 million. This claim has been adjusted to SEK81 million. The Competition Authority claims that Preem Petroleum AB participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and we expect the court to announce its judgement in May 2003.

        The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market. In connection with its investigation, the Competition Authority obtained documents from all five major oil companies in November 2000, including Preem Petroleum AB. The Company can offer no assurance that the Swedish Competition Authority will not initiate legal action against its in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company's turnover.

        In addition to the fines imposed by the Swedish courts, the Swedish Competition Act provides the possibility for companies and private parties to recover damages attributable to infringements of such Act, in which case the total amount of the Company's liability would be uncertain. Legal proceedings must be initiated within five years from the date on which the damage occurred. The Company can not rule out the possibility of lawsuits from private parties or companies. At present, there is no mechanism under Swedish law to bring a class action or to impose punitive damages. However, there can be no assurances that this will remain the case for the next four years.

Note 24.    Selected Industry Segment Information

        The Company operates mainly in the oil and gas industry and has three reportable segments: the Supply and Refining Division, the Swedish Market Division and the International Division. The three segments were determined based upon the types of services and products that are provided to the customers. The Supply and Refining Division operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg and the wholly-owned Preemraff refinery located near the harbour of Torshamnen in Gothenburg as well as storage depots throughout Sweden. The Supply and Refining Division sells a full range of refined products in Sweden and abroad. The Swedish Market Division sells home-heating gasoil directly to end-users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Division. The Swedish Market Division also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations. The International Division sells refined products primarily to wholesale customers operated under the Preem-branded name in Poland. Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales were made at market rates.

        Financial information by segment is as follows:

	Year ended December 31,
	2000	2001	2002
	SEK	SEK	SEK
Sales revenue:
Supply and refining(1)	—	31,289	28,359
Swedish market	—	10,364	10,285
International	—	1,914	2,061
Segment sales revenue	—	43,567	40,705
Intersegment sales revenue	—	(7,158)	(7,382)
Sales revenues	—	36,409	33,323
Segment operating income:
Supply and refining	—	543	1,086
Swedish market	—	79	116
International	—	(72)	(68)
Segment operating income	—	550	1,134
Other non-allocated income (expense)(2)	—	(89)	(907)
Operating income	—	461	227
Non-allocated items(3)	—	(679)	(195)
Income before income taxes	—	(218)	32

(1)
Includes sales by the Supply and Refining Division to the Swedish Market Division and International Division of SEK7,158 million for 2001 and SEK7,382 million for 2002.

(2)
Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(3)
Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

        Sales revenue, Swedish market:

	Year ended December 31,
	2000	2001	2002
	SEK	SEK	SEK
Home heating	—	591	528
Business-to-business	—	5,827	5,632
Station and consumer	—	3,946	4,125

Total	—	10,364	10,285

        Operating income, Swedish market:

	Year ended December 31,
	2000	2001	2002
	SEK	SEK	SEK
Home heating	—	5	11
Business-to-business	—	59	89
Station and consumer	—	15	16

Total	—	79	116

Depreciation and amortization:

	Year ended December 31,
	2000	2001	2002
Supply and refining	—	496	529
International	—	24	25
Swedish market	—	153	161

Segment depreciation and amortization	—	673	715
Other	—	153	131

Total	—	826	846

Capital expenditures:

	Year ended December 31,
	2000	2001	2002
Supply and refining	—	402	900
International	—	28	2
Swedish market	—	148	123

Segment capital expenditures	—	578	1,025
Other	—	10	3

Total	—	588	1,028

Geographic information

Sales revenues:

	Year ended December 31,
	2000	2001	2002
Swedish market	—	22,441	18,978
Germany	—	2,622	1,909
United Kingdom	—	2,650	1,441
Denmark	—	2,732	2,544
Other	—	5,964	8,451

Total	—	36,409	33,323

        The largest portion of the Company's sales in other markets is comprised of sales to the Northern European market.

Long-lived assets:

	As of December 31,
	2001	2002
Sweden	6,854	6,911
Other	195	11

Total	7,049	6,922

Note 25.    Financial instruments and risk management

        The Company has operations and assets in Sweden and Poland. Consequently, the Company's profits and revenues are affected, when measured in Swedish Kronor, by fluctuations of currency exchange rates. In addition the Company is exposed to fluctuations of the Dollar due to the fact that most of its goods are priced in Dollars. When the Swedish Kronor appreciates against other currencies, the Company's profits from foreign operations, reported in Swedish Kronor, may decrease. Likewise, when the Swedish Kronor declines against other currencies, the Company's profits from foreign operations reported in Swedish Kronor may increase. The Company also has exposure to market risks from changes in interest rates and price fluctuations in oil. Certain financial instruments are used by the Company to manage these foreign currency, interest rate and oil risks as summarized below.

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

Interest rate risk management

        The Company uses interest swaps to manage its interest rate risk, but did not have any open position either at December 31, 2001 or 2002.

Foreign currency risk management

        The Company is exposed to foreign currency exchange rate risk, due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in foreign currency. The Company's foreign currency risk exposure arises from fluctuations in exchange rates in relation to the value of the Company's sales and purchases in foreign currencies and certain financial assets and liabilities (transaction exposure). The Company's policy is to hedge its transaction risk primarily on its net exposures. Management regularly reviews the Company's assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of foreign currency fluctuations. The Company primarily uses forward exchange contracts and, to a lesser extent, purchases currency options and currency swaps to manage its foreign currency risk. The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 for each year:

	As of December 31,
	2001		2002
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Forward exchange contracts	—	—	362	—

        The following table summarizes the contractual amounts of the Company's forward exchange and option contracts by major currency in Swedish Kronor. Foreign currency amounts are translated at rates current at the reporting date. The "buy" amounts represent Swedish Kronor equivalent of commitments or options to purchase foreign currencies, and the "sell" amounts represent the Swedish Kronor equivalent of commitments or options to sell foreign currencies. The Company uses forward exchange contracts, which typically expire within one year, to hedge anticipated and firmly committed payments and receipts of foreign currencies related to sales, product costs, interest and sale and purchase of fixed assets.

	2001		2002
	Buy	Sell	Buy	Sell
US Dollar	—	—	—	362
Total	—	—	—	362

Oil risk management

        As with currency risks, Preem makes assumptions regarding future changes in the price of oil and prices are hedged on the basis of this assessment. The risk permitted within the frame for the financial policy totals a norm position 1,780,000 cubic meters (+200,000/-250,000 cubic meters) any given instance, which, assuming current price levels, means that approximately none of the Group's consumption must be hedged, if at norm position.

        Preem uses swaps and futures to fix its price levels. The unrealized loss as of December 31, 2002, was SEK54 million ($6 million). The total notional amount of the outstanding contracts was SEK2,810 million as of December 31, 2001 and SEK1,396 million as of December 31, 2002.

        Preem uses forward contracts to hedge future refining margins. As of December 2002, 60 million barrels of the year 2003 and 2004 refinery production was secured at a refining margin of $2.818/barrel.

The unrealized loss at the year end was SEK 170 million ($19 million), which has been treated as a hedge of future flows under Swedish GAAP.

	2001		2002
	Notional amount	Length of Contract	Notional amount	Length of Contract
Oil Swaps	2,594	Jan-Dec-02	1,040	Jan-Dec-03
Oil Futures	216	Jan-Mar-02	356	Jan-May-03

	2,810		1,396

Refining margin contracts	—		1,493	Jan-03-Dec-04

Total	2,810		2,889

Environmental cost

        The Company accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies.

        The Company has been and will be responsible for costs related to compliance with, or remediation resulting from, environmental regulations. The Company has leased the Finnberget depot since 1987, and its lease agreement terminated in September 2001. The lease agreement had a provision limiting the Company's liability for any decontamination to a maximum of SEK4 million.

        The Company is in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. The Company has filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in the Company's favor, the Company may be liable for all or part of the decontamination of this site. The total cost of decontamination depends on the intended future use of the site. Management estimate the total decontamination cost for future industrial use would be approximately SEK40 million. Management estimate the total decontamination cost for future housing use would be approximately SEK75-120 million; the Company has accrued an amount of SEK4 million, which is represented by a contractual obligation.

        There are currently no other identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigation over time or changes in regulatory requirements could result in future liabilities. The Company's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting material claims. The Company insures itself for liability arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company consider financially prudent. A successful liability claim for which the Company are underinsured or uninsured could have a material adverse effect on us.

Note 26.    U.S. GAAP Information

        The following is a summary of the most significant differences between the Preem Group's accounts in accordance with Swedish and U.S. GAAP, respectively.

	Year ended December 31,
	2000	2001	2002
Net loss for the year according to Swedish GAAP(A)	—	(233)	(148)
Adjustments in accordance with U.S. GAAP:
Net income in Preem Petroleum AB and Subsidiaries according to Swedish GAAP(A)	831	—	—
Pensions(B)	4	8	(2)
Pension refund(C)	(89)	27	48
Goodwill amortization(D)	(132)	—	—
Business combinations(E)	—	—	232
Computer software for internal use(F)	—	18	1
Financial instruments(G)	—	—	(161)
Changes in group structure(H)	—	—	9
Income tax effects of U.S. GAAP adjustment	23	(15)	32
Net income (loss) according to U.S. GAAP	637	(195)	11
Basic and diluted income (loss) per share in accordance with U.S. GAAP, assuming current capitalization of Preem Holdings AB for all periods	637,000	(39,000)	2,200
Weighted number of shares outstanding (thousands)	1	5	5
	As of December 31,
	2001	2002
Shareholder's equity
According to Swedish GAAP	3,112	2,927
Adjustments in accordance with U.S. GAAP:
Pensions(B)	58	56
Pension refund(C)	(62)	(14)
Business combinations(E)	—	232
Computer software for internal use(F)	18	19
Financial instruments(G)	—	(161)
Changes in group structure(H)	—	(76)
Accumulated income tax effects	(4)	28
According to U.S. GAAP	3,122	3,011

(A)
Under Swedish GAAP, Corral Petroleum Holdings AB's contribution of all the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB is accounted for as a purchase. The difference between the net book value of the Preem Petroleum AB shares on Corral Petroleum Holdings AB's books and the net assets of Preem Petroleum AB as of March 31, 2001 has been allocated to goodwill. Under U.S. GAAP, acquisition accounting does not apply to transfers of net assets between entities under common control. Accordingly, the assets and liabilities of Preem Petroleum AB are recorded by Preem Holdings AB at their cost basis in Preem Petroleum AB in a manner similar to a pooling of interests, with the financial statements restated to give effect to the transaction as if Preem Holdings AB and Preem Petroleum AB had been combined for the periods presented. From April 1, 2001, there is no difference between the goodwill recorded in accordance with Swedish GAAP and U.S. GAAP (see (E) below for further information regarding amortization of goodwill).

(B)
Pensions—The Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies' schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions SFAS No. 87." SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded.

(C)
Pension refund—The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received is split into two parts i) 20% in cash during September 2000; and ii) 80% of future required payments. Swedish GAAP allows the Companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions.

(D)
Goodwill—U.S. GAAP requires goodwill to be pushed down to the subsidiary that was acquired in the subsidiary's stand-alone financial statements. For U.S. GAAP purposes the goodwill associated with Corral Petroleum Holdings AB's acquisition of Preem Petroleum AB (SEK1,997 millions) was recognized as an asset and amortized over an estimated useful life of 15 years. Swedish GAAP does not permit this treatment of goodwill. As of January 1, 2001, there is no difference between Swedish GAAP and U.S. GAAP in this regard (see (E) below for further information regarding amortization of goodwill).

(E)
Business combinations—Acquisitions of certain subsidiaries are reported differently in accordance with Preem's accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

  In 2002 Preem adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS 142, Preem has identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In Preem's income statement for 2002 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was SEK 232. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. No impairment loss has been recognized as a result of these tests. The following reflects the impact that SFAS 142 would have had on prior years net income (loss):

	Year ended December 31, 2000	Year ended December 31, 2001
Reported net income (loss) under U.S. GAAP	637	(195)
Cease goodwill amortization	238	229
Adjusted net income under U.S. GAAP	875	34
(F)
Computer software for internal use—The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (SOP 98-1) and are amortized over the expected economic life of the asset.

(G)
Financial instruments—Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward refining margin contracts, which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has determined that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2002. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The year-end adjustment to record derivative instruments at fair value in accordance with US GAAP resulted in a net loss adjustment of SEK161 million recognized in current earnings.

(H)
Changes in group structure—Preem changed its shareholding in the refineries during 2002 through a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. The transaction has been recorded as a change in group structure with an effect only on shareholders' equity under Swedish GAAP. The transaction is under US GAAP recorded as a non-monetary transaction exchanging assets without any gain reported on the transaction. The excess value is instead used to write down the assets received in the transaction and will be reversed over the life of the corresponding assets. The adjustment to shareholders equity at the time of the transaction amounts to SEK85 million and the adjustment to current years income before taxes amounts to SEK9 million.

Other U.S. GAAP disclosures

Fair value of financial instruments

        FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for all financial instruments, both on and off balance-sheet, for which it is practicable to estimate fair value. The Company's estimates show that there are no material variation between market value and book value for its financial instruments, except for long-term loans as presented below, as at December 31, 2001 and 2002. For certain instruments, including cash and cash equivalents, and accounts payable and accruals, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments.

        The estimated fair value of the Company's long-term debt are based on present value of future payments based on the difference in interest rates.

	As of December 31,
	2001		2002
	Carrying value	Fair value	Carrying Value	Fair value
Liabilities
Long-term liabilities to credit institutions)	2,936	2,955	2,875	2,993
Bond loan	2,874	2,845	2,678	2,316
Financial instruments
Forward exchange contracts	—	—	—	9
Refining margin contracts	—	—	—	(170)

Allowance for doubtful accounts

        Schedule of movements in allowance for doubtful accounts in the Preem Group for the years ended December 31, 2000, 2001 and 2002:

Year	Balance at beginning of period	Charged to costs and expenses	Charged (credited) to other accounts	Additions or Deductions(A)	Balance at end Of period
2000	28	8	(1)	11	46
2001	46	12	—	(15)	43
2002	43	3	—	(23)	23

(A)
Primary write-offs of bad debts.

Comprehensive income

        Comprehensive Income—The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and Foreign currency translation adjustments. Comprehensive income (loss) in accordance with Swedish GAAP were as follows:

	Comprehensive income	Accumulated other comprehensive income
Balance of January 1, 2000		(4)
Net income	831
Foreign currency translation adjustment	3	3
Comprehensive income 2000	834

Balance of December 31, 2000		(1)
Net loss	(233)
Foreign currency translation adjustment	(5)	(5)
Comprehensive income 2001	(238)

Balance of December 31, 2001		(6)
Net loss	(148)
Foreign currency translation adjustment	8	8
Change in group structure	85	85
Comprehensive income 2002	(55)
Balance of December 31, 2002		(87)

Proportional method

        On April 17, 2002, Preem Petroleum AB and Norsk Hydro AS signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this new structure we have adopted the proportional method under Swedish GAAP for group consolidation regarding Scanraff, meaning that 75% of the financial accounts for Scanraff is consolidated in Preem.

        Under the shareholders' agreement, the board can take action only by a majority vote that includes the affirmative vote of at least one director nominated by us and one nominated by Hydro R&M Holding. Thus, effectively, each party has the power to veto any action. A full consolidation is not permissible under U.S. GAAP, but have no effect on either net income or shareholders' equity of Preem.

Deconsolidation of subsidiary

        On October 14, 2002, Preem Petroleum AB and Statoil signed an agreement concerning the sale of Preem's subsidiary company in Poland, Preem Polska. The sale of the Polish operations follows the decision by Preem Petroleum AB to concentrate further investments on refining and to strengthen its activities in Sweden. The transaction was finalized on January 31, 2003. The consolidated balance sheet as of December 31, 2002, do not include Preem Polska under Swedish GAAP. This would not be possible under U.S. GAAP, but have no effect on either net income or shareholders' equity of Preem. Total assets would be SEK 237 million higher as of December 31, 2002 under US GAAP.

Repurchase of capital lease

        Preem acquired the desulphurization plant on December 19, 2002, that has been recorded as a capital lease since a sale lease-back transaction in 1997. There is deemed to be a deferred tax liability connected to the acquisition which under Swedish GAAP has been recorded at a discounted value amounting to SEK125 million. US GAAP does not allow tax liabilities to be discounted and the difference of SEK184 million is recorded as a deferred tax liability and long-term asset under US GAAP.

Note 27.    Recently issued accounting standards

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is still evaluating the impact of adopting SFAS No. 143.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in the notes to the consolidated financial statements.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

Note 28.    Pension information

        The Group has certain Swedish pension arrangements that are not multi-employer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for U.S. GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits." The Company adopted SFAS 87 in January 1, 1996, and the transition amount was SEK17 million, which is being amortized over a period of 15 years.

        Pension cost, on the defined benefit plans, calculated in accordance with U.S. GAAP includes the following:

	Year ended December 31,
	2000	2001	2002
Service cost	—	—	—
Interest cost	6	8	8
Net amortization and deferral	—	—	(1)

Net periodic pension cost	6	8	7

        The change in benefit obligation is as follows:

	Year ended December 31,
	2001	2002
Change in benefit obligation
Benefit obligation at beginning of year	169	153
Interest cost	8	8
Actuarial gain (loss)	(13)	—
Benefit paid	(11)	(11)
Benefit obligation at end of year	153	150
Funded status	(153)	(150)
Amounts recognized in the consolidated balance sheets consist of accrual pension liability	153	150

        Assumptions used in the calculation of pension obligations are as follows:

	2000	2001	2002
	Sweden	Sweden	Sweden
Weighted discount rate	5.0%	5.0%	5.0%

Rates of increase in compensation levels	2.5%	2.5%	2.5%

        The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets was SEK153 million and SEK153 million, respectively, as of December 31, 2001 and SEK 150 million and SEK 150 million, respectively, as of December 31, 2002.

Note 29.    Related party transactions

        Capital Trust Group.    Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly owned subsidiary of Capital Trust SA acted as the Company's advisor in connection with its offerings of senior secured notes in 2001. For these services the Company paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes and 1.5% of the gross proceeds from the July 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to Preem Holdings AB. The existing contract governing these services, which Corral Petroleum Holdings AB assigned to Preem Holdings AB in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings AB, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA.

        Midroc Scandinavia AB.    Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, Preem Petroleum AB paid SEK137 million in 2002. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided

        Shareholder Loan.    As of December 31, 2001, Preem Petroleum AB owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated shareholder loan with no maturity date (the "Corral Loan"). Preem Holdings AB loaned the proceeds of the April 2001 offering of the senior secured notes (net of the initial purchasers' discount, the expenses of such offering and an amount equal to the first interest payment due on the notes) to Preem Petroleum AB, pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of the Corral Loan. In connection with the right to receive the approximately €27 million portion of the Corral Loan being assigned by Corral Petroleum Holdings AB to Preem Holdings AB, Preem Holdings AB incurred a corresponding subordinated shareholder debt to Corral Petroleum Holdings AB pursuant to an interest-free subordinated shareholder loan with no maturity date. This loan is subordinated to the senior secured notes.

        Intercompany Loans.    On April 10, 2001, the intercompany loans owed to Preem Holdings AB by Preem Petroleum AB, which consisted of the approximately €223 million loan of a portion of the proceeds of the April 2001 offering of the senior secured notes and the approximately €27 million remaining balance of the Corral Loan assigned to Preem Holdings AB, were restructured into a single intercompany loan. The SEK2,277 million principal amount of this restructured loan equaled the Krona equivalent, on April 10, 2001, of the principal amount of the notes issued on such date. The resulting loan is subject to a security assignment to the trustee, on behalf of the holders of the notes, to secure the notes. The loan has the same maturity as the notes, will be non-interest-bearing, subordinated with a 179-day standstill provision, and will default in the event that indebtedness in excess of SEK150 million in the aggregate under any loan agreement or other credit facility of Preem Petroleum AB is declared prematurely due and payable or placed on demand as a result of an event of default. The loan is subordinated to the existing and future debt of Preem Petroleum AB, and certain of Preem Petroleum AB's creditors will be given the right to enforce this subordination.

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

        Svenska Petroleum Exploration AB.    Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB. The liability associated with such cash management services amounted to SEK286 million as of December 31, 2002 and represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited.

Note 30.    Subsequent events (unaudited)

        No material events have occurred.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders

Preem Petroleum AB

        We have audited the consolidated balance sheets of Preem Petroleum AB and subsidiaries as of December 31, 2000, and the related consolidated statements of operations and cash flows for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preem Petroleum AB and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year ended December 31, 2000, in conformity with generally accepted accounting principles in Sweden.

        Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States would have affected net income for the year ended December 31, 2000 and shareholders' equity as of December 31, 2000 to the extent summarized in Note 25 to the consolidated financial statements.

Stockholm, Sweden February 20, 2001

/s/ ROLAND NILSSON Authorized Public Accountant KPMG

Preem Petroleum AB and Subsidiaries

Consolidated statements of Operations

Year ended December 31, 2000

Year ended December 31,
(in millions)
Revenues (Note 2)	46,195

Excise duties	(6,637)

Sales revenue (Note 2)	39,558

Cost of goods sold (Note 3)	(37,142)

Gross profit	2,416

Selling expenses	(945)
Administrative expenses	(215)
Other operating income (Note 5)	381

Operating income (Notes 4 and 20)	1,637

Interest income	63
Other financial income (Note 6)	13
Interest expense	(268)
Other financial expenses (Note 6)	(180)

Income before taxes	1,265

Income taxes (Note 7)	(433)
Minority interests(1)	(1)

Net income	831

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Petroleum AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2000

As of December 31, 2000
SEK (in millions)
ASSETS
Fixed assets
Intangible fixed assets (Notes 9)
Goodwill, net	420

Total intangible assets	420

Tangible assets (Note 10)
Land and building, net	837
Plant and machinery, net	3,565
Capitalized turnaround cost, net	145
Equipment, tools fixtures and fittings, net	657
Construction in progress	186

Total tangible fixed assets	5,390

Financial assets
Participations in associated companies (Note 12)	190
Receivables from associated companies	—
Other securities held as fixed assets (Note 13)	2
Other long-term receivables	56

Total financial assets	248

Total fixed assets	6,058

Current assets
Inventories (Note 14)	4,495
Accounts receivable	3,398
Receivables from associated companies	60
Other receivables	302
Prepaid expenses and accrued income	120

8,375

Cash and cash equivalents	370
Total current assets	8,745

TOTAL ASSETS	14,803

The accompanying notes form an integral part of these Consolidated Financial Statements.

As of December 31, 2000
SEK (in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity (Note 15)
Restricted equity
Share capital	610
Restricted reserves	1,797

2,407

Non-restricted equity
Loss brought forward	(818)
Profit for the year	831

13

Total shareholders' equity	2,420

Minority interests	122
Provisions
Pension provision	188
Deferred tax liability (Note 16)	339
Other provisions	118

Total provisions	645

Liabilities
Long-term liabilities
Shareholder loans (Note 17)	2,259
Liabilities to credit institutions (Note 17)	2,814
Bank overdraft facility (Note 17)	135
Other long-term liabilities	—

Total long-term liabilities	5,208

Current liabilities
Liabilities to credit institutions (Note 18)	1,321
Advanced payment from customers	134
Accounts payable	1,082
Liabilities to parent company	1,001
Liabilities to associated companies	53
Income tax payable	58
Other liabilities (Note 19)	1,748
Accrued expenses and prepaid income (Note 19)	1,011

Total current liabilities	6,408

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	14,803

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Petroleum AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2000

Year ended December 31, 2000
SEK (in millions)
Income from operation
Income after financial items	1,265
Adjustments for non-cash items	—
Depreciation and amortization	740
Non-cash pension refund	(89)
Unrealized exchange losses	128
Provisions	(5)
Gain/loss on sale of fixed assets	(7)

2,032

Taxes paid	(11)

Cash flow from operating activities before changes in working capital	2,021

Cash flow in working capital
Decrease (Increase) in inventories	(1,394)
Decrease (Increase) in current receivables	(533)
(Decrease) Increase in liabilities	(19)

Cash flow from operating activities	75

Investment activities
Investment in intangible fixed assets	(3)
Investment in tangible fixed assets	(405)
Sale of tangible fixed assets	43
Decrease in long-term receivables	(19)

Cash flow used in investment activities	(384)

Financing operation
New loans from credit institutions	1,219
Payment of loans from credit institutions	(410)
Group contributions paid	(400)

Cash flow used in financing activities	409

Cash flow of the year	100

Cash and cash equivalents at the beginning of the year	270

Cash and cash equivalents at the end of the year	370

Supplementary disclosures
Cash flow interest and dividend received
Interest received	63
Interest paid	(262)
Cash and cash equivalents
Cash and bank balances	370
Short-term investment	—

Total cash and cash equivalents	370

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Petroleum AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2000

Note 1.    Summary of significant accounting principles

        Amounts are expressed in millions of Swedish Kronor ("MSEK") unless otherwise specified.

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

        The accompanying Consolidated Financial Statements present the financial position and results of operations of Preem Petroleum AB and its consolidated subsidiaries (jointly the "Company" or "Preem Group") and have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 25 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP that affect the Company's consolidated net income and shareholders' equity.

Basis of consolidation and translation

        The consolidated accounts include Preem Petroleum AB and all companies in which the Preem Petroleum AB directly or indirectly holds more than 50% of the voting capital. Intercompany transactions are eliminated in consolidation.

        Assets and liabilities of foreign subsidiaries are translated at year end exchange rates. The income statements of foreign subsidiaries are translated at an average exchange rate for the year. Exchange differences arising out of the translation of the financial statements of foreign subsidiaries are recorded directly to the cumulative translation adjustment component of shareholders' equity.

        When foreign subsidiaries and associated companies are divested or liquidated, the accumulated translation difference relating to the divested entity is reported as a realized gain (loss) in the consolidated income statement.

Associated Company accounts

        The equity accounting method is used for those companies in which the Company has significant influence and/or owns between 20% and 50% of the voting capital (the "Associated Companies"). In the Consolidated Balance Sheet, Associated Companies are reported at the original purchase price together with the Company's share of income (loss) earned after the acquisition. Dividends received are recorded as a reduction of the recorded investment. The Company's share in net income (loss) of Associated Companies included in financial income and expenses.

        The companies in which the Company owns less than 20% are recorded at cost. Dividends received from these companies are recorded in the Consolidated Statement of Operations as financial income.

The acquisition method

        The Consolidated Financial Statements have been prepared in accordance with the acquisition accounting method. This method means that assets and liabilities acquired are recorded at fair value at the date when control has passed to the company. The difference between the purchase price and the estimated fair value of the net assets acquired is recorded as goodwill. The net income (loss) of companies acquired during the year are included in the Company's Consolidated Statement of Operations from the date of acquisition and the net income (loss) of companies sold during the year is included through the date of disposal.

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

        Interest is capitalized for assets constructed for the Company's use based on the average amount of accumulated expenditures during the construction period using the Company's current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful life of the respective asset.

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

Taxes

        Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Provision for deferred taxes is made to the extent that it is more likely than not that a liability or asset will crystallize in the foreseeable future. Tax legislation in Sweden allows companies to defer their current tax liability by making tax-deductible allocations to untaxed reserves. The deferred tax on these reserves is classified as a provision, while the remaining portion is included within restricted reserves in shareholders' equity.

Depreciation

        Depreciation is calculated on the basis of the historic acquisition cost and the straight-line method of depreciation is used for all assets. The rates of depreciation are based on the economic useful life of the assets as follows:

Goodwill	5-15 years
Machinery and equipment	3-20 years
Capitalized turnaround costs	3-4 years
Buildings	20-50 years
Land improvements	20 years

Goodwill

        Goodwill is amortized over the periods estimated to be benefited using the straight-line method. Preem Petroleum AB's acquisition of the Swedish business of Texaco (in 1989) and BP (in 1991) are judged to have long-term earnings potential and strategic value and are amortized over 15 years. Goodwill is tested for recoverability along with the underlying assets acquired based on expected future cash flows.

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

Oil instruments

  •
  The instrument must relate to firm commitments or anticipated probable future transactions for which the terms have been identified, and

  •
  The instrument must correlate with the future transactions so that the Company's exposure to change in crude oil prices is effectively reduced.

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

Environmental costs

        Environmental expenditures are expended or capitalized based upon their future economic benefit. Costs, which improve a property's pre-existing condition, and costs that prevent future contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amount can be reasonably estimated.

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

Currency policy

        The Company's operations are in principle Dollar-based. Purchases of petroleum products and a large percentage of the Company's sales are made in this currency. This implies that the Company has a long-position in Dollars. This exposure is balanced by loans raised in Dollars. The reporting currency of the Company is Swedish Kronor.

Estimates and concentrations

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's estimates.

Revenue recognition

        A large majority of the Company's revenues is derived from supply and refining of oil products together with the retail market. Revenue is recognized in the period products are delivered.

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

Advance payments from customers

        Advance payments from customers are accounted for as a current liability until the goods are delivered or the services rendered.

Note 2.    Revenues

Year ended December 31, 2000
Revenues in Sweden	22,061
Revenues abroad	24,134

Total	46,195

Year ended December 31, 2000
Sales revenue
Supply and refining	35,477
Swedish market	9,904
International	1,462
Group eliminations	(7,285)

Total	39,558

Note 3.    Cost of goods sold—Foreign exchange differences

        Includes net foreign exchange differences of SEK(100) million.

Note 4.    Depreciation and amortization

Distribution of depreciation and amortization

Year ended December 31, 2000
Capitalized turnaround costs	73
Goodwill	106
Land and buildings	74
Plant and machinery	334
Equipment tools, fittings and fixtures	153

Total	740

Distribution of function

Year ended December 31, 2000
Cost of goods sold	545
Selling expenses	190
Administrative expenses	5

Total	740

Write-downs of impaired assets included in the above amounts:
Selling expenses	51

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

Note 5.    Other operating income

Year ended December 31, 2000
Surplus heat supplies	55
Rental income	59
Harbor fees	57
Storage certificates	54
Commission income	5
Pension refund	115
Miscellaneous	36

Total	381

Note 6.    Financial income and expenses

Year ended December 31, 2000
Financial income
Interest income, group companies	—
Exchange rate gain	13

Total	13

Financial expenses
Exchange rate loss	(177)
Miscellaneous financial expenses	(3)

Total	(180)

Note 7.    Income taxes

Income (loss) before income taxes on a geographic basis is as follows:

Year ended December 31, 2000
Sweden	1,361
Other	(96)

Total	1,265

Income tax expenses include the following:

Year ended December 31, 2000
Current
Sweden	(441)
Other	—
(441)
Deferred
Sweden	8
8

Total	(433)

The current tax expenses include the following:

Year ended December 31, 2000
Tax on group contributions	380
Taxes paid	11
(decrease) in income tax liability	49
Other	1

Total	441

        The principal reasons for the difference between income tax expense (benefit) computed by applying the Swedish statutory tax rate of 28% to income (loss) before income taxes and the actual tax expense (benefit) are set forth below:

Year ended December 31, 2000
Income before taxes	1,265
Statutory tax rate	28%
Income tax expense at statutory rates	(354)
Amortization of goodwill	(7)
Losses not currently recognized	(46)
Expenses not deductible	(27)
Nontaxable income	1

Effective income tax	(433)

Effective income tax rate	34%

        The Company is subject to Swedish income tax on its taxable income in Sweden. The Company attempts to minimize the amount of taxes payable by transferring, to the extent possible, its taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included in the Consolidated Statement of Operations as income taxes generally reflects book entry transfers rather than cash paid or payable. In particular, the Company effects a transfer to its parent company, which is recorded as a "group contribution," which is in the form of a book-entry dividend, so the amount that is transferable on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of the unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder loan. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. In 1999, the Company received a tax credit of SEK11 million and paid income taxes of SEK11 million in 2000.

Note 8.    Earnings per share

Year ended December 31, 2000
Net income	831
Average number of shares (thousands)	610

Income per share (SEK)	1,362

Note 9.    Intangible assets

Goodwill
As of beginning of year	1,244
Acquisitions	3
As of year end	1,247
Goodwill—accumulated amortization
As of beginning of year	721
Amortization for the year	106
As of year end	827

Net book value	420

Note 10. Tangible assets

As of December 31,
2000
Land and buildings—at cost
As of beginning of year	1,391
Acquisitions/Company acquisitions	40
Divestment/Disposals	(15)
Reclassifications	90
Exchange rate differences	7
As of year end	1,513
Land and buildings—accumulated depreciation
As of beginning of year	604
Divestment/Disposals	(4)
Depreciation for the year	56
Write-down of the year	18

Exchange rate differences	2

As of year end	676

Net book value	837

Capitalized turnaround cost—at cost
As of beginning of year	378
Acquisitions	2
As of year end	380
Capitalized turnaround cost—accumulated amortization
As of beginning of year	162
Amortization for the year	73
As of year end	235

Net book value	145

Plant and machinery—at cost
As of beginning of year	7,104
Acquisitions/Company acquisitions	70
Divestment/Disposals	(43)
Reclassifications	109
As of year end	7,240
Plant and machinery—accumulated depreciation
As of beginning of year	3,380
Divestment/Disposals	(39)
Depreciation for the year	334
As of year end	3,675

Net book value	3,565

Equipment, tools, fixtures and fittings—at cost
As of beginning of year	1,424
Acquisitions/Company acquisitions	78
Divestment/Disposals	(82)
Reclassifications	76
Exchange rate differences	4
As of year end	1,500
As of beginning of year	746
Divestment/Disposals	(58)
Depreciation for the year	120
Write-down of the year	33
Exchange rate differences	2
As of year end	843

Net book value	657

Construction in progress
As of beginning of year	237
Acquisitions	218
Reclassifications	(273)
Exchange rate differences	4
As of year end	186
Tax assessment values
Buildings	1,313
Land	246
Plant and machinery	1,192

As of year end	2,751

Capital Leases are included above as follows:

	2000
	At cost	Accumulated depreciation	Book value
Land buildings	2	—	2
Plant and machinery	1,225	(262)	963

Total	1,227	(262)	965

Note 11. Leases

Rental income and expense from operating leases were as follows:

Year ended December 31,
2000
Rental income	59
Rental expense	12

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

	Operating Leases	Capital Leases	Total
2001	11	62	73
2002	7	62	69
2003	6	62	68
2004	3	62	65
2005	—	62	62
2006 and thereafter	—	1,054	1,054

Total minimum lease commitments	27	1,364	1,391

Note 12. Participations in Associated Companies

Company	Organization Number	Registered Office	Number of Shares	Ownership %	Par value SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
AB Djurgårdsberg	556077-3714	Stockholm	366	37	37	18
Göteborgs Smörjmedelsfabrik (Scanlube) AB	556287-6481	Gothenburg	25,000	50	2,500	2,500
Skandinaviska Kracker AB	556019-9878	Lysekil	875,000	50	87,500	187,500

TOTAL						190,018

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

Year ended December 31,
2000
Income Statement Data
Sales	473
Income before taxes	—
Taxes	—

Net income	—

As of December 31,
2000
Balance Sheet Data
Current assets	173
Property, plant and equipment-net	415
Other assets	20

Total assets	608

Liabilities	370
Shareholders' equity	238

Total liabilities and shareholders' equity	608

Note 13. Other securities held as fixed assets

Company	Organization Number	Registered Office	Number of Shares	Ownership %	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
NGI Naturgasinvest AB	556387-9260	Stockholm	1,667	17	167	198
SPIMFAB—SPI Miljösaneringsfond AB	556539-4888	Stockholm	1	1	2	2
Släckmedelscentralen—SMC AB	556488-8583	Stockholm	259	26	52	52
SSH Svensk Servicehandel			3	—	1	1
Götene E.D.F. Elföreningen,ek.för.			100	—	10	10
Syrhåla Handelsbolag	969633-6743	Stockholm				0
Tenant-owner association Berget						0
Tenant-owner association Ekerum						945
Tenant-owner association Solhylla						425
Other						30

TOTAL						1,663

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

As of December 31,
2000
Raw materials and supplies	2,008
Finished products	2,487

Total	4,495

Note 15. Shareholders' equity

        The Company's share capital include 610,258 shares with a par value of SEK1,000 each.

	Share capital	Restricted Reserves	Unrestricted reserves	Total shareholders' equity
Balance at January 1, 1999	610	1,928	171	2,709
Net income for the year	—	—	713	713
Group contribution	—	—	(1,190)	(1,190)
Tax effect of group contribution	—	—	333	333
Transfer between reserves	—	(195)	195	—
Translation differences	—	(3)	—	(3)

Balance at December 31, 1999	610	1,730	222	2,562

Net income for the year	—	—	831	831
Group contribution	—	—	(1,356)	(1,356)
Tax effect of group contribution	—	—	380	380
Transfer between reserves	—	67	(67)	—
Translation differences	—	—	3	3
Balance at December 31, 2000	610	1,797	13	2,420

        In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted shareholders' equity including net income for the year shown in the Consolidated Balance Sheet of the Parent Company and its subsidiaries and that of the Parent Company on a stand-alone basis, in each case, after proposed appropriations to restricted equity. Unrestricted equity in the Parent Company was SEK79 million as of December 31, 2000. As shown in the Consolidated Balance Sheet at December 31, 2000, unrestricted equity amounted to SEK13 million. Of this amount none is estimated to be appropriated to restricted equity. Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK1,797 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden. The untaxed reserves may be distributed as dividends upon payment of the related taxes. Transfers between restricted and unrestricted reserves mainly include establishment of new untaxed reserves or dissolution of untaxed reserves.

        Group contributions are paid in the year after the allocation is made

Note 16. Deferred income taxes

As of December 31,
2000
Deferred tax liability
Untaxed reserves	339

Total	339

As of December 31,
2000
Deferred tax receivable
Tax loss carry-forwards	42
Provisions	2
Less: valuation allowance	(42)

Total	2

        Deferred tax assets are included in other receivables. The Company is providing a valuation allowance on its tax loss carry-forwards because it has not been deemed more likely than not that the tax loss carry-forwards will be utilized in the near future. The Company has tax loss carry-forwards of approximately SEK56 million and SEK150 million as of December 31, 1999 and 2000, respectively. The tax loss carry-forwards are all from the Polish operations. Under current law, tax losses in Poland can be used against profits during a five year period, but only up to 50% of current year's tax expense. The tax losses expire between 2004-2006.

Note 17. Long-term liabilities

Liabilities to credit institutions

	As of December 31,
	2000

Loans in SEK	1,145
Loans in $	1,239
Less repayments due within 1 year	(702)	1,682
Lease obligation	1,144
Less current portion	(12)	1,132

Total		2,814

Amortization plan

	2001	2002	2003	2004	2005	2006
Loans	702	3	46	678	241	714
Capital lease obligation	12	13	14	24	30	1,051

Total	714	16	60	702	271	1,765

Interest Bearing Liabilities

	As of December 31,
	Maturity	Interest rate	1999	1999%	2000	2000%
Fixed rate SEK	2001/2008	5.8-8.45%	451	12.5	451	12.8
Variable rate SEK	2001/2005	Variable	707	19.7	694	19.7
Variable rate SEK*	2022	Variable	1,156	32.2	1,144	32.4
Fixed rate $	2006	5.55%	426	11.9	477	13.5
Variable rate $	2004/2005	Variable	853	23.7	762	21.6

Total			3,593	100.0	3,528	100.0

Less: Current portion			(448)		(714)

Total			3,145		2,814

*
Represents capital lease obligation

        The average interest rate on short-term debt was 6.0% during 2000.

As of December 31,
2000
Shareholder loans	2,259

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

Note 18. Liabilities to credit institutions

As of December 31,
2000
Short-term portion of Long-term debt	714
Other loans	607

Total	1,321

Note 19. Other liabilities and accrued expenses and prepaid income

Other liabilities

As of December 31,
2000
VAT	439
Excise duties	677
Liability to Svenska Petroleum Exploration AB, related party	460
Other	172

Total	1,748

Accrued expenses and prepaid income

As of December 31,
2000
Crude oil	628
Accrued salaries and social costs	67
Accrued interest expenses	29
Other	287

Total	1,011

Note 20. Average number of employees

	2000
	No. of employees	% men
Preem Petroleum AB
Sweden	751	53
Group companies
Sweden	1,003	86
Norway	4	50
Poland	272	71
Total group companies	1,279	83

Total group	2,030	72

Salaries, other remuneration and payroll overheads

	2000
	Salaries, other remuneration Payroll overheads	(of which pension expenses)
Preem Petroleum AB	249.5	100.6
		(15.1	)*
Group companies	318.2	130.2
		(16.4	)**

Group total	567.7	230.8

		(31.5)

*
Of the Preem Petroleum AB's pension expenses, SEK1.7 million for the year 2000, relates to the Board and President of the group.

**
Of the group's pension expenses SEK2.2 million for the year 2000, relates to the Board and President of the group. Break-down of salaries and other remuneration according to country and between Board members and employees.

	2000
	Board and President	Other employees
Preem Petroleum AB	2.3	247.2
(of which bonus)	(—)
Group companies in Sweden	4.3	291.3
(of which bonus)	(—)
Group companies abroad
Norway	0.9	1.2
Poland	0.6	19.9
Total for group companies	5.8	312.4

Group total	8.1	559.6
(of which bonus)	(—)

        The president is entitled to pension from the age of 60 to 65 years, equivalent to 70% of his fixed salary at the time of retirement.

Note 21. Auditors' fee

Year ended December 31,
2000
KPMG
Auditing	1.7
Other assignments	1.0
SET
Auditing	0.1
Other assignments	—
Other auditors
Auditing	—
Other assignments	—

Note 22. Pledged assets and contingent liabilities

Year ended December 31,
2000
Assets pledged
Property mortgages	51
Floating charges	5
Deposits	83

Total pledged assets	139

Contingent liabilities
Guarantee	39
Liability for partnership	67

Total contingent liabilities	106

        Guarantees are when the Company has guaranteed a third party's transaction with another party, mainly loans. The liability for partnership represents the Company's proportionate share of the partnership's total liabilities, which is less than 1%. According to a decision by the tax authorities of November 1998 relating to the audit of the 1994 tax year, additional VAT and penalties of approximately SEK64.9 million were charged to the Company. The case concerns the accounting of VAT payments on Preem-credit card sales. Although we appealed the decision to the County Administrative Court of Stockholm, the Court has not yet rendered a final decision. In November 1998, the tax authorities granted the Company an extension to pay the additional VAT and penalties until the appeal has been heard. The Company has, in accordance with generally accepted accounting principles, made a reservation for the additional VAT, namely SEK54 million, in its books. However, the Company has not made a reservation for any potential penalties, which could amount to approximately SEK11.2 million. If the Company is unsuccessful in its appeal, its VAT liability may be affected for a total of three years, the probability of which the Company believes is unlikely.

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

        The Swedish Competition Authority is also investigating the existence of a possible diesel cartel in the Swedish market. In connection with its investigation, the Competition Authority obtained documents from all five major oil companies in November 2000, including Preem Petroleum AB. The Company can offer no assurance that the Swedish Competition Authority will not initiate legal action against its in connection with this investigation. For infringements of the Swedish Competition Act, the Swedish courts may impose fines equal to up to ten percent of the infringing company's turnover.

        In addition to the fines imposed by the Swedish courts, the Swedish Competition Act provides the possibility for companies and private parties to recover damages attributable to infringements of such Act, in which case the total amount of the Company's liability would be uncertain. Legal proceedings must be initiated within five years from the date on which the damage occurred. The Company can not rule out the possibility of lawsuits from private parties or companies. At present, there is no mechanism under Swedish law to bring a class action or to impose punitive damages. However, there can be no assurances that this will remain the case for the next four years.

Note 23.    Selected Industry Segment Information

        The Company operates mainly in the oil and gas industry and has three reportable segments: the Supply and Refining Division, the Swedish Market Division and the International Division. The three segments were determined based upon the types of services and products that are provided to the customers. The Supply and Refining Division operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg and the wholly-owned Preemraff refinery located near the harbour of Torshamnen in Gothenburg as well as storage depots throughout Sweden. The Supply and Refining Division sells a full range of refined products in Sweden and abroad. The Swedish Market Division sells home-heating gasoil directly to end-users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Division. The Swedish Market Division also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations. The International Division sells refined products primarily to wholesale customers operated under the Preem-branded name in Poland. Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales were made at market rates.

        Financial information by segment is as follows:

Year ended December 31, 2000 SEK
Sales revenue:
Supply and refining(1)	35,477
Swedish market	9,904
International	1,462

Segment sales revenue	46,843
Intersegment sales revenue	(7,285)

Sales revenues	39,558

Segment operating profit:
Supply and refining	1,521
Swedish market	6
International	(69)

Segment operating profit	1,458
Other non-allocated income (expense)	179
Income from operations	1,637
Non-allocated items(3)	(372)

Income before income taxes	1,265

(1)
Includes sales by the Supply and Refining Division to the Swedish Market Division and International Division of SEK7,285 million for 2000.

(2)
Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(3)
Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

Depreciation and amortization:

Year ended December 31, 2000
Supply and refining	526
International	23
Swedish market	180
Segment depreciation and amortization	729
Other	11

Total	740

Capital expenditures:

Year ended December 31, 2000
Supply and refining	203
International	64
Swedish market	130
Segment capital expenditures	397
Other	8

Total	405

Geographic information

Sales revenues:

Year ended December 31, 2000
Swedish market	15,764
Norway	7,695
United Kingdom	3,556
Denmark	3,502
Other	9,041

Total	39,558

The largest portion of the Company's sales in other markets is comprised of sales to the Northern European market.

Long-lived assets:

As of December 31, 2000
Sweden	5,804
Other	169
Total	5,973

Note 24.    Financial instruments and risk management

        The Company has operations and assets in Sweden and Poland. Consequently, the Company's profits and revenues are affected, when measured in Swedish Kronor, by fluctuations of currency exchange rates. In addition the Company is exposed to fluctuations of the Dollar due to the fact that most of its goods are priced in Dollars. When the Swedish Kronor appreciates against other currencies, the Company's profits from foreign operations, reported in Swedish Kronor, may decrease. Likewise, when the Swedish Kronor declines against other currencies, the Company's profits from foreign operations reported in Swedish Kronor may increase. The Company also has exposure to market risks from changes in interest rates and price fluctuations in oil. Certain financial instruments are used by the Company to manage these foreign currency, interest rate and oil risks as summarized below.

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

Foreign currency risk management

        The Company is exposed to foreign currency exchange rate risk, due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in foreign currency. The Company's foreign currency risk exposure arises from (i) fluctuations in exchange rates in relation to the value of the Company's sales and purchases in foreign currencies and certain financial assets and liabilities (transaction exposure). The Company's policy is to hedge its transaction risk primarily on its net exposures. Management regularly reviews the Company's assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of foreign currency fluctuations. The Company primarily uses forward exchange contracts and, to a lesser extent, purchases currency options and currency swaps to manage its foreign currency risk.

        The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 for each year:

	As of December 31, 2000
	Notional Amount	Credit Exposure
Forward exchange contracts	46	—
	46	—

        The following table summarizes the contractual amounts of the Company's forward exchange and option contracts by major currency in Swedish Kronor. Foreign currency amounts are translated at rates current at the reporting date. The "buy" amounts represent Swedish Kronor equivalent of commitments or options to purchase foreign currencies, and the "sell" amounts represent the Swedish Kronor equivalent of commitments or options to sell foreign currencies. The Company uses forward exchange contracts, which typically expire within one year, to hedge anticipated and firmly committed payments and receipts of foreign currencies related to sales, product costs, interest and sale and purchase of fixed assets.

	2000
	Buy	Sell
Polish Zloty	—	46

Total	—	46

Oil risk management

        As with currency risks, Preem makes assumptions regarding future changes in the price of oil and prices are hedged on the basis of this assessment. The risk permitted within the frame for the financial policy totals a norm position 1,580,000 cubic meters (+200,000/-250,000 cubic meters) any given instance, which, assuming current price levels, means that approximately none of the Group's consumption must be hedged, if at norm position.

        Preem uses swaps and futures to fix its price levels. The marked to marked value of these instruments amounts to SEK81 million as of December 31, 2000, respectively. The difference between the acquisition price and the market price at year end affects income and balance sheet. The total notional amount of the outstanding contracts was SEK4,395 million as of December 31, 2000.

	2000
	NotionalAmount	Length of contract
Oil Swaps	2,736	Jan-Dec -01
Oil Futures	1,659	Jan-June -01
	4,395

Environmental cost

        The Company accrues for environmental costs as indicated in Note 1. Numerous local, state and federal laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous state and federal agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies.

        The Company has been and will be responsible for costs related to compliance with, or remediation resulting from, environmental regulations.

        The Company has leased the Finnberget depot since 1987, and its lease agreement terminated in September 2001. The lease agreement had a provision limiting the Company's liability for any decontamination to a maximum of SEK4 million. The Company is in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. The Company has filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in the Company's favor, the Company may be liable for all or part of the decontamination of this site. The total cost of decontamination depends on the intended future use of the site. Management estimate the total decontamination cost for future industrial use would be approximately SEK40 million. Management estimate the total decontamination cost for future housing use would be approximately SEK75-110 million; the Company has accrued an amount of SEK4 million, which is represented by a contractual obligation.

        There are currently no other identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigation over time or changes in regulatory requirements could result in future liabilities. The Company's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting material claims. The Company insures itself for liability arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company consider financially prudent. A successful liability claim for which the Company are underinsured or uninsured could have a material adverse effect on us.

Note 25.    U.S. GAAP Information

        The following is a summary of the most significant differences between the Preem Group's accounts in accordance with Swedish and U.S. GAAP, respectively.

Year ended December 31, 2000
Net income for the year according to Swedish GAAP	831
Adjustments in accordance with U.S. GAAP:
Pensions(A)	4
Pension refund(B)	(89)
Goodwill amortization(C)	(132)
Income taxes(D)	—
Income tax effects of U.S. GAAP adjustment	23

According to U.S. GAAP	637

Basic and diluted income per share in accordance with U.S. GAAP	1,044

Weighted number of shares outstanding (thousands)	610

Year ended December 31, 2000
Shareholder's equity
According to Swedish GAAP	2,420
Adjustments in accordance with U.S. GAAP:
Pensions(A)	50
Pension refund(B)	(89)
Goodwill(C)	1,098
Accumulated income tax effects	10
According to U.S. GAAP	3,489

(A)
Pensions—The Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies' schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employers' Accounting for Pensions SFAS No. 87." SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded.

(B)
Pension refund—The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received is split into two parts i) 20% in cash during September 2000; and ii) 80% of future required payments. Swedish GAAP allows the Companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions. Total amount recognized in Swedish GAAP amounts to SEK115 million.

(C)
Goodwill—U.S. GAAP requires goodwill to be pushed down to the subsidiary that was acquired in the subsidiary's stand-alone financial statements. For U.S. GAAP purposes the goodwill associated with Corral Petroleum Holdings AB's acquisition of Preem Petroleum AB (SEK1,997 millions) was recognized as an asset and amortized over an estimated useful life of 15 years. Swedish GAAP does not permit this treatment of goodwill.

(D)
Taxes—Under Swedish GAAP, deferred income taxes are generally recognized on timing differences only to the extent that it is likely that a tax liability will arise in the foreseeable future. Deferred tax assets resulting from timing differences are recognized only to the extent that they can be offset against deferred tax liabilities. Under U.S. GAAP, deferred tax liabilities are required to be recognized on all differences between book and tax basis of assets and liabilities, regardless of the likelihood of reversal or crystallization. Deferred tax assets, including tax loss carry-forwards, are recognized to the extent that it is more probable than not that such asset will be realized.

Other U.S. GAAP disclosures

Fair value of financial instruments

        FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. The Company's estimates show that there are n o material variation between market value and book value for its financial instruments, except for long-term loans as presented below, as at December 31, 1999 and 2000. For certain instruments, including cash and cash equivalents, and accounts payable and accruals, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments.

        The estimated fair value of the Company's long-term debt are based on present value of future payments based on the difference in interest rates.

	As of December 31, 2000
	Carrying Value	Fair value
Liabilities
Long-term liabilities to credit institutions	2,814	2,785

Allowance for doubtful accounts

        Schedule of movements in allowance for doubtful accounts in the Preem Group for the years ended December 31, 2000:

Year	Balance at Beginning of period	Charged to costs and expenses	Charged (credited) to other accounts	Additions or Deductions(A)	Balance at end of period
2000	28	8	(1)	11	46

(A)
Primary write-offs of bad debts.

Comprehensive income

        Comprehensive Income—The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and Foreign currency translation adjustments. Comprehensive income (loss) in accordance with Swedish GAAP were as follows:

	Comprehensive	Accumulated other comprehensive income
Balance of January 1, 1999		(1)
Net income	713
Foreign currency translation adjustment	(3)	(3)

	710
Comprehensive income 1999		(3)

Balance of December 31, 1999		(4)
Net income	831
Foreign currency translation adjustment	3	3

Comprehensive income 2000	834

Balance of December 31, 2000		(1)

Note 26.    Recently issued accounting standards

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("Statement 133"), "Accounting for Derivative Instruments and for Hedging Activities." In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 ("Statement 138"), "'Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." Statement 133, as amended, requires companies to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. It also requires that changes in fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted Statement 133, as amended on January 1, 2001. The adoption of Statement 133, will have no impact on the Company's financial statements.

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("Statement 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("Statement 142"), "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement 142 is required to be adopted by the Company effective January 1, 2002.

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

        In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

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

Note 27.    Pension information

        The Group has certain Swedish pension arrangements that are not multi-employer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for U.S. GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits." The Company adopted SFAS 87 in January 1, 1996, and the transition amount was SEK17 million, which is amortized over a period of 15 years.

        Pension cost, on the defined benefit plans, calculated in accordance with U.S. GAAP includes the following:

Year ended December 31, 2000
Service cost	—
Interest cost	6
Net amortization and deferral	—

Net periodic pension cost	6

        The cash amount received in 2000 of SEK26 million of pension refund is not reflected in the net periodic pension cost above.

        The change in benefit obligation are as follows:

Year ended December 31, 2000
Change in benefit obligation
Benefit obligation at beginning of year	137
Interest cost	6
Actuarial gain (loss)	5
Benefit paid	(15)

Benefit obligation at end of year	133

Funded status	(133)

Amounts recognized in the consolidated balance sheets consist of accrued pension liability	133

Assumptions used in the calculation of pension obligations are as follows:

2000 Sweden
Weighted discount rate	5.0%
Rates of increase in compensation levels	2.5%

        The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets was SEK137 million, as of December 31, 1999, and SEK133 million, as of December 31, 2000.

Note 28.    Related party transactions

        The Company has entered into various transactions with affiliated companies, which were entered into on terms no less favorable than those that could have been obtained from an unrelated third party. The significant transactions between the Company and its affiliates are described below.

        Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, the Company paid SEK78 million in 2000. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided.

        Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly-owned subsidiary of Capital Trust SA has acted as the Company's advisor in connection with the April 2001 offering of the notes. For these services, the Company paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, has provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to Preem Holdings AB. The existing contract governing these services, which Corral Petroleum Holdings AB assigned to Preem Holdings AB in January 2002, expires in September 2005, will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings AB, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA.

        Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB. The liability associated with such cash management services amounted to SEK460 million as of December 31, 2000, respectively and represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1 *	Articles of Association of Preem Holdings AB (publ)
2.1 *	Purchase Agreement, dated as of April 3, 2001, by and among Preem Holdings AB (publ), Deutsche Bank AG London, and UBS AG
2.2 *	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
2.3 *	Form of 10 5/8% Senior Secured Notes due 2011
2.4 *	Registration Rights Agreement, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Deutsche Bank AG London, and UBS AG
2.5 *	Purchase Agreement, dated as of July 13, 2001, between Preem Holdings AB (publ) and Deutsche Bank AG London
2.6 **	Registration Rights Agreement, dated as of July 20, 2001, between Preem Holdings AB (publ) and Deutsche Bank AG London
4.1 *	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2 *	Shareholder Loan Agreement No. 1B, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.3 *	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.4 *	Debt Restructuring Agreement, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Corral Petroleum Holdings AB (publ), and Preem Petroleum AB
4.5 *	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.6 *	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.7 *	Scanlube Shareholders' Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.8 *	Amendment to Scanlube Shareholders' Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.9 ***	Scanraff Shareholders' Agreement, dated as of April 17, 2002, by and among Preem Petroleum AB, R&M Holding AB and Skandinaviska Raffinaderi Aktiebolaget Scanraff
4.10 ***	Transaction Structure Agreement, dated as of April 17, 2002, by and among Preem Petroleum AB, R&M Holding AB and Skandinaviska Raffinaderi Aktiebolaget Scanraff
8	Subsidiaries of Preem Holdings AB (publ)
10.1	Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
10.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

*
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the SEC on July 16, 2001.

**
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the SEC on July 24, 2001.

***
Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed with the Commission on April 30, 2002.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF CERTAIN INFORMATION
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Manager and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. [Reserved]
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
Preem Holdings AB and Subsidiaries Consolidated Statements of Operations Years ended December 31, 2000, 2001 and 2002
Preem Holdings AB and Subsidiaries Consolidated Balance Sheets As of December 31, 2001 and 2002
Preem Holdings AB and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2000, 2001 and 2002
Preem Holdings AB and Subsidiaries Notes to the Consolidated Financial Statements Years ended December 31, 2000, 2001 and 2002
REPORT OF INDEPENDENT ACCOUNTANTS
Preem Petroleum AB and Subsidiaries Consolidated statements of Operations Year ended December 31, 2000
Preem Petroleum AB and Subsidiaries Consolidated Balance Sheets As of December 31, 2000
Preem Petroleum AB and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2000
Preem Petroleum AB and Subsidiaries Notes to the Consolidated Financial Statements Years ended December 31, 2000
EXHIBIT INDEX