Form 20-F
period 2003-12-31
PREEM HOLDINGS AB PUBL
filed 2004-04-29
CIK 1145046

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐    Registration Statement Pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934

OR

☒    Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
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

i

PRESENTATION OF INFORMATION

        In this Annual Report, unless otherwise provided below:

  •
  "bridge loan" refers to a €170 million bridge loan, which matures on June 11, 2004, from a group of Swedish banks to Preem Petroleum and Preem Finans, guaranteed by Preem Holdings, which we obtained in connection with our acquisition of 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff, the owner of the Scanraff refinery;

  •
  "EU" refers to the European Union;

  •
  "inter-company loan" refers to a SEK 2,277 million interest-free, subordinated inter-company loan to Preem Petroleum from Preem Holdings, which matures on March 31, 2011;

  •
  "Notes" refers to the €305 million aggregate principal amount of 10 5/8% senior secured notes due 2011 issued by Preem Holdings in 2001;

  •
  "Preem Finans" refers to Preem Finans AB, a wholly owned subsidiary of Preem Petroleum;

  •
  "Preem Holdings" of "Company" refer to Preem Holdings AB (publ), the issuer of the Notes;

  •
  "Preem Petroleum" refers to Preem Petroleum AB (publ), a wholly owned subsidiary of Preem Holdings;

  •
  "proposed new credit facilities" refers to proposed new multi-currency revolving credit and term loan facilities for Preem Petroleum, which we expect to be in an approximate amount of €300 million to €355 million for which we have signed an appointment letter dated April 26, 2004 with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), pursuant to which they are appointed, on a best efforts basis, as lead arrangers;

  •
  "shareholder loan" refers to a SEK 242 million interest-free, subordinated shareholder loan to Preem Holdings from Corral Petroleum Holdings AB (publ), which has no maturity date and may not be repaid while the Notes are outstanding;

  •
  "Swedish GAAP" refers to generally accepted accounting principles in Sweden;

  •
  "United States" or the "U.S." refer to the United States of America;

  •
  "U.S. GAAP" refers to generally accepted accounting principles in the United States;

  •
  "we," "us," "our," and other similar terms refer to Preem Holdings and its consolidated subsidiaries, including Preem Petroleum, except where the context otherwise requires; and

  •
  "proposed Preem Petroleum notes offering" refers to a proposed offering of €125 million aggregate principal amount of senior subordinated notes of Preem Petroleum, guaranteed by Preem Holdings, which is currently anticipated to close in the second quarter of 2004.

        Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

        In the petroleum refining industry, crude oil and refined product amounts are generally stated in cubic meters ("m3") or barrels, each of which is a unit of volume, or in metric tonnes, a unit of weight, depending on the product and the reason for which the amount is being measured. These volumes may be expressed in terms of barrels. A barrel ("bbl") contains 42 U.S. gallons. We have converted cubic meters to barrels at the rate of 1 cubic meter = 6.2898 barrels.

PRESENTATION OF FINANCIAL INFORMATION

        Unless otherwise indicated, financial information in this Annual Report has been prepared in accordance with Swedish GAAP. Swedish GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Swedish GAAP and U.S. GAAP as they apply to us, see "Item 3—Key Information—A. Selected Financial Data—Principle Differences Between Swedish GAAP and U.S. GAAP" and note 26 to our audited consolidated financial statements included elsewhere in this Annual Report. Some financial information in this Annual Report has been rounded and, as a result, the numerical figures shown as totals in this Annual Report may vary slightly from the exact arithmetic aggregation of the figures that precede them.

CURRENCY PRESENTATION

        In this Annual Report:

  •
  "$" or "dollar" refer to the lawful currency of the United States;

  •
  "€" or "euro" refer to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and

  •
  "SEK," "krona" or "kronor" refer to the lawful currency of Sweden.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Annual Report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial indebtedness;

  •
  our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures, including the proposed new credit facilities and the proposed Preem Petroleum notes offering;

  •
  volatility in refining margins and in market prices for crude oil and refined products;

  •
  operational hazards;

  •
  our future capital needs;

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

        We urge you to read the sections of this Annual Report entitled "Item 3—Key Information—D. Risk Factors," "Item 5—Operating and Financial Review and Prospects" and "Item 4—Information on the Company—B. Business overview" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Annual Report may not occur. We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Annual Report.

PART I

Item 1. Identity of Directors, Senior Manager and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

  A. Selected Financial Data

        The selected consolidated financial data in this section have been derived from the audited annual consolidated financial statements of Preem Holdings as of and for the years ended December 31, 2001, 2002 and 2003 and Preem Petroleum as of and for the years ended December 31, 1999 and 2000. The financial statements of both Preem Holdings and Preem Petroleum have been prepared in accordance with Swedish GAAP and audited by KPMG Bohlins AB, independent accountants. Preem Holdings was a dormant subsidiary of Preem Petroleum prior to 2001. The parent company of Preem Holdings, Corral Petroleum Holdings, contributed all of the issued and outstanding shares of Preem Petroleum to Preem Holdings in March 2001 in connection with the offering of the Notes. Therefore, we believe that a discussion of the results of operations and financial condition of Preem Petroleum as of and for the years ended December 31, 1999 and 2000 and for Preem Holdings as of and for the years ended December 31, 2001, 2002 and 2003 provides more relevant disclosure with respect to our financial position and results of operations.

        The principal assets of Preem Holdings as of December 31, 2003 consist of all of the issued and outstanding shares of Preem Petroleum and a SEK 2,277 million inter-company loan to Preem Petroleum. The principal liabilities of Preem Holdings as of December 31, 2003, consist of €305 million aggregate principal amount of the Notes and SEK 242 million outstanding under the shareholder loan from Corral Petroleum Holdings. Preem Petroleum and Preem Holdings prepare their consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Reconciliations of net profit (loss) for the years ended December 31, 2001, 2002 and 2003 and shareholders' equity as of December 31, 2002 and 2003, reflecting the significant differences between Swedish GAAP and U.S. GAAP, are set forth in note 26 to the Preem Holdings audited annual consolidated financial statements and related notes. You should read the data below in conjunction with the Preem Holdings audited annual consolidated financial statements and the related notes, which are included elsewhere in this Annual Report.

	Preem Petroleum Year ended December 31,		Preem Holdings Year ended December 31,
	1999 SEK	2000 SEK	2001 SEK	2002 SEK	2003 SEK	2003 $(1)
	(in millions, except ratios and share data)
Consolidated Statement of Operations Data:
Amounts in accordance with Swedish GAAP:
Revenues	28,793	46,195	46,697	42,178	43,030	5,911
Excise duties	(6,573)	(6,637)	(10,288)	(8,855)	(8,241)	(1,132)
Sales revenue	22,220	39,558	36,409	33,323	34,789	4,779
Cost of goods sold	(20,161)	(37,142)	(34,799)	(31,952)	(33,303)	(4,575)
Gross profit	2,059	2,416	1,610	1,371	1,486	204
Selling expenses	(816)	(888)	(943)	(914)	(812)	(111)
Administrative expenses	(277)	(272)	(474)	(479)	(479)	(66)
Other operating income (loss)	236	381	268	249	258	35
Operating income(2)	1,202	1,637	461	227	453	62
Interest income	44	63	93	47	40	5
Other financial income(3)	5	13	(2)	(102)	2	0
Interest expense	(208)	(268)	(491)	(478)	(456)	(63)
Other financial expense(4)	(74)	(180)	(267)	342	266	37
Income (loss) before taxes	969	1,265	(206)	36	305	42
Income taxes(5)	(255)	(433)	(15)	(180)	(77)	(11)
Minority interests	(1)	(1)	(12)	(4)	(2)	(0)
Net profit (loss)	713	831	(233)	(148)	226	31
Earnings (loss) per share(6)	1,169	1,362	(46,600)	(29,500)	45,100	6,195
Weighted number of shares (in thousands)	610	610	5	5	5	5
Amounts in accordance with U.S. GAAP:
Sales revenue	22,220	39,558	36,409	33,323	34,789	4,779
Operating income(2)	1,078	1,420	514	506	630	87
Net profit (loss)	528	637	(195)	11	479	66
Whereof:
Continuing operations	557	730	(122)	70	481	66
Discontinued operations	(29)	(93)	(73)	(59)	(2)	(0)
Earnings (loss) per share(6)	866	1,044	(39,000)	2,200	95,800	13,159
Weighted number of shares (in thousands)	610	610	5	5	5	5
Consolidated Balance Sheet Data:
Amounts in accordance with Swedish GAAP:
Cash and cash equivalents	270	370	959	461	633	87
Total tangible fixed assets, net	5,427	5,390	5,381	5,727	7,656	1,052
Total assets	13,024	14,803	15,488	15,182	17,293	2,375
Total current debt(7)	448	1,321	560	771	3,122	429
Total long-term debt(8)	3,168	2,949	5,822	5,553	4,675	642
Minority interests	117	122	134	8	8	1
Shareholder loan(9)	1,903	2,259	242	242	242	33
Shareholders' equity	2,562	2,420	3,112	2,927	3,499	481
Amounts in accordance with U.S. GAAP:
Total current debt(7)	469	1,456	572	771	3,123	429
Total long-term debt(8)	3,147	2,814	5,810	5,553	4,674	642
Shareholder loan(9)	1,903	2,259	242	242	242	33
Shareholders' equity	3,825	3,489	3,122	3,011	3,836	527
Other Financial Data:
Amounts in accordance with Swedish GAAP:
Operating income before depreciation and amortization(10)	1,871	2,377	1,287	1,073	1,334	183
Depreciation and amortization	(669)	(740)	(826)	(846)	(881)	(121)
Interest expense	(208)	(268)	(491)	(478)	(456)	(63)
Capital expenditure	(590)	(405)	(588)	(1,028)	(720)	(99)
Cash flow from operating activities	825	75	2,614	194	417	57

Total Preem Petroleum debt(11)	3,616	4,270	3,508	3,646	5,023	690
Notes	N/A	N/A	2,874	2,678	2,774	381
Total debt(12)	N/A	N/A	6,382	6,324	7,797	1,071

(1)
We have translated kronor into dollars at the rate of $1.00=SEK 7.28 (the exchange rate on December 31, 2003). We have provided this translation solely for your convenience.

(2)
Operating income (loss) under U.S. GAAP reflects differences primarily in pension, business combinations and financial instruments between Swedish GAAP and U.S. GAAP. See "—Principal Differences between Swedish GAAP and U.S. GAAP" below and note 26 to our audited annual consolidated financial statements included elsewhere in this Annual Report.

(3)
Other financial income includes exchange rate gains and losses, miscellaneous financial income, and a gain on the repurchase of Notes.

(4)
Other financial expense includes exchange rate losses and miscellaneous expenses.

(5)
Income taxes do not generally reflect cash payable or paid, because Preem Holdings and Preem Petroleum have the ability to transfer, to a certain extent, their taxable income to their parent company in the form of a book-entry dividend (which, for Swedish tax law purposes is referred to as a group contribution). See "Item 5—Operating and Financial Review and Prospects."

(6)
Earnings (loss) per share is defined as net profit (loss) divided by the weighted average amount of shares outstanding. For 2003, the amounts are presented in kronor and dollars.

(7)
Total current debt is represented in the audited annual consolidated financial statements of Preem Petroleum and Preem Holdings under current liabilities as "Liabilities to credit institutions." Under U.S. GAAP, total current debt includes a bank overdraft facility, which is categorized as long-term debt under Swedish GAAP.

(8)
Total long-term debt excludes a shareholder loan described in note (9) below and the current portion of long-term debt, but includes amounts under a bank overdraft facility that is categorized as long-term debt under Swedish GAAP and other long-term liabilities.

(9)
The shareholder loan is in the form of an interest-free, subordinated loan from Corral Petroleum Holdings. The shareholder loan has no maturity date and may not be repaid while the Notes are outstanding. The shareholder loan is contractually subordinated to the Notes.

(10)
Operating income before depreciation and amortization for 2000 includes SEK 89 million of non-cash income that is non-recurring and that is attributable to a refund from the Swedish National Pension Fund. Operating income before depreciation and amortization is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net profit, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. We believe that operating income before depreciation and amortization provides useful information to investors because it is a measure of cash flow and an indicator of our ability to finance our operations, capital expenditures, and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Swedish GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principle on the Notes. Because all companies do not calculate operating income before depreciation and amortization identically, the presentation of operating income before depreciation and amortization may not be comparable to similarly entitled measures of other companies. See "—Reconciliation of Operating Income Before Depreciation and Amortization" below for a quantitative reconciliation of operating income before depreciation and amortization to the most directly comparable measure under Swedish GAAP.

(11)
Total Preem Petroleum debt includes total long-term debt and total current debt of Preem Petroleum and its consolidated subsidiaries, and excludes the inter-company loan of SEK 2,277 million, which was incurred when Preem Holdings loaned some of the proceeds of the offering of the Notes to Preem Petroleum. The inter-company loan is not included in total debt of Preem Holdings. As of March 31, 2004, total debt of Preem

  Petroleum and its consolidated subsidiaries, excluding the inter-company loan, was SEK 4,073 million. In addition, Preem Petroleum and its consolidated subsidiaries had cash and cash equivalents of SEK 936 million as of March 31, 2004.

(12)
Total debt of Preem Holdings on a consolidated basis includes total long-term debt and total current debt but excludes the shareholder loan. As of March 31, 2004, Preem Holdings had total debt of SEK 6,901 million and cash and cash equivalents of SEK 1,110 million on a consolidated basis.

Principal Differences between Swedish GAAP and U.S. GAAP

        We prepare our financial statements in accordance with Swedish GAAP. For a reconciliation of certain financial statement information to U.S. GAAP, see note 26 to our audited annual consolidated financial statements included elsewhere in this Annual Report. The principal differences pertain to the treatment of pension expense, business combinations, financial investments and changes in group structure.

  Pension Expense

        Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to SFAS No. 87, "Employers' Accounting for Pensions," which requires consideration of more variables than Swedish GAAP. In particular, U.S. GAAP requires the use of a specific actuarial method (the projected unit credit method), which takes into consideration factors such as future salary increases and interest rate calculations based upon company-specific borrowing capacity.

        The group participates in a pension scheme in which plan assets were not segregated in separate accounts or restricted to provide benefits exclusively to group employees. As such, this pension scheme had been accounted for as a multi-employer plan for both Swedish and U.S. GAAP purposes. In 2003, the assets of the plan have been segregated and separate accounts have been established. For Swedish GAAP purposes, this pension scheme is accounted for as a multi-employer plan in 2003, and will as of January 1, 2004, be accounted for as a multiple-employer plan. For U.S. GAAP purposes, the change in 2003 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan with the unfunded benefit obligation of SEK 72 million as of December 31, 2003 being recognized immediately in net income.

  Business combinations

        Acquisitions of certain subsidiaries are reported differently in accordance with Swedish GAAP and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill. Effective July 1, 2001, we adopted SFAS No. 141, "Business Combinations," and, effective in January 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in our determination of net profit and shareholders' equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS No. 142, we have identified our reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In our income statement for 2003 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was SEK 232 million. In accordance with SFAS No. 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of net profit and shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2003 and an impairment loss of SEK 14 million has been recognized for both Swedish and U.S. GAAP.

  Financial investments

        Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts that hedge future cash flows are deferred and recognized only when realized. Under U.S. GAAP, unrealized gains and losses on forward refining margin contracts, which do not qualify for hedge accounting treatment, would be recognized as income or loss when they occur. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133." These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and require us to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. We use derivative instruments to hedge the value of our financial position. Management has determined that none of our hedges of financial exposure during 2003 qualify for hedge accounting under U.S. GAAP. In accordance with U.S. GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The year-end adjustment to record derivative instruments at fair value in accordance with U.S. GAAP resulted in a net gain adjustment of SEK 80 million recognized in current earnings in the year ended December 31, 2003.

  Changes in group structure

        Prior to April 2002, Preem Petroleum owned 78.5% of the Scanraff refinery with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remaining interests in the Scanraff refinery and the Scancracker catalytic cracker were owned by Preem Petroleum's joint-venture partner, Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA. In April 2002, Preem Petroleum and Hydro R&M Holding signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum would own 75% of both Scanraff and Scancracker, with the remaining 25% owned by Hydro R&M Holding. In October 2002, Scancracker was merged into Scanraff, with no resulting change in ownership. Under Swedish GAAP, the transaction was recorded as a change in group structure with an effect only on shareholders' equity. Under U.S. GAAP, the transaction was recorded on a carry-over basis as a non-monetary exchange of similar productive assets. In December 2003, Preem Petroleum acquired Hydro R&M Holding's 25% interest in Scanraff, bringing our ownership interest in Scanraff to 100%.

  Effect on Net Profit

        For the year ended December 31, 2003, our net profit under U.S. GAAP was SEK 479 million compared to a net profit of SEK 226 million under Swedish GAAP. For the year ended December 31, 2002, our net profit under U.S. GAAP was SEK 11 million compared to a net loss of SEK 148 million under Swedish GAAP. For the year ended December 31, 2001, our net loss under U.S. GAAP was SEK 195 million compared to SEK 233 million under Swedish GAAP.

Reconciliation of Operating Income Before Depreciation and Amortization

        The following table presents a reconciliation of operating income before depreciation and amortization under Swedish GAAP to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Preem Petroleum Year ended December 31,		Preem Holdings Year ended December 31,
	1999 SEK	2000 SEK	2001 SEK	2002 SEK	2003 SEK	2003 $(1)
			(in millions)
Cash flow from operating activities	825	75	2,614	194	417	57
Changes in working capital	837	1,946	(1,794)	230	455	63
Taxes paid	(11)	11	57	17	4	1
Gain (loss) from sale of fixed assets	12	7	(2)	(2)	(38)	(5)
Gain from sale of subsidiaries	—	—	—	1	—	—
Provisions	—	5	66	2	47	6
Unrealized exchange gains (losses)	(25)	(128)	(231)	429	316	43
Deferred charges	—	—	(88)	(12)	(12)	(2)
Gain on repurchased bonds	—	—	—	23	—	—
Non-cash pension refund	—	89	(2)	—	(3)	(0)
Financial expense, net	233	372	667	191	148	20
Operating income before depreciation and amortization	1,871	2,377	1,287	1,073	1,334	183

(1)
We have translated kronor into dollars at the rate of $1.00=SEK 7.28 (the exchange rate on December 31, 2003). We have provided this translation solely for your convenience.

Exchange rate information

        The following chart shows, for the period from January 1, 1999 through April 23, 2004, the period end, average, high and low Swedish Central Bank foreign exchange reference rate for cable transfers of dollars expressed as kronor per $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

	SEK per $1.00
	High	Low	Period average(1)	Period end
Year
1999	8.6575	7.7100	8.3038	8.5250
2000	10.3325	8.3425	9.2394	9.5350
2001	10.9950	9.2650	10.4174	10.6675
2002	10.7275	8.8050	9.6442	8.8250
2003	8.8000	7.2750	8.0165	7.2750
Month
October 2003	7.7775	7.5825	7.6966	7.7750
November 2003	7.8900	7.5225	7.6831	7.5550
December 2003	7.5300	7.2750	7.3632	7.2750
January 2004	7.4175	7.0750	7.2493	7.4125
February 2004	7.4150	7.1275	7.2599	7.4125
March 2004	7.6625	7.3650	7.5243	7.5650
April 2004 (through April 23, 2004)	7.7475	7.4850	7.6380	7.6750

(1)
The period average for 1999 to 2003 represents the average of the noon buying rates on the last business day of each month during the relevant period.

        The rates in the above table may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this Annual Report. Our inclusion of these exchange rates is not meant to suggest that any amount of the currencies specified above has been, or could be, converted into the applicable currency at the rates indicated or any other rate.

        We publish our financial statements in kronor. For your convenience, this Annual Report presents translations into dollars of certain krona amounts at the Swedish Central Bank exchange rate for the krona against the dollar on December 31, 2003 of $1.00=SEK 7.28.

  B. Capitalization and indebtedness

        Not applicable.

  C. Reasons for the offer and use of proceeds

        Not applicable.

  D. Risk factors

        The risk factors below are associated with our company and the Notes. You should carefully consider the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. There may be additional risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have the effects set forth above.

        Our substantial indebtedness could adversely affect our operations or financial results and prevent us from fulfilling our debt obligations.

        As of December 31, 2003, we had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding the shareholder loan) of SEK 7,797 million. We also had SEK 697 million available under our unutilized credit facilities. Our substantial indebtedness could adversely affect our operations or financial results and could have important consequences for you. For example, such indebtedness could, in and of itself and in light of the restrictive covenants included in the indenture related to the Notes:

  •
  make it more difficult for us to fulfill our obligations under the Notes;

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

        In addition, although the indenture relating to the Notes and many of our financing arrangements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions. Thus, we and our subsidiaries may be able to incur substantial additional debt, including secured debt. To the extent we incur additional indebtedness, the substantial leverage risks described above would increase.

        If the proposed new credit facilities are not available to us in the time contemplated, or at all, or if the proposed Preem Petroleum notes offering does not close, we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan, which matures on June 11, 2004, we may have to postpone construction of the isocracker and our liquidity would be adversely affected.

        The €170 million bridge loan that we obtained in order to finance our December 2003 acquisition of the 25% of the Scanraff refinery that we did not already own matures on June 11, 2004. We intend to repay amounts outstanding under the bridge loan by drawing down amounts under one of the proposed new credit facilities. In addition, we intend to use the proceeds of the proposed Preem Petroleum notes offering and intend to draw down amounts on another of the proposed new credit facilities to finance a portion of the cost of construction of the isocracker. However, we have not yet entered into any definitive documents concerning the proposed Preem Petroleum notes offering or the proposed new credit facilities. In addition, with respect to the proposed new credit facilities, even assuming that due diligence is completed satisfactorily and that definitive documents are successfully negotiated, executed and delivered as contemplated prior to the June 11, 2004 maturity date of the bridge loan, funding under such facilities will be subject to a number of conditions, including successful syndication and the completion of further equity investments from us to Preem Petroleum. For further information, see "Proposed New Credit Facilities" and "Proposed Preem Petroleum Notes Offering" in "Item 8—Financial Information—B. Significant Changes" for more information.

        Although management believes that negotiations are progressing well, we can provide no assurance that the proposed Preem Petroleum notes offering will close and we can provide no assurance that the proposed lenders under the proposed new credit facilities will satisfactorily complete their due diligence or that definitive documents for the proposed new credit facilities will be successfully negotiated, executed and delivered, or if successfully negotiated, executed and delivered, that such new proposed credit facilities will be available in the amount or on the terms contemplated. In addition, we are dependent on our parent company, Corral Petroleum Holdings, to provide funds to make some or all of the required equity investments in Preem Petroleum. If Corral Petroleum Holdings does not make sufficient funds available to us, or if we are otherwise unable to make the required equity investments, or if other conditions precedent are not satisfied, the proposed new credit facilities may not be made available to us.

        If the proposed Preem Petroleum notes offering does not close, or if the proposed new credit facilities are for any reason not available in an amount or within the time contemplated, or at all, then we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan. In such a scenario, we would seek to obtain alternative long-term debt to finance the construction of the isocracker unit at the Scanraff refinery. If we are unable to obtain such financing, we may have to postpone the construction of the isocracker unit and we may not have sufficient funds to finance our other capital requirements. Any of the foregoing developments could be expected to materially adversely affect our business, financial condition, results of operations and cash flows.

        Prices for crude oil and refined products are subject to rapid and large fluctuations and our margins may be adversely affected by market conditions.

        Our results of operations from refining are influenced by the relationship between market prices for crude oil and refined products. We will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined products at margins sufficient to cover the fixed and variable costs of our refineries. In recent years, both crude oil and refined product prices have fluctuated substantially. Consequently, our inventory of crude oil and refined products is exposed to fluctuations in price. Prices of crude oil and refined products depend on numerous factors, including global and regional demand for, and supply of, crude oil and refined products, and regulatory, legislative and emergency actions of national, regional and local agencies and governments. Decreases in the supply of crude oil or the demand for refined product may adversely affect our liquidity and capital resources. Supply and demand of crude oil and refined products depend on a variety of factors. These factors include:

  •
  changes in global economic conditions, including exchange rate fluctuations;

  •
  political stability in major oil-producing countries;

  •
  actions by OPEC and crude oil production levels;

  •
  the availability of crude oil and refined product imports;

  •
  worldwide inventory levels of crude oil and refined products;

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
  seasonal demand fluctuations;

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

        We purchase a significant portion of our crude oil on the spot market, primarily by means of internally generated cash flow and short-term working capital facilities. Because the price of crude oil on the spot market can be volatile, access to adequate short-term credit is crucial to our business. If our working capital facilities were cancelled or restricted or we could not renew or replace them, or if we had to use them for other purposes, our financial condition would be adversely impacted. Utilizing short-term credit to finance our spot market purchases also makes us vulnerable to interest rate volatility. Increases in short-term interest rates also may limit our ability to obtain crude oil supplies.

        If we become involved in legal proceedings related to construction of the isocracker, or if we experience difficulty in obtaining the necessary operating permit for the isocracker, construction of the isocracker unit or the date on which it is taken into operation may be delayed, which may have a negative impact on our margins.

        In October 2003, the Supreme Environmental Court in Sweden cancelled approval of the construction of the isocracker unit, which had previously been granted by the Environmental Court of Vänersborg in October 2002. The case was transferred back to the local Environmental Court to reconsider the approval in light of the Supreme Environmental Court's findings. In January 2004, the local Environmental Court again granted approval for the construction of the isocracker unit at Scanraff. If we become involved in additional legal proceedings related to the construction of the isocracker unit, we may have to postpone its construction. In addition, we have not yet obtained the permit required to operate the isocracker unit. We may be unable to obtain, or we may experience significant delays in obtaining, the required permit, which could lead to delays on the return on our investment, or even the loss of our investment. Even if we obtain the required permit, it may be subject to stringent conditions, including with respect to emissions and discharge amounts that may require further capital expenditures or increase our operating costs. If any of the foregoing risks materialize, our business, financial condition, results of operations and cash flows could be adversely affected.

        Our business is very competitive and increased competition could adversely affect our financial condition and results of operations.

        Increased competition in the oil refining industry could result in a decrease in our market share, which could adversely affect our financial condition and results of operations. Competition is based on the ability to obtain and process crude oil and other feedstocks at the lowest cost, refinery efficiency, refinery product mix and product distribution. Our supply and refining segment competes principally with AB Svenska Shell and Svenska Statoil AB as well as with Fortum Oy. Our marketing segment, which includes the station and consumer division through which we sell gasoline and other refined products to retail customers, competes primarily with Svenska Statoil AB, OK-Q8 AB, AB Svenska Shell, Norsk Hydro ASA and Conoco Jet Nordic AB. In 2003, our marketing segment's gasoline sales in Sweden ranked fourth in market share, based on data from the Swedish Petroleum Institute. Our small market presence in the retail gasoline business has had an adverse effect on the results and prospects of our marketing segment and there is a risk that we will not be able to increase our marketing segment's share of the Swedish gasoline market in the future.

        We are faced with operational hazards and uninsured risks that could have a material adverse effect on our financial condition and results of operations.

        Our operations are subject to all of the risks normally associated with oil refining, transportation and distribution that could result in damage to or loss of property, suspension of operations, or injury or death to personnel or third parties. These risks and hazards could result in damage or harm to, or destruction of, properties, production facilities or the environment. Any or all of these hazards could have a material adverse effect on our financial condition and results of operations. Our property, business interruption and public and product liability insurance may not fully cover the consequences of all property damage, business interruptions and other liabilities. In particular, our business interruption insurance may not cover blockades, interruption due to political circumstances in foreign countries, hostilities or labor strikes. Our property and liability insurance does not cover gradual environmental and other damage that was not the result of a sudden, unintended and unexpected insurable accident. Insurance coverage of our chartered vessels does not include coverage of liabilities, costs and expenses related to cargo carried on ship. The occurrence of an event that affects operations and that is not fully covered by insurance could have an adverse impact on our business, financial condition, results of operations and cash flows.

        We are subject to governmental and environmental regulations, which could expose us to fines or penalties or force us to modify our operations.

        We are subject to various supranational, national, regional and local environmental laws and regulations relating to emissions standards for, and the safe storage and transportation of, our products. We also are subject to EU and Swedish environmental regulations concerning refined products. Sweden has among the strictest environmental specifications in the European Union. The European Union has announced stricter environmental regulations, which will take effect in 2005, restricting the sulphur content of both gasoline and diesel and the aromatic content of gasoline and imposing a CO2 emissions trading program. In addition, the European Union has recently announced even stricter restrictions on the sulphur content of gasoline and diesel, which will take effect in 2009. We already produce diesel and gasoline in compliance with the EU's 2009 specifications. However, we may be required to incur additional capital expenditures if more stringent standards are implemented. Additionally, certain aspects of the CO2 emissions trading program have not yet been finalized and could, when implemented, result in substantial additional costs. We may not have sufficient funds to make the necessary capital expenditures. Failure to make these capital expenditures could negatively impact our business, financial condition and results of operations.

        In addition, we are subject to laws and regulations relating to the production, discharge, storage, treatment, handling, disposal and remediation of crude oil and refined petroleum products and certain materials, substances and wastes used in our operations and other decontamination and remedial costs. Our failure to comply with these requirements, which in some cases would constitute a criminal offense, would subject us (including individual members of management) to fines and penalties or force us to modify our operations. In addition, we need a variety of permits to conduct our operations. From time to time, we must obtain, comply with, expand and renew permits to operate our facilities. Failure to do so could subject us to civil penalties, criminal sanctions and closure of our facilities. In particular, we are currently working with environmental authorities to determine final operating conditions, such as emissions and discharge amounts, for some of the permits that we have obtained to operate certain components of our Preemraff refinery and certain of our depots. The risk exists that we will be unable to obtain or renew material permits or that obtaining or renewing material permits will require adopting controls or conditions that would result in additional capital expenditures or increased operating costs.

        Changes in legislation affecting our operations or changes to the way such legislation is interpreted or administered may result in additional expenses, changes in our operations or fines and penalties.

        The oil refining industry and the transportation and distribution of our products is highly regulated and we are subject to environmental and other laws and regulations in each jurisdiction in which we operate, including the European Union. In particular, Sweden, where both of our refineries are located, has among the strictest environmental specifications in the European Union. Changes in legislation or regulations and actions by Swedish and other regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at, or possibly the closure of, various locations or the payment of fines and penalties. Generally, environmental laws and regulations affect our operations and have become and are becoming increasingly stringent. We cannot predict the nature, scope or effect of legislation or regulatory requirements that could be adopted in the future or how existing or future laws or regulations will be administered or interpreted in the future. Consequently, we may need to make additional and potentially significant expenditures in the future to comply with new or amended environmental laws and regulations. See "—We are subject to governmental and environmental regulations, which could expose us to fines or penalties or force us to modify our operations" herein.

        We are subject to occupational health and safety laws in Sweden and elsewhere, which could expose us to fines or penalties or force us to modify our operations.

        Our oil refining transportation and distribution activities are also subject to a wide range of supranational, national, regional and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws change frequently, as do the priorities of those who enforce them. Our failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities, which could increase the costs of operating our business.

        We may be liable for environmental damages, which could adversely affect our financial results and reduce our ability to pay interest and principal due on the Notes.

        We believe that the risk of significant environmental liability is inherent in our business. We are subject to risks relating to crude oil or refined product spills, discharge of hazardous materials into the soil, air and water, and other environmental damage. In our industry, there is an ever-present risk of accidental discharges of hazardous materials and of the assertion of claims by third parties (including governmental authorities) against us for violation of applicable law and/or damages arising out of any past or future contamination. Environmental regulators are currently investigating soil and groundwater contamination at our Preemraff facility and at some of our depot sites, which, we believe, could lead to legal proceedings being initiated against us and/or third-party contractors.

        We may have to pay substantial amounts in fees and penalties, for remediation, or as compensation to third parties, in each case in respect of past or future operations, acquisitions or disposals. Any amounts paid in fees and penalties, for remediation, or as compensation to third parties would reduce, and could eliminate, the funds available for paying interest or principal on the Notes and for financing our normal operations and planned development. We may be liable for environmental damage caused by previous owners of operations or properties that we have acquired, use, or have used. We may be liable for decontamination and other remedial costs at, and in the vicinity of, most of the sites we operate or own and that we (and companies with which we have merged) have operated and owned, including following the closure or sale of, or expiration of leases for, such sites. We may be liable for decontamination and other remedial costs as a result of contamination caused in connection with the transportation and distribution of our products. In some instances, such as the closure of a number of our depots, we are currently unable to accurately estimate the costs of necessary remediation and may face significant unexpected costs, which could materially adversely affect our financial condition, results of operations and cash flows.

        In connection with the sale of each of our Polish and Norwegian subsidiaries, we have undertaken to reimburse the purchaser for costs incurred as a result of any final remediation orders issued by relevant authorities. This obligation extends only to contamination occurring prior to the sale and only to costs in excess of a certain amount. As of the date of this Annual Report, no claims have been made for reimbursement of remediation costs in connection with the sale of our Norwegian subsidiary and we have received claims of an aggregate amount of approximately SEK 1.6 million in connection with the sale of our Polish subsidiary. In the event that remediation of these sites is required, our exposure could materially adversely affect our financial condition, results of operations and cash flows.

        Our lease on the Finnberget storage depot expired in September 2001. Our lease agreement had a provision limiting our liability for any decontamination to a maximum of SEK 4 million. We are in a dispute, however, with the landlord over whether this limitation extends to third-party claims, including claims made by governmental authorities. If we are unsuccessful in our dispute, we may be liable for all or part of the decontamination of this site. The total estimated cost of decontamination ranges from approximately SEK 75 million to SEK 120 million, depending on the intended future use of the site. Our lease on the Loudden storage depot expired in December 2003. We have reached an oral agreement with the lessor to extend the lease until December 31, 2008. Since there are a number of other lessees at the Loudden site and given that the term of the lease has been extended, we do not have an estimate for the decontamination and other remedial costs for Loudden. Any requirement that we pay decontamination costs at either of these sites could materially adversely affect our financial condition, results of operations and cash flows.

        Legal action by the Swedish Competition Authority, other European regulatory authorities or any related third-party claims may expose us to liability for fines and damages.

        We are subject to strict Swedish and European anti-competition laws, which limit the types of supply, sales, marketing and cooperation arrangements we can enter into, and may subject us to fines and penalties. Anti-competition regulations are subject to interpretation by governmental authorities. Agreements that we enter into in the ordinary course of our business, or other aspects of our business practices, may be subject to challenge as restrictive of competition or abusive of a dominant market position. Some of our long-standing commercial arrangements may not be fully in compliance with recent interpretations of, or changes in, anti-competition laws, or may no longer qualify for exemptions. Any of these risks could lead to material fines and penalties, restrictions on our business practices, and/or nullification of our existing agreements with third parties. Given our leading position in the Swedish market, and the nature of the European oil refining and marketing industry, we may be more closely watched by regulators and/or subject to restrictions not applicable to other competitors.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum and four other oil companies operating in Sweden, demanding that the City Court impose fines on all five oil companies for alleged participation in a gasoline cartel. The Competition Authority demanded that fines of SEK 81 million be imposed on Preem Petroleum. Court proceedings took place during the third quarter of 2002 and on April 29, 2003, the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum with a fine of SEK 6 million. The court also ordered the Competition Authority to pay up to SEK 2.3 million of Preem Petroleum's legal fees. Both the Competition Authority and we have appealed the court's judgment.

        The Swedish Competition Act also provides the possibility for companies and private parties to recover damages attributable to infringements of the Competition Act, in which case the total amount of our liability would be uncertain. If there are court rulings against us based on either existing or future claims, the fines imposed or damages awarded could be material, in which case our financial condition and results of operation would be adversely affected. Given our leading position in the Swedish oil refining market, and the nature of the European oil refining industry, we may be subject to future investigations of our business conduct by European regulatory agencies.

        We are exposed to currency fluctuations, which could adversely affect our financial results, liquidity and ability to pay interest and principal due on the Notes.

        Our crude oil purchases are primarily denominated in dollars. Our revenues are primarily denominated in dollars and kronor. We publish our financial statements in kronor. As of December 31, 2003, approximately one-sixth of our debt was denominated in dollars, one-third was denominated in kronor, and one-half was denominated in euros. In addition, the Notes are denominated in euros. As a result, fluctuations of these currencies against each other or against other currencies in which we do business or have indebtedness could have a material adverse effect on our financial results. We primarily use forward exchange contracts and, to a lesser extent, currency swaps to manage our foreign currency risk. Present or future management of foreign exchange risk may not be adequate and exchange rate fluctuations may have a material adverse effect on our business, financial condition and results of operations. See "Item 5—Operating and Financial Review and Prospects—A. Operating Results—Fluctuations in Foreign Currency Exchange Rates."

        Given the highly specialized and technical nature of our business, we depend on key personnel that we may not be able to replace if they leave our company.

        Our industry and our specific operations are highly specialized and technical and require a management team with industry specific knowledge and experience. Our continued success is highly dependent on the personal efforts and abilities of our executive officers, who have trained and worked in the oil refining industry for many years. Our operations and financial condition could be adversely affected if any of our executive officers become unable to continue in or devote adequate time to their present roles, or if we are unable to attract and retain other skilled management personnel.

        We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located, which could adversely affect our operations, tax treatment under foreign laws and our financial results.

        Although we operate primarily in Sweden, our operations extend beyond Sweden. Through our supply and refining segment, we export refined products to certain countries in northwestern Europe including Scandinavia, the United Kingdom and Germany. Additionally, we purchase the crude oil that we refine predominantly from the North Sea area and Russia and, to a lesser extent, the Middle East. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined products to them. These risks include:

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

        It is difficult to make period-to-period comparisons of our results of operations as a result, among other things, of changes in our business, fluctuations in crude oil and refined product prices, which are denominated in dollars, and fluctuations in our capital expenditures, which are primarily denominated in kronor. As a result, our results of operations from period to period are subject to currency exchange rate fluctuations, in addition to typical period-to-period fluctuations. For these reasons, a period-to-period comparison of our results of operations may not be meaningful.

        Because Preem Holdings is a Swedish company, it may be difficult for you to effect service of process on or enforce judgments against us or any of our executive officers or directors.

        Preem Holdings is a corporation organized under the laws of the Kingdom of Sweden. Most of its directors and executive officers are non-residents of the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, service of process upon such persons and enforcement against such persons of judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws may be difficult to obtain within the United States. We have been advised by our Swedish counsel that there is doubt as to the enforceability in Sweden, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the U.S. federal securities laws.

        Our ability to generate cash depends on many factors beyond our control and, if we do not have enough cash to satisfy our obligations, we may be required to refinance all or part of our existing debt, which may lead to an event of default under the Notes indenture and, thus, result in a material adverse effect on our company.

        Our ability to meet our expenses and service our debt, including the payment of principal and interest on the Notes, depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate and competitive pressures. The money earned from our operations may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. If such a scenario were to occur, we may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements, or potential joint venture, partnership or other alliance agreements, may restrict us from adopting any of these alternatives.

        The Notes contain a number of restrictive covenants; we may be unable to repay or repurchase the Notes.

        Our ability to comply with the restrictive covenants set forth in the indenture governing the Notes may be affected by events beyond our control, and we may not be able to meet these obligations. A breach of any of the covenants could result in a default under the indenture and, potentially, an acceleration of our obligation to repay the Notes. At maturity, the entire outstanding principal amount of the Notes, together with accrued and unpaid interest, will become due and payable. In addition, if Preem Holdings experiences a Change of Control, as defined in the indenture related to the Notes, each holder of the Notes may require Preem Holdings to repurchase all or a portion of that holder's Notes. At maturity, or if a Change of Control occurs, we may not have the funds to fulfill these obligations and may not be able to arrange for additional financing. If the maturity date or Change of Control occurs at a time when other arrangements prohibit us from repaying or repurchasing the Notes, we would try to obtain waivers of such prohibitions from the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we could not obtain the waivers or refinance these borrowings, we would be unable to repay or repurchase the Notes. Our failure to complete an offer to repurchase the Notes would be an event of default under the indenture and would, therefore, have a material adverse effect on us.

        The Notes are structurally subordinated to the creditors of our subsidiaries, including Preem Petroleum.

        As of December 31, 2003, Preem Petroleum had total consolidated debt of SEK 5,023 million. Generally, creditors of a subsidiary will have a claim on the assets and earnings of that subsidiary superior to that of creditors of its parent company, except to the extent that the claims of the parent's creditors are guaranteed by the subsidiary. None of Preem Holdings's subsidiaries guarantee the Notes. In the event of any bankruptcy, liquidation or reorganization or similar proceeding relating to any of Preem Holdings's subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Preem Holdings. The Notes, therefore, will be structurally subordinated to creditors of all direct and indirect subsidiaries of Preem Holdings.

        Preem Holdings is a holding company with no revenue generating operations of its own. Its parent company and/or its subsidiaries may not be able to provide us with funds to meet its obligations under the Notes and to make the required equity investments under the proposed new credit facilities.

        Preem Holdings is a holding company. As a holding company, to meet its debt service and other obligations, it is dependent upon dividends, permitted repayment of debt and other transfers of funds from its subsidiaries, including Preem Petroleum, or equity contributions from its parent company, Corral Petroleum Holdings. Substantially all of its present assets consist of 100% of the share capital of Preem Petroleum and a loan to Preem Petroleum, both of which are pledged in favor of holders of the Notes. Corral Petroleum Holdings is under no obligation to contribute more equity to Preem Holdings. In addition, Preem Petroleum and its subsidiaries, or any future subsidiaries, may not be able to make funds available to Preem Holdings if it is required to make payments under the Notes.

        We are controlled by one shareholder whose interests as they relate to us may conflict with your interests.

        All of our share capital is owned by Corral Petroleum Holdings, all of the share capital of Corral Petroleum Holdings is owned by Moroncha Holdings Company Limited, and all of the share capital of Moroncha Holdings Company Limited is owned by Mr. Mohammed Hussein Al-Amoudi. Our board of directors consists of designees of Corral Petroleum Holdings, whose board of directors consists of designees of Moroncha Holdings Company Limited, whose board of directors consists of designees of Mr. Al-Amoudi. As a result, Mr. Al-Amoudi indirectly controls our operations and has the power to approve any action requiring shareholder approval (including adopting amendments to our articles of association and approving mergers or sales of all or substantially all of our assets). It is possible that our interests and the interests of Corral Petroleum Holdings, Moroncha Holdings Company Limited, and Mr. Al-Amoudi may conflict with your interests.

        If we incur substantial operating losses or a reduction in the value of our assets, we may be subject to liquidation under Swedish law, which would severely restrict our ability to meet our debt obligations.

        In light of the several possible risks to our business discussed herein, we may record losses that will reduce our share capital. To the extent these reductions are substantial, we would need to take measures to avoid liquidation. Such measures could include, among other things, raising more equity from Mr. Al-Amoudi, who is under no obligation to contribute more equity. Losses to our share capital may lead to our liquidation under Swedish law, which would constitute an event of default under the indenture related to the Notes.

        Under Swedish law, whenever there is reason to assume that, as a result of losses or reductions in the value of our assets, or the assets of any of our subsidiaries, or any other event, our equity, or the equity of any of our subsidiaries, is less than half the registered share capital, the board of directors of such company shall without delay prepare a special balance sheet (kontrollbalansräkning) and have the auditors examine it. The same obligation arises if we or such subsidiary in connection with a seizure pursuant to Chapter 4 of the Debt Recovery Act (utsökningsbalken) is found to lack seizable assets. If the special balance sheet shows that the equity of the company is less than half of the registered share capital, the board of directors shall refer the issue of the liquidation of the company to the general meeting of shareholders as soon as possible. Unless a general meeting of shareholders within eight months from the reference approves a balance sheet, examined by the auditors, as at the date of the shareholders meeting showing that the equity of the company amounts to the registered share capital, the board of directors shall, unless the shareholders meeting resolves to liquidate the company, apply to the district court for an order of the liquidation of the company.

        Swedish insolvency laws differ from U.S. insolvency laws and your rights as our creditor may not be as strong under Swedish insolvency laws, which, in the event of our insolvency, may result in your claims remaining unsatisfied.

        In any main insolvency proceedings initiated in Sweden against us, the insolvency laws of Sweden would apply to us. Under Swedish law, there is no consolidation of bankruptcies of the assets and liabilities of a group of companies. Each individual company would thus be treated separately by a bankruptcy administrator appointed by the local district court. The assets of our subsidiaries would first be used to satisfy the debts of each respective subsidiary and only the surplus (if any) remaining of a subsidiary would benefit the creditors of its parent company. As a result, your ability to protect your interests as potential creditors of a parent of such subsidiary may not be as strong under Swedish law as it would be under U.S. law.

        Rules of recovery under Swedish law may protect our creditors to your disadvantage.

        Under Swedish law relating to recovery, it is possible that other creditors may claim that payments under the Notes should be voided as recoverable transactions. Under Swedish law, in the case of bankruptcy or company reorganization proceedings affecting Preem Holdings, payments under the Notes (of principal or interest or otherwise) that are made less than three months before the application for bankruptcy or company reorganization proceedings is filed with the competent court may, in certain circumstances, be recovered if the payment is carried out:

  •
  using unusual means of payment;

  •
  prematurely; or

  •
  in an amount that has caused a material deterioration of the debtor's financial position.

        Payments that are deemed to be customary, having regard to the circumstances, are, however, permissible. It should be noted that this recovery provision also applies to any set-off if the creditor was not entitled to set-off in the debtor's bankruptcy.

        A Swedish court could also determine that a recoverable transaction has taken place under the general provision on recovery whereby a payment under the Notes could be revoked if an agreement, transaction or other act, such as the issuance of the Notes is held to favor a creditor in an undue manner to the detriment of another creditor or to transfer property out of reach of the creditors or to increase the debt to the detriment of the creditors, provided that:

  •
  the debtor was insolvent at the time the agreement, transaction or other act was concluded or the debtor became insolvent as a result of the transaction, by itself or combined with other circumstances; and

  •
  the other party knew or should have known of the insolvency as well as of the circumstances due to which the payment under the Notes was undue.

        However, under Swedish law, if such an agreement, transaction or other act is concluded earlier than five years before the application for bankruptcy or company reorganization was filed, the payment under the Notes could be revoked only if the party to the agreement, transaction or other act was someone related to the bankrupt or reorganized party, such as a group company.

        Under Swedish law, a gift may be recovered by the bankruptcy estate if it has been made within six months prior to the date of application for bankruptcy or reorganization. A gift that has been given before this, but within one year prior to the date of application (or three years if effected to a related party) may be recovered unless it can be shown that the debtor after the gift retained assets that could be the subject of execution (utmätningsbar egendom) and which clearly met its debts. A sale or an assignment at an undervalue may be regarded as a gift for the purposes of this recovery provision if the consideration is such that the transaction entails an obvious gift element.

        Preem Holdings was a dormant subsidiary of Preem Petroleum and may have prior existing liabilities, which may limit our ability to make payments on our debt obligations.

        Preem Holdings was originally established in 1980 and was a subsidiary of Preem Petroleum that had been dormant since 1983. On March 1, 2001, the company's name was changed from Swedoil AB to Preem Holdings AB (publ) and its status was changed from a private company to a public company, which gives it the ability under Swedish law to raise capital through the issuance of securities. Preem Holdings then acquired all of the issued and outstanding shares of Preem Petroleum on March 19, 2001. Since Preem Holdings had been a dormant subsidiary of Preem Petroleum, there may be certain prior existing liabilities of which we are unaware. Timely claims made properly under Swedish law relating to remedial measures, if material, may limit the ability of Preem Holdings to make payments on its debt obligations, including the Guarantee, and adversely affect its results of operations and financial condition.

Item 4.    Information on the Company

  A.    History and development of the Company

        The Company was established as a Swedish corporation under the Swedish Companies Act on November 11, 1980 under the name Labrador Svenska AB. The Company is registered with the Swedish Patent and Registration Office under the number 556206-9673. The Company's name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum that had been dormant since 1983. On March 1, 2001, the Company's name was changed from Swedoil AB to Preem Holdings AB (publ), through an amendment to our Articles of Association and our subsequent registration with the Swedish Patent and Registration Office, and its status was changed from a private company to a public company giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The Company is wholly owned by Corral Petroleum, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi. Preem Petroleum, a Swedish company, was originally established in 1960 and its present name was registered in May 1996. In April 2001, its status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. The principal executive offices of both Preem Holdings and Preem Petroleum are located at Sandhamnsgatan 51, S-11590, Stockholm, Sweden and the telephone number there is +46 (0) 8 450 1000.

        In December 2003, we acquired 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff (the owner of the Scanraff refinery) from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, for a total consideration of approximately SEK 1,500 million, which increased our ownership in Scanraff from 75% to 100%. The total consideration includes payment for capital stock and assumed debt. In addition, we acquired the inventory at Scanraff owned by Hydro R&M Holding. In January 2003, Preem Petroleum finalized the sale of its wholly owned Polish subsidiary, through which we conducted all of our Polish operations, to Statoil. In March 2004, Preem Petroleum sold ENØK Energi AS, a wholly owned subsidiary through which we conducted our Norwegian operations. We do not expect that the sale of our Norwegian operations will have a material effect on our financial condition and results of operations in 2004. See "—B. Business Overview—Overview" below.

        Preem Petroleum made capital expenditures of SEK 720 million for the year ended December 31, 2003, SEK 1,028 million for the year ended December 31, 2002 and SEK 588 million for the year ended December 31, 2001. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum's capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries. In order to meet the European Union's 2005 aromatic specifications for gasoline, the isomerization unit at Preemraff was upgraded at a cost of SEK 365 million. The upgrade was completed in the third-quarter 2002. In 2003, a mild hydro-cracker unit was installed at Preemraff during the regular turnaround maintenance period, which will enable the refinery to upgrade part of its heavy oil production to environmentally classified diesel. The unit required an investment of approximately SEK 88 million. In addition, Scanraff installed a new plant for the recovery of petrol gas in connection with the loading of refined products onto tankers, which required an investment of SEK 40 million. Our capital expenditures related to major turnaround maintenance amounted to SEK 186 million at Scanraff in 2002 (which represents our 75% share of total capital expenses of SEK 248 million) and amounted to SEK 150 million at Preemraff in 2003. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Scanraff and Preemraff every five years, instead of every four. If we receive final permission from the Swedish authorities for this change, the next major turnaround maintenance will be in 2007 at Scanraff and 2008 at Preemraff. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures."

        We have commenced construction of an isocracker unit at Scanraff, which will enhance Scanraff's strong market position. We expect that construction of the new unit will require an investment of approximately SEK 3,500 million, of which we have already paid SEK 104 million as of March 31, 2004. Furthermore, in 2004 we intend to make additional investments to further upgrade our refineries. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Future capital needs and resources."

  B.    Business overview

Overview

        We are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors. In Sweden, we had leading market shares in 2003 in terms of sales volume of approximately 30% in diesel, 41% in heating oil and 49% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment's share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2003, based on data from the Swedish Petroleum Institute.

        Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of three divisions, a home-heating division, a business-to-business division and a station and consumer division. The marketing segment resells refined products wholesale and retail in Sweden. In 2003, our supply and refining segment sold approximately 76% (by value) of its products to third parties and 24% to our marketing segment.

        Prior to 2003, our marketing segment was divided into two separate segments, a Swedish market segment and an international segment. The Swedish market segment resold refined products wholesale and retail in Sweden while our international segment resold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. In January 2003, Preem Petroleum finalized the sale of its wholly owned Polish subsidiary, through which we conducted all of our Polish operations, to Statoil. In 2003, the other operations in our international segment, including our operations in Norway, were consolidated with our Swedish marketing operations and included in our marketing segment. In March 2004, Preem Petroleum sold ENØK Energi AS, a wholly owned subsidiary, through which we conducted our Norwegian operations. The sale of our Polish and Norwegian operations follows our decision to concentrate further investments on refining and to strengthen our marketing activities in Sweden. After the consummation of this transaction, our marketing segment no longer has any international operations.

        The following tables show the sales revenue and operating income of our business segments for the three years ended December 31, 2003.

	Year ended December 31,
	2001 SEK	2002 SEK	2003 SEK	$(1)
	(in millions)
Sales revenue:
Supply and refining(2)	31,289	28,359	31,609	4,342
Marketing(3)	10,364	10,285	10,920	1,500
International	1,914	2,061	—	—
Exchange rate differences	140	(169)	(201)	(28)
Group eliminations	(7,298)	(7,213)	(7,539)	(1,035)
Sales revenue(4)	36,409	33,323	34,789	4,779
Operating income (loss)
Supply and refining	543	1,086	966	133
Marketing(3)	79	116	106	14
International	(72)	(68)	—	—
Other non-allocated income (expense)(5)	(89)	(907)	(619)	(85)
Operating income	461	227	453	62

(1)
We have translated kronor into dollars at the rate of $1.00=SEK 7.28 (the exchange rate on December 31, 2003). We have provided this translation solely for your convenience.

(2)
Includes sales by our supply and refining segment to our marketing segment of SEK 7,498 million for 2003, SEK 7,184 million for 2002 and SEK 7,158 million for 2001. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our audited annual consolidated financial statements.

(3)
Figures for 2003 include our remaining international operations, including our operations in Norway, which were included in our international segment in 2001 and 2002. Figures for 2001 and 2002 are for our Swedish market segment. Because our Norwegian operations were included in our marketing segment in 2003 and our international segment in 2002, sales revenue and operating income of our marketing segment in 2003 and 2002 are not directly comparable. Our Norwegian operations had sales revenues of SEK 93 million and an operating loss of SEK 5 million in 2003, compared to sales revenue of SEK 113 million and an operating loss of SEK 6 million in 2002.

(4)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by our Swedish market segment in 2001 and 2002 and our marketing segment in 2003 and remitted monthly to the Swedish government.

(5)
In order to evaluate the performance of our segments, we allocate certain items as "non-allocated income (expense)." Specifically, we include in non-allocated income (expense) our "corporate cost center" and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

Supply and Refining Operations

        Our supply and refining segment operates our wholly owned Scanraff and Preemraff refineries. We also own an extensive network of storage depots in Sweden. Through these two refineries, we have an aggregate capacity of approximately 335,000 barrels per calendar day. These refineries produced approximately 92 million barrels of refined products in 2003, 85 million barrels in 2002 and 94.3 million barrels in 2001. The refining margins at Scanraff were $3.47 per barrel in 2003, $1.61 per barrel in 2002, and $1.86 per barrel in 2001. The refining margins at Preemraff were $1.79 per barrel in 2003, $0.82 per barrel in 2002 and $1.01 per barrel in 2001. Preem Petroleum has entered into a management and processing agreement with Scanraff, pursuant to which Scanraff processes crude oil delivered by Preem Petroleum into refined products, in exchange for a processing fee. Preem Petroleum has entered into an unwritten agreement with Preemraff with substantially similar terms. Under these agreements, title to the crude oil and refined products remains with Preem Petroleum.

  Scanraff Refinery

        Scanraff is the largest oil refinery in Sweden in terms of capacity, representing approximately 50% of Swedish refining capacity. Scanraff is a complex, large-scale refinery with a strong market position producing a full-range of refined products. The refinery has visbreaker, catalytic cracker and mild hydrocracker upgrading units geared towards converting a significant portion of our residual fuel oil to lighter, higher value products. In addition, Scanraff has a storage capacity of 17 million barrels, which provides it with additional operating flexibility. The refinery is located on a 470-acre site on the west coast of Sweden, north of the city of Gothenburg. The refinery is situated on a peninsula providing direct jetty access to oil tankers for both the import of crude oil and the distribution of refined products. The refinery has a total refining capacity of approximately 210,000 barrels per calendar day. Our share of the aggregate production of refined products at Scanraff was approximately 55.3 million barrels in 2003, 48.1 million barrels in 2002 and 53.1 million barrels in 2001.

        Scanraff's facilities have been upgraded several times through large capital investments. As a result of these improvements, we believe that Scanraff is one of the most sophisticated and flexible refineries in Europe. The following table summarizes the upgrades to Scanraff:

Upgrade at Scanraff	Function	Year
Visbreaker	Reduces the viscosity of the fuel oil and increases the yield of heating oil and gasoline	1982
Catalytic Cracker	Converts vacuum gasoil, a semi-finished product, into gasoline, heating oil and fuel oil	1984
Mild Hydrocracker	Desulphurizes and converts vacuum gasoil into lighter products and feedstock for the catalytic cracker	1988
Isomerization Unit	Converts light naphtha into high octane, low benzene gasoline components	1991
Desulphurization/Dearomatization Unit	Converts conventional heating oil or diesel into virtually sulphur free, low aromatic diesel	1994
Tailgas Treatment Sulphur Recovery Unit	Removes hydrogen sulphide and nitrogen oxides from refinery gases and recovers liquid sulphur	1994
Prefractionater	Reduces benzene formation in the platformer unit	1999
Propylene Recovery Unit	Removes propylene from polygasoline production and refinery fuel gas and recovers propylene	2002
Petrol Gas Recovery Unit	Recovers petrol gas in connection with the loading of products onto tankers	2003

        We intend to make additional investments to further upgrade our Scanraff refinery. We have commenced construction of an isocracker unit at Scanraff, which will enhance Scanraff's strong market position. We expect that construction of the new unit will require an investment of approximately SEK 3,500 million, of which we have already paid SEK 104 million as of March 31, 2004. The new isocracker unit will enable Scanraff to increase its throughout by 10% and to produce more virtually sulphur free (10 parts per million) diesel, which is a higher-margin product and for which there has been increasing demand in Europe. In addition, Scanraff will be able to process a larger proportion of sour crude oil, which is typically lower in price compared to sweet crude oil. After the isocracker unit becomes operational, which, if construction proceeds as contemplated, is expected in the first half of 2006, we intend to decrease our production of heating oil, a lower margin product, and increase our production of diesel, a higher margin product, which we expect will improve our overall refining margins.

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

        Crude oil is pumped from the underground caverns into three above-ground crude "day tanks" with a total capacity of approximately 793,000 barrels and from there into Scanraff's crude distillation unit. In a typical full day of operations, crude oil from one "day tank" is pumped into the crude distillation unit, while the depleted tank from the previous day's refining is refilled from the underground caverns.

        Scanraff operates a single crude distillation unit. During distillation, crude oil is heated until it separates into different fractions. A fraction is a mixture of liquid hydrocarbons, all of which have approximately the same boiling range. The heaviest fraction, constituting approximately 30%, is further processed in Scanraff's vacuum distillation unit to achieve the maximum volume of distillates. After the distillation, Scanraff further refines, upgrades and processes the distillates as follows:

  •
  Visbreaker, Catalytic Cracker and Mild Hydrocracker.  Fuel oil can be upgraded into higher-value products in several ways. Scanraff has invested in three upgrading units for this purpose. First, in 1982, Scanraff invested in a visbreaker, which reduces the viscosity of the fuel oil and increases the yield of heating oil and gasoline. Second, in 1984, Scanraff added a catalytic cracker, which, by means of a catalyst, converts vacuum gasoil, a semi-finished product, into gasoline, heating oil and fuel oil. Scanraff obtains a portion of its feedstock requirements for this upgrading from Preemraff, which, as a less sophisticated refinery, produces a larger proportion of the heavier fractions. Third, in 1988, Scanraff invested in a mild hydrocracker, which desulphurizes vacuum gasoil and converts it into lighter products and feedstock for the catalytic converter.

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

  •
  Desulphurization/Dearomatization.  Scanraff has a highly sophisticated heating oil/diesel desulphurization/dearomatization unit that was completed in 1994. This unit enables Scanraff to produce virtually sulphur-free (10 parts per million) diesel fuel with an aromatic content of 5%, which exceeds current specifications in the European Union of 350 parts per million for sulphur.

  •
  Tailgas Treatment Sulphur Recovery Unit.  Scanraff has a sulphur recovery unit combined with a tailgas-treating unit, which removes hydrogen sulphide and nitrogen oxides from refining gases.

  •
  Prefractionater.  Scanraff added a prefractionater to its platformer unit in 1999, which reduces benzene formation in the platformer.

  •
  Propylene Recovery Unit.  Scanraff has a propylene recovery unit, which removes and recovers propylene from polygasoline production and refinery fuel gas.

  •
  Petrol Gas Recovery Unit.  Scanraff installed a petrol gas recovery unit in 2003, which recovers petrol gas in connection with the loading of products onto tankers.

        After processing, Scanraff pumps the various refined products to the refinery's 73 intermediate and finished product tanks and four additional refined product storage caverns with an aggregate capacity of approximately 6.3 million barrels. From the intermediate tanks, Scanraff pumps components to one of three blending stations for final product mix, one station for gasoline, one for diesel and heating oil, and one for fuel oil. Scanraff stores the final products in product tanks. To the extent practicable, intermediate products are blended "online," as required, and loaded directly onto product tanker vessels, thus reducing the need for blended product storage. Scanraff has a separate product jetty with four berths at which tankers dock as many as 1,500 times per year for loading of refined products. Scanraff distributes approximately 98% of its products by sea for domestic and international use. The refinery also has a truck loading rack for supplying diesel and heating oil to the local market. Given the sheltered position of Scanraff's berths, weather conditions over the last six years have not caused any significant delay or disruption in either unloading crude oil or loading refined products.

        The following table shows our share of Scanraff's feedstocks and production for the years 2001, 2002 and 2003. Every four years, Scanraff has been completely shut down for turnaround maintenance, which includes inspection of all processing units. The maintenance period typically lasts four to six weeks. The last major turnaround maintenance was conducted at Scanraff in 2002. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Scanraff every five years, instead of every four. If we receive final permission from the Swedish authorities for this change, the next major turnaround maintenance will be in 2007. Because of furnace damage to our reformer unit, processing of crude oil at Scanraff was significantly reduced for approximately six weeks in the third quarter of 2001.

	2001			2002			2003
	Thousand bbls	%		Thousand bbls	%		Thousand bbls	%
Feedstocks
Sweet Crude Oil	21,580	40		18,868	38		18,710	33
Sour Crude Oil	30,567	56		28,841	59		36,760	66
Unfinished and Blend Stocks	2,177	4		1,366	3		705	1
Total Feedstock	54,324	100%		49,075	100%		56,175	100%
Utilization Rate(1)		90	%(2)		84	%(3)		98%
Production
Liquefied Petroleum Gas	642	1		1,009	2		1,805	3
Gasoline	16,218	31		15,565	32		17,584	32
Diesel	9,198	17		8,140	17		8,340	15
Heating oil	11,021	21		10,168	21		11,949	22
Vacuum Gas Oil	6,960	13		4,164	9		4,963	9
Heavy Fuel Oil	8,936	17		8,834	18		10,364	19
Other	110	0		238	1		296	0
Total Production	53,085	100%		48,118	100%		55,301	100%

(1)
Total feedstock expressed as a percentage of our share of the total refining capacity of 210,000 barrels per calendar day.

(2)
Due to furnace damage on the reformer unit, processing of crude oil was reduced to a minimum for approximately six weeks in the third quarter of 2001.

(3)
In 2002, the Scanraff refinery was shut down for regular turnaround maintenance period.

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

        Acquisition of remaining interest in Scanraff.    In December 2003, we acquired 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff (the owner of the Scanraff refinery) from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, for a total consideration of approximately SEK 1,500 million, which increased our ownership in Scanraff from 75% to 100%. The total consideration includes payment for capital stock and assumed debt. In addition, we acquired the inventory at Scanraff owned by Hydro R&M Holding. We also entered into a long-term supply arrangement with Norsk Hydro, pursuant to which we will supply refined products to Norsk Hydro. Prior to December 2003, Scanraff was operated as a joint venture with Hydro R&M Holding. Prior to April 2002, Preem Petroleum owned 78.5% of the Scanraff refinery with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remainders of the Scanraff refinery and the Scancracker catalytic cracker were owned by Hydro R&M Holding. In April 2002, Preem Petroleum and Hydro R&M Holding signed a transaction structure agreement in which the parties agreed to continue the operations of Scanraff and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum owned 75% of both Scanraff and Scancracker, with the remaining 25% owned by Hydro R&M Holding. In October 2002, Scancracker was merged into Scanraff, with no resulting change in ownership.

  Preemraff Refinery

        We believe that Preemraff is one of the most sophisticated hydroskimming refineries in Europe and represents approximately 25% of Swedish refining capacity. The refinery has a highly sophisticated desulphurization/dearomatization unit, which permits it to manufacture virtually sulphur-free (10 parts per million) diesel. In addition, the refinery uses its catalytic reformer and isomerization unit to convert naphtha, a portion of which is received from Scanraff, into higher-value gasoline. The refinery is located on a 340-acre site near the harbor of Torshamnen, Sweden's largest harbor, in Gothenburg. Preemraff's proximity to this harbor helps it to maintain low crude oil transportation costs and its proximity to Gothenburg, the second largest city in Sweden, helps it to minimize distribution costs. Preemraff has a total refining capacity of approximately 125,000 barrels per calendar day. Aggregate production of refined products at Preemraff was approximately 36.7 million barrels in 2003, 36.9 million barrels in 2002 and 41.2 million barrels in 2001.

        Preemraff has been upgraded several times through large capital investments. As a result of these improvements, we believe that Preemraff is one of the best performing hydroskimming refineries in Europe. The following chart summarizes upgrades to Preemraff:

Upgrade at Preemraff	Function	Year
Isomerization Unit	Produces an additional low-benzene gasoline component	1993
Desulphurization/Dearomatization Unit	Converts conventional heating oil or diesel into virtually sulphur-free, low aromatic fuel	1997
Heavy Gasoil Upgrading Unit	Upgrades heavy gasoil into heating oil for commercial use	1997
Sulphur Recovery Units	Converts hydrogen sulphide into liquid sulphur	1997
Molex Unit	Increases the octane of the gasoline component isomerate	2002
Mild Hydro-Cracker Unit	Upgrades heavy oil production to environmentally classified diesel	2003

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

  •
  Desulphurization/Dearomatization Unit.    Preemraff's highly sophisticated heating oil/diesel desulphurization/dearomatization unit was completed in 1997. This unit enables Preemraff to produce virtually sulphur-free (10 parts per million) and low-aromatic diesel from crude oil with high sulphur, which is typically lower in price than crude oil with low sulphur content.

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

  •
  Mild Hydrocracker Unit.    In 2003, Preemraff completed construction of a mild hydrocracker unit, which enables Preemraff to upgrade part of its heavy oil production to higher-margin, environmentally classified diesel.

        After processing, refined products are stored in the facility's 45 storage tanks and three underground caverns with a total capacity of approximately 6.9 million barrels. The products are pumped by pipeline from the refinery to an oil terminal in the harbor of Skarvik, two kilometers south of Preemraff. From there, we distribute the product to the market by ship, rail and truck.

        Preemraff has two integrated systems for the utilization of waste or surplus heat with a total capacity in excess of 100 megawatts. The system enables selling surplus heat, which would otherwise be wasted, corresponding to approximately 377,000 barrels of fuel oil per year to the district heating system of the city of Gothenburg and approximately 101,000 barrels to AB Volvo. Preemraff generated additional operating income from these activities of SEK 77 million in 2003 with relatively little additional operating cost.

        The following table shows Preemraff's feedstocks and production for the years 2001, 2002 and 2003. Every four years, Preemraff is completely shut down for turnaround maintenance, which includes inspection of all processing units. The maintenance period typically lasts four to six weeks. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Preemraff every five years, instead of every four. The last such maintenance period was conducted at Preemraff in 2003 and, if we receive final permission from the Swedish authorities, the next major turnaround maintenance will be in 2008.

	2001		2002			2003
	Thousand bbls	%	Thousand bbls	%		Thousand bbls	%
Feedstocks
Sweet Crude Oil	38,709	91	34,310	90		37,750	99
Sour Crude Oil	600	1	550	1		—	—
Unfinished and Blend Stocks	3,247	8	3,522	9		450	1
Total Feedstock	42,556	100%	38,382	100%		38,200	100%
Utilization Rate(1)		93%		84	%(2)		84	%(3)
Production
Liquefied Petroleum Gas	708	2	652	2		700	2
Gasoline	11,733	29	11,627	31		10,250	28
Diesel	8,188	20	6,987	19		8,550	23
Heating oil	6,739	16	7,356	20		6,070	17
Heavy Fuel Oil	11,681	28	10,277	28		11,130	30
Other	2,127	5	7	0		0	0
Total Production	41,176	100%	36,906	100%		36,700	100%

(1)
Total feedstock expressed as a percentage of the total refining capacity of 125,000 barrels per calendar day.

(2)
The lower utilization rate in 2002 at Preemraff also reflects periods of unusually low margins during the year, which led us to reduce volumes processed for periods during the year.

(3)
The lower utilization rate in 2003 at Preemraff was due primarily to a regularly scheduled turnaround maintenance.

  Distribution

        Both Scanraff and Preemraff are well situated for the efficient distribution of products to market. Transportation costs are a significant cost component of refined products. Given this, we believe that the location of our refineries on harbors in western Sweden provides us with a competitive advantage in our target markets. Scanraff ships approximately 98% of its production, and Preemraff ships approximately 75% of its production, by sea to domestic and international markets. Preemraff's location near Gothenburg, Sweden's second largest city, also provides excellent access to rail and truck transport. We own an extensive network of storage depots in Sweden in which we store refined products from both Scanraff and Preemraff for distribution throughout the country. In addition, we generate additional revenue from third parties in the form of depot throughput fees and we cooperate with other oil companies to optimize depot use and cost.

  Products

        Our two refineries produce liquefied petroleum gas, gasoline, diesel, heating oil and fuel oil. In addition, Preemraff produces jet fuel and kerosene and Scanraff produces the intermediate product, vacuum gasoil, for its own use, with excess quantities sold to third parties. Preemraff supplies approximately 2% of the heavy fuel oil it produces to Scanraff for use as a feedstock for upgrading units, which satisfies approximately 80% of Scanraff's heavy fuel oil requirements. Scanraff supplies approximately 40% of its naphtha production to Preemraff for use as a gasoline component, which satisfies approximately 70% of Preemraff's naphtha requirements.

  Sales

        Our supply and refining segment exports over one-half of its products each year (58% in 2003, 53% in 2002 and 55% in 2001). Our exports are primarily to northwestern Europe, including to other countries in Scandinavia, the United Kingdom and Germany. In 2003, our supply and refining segment sold approximately 76% (by value) of its products to third parties and 24% to our marketing segment. With respect to third-party sales, we sell our refined products on the spot market and pursuant to sales agreements with terms generally not exceeding 12 months. Our third-party customers are predominantly other oil companies, including Svenska Statoil AB, OK-Q8 AB, AB Svenska Shell, Norsk Hydro ASA and Conoco Jet Nordic. We sometimes sell liquefied petroleum gas and naphtha to petrochemical companies. All third-party sales of gasoline, jet fuel, diesel and heating oil are sales to other oil companies or traders. Approximately 85% of our third-party sales of heavy fuel oil are sales to oil companies and traders, with the remaining 15% sold directly to industrial customers.

  Raw Materials

        Supply.    We purchase crude oil for both refineries from suppliers located in several different regions around the world. We purchase the majority of our crude oil from North Sea suppliers (approximately 60% in 2003, 63% in 2002 and 59% in 2001). Additionally, we purchase crude oil from Russia (approximately 22% in each of 2003 and 2002 and 9% in 2001) and Iran (approximately 18% in 2003, 14% in 2002 and 17% in 2001). In 2001, we also purchased approximately 11% of our crude oil from Saudi Arabia. We have no supply contracts longer than 12 months in duration. Over the last three years, we have purchased 60% to 70% of our crude oil on the spot market. This is consistent with industry standards and permits us to take advantage of the rapid price fluctuations in the crude oil supply market through our crude oil purchasing strategy. This strategy involves regularly monitoring market conditions for various types of crude oil as well as demand for refined products. Our objective is to minimize production costs (cost of crude oil, transportation and refining) and maximize sales revenue from the sale of the refined products that are most in demand. We supplement this purchasing strategy with various hedging instruments and forward sales contracts on refined products designed to lessen the risk of fluctuations in crude or refined product prices.

        Price Effect on Inventories.    We hold large inventories of crude oil and refined products and, as a result, our financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, our gross profit would generally be positively affected because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit that we earn during a period of rising prices may be attributable solely to the increase in prices during the period after we buy the crude oil and prior to the time we finish refining it and sell it.

        However, during periods of rising crude oil prices, the cost of replenishing our crude oil inventories and, thus, our working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

        We believe that, although the price effect on inventories may impact our results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. Therefore, in comparing our results from period to period, we believe that it is important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. See also "Item 11—Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk" included elsewhere in this Annual Report.

        Inventory Management.    We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices. Our inventory management strategies include the purchase and sale of exchange-related, oil-related futures and options with a duration of 12 months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms customized to the market in which we sell, such as point of delivery, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs. We do not engage in speculative derivatives transactions. In addition, our substantial storage capacity enables us to earn rental income by selling storage certificates to other oil companies for their EU-imposed compulsory storage obligations.

Marketing Operations

        Our marketing segment, which consists of a home-heating division, a business-to-business division and a station and consumer division, obtains all of its refined products from our supply and refining segment. Our marketing segment sells heating oil directly to end-users and sells heating oil, diesel, and fuel oil directly to Swedish companies. We also sell gasoline, diesel, lubricants, convenience store items and other products through 509 Preem-branded service stations. On a stand-alone basis, none of our customer sales contracts or customer relationships is material to our business.

        All marketing operations benefit from centralized support functions that provide credit monitoring, invoicing, customer services, information technology and related functions. During 2002, we finalized a restructuring of our regional sales organization. The restructuring consisted of the replacement of all 25 of our regional sales offices with a centralized national call center in Stockholm, Sweden. The restructuring, which involved the reduction of our regional sales force on all levels and the recruiting and training of new staff for the centralized call center, has allowed us to service the needs of our customers more efficiently and professionally.

  Home-Heating Division

        Through our home-heating division, we sell refined products to wholesale and retail customers, including sales of heating oil to retail consumers. We are the largest home-heating oil company in Sweden, supplying heating oil to approximately 64,000 residences in 2003. The climate in Sweden requires home heating for almost nine months during the year and a substantial number of Swedish homes are heated by heating oil as a result of the absence of a natural gas grid in Sweden. After the isocracker unit becomes operational, which, if construction proceeds as contemplated, is expected to occur in the first half of 2006, we intend to decrease our production of heating oil, a lower margin product, and use the capacity we gain to increase our production of diesel, a higher margin product.

  Business-to-Business Division

        Through our business-to-business division, we supply diesel and fuel oil to the industrial sector of Sweden. Our customers include Saab Automobile AB, AB Volvo, Scania CV AB, Electrolux AB, Södra Cell AB, Swebus AB, Viking Line AB, Pharmacia & Upjohn AB, Iggesund Paperboard AB, Fortum AB, Stora Enso AB, Perstorp OXO AB and SCA AB.

  Station and Consumer Division

        Our station and consumer division consists of a network of Preem-branded service stations throughout Sweden, with a concentration in the more heavily populated south and west. We have a network of 509 service stations in Sweden that operate under the Preem brand name. We also have a network of unmanned diesel stations that operate under the brand name "Såifa." The following table shows the number of owned and franchised service stations in our Preem and Såifa networks, as of December 31, 2003.

Type of Station	Preem	Såifa	Other(1)
Owned	236	158	2
Franchised	273	49	—
Total	509	207	2

(1)
"Other" includes two unbranded, stand-alone, unmanned gasoline pumps.

        There is a trend in the Swedish retail gasoline market towards full-service stations, offering a variety of products through integrated convenience stores aimed at consumers who prefer "one-stop shopping." At the same time, there is a contrasting trend towards low-cost unmanned self-service stations that simply sell gasoline at reduced prices for the price-minded customer. Our strategy is to meet both ends of this demand spectrum by operating stations with convenience stores (or upgrading existing convenience stores) in locations that have relatively high throughput as well as unmanned self-service stations. We believe this will help us to both increase sales and encourage brand loyalty. We also are disposing of unprofitable stations. The following table shows a breakdown of Preem Petroleum's manned and unmanned stations. Virtually all of our manned stations have convenience stores as of December 31, 2003.

Type of Station	Preem(1)	Såifa	Other(2)
Manned	266	—	—
Unmanned	243	207	2
Total	509	207	2

(1)
Twelve of our 509 Preem-branded stations are boat stations, 11 of which are manned and one of which is unmanned.

(2)
"Other" includes unbranded, stand-alone gasoline pumps.

        We have entered into a joint venture called Scanlube with Hydro Texaco Holdings A/S, a Danish corporation that is jointly owned by Norsk Hydro ASA and ChevronTexaco Corporation. Scanlube acquires supplies related to the production of lubricants and produces, packages and sells lubricants to us and Hydro Texaco Holdings A/S and related subsidiaries. Preem Petroleum and Hydro Texaco Holdings A/S each own 50% of Scanlube.

        The Scanlube joint venture is governed by a shareholders' agreement and is managed by a board of directors comprising six individuals, three of whom are nominated by Preem Petroleum and three of whom are nominated by Hydro Texaco Holdings. The managing director of Scanlube is not a director, but has the right to attend meetings of the board of directors. Under the shareholders' agreement, each party is responsible for its share of the operations of Scanlube, including costs for financing and administrative overhead. Each party also shares equally in equity contributions to Scanlube. Neither party may sell or transfer any interest in Scanlube without first providing the other party with a right of first refusal.

Competition

        Our supply and refining segment competes primarily with AB Svenska Shell, which owns and operates the only other competing oil refinery in Sweden and, to a lesser degree, with Fortum Oy and Statoil AS. Outside Sweden, we compete with all of the refineries in northwestern Europe that can serve our target markets in northwestern Europe, which include Scandinavia, the United Kingdom and Germany. The principal competitive factors affecting our refining operations are the price and availability of crude oil and other feedstock, refinery efficiency, the refined product mix, and product distribution and transportation costs. Our marketing segment competes primarily with AB Svenska Shell, OK-Q8 AB SV and Svenska Statoil AB. The principal competitive factors affecting our marketing segment are market volume, station throughput, product price, locations of service stations and brand identification.

        In Sweden, we had leading market shares in 2003 in terms of sales volume of approximately 30% in diesel, 41% in heating oil and 49% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment's share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2003, based on data from the Swedish Petroleum Institute. This ranked fourth, behind OK-Q8 AB SV, with approximately 28%, Svenska Statoil AB, with approximately 23%, and AB Svenska Shell, with approximately 13%.

Regulation and Environmental Matters

        We are subject to both Swedish and EU regulation on the production, storage, transportation and sale of petroleum products. Sweden was one of the first European countries to introduce strict environmental legislation, which required the Swedish petroleum industry to upgrade existing infrastructure earlier than other European refiners. Sweden has among the strictest environmental specifications in the European Union. Current EU regulations allow a maximum sulphur content of 150 parts per million for gasoline and 350 parts per million for diesel. Under a voluntary agreement, the Swedish petroleum industry has undertaken to keep the maximum sulphur content at 50 parts per million for gasoline and 10 parts per million for diesel in exchange for beneficial tax levels. The European Union has adopted stricter environmental regulations restricting the sulphur content of gasoline and diesel and the aromatic content of gasoline, which will become effective in 2005. These regulations, among other things, will reduce the sulphur content for gasoline and diesel to 50 parts per million and reduce the aromatic content in gasoline from 42% to 35%. The European Union has recently announced even stricter regulations, which will take effect in 2009, restricting the sulphur content of gasoline and diesel to 10 parts per million. In addition, certain legislation and regulations, including with respect to taxation of refined products, that have been implemented in various countries in Europe, including in the United Kingdom and Germany, provide an incentive to us and other refining companies to produce gasoline and diesel with a sulphur content below the minimum required by the EU's 2005 specifications. The overall effect of such legislation is to increase market demand for products with lower sulphur content due to the tax and other benefits that suppliers pass on to purchasers.

        Our existing desulphurization capability enables us now to produce products that meet the EU's 2005 sulphur specifications for gasoline and diesel at both refineries. Both of our refineries also produce certain quantities of virtually sulphur-free (10 parts per million) diesel. To meet the EU's 2005 aromatic specification for gasoline, the isomerization unit at Preemraff has been upgraded at a cost of SEK 365 million. We are presently considering an upgrade of the isomerization unit at Scanraff, which would require an investment of approximately SEK 300 million.

        Although we have made the necessary investments to meet the future EU specifications, our intention is to make additional investments to further upgrade our refineries. We have commenced construction of an isocracker unit at Scanraff, which will enhance Scanraff's strong market position. The new isocracker unit will enable Scanraff to increase its throughput by 10% and produce more virtually sulphur free (10 parts per million) diesel, a product for which there is increasing demand in Europe. After the isocracker unit becomes operational, which, if construction proceeds as contemplated, is expected in the first half of 2006, we intend to decrease our production of heating oil, a lower margin product, and increase our production of diesel, a higher margin product, which we expect will improve our overall refining margins.

Intellectual Property

        Preem Petroleum holds the word and device trademark registrations for Preem and the Preem bear logo in Sweden, Norway, Estonia and Latvia and the combined word and device mark for Preem and the Preem bear logo in the European Union, Lithuania and Poland. Preem Petroleum also holds other Swedish trademark registrations including "Biomil" and "Minima."

        Preem Petroleum, directly or indirectly through its subsidiaries, also holds the following domain names: "preem.com," "preem.net," "preem.org," "preem.dk" (Denmark), "preem.no" (Norway), "preem.se" (Sweden), "preem.ie" (Ireland), "preem.co.uk" (UK) and "preem.pl" (Poland).

Insurance

        Our operations are subject to all of the risks normally associated with oil refining and transportation that could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. We insure our assets at levels that management believes reflect their current market value. Such assets include all capital items, such as chartered vessels, major equipment and land-based property. We own Preem Insurance Company Limited, a wholly owned Irish insurance company, through which we insure our property and crude oil products. Preem Insurance Company Limited then reinsures on the international reinsurance market.

        We also carry public and products liability insurance for legal liability for personal and property damage to third parties. Our refineries and businesses also are covered by business interruption insurance. We also carry insurance against loss of cargo, the destruction of, or damage to, chartered vessels and equipment in amounts, generally equal to replacement value, that we consider adequate. From time to time, however, we may not be able to obtain insurance against all risks or for equipment located in some geographic areas. This insurance is subject to deductibles and does not include liabilities or costs and expenses related to cargo carried on ship. Our property and liability insurance does not cover gradual environmental and other damage that was not the result of a sudden, unintended, and unexpected insurable accident.

        Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result. Litigation arising from such an event may result in our being named a defendant in lawsuits asserting material claims. We insure ourselves for liability arising from our operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection, and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by us is sufficient to protect us fully in all events, all such insurance is carried at levels of coverage and deductibles that we consider financially prudent. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

  C. Organizational structure

        Preem Petroleum is wholly owned by Preem Holdings, which is wholly owned by Corral Petroleum Holdings AB (publ). Corral Petroleum is wholly owned by Moroncha Holdings Company Limited, which, in turn, is wholly owned by Mr. Mohammed Hussein Al-Amoudi. Mr. Al-Amoudi acquired all of the outstanding shares of the company, then called OK Petroleum, in 1994, and its name was changed to Preem Petroleum in 1996. The following table sets forth the name of each of our material subsidiaries, the jurisdiction of its incorporation, the activity of each subsidiary and our direct or indirect percentage ownership in such subsidiary.

Company	Country of Incorporation	Activity	Parent Company	Ownership Interest
Preem Petroleum AB (publ)	Sweden	Petroleum Refining & Marketing	Preem Holdings	100%
Preem Finans AB	Sweden	Finance	Preem Petroleum	100%
Preem Raffinaderi AB	Sweden	Petroleum Refining	Preem Petroleum	100%
Skandinaviska Raffinaderi AB Scanraff	Sweden	Petroleum Refining	Preem Petroleum	100%

        The management of Preem Petroleum intends, subject to approval by its board of directors and the completion of corporate due diligence, to merge certain of its wholly owned subsidiaries, including Skandinaviska Raffinaderi AB Scanraff and Preem Raffinaderi AB, which own the Scanraff and Preemraff refineries, respectively, into Preem Petroleum. The merger of those subsidiaries will enable us to streamline operations and reduce administrative costs.

  D. Property, plants and equipment

        We own the site near Gothenburg on which Preemraff is located, which consists of 340 acres, and have easements that ensure Preemraff's access to the harbors of Torshamnen and Skarvik by way of pipelines. We also own the Scanraff refinery and the 470 acres on which the refinery is located, as well as the harbors at Lysekil and Skarvik. Our main storage facilities, which consist of a total of approximately 37 acres, are also located in Sweden. All other properties that we use are leased in accordance with normal market conditions.

Item 5. Operating and Financial Review and Prospects

        The following is a discussion of our results of operations and financial condition for the years ended December 31, 2001, 2002 and 2003. You should read this discussion in conjunction with our audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. We have prepared our audited annual consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The principle differences between Swedish GAAP and U.S. GAAP are set forth in "Item 3—Key Information—A. Selected Financial Data—Principal Differences between Swedish GAAP and U.S. GAAP" included elsewhere in this Annual Report, as well as in note 26 of our audited annual consolidated financial statements. The following analysis contains forward-

looking statements about our future revenue, operating results and expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in "Item 3—Key Information—D. Risk Factors" and elsewhere in this Annual Report.

  A. Operating results

Overview of the Business

        We are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors. In Sweden, we had leading market shares in 2003 in terms of sales volume of approximately 30% in diesel, 41% in heating oil, and 49% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment's share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2003, based on data from the Swedish Petroleum Institute.

        Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of three divisions, a home-heating division, a business-to-business division, and a station and consumer division. The marketing segment resells refined products wholesale and retail primarily in Sweden. In 2003, our supply and refining segment sold approximately 76% (by value) of its products to third parties and 24% to our marketing segment.

        Prior to 2003, our marketing segment was divided into two separate segments, a Swedish market segment and an international segment. The Swedish market segment resold refined products wholesale and retail in Sweden while our international segment resold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. In January 2003, Preem Petroleum finalized the sale of its wholly owned Polish subsidiary, through which we conducted all of our Polish operations, to Statoil. In 2003, the other operations in our international segment, including our operations in Norway, were consolidated with our Swedish marketing operations and were included in our marketing segment. In March 2004, Preem Petroleum sold ENØK Energi AS, a wholly owned subsidiary through which we conducted our Norwegian operations. We do not expect that the sale of our Norwegian operations will have a material effect on our financial condition and results of operations in 2004. The sale of our Polish and Norwegian operations follows our decision to concentrate further investments on refining and to strengthen our marketing activities in Sweden. After the consummation of this transaction, our marketing segment no longer has any international operations.

        In December 2003, we acquired 25% of the Scanraff refinery from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, for a total consideration of approximately SEK 1,500 million, which increased our ownership in Scanraff from 75% to 100%. The total consideration includes consideration for capital stock and assumed debt. In addition, we acquired inventory at Scanraff owned by Hydro R&M Holding.

Refining Margins

        Oil refineries measure the financial performance of their operations by their margins. Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products. See "Item 4—Information on our Company—B. Business overview—Supply and Refining Operations—Raw Materials" and "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this Annual Report.

        "Gross refining margin" is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, that can produce a higher percentage of the lighter, higher-value fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff. "Refining margin" measures the ability of a refinery to cover the variable refining costs of its refining process in addition to the cost of crude oil purchases. Variable refining costs consist of volume-related costs, such as the cost of energy. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Fixed operating costs consist of, among others, maintenance, personnel, insurance and property costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

        Our refining margins are affected by numerous factors beyond our control, including the supply of and demand for crude oil and refined products, which, in turn, depend on a variety of factors, including the following:

  •
  changes in global economic conditions, including exchange rate fluctuations;

  •
  political stability in major oil-producing countries;

  •
  actions by OPEC and crude oil production levels;

  •
  the availability of crude oil and refined product imports;

  •
  worldwide inventory levels of crude oil and refined products;

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

  •
  seasonal demand fluctuations;

  •
  expected and actual weather conditions; and

  •
  changes in technology.

        These and other factors beyond our control are likely to play an important role in refining industry economics.

        The following tables show the calculation of margins for Scanraff and Preemraff for the periods covered by our audited annual consolidated financial statements. In accordance with industry practice, the margins are expressed in dollars per barrel. The information for Scanraff shows our share of the refinery's production for the years indicated.

	2001	2002	% change	2003	% change
Scanraff
Gross refining margin	2.06	1.90	(8)%	3.86	103%
Variable refining costs	(0.20)	(0.29)	45%	(0.39)	34%
Refining margin	1.86	1.61	(13)%	3.47	116%
Fixed operating costs (excluding depreciation)	(0.59)	(0.64)	8%	(0.76)	19%
Net cash margin	1.27	0.97	(24)%	2.71	179%
Depreciation	(0.32)	(0.41)	28%	(0.48)	17%
Net refining margin	0.95	0.56	(41)%	2.23	298%
Total production (in 1,000 barrels)	53,085	48,118	(9)%	55,301	15%
Preemraff
Gross refining margin	1.29	1.12	(13)%	2.18	95%
Variable refining costs	(0.28)	(0.30)	7%	(0.39)	30%
Refining margin	1.01	0.82	(19)%	1.79	118%
Fixed operating costs (excluding depreciation)	(0.46)	(0.53)	15%	(0.66)	25%
Net cash margin	0.55	0.29	(47)%	1.13	290%
Depreciation	(0.43)	(0.55)	28%	(0.73)	33%
Net refining margin	0.12	(0.26)	(317)%	0.40	254%
Total production (in 1,000 barrels)	41,176	36,906	(10)%	36,700	(1)%

        As noted above, the gross refining margin at Scanraff increased by 103% and the gross refining margin at Preemraff increased by 95% from 2002 to 2003. We believe that the increase in the gross refining margins at our two refineries was due to certain industry-wide factors beyond our control, including lower than normal inventory levels, the impact of the Iraq war (which contributed to an increase in demand for refined products, particularly, jet fuel), an unusually cold winter in the early part of 2003 followed by an unusually warm summer, and an increase in worldwide demand for refined products.

        This increase in our gross refining margins was partly offset by an increase from 2002 to 2003 in variable refining costs of approximately 34% at Scanraff and approximately 30% at Preemraff. The increase in our variable refining costs at both refineries was primarily attributable to an increase in electricity and chemical prices. Increases in fixed operating costs of 19% at Scanraff and 25% at Preemraff, due primarily to higher personnel, insurance and real estate costs, also partially offset the improvement in our gross refining margins.

        The decrease in our gross refining margins from 2001 to 2002 at Scanraff and Preemraff was due to certain industry-wide factors beyond our control, including stagnant growth in the global economy, a reduced demand for jet fuel as a result of the terrorist attacks in the United States on September 11, 2001, and increases in crude oil prices as a result of political instability following the terrorist attacks. Our refining strategy involves decreasing our throughput during periods of poor refining margins (for example, in 2002) to minimize the effect of the poor margins on our gross profit.

Price Effect on Inventories

        We hold large inventories of crude oil and refined products and, as a result, our financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, our gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit that we earn during a period of rising prices may be attributable solely to the increase in prices during the period after we buy the crude oil and prior to the time we finish refining it and sell it.

        However, during periods of rising crude oil prices, the cost of replenishing our crude oil inventories and, thus, our working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

        We believe that, although the price effect on inventories may impact our results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices. See "Item 4—Information on the Company—B. Business overview—Supply and Refining Operations—Raw Materials" and "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this Annual Report.

Fluctuations in Foreign Currency Exchange Rates

        Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates, specifically translation risk and transaction risk. We are exposed to translation risk because a significant percentage of our sales and expenses are realized and incurred in currencies other than the kronor, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the kronor. We are exposed to transaction risk because our revenues and costs are denominated in both the dollar and the kronor.

  Translation Risk

        Revenues and Expenses.    Substantial portions of our revenues and expenses are recorded in dollars and then translated into kronor for inclusion in our financial statements. Thus, a decline in the value of the dollar against the kronor will have a negative affect on our revenues as reported in kronor, that is, the kronor-value of our dollar-denominated revenues will decline. Conversely, a decline in the value of the dollar against the kronor will have a positive effect on our expenses as reported in kronor, that is, the kronor value of our dollar-denominated expenses will decline.

        Inventory.    In the course of our ordinary operations, we store significant amounts of crude oil and refined products, the value of which is denominated in dollars because market prices for crude oil and refined products are typically denominated in dollars. Our total inventories, which are accounted for as part of our current assets, were SEK 4,679 million as of December 31, 2003 and SEK 3,523 million as of December 31, 2002. A decrease in the value of the dollar against the kronor will result in a decrease in the value of our inventories, when expressed in kronor. Foreign exchange gains or losses on our inventory are included as part of cost of goods sold.

        Indebtedness.    As of December 31, 2003, approximately one-sixth of our debt was denominated in dollars, one-third was denominated in kronor, and one-half was denominated in euro, including the Notes. As a result, a decrease in the value of the dollar or the euro against the kronor will result in a decrease in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Conversely, an increase in the value of the dollar or the euro against the kronor will result in an increase in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Foreign exchange gains or losses on our indebtedness are included as part of financial expense, net.

  Transaction risk

        We are exposed to transaction risk because our revenues and expenses are denominated in both kronor and dollars. Accordingly, the relative movements of the kronor/dollar exchange rate can significantly affect our results of operations. For example, an appreciation of the kronor against the dollar may adversely affect our margins to the extent that our kronor-denominated revenues do not cover our kronor-denominated expenses. This risk is reduced by matching sales revenues and expenses in the same currency, which is generally the practice in our industry given the percentage of purchase and sales contracts that are denominated in dollars.

        In addition, we are exposed to transaction risk in connection with our accounts payable for crude oil purchases. If the dollar changes in value against the kronor between the date of purchase and the date of payment, the difference in the kronor value of our payment and the kronor value of the account payable would be recorded as a foreign exchange gain or loss in our results of operations. We face a similar risk with respect to our accounts receivable for refined product sales.

Results of operations

  Summary

        The following table shows certain items in our consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003.

	2001 SEK	2002 SEK	% Change	2003 SEK	% Change
		(in millions, except % change)
Consolidated Statement of Operations Data:
Revenues	46,697	42,178	(10)%	43,030	2%
Excise duties	(10,288)	(8,855)	(14)%	(8,241)	(7)%
Sales revenue	36,409	33,323	(8)%	34,789	4%
Cost of goods sold	(34,799)	(31,952)	(8)%	(33,303)	4%
Gross profit	1,610	1,371	(15)%	1,486	8%
Selling and administrative expenses	(1,417)	(1,393)	(2)%	(1,291)	(7)%
Other operating income/expenses	(268)	(249)	(7)%	(258)	4%
Operating income	461	227	(51)%	453	100%
Financial expense, net(1)	(667)	(191)	(71)%	(148)	(23)%
Income (loss) before taxes	(206)	36	117%	305	747%
Income taxes(2)	(15)	(180)	1,100%	(77)	(57)%
Minority interests	(12)	(4)	(67)%	(2)	(50)%
Net profit (loss)	(233)	(148)	(36)%	226	253%

(1)
Financial expense, net, consists of the share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange gains or losses on our indebtedness and certain other items.

(2)
Income taxes do not generally reflect cash payable or paid, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend.

        The following table shows the sales revenue and operating income for each of our business segments for each of the years ended December 31, 2001, 2002 and 2003.

	2001 SEK	2002 SEK	% Change	2003 SEK	% Change
		(in millions, except for % change)
Sales Revenue:
Supply and refining(1)	31,289	28,359	(9)%	31,609	11%
Marketing(2)	10,364	10,285	(1)%	10,920	6%
International	1,914	2,061	8%	—	—
Exchange rate differences	140	(169)	(221)%	(201)	19%
Group eliminations	(7,298)	(7,213)	(1)%	(7,539)	5%
Total Sales Revenue(3)	36,409	33,323	(8)%	34,789	4%
Operating Income (loss):
Supply and refining	543	1,086	100%	966	(11)%
Marketing(2)	79	116	47%	106	(9)%
International	(72)	(68)	(6)%	—	—
Other non-allocated income (expense)(4)	(89)	(907)	919%	(619)	(32)%
Total Operating Income	461	227	(51)%	453	100%

(1)
Includes sales by our supply and refining segment to our marketing segment of SEK 7,498 million for 2003, SEK 7,184 million for 2002 and SEK 7,158 million for 2001. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our audited annual consolidated financial statements.

(2)
Figures for 2003 include our remaining international operations, including our operations in Norway, which were included in our international segment in 2001 and 2002. Figures for 2001 and 2002 are for our Swedish market segment. Because our Norwegian operations were included in our marketing segment in 2003 and our international segment in 2002, sales revenue and operating income of our marketing segment in 2003 and 2002 are not directly comparable. Our Norwegian operations had sales revenue of SEK 93 million and an operating loss of SEK 5 million in 2003, compared to sales revenue of SEK 113 million and an operating loss of SEK 6 million in 2002.

(3)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(4)
In order to evaluate the performance of our segments, we allocate certain items as "non-allocated income (expense)." Specifically, we include in non-allocated income (expense) our "corporate cost center" and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. Sales revenue also includes foreign exchange gains or losses on our accounts receivable. In this discussion, we have provided sales revenue figures for our supply and refining segment and our marketing segment. The sales revenue of our supply and refining segment includes inter-company sales to the marketing segment and the sales revenue of our marketing segment includes the sales revenue received on the resale of such refined products. The inter-company sales between our supply and refining segment and our marketing segment are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our supply and refining segment properly reflects the results of these segments for purposes of comparison. These inter-company sales have been eliminated in our annual audited consolidated financial statements.

        Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). Cost of goods sold also includes foreign exchange gains or losses on our inventory and our accounts payable. We have no supply contracts longer than 12 months in duration. We rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in "contango," meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

        Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

        Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

        Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our supply and refining segment and our marketing segment.

        Financial expense, net, consists of our share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange gains or losses on our indebtedness, and certain other items.

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings in the form of a book-entry dividend, which, for Swedish tax purposes, is referred to as a group contribution. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders' equity, which includes net profit earned during the year, shown on a consolidated and stand-alone basis and an amount that, given due consideration to the financing needs of the group, its liquidity or financial position, would not contravene sound business principles. The group contribution is simultaneously offset by an equity contribution from Corral Petroleum Holdings. The excess of the group contribution, if any, over the equity contribution represents a true dividend payable in cash. We paid income taxes in cash of SEK 57 million in 2001, SEK 17 million in 2002 and SEK 4 million in 2003. The amounts recorded as income taxes in our results of operations represent the income taxes that we would have paid had we not made a group contribution. We follow the same strategy at the Preem Petroleum level to minimize the amount of income taxes that it pays. We cannot assure you that we will be able to employ this tax optimization strategy in the future. If we are unable to employ this strategy, we would be required to pay income taxes in cash to the Swedish government on our taxable income.

        Minority interests as of December 31, 2003 principally reflect the interest of Vattenfall AB in Preem Gas AB. Prior to April 2002, minority interests reflected the interests of Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, in Skandinaviska Raffinaderi AB Scanraff. In April 2002, with the restructuring of Scanraff and Scancracker, we began accounting for our ownership in Scanraff using the proportional method instead of the purchase method. The proportional method resulted in the inclusion of only 75% of the revenues, expenses, assets and liabilities attributable to Scanraff. The purchase method would have resulted in the inclusion of 100% of the revenues, expenses, assets and liabilities attributable to Scanraff, with corresponding minority interests recorded in the income statement and balance sheet, as applicable, to account for the 25% owned by Hydro R&M Holding.

  Year ended December 31, 2003 compared to the year ended December 31, 2002

        Revenues.    Our revenues for the year ended December 31, 2003 were SEK 43,030 million, an increase of SEK 852 million, or approximately 2%, from SEK 42,178 million for the year ended December 31, 2002. This increase is primarily attributable to the increase in market prices for refined products and to higher sales volumes. Average refined product prices in dollars in 2003 were approximately 20% higher than in 2002. Sales volumes in 2003 were 1,788,000 cubic meters, or 11% higher than in 2002. The increase in the prices of refined products and our sales volume was offset to a large extent by a 17% decrease in the average dollar to krona exchange rate compared to 2002 and to the effects of the sale in 2002 of our interest in Greenergy Fuels Limited and our Polish operations.

        Sales revenue.    Sales revenue for the year ended December 31, 2003 was SEK 34,789 million, an increase of SEK 1,466 million, or approximately 4%, from SEK 33,323 million for the year ended December 31, 2002. This increase is primarily a result of, and in the same proportions as, the factors discussed above. Sales revenue for our supply and refining segment increased by 11% from SEK 28,359 million in 2002 to SEK 31,609 million in 2003. Sales revenue for our marketing segment increased by 6% from SEK 10,285 million to SEK 10,920 million. The increases in our sales revenue in our two segments are due primarily to an increase in average refined product prices and higher sales volume because our Norwegian operations were included in our marketing segment.

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2003 was SEK 33,303 million, an increase of SEK 1,351 million, or approximately 4%, from SEK 31,952 million for the year ended December 31, 2002. The increase was attributable to a 15% increase in average crude oil prices and an 11% increase in our sales volumes, which was offset to a large extent by a 17% decrease in the average dollar to krona exchange rate in 2003, compared to 2002 and the effects of the sale of our Polish operations.

        Gross profit.    Gross profit for the year ended December 31, 2003 was SEK 1,486 million, an increase of SEK 115 million, or approximately 8%, from SEK 1,371 million for the year ended December 31, 2002. This increase was primarily a result of an increase in our sales volumes and higher refining margins.

        Selling and administrative expenses.    Selling expenses for the year ended December 31, 2003 were SEK 812 million, a decrease of SEK 102 million, or approximately 11%, from SEK 914 million for the year ended December 31, 2002. SEK 101 million of this decrease was attributable to the sale of our operations in Poland. Administrative expenses for the year ended December 31, 2003 were SEK 479 million compared to the same figure for the year ended December 31, 2002.

        Other operating income.    Our other operating income for the year ended December 31, 2003 was SEK 268 million, an increase of SEK 16 million, or approximately 6%, from SEK 252 million for the year ended December 31, 2002. The increase in other operating income is primarily a result of increased sales of waste heat from our Preemraff refinery to the City of Gothenburg.

        Other operating expenses.    Other operating expenses for the year ended December 31, 2003 were SEK 10 million, an increase of SEK 7 million, or approximately 233%, from SEK 3 million for the year ended December 31, 2002. The increase is primarily attributable to a bad-debt provision of SEK 10 million of accounts receivable related to the sale of our operations in Poland.

        Operating income (loss).    Operating income for the year ended December 31, 2003 was SEK 453 million, an increase of SEK 226 million, or approximately 100%, from SEK 227 million for the year ended December 31, 2002. This increase was primarily attributable to a decrease in our non-allocated expense of SEK 288 million, or approximately 32%. The decrease in our non-allocated expense was due primarily to an increase in the net foreign exchange gain on our accounts payable/receivable, as well as a slight increase in expenses allocated to our corporate cost center and a slight decrease in foreign exchange losses on our inventory.

        The operating income of our supply and refining segment was SEK 966 million for the year ended December 31, 2003, a decrease of SEK 120 million, or 11%, from SEK 1,086 million for the year ended December 31, 2002. This decrease in operating income was primarily a result of lower price gains (as expressed in dollars) on our inventory compared to year 2002. Operating income for our marketing segment was SEK 106 million, a decrease of SEK 10 million, or approximately 9%, from SEK 116 million for the year ended December 31, 2002. Because our Norwegian operations were included in our marketing segment in 2003 and our international segment in 2002, operating income of our marketing segment in 2003 and 2002 is not directly comparable. The decrease in the marketing segment's operating income was primarily a result of lower sales margins compared to the year 2002.

        Financial expense, net.    Our financial expense, net, for the year ended December 31, 2003 was SEK 148 million, a decrease of SEK 43 million, or approximately 23%, from SEK 191 million for the year ended December 31, 2002. This decrease was mainly attributable to a decrease in our foreign exchange losses on our financial assets.

        Income taxes.    Income taxes for the year ended December 31, 2003 were SEK 77 million, a decrease of SEK 103 million, or approximately 57%, from SEK 180 million for the year ended December 31, 2002. The decrease is attributable primarily to the loss we incurred in connection with the sale of our Polish operations. The amounts recorded as income taxes do not represent income taxes that we paid in cash. Instead, they represent the income taxes that we would have paid had we not made a group contribution to our parent company.

        Minority interests.    Minority interests for the year ended December 31, 2003 were SEK 2 million, a decrease of SEK 2 million, or approximately 50%, from SEK 4 million for the year ended December 31, 2002. This decrease is primarily attributable to the sale of our interests in Greenergy Fuels Limited in May 2002.

        Net profit (loss).    Net profit for the year ended December 31, 2003 was SEK 226 million, an improvement of SEK 374 million, or approximately 253%, from a net loss of SEK 148 million for the year ended December 31, 2002, primarily as a result of the factors discussed above.

  Year ended December 31, 2002 compared to year ended December 31, 2001

        Revenues.    Our revenues for the year ended December 31, 2002 were SEK 42,178 million, a decrease of SEK 4,519 million, or approximately 10%, from SEK 46,697 million for the year ended December 31, 2001. The overall decrease in revenues was primarily attributable to a decrease of approximately 6% in the value of the dollar against the krona during this period.

        Sales revenues.    Sales revenue for the year ended December 31, 2002 was SEK 33,323 million, a decrease of SEK 3,086 million, or approximately 8%, from SEK 36,409 million for the year ended December 31, 2001, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2002 was SEK 31,952 million, a decrease of SEK 2,847 million, or approximately 8%, from SEK 34,799 million for the year ended December 31, 2001. The decrease was primarily due to foreign currrency losses on our inventory attributable to the decrease in the value of the dollar against the krona.

        Gross profit.    Gross profit for the year ended December 31, 2002 was SEK 1,371 million, a decrease of SEK 239 million, or approximately 15%, from SEK 1,610 million for the year ended December 31, 2001. The decrease in our gross profit was partially attributable to foreign currency losses on our inventory. The foreign currency losses on our inventory were partially offset by an increase in both crude oil and refined product prices. The decrease in our gross profit was also partially due to a decrease in our gross refining margins.

        Selling and administrative expenses.    Selling expenses for the year ended December 31, 2002 were SEK 914 million, a decrease of SEK 29 million, or approximately 3%, from SEK 943 million for the year ended December 31, 2001. Higher costs in our station and consumer division for sales personnel, depreciation and maintenance were more than offset by lower costs for other sales operations in Sweden. Administrative expenses for the year ended December 31, 2002 were SEK 479 million, an increase of SEK 5 million, or approximately 1%, from SEK 474 million for the year ended December 31, 2001. The increase is primarily attributable to higher costs for external services related to business development projects and to an increase in pension expenses.

        Other operating income.    Other operating income for the year ended December 31, 2002 was SEK 252 million, a decrease of SEK 16 million, or approximately 6%, from SEK 268 million for the year ended December 31, 2001. The decrease is almost entirely attributable to the change in the method of accounting for our ownership of Scanraff. In 2001, we accounted for our ownership of Scanraff by using the purchase method, which includes 100% of Scanraff's operating income. The operating income attributable to the 25% of Scanraff owned by Hydro R&M Holding is accounted for as a minority interest. In 2002, we applied the proportional method of accounting, which results in the inclusion of only 75% of the operating income attributable to Scanraff.

        Other operating expenses.    Other operating expenses for the year ended December 31, 2002 was SEK 3 million, an increase of SEK 3 million from SEK 0 million for the year ended December 31, 2001. The increase is entirely attributable to a capital loss of SEK 3 million in connection with the sale of our operations in Poland.

        Operating income (loss).    Operating income for the year ended December 31, 2002 was SEK 227 million, a decrease of SEK 234 million, or approximately 51%, from SEK 461 million for the year ended December 31, 2001. The decrease in our operating income was partially attributable to foreign currency losses on our inventory due to the decrease in the value of the dollar against the krona. The foreign currency losses on our inventory were partially offset by an increase in both crude oil and refined product prices. A decrease in our gross refining margins also contributed the decrease in our operating income.

        The operating income of our supply and refining segment was SEK 1,086 million for the year ended December 31, 2002, an increase of SEK 543 million, or 100%, from SEK 543 million for the year ended December 31, 2001. This increase in operating income is largely attributable to an increase in the value of our inventory due to an increase in both crude oil and refined product prices. Crude oil prices rose by approximately $10 per barrel from January 1, 2002 to December 31 2002, compared to a decrease of approximately $4 per barrel from January 1, 2001 to December 31, 2001.

        Our marketing segment generated operating income of SEK 116 million for the year ended December 31, 2002, an increase of SEK 37 million, or approximately 47%, compared to operating income of SEK 79 million for the year ended December 31, 2001. Within this segment, our home-heating and business-to-business divisions maintained a relatively stable operating income for 2002 compared to 2001, primarily as a result of strong demand for heating oil towards the end of the year, due to the cold weather. The operating income generated by our home-heating and business-to-business divisions was to some extent offset by lower operating income in our station and consumer division in 2002, compared to 2001. The increase in operating income for the total segment was, to a large extent, a result of expenses of SEK 49 million incurred in 2001 in connection with the restructuring of our regional sales organization, which involved the reduction of our regional sales force on all levels and the recruiting and training of new staff for a centralized call center. The operating loss of our international segment was SEK 68 million for the year ended December 31, 2002, which is a decrease of approximately 6% from an operating loss of SEK 72 million for the year ended December 31, 2001. Higher sales volumes and margins were almost entirely offset by provisions for bad debts and other provisions made in connection with the sale of our operations in Poland.

        Financial expense, net.    Our financial expense, net, for the year ended December 31, 2002 was SEK 191 million, a decrease of SEK 476 million, or approximately 71%, from SEK 667 million for the year ended December 31, 2001. The decrease in our financial expense, net, was due primarily to a decrease in the foreign exchange losses associated with our euro-denominated debt of SEK 150 million and our dollar-denominated debt of SEK 368 million. The foreign exchange losses associated with our foreign currency-denominated debt resulted from a decrease in the value of the dollar and the euro against the krona.

        Income taxes.    Income taxes for the year ended December 31, 2002 were SEK 180 million, an increase of SEK 165 million, or approximately 1,100%, from SEK 15 million for the year ended December 31, 2001. The increase is attributable to higher taxable income in 2002.

        Minority interests.    Minority interests for the year ended December 31, 2002 were SEK 4 million, a decrease of SEK 8 million, or approximately 67%, from SEK 12 million for the year ended December 31, 2001. This decrease is primarily attributable to the sale of our holdings in Greenergy Fuels Limited.

        Net profit (loss).    Net loss for the year ended December 31, 2002 was SEK 148 million, an improvement of SEK 85 million, or approximately 36%, from a net loss of SEK 233 million for the year ended December 31, 2001, primarily as a result of the factors discussed above.

Recently issued accounting standards

  U.S. GAAP

        In May 2003, the Financial Accounting Standards Board, or FASB, issued the Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on our financial position, results of operations or cash flows.

        In December 2003, the FASB issued FASB interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R") which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company shall apply FIN 46 or FIN 46R to variable interest entities, or VIEs, created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. The Company shall apply FIN 46R to all entities no later than the end of the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R is not expected to have a material effect on our financial position, results of operations or cash flows.

        In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 is not expected to have a material effect on our financial position and results of operations.

  Swedish GAAP

        Companies with securities listed on a regulated Swedish market and companies in which there is a significant public interest are required to adopt, as of January 1, 2004, RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standard is equivalent to IAS 19.

        The adoption of RR 29 and IAS 19 means that all post-employment benefit plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan the contribution payable is recognized as an expense. In a defined benefit plan the company recognizes the present value of the provision and an expense based on a number of assumptions relating to, for example, future salary-increase and inflation. The change in the pension liability on first adopting the new standard is charged directly to equity and management estimates the difference to be approximately SEK 60 million.

Critical accounting policies

        Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The principle differences between Swedish GAAP and U.S. GAAP are discussed in "Selected Consolidated Financial Data" included elsewhere in this Annual Report, as well as in note 26 to our audited annual consolidated financial statements, also included elsewhere in this Annual Report.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We have identified the accounting policies discussed below as the most critical policies upon which our financial status depends. We believe that these critical accounting policies involve management's most complex or subjective judgments and estimates used in the preparation of our consolidated financial statements that could impact our financial results.

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

  Capitalized Turnaround Costs

        We record the cost of major scheduled refinery maintenance ("turnarounds") as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants had issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would have required major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position had been adopted, we would have been required to write off the balance of our deferred maintenance costs, which totaled SEK 315 million at December 31, 2003 and expense future costs as incurred. The FASB recently voted not to clear this proposed Statement of Position and will consider adding a project to its agenda to address cost capitalization and depreciation issues.

  Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the value of these inventories had been $1 per barrel lower at December 31, 2003, the value of our inventory would have been approximately SEK 140 million lower. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

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

Related party transactions

        We have entered into transactions with related parties and affiliates. For a discussion of related-party transactions, please see "Item 7—B. Related Party Transactions" included elsewhere in this Annual Report.

  B. Liquidity and capital resources

Overview

        Our primary cash requirements include funding construction, upgrade and maintenance projects, servicing indebtedness and general working capital needs. Our primary sources of liquidity are available cash reserves, internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash and short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. We believe that our working capital is sufficient for our present requirements. As of December 31, 2003 we had cash and cash equivalents of SEK 633 million and approximately SEK 697 million available under our unutilized credit facilities. As of March 31, 2004, we had cash and cash equivalents of SEK 1,110 million and approximately SEK 1,761 million available under our unutilized credit facilities.

Cash flow

	2001 SEK	2002 SEK	% Change	2003 SEK	% Change
		(in millions, except % change)
Cash flow from operating activities before changes in working capital	820	424	(48)%	872	106%
Cash flow from operating activities	2,614	194	(93)%	417	115%
Cash flow used in investing activities	(331)	(1,008)	205%	(1,772)	76%
Cash flow (used in) provided by financing activities	(1,338)	319	124%	1,527	379%
Cash flow of the year	945	(495)	(152)%	172	135%

        The 106% increase in our cash flow from operating activities before changes in working capital from 2002 to 2003 resulted from an increase in income from operations and a decrease in unrealized exchange gains of SEK 316 million in 2003, compared to SEK 429 million in 2002. The 48% decrease in our cash flow from operating activities before changes in working capital from 2001 to 2002 resulted from unrealized exchange gains of SEK 429 million in 2002, compared to unrealized exchange losses of SEK 231 million in 2001.

        The 115% increase in our cash flow from operating activities from 2002 to 2003 was primarily attributable to a decrease in current receivables of SEK 1,364 million. The decrease in current receivables was attributable to an increase in sales in December 2002, which, in turn, resulted from unusually cold weather and anticipation of an increase in energy tax rates that took effect on January 1, 2003. The decrease in current receivables was offset to a large extent by an increase in inventory of SEK 1,295 million which was primarily attributable to an increase in goods in transit, which are included in our inventory volumes, and to the acquisition of oil inventory from Hydro R&M Holding in connection with our acquisition of its 25% interest in Scanraff. The 93% decrease in our cash flow from operating activities from 2001 to 2002 was primarily attributable to an increase in current receivables and a decrease in liabilities. The increase in current receivables is primarily attributable to high sales volume at the end of 2002.

        The 76% increase in our cash flow used in investing activities from 2002 to 2003 was due primarily to our acquisition of 25% of Scanraff. The 205% increase in our cash flow used in investing activities from 2001 to 2002 was due primarily to the construction of a propane plant at Scanraff, expenses associated with the major turnaround maintenance at Scanraff, and an upgrade of the isomerization unit at Preemraff.

        The 379% increase in cash flow provided by financing activities from 2002 to 2003 was due primarily to the financing that we obtained in connection with our acquisition of 25% of Scanraff. The change in cash flow from financing activities from 2001 to 2002 primarily reflects payment in 2001 of a group contribution to our parent company.

        We collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them to the Swedish government. Excise duties were SEK 8,241 million in 2003 compared to SEK 8,855 million in 2002 and SEK 10,288 million in 2001. The delay between the time we collect these funds and the time we are required to remit them to the respective government enables us to use the cash to finance a significant portion of our working capital needs.

Future capital needs and resources

        We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million. Of this amount, we have paid SEK 104 million as of March 31, 2004, and we have present contractual purchase commitments of approximately SEK 1,100 million, of which approximately SEK 500 million will be paid by September 30, 2004. We intend to use the funds received from the proposed Preem Petroleum notes offering to finance a portion of the cost of the construction of the isocracker unit. Pending the final application of the net proceeds, we expect to hold a portion of the proceeds in the form of cash and cash equivalents and to use a portion of the proceeds to repay amounts outstanding under our short-term revolving credit facilities, which amounts we intend to draw down later as needed to finance construction of the isocracker unit.

        In addition, on April 26, 2004, we signed an appointment letter with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), pursuant to which they are appointed to act, on a best efforts basis, as lead arrangers in connection with proposed new credit facilities for Preem Petroleum as described in a term sheet attached thereto for an approximate amount of €300 million to €355 million. Preem Holdings will act as guarantor under the facilities. We have not yet entered into any definitive documents and the proposed lenders have conditioned their best efforts upon satisfactory completion of due diligence, execution of satisfactory documentation, and successful syndication, among others things. In addition, even if all of the foregoing are satisfied, draw downs will require investment of additional equity and satisfaction of certain other conditions. The proposed new credit facilities will consist of (i) a €170 million amortizing term loan facility, or Facility A; (ii) an amortizing multi-currency term loan facility of an amount from €100 million to €155 million, or Facility B; and (iii) a €30 million revolving credit facility, or Facility C.

        We intend to use Facility A to repay the bridge loan, which we obtained to finance the December 2003 acquisition of the remaining 25% of the Scanraff refinery that we did not own. The bridge loan matures on June 11, 2004. We intend to use Facility B to finance a portion of the cost of the construction of the isocracker unit at the Scanraff refinery. Facility C is intended to be used for general corporate purposes. The proposed new credit facilities, if entered into on the terms currently contemplated, will require as a condition precedent to funding that we make certain required cash equity investments into Preem Petroleum. These equity investments are tied to drawings under the facilities and total up to €80 million. A cash equity investment of €25 million is a condition precedent to drawing down on Facility A. A second cash equity investment of €25 million is a condition precedent to drawing down on Facility B. In addition, in the event that Preem Petroleum has drawn down on amount in excess of the difference between the funds made available under Facility B minus €30 million, we will be required to make a further cash equity investment, up to a maximum of €30 million, into Preem Petroleum in the same amount as the amount of Facility B that it draws down in excess of such amount. We intend to use such equity investments as additional funding for the construction of the isocracker unit at the Scanraff refinery.

        If for any reason, the proposed Preem Petroleum notes offering does not close, and/or if the proposed new credit facilities are not available, or are not available in an amount or within the time contemplated, then we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan. In such a scenario, we would seek to obtain alternative long-term debt to finance the construction of the isocracker unit at the Scanraff refinery. If we are unable to obtain such financing, we may have to postpone the construction of the isocracker unit. In such event, we may experience delays in realizing the benefits of the isocracker unit.

        In addition to the above, as of December 31, 2003, we had obligations to pay in 2004 approximately SEK 555 million of maturing long-term debt and approximately SEK 101 million in operating lease obligations. Furthermore, in 2004 we intend to make additional investments to further upgrade our refineries. We intend to fund these expenditures from available cash reserves, internally generated cash flow from operating activities and amounts available under our unutilized credit facilities. If the proposed Preem Petroleum notes offering does not close, and/or if the proposed new credit facilities are not made available to us, we may have to postpone our planned capital expenditures. See "Item 3—Key Information—D. Risk Factors—If the proposed new credit facilities are not available to us in the time contemplated, or at all, or if the proposed Preem Petroleum notes offering does not close, we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan, which matures on June 11, 2004, we may have to postpone construction of the isocracker and our liquidity would be adversely affected."

Capital expenditures

        Preem Petroleum made capital expenditures of SEK 720 million for the year ended December 31, 2003, SEK 1,028 million for the year ended December 31, 2002 and SEK 588 million for the year ended December 31, 2001. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum's capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries. In order to meet the EU Year 2005 aromatic specification for gasoline, the isomerization unit at Preemraff has been upgraded at a cost of SEK 365 million. The upgrade was completed in the third-quarter 2002. In 2003, a mild hydro-cracker unit was installed at Preemraff during the regular turnaround maintenance period, which will enable the refinery to upgrade part of its heavy oil production to environmentally classified diesel. The unit required an investment of approximately SEK 88 million. In addition, Scanraff installed a new plant for the recovery of petrol gas in connection with the loading of refined products onto tankers, which required an investment of SEK 40 million. Our capital expenditures related to major turnaround maintenance amounted to SEK 186 million at Scanraff in 2002 (which represents our 75% share of total capital expenses of SEK 248 million) and amounted to SEK 150 million at Preemraff in 2003. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Scanraff and Preemraff every five years, instead of every four. If we receive final permission from the Swedish authorities for this change, the next major turnaround maintenance will be in 2007 at Scanraff and 2008 at Preemraff.

Description of Indebtedness

        As of December 31, 2003, we had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding a shareholder loan from Corral Petroleum Holdings) of SEK 7,797 million. We also had amounts available under our unutilized credit facilities of SEK 697 million. As of December 31, 2003, our indebtedness bore interest at a weighted average rate per year of 6.6%. As of March 31, 2004, we had total consolidated indebtedness (consisting of total long-term debt and total current debt, but excluding the shareholder loan) of SEK 6,901 million. Since December 31, 2003, we have sold our excess inventory and used the proceeds to reduce our indebtedness. As of March 31, 2004, our indebtedness bore interest at a weighted average rate per year of 7.0%. As of March 31, 2004, we have approximately SEK 1,761 million available under our unutilized credit facilities.

  Long-term debt

        As of December 31, 2003, we had long-term debt (including drawings under our bank overdraft facility but excluding SEK 555 million of the current portion of long-term debt and the shareholder loan) of SEK 4,675 million. All of this indebtedness is unsecured, except for SEK 38.7 million secured by real estate mortgages and the Notes. The following credit facilities relate to long-term debt owed to a variety of banks:

  •
  a $50 million term loan facility to Preem Petroleum, guaranteed by a commercial bank (of which $50 million was outstanding as of December 31, 2003). The loan matures on January 10, 2006.

  •
  a SEK 51.9 million term loan facility to Preem Petroleum, secured by real estate mortgages (of which SEK 38.7 million was outstanding as of December 31, 2003). The loan's planned amortization schedule indicates full amortization on December 15, 2014, but we may repay the loan in March 2005.

  •
  a $55 million term loan facility to Preem Petroleum (of which $55 million was outstanding as of December 31, 2003). The loan matures on June 28, 2010.

  •
  a SEK 150 million term loan facility to Preem Finans AB, a wholly owned subsidiary of Preem Petroleum, guaranteed by Preem Petroleum (of which SEK 150 million was outstanding as of December 31, 2003). The loan matures on June 30, 2004.

  •
  a $25 million revolving credit facility to Preem Finans, guaranteed by Preem Petroleum (of which $25 million was drawn as of December 31, 2003). This facility is available until January 25, 2005.

  •
  a SEK 200 million term loan facility to Preem Finans, guaranteed by Preem Petroleum (of which SEK 83.3 million was outstanding as of December 31, 2003). The loan matures on March 1, 2005.

  •
  a SEK 300 million term loan facility to Preem Finans (of which SEK 300 million was outstanding as of December 31, 2003). The loan matures on March 11, 2007.

  •
  a SEK 200 million term loan facility to Preem Petroleum (of which SEK 200 million was outstanding as of December 31, 2003). The loan matures on December 31, 2006.

  •
  a SEK 235 million term loan facility to Preem Petroleum (of which SEK 235 million was outstanding as of December 31, 2003). The loan matures on March 1, 2010.

  •
  a SEK 1,200 million term loan facility to Syrhåla Handelsbolag (all of which has been drawn and of which SEK 501.2 million was outstanding as of December 31, 2003). The loan matures on February 9, 2005.

  •
  €305 million aggregate principal amount of the Notes, secured by an assignment by way of security of an inter-company loan from Preem Holdings to Preem Petroleum and by a pledge of all of the outstanding share capital of Preem Petroleum (of which €305 million was outstanding as of December 31, 2003). The Notes mature on March 31, 2011.

  Proposed new credit facility

        On April 26, 2004, we signed an appointment letter with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), pursuant to which they are appointed to act as lead arrangers in connection with proposed new credit facilities for Preem Petroleum as described in a term sheet attached thereto for an approximate amount of €300 million to €355 million. Preem Holdings will act as guarantor under the proposed new credit facilities. We have not yet entered into any definitive documents and the proposed lenders have conditioned their best efforts upon satisfactory completion of due diligence, execution of satisfactory documentation, and successful syndication, among others things. In addition, even if all of the foregoing are satisfied, draw downs will require investment of additional equity and satisfaction of certain other conditions. See "—Future Capital Needs and Resources." In addition, for a discussion of the currency denomination and interest rate variability of our credit arrangements, see "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk."

  Proposed Preem Petroleum Notes Offering

        We intend to raise, subject to market and other conditions, approximately €125 million of debt financing by the issuance of senior subordinated notes through Preem Petroleum, in the international bond markets. We will guarantee the notes on a senior basis. The offering is currently anticipated to close during the second quarter of 2004. See "—Future Capital Needs and Resources." Subject to completion and closing of the proposed new credit facilities, we intend to use the proceeds from the proposed Preem Petroleum notes offering finance a portion of the cost of the construction of the isocracker unit at the Scanraff refinery. Pending the final application of the net proceeds, we expect to hold a portion of the proceeds in the form of cash and cash equivalents and to use a portion of the proceeds to repay amounts outstanding under our short-term revolving credit facilities, which amounts we intend to draw down later as needed to finance construction of the isocracker unit. If the proposed Preem Petroleum notes offering does not close, or if the proposed new credit facilities are for any reason not available in an amount or within the time contemplated, or at all, then we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan. In such a scenario, we would seek to obtain alternative long-term debt to finance the construction of the isocracker unit at the Scanraff refinery. If we are unable to obtain such financing, we may have to postpone the construction of the isocracker unit and we may not have sufficient funds to finance our other capital requirements. Any of the foregoing developments could be expected to materially adversely affect our business, financial condition, results of operations and cash flows.

        If the proposed Preem Petroleum notes offering does not close, or if the proposed new credit facilities are for any reason not available in an amount or within the time contemplated, or at all, then we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan. In such a scenario, we would seek to obtain alternative long-term debt to finance the construction of the isocracker unit at the Scanraff refinery. If we are unable to obtain such financing, we may have to postpone the construction of the isocracker unit and we may not have sufficient funds to finance our other capital requirements. Any of the foregoing developments could be expected to materially adversely affect our business, financial condition, results of operations and cash flows.

  Bank overdraft

        As of December 31, 2003, we had drawings of SEK 1 million under an overdraft facility of SEK 246 million.

  Current debt

        As of December 31, 2003, we had current debt of SEK 3,122 million (including SEK 555 million of the current portion of long-term debt), and SEK 452 million available under our unutilized short-term credit facilities.

        €170 million of our current debt is in the form of a bridge loan from a group of Swedish banks to Preem Petroleum and Preem Finans, guaranteed by Preem Holdings and Preem Petroleum. The obligations of Preem Finans under the bridge loan are secured by a floating charge over the assets of Preem Finans in the amount of SEK 1,000 million. The bridge loan matures on June 11, 2004. The interest rate on the bridge loan is equal to EURIBOR plus a margin of 2.25% for the first three months or 2.75% following the first three months, plus certain standard mandatory costs. Our other current debt bore interest at a weighted-average rate of 4.1% as of December 31, 2003. We intend to repay the bridge loan with proceeds from the proposed new credit facilities. See "Item 3—Key Information—D. Risk Factors—If the proposed new credit facilities are not available to us in the time contemplated, or at all, or if the proposed Preem Petroleum notes offering does not close, we would have to use our available cash reserves and amounts available under our unutilized credit facilities to repay the bridge loan, which matures on June 11, 2004, we may have to postpone construction of the isocracker and our liquidity would be adversely affected." We have obtained a waiver from the lending banks under the bridge loan with respect to certain provisions of the bridge loan, which provides that the bridge loan will be amended, effective as of the closing of the proposed Preem Petroleum notes offering, to prohibit Preem Holdings and Preem Petroleum, without the prior consent of the lending banks, from (i) exercising any right to redeem the notes offered in the proposed Preem Petroleum notes offering prior to their stated final maturity date, (ii) making any payments on such notes in connection with a Change of Control Offer, (iii) exercising any right of legal or covenant defeasance with respect to such notes, and (iv) amending the terms of the indenture relating to such notes.

        Our current debt of SEK 2,567 million (which excludes the current portion of our long-term debt) does not include the SEK 61 million borrowed under the short-term credit facility arrangement with Svenska Petroleum Exploration, a company that is wholly owned by Mr. Al-Amoudi. This SEK 61 million is listed under "other liabilities" in note 20 in our audited annual consolidated financial statements, included elsewhere in this Annual Report.

  Ranking of our indebtedness

        The following table shows the breakdown of our total indebtedness, as of December 31, 2003 (excluding the shareholder loan and any other inter-company indebtedness and on a non-consolidated basis).

	As of December 31, 2003
Borrower	Current debt	Long-term Debt	Total debt
	(in millions of SEK)
Preem Holdings	—	2,774	2,774
Preem Petroleum	1,552	1,235	2,787
Subsidiaries of Preem Petroleum	1,570	666	2,236
Total	3,122	4,675	7,797

        The SEK 2,774 million of total debt of Preem Holdings represents the outstanding Notes. This indebtedness is structurally subordinated to the indebtedness of Preem Petroleum and its subsidiaries. Similarly, the indebtedness of Preem Petroleum is structurally subordinated to the indebtedness of its subsidiaries.

  Shareholder loan

        Preem Holdings owes SEK 242 million to Corral Petroleum Holdings in the form of an interest-free, subordinated shareholder loan, which has no maturity date and may not be repaid while the Notes are outstanding. The shareholder loan has been contractually subordinated to the Notes. The shareholder loan cannot be amended without the prior consent of the trustee for the Notes.

  Inter-company loan

        Preem Petroleum owes Preem Holdings SEK 2,277 million in the form of an interest-free, subordinated inter-company loan, which matures on March 31, 2011, the same date on which the Notes mature, and is subject to a 179-day standstill period. The inter-company loan has been pledged to the trustee for the Notes as security for the obligations of Preem Holdings under the Notes. The inter-company loan cannot be amended without the prior consent of the trustee for the Notes.

Long-Term Financial Obligations and Other Commercial Commitments

        The following table summarizes the contractual principal maturities of long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2003.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More then 5 years
	(in millions of SEK)
Shareholder Loan	242	—	—	—	242
The Notes	2,774	—	—	—	2,774
Other long-term debt obligations	2,455	555	937	307	656
Capital lease obligations	—	—	—	—	—
Operating lease obligations	547	101	185	166	95
Purchase obligations	—	—	—	—	—
Bank overdraft facilities	1	—	—	—	1
Other long-term liabilities reflected on our balance sheet	1	—	1	—	—
Total	6,020	656	1,123	473	3,768

        In connection with the commencement of construction of the isocracker unit, our purchase obligations have increased materially since December 31, 2003. We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million. Of this amount, we have paid SEK 104 million as of March 31, 2004, and we have present contractual purchase commitments of approximately SEK 1,100 million, of which approximately SEK 500 million will be paid by September 30, 2004.

Restrictions on transfers of funds

        Preem Holdings is a holding company. As a holding company, to meet its debt service and other obligations, it is dependent upon contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum. Substantially all of the present assets of Preem Holdings consist of 100% of the share capital of Preem Petroleum and loans to Preem Petroleum made in connection with the offering of the Notes. The ability of the subsidiaries of Preem Holdings to pay group contributions, dividends and make other payments to it may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject.

  C.    Research and development, patents and licenses, etc.

        None.

  D.    Trend information

Exchange rates

        During the course of 2002 and 2003, the value of the dollar against both the krona and the euro declined significantly. In the near future, we expect the value of the dollar to remain low. We believe that given our current exposure to dollars, a further decline in the value of the dollar will adversely affect our financial position and results of operations.

Rising crude oil prices

        Crude oil prices have increased significantly (with some volatility) since the beginning of 2002. This trend has continued into 2004, as a result of low inventory levels (particularly, in the United States), increased demand due to, among other factors, a second consecutive cold winter in the United States, a recent OPEC announcement to cut production by April 1, 2004, and speculation in the oil futures market.

Continuing strong margins

        Industry margins may be volatile in the future, depending primarily on price movements for crude oil and refined products, international political and economic developments, and other factors. In the short term, however, we expect our refining margins to remain strong due to, among other factors, low worldwide inventory levels for refined products and increasing demand for refined products that, to date, has outpaced increasing production.

Shift in refined product demand

        Legislation and regulations, including with respect to taxation of refined products, have been implemented in various countries in Europe, including in Sweden, the United Kingdom and Germany, which provide an incentive to us and other refining companies to produce gasoline and diesel with a sulphur content at or below the minimum required by the EU's 2005 specifications. The overall effect of such legislation is to increase market demand for, among other products, low sulphur diesel due to the tax and other benefits that suppliers can pass on to consumers. An increase in transit commercial traffic and a growing trend to switch from gasoline to diesel cars in western Europe have also contributed to the increase in demand for diesel. The recent increase in demand for low sulphur diesel has been complemented by a decrease in demand for heating oil in Sweden, where there has been a shift toward electricity as a preferred source for home heating. After the isocracker unit that we propose to construct at Scanraff becomes operational, which, if construction proceeds as contemplated, is expected to occur in the first half of 2006, we intend to decrease our production of heating oil, a lower margin product, and increase our production of virtually sulphur free (10 parts per million) diesel, a higher margin product, which we expect will improve our overall refining margins.

Lack of growth in our retail operations

        Since 2001, we have pursued a strategy of strengthening our station and consumer division, particularly by disposing of unprofitable stations, increasing the number of low-cost, unmanned stations, and installing full-service convenience stores in stations with relatively high throughput. However, in the past three years, this strategy has not generated significant improvement in that division. We currently intend to transfer a substantial number of our company-owned stations to dealers to increase the proportion of franchised stations in our network, which we expect to enable us to improve the performance of our station and consumer division, in part, by reducing costs.

  E.
  Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 6. Directors, Senior Management and Employees

  A.
  Directors and senior management

        The following tables set forth certain information with respect to the directors and executive officers of Preem Holdings and Preem Petroleum as of the date of this Annual Report.

Preem Holdings

Name	Age	Position(s)
John P. Oswald	44	Director, Chairman of the Board
Richard Öhman	52	Director
Karim Karaman	37	Director, President
Lars Nelson	62	Director
Per Höjgård	55	Chief Financial Officer

Preem Petroleum

Name	Age	Position(s)
Michael G:son Löw	52	Director, President and Chief Executive Officer
Sven-Eric Zachrisson	54	Director, Chairman of the Board
Rolf Dahlgren	61	Director
Bengt Gustafsson	70	Director
Ghazi Habib	54	Director
Cristian Mattsson	35	Director
Lars Nelson	62	Director
Carl-Johan Åberg	73	Director
John P. Oswald	44	Director
Richard Öhman	52	Director
Karim Karaman	37	Director
Bassam Aburdene	55	Director
Per Höjgård	55	Chief Financial Officer
Freddie Linder	57	Senior Vice-President, Marketing
Robert Onsander	53	Senior Vice-President, Supply and Refining
Lo Hjorth	40	Senior Vice-President, Human Resources
Janet Claesson	38	Senior Vice-President, Strategy and Communications

        John P. Oswald has been a director and Chairman of the Board of Preem Holdings since February 2001 and a director of Preem Petroleum since 1999. Mr. Oswald devotes approximately 25% of his time to Preem Holdings and Preem Petroleum. Mr. Oswald also has been a director of Corral Petroleum Holdings AB (publ), the parent company of Preem Holdings, since 1999. Since 1994, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant and investment banking services to Corral Petroleum Holdings and Preem Holdings. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" elsewhere in this Annual Report. Since 1997, Mr. Oswald has been a general partner and Chief Executive Officer of Bridge East Capital, a private equity fund. Mr. Oswald is also a director of a number of publicly and privately held companies, including Société Anonyme Marocaine de l'Industrie du Raffinage, or SAMIR, in which Mr. Al-Amoudi has a majority interest.

        Richard Öhman has been a director of Preem Holdings since February 2001 and a director of Preem Petroleum since 1994. Mr. Öhman has served as President and Chief Executive Officer of Corral Petroleum Holdings since April 1999 and has been a director of that company since 1994. From 1996 to 1999, he served as President and Chief Executive Officer of Midroc Scandinavia AB, in which Mr. Al-Amoudi has a majority interest. Since 1993, Mr. Öhman has been Director of Business Development at International Construction Management Consultants (UK) Limited. From 1991 to 1992, Mr. Öhman was in charge of Management and Business Development at ABV Rock Group KB, based in Riyadh. From 1983 to 1991, he was involved in international project financing at ABV AB/NCC AB, Stockholm.

        Karim Karaman has been a director and President of Preem Holdings since February 2001 and a director of Preem Petroleum since 2000. Mr. Karaman has been a director of both Midroc Scandinavia, in which Mr. Al-Amoudi has a majority interest, and Svenska Petroleum Exploration AB, which Mr. Al-Amoudi indirectly wholly owns, since 2000. He also has been a director of Britannic Hotels since 2004. From 1993 to 1999, Mr. Karaman served as Vice President of Private Banking for ABN AMRO in Amsterdam, Paris and Geneva, specializing in the Middle East.

        Lars Nelson has been a director of Preem Holdings since February 2001 and a director of Preem Petroleum since 1996. He was President and Chief Executive Officer of Preem Petroleum from 1996 to 2003. From 1981 to 1996, he was President of Skandinaviska Raffinaderi AB Scanraff. Preem Petroleum has employed Mr. Nelson in various capacities since 1974. He also has been a director of SAMIR and Midroc Industries AB, a subsidiary of Midroc Scandinavia. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions"

        Per Höjgård has been Chief Financial Officer of Preem Holdings since February 2001 and Chief Financial Officer of Preem Petroleum since 1990. Mr. Höjgård has served in similar positions in several public industrial companies. Before his employment with Preem Petroleum, he was a partner in a management consultancy company from 1985 to 1990.

        Michael G:son Löw has been President, Chief Executive Officer, and a director of Preem Petroleum since January 2003. Mr. Löw also is a director of Preem Finans AB, Skandinaviska Raffinaderi AB Scanraff, and Preem Raffinaderi AB, all of which are wholly owned subsidiaries of Preem Petroleum, as well as of SPI Services AB and KFO-Service AB. Before joining Preem Petroleum, Mr. Löw worked for almost 27 years for the American oil company Conoco Inc. He has held a number of top management positions in Europe, Asia, and the United States covering, for example, marketing, supply and trading, refining and finance. He was a member of Conoco's European and Asian leadership teams, a director of several local affiliates and Chairman of Conoco's Nordic operations.

        Sven-Erik Zachrisson has been Chairman of the Board of Preem Petroleum since 1996. Mr. Zachrisson devotes approximately 15 to 20% of his time to Preem Petroleum in his position as Chairman of the Board. He is also a director of Preem Finans AB. From 1992 to 1996, Mr. Zachrisson was President and Chief Executive Officer of Preem Petroleum. Since 1996, he also has been President and Chief Executive Officer of Svenska Petroleum Exploration. From 1987 to 1992, he was Manager of Group Development at Preem Petroleum. Mr. Zachrisson has been active in the petroleum business since 1976.

        Rolf Dahlgren has served as an employee representative on the Board of Preem Petroleum since 1994. Mr. Dahlgren is an accountant with Preem Petroleum. He joined Preem Petroleum in 1980, before which he was an accountant with Svenska BP.

        Bengt Gustafsson has been a director of Preem Petroleum since 1994. Mr. Gustafsson was the Supreme Commander of the Swedish Armed Forces from 1986 to 1994 and has since then worked as a consultant. Mr. Gustafsson is also a director of a number of other companies.

        Ghazi Habib has been a director of Preem Petroleum since 1994. He was President of Corral Petroleum Holdings from 1994 to 1999 and has been a director of that company since 1994. He is also a director of SAMIR, Midroc Scandinavia and Svenska Petroleum Exploration. From 1992 to 1993, Mr. Habib served as Senior Vice President of corporate engineering for Saudi Arabian Marketing and Refining Company.

        Cristian Mattsson has served as an employee representative on the Board of Preem Petroleum since 2003. Mr. Mattson has been employed as a technician at Scanraff since 1988.

        Carl-Johan Åberg has been director of Preem Petroleum since 1994. Mr. Åberg also was the chairman of the board of the Stockholm School of Economics, to which he was elected in 1991. He is also the vice-chairman and the chairman of the board of a number of other companies. He was chairman of the board of the Stockholm Stock Exchange in 1990. Mr. Åberg was the President and Chief Executive Officer of the Swedish National Pension Fund from 1991 to 1996.

        Bassam Aburdene has been a director of Preem Petroleum since 2001. Mr. Aburdene also has been a director of SAMIR since 1996 and of Fortuna Holdings Company, which is a wholly owned subsidiary of Moroncha Holdings Company Limited, which, in turn, is wholly owned by Mr. Al-Amoudi, since 1995. Mr. Aburdene was also a director of Midroc Scandinavia until 2002. Since 1985, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant and investment banking services to Corral Petroleum Holdings and Preem Holdings. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" elsewhere in this Annual Report. Mr. Aburdene is also a director of a number of publicly and privately held companies, including SAMIR.

        Freddie Linder has been Senior Vice-President, Marketing of Preem Petroleum since 1996. From 1994 to 1996, Mr. Linder was Manager, Business Development at Preem Petroleum. Mr. Linder has served in various capacities for Svenska Petroleum Exploration, including as President of a wholly owned subsidiary from 1990 to 1994 and as technical manager from 1987 to 1990. He has been active in the petroleum business since 1971.

        Robert Onsander has been Senior Vice President, Supply and Refining of Preem Petroleum since 2002. Prior to this position, Mr. Onsander worked as an independent business consultant, primarily servicing the petrochemical industry. From 1994 to 2000, Mr. Onsander also held various positions at Borealis A/S, a petrochemical company including site manager and President of Borealis AB, Sweden, and Business Unit Vice President for Oleofins at the head office of Borealis A/S in Lyngby, Denmark.

        Lo Hjorth has been Senior Vice-President, Human Resources of Preem Petroleum since 2003 and controller and head of business development of the marketing segment since 1996. Ms. Hjorth is also a director of Preem Gas AB, a company in which Preem Petroleum has a 70% interest.

        Janet Claesson has been Senior Vice-President, Strategy and Communications of Preem Petroleum since 2003. She also has been the business development manager of Preem Petroleum since 1997 and has been employed by Preem Petroleum in various capacities since 1989.

  B.    Compensation

Executive Compensation

        Preem Holdings did not pay any compensation to its directors or executive officers in 2003. Preem Petroleum paid to its directors and executive officers aggregate compensation of SEK 13.7 million, including bonuses of SEK 0.1 million, in 2003 and SEK 13.1 million, including bonuses of SEK 0.2 million, in 2002. Bonuses were determined by the board of directors of Preem Petroleum pursuant to provisions of employment agreements between Preem Petroleum and the individual executive officers.

Employment Agreements

        Messrs. Löw, Höjgård, Linder, Onsander and Mses. Hjorth and Claesson are each party to an employment agreement with Preem Petroleum. Each of these agreements provides compensation for employment services including a fixed annual salary as specified in the agreement and, except for Mses. Hjorth and Claesson, an annual bonus to be determined by the board of directors of Preem Petroleum, as well as certain pension and insurance benefits.

        Under the terms of the agreements for Messrs. Löw, Höjgård, Linder, and Onsander, Preem Petroleum may terminate employment on 24-months' notice. Upon termination of employment by Preem Petroleum, each of Messrs. Löw, Höjgård, Linder and Onsander would be entitled to a payment of his full salary during such 24-month notice period. However, if such termination is based on gross negligence or serious breach of contract on the part of the respective employee, no termination payment is due.

        In addition, the employment agreements of Messrs. Löw, Höjgård, Linder, and Onsander provide that any other compensation that each of them may be receiving while they are entitled to the termination payment would reduce their respective entitlement to the termination payment by the amount of the compensation received. Mr. Löw's employment agreement contains a non-competition clause, pursuant to which Mr. Löw may not work for a competitor for six months following the end of his employment with Preem Petroleum.

Loans to Management

        As of the date of this Annual Report, neither Preem Holdings nor Preem Petroleum had any loans outstanding with its management.

  C.    Board practices

        The board of directors of Preem Holdings currently has four members. Under its articles of association, Preem Holdings is required to have a minimum of three directors and a majority of the directors must be present for there to be a quorum. Directors are appointed at each annual general shareholders' meeting and serve until the end of the next annual general shareholders' meeting, unless they retire or are replaced during that period. The current directors of Preem Holdings are designees of its parent company, Corral Petroleum Holdings and were appointed in April 2003 and will serve until the end of the Preem Holdings 2004 annual general shareholders' meeting. Directors may be removed without cause by a resolution of the shareholders. The directors of Preem Holdings have the power to manage the business and to use all of the powers of the company not inconsistent with the Swedish Companies Act. Other than as described in "—B. Compensation—Executive Compensation" above, Preem Holdings has not entered into any service contracts with any of its directors or any directors of its subsidiaries providing for benefits upon termination of employment. Its board of directors has established an audit committee, the members of which are John Oswald and Richard Öhman.

        The board of directors of Preem Petroleum currently has 12 members. Under its articles of association, the board of directors must have a minimum of three directors and not more than fifteen members, with not more than eight deputy members. A majority of the directors must be present for there to be a quorum. All directors except for two employee representatives are designees of Preem Holdings and are appointed at each annual general shareholders' meeting and serve until the end of the next annual general shareholders' meeting, unless they retire or are replaced during that period. The two directors who are employee representatives are appointed by the labor unions that represent Preem Petroleum's employees and serve until the labor unions appoint new representatives, up to a maximum of four financial years. The current directors of Preem Petroleum, except for the two employee representatives, were appointed in April 2003 and will serve until the end of the Preem Petroleum 2004 annual general shareholders' meeting, which is expected to take place in May 2004. Messrs. Dahlgren and Mattson, the two employee representatives, were appointed in 1995 and 2003, respectively. Directors elected at a shareholders' meeting may be removed without cause by a resolution of the shareholders. The directors of Preem Petroleum have the power to manage the business and to use all of the powers of the company not inconsistent with the Swedish Companies Act. Other than as described in "—Executive Compensation" below, Preem Petroleum has not entered into any service contracts with any of its directors or any directors of its subsidiaries providing for benefits upon termination of employment. Its board of directors has established an audit committee and a compensation committee. The members of the audit committee currently are Carl-Johan Åberg, Lars Nelson and Bassam Aburdene. The members of the compensation committee currently are Sven-Erik Zachrisson, Richard Öhman and John Oswald.

        Under the Swedish Companies Act, a director may not take part in decisions relating to agreements between the company and each of the following:

  •
  that director;

  •
  a third party, if that director has a material interest that may conflict with the interest of the company; and

  •
  a legal entity that is represented by that director.

        Compensation for the directors of Preem Holdings and Preem Petroleum is determined at their respective annual general shareholders' meetings. Preem Holdings and Preem Petroleum also pay for all travel, hotel and other expenses incurred by their respective directors in connection with their attendance at board meetings or otherwise in connection with the discharge of their duties.

  D.    Employees

        We employed an average of 1,766 persons in 2003, 1,995 persons in 2002, and 2,035 in 2001. Almost all of our employees are subject to collective bargaining arrangements. We believe that our relations with our employees are good. We have not been involved in any material labor disputes or experienced any disruptions in production as a result of union activities of our employees in the last five years.

  E.    Share ownership

        None of the officers or directors of Preem Holdings or Preem Petroleum hold any shares in either company, and neither company has granted any option rights to any of its respective officers, directors or employees.

Item 7. Major Shareholders and Related Party Transactions

  A. Major shareholders

        As of the date of this Annual Report, Preem Petroleum is wholly owned by Preem Holdings, which is wholly owned by Corral Petroleum Holdings AB (publ). Corral Petroleum Holdings is wholly owned by Moroncha Holdings Company Limited, which, in turn, is wholly owned by Mr. Al-Amoudi. Through such ownership, Mr. Al-Amoudi indirectly has the right to make binding nominations for the appointment of members of the board of directors of both Preem Holdings and Preem Petroleum and to determine the outcome of any action requiring shareholder approval, including election and removal of their directors, amendments to their charter, mergers and other extraordinary corporate actions and the items thereof.

        Mr. Al-Amoudi also, directly or indirectly, wholly owns Svenska Petroleum Exploration AB, a petroleum search and extraction company, and has a majority interest in Midroc Scandinavia AB, a holding company of a group of companies active in the field of industrial construction, repair and maintenance, and Société Anonyme Marocaine de l'Industrie Raffinage, or SAMIR, a Moroccan company that operates two oil refineries in Morocco.

        Although these related companies currently do not directly compete with Preem Petroleum in its primary markets, we cannot assure you that they will not compete with Preem Petroleum in the future. Some of the directors and executive officers of Preem Holdings, Preem Petroleum and Corral

Petroleum Holdings also act as directors or executive officers with some of these related companies. See "Item 6—Directors, Senior Management and Employees" elsewhere in this Annual Report. Preem Petroleum also engages in commercial transactions with some of these related companies from time to time. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" elsewhere in this Annual Report for details of such transactions. If either Preem Petroleum or Preem Holdings enters into any such transactions with any of these related companies, it intends to do so on terms no less favorable than those it could have obtained from unrelated third parties. Nonetheless, such transactions could result in conflicting interests.

  B. Related party transactions

Capital Trust Group

        Capital Trust SA, through its subsidiaries, provides international merchant and investment banking services. Capital Trust has acted as our advisor in connection with the proposed Preem Petroleum notes offering and the proposed new credit facilities, for which we will pay fees equal to 1% of the gross proceeds of the proposed Preem Petroleum notes offering and 1% of the total amount of financing available under the proposed new credit facilities.

        In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings AB (publ) and since 2001 has provided similar services directly to us. The existing contract governing these services, which Corral Petroleum Holdings assigned to us in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee of $2.5 million. We also paid Capital Trust a fee of €3.2 million for advisory services it provided in connection with our acquisition of 25% of Scanraff from Hydro R&M Holding AB in December 2003. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings and a director of Preem Petroleum and Corral Petroleum Holdings, is a principal shareholder of Capital Trust. Mr. Bassam Aburdene, a director of Preem Petroleum, is also a principal shareholder of Capital Trust. We believe that the foregoing transactions were entered into on terms no less favorable to us than those that could have been obtained from an unrelated third party.

Midroc Scandinavia AB

        Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority interest, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum. For these services, we paid SEK 140 million in 2003 and SEK 137 million in 2002. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided. We believe that the foregoing transactions were entered into on terms no less favorable to us than those that could have been obtained from an unrelated third party.

Svenska Petroleum Exploration AB

        Svenska Petroleum Exploration AB, which is indirectly wholly owned by Mr. Al-Amoudi, lends funds to Preem Petroleum under a short-term credit facility arrangement. As of December 31, 2003, there was SEK 61 million outstanding under the facility arrangement. Funds lent to Preem Petroleum from Svenska Petroleum Exploration bear interest at a rate equal to the interest rate that Preem Petroleum receives from the bank accounts in which Preem Petroleum deposits the borrowed funds. We believe that the terms of this arrangement are no less favorable to us than terms that could have been obtained from an unrelated third party.

Shareholder loan

        Preem Holdings owes SEK 242 million to Corral Petroleum Holdings in the form of an interest-free, subordinated shareholder loan, which has no maturity date and may not be repaid while the Notes are outstanding. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Indebtedness."

  C. Interests of experts and counsel

        Not applicable.

Item 8. Financial Information

  A. Consolidated Statements and Other Financial Information

        See "Item 18—Financial Statements" and the financial statements referred to therein.

Legal Proceedings

        We have been and are involved in various legal proceedings incidental to the conduct of our business, including those described below. Except as described below, we are not involved in any legal proceedings that we believe may have, or have had in the recent past, significant effects on our financial position or profitability.

  Environmental

        We have leased the Finnberget storage depot since 1987, and our lease agreement terminated in September 2001. Our lease agreement has a provision limiting our liability for any decontamination to a maximum of SEK 4 million. We are in a dispute, however, with the landlord over whether this limitation extends to third-party claims, including claims made by governmental authorities. We filed an application in November 2000 with the Swedish district court asking the court to establish that the contractual limitation extends to third-party claims. If the court does not find in our favor, we may be liable for all or part of the decontamination of this site. In November 2001, the district court declined jurisdiction holding that the matter should be brought in the environmental court. In December 2001, we appealed this decision to the Stockholm Court of Appeals for civil matters. We received a decision in our favor on our appeal. The landlord petitioned for an appeal, which was denied by the Supreme Court. As a result, the case will now be tried in the district court. We expect the trial to commence no earlier than September 2004. The total cost of decontamination depends on the intended future use of the site. The total estimated decontamination cost for future industrial use would be approximately SEK 40 million. The total estimated decontamination cost for future housing use would be approximately SEK 75 million to SEK 120 million.

        In October 2003, the Supreme Environmental Court in Sweden canceled approval of the construction of the isocracker unit at Scanraff. The approval had previously been granted by the Environmental Court of Vänersborg in October 2002. The case was transferred back to the local Environmental Court to reconsider the approval in light of the Supreme Environmental Court's findings. In January 2004, the local Environmental Court again granted approval for the construction of the isocracker unit at Scanraff. We have since recommenced construction of the new isocracker unit. We expect that construction of the new unit will require an investment of approximately SEK 3,500 million, of which we have paid SEK 104 million as of March 31, 2004. We expect the unit to become operational in the first half of 2006.

  Tax

        In November 1998, the Swedish tax authorities charged us additional value added tax, or VAT, and penalties of approximately SEK 64.9 million relating to an audit of our 1994 tax year. The tax authorities' decision to charge us additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem credit card sales in 1994. In December 1998, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in our favor in October 2001. The court confirmed that VAT is to be paid by the end consumer and not by us. In December 2001, the Swedish tax authorities appealed the judgment of the County Administrative Court of Stockholm to the Administrative Court of Appeal in Stockholm and this appeal is pending. Following our successful appeal, we have, in accordance with Swedish GAAP, eliminated the reserve made for the additional VAT in 2001 in the amount of SEK 54 million. After the Swedish tax authorities filed their appeal in December 2001, we decided not to reestablish the reserve for this dispute. If the tax authorities' appeal is successful, our VAT liability may be affected for a total of three years.

        In December 2003, the Swedish tax authorities charged us additional VAT of SEK 21 million for the 1997 tax year, based on the same rationale as in our dispute with the Swedish tax authorities over additional VAT charges for the 1994 tax year. We have appealed this decision with reference to the decision of the County Administrative Court in Stockholm in our dispute over additional VAT charges for the 1994 tax year.

  Competition

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK 740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum of SEK 85 million, which was later adjusted to SEK 81 million. The Competition Authority claims that we participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003, the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum with a fine of SEK 6 million. The court also ordered the Competition Authority to pay up to SEK 2.3 million of Preem Petroleum's legal fees. Both the Competition Authority and we have appealed the court's judgment.

        In addition to the fines imposed by the Swedish courts, the Swedish Competition Act provides the possibility for companies and private parties to recover damages attributable to infringements of the Competition Act, in which case the total amount of our liability would be uncertain. Legal proceedings must be initiated within five years from the date on which the damage occurred. We cannot rule out the possibility of lawsuits from private parties or companies. As of the date of this Annual Report, no claims have been made or threatened by third parties for damages attributable to our alleged infringements of the Competition Act.

Dividend Policy

        For a description of the Company's dividend policy, see "Item 3—Key Information—Selected Financial Data" included elsewhere in this Annual Report.

  B. Significant Changes

Construction of an Isocracker Unit

        In January 2004, we commenced construction of a new isocracker unit at Scanraff. We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million. Of this amount, we have paid SEK 104 million as of March 31, 2004, and we have present contractual purchase commitments of approximately SEK 1,100 million, of which approximately SEK 500 million will be paid by September 30, 2004. We expect that, if construction proceeds as contemplated, the new unit will become operational in the first half of 2006.

Scanraff Purchase

        In December 2003, we acquired 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff (the owner of the Scanraff refinery) from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, which increased our ownership in Scanraff from 75% to 100%.

Proposed Preem Petroleum Notes Offering

        Preem Holdings intends to raise, subject to market and other conditions, approximately €125 million of debt financing by the issuance of senior subordinated notes through its wholly-owned subsidiary, Preem Petroleum, in the international bond markets. Preem Holdings will guarantee the notes on a senior basis. The offering is currently anticipated to close during the second quarter of 2004. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Future Capital Needs and Resources."

Proposed New Credit Facilities

        On April 26 2004, we signed an appointment letter with SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), pursuant to which they are appointed to act, on a best efforts basis, as lead arrangers in connection with proposed new multi-currency revolving credit and term loan facilities for Preem Petroleum as described in a term sheet attached thereto for an approximate amount of €300 million to €355 million. We will act as guarantor under the proposed new credit facilities. We have not yet entered into any definitive documents and the proposed lenders have conditioned their best efforts upon satisfactory completion of due diligence, execution of satisfactory documentation, and successful syndication, among others things. In addition, even if all of the foregoing are satisfied, draw downs will require investment of additional equity and satisfaction of certain other conditions. The proposed new credit facilities will consist of (i) a €170 million amortizing term loan facility, or Facility A; (ii) an amortizing multi-currency term loan facility of an amount from €100 million to €155 million, or Facility B; and (iii) a €30 million revolving credit facility, or Facility C.

        We intend to use Facility A to repay the €170 million bridge loan, which we obtained to finance the December 2003 acquisition of the remaining 25% of the Scanraff refinery that we did not own. The bridge loan matures on June 11, 2004. We intend to use Facility B to finance a portion of the cost of the construction of the isocracker unit at the Scanraff refinery. Facility C is intended to be used for general corporate purposes. The proposed new credit facilities, if entered into on the terms currently contemplated, will require as a condition precedent to funding that we make certain required cash equity investments into Preem Petroleum. These equity investments are tied to drawings under the facilities and total up to €80 million. A cash equity investment of €25 million is a condition precedent to drawing down on Facility A. A second cash equity investment of €25 million is a condition precedent to drawing down on Facility B. In addition, in the event that Preem Petroleum has drawn down an amount in excess of the difference between the total amount of funds made available under Facility B minus €30 million, we will be required to make a further cash equity investment, up to a maximum of €30 million, into Preem Petroleum in the same amount as the amount of Facility B that it draws down in excess of such amount. We intend to use such equity investments as additional funding for the construction of the isocracker unit at the Scanraff refinery. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Future Capital Needs and Resources."

Merger of Subsidiaries

        The management of Preem Petroleum intends, subject to approval by its board of directors and the completion of corporate due diligence, to merge certain of its wholly owned subsidiaries, including Skandinaviska Raffinaderi AB Scanraff and Preem Raffinaderi AB, which own the Scanraff and Preemraff refineries, respectively, into Preem Petroleum. The merger of these subsidiaries will enable us to streamline operations and reduce administrative costs.

        Financial Information for the First Quarter of 2004.    We are currently in the process of completing our consolidated results for the three months ended March 31, 2004. The financial information in the following two paragraphs is based on the preliminary unaudited information available to us on the date hereof and reflects the best estimates of our management. Our actual results may differ significantly from the amounts reflected below as a result of various factors. In addition, our results for an interim period are not necessarily indicative of what our results will be for the full year.

        Based on our preliminary results for the three months ended March 31, 2004, we expect that sales revenues, gross profit and operating income for this period will be approximately SEK 8,461 million, SEK 606 million and SEK 384 million, respectively. These results represent decreases in sales revenues, gross profit and operating income of approximately 18%, 14% and 18%, respectively, compared to the same period in 2003. The decreases, as compared to the same period in 2003, are primarily attributable to exceptionally strong results in the first quarter of 2003, the weakening of the dollar against the krona and lower refining margins. The decreases were to a certain extent offset by higher sales volumes primarily attributable to the acquisition in December 2003 of the 25% of Scanraff that we did not own. We also expect that net profit for this period will be approximately SEK 96 million, which represents a decrease of approximately 65% compared to the same period in 2003. The decrease was due primarily to the decrease in operating income and foreign exchange losses on our indebtedness, which, in turn resulted from an increase in the value of the dollar against the krona during the first quarter of 2004.

        In addition, since December 31, 2003, we have sold some of our excess inventory and used the proceeds to reduce our indebtedness. As a result, based on our preliminary results for the three months ended March 31, 2004, we expect that our cash and cash equivalents will be SEK 1,110 million, total consolidated indebtedness (excluding a shareholder loan from our parent company) will be SEK 6,901 million and approximately SEK 1,761 million will be available under our unutilized credit facilities.

Changes in Accounting Principles

        For a discussion of changes in accounting principles see Note 1 to the Preem Holdings audited annual consolidated financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

  A. Offer and listing details

        Not applicable.

  B. Plan of distribution

        Not applicable.

  C. Markets

        The Notes are listed and traded on the Luxembourg Stock Exchange.

  D. Selling shareholders

        Not applicable.

  E. Dilution

        Not applicable.

  F. Expenses of the issue

        Not applicable.

Item 10. Additional Information

  A. Share capital

        Not applicable.

  B. Memorandum and articles of association

        The information required by this item is incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 30, 2003.

  C. Material contracts

        Other than as already disclosed elsewhere in this Annual Report under "Item 4—Information on the Company", we have not entered into any material contracts during the prescribed time period.

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

  E. Taxation

        The following discussion summarizes material Swedish income, wealth, inheritance and gift tax consequences and United States federal income tax consequences of the ownership and disposition of the Notes as of the date hereof. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a holder of the Notes, such discussion (i) summarizes the material Swedish tax consequences that apply to Non-Swedish Holders (as defined below), and (ii) summarizes the material United States federal income tax consequences that apply to United States Holders (as defined below).

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

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (ii) has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

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

Sweden

        The following is a summary of certain principal Swedish income, inheritance and gift tax considerations for Non-Swedish Holders of the Notes. The purpose of the summary is to generally outline material Swedish tax consequences to Non-Swedish Holders of the Notes. This summary does not discuss all aspects of Swedish income, wealth, inheritance and gift taxation, which may be applicable to particular investors because of their individual investment circumstances. In addition, this summary does not discuss any foreign tax considerations.

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

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a United States Holder is a partner of a partnership holding the Notes, we urge such holder to consult its tax advisors.

  Payments of Interest

        Interest on the Notes generally will be taxable to a United States Holder as ordinary income at the time that such interest accrues or is received, in accordance with the United States Holder's regular method of accounting for United States federal income tax purposes.

        A United States Holder that uses the cash method of accounting for United States federal income tax purposes will be required to include in income the dollar value of the amount of the interest payment (determined using the spot rate on the date such payment is received) regardless of whether the payment is in fact converted to dollars at that time.

        A United States Holder that uses the accrual method of accounting for United States federal income tax purposes will be required to include in income the dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to the Notes during an accrual period. The dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A United States Holder may elect, however, to translate such accrued interest income using the spot rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a United States Holder may translate such interest using the spot rate of exchange on the date of receipt. The above election will apply to other debt obligations held by the United States Holder and may not be changed without the consent of the Internal Revenue Service. We encourage a United States Holder to consult a tax advisor before making the above election.

        An accrual basis United States Holder may recognize exchange gain or loss, which will be treated as ordinary income or loss, on the receipt of a payment in respect of previously accrued interest income. The amount of such ordinary income or loss will equal the difference, if any, between the dollar value of the interest payment received (determined using the spot rate on the date such payment is received) and the dollar value of interest income that has accrued during such accrual period (as determined above).

  Amortizable Bond Premium

        A United States Holder who purchased a Note for an amount that exceeds the principal amount is considered to have purchased the Note with a "bond premium." A United States Holder generally may elect to amortize the bond premium over the remaining term of the Note on a constant yield method. If a United States Holder makes this election, the United States Holder will reduce the amount of interest required to be included in income each year on the Note by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. However, if the Note was purchased at a time when the Note may be optionally redeemed for an amount in excess of its principal amount, special rules would apply that could result in a deferral of a portion of the amortization of bond premium until later in the term of the Note. The amortizable bond premium will be computed in the units of foreign currency in which the Note is denominated, and the amortizable bond premium will reduce interest income in units of foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time the amortized bond premium offsets interest income and the time the United States Holder acquired the Note is generally taxable as ordinary income or loss. If the United States Holder makes an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludable from gross income, that the United States Holder holds at the beginning of the first taxable year to which the election applies or that the United States Holder thereafter acquires, and this election may not be revoked without the consent of the Internal Revenue Service.

  Market Discount

        If a United States Holder purchased a Note for an amount that is less than its principal amount, the amount of the difference generally is treated as "market discount," unless such difference is less than a specified de minimis amount. If a Note has market discount, a United States Holder will be required to treat any gain on the sale, exchange, retirement or other disposition of such Note as ordinary income to the extent of the lesser of (i) the amount of such gain, and (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such disposition. In addition, a United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue market discount on a constant interest method. Market discount must be accrued in units of foreign currency, and translated into dollars at the spot rate on the date the Note is disposed of. No part of such accrued market discount will result in exchange gain or loss. A United States Holder may elect to include market discount in income (as interest) currently as it accrues (on either a ratable or constant interest method), in which case the rules described above regarding the treatment of gain as ordinary income upon the disposition of a Note and the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

  Sale, Exchange or Retirement of the Notes

        A United States Holder generally will recognize gain or loss on the sale, exchange or retirement of a Note in an amount equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts received in respect of accrued interest, which will be taxable as interest income) and the United States Holder's adjusted tax basis in the Note. If a United States Holder receives foreign currency on such a sale, exchange or retirement, the amount realized will be the dollar value of the foreign currency using the spot rate on the date the payment is received. If, however, the Note is traded on an established securities market, a cash basis United States Holder (or an accrual basis United States Holder that so elects) will determine the dollar value of the amount realized by translating the foreign currency payment at the spot rate of exchange on the settlement date of the sale. A United States Holder's adjusted tax basis in a Note generally will be the United States Holder's cost therefor, increased by any market discount previously included in income by the United States Holder and reduced by any amortized bond premium. The amount of any adjustments to such United States Holder's tax basis in the Notes will be the dollar value of the foreign currency amount of the adjustment, determined using the spot rate on the date of such adjustment.

        Except as discussed above with respect to market discount and below with respect to foreign currency gain or loss, gain or loss recognized by a United States Holder on the sale, exchange or retirement of a Note generally will be capital gain or loss and will be long-term capital gain or loss if the United States Holder has held the Note for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

        Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the dollar value of the foreign currency principal amount of the Note, determined using the spot rate on the date such payment is received or the Note is disposed of, and the dollar value of the foreign currency principal amount of the Note, determined using the spot rate on the date the United States Holder acquired the Note. For these purposes, the foreign currency principal amount of a Note will be the United States Holder's foreign currency purchase price for the Note. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the United States Holder on the sale, exchange or retirement of the Note.

  Exchange of Foreign Currencies

        A United States Holder will have a tax basis in any foreign currency received as interest or on the sale, exchange or retirement of a Note equal to the dollar value of such foreign currency, determined using the spot rate at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a United States Holder on a sale or other disposition of foreign currency will be ordinary income or loss.

  Foreign Tax Credit

        For foreign tax credit limitation purposes, interest on a Note generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation (basket) for passive income. If the interest is subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the interest would be considered "high withholding tax interest" for purposes of computing the United States foreign tax credit. If a United States Holder is predominantly engaged in the active conduct of a banking, insurance, financing, or similar business, the interest would be considered "financial services income" for purposes of computing the United States foreign tax credit, provided that such amounts do not constitute "high withholding tax interest," as described above. Gain or loss realized by a United States Holder on the sale or other disposition of a Note generally will be treated as a United States-source gain or loss. United States Holders are encouraged to consult their own tax advisors regarding the application of the sourcing and foreign tax credit rules as they relate to their own circumstances.

  Reportable Transactions

        Treasury Regulations issued under the Code meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under these Treasury regulations, certain transactions are required to be reported to the Internal Revenue Service including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of a foreign currency note or foreign currency received in respect of a foreign currency note to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss due to fluctuations in exchange rates in excess of a threshold amount. United States Holders should consult with their own tax advisors to determine the tax return obligations, if any, with respect to the Notes, including any requirement to file IRS form 8886 (Reportable Transaction Disclosure Statement).

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal and interest on a Note and to the proceeds of the sale of a Note made to United States Holders other than certain exempt recipients (such as corporations). Backup withholding at a current rate of 28% will apply to such payments if the United States Holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the United States Holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

  F. Dividends and paying agents

        Not applicable.

  G. Statements by experts

        Not applicable.

  H. Documents on display

        We file reports and other information with the SEC. Any documents that we file with the SEC may be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We file our annual reports on Form 20-F and our quarterly results and other current reports on Form 6-K. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

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

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) during this period was $18.68/barrel in December 2001, while the three-year high was $32.68/barrel in February 2003. Monthly average prices decreased by as much as $5.08/barrel from September to October 2001, by $4.66/barrel from November to December 2002 and by $5.68 from March to April 2003.

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

  •
  Hedging Activities/Hedge of Inventory: As of December 31, 2003, we had a short position in derivative contracts of Brent crude oil and oil products of 351 000 m3. The unrealized profit on December 31, 2003 was SEK 16 million compared to an unrealized loss of SEK 54 million on December 31, 2002.

  •
  Trading Activities: As of December 31, 2003, the following commodity derivative contract was not treated as a hedge: a long position on trading of 1000 m3. The unrealized profit on December 31, 2003 was SEK 12 million compared to SEK 0.04 million on December 31, 2002.

  •
  Hedging Activities/Hedge of refining margin: As of December 2003, 23 million barrels of the year 2004 refinery production was secured at a refining margin of $2.636 per barrel. The unrealized loss on December 31, 2003 was SEK 110 million compared to SEK 170 million on December 31, 2002. The currency components in the hedge activities of refining margin have been hedged. The unrealized profit relating to this currency component on December 31, 2003 was SEK 29 million compared to SEK 9 million on December 31, 2002. We entered into these hedging arrangements, which covered some of our production in 2003 and 2004, to secure cash flow during a time with significant expected cash requirements. In August 2003, we decided to end our practice of entering into hedging arrangements with respect to our refining margins, primarily because our refining margins have been, and we expect them to continue to be in the near future, relatively high. The hedging arrangements that we currently have in place for our 2004 production were in place at the time of this decision. These current arrangements will terminate on December 31, 2004.

Foreign Currency Risk

        We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk. See "Item 5—Operating and Financial Review and Prospects—Operating Results—Fluctuations in Foreign Currency Exchange Rates" for a discussion of our exposure to changes in the dollar-krona and euro-krona exchange rates.

        The following table provides a breakdown by currency of our revenues and expenses for 2001, 2002 and 2003.

	Year ended December 31,
	2001		2002		2003
Currency
	Revenues	Expenses	Revenues	Expenses	Revenues	Expenses
Krona	37%	23%	30%	20%	28%	19%
Dollar	63%	77%	70%	80%	72%	81%
Total	100%	100%	100%	100%	100%	100%

        The following table provides a breakdown by currency of our variable-rate and fixed-rate indebtedness as of December 31, 2003.

	Variable-Rate	Fixed-Rate
Krona	SEK 974 million	SEK 535 million
Dollar	$25 million	$105 million
Euro	—	€305 million

        The table below presents, as of December 31, 2003 and 2002, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our audited annual consolidated financial statements included elsewhere in this Annual Report.

	2003 SEK	2004 SEK	2005 SEK	2006 SEK	2007 SEK	2008 SEK	Thereafter SEK	Total Value(1) SEK	% of Total Long-Term Debt SEK	Estimated Fair Value
	(in millions, except percentages)
Krona-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	—	300	—	235	535	10%	573
Variable rate debt—amount due	—	555	187	204	3	4	21	974	19%	974
Dollar-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	364	—	—	400	764	15%	844
Variable rate debt—amount due	—	—	182	—	—	—	—	182	3%	182
Euro-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	—	—	—	2,774	2,774	53%	2,823
Krona-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	300	—	235	535	9%	574
Variable rate debt—amount due	550	701	259	204	3	4	21	1,742	28%	1,742
Dollar-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	—	—	486	927	15%	1,006
Variable rate debt—amount due	—	—	221	—	—	—	—	221	4%	221
Euro-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	—	—	2,678	2,678	44%	2,316

(1)
Includes current portion.

Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either December 31, 2003 or December 31, 2002. As of December 31, 2003, SEK 4,073 million of our indebtedness required payment at fixed rates and SEK 1,156 million required payment at variable rates. As of December 31, 2002, SEK 4,140 million of our indebtedness required payment at fixed rates and SEK 1,963 million required payment at variable rates.

        The table below presents, as of December 31, 2003 and 2002, principal cash flows and related weighted average interest rates by expected maturity dates, which are derived from our audited annual consolidated financial statements included elsewhere in this Annual Report.

	2003 SEK	2004 SEK	2005 SEK	2006 SEK	2007 SEK	2008 SEK	Thereafter SEK	Total Value(1) SEK	% of Total Long-Term Debt	Estimated Fair Value SEK
	(in millions, except percentages)
As of December 31, 2003:
Fixed rate debt—amount due	—	—	—	364	300	—	3,409	4,073	78%	4,240
Weighted average interest rate	—	—	—	5.6%	6.4%	—	9.8%	9.2%	—	—
Variable rate debt—amount due	—	555	369	204	3	4	21	1,156	22%	1,156
Weighted average interest rate	—	3.2%	2.6%	3.3%	3.9%	3.9%	3.9%	3.0%	—	—
As of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	300	—	3,399	4,140	68%	3,896
Weighted average interest rate	—	—	—	5.6%	6.4%	—	9.7%	8.9%	—	—
Variable rate debt—amount due	550	701	480	204	3	4	21	1,963	32%	1,963
Weighted average interest rate	4.6%	4.5%	3.6%	4.3%	4.4%	4.4%	4.4%	4.3%	—	—

(1)
Includes current portion.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        Within 90 days prior to the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A. Audit Committee Financial Expert

        We believe that our audit committee has at least one member who qualifies as an "audit committee financial expert" under the Sarbanes Oxley Act of 2002. However, our board of directors has not yet determined whether or not we have an audit committee financial expert on our audit committee. Once it has done so, we will disclose that fact in the manner required by the rules and regulations of the U.S. Securities and Exchange Commission.

ITEM 16B. Code of Ethics

        Our board of directors has not, as yet, adopted a formal code of ethics for our chief executive officer and chief financial officer. The board of directors believes that our existing internal control procedures and current business practices are adequate to promote honest, ethical and lawful conduct and to deter wrongdoing on the part of these executives.

ITEM 16C. Principal Accountant Fees and Services

        KPMG Bohlins AB has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for professional services and other services rendered by KPMG Bohlins AB in 2003 and 2002, respectively.

	Year ended December 31,
	2003	2002
	(in SEK millions)
Audit Fees	2.3	2.1
Audit-Related Fees	1.5	1.3
Tax Fees	0.3	0.3
Total	4.1	3.7

        Audit fees are the aggregate fees charged by KPMG Bohlins AB for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Audit-related fees are fees charged by KPMG Bohlins AB for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. Tax fees are fees for professional services rendered by KPMG Bohlins AB for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, value added taxes and excise taxes.

  Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required the Company to implement a pre-approval process for all engagements with its independent public accountants. In 2003, our audit committee adopted a policy requiring management to obtain the audit committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services, in the categories audit service, audit-related service, tax consulting services, and other services, that may be performed by our auditors. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our audit committee pre-approves the engagement terms and fees of KPMG Bohlins AB for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Sarbanes-Oxley Act.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

        Not required.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not required.

PART III

Item 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

        Included below is an index to the audited annual consolidated financial statements of Preem Holdings included elsewhere in this Annual Report.

Item 19. Exhibits

Exhibit No.	Description of Exhibits
1*	Articles of Association of Preem Holdings AB (publ)
2*	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
4.1*	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2*	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.3*	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.4*	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.5*	Scanlube Shareholders' Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.6*	Amendment to Scanlube Shareholders' Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.7	Purchase and Sale Agreement, dated September 17, 2003, among Hydro R&M Holding AB, Norsk Hydro Lagrings &Distributions AB and Preem Petroleum AB
4.8	Bridge facility Agreement, dated December 11, 2003, among Preem Finans AB, Preem Petroleum AB and Preem Holdings AB
8	Subsidiaries of Preem Holdings AB (publ)
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

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

PREEM HOLDINGS AB (publ)
By:	/s/ Karim Karaman Name: Karim Karaman Title: President
By:	/s/ Per Höjgård Name: Per Höjgård Title: Chief Financial Officer

Date: April 29, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders

Preem Holdings AB (publ)

            We have audited the consolidated balance sheets of Preem Holdings AB and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preem Holdings AB and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in Sweden.

            Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 26 to the consolidated financial statements.

Stockholm, Sweden

April 16, 2004

/s/ ROLAND NILSSON Authorized Public Accountant KPMG Bohlins AB	/s/ CRONIE WALLQUIST Authorized Public Accountant KPMG Bohlins AB

Preem Holdings AB and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

	Year ended December 31,
	2001	2002	2003	2003 (unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Revenues (Note 2)	46,697	42,178	43,030	5,911
Excise duties	(10,288)	(8,855)	(8,241)	(1,132)

Sales revenue (Note 2)	36,409	33,323	34,789	4,779

Cost of goods sold (Note 3)	(34,799)	(31,952)	(33,303)	(4,575)

Gross profit	1,610	1,371	1,486	204

Selling expenses	(943)	(914)	(812)	(112)
Administrative expenses	(474)	(479)	(479)	(66)
Other operating income (Note 5)	268	252	268	37
Other operating expenses	—	(3)	(10)	(1)

Operating income (Notes 4, 6 and 21)	461	227	453	62

Interest income (Note 7)	93	47	40	6
Other financial income (Note 7)	(2)	(102)	2	0
Interest expense (Note 7)	(491)	(478)	(456)	(63)
Other financial expenses (Note 7)	(267)	342	266	37

Income (loss) before taxes and minority interests	(206)	36	305	42

Income taxes (Note 8)	(15)	(180)	(77)	(11)
Minority interests	(12)	(4)	(2)	0

Net profit (loss) (note 9)	(233)	(148)	226	31

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 and 2003

	As of December 31,
	2002	2003	2003 (unaudited—Note 1)
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets (Note10)
Goodwill, net	1,072	829	114

Total intangible assets	1,072	829	114

Tangible assets (Note 11)
Land and building, net	762	834	115
Plant and machinery, net	3,786	5,496	755
Capitalized turnaround cost, net	207	315	43
Equipment, tools fixtures and fittings, net	681	720	99
Construction in progress	291	291	40

Total tangible fixed assets	5,727	7,656	1,052

Financial assets
Participations in associated companies (Note 13)	5	5	1
Receivables from associated companies	—	0	0
Other securities held as fixed assets (Note 14)	2	2	0
Other long-term receivables	116	103	13

Total financial assets	123	110	14

Total fixed assets	6,922	8,595	1,180

Current assets
Inventories (Note 15)	3,523	4,679	643
Accounts receivable	3,684	2,947	405
Receivables from associated companies	1	0	0
Other receivables	337	221	30
Prepaid expenses and accrued income	254	218	30

	7,799	8,065	1,108

Cash and cash equivalents	461	633	87

Total current assets	8,260	8,698	1,195

TOTAL ASSETS	15,182	17,293	2,375

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 and 2003

	As of December 31,
	2002	2003	2003 (unaudited—Note 1)
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity (Note 16)
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
Non-restricted equity
Profit brought forward	3,074	3,272	450
Profit/(Loss) for the year	(148)	226	31

Total shareholders' equity	2,927	3,499	481

Minority interests	8	8	1
Provisions
Pension provision	157	147	20
Deferred tax liability (Note 17)	396	839	115
Other provisions	53	6	1

Total provisions	606	992	136

Liabilities
Long-term liabilities
Shareholder loans (Note 18)	242	242	33
Bond loan (Note 18)	2,678	2,774	381
Liabilities to credit institutions (Note 18)	2,875	1,900	261
Bank overdraft facility (Note 18)	—	1	0
Other long-term liabilities	0	1	0

Total long-term liabilities	5,795	4,918	675

Current liabilities
Liabilities to credit institutions (Note 19)	771	3,122	429
Advanced payment from customers	159	164	23
Accounts payable	1,883	1,716	236
Liabilities to parent company	356	11	1
Liabilities to associated companies	1	1	0
Income tax payable	8	6	1
Other liabilities (Note 20)	1,556	1,349	185
Accrued expenses and prepaid income (Note 20)	1,112	1,507	207

Total current liabilities	5,846	7,876	1,082

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND
LIABILITIES	15,182	17,293	2,375

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

	Year ended December 31,
	2001	2002	2003	2003 (unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Income from operation
Income/(Loss) before taxes and minority interests	(206)	36	305	42
Adjustments for non-cash items
Depreciation and amortization	826	846	881	121
Non-cash pension refund	2	—	3	0
Unrealized exchange (gains) losses	231	(429)	(316)	(43)
Deferred charges	88	12	12	2
Provisions	(66)	(2)	(47)	(6)
Gain on repurchased bonds	—	(23)	—	—
Gain on sale of subsidiaries	—	(1)	—	—
Loss on sale of fixed assets	2	2	38	5

	877	441	876	121

Taxes paid	(57)	(17)	(4)	(1)

Cash flow in working capital	820	424	872	120

Decrease (Increase) in inventories	765	152	(1,143)	(157)
Decrease (Increase) in current receivables	550	(429)	935	128
(Decrease) Increase in liabilities	479	47	(247)	(34)

Cash flow from operating activities	2,614	194	417	57

Investment activities
Acquisition of subsidiaries net of cash acquired	357	136	(1,067)	(146)
Investment in intangible fixed assets	0	(1)	0	0
Investment in tangible fixed assets	(588)	(1,028)	(720)	(99)
Sale of tangible fixed assets	21	6	13	2
Sale of subsidiaries net of cash disposed	—	(123)	—	—
(Increase)Decrease in long-term receivables	(121)	2	2	0

Cash flow used in investment activities	(331)	(1,008)	(1,772)	(243)

Financing activities
Shareholders contribution received	—	8	—	—
New loans from credit institutions	3,455	825	3,379	464
Loans granted	(212)	—	—	—
Payment of loans from credit institution	(3,581)	(404)	(1,972)	(271)
Repurchase of bonds	—	(107)	—	—
Issuance of bonds	—	—	122	17
Dividend paid	—	(3)	(2)	0
Group contributions received/(paid)	(1,000)	—	—	—

Cash flow (used in) provided by financing activities	(1,338)	319	1,527	210

Cash flow of the year	945	(495)	172	24

Cash and cash equivalents at the beginning of the year	—	959	461	63
Exchange rate difference in cash	14	(3)	0	0

Cash and cash equivalents at the end of the year	959	461	633	87

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

	Year ended December 31,
	2001	2002	2003	2003 (unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Supplementary disclosures
Cash flow interest and dividend received
Interest received	91	47	37	5
Interest paid	(411)	(476)	(448)	(62)
Cash and cash equivalents
Cash and bank balances	758	264	282	39
Short-term investment	201	197	351	48
Total cash and cash equivalents	959	461	633	87
Acquisition of subsidiaries
Intangible fixed assets	3,527	—	—	—
Tangible fixed assets	5,305	—	1,900	261
Financial fixed assets	248	—	1	0
Inventories	4,495	—	14	2
Current receivables	3,880	—	23	3
Liquid funds	370	320	0	0
Total assets	17,825	320	1,938	266
Provisions	(560)	(125)	(372)	(51)
Loans	(6,529)	—	(416)	(57)
Liabilities	(5,209)	(11)	(83)	(12)
Total provisions and liabilities	(12,298)	(136)	(871)	(120)
Purchase price	(5,527)	(184)	(1,067)	(147)
Offset by shareholders' loan	5,514	—	—	—
Purchase price paid	(13)	(184)	(1,067)	(147)
Deduction for: Liquid funds in the acquired business	370	320	0	0
Impact on liquid funds	357	136	(1,067)	(147)
Sale of subsidiaries
Intangible fixed assets	—	1	—	—
Tangible fixed assets	—	88	—	—
Inventories	—	64	—	—
Current receivables	—	326	—	—
Liquid funds	—	138	—	—
Total assets	—	617	—	—
Minority	—	(10)	—	—
Provisions	—	(1)	—	—
Loans	—	1	—	—
Liabilities	—	(392)	—	—
Total provisions and liabilities	—	(402)	—	—
Sales price	—	217	—	—
Deduction for vendor's mortgage	—	(202)	—	—
Proceeds of sale	—	15	—	—
Deduction for liquid funds in the sold operations	—	(138)	—	—
Impact on liquid funds	—	(123)	—	—

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

Note 1. Summary of significant accounting principles

        Amounts are expressed in millions of Swedish Kronor ("MSEK") unless otherwise specified.

Background

            Preem Holdings AB (publ) was originally established in 1980 as Labrador Svenska AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. The name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB (publ), and its status was changed from a private company to a public company, through amendments to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. Following its transformation into a public company, the share capital of Preem Holdings AB consisted of 5,000 authorized shares of common stock with a par value of SEK 100 each, of which 5,000 shares were issued and outstanding and fully paid. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB, which is wholly-owned by Moroncha Holdings Company Limited, which is wholly-owned by Mr. Mohammed Hussein Al-Amoudi.

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

General accounting principles

            The Consolidated Financial Statements have been prepared in accordance with the Swedish Annual Accounts Act, the standards issued by the Swedish Financial Accounting Standards Council and its emerging task force pronouncements.

            The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries (jointly the "Company" or the "Preem Group"). In the accompanying Consolidated Financial Statements the results of operations and cash flows of Preem Holdings AB for the year ended December 31, 2001 includes the results of operations and cash flows of Preem Petroleum AB for the three months ended March 31, 2001 (the pre-acquisition period). The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Sweden ("Swedish

GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 26 for information relating to the nature and effect of the principal differences between Swedish GAAP and U.S. GAAP

            Solely for the convenience of the reader, the 2003 financial statements have been translated from Swedish Kronor (SEK) into U.S. Dollars ($) at the exchange rate of $1.00=SEK7.28 (the exchange rate on December 31, 2003).

Basis of consolidation and translation

            The Consolidated Financial Statements have been prepared in accordance with the purchase method. This method means that assets and liabilities acquired are recorded at fair value at the date when control has passed to the company. The difference between the purchase price and the estimated fair value of the net assets acquired is recorded as goodwill. The net income (loss) of companies acquired during the year are included in the Company's Consolidated Statement of Operations from the date of acquisition and the net income (loss) of companies sold during the year is included through the date of disposal.

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

            When foreign subsidiaries and associated companies are divested or liquidated, the accumulated translation difference relating to the divested entity is reported as a realized gain (loss) in the consolidated statement of operations.

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

Estimates and assumptions

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's estimates.

Fixed assets

            Fixed assets are valued at the acquisition cost with a deduction for accumulated depreciation. The acquisition cost includes the cost of value-enhancing improvements. Depreciation according to plan is based on the original acquisition values and estimated average economic life. A write-down is made in the event of a permanent reduction in value. Repair and maintenance costs are expensed as incurred.

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

Inventories

            Inventories are valued at the lower of acquisition value, whereby cost is calculated according to the FIFO ("first in, first out") principle, and the net sales value. Inventory purchases of petroleum products in Dollars are accounted for at the exchange rate applicable on the date of the bill of lading. In manufactured products the acquisition value consists of direct production costs and an appropriate share of indirect costs. The net sales value of finished products consists of the estimated sales value reduced by estimated costs for production and estimated sales costs. Concerning crude oil, the replacement cost is used as the best available measure for net sales value. Since the purpose of crude oil holdings is to use it in production, the value of crude oil is not written down below the acquisition value where it is expected that finished products can be sold at a price exceeding the products' acquisition value.

Cash and cash equivalents

            The Company considers all highly liquid instruments with an original maturity of three months or less to be cash or cash equivalents.

Short-term investments

            Financial instruments included under short-term investments are valued collectively for each type of instrument at the lower of the acquisition value or the market value. Investments in bonds and other interest bearing instruments with a maturity date less than one year are reported as short-term investments. Certificates of Deposits with an original maturity of three months or less are reported under the heading of cash and cash equivalents. Investments that are anticipated to be retained until their maturity date are recorded at the acquisition cost plus accrued interest.

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

Leasing—lessee

            In the consolidated accounts leasing is categorised as either financial or operational leasing. Financial leasing is defined as leasing where the financial risks and benefits connected to the ownership are essentially transferred to the lessee. Otherwise it is considered an operational leasing.

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

Advertising costs

            Advertising costs are expensed as incurred.

Financial risk management and financial instruments

            The Company is exposed to various types of financial risks; among them price risk, credit risk, liquidity risk and cash flow risk. The risk management is ruled by group wide policies that are determined by the board of directors. A financial instrument refers to an agreement that is the source of a financial asset or liability.

Risk policy and goal

            All activities that are linked with management of risks connected to financial instruments are handled by Preem Petroleum AB. The goal of the Company's activities in derivate products is to protect the Company against unforeseen price changes in priced crude oils and refined products that are used in the refining process. The Company has a defined normal position which is the volume of priced oil required to maximize the contribution from the refining system most efficiently without using derivate instruments. The volume is at present 2 087 000 m3. The price risk on this volume is the Company's business risk, accepted by the Board of directors. On these premises the board has defined a number of risk limits that define to what extent the volume exposure can deviate from the normal position, and the maximum risk expressed in USD that the Company is prepared to assume on the sum of these volume deviations from the normal position. As a part of this risk the Company trades in derivative instruments to keep the price exposure within the risk limits set by the Board. Within the frame of these limits the goal is, based on the Company's estimate of the oil market at any given point in time, to increase the financial contribution with the use of notably derivative instruments.

            As of December 31, 2003, the Company's outstanding loans, both on long and short term, raised from credit institutes and on the market, amount to SEK7,797 (SEK6,324) million. The tenor of the loans vary depending on the length of the underlying assets financial life. The loans are raised with a mix of variable and fixed interest rates, and the Company's goal is to maintain as low a risk profile as possible at a reasonable cost for the assets financed. The Company pays approximately SEK1,000 million every month in excise duties and VAT, which requires available short term credits. The Company raises loan or pays back loan in USD to minimize the risk of losses in inventories, where the pricing is based on USD.

Price risk

            In the Company's operations the price risks of the financial instruments are mainly linked to the market risk, i.e. the risk of unforeseen price changes on the oil market, and the currency risk, i.e. the risk of changes primarily in the value of USD. The currency risk can be divided into transaction risk (income and expenses in different currencies), and translation risk (translation of foreign subsidiaries), where the latter has been materially reduced in 2003 as a result of the divestment of Preem Polska. To minimize the risk of losses in the working capital associated with changes in the value of the USD in relation to SEK the Company raises or pays back loans raised in USD.

Interest rate risk

            Concerning the Company's loans from credit institutes, the interest rate risk is balanced through a combination of loans at fixed interest rate and loans at floating interest.

Credit risk

            The Company is exposed to the risk of not receiving payment from any of the large number of customers to which sales are made on credit. To limit the risk there are group-wide credit policies.

Liquidity and financing risk

            The financing risk consists of the risk that a considerable credit requirement arises in a strained credit market situation. To ensure that the Company at all times has access to external financing, promise of credit, both short term and long term, must always be available. The lender base must also be reasonably diversified to avoid dependence on any single financing source.

Cash flow risk

            Purchase of petroleum products and a considerable portion of the sales are made in USD. This implies that the Company has a so called long position in USD. The exposure is balanced by loans raised in USD. Forward contracts, options and swap agreements in oil products have been valued at the market price of the accounting year-end. The difference between acquisition price and market price of the closing day has impacted the operating profit and the balance sheet.

            The Company uses various financial derivative instruments to manage financial exposure. The Company classifies these instruments as hedges for accounting purposes when the following criteria are met:

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

            The table below shows the carrying values and the fair values of the Company's financial instruments;

	As of December 31,
	2002		2003
	Carrying value	Fair value	Carrying Value	Fair value
Assets
Long-term financial assets	123	123	110	110
Receivables	3,684	3,684	2,947	2,947
Other short term receivables	338	338	221	221
Accrued income	120	120	75	75
Oil swaps	—	—	21	21
Currency forward exchange contracts	—	9	—	29
Cash and cash equivalents	461	461	633	633

Total	4,726	4,735	4,007	4,036

Liabilities
Shareholder's loan	242	164	242	172
Bond loan	2,678	2,316	2,774	2,823
Long-term liabilities to credit institutions	2,875	2,993	1,901	2,019
Short-term liabilities to credit institutions	771	771	3,122	3,122
Accounts payable	1,883	1,883	1,716	1,716
Other short-term liabilities	1,913	1,913	1,361	1,361
Accrued expenses	888	888	1,498	1,498
Oil swaps	64	64	—	—
Margin hedge	—	170	—	110

Total	11,314	11,162	12,614	12,821

Hedging of refining margins

            Forward contracts, options and other instruments that are used to secure future refining margins have been valued at the acquisition value. Only realized gains and losses have impacted the operating profit and the balance sheet.

            To ensure a desired minimum level on the financial contribution from the refining process the Company has signed derivative contracts where 3.72 million m3 of the production during 2004 has been hedged at a margin of $2 per barrel. The unrealized loss amounted to SEK 110 (SEK 170) million. Trading with oil products is priced in USD. The unrealized profit in currency futures amounted to SEK 29 (SEK 9) million.

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

            The Company's transaction exposure in working or financial capital is distributed on the following currencies translated to SEK on the balance date. Figures in brackets should be read as a debt exposure;

	2002	2002%	2003	2003%
USD	(2,996)	54%	(2,939)	42%
EUR	(2,729)	49%	(4,099)	58%
Other	199	(3)%	(1)	0%

Total	(5,526)	100%	(7,039)	100%

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

Forward contracts, options and swap agreements for oil products

            Outstanding forward contracts, options and swap agreements for petroleum oil products have been valued at the market price at year end. The difference between the acquisition price and the market price at year end affects income and the balance sheet.

Note 2. Revenues

	Year ended December 31,
	2001	2002	2003
Revenues in Sweden	23,728	26,784	27,882
Revenues abroad	22,969	15,394	15,148

Total	46,697	42,178	43,030

	Year ended December 31,
	2001	2002	2003
Sales revenue
Supply and refining	31,289	28,359	31,609
Marketing	10,364	10,285	10,920
International	1,914	2,061	—
Exchange rate differences	140	(169)	(201)
Group eliminations	(7,298)	(7,213)	(7,539)

Total	36,409	33,323	34,789

            Sales revenues in the International segment includes SEK 1,814 million as of December 31, 2001, and SEK 1,948 million as of December 31, 2002, attributable to Preem Polska, which was disposed of in December 2002.

            In 2003, the remainder of our international segment is included in the marketing segment.

Note 3. Cost of goods sold

            Includes net foreign exchange differences of SEK 331 million, SEK 182 million and SEK 491 million for the years 2001, 2002 and 2003 respectively.

Note 4. Depreciation and amortization

        Distribution of depreciation and amortization

	Year ended December 31,
	2001	2002	2003
Capitalized turnaround costs	71	73	87
Goodwill	229	232	242
Land and buildings	63	62	51
Plant and machinery	340	357	380
Equipment tools, fittings and fixtures	123	122	121

Total	826	846	881

Distribution of function

	Year ended December 31,
	2001	2002	2003
Cost of goods sold	523	539	579
Selling expenses	165	174	151
Administrative expenses	138	133	151

Total	826	846	881

Note 5. Other operating income

	Year ended December 31,
	2001	2002	2003
Surplus heat supplies	53	54	77
Rental income	52	57	51
Harbor fees	53	38	36
Storage certificates	62	65	65
Commission income	3	3	3
Pension refund	3	—	—
Miscellaneous	42	35	36

Total	268	252	268

Note 6. Operating income (loss) per segment

	Year ended December 31,
	2001	2002	2003
Operating Income (loss):
Supply and Refining	543	1,086	966
Marketing	79	116	106
International	(72)	(68)	—
Other non-allocated income (expense)(1)	(89)	(907)	(619)

Total Operating Income	461	227	453

(1)
Other non-allocated income (expense) includes corporate cost center and exchange rate differences.

Note 7. Financial income and expenses

	Year ended December 31,
	2001	2002	2003
Financial income
Interest income, other	93	47	40
Gain on repurchase of Bonds	—	23	—
Miscellaneous financial income	—	2	—
Exchange rate gain (loss)	(2)	(127)	2

Total	91	(55)	42

Financial expenses
Interest expense	(491)	(478)	(456)
Exchange rate gain (loss)	(264)	348	274
Miscellaneous financial expenses	(3)	(6)	(8)

Total	(758)	(136)	(190)

Note 8. Income taxes

            Income (loss) before income taxes on a geographic basis is as follows:

	Year ended December 31,
	2001	2002	2003
Sweden	(104)	109	293
Other	(102)	(73)	12

Total	(206)	36	305

            Income tax expenses include the following:

	Year ended December 31,
	2001	2002	2003
Current income tax
Sweden	(105)	(100)	(2)
Other	(4)	(1)	(3)

	(109)	(101)	(5)

Deferred income tax
Sweden	94	(79)	(75)
Other	—	—	3

	94	(79)	(72)

Total	(15)	(180)	(77)

            The current tax expenses include the following:

	Year ended December 31,
	2001	2002	2003
Tax on group contributions	92	97	—
Increase (decrease) in income tax liability	6	—	—
Other	11	4	5

Total	109	101	5

            The principal reasons for the difference between income tax expense (benefit) computed by applying the Swedish statutory tax rate of 28% to income (loss) before income taxes and the actual tax expense (benefit) are set forth below:

	Year ended December 31,
	2001	2002	2003
Income (loss) before taxes	(206)	36	305
Statutory tax rate	(28)%	(28)%	(28)%
Income tax benefit/(expense) at statutory rates	58	(10)	(85)
Differences in foreign tax rates	—	2	5
Amortization of goodwill	(64)	(65)	(67)
Expenses not deductible	(2)	(88)	(22)
Taxes attributable to previous year	(12)	—	—
Increases in tax loss carry-forward not utilized	(47)	(25)	(1)
Utilization of tax losses not earlier recognized	—	13	79
Nontaxable income	52	4	16
Other	0	(11)	(2)

Effective income tax	(15)	(180)	(77)

Effective income tax rate	(7)%	500%	(25)%

            The Company is subject to Swedish income tax on its taxable income in Sweden. The Company attempts to minimize the amount of taxes payable by transferring, to the extent possible, its taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included in the Consolidated Statement of Operations as income taxes generally reflects book entry transfers rather than cash paid or payable. In particular, the Company effects a transfer to its parent company, which is recorded as a "group contribution," which is in the form of a book-entry dividend, so the amount that is transferable on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of the unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder contribution. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. In 2001, 2002 and 2003 the group paid income taxes of SEK 57 million, SEK 17 million and SEK 4 million, respectively.

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

Note 9. Earnings per share

	Year ended December 31,
	2001	2002	2003
Net profit (loss)	(233)	(148)	226
Average number of shares (thousands)	5	5	5
Profit/(Loss) per share (SEK)	(46,600)	(29,500)	45,100

Note 10. Intangible assets

	As of December 31,
	2002	2003
Goodwill
As of beginning of year	3,461	3,356
Acquisitions	1	0
Exchange rate differences	1	(1)
Divestment/Disposals	(107)	—

As of year end	3,356	3,355
Goodwill—accumulated amortization
As of beginning of year	2,158	2,284
Acquisition write-down	—	—
Amortization for the year	232	242
Divestment/Disposals	(106)	—

As of year end	2,284	2,526
Net book value	1,072	829

Note 11. Tangible assets

	As of December 31,
	2002	2003
Land and buildings—at cost
As of beginning of year	964	808
Acquisitions/Company acquisitions	17	22
Company acquisitions		103
Divestment/Disposals	(139)	(11)
Completion of construction in progress	57	69
Effect using proportional consolidation	(91)	—
Exchange rate differences	—	—

As of year end	808	991

Land and buildings—accumulated depreciation
As of beginning of year	59	46
Company acquisitions	—	65
Divestment/Disposals	(20)	(5)
Depreciation for the year	62	51
Effect using proportional consolidation	(55)	—
Exchange rate differences	—	—

As of year end	46	157

Net book value	762	834

Capitalized turnaround cost—at cost
As of beginning of year	167	348
Acquisitions	—	—
Company acquisitions	—	111
Divestment/Disposals	—	(105)
Completion of construction in progress	186	153
Effect using proportional consolidation	(5)	—

As of year end	348	507
Capitalized turnaround cost—accumulated amortization
As of beginning of year	71	141
Company acquisitions	—	68
Divestment/Disposals	—	(104)
Amortization for the year	73	87
Effects using proportional consolidation	(3)	—

As of year end	141	192

Net book value	207	315

Plant and machinery—at cost
As of beginning of year	3,684	4,446
Acquisitions	5	8
Company acquisitions	—	2,528
Divestment/Disposals	(37)	(76)
Completion of construction in progress	894	413
Effect using proportional consolidation	(100)	—

As of year end	4,446	7,319

Plant and machinery—accumulated depreciation
As of beginning of year	338	660
Company acquisitions	—	820
Divestment/Disposals	(33)	(37)
Depreciation for the year	357	380
Effect using proportional consolidation	(2)	—

As of year end	660	1,823

Net book value	3,786	5,496

Equipment, tools, fixtures and fittings—at cost
As of beginning of year	767	777
Acquisitions	82	100
Company acquisitions	—	28
Divestment/Disposals	(114)	(42)
Completion of construction in progress	68	56
Effect using proportional consolidation	(26)	—
Exchange rate differences	—	—

As of year end	777	919
Equipment, tools, fixtures and fittings—accumulated depreciation
As of beginning of year	72	96
Company acquisitions	—	18
Divestment/Disposals	(85)	(36)
Depreciation for the year	122	121
Effect using proportional consolidation	(13)	—
Exchange rate differences	—	—

As of year end	96	199

Net book value	681	720

Construction in progress
As of beginning of year	340	291
Acquisitions	924	590
Company acquisitions	—	101
Divestment/Disposals	(15)	—
Completion of construction in progress	(1,205)	(691)
Effect using proportional consolidation	249	—
Exchange rate differences	(2)	—

As of year end	291	291

Tax assessment values
Buildings	809	837
Land	248	258
Plant and machinery	2,208	3,187

As of year end	3,265	4,282

Note 12. Leases

            Rental income and expense from operating leases were as follows:

	Year ended December 31,
	2001	2002	2003
Rental income	52	57	51
Rental expense	95	99	107

            Rental income is recorded as other operating income and rental expense is recorded as selling or administrative expenses.

            As of December 31, 2003 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

	Operating Leases	Capital Leases	Total
Within 1 year	101	—	101
Between 1 and 5 years	351	—	351
Later than 5 years	95	—	95

Total minimum lease commitments	547	—	547

Note 13. Participations in Associated Companies

Company	Organization Number	Registered Office	Number of shares	Ownership%	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
AB Djurgårdsberg	556077-3714	Stockholm	366	37	37	18
Göteborgs Smörjmedelsfabrik (Scanlube) AB	556287-6481	Gothenburg	50,000	50	5,000	5,000

TOTAL						5,018

            In the normal course of business the Company enters into transactions with some of its Associated Companies.

            Amounts due from Associated Companies amounted to SEK 1 million at December 31, 2002 and SEK 0 million at December 31, 2003. Amounts due to Associated Companies amounted to SEK 1 million at December 31, 2002 and SEK 1 million at December 31, 2003. For the years ended December 31, 2002 and 2003, sales to these affiliates were SEK 2 million and SEK 3 million, respectively and purchases from these affiliates were SEK 102 million and SEK 95 million, respectively.

            The following represents combined information for the Associated Companies owned during the respective years:

	Year ended December 31,
Income Statement Data
	2001	2002	2003
Sales	514	328	336
Income before taxes	1	0	0
Taxes	—	0	0

Net income	1	—	0

	As of December 31,
	2002	2003
Balance Sheet Data
Current assets	94	102
Property, plant and equipment-net	37	37
Other assets	0	1

Total assets	131	140

Liabilities	117	124
Shareholders' equity	14	16

Total liabilities and shareholders' equity	131	140

Note 14. Other securities held as fixed assets

Company	Organization Number	Registered Office	Number of shares	Ownership%	Par value (SEK thousands)	Book value (SEK thousands)
Held by Preem Petroleum AB
NGI Naturgasinvest AB	556387-9260	Stockholm	1,667	17	167	198
SPIMFAB-SPI Miljösaneringsfond AB	556539-4888	Stockholm	1	1	2	2
Släckmedelscentralen-SMC AB	556488-8583	Stockholm	259	26	52	52
Syrhåla Handelsbolag	969633-6720	Stockholm				0
Götene E.D.F. Elföreningen, ek.för						10
SSH Svensk Servicehandel						1
Tenant-owner association Berget						0
Tenant-owner association Ekerum						945
Tenant-owner association Solhylla						425

TOTAL						1,633

Note 15. Inventories

            The group inventory values include the equivalent of SEK 208 million and SEK 8 million as of December 31, 2003 and 2002, respectively, relating to loaned inventory volumes. Borrowed inventory volumes representing a total inventory value of SEK 30 million and SEK 188 million as of December 31, 2003 and 2002, respectively are not included in the inventory value.

            The inventories consists of the following items;

	As of December 31,
	2002	2003
Raw materials and supplies	1,836	2,756
Finished products	1,687	1,923

Total	3,523	4,679

Note 16. Shareholders' equity

            The Company's share capital include 5,000 shares with a par value of SEK 100 each.

	Share capital	Restricted Reserves	Unrestricted reserves	Total Shareholders' Equity
Balance at January 1, 2001
New share issue	1	—	—	1
Shareholders' contribution	—	—	5,516	5,516
Acquisition elimination	—	—	(1,929)	(1,929)
Net loss for the year	—	—	(233)	(233)
Group contribution	—	—	(330)	(330)
Tax effect of group contribution	—	—	92	92
Exchange rate differences	—	—	(5)	(5)

Balance at December 31, 2001	1	—	3,111	3,112

Shareholders' contribution	—	—	118	118
Net loss for the year	—	—	(148)	(148)
Group contribution	—	—	(345)	(345)
Tax effect of group contribution	—	—	97	97
Change in group structure	—	—	85	85
Exchange rate differences	—	—	8	8

Balance at December 31, 2002	1	—	2,926	2,927

Shareholders' contribution received	—	—	345	345
Net profit for the year	—	—	226	226
Exchange rate differences	—	—	1	1

Balance at December 31, 2003	1	—	3,498	3,499

Specification of exchange rate difference in equity:

	2001	2002	2003
Exchange rate difference for the year in foreign subsidiaries	(5)	5	1
This year's realization of accumulated exchange rate differences in connection with divestment of foreign subsidiaries	—	3	—

Total exchange rate differences for the year	(5)	8	1

Accumulated exchange rate difference	(1)	(6)	2
Exchange rate difference in foreign subsidiaries for the year	(5)	5	1
This year's realization of accumulated exchange rate differences in connection with divestment of foreign subsidiaries	—	3	—

Total exchange rate differences for the year	(5)	8	1

Accumulated exchange rate difference at the end of the year	(6)	2	3

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

            Corral Petroleum Holdings AB, a Swedish company and Preem Holding AB's parent company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. The contribution was made at the book value of the shares as recorded in Corral Petroleum Holdings AB as of December 31, 2000. The contribution is accounted for as of January 1, 2001.

            In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted shareholders' equity (including net income for the year) shown in the Consolidated Balance Sheet of the Parent Company and its subsidiaries and that of the Parent Company on a stand-alone basis, in each case, after proposed appropriations to restricted equity. Unrestricted equity in Preem Holdings AB was SEK 4,618 million as of December 31, 2003. As shown in the Consolidated Balance Sheet at December 31, 2003, unrestricted equity amounted to SEK 3,498 million. Of this amount none is estimated to be appropriated to restricted equity. Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves are not available for distribution as they are required to be held to meet statutory requirements in Sweden. The untaxed reserves may be distributed as dividends upon payment of the related taxes. Transfers between restricted and unrestricted reserves mainly include establishment of new untaxed reserves or dissolution of untaxed reserves.

            The group contributions in 2001 and 2002 and the shareholder contribution in 2003 have been made through forgiveness of debt. There was no cash received due to these transactions.

Note 17. Deferred income taxes

	As of December 31,
	2002	2003
Deferred tax liability
Land and buildings	(7)	(10)
Machinery and equipment	(390)	(855)
Others	(3)	(3)

Total	(400)	(868)

	As of December 31,
	2002	2003
Deferred tax assets
Tax loss carry-forwards	2	29
Others	4	—
Less: valuation allowance	(2)	—

Total	4	29

Deferred tax liability, net	(396)	(839)

Change of deferred tax liability, net

	Balance at beginning of year	Reported in income	Other changes(1)	Balance at end of year
Land and buildings	(7)	(3)	—	(10)
Machinery and equipment	(390)	(93)	(372)	(855)
Tax loss carry-forward	0	28	1	29
Others	1	(4)	—	(3)

Total	(396)	(72)	(371)	(839)

(1)
Other changes include SEK 372 million relating to deferred taxes as a result of the acquisition of Scanraff.

            The Company had tax loss carry-forwards of approximately SEK 7 million as of December 31, 2002. The tax loss carry-forwards are approximately SEK 2 million from the Swedish operations and approximately SEK 5 million from the Norwegian operations. Swedish and Norwegian tax loss carry-forwards are indefinite.

            The Company has tax loss carry-forwards of approximately SEK 103 million as of December 31, 2003. The tax loss carry-forwards 2003 were approximately SEK 88 million from Swedish operations, and approximately SEK 15 million from Norwegian operations.

            The Company provides a valuation allowance on its tax loss carry-forwards when it has not been deemed more likely than not that the tax loss carry-forwards would be utilized in the near future.

            The 2002 acquisition of the subsidiary DSP Investment AB was a repurchase of the desulphurization plant that was recorded as a capital lease since a sale lease-back transaction in 1997. The tax deduction connected to excess depreciations for tax purposes in that plant was an essential part of the transaction. The valuation of the total deferred tax liability amount to SEK 275 (SEK 308) million and has been recorded based on the purchase price at SEK 111 (SEK 125) million.

Note 18. Long-term liabilities

Liabilities to credit institutions

	As of December 31
	2002		2003
Loans in SEK	2,277		1,509
Loans in €	2,678		2,774
Loans in $	1,148		946
Less repayments due within 1 year	(550)	5,553	(555)	4,674

Lease obligation	—		—
Less current portion	—	—	—	—

		5,553		4,674

Amortization plan

	2004	2005	2006	2007	2008	2009 and thereafter
Bond Loan	—	—	—	—	—	2,774
Loans	555	369	568	303	4	656

Total	555	369	568	303	4	3,430

Bank overdraft facilities and other unutilized facilities

2003
Bank overdraft facilities
Agreed credit limit	246
Unutilized portion	245

Utilized credit amount	1

Other unutilized facilities
Short-term credit facility	452
Mid-term credit facility	—

Total	452

Total unutilized credit facilities	697

Interest Bearing Liabilities

	As of December 31,
	Maturity	Interest rate	2002	2002%	2003	2003%
Fixed rate SEK	2007/2010	6.39/6.45%	535	9%	535	10%
Variable rate SEK	2003/2010	Variable	1,742	28%	974	19%
Fixed rate $	2006/2010	5.55/5.87%	927	15%	764	15%
Variable rate $	2005	Variable	221	4%	182	3%
Fixed rate €	2011	10.625%	2,678	44%	2,774	53%

Total			6,103	100%	5,229	100%

Less: Current portion			(550)		(555)

Total			5,553		4,674

	As of December 31,
	2002	2003
Shareholder loan	242	242

            The Shareholder loan, which is subordinate to other liabilities, is not subject to interest or amortization.

            The Company has as of December 31, 2003, debt of SEK 39 million secured by real estate mortgages and SEK 364 million of debt that is guaranteed by a financial institution. The bond loan is secured by a pledge of all of the outstanding share capital in Preem Petroleum and by assignment by way of security of an inter-company loan from Preem Holdings to Preem Petroleum of SEK 2,277 million.

Note 19. Liabilities to credit institutions

	As of December 31,
	2002	2003
Short-term portion of long-term debt	550	555
Other loans	221	2,567

Total	771	3,122

            SEK 1,548 million (€170 million) of our short-term debt is in the form of a bridge loan from a group of Swedish banks to Preem Finans and Preem Petroleum, guaranteed by Preem Holdings and Preem Petroleum. The obligations of Preem Finans under the bridge loan, which total SEK 1,020 million, are secured by a floating charge over assets of Preem Finans in the amount of SEK 1,000 million. The bridge loan matures on June 11, 2004.

            The average interest rate on short-term debt as of December 31, 2003 was 4.1%. Other loans include the bridge loan of SEK 1,548 million at an interest rate of 4.4% with a maturity date on June 11, 2004.

Note 20. Other liabilities and accrued expenses and prepaid income

Other liabilities

	As of December 31,
	2002	2003
VAT	402	404
Excise duties	800	800
Liability to Svenska Petroleum Exploration AB, related party	286	61
Other	68	84

Total	1,556	1,349

Accrued expenses and prepaid income

	As of December 31,
	2002	2003
Crude oil	710	1,125
Accrued salaries and social costs	152	177
Accrued interest expenses	119	113
Other	131	92

Total	1,112	1,507

Note 21. Average number of employees

	2002
			2003
	No. Of Employees
		% men	No. Of Employees	% men
	(actual, not in millions)
Preem Holdings AB	—	—	—	—
Preem Petroleum AB
Sweden	822	52	830	56
Group companies
Sweden	934	88	931	83
Norway	8	75	5	80
Ireland	—	—	—	—
Poland	231	70	—	—
Total group companies	1,173	81	936	83

Total group	1,995	69	1,766	70

Salaries, other remuneration and payroll overheads

	2002		2003
	Salaries, other remuneration	Payroll overheads (of which pension expenses)	Salaries, other remuneration	Payroll overheads (of which pension expenses)
Preem Holdings AB	—	—	—	—
Preem Petroleum AB	272.9	156.3	281.0	144.3
		(43.7)		(32.1)
Group companies	366.8	183.5	350.0	179.7
		(53.9)		(53.3)

Group total	639.7	339.8	631.0	324.0

		(97.6)		(85.4)

            Break-down of salaries and other remuneration according to country and between Board members and employees.

	2002		2003
	Board and President	Other employees	Board and President	Other employees
Preem Holdings AB	—	—	—	—
Preem Petroleum AB	2.7	270.2	3.3	277.5
(of which bonus)	(0.1)		—
Other companies in Sweden	4.3	335.3	3.9	342.5
(of which bonus)	(0.1)		(0.1)
Group companies abroad
Norway	1.4	4.9	1.0	2.6
Poland	0.2	20.7	—	—
Ireland	—	—	—	—
Group total	8.6	631.1	8.2	622.6
(of which bonus)	(0.2)		(0.1)

Percentage of females in the management

	As of December 31,
	2002	2003
	(percent of females)
Parent company
Board of directors	0%	0%
Other senior managers	0%	0%
Preem Holdings AB Group
Board of directors	0%	0%
Other senior managers	15%	33%

Note 22. Auditors' fee

	Year ended December 31,
	2002	2003
KPMG
Auditing	2.1	2.3
Other assignments	1.6	1.8
SET
Auditing	0.1	0.2
Other assignments	—	—
Other auditors
Auditing	0.5	0.1
Other assignments	—	—

Note 23. Pledged assets and contingent liabilities

	As of December 31,
	2002	2003
Assets pledged
Shares in Preem Petroleum AB (publ)	3,468	3,798
Property mortgages	54	54
Floating charges	5	1,000
Endowment insurances	0	0
Deposits	16	21

Total pledged assets	3,543	4,873

Contingent liabilities
Guarantee	41	39
Unrealized losses in oil swaps	170	110

Total contingent liabilities	211	149

            Guarantees are when the Company has guaranteed a third party's transaction with another party, mainly loans. Guarantees include SEK 36 million as of December 31, 2003, referring to a guarantee commitment for a credit facility taken by the associated company Göteborgs Smörjmedelsfabrik AB (Scanlube).

            In November 1998, the Swedish tax authorities charged us additional VAT and penalties of approximately SEK 64.9 million relating to an audit of our 1994 tax year. The tax authorities' decision to charge us additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem-credit card sales in 1994. In December 1998, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in our favor in October 2001. The court confirmed that VAT is to be paid by the end-consumer and not by us. In December 2001, the Swedish authorities appealed the judgment of the County

Administrative Court of Stockholm to the Fiscal Court of Appeal and this appeal is pending. Following our successful appeal, we have, in accordance with Swedish generally accepted accounting principles, dissolved the reservation made for the additional VAT in 2001 in the amount of SEK 54 million. After the Swedish tax authorities filed their appeal in December 2001, we decided not to reestablish the resolved reserve. If the appeal is successful, our VAT liability may be affected for a total of three years.

            On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK 740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million in total fines, the Swedish Competition Authority has demanded that the City Court impose fines on Preem Petroleum AB of SEK 85 million, which was later adjusted to SEK 81 million. The Competition Authority claims that we participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003, the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum with a fine of SEK 6 million. The court also ordered the Competition Authority to pay up to SEK 2.3 million of Preem Petroleum's legal fees. Both the Competition Authority and we have appealed the court's judgment.

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

Note 24. Selected Industry Segment Information

            The Company operates mainly in the oil and gas industry and has two reportable segments: the Supply and Refining Segment and the Marketing Segment. The two segments were determined based upon the types of services and products that are provided to the customers. The Supply and Refining Segment operates the wholly-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg and the wholly-owned Preemraff refinery located near the harbour of Torshamnen in Gothenburg as well as storage depots throughout Sweden. The Supply and Refining Segment sells a full range of refined products in Sweden and abroad. The Marketing Segment sells home-heating gasoil directly to end-users, and heating oil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Segment. The Marketing Segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem- branded service stations. Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales were made at market rates.

            Prior to 2003, the Company had a third reportable segment—the international segment, which consisted of the Company's operations in Poland and Norway. In December 2002, the Company disposed of its Polish operations. The Company's remaining international operations are included in the marketing segment in 2003.

            Financial information by segment is as follows:

	Year ended December 31,
	2001	2002	2003
Sales revenue:
Supply and refining	31,289	28,359	31,609
Marketing	10,364	10,285	10,920
International	1,914	2,061	—

Segment sales revenue	43,567	40,705	42,529
Exchange rate differences	140	(169)	(201)
Intersegment sales revenue	(7,298)	(7,213)	(7,539)

Sales revenues	36,409	33,323	34,789
Segment operating income:
Supply and refining	543	1,086	966
Marketing	79	116	106
International	(72)	(68)	—

Segment operating income	550	1,134	1,072
Other non-allocated income (expense)(1)	(89)	(907)	(619)

Operating income	461	227	453
Non-allocated items(2)	(667)	(191)	(148)

Income before income taxes	(206)	36	305

(1)
Other non-allocated income (expense) includes the corporate cost center, and exchange rate differences.

(2)
Non-allocated items consist of interest income and expenses, other financial income and expense.

Sales revenue, Marketing Segment:

	Year ended December 31,
	2001	2002	2003
Home heating	591	528	543
Business-to-business	5,827	5,632	6,133
Station and consumer	3,946	4,125	4,244

Total	10,364	10,285	10,920

Operating income, Marketing Segment:

	Year ended December 31,
	2001	2002	2003
Home heating	5	11	10
Business-to-business	59	89	94
Station and consumer	15	16	2

Total	79	116	106

Depreciation and amortization:

	Year ended December 31,
	2001	2002	2003
Supply and refining	496	529	572
International	24	25	—
Marketing	153	161	161

Segment depreciation and amortization	673	715	733
Other	153	131	148

Total	826	846	881

Capital expenditures:

	Year ended December 31,
	2001	2002	2003
Supply and refining	402	900	628
International	28	2	—
Marketing	148	123	88

Segment capital expenditures	578	1,025	716
Other	10	3	4

Total	588	1,028	720

Geographic information

Sales revenues:

	Year ended December 31,
	2001	2002	2003
Swedish market	22,441	18,978	19,744
Germany	2,622	1,909	2,006
United Kingdom	2,650	1,441	2,290
Denmark	2,732	2,544	3,204
Other	5,964	8,451	7,545

Total	36,409	33,323	34,789

            The largest portion of the Company's sales in other markets is comprised of sales to the Northern European market.

Fixed assets:

	As of December 31,
	2002	2003
Sweden	6,911	8,583
Other	11	12

Total	6,922	8,595

Note 25. Financial instruments and risk management

            The Company has operations and assets mainly in Sweden but also in Ireland and Norway. Consequently, the Company's profits and revenues are affected, when measured in Swedish Kronor, by fluctuations of currency exchange rates. In addition the Company is exposed to fluctuations of the Dollar due to the fact that most of its goods are priced in Dollars. When the Swedish Kronor appreciates against other currencies, the Company's profits from foreign operations, reported in Swedish Kronor, may decrease. Likewise, when the Swedish Kronor declines against other currencies, the Company's profits from foreign operations reported in Swedish Kronor may increase. The Company also has exposure to market risks from changes in interest rates and price fluctuations in oil. Certain financial instruments are used by the Company to manage these foreign currency, interest rate and oil risks as summarized below.

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

Interest rate risk management

            The Company uses interest swaps to manage its interest rate risk, but did not have any open position either at December 31, 2002 or 2003.

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

	As of December 31,
	2002		2003
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Forward exchange contracts	362	—	156	—

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

	2002		2003
	Buy	Sell	Buy	Sell
US Dollar	—	362	—	156
Total	—	362	—	156

Oil risk management

            As with currency risks, Preem makes assumptions regarding future changes in the price of oil and prices are hedged on the basis of this assessment. The risk permitted within the frame for the financial policy totals a norm position 2,087,000 cubic meters (+200,000/–250,000 cubic meters) at any given instance, which, assuming current price levels, means that none of the Group's consumption must be hedged, if at norm position.

            Preem uses swaps and futures to fix its price levels. The unrealized profit as of December 31, 2003, was SEK 29 million ($4 million). The total notional amount of the outstanding contracts was SEK 1,396 million as of December 31, 2002 and SEK 2,645 million as of December 31, 2003.

            Preem uses forward contracts to hedge future refining margins. As of December 31, 2003, 23 million barrels of 2004 refinery production was secured at a refining margin of $2.636/barrel. The unrealized loss as of December 31, 2003 was SEK 110 million ($15 million), which has been treated as a hedge of future flows under Swedish GAAP.

	As of December 31,
	2002		2003
	Notional amount	Length of Contract	Notional amount	Length of Contract
Oil Swaps	1,040	Jan-03-Dec-03	1,359	Jan-04-Jan-05
Oil Futures	356	Jan-03-May-03	1,286	Jan-04-Feb-04

	1,396		2,645
Refining margin contracts	1,493	Jan-03-Dec-04	569	Jan-04-Dec-04

Total	2,889		3,214

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

            The Company has been and will be responsible for costs related to compliance with, or remediation resulting from, environmental regulations. In some instances, such as the closure of a number of our depots, we are currently unable to accurately estimate the costs of necessary remediation and may face significant unexpected costs, which could materially adversely affect our financial condition, results of operations and cash flows. The Company has leased the Finnberget depot since 1987, and its lease agreement terminated in September 2001. The lease agreement had a provision limiting the Company's liability for any decontamination to a maximum of SEK 4 million.

            The Company is in a dispute, however, with the landlord over whether this limitation extends to third party claims, including claims made by governmental authorities. The Company has filed an application in November 2000 with the Swedish district court, asking the court to establish that the contractual limitation extends to third party claims. If the court does not find in the Company's favor, the Company may be liable for all or part of the decontamination of this site. The total cost of decontamination depends on the intended future use of the site. Management estimate the total decontamination cost for future industrial use would be approximately SEK 40 million. Management estimate the total decontamination cost for future housing use would be approximately SEK 75-120 million; the Company has accrued an amount of SEK 4 million, which is represented by a contractual obligation.

            Our lease on the Loudden storage depot expired in December 2003. We have reached an oral agreement with the lessor to extend the lease until December 31, 2008. Since there are a number of other lessees at the Loudden site and given that the term of the lease has been extended, we do not have an estimate for the decontamination and other remedial costs for Loudden. Any requirement that we pay decontamination costs at either of these sites could materially adversely affect our financial condition, results of operations and cash flows.

            There are currently no other identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigation over time or changes in regulatory requirements could result in future liabilities. The Company's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting material claims. The Company insures itself for liability arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company consider financially prudent. A successful liability claim for which the Company are underinsured or uninsured could have a material adverse effect on us. Environmental regulators are currently investigating soil and groundwater contamination at our Preemraff facility, which, we believe, could lead to legal proceedings being initiated against us and/or third-party contractors.

            In connection with the sale of each of our Polish and Norwegian subsidiaries, we have undertaken to reimburse the purchaser for costs incurred as a result of any final remediation orders issued by relevant authorities. This obligation extends only to contamination occurring prior to the sale and only to costs in excess of a certain amount. In the event that remediation of these sites is required, our exposure could materially adversely affect our financial condition, results of operations and cash flows.

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003

Note 26. U.S. GAAP Information

            The following is a summary of the most significant differences between the Preem Group's accounts in accordance with Swedish and U.S. GAAP, respectively.

	Year ended December 31,
	2001	2002	2003
Net income/(loss) for the year according to Swedish GAAP	(233)	(148)	226
Adjustments in accordance with U.S. GAAP:
Pensions (A)	8	(2)	(72)
Pension refund (B)	27	48	14
Business combinations (C)	—	232	232
Computer software for internal use (D)	18	1	(6)
Financial instruments (E)	—	(161)	80
Changes in group structure (F)	—	9	9
Income tax effects of U.S. GAAP adjustment	(15)	32	(4)

Net income (loss) according to U.S. GAAP	(195)	11	479

Continuing Operations	(122)	70	481

Discontinued Operations(G)	(73)	(59)	(2)

Basic and diluted income (loss) per share in accordance with U.S. GAAP, assuming current capitalization of Preem Holdings AB for all periods (in SEK)	(39,000)	2,200	95,800

Continuing Operations (in SEK)	(24,400)	14,000	96,200

Discontinued Operations (in SEK) (G)	(14,600)	(11,800)	(400)

Weighted number of shares outstanding (thousands)	5	5	5

	As of December 31,
	2002	2003
Shareholder's equity
According to Swedish GAAP	2,927	3,499
Adjustments in accordance with U.S. GAAP:
Pensions (A)	56	(16)
Pension refund (B)	(14)	—
Business combinations (C)	232	464
Computer software for internal use (D)	19	13
Financial instruments (E)	(161)	(81)
Changes in group structure (F)	(76)	(67)
Accumulated income tax effects	28	24

According to U.S. GAAP	3,011	3,836

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

The Group participates in a pension scheme in which plan assets were not segregated in separate accounts or restricted to provide benefits exclusively to Group employees. As such, this pension scheme had been accounted for as a multi-employer plan for both Swedish and U.S. GAAP purposes. In 2003, the assets of the plan have been segregated and separate accounts have been established. For Swedish GAAP purposes, this pension scheme is accounted for as a multi-employer plan in 2003, but will as of January 1, 2004, be accounted for as a multi-employer plan. For U.S. GAAP purposes, the change in 2003 is viewed as the withdrawal from a multiple-employer plan and the establishment of a multiple-employer plan with the unfunded benefit obligation of SEK 72 million as of December 31, 2003 being recognized immediately in net income.

(B)
Pension refund—The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received was split into two parts i) 20% in cash during September 2000; and ii) 80% as a reduction of future required payments. Swedish GAAP allows the Companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions.

(C)
Business combinations—Acquisitions of certain subsidiaries are reported differently in accordance with Preem's accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

In 2002 Preem adopted SFAS 142 "Goodwill and Other Intangible Assets" In accordance with the transition rules of SFAS 142, Preem identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss was recognized in 2002 as a result of the transitional goodwill evaluation. Furthermore, impairment test have been performed for existing goodwill as of December 31, 2002 and 2003. There were no impairment losses recognized in 2002 for either Swedish or US GAAP. In 2003 there is an impairment loss of SEK 14 million recognized in both Swedish and US GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. The following reflects the impact that SFAS 142 would have had on prior years net income (loss):

Year ended December 31, 2001
Reported net loss under U.S. GAAP	(195)
Cease goodwill amortization	229

Adjusted net income under U.S. GAAP	34

(D)
Computer software for internal use—The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (SOP 98-1) and are amortized over the expected economic life of the asset.

(E)
Financial instruments—Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward refining margin contracts, which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has determined that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2002 and 2003. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The year-end adjustment to record derivative instruments at fair value in accordance with US GAAP resulted in a net loss adjustment of SEK 161 million and a net gain of SEK 80 million recognized in current earnings in 2002 and 2003, respectively.

(F)
Changes in group structure—Preem changed its shareholding in the refineries during 2002 through a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. The transaction has been recorded as a change in group structure with an effect of increasing shareholders' equity and assets and the related depreciation charge recorded under Swedish GAAP have therefore been reversed to reflect Norsk Hydro's book value of net assets transferred. The transaction under US GAAP is recorded at carryover basis as a non-monetary exchange of similar productive assets.

(G)
Discontinued Operation—On January 31, 2003, Preem finalized the sale of its subsidiary in Poland, Preem Polska. The sale of Preem Polska has been classified as continuing under Swedish GAAP. The operations and cash flows of Preem Polska have been eliminated from Preem's ongoing operations and Preem does not have any significant continuing involvement in Preem Polska. As such, for US GAAP purposes Preem Polska is classified as a discontinued operation. In March 2004, Preem sold its interest in its subsidiary in Norway, ENØK Energi AS. The results of operations of ENØK Energi AS are reported as continuing under Swedish GAAP. Under U.S. GAAP ENØK Energi AS is classified as held for sale as of December 31, 2003 and the results of operations are classified as discontinued operations.

Other U.S. GAAP disclosures

Fair value of financial instruments

            FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for all financial instruments, both on and off balance-sheet, for which it is practicable to estimate fair value. The Company's estimates show that there are no material variation between market value and book value for its financial instruments, except for long-term loans as presented below, as at December 31, 2002 and 2003. For certain instruments, including cash and cash equivalents, and accounts payable and accruals, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments.

            The estimated fair value of the Company's long-term debt are based on present value of future payments based on the difference in interest rates.

	As of December 31,
	2002		2003
	Carrying value	Fair value	Carrying Value	Fair value
Liabilities
Long-term liabilities to credit institutions	2,875	2,993	1,901	2,019
Bond loan	2,678	2,316	2,774	2,823
Financial instruments
Forward exchange contracts	—	9	—	29
Refining margin contracts	—	(170)	—	(110)

Allowance for doubtful accounts

            Schedule of movements in allowance for doubtful accounts in the Preem Group for the years ended December 31, 2001, 2002 and 2003:

Year	Balance at beginning of period	Charged to costs and expenses	Charged (credited) to other accounts	Additions or Deductions (A)	Balance at end Of period
2001	46	12	—	(15)	43
2002	43	3	—	(23)	23
2003	23	0	—	(1)	22

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

	Comprehensive income (loss)	Accumulated other comprehensive income (loss)
Balance of January 1, 2001		(1)
Net loss	(233)
Foreign currency translation adjustment	(5)	(5)

Comprehensive income 2001	(238)

Balance of December 31, 2001		(6)

Net loss	(148)
Foreign currency translation adjustment	8	8
Change in group structure	85	85

Comprehensive income 2002	(55)

Balance of December 31, 2002		87

Net income	226
Foreign currency translation adjustment	1	1

Comprehensive income 2003	227

Balance of December 31, 2003		88

Proportional method

            On April 17, 2002, Preem Petroleum AB and Norsk Hydro ASA signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as was required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this structure we adopted the proportional method under Swedish GAAP for group consolidation regarding Scanraff, meaning that 75% of the financial accounts for Scanraff was consolidated in Preem.

            The proportional method is not permissible under U.S. GAAP and Scanraff is therefore consolidated for the financial year 2002. In 2003, Preem acquired the remaining 25% of Scanraff and is being consolidated for both Swedish and US GAAP. The transaction is treated as an acquisition of 25% in a subsidiary under Swedish GAAP and is under US GAAP determined to be an acquisition of assets.

Deconsolidation of subsidiary

            On October 14, 2002, Preem Petroleum AB and Statoil signed an agreement concerning the sale of Preem's subsidiary company in Poland, Preem Polska. The sale of the Polish operations follows the decision by Preem Petroleum AB to concentrate further investments on refining and to strengthen its activities in Sweden. The transaction was finalized on January 31, 2003. The consolidated balance sheet as of December 31, 2002, does not include Preem Polska under Swedish GAAP. This would not be possible under U.S. GAAP, but has no effect on either net income or shareholders' equity of Preem. Total assets would be SEK 237 million higher as of December 31, 2002 under US GAAP.

Repurchase of capital lease

            Preem acquired a desulphurization plant on December 19, 2002, that had been sold subject to a capital lease since a sale lease-back transaction in 1997. There is deemed to be a deferred tax liability connected to the acquisition which under Swedish GAAP has been recorded at a discounted value amounting to SEK 125 million. US GAAP does not allow tax liabilities to be discounted and is recorded gross. The remaining consideration of SEK 184 million is allocated as a deferred tax liability and long-term asset under US GAAP.

Note 27. Recently issued accounting standards

U.S. GAAP:

            In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

            In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities("FIN 46R") which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company shall apply FIN 46 or FIN 46R to VIEs created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. The Company shall apply FIN 46R to all entities no later than the end of the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

            In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The impact of the adoption of EITF 00-21 is not expected to have a material effect on its financial position and the results of its operations.

Swedish GAAP:

            Companies listed at a regulated Swedish market and companies in which there is a great public interest are as of 2004 to adopt the standard RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standard is equivalent to IAS 19. For each financial year starting on or after 1 January 2005 all companies with securities admitted to trading on a regulated market shall prepare their consolidated account according to EU endorsed IFRS. Parent companies whose debt securities only are admitted to public trading, are in a Swedish investigation proposed to adopt IFRS for each financial year starting on or after January 2007.

            The adoption of RR 29 and IAS 19 means that all post-employment benefit plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan the contribution payable is recognized as an expense. In a defined benefit plan the company recognize the present value of the provision and an expense based on a number of assumptions. Assumptions are e.g. to be made about future salary-increase and inflation. The change in the pension liability on first adopting the new standard is charged directly to equity and the management estimates the difference to be approximately SEK 60 million.

Note 28. Pension information

            The Group has certain Swedish pension arrangements that are not multi-employer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on an actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for U.S. GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits." The Company adopted SFAS 87 in January 1, 1996, and the transition amount was SEK 17 million, which is being amortized over a period of 15 years.

            Pension cost, on the defined benefit plans, calculated in accordance with U.S. GAAP includes the following:

	Year ended December 31,
	2001	2002	2003
Service cost	—	—	—
Interest cost	8	8	7
Change in pension plan	—	—	72
Net amortization and deferral	—	(1)	—

Net periodic pension cost	8	7	79

            The change in benefit obligation is as follows:

	Year ended December 31,
Change in benefit obligation
	2002	2003
Benefit obligation at beginning of year	153	149
Interest cost	8	8
Actuarial gain (loss)	(1)	—
Benefit paid	(11)	(10)
Change in pension plan	—	431
Benefit obligation at end of year	149	578
Change in plan assets
Fair value of plan assets at beginning of year	—	—
Change in pension plan	—	(359)
Fair value of plan assets at end of year	—	(359)
Funded status	149	219
Unrecognized loss	(10)	(30)
Amounts recognized in the consolidated balance sheets consist of accrual pension liability	139	189

            Assumptions used in the calculation of pension obligations are as follows:

	2001 Sweden	2002 Sweden	2003 Sweden
Weighted discount rate	5.0%	5.0%	5.0%

Rates of increase in compensation levels	2.5%	2.5%	2.5%

            The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets was SEK 139 million and SEK 139 million, respectively, as of December 31, 2002 and SEK 189 million and SEK 189 million, respectively, as of December 31, 2003.

Note 29. Related party transactions

            Capital Trust Group.    Capital Trust SA, through its subsidiaries, provides international merchant/investment banking services. A wholly owned subsidiary of Capital Trust SA acted as the Company's advisor in connection with its offerings of senior secured notes in 2001. For these services the Company paid a fee equal to 1.5% of the gross proceeds from the April 2001 offering of the notes and 1.5% of the gross proceeds from the July 2001 offering of the notes. In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings AB and since 2001 has provided similar services directly to Preem Holdings AB. The existing contract governing these services, which Corral Petroleum Holdings AB assigned to Preem Holdings AB in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee for services of $2.5 million. We also paid Capital Trust a fee of €3.2 million for advisory services it provided in connection with our acquisition of 25% of Scanraff from Hydro R&M Holding AB in December 2003. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings AB, is a principal shareholder of Capital Trust SA. Mr. Oswald also is a director of Preem Petroleum AB and Corral Petroleum Holdings AB. Mr. Bassam Aburdene, a director of Preem Petroleum AB, is also a principal shareholder of Capital Trust SA. We believe that the foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

            Midroc Scandinavia AB.    Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority shareholding, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum AB. For these services, Preem Petroleum AB paid SEK 140 million in 2003 and SEK 137 million in 2002. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided. We believe that the foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

            Shareholder Loan.    As of December 31, 2003, Preem Holdings AB owed SEK 242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated shareholder loan with no maturity date (the "Corral Loan"). Preem Holdings AB loaned the proceeds of the April 2001 offering of the senior secured notes (net of the initial purchasers' discount, the expenses of such offering and an amount equal to the first interest payment due on the notes) to Preem Petroleum AB, pursuant to a subordinated intercompany loan denominated in Kronor. Preem Petroleum AB used approximately €220 million of the funds received to repay all but approximately €27 million of the Corral Loan. In connection with the right to receive the approximately €27 million portion of the Corral Loan being assigned by Corral Petroleum Holdings AB to Preem Holdings AB, Preem Holdings AB incurred a corresponding subordinated shareholder debt to Corral Petroleum Holdings AB pursuant to an interest-free subordinated shareholder loan with no maturity date.

            Intercompany Loans.    On April 10, 2001, the intercompany loans owed to Preem Holdings AB by Preem Petroleum AB, which consisted of the approximately €223 million loan of a portion of the proceeds of the April 2001 offering of the senior secured notes and the approximately €27 million remaining balance of the Corral Loan assigned to Preem Holdings AB, were restructured into a single intercompany loan. The SEK 2,277 million principal amount of this restructured loan equaled the Krona equivalent, on April 10, 2001, of the principal amount of the notes issued on such date. The resulting loan is subject to a security assignment to the trustee, on behalf of the holders of the notes, to secure the notes. The loan matures on March 31, 2011, will be non-interest-bearing, subordinated with a 179-day standstill provision, and will default in the event that indebtedness in excess of SEK 150 million in the aggregate under any loan agreement or other credit facility of Preem Petroleum AB is declared prematurely due and payable or placed on demand as a result of an event of default. The loan is subordinated to the existing and future debt of Preem Petroleum AB, and certain of Preem Petroleum AB's creditors will be given the right to enforce this subordination.

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

            Svenska Petroleum Exploration AB.    Preem Petroleum AB performs a cash management function for Svenska Petroleum Exploration AB, which is indirectly controlled by Mr. Al-Amoudi. The liability associated with such cash management services amounted to SEK 61 million as of December 31, 2003 and SEK 286 million as of December 2002. The amounts represents the cash balances attributable to Svenska Petroleum Exploration AB. The liability bears an interest corresponding to the interest that Preem Petroleum AB receives from the banks where such funds are deposited. We believe that the foregoing transactions were entered into on terms no less favorable than those that could have been obtained from an unrelated third party.

Note 30. Subsequent events

            In January 2004 the construction of the Isocracker unit resumed at Scanraff. The investment is expected to amount to approximately SEK 3,500 million and is due to be taken into operation in 2006.

            In March 2004 an agreement for the sale of the Norwegian subsidiary was signed. The transaction is not expected to impact the profits in 2004.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1*	Articles of Association of Preem Holdings AB (publ)
2*	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
4.1*	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2*	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.3*	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.4*	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.5*	Scanlube Shareholders' Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.6*	Amendment to Scanlube Shareholders' Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.7	Purchase and Sale Agreement, dated September 17, 2003, among Hydro R&M Holding AB, Norsk Hydro Lagrings &Distributions AB and Preem Petroleum AB
4.8	Bridge facility Agreement, dated December 11, 2003, among Preem Finans AB, Preem Petroleum AB and Preem Holdings AB
8	Subsidiaries of Preem Holdings AB (publ)
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the SEC on July 16, 2001.

**
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the SEC on July 24, 2001.

QuickLinks

OR
For the fiscal year ended December 31, 2003 OR
Commission File Number: 1-14522
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
ITEM 16A. Audit Committee Financial Expert
ITEM 16B. Code of Ethics
ITEM 16C. Principal Accountant Fees and Services
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
EXHIBIT INDEX