Form 20-F
period 2004-12-31
PREEM HOLDINGS AB PUBL
filed 2005-04-28
CIK 1145046

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

  •
  "Corral Petroleum Holdings" refers to Corral Petroleum Holdings AB (publ), the parent company and sole shareholder of the Company;

  •
  "Credit Facility" refers to the €300,000,000 revolving credit and term loan facilities for Preem Petroleum pursuant to a Facilities Agreement dated June 28, 2004, as amended and restated by an amendment and restatement agreement dated December 2, 2004, among Preem Petroleum, as borrower, Preem Holdings, as guarantor, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), as mandated lead arrangers, certain financial institutions, as lenders, and SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent;

  •
  "EU" refers to the European Union;

  •
  "existing Preem Holdings notes" refers to the €305 million aggregate principal amount of 10 5/8% senior secured notes due 2011 issued by Preem Holdings in 2001;

  •
  "existing Preem Petroleum notes" refers to €100 million aggregate principal amount of 9% senior subordinated notes due 2014 issued by Preem Petroleum in 2004 and guaranteed by Preem Holdings on a senior basis;

  •
  "inter-company loan" refers to a SEK 2,277 million interest-free, subordinated inter-company loan to Preem Petroleum from Preem Holdings, which matures on March 31, 2011;

  •
  "Preem Finans" refers to Preem Finans AB, a wholly owned subsidiary of Preem Petroleum;

  •
  "Preem Holdings" refers to Preem Holdings AB (publ);

  •
  "Preem Holdings Guarantee" refers to the guarantee, on a senior basis, of the existing Preem Petroleum notes by Preem Holdings;

  •
  "Preem Petroleum" refers to Preem Petroleum AB (publ);

  •
  "shareholder loan" refers to a SEK 242 million interest-free, subordinated shareholder loan to Preem Holdings from Corral Petroleum Holdings, which has no maturity date and may not be repaid while the existing Preem Holdings notes or the existing Preem Petroleum notes are outstanding;

  •
  "Swedish GAAP" refers to generally accepted accounting principles in Sweden;

  •
  "United States" or the "U.S." refers to the United States of America; and

  •
  "we," "us," "our," the "Company," and other similar terms refer to Preem Holdings and its consolidated subsidiaries, including Preem Petroleum, except where the context otherwise requires.

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

For a discussion of the most significant differences between Swedish GAAP and U.S. GAAP as they apply to us, see "Item 3—Key Information—A. Selected Financial Data—Principal Differences Between Swedish GAAP and U.S. GAAP" and note 28 to our audited consolidated financial statements included elsewhere in this Annual Report. Some financial information in this Annual Report has been rounded and, as a result, the numerical figures shown as totals in this Annual Report may vary slightly from the exact arithmetic aggregation of the figures that precede them.

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

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, our financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, our financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results, conditions or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial indebtedness;

  •
  volatility in refining margins and in market prices for crude oil and refined products;

  •
  our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures;

  •
  our ability to complete construction of our isocracker facility;

  •
  the competitive nature of our industry;

  •
  operational hazards and our dependence on key refinery assets;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our liability for violations, known and unknown, under environmental, occupational health and safety, and other laws;

  •
  our ability to remediate contaminated sites within budgeted amounts;

  •
  our ability to hedge against currency, commodity and interest rate risks;

  •
  economic disruptions in the countries in which we, our suppliers and our customers operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

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

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

  A. Selected Financial Data

        The selected financial data in this section has been derived from the audited annual consolidated financial statements of Preem Holdings, as of and for the years ended December 31, 2001, 2002, 2003 and 2004, and Preem Petroleum, Preem Holdings' direct subsidiary, as of and for the year ended December 31, 2000. The financial statements of both Preem Holdings and Preem Petroleum have been prepared in accordance with Swedish GAAP and audited by KPMG Bohlins AB, an independent registered public accounting firm. Preem Holdings was a dormant subsidiary of Preem Petroleum prior to 2001. The parent company of Preem Holdings, Corral Petroleum Holdings, contributed all of the issued and outstanding shares of Preem Petroleum to Preem Holdings in March 2001 in connection with the offering of the existing Preem Holdings notes. Therefore, we believe that a discussion of the results of operations and financial condition of Preem Petroleum as of and for the years ended December 31, 2000 and for Preem Holdings as of and for the year ended December 31, 2001, 2002, 2003 and 2004 provides more relevant disclosure with respect to our financial position and results of operations.

        The principal assets of Preem Holdings as of December 31, 2004 consist of all of the issued and outstanding shares of Preem Petroleum and a SEK 2,277 million inter-company loan to Preem Petroleum. The principal liabilities of Preem Holdings as of December 31, 2004, consist of €305 million aggregate principal amount of the existing Preem Holdings notes and SEK 242 million outstanding under the shareholder loan from Corral Petroleum Holdings. Preem Petroleum and Preem Holdings prepare their consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Reconciliations of net profit (loss) for the years ended December 31, 2002, 2003 and 2004 and shareholders' equity as of December 31, 2003 and 2004, reflecting the significant differences between Swedish GAAP and U.S. GAAP, are set forth in note 28 to the Preem Holdings audited annual consolidated financial statements and related notes. You should read the data below in conjunction with the Preem Holdings audited annual consolidated financial statements and the related notes, which are included elsewhere in this Annual Report.

	Preem Petroleum	Preem Holdings
	Year ended December 31,	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	SEK	SEK	SEK	SEK	SEK	$(1)
	(in millions, except ratios and share data)
Consolidated Statement of Operations Data:
Amounts in accordance with Swedish GAAP:
Revenues	46,195	46,697	42,178	43,030	48,284	7,302
Excise duties	(6,637)	(10,288)	(8,855)	(8,241)	(8,092)	(1,224)
Sales revenue	39,558	36,409	33,323	34,789	40,192	6,078
Cost of goods sold	(37,142)	(34,799)	(31,952)	(33,303)	(36,601)	(5,535)
Gross profit	2,416	1,610	1,371	1,486	3,591	543
Selling expenses	(888)	(943)	(914)	(812)	(777)	(118)
Administrative expenses	(272)	(474)	(479)	(479)	(451)	(68)
Other operating income (loss)	381	268	249	258	269	41
Operating income(2)	1,637	461	227	453	2,632	398
Interest income	63	93	47	40	44	7
Other financial income(3)	13	(2)	(102)	2	63	9
Interest expense	(268)	(491)	(478)	(456)	(551)	(83)
Other financial expense(4)	(180)	(267)	342	266	140	21
Income (loss) before taxes	1,265	(206)	36	305	2,328	352
Income taxes(5)	(433)	(15)	(180)	(77)	(704)	(107)
Minority interests	(1)	(12)	(4)	(2)	(2)	(0)
Net profit (loss)	831	(233)	(148)	226	1,622	245
Earnings (loss) per share(6)	1,362	(46,600)	(29,500)	45,100	324,400	49,059
Weighted number of shares (in thousands)	610	5	5	5	5	5
Amounts in accordance with U.S. GAAP:
Sales revenue	39,558	36,409	33,323	34,789	40,192	6,078
Operating income(2)	1,420	514	506	630	2,840	429
Net profit (loss)	637	(195)	11	479	1,886	285
Whereof:
Continuing operations	730	(122)	70	481	1,886	285
Discontinued operations	(93)	(73)	(59)	(2)	—	—
Earnings (loss) per share(6)	1,044	(39,000)	2,200	95,800	377,200	57,043
Weighted number of shares (in thousands)	610	5	5	5	5	5

Consolidated Balance Sheet Data:
Amounts in accordance with Swedish GAAP:
Cash and cash equivalents	370	959	461	633	724 (6)	109
Total tangible fixed assets, net	5,390	5,381	5,727	7,656	8,103	1,225
Total assets	14,803	15,488	15,182	17,293	17,497	2,646
Total current debt(7)	1,321	560	771	3,122	749	113
Total long-term debt(8)	2,949	5,822	5,553	4,675	5,243	793
Minority interests	122	134	8	8	9	1
Shareholder loan(9)	2,259	242	242	242	242	37
Shareholders' equity	2,420	3,112	2,927	3,499	4,724	714
Amounts in accordance with U.S. GAAP:
Total current debt(7)	1,456	572	771	3,123	749	113
Total long-term debt(8)	2,814	5,810	5,553	4,674	5,243	793
Shareholder loan(9)	2,259	242	242	242	242	37
Shareholders' equity	3,489	3,122	3,011	3,836	5,324	805
Other Financial Data:
Amounts in accordance with Swedish GAAP:
Operating income before depreciation and amortization(10)	2,377	1,287	1,073	1,334	3,676	556
Depreciation and amortization	(740)	(826)	(846)	(881)	(1,044)	(158)
Interest expense	(268)	(491)	(478)	(456)	(551)	(83)
Capital expenditure	(405)	(588)	(1,028)	(720)	(1,216)	(184)
Cash flow from operating activities	75	2,614	194	417	3,319	502
Total Preem Petroleum debt(11)	4,270	3,508	3,646	5,023	3,245	491
Existing Preem Holdings notes	N/A	2,874	2,678	2,774	2,747	415
Total debt(12)	N/A	6,382	6,324	7,797	5,992	906

(1)
We have translated kronor into dollar at the rate of $1.00=SEK 6.6125 (the exchange rate on December 31, 2004). We have provided this translation solely for your convenience.

(2)
Operating income (loss) under U.S. GAAP reflects differences primarily in pension, business combinations and financial instruments between Swedish GAAP and U.S. GAAP. See "—Principal Differences between Swedish GAAP and U.S. GAAP" below and note 28 to our audited annual consolidated financial statements included elsewhere in this Annual Report.

(3)
Other financial income includes exchange rate gains and losses, miscellaneous financial income and a gain on the repurchase of existing Preem Holdings notes.

(4)
Other financial expense includes exchange rate losses and miscellaneous expenses.

(5)
Income taxes do not generally reflect cash payable or paid because Preem Holdings and Preem Petroleum have the ability to transfer, to a certain extent, their taxable income to their parent company in the form of a book-entry dividend (which, for Swedish tax law purposes is referred to as a group contribution). See "Item 5—Operating and Financial Review and Prospects."

(6)
We recently completed certain transactions in order to facilitate the payment of a distribution to our ultimate shareholder, Mr. Al-Amoudi. In February 2005, Preem Holdings loaned SEK 353 million ($53 million) to Corral Petroleum Holdings. Corral Petroleum Holdings, in turn, used these proceeds to repay SEK 353 million ($53 million) of a loan from Mr. Al-Amoudi. On

  March 18, 2005, Preem Holdings made a cash group contribution of SEK 845 million ($128 million) to Corral Petroleum Holdings. Those proceeds were used by Corral Petroleum Holdings to repay (i) the loan of SEK 353 million ($53 million) from Preem Holdings and (ii) SEK 492 million ($74 million) of a loan from Mr. Al-Amoudi.

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

(9)
The shareholder loan is in the form of an interest-free, subordinated loan from Corral Petroleum Holdings to Preem Holdings. The shareholder loan has no maturity date and may not be repaid while the existing Preem Petroleum notes or the existing Preem Holdings notes are outstanding. The shareholder loan is contractually subordinated to the existing Preem Petroleum notes, the Preem Holdings Guarantee and the existing Preem Holdings notes.

(10)
Operating income before depreciation and amortization is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net profit, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. We believe that operating income before depreciation and amortization provides useful information to investors because it is a measure of cash flow and an indicator of our ability to finance our operations, capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Swedish GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Funds depicted by this measure may not be available for management's discretionary use or for service of payment of interest or principal on the existing Preem Petroleum notes or the existing Preem Holdings notes. Because all companies do not calculate operating income before depreciation and amortization identically, the presentation of operating income before depreciation and amortization may not be comparable to similarly entitled measures of other companies. For a quantitative reconciliation of operating income before depreciation and amortization, see "Selected Consolidated Financial Data—Reconciliation of Operating Income Before Depreciation and Amortization."

(11)
Total Preem Petroleum debt includes total long-term debt and total current debt of Preem Petroleum and its consolidated subsidiaries, and excludes the inter-company loan of SEK 2,277 million ($344 million), which was incurred when Preem Holdings loaned some of the proceeds of the offering of the existing Preem Holdings notes to Preem Petroleum. The inter-company loan is not included in total debt of Preem Holdings. As of March 31, 2005, total debt of Preem Petroleum and its consolidated subsidiaries, excluding the inter-company loan, was SEK 3,208 million ($485 million). In addition, Preem Petroleum and its consolidated subsidiaries had cash and cash equivalents of SEK 200 million ($30 million) as of March 31, 2005.

(12)
Total debt of Preem Holdings on a consolidated basis includes total long-term debt and total current debt, but excludes the shareholder loan. As of March 31, 2005, Preem Holdings on a consolidated basis had total debt of SEK 5,995 million ($907 million) and cash and cash equivalents of SEK 264 million ($40 million).

Principal Differences Between Swedish GAAP and U.S. GAAP

        We prepare our financial statements in accordance with Swedish GAAP. For a reconciliation of certain financial statement information to U.S. GAAP, see note 28 to our audited annual consolidated financial statements included elsewhere in this Annual Report. The principal differences pertain to the treatment of pension expense, business combinations and financial investments.

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

        The group participates in a pension scheme in which plan assets were not segregated in separate accounts or restricted to provide benefits exclusively to group employees. As such, this pension scheme had been accounted for as a multi-employer plan for both Swedish and U.S. GAAP purposes. In 2003, the assets of the plan were segregated and separate accounts were established. For Swedish GAAP purposes, this pension scheme was accounted for as a multi-employer plan in 2003, and as of January 1, 2004, is accounted for as a multiple-employer plan. For U.S. GAAP purposes, the change in 2004 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan with the unfunded benefit of SEK 15 million as of December 31, 2004 being recognized immediately in net income.

Business combinations

        Acquisitions of certain subsidiaries are reported differently in accordance with Swedish GAAP and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill. Effective July 1, 2001, we adopted SFAS No. 141, "Business Combinations," and, effective in January 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in our determination of net profit and shareholders' equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS No. 142, we have identified our reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In our income statement for 2004 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was SEK 190 million. In accordance with SFAS No. 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of net profit and shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2004. No impairment loss has been recognized under either Swedish or U.S. GAAP.

Financial instruments

        Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts that hedge future cash flows are deferred and recognized only when realized. Under U.S. GAAP, unrealized gains and losses on forward refining margin contracts, which do not qualify for hedge accounting treatment, would be recognized as income or loss when they occur. Effective January 1, 2001, we adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133." These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and require us to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. We use derivative instruments to hedge the value of our financial position. Management has determined that none of our hedges of financial exposure during 2004 qualify for hedge accounting under U.S. GAAP. In accordance with U.S. GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The year-end adjustment to record derivative instruments at fair value in accordance with U.S. GAAP resulted in a net gain adjustment of SEK 81 million ($12 million) recognized in current earnings in the year ended December 31, 2004.

Effect of certain changes in group structure

        Prior to April 2002, Preem Petroleum owned 78.5% of the Preemraff Lysekil (previously named Scanraff) refinery with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remaining interests in the Preemraff Lysekil refinery and the Scancracker catalytic cracker were owned by Preem Petroleum's joint-venture partner, Hydro R&M Holdings AB, an affiliate of Norsk Hydro ASA. In April 2002, Preem Petroleum and Hydro R&M Holdings signed a transaction structure agreement in which the parties agreed to continue the operations of Preemraff Lysekil and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum would own 75% of both Preemraff Lysekil and Scancracker, with the remaining 25% owned by Hydro R&M Holdings. In October 2002, Scancracker was merged into Preemraff Lysekil, with no resulting change in ownership. Under Swedish GAAP, the transaction was recorded as a change in group structure with an effect only on shareholders' equity. Under U.S. GAAP, the transaction was recorded on a carryover basis as a non-monetary exchange of similar productive assets. In December 2003, Preem Petroleum acquired Hydro R&M Holdings' 25% interest in Preemraff Lysekil, bringing our ownership interest in Preemraff Lysekil to 100%. In January 2005, Preem Petroleum merged certain of its wholly owned subsidiaries, including Skandinaviska Raffinaderi AB Preemraff Lysekil and Preem Raffinaderi AB, which owned the Preemraff Lysekil and Preemraff Gothenburg (previously named Preemraff) refineries, respectively, into Preem Petroleum. The merger of these subsidiaries with Preem Petroleum had no accounting impact under Swedish GAAP or U.S. GAAP.

Proportional method

        On April 17, 2002, Preem Petroleum AB and Norsk Hydro ASA signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Preemraff Lysekil and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro agreed to use Preemraff Lysekil as such joint refining company by assigning all shares of Scancracker to Preemraff Lysekil in return for the issuance of such number of shares in Preemraff Lysekil as was required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this structure the Company adopted the proportional method under Swedish GAAP for group consolidation regarding Preemraff Lysekil, meaning that 75% of the financial accounts for Preemraff Lysekil was consolidated in the Company. The proportional method is not permissible under U.S. GAAP and Preemraff Lysekil is therefore consolidated using the purchase method for the financial year 2002. In 2003, Preem acquired the remaining 25% of Preemraff Lysekil and is being consolidated using the purchase method for both Swedish and U.S. GAAP. The transaction is treated as an acquisition of 25% in a subsidiary under Swedish GAAP and is determined to be an acquisition of assets under U.S. GAAP.

Effect on net profit

        For the year ended December 31, 2004, our net profit under U.S. GAAP was SEK 1,886 million ($285 million), compared to SEK 1,622 million ($245 million) under Swedish GAAP. For the year ended December 31, 2003, our net profit under U.S. GAAP was SEK 479 million ($72 million), compared to a net profit of SEK 226 million ($34 million) under Swedish GAAP. For the year ended December 31, 2002, our net profit under U.S. GAAP was SEK 11 million ($2 million), compared to a net loss of SEK 148 million ($22 million) under Swedish GAAP.

Reconciliation of operating income before depreciation and amortization

        The following table presents a reconciliation of operating income before depreciation and amortization under Swedish GAAP to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Preem Petroleum Year ended December 31,	Preem Holdings Year ended December 31,
					2004
	2000 SEK	2001 SEK	2002 SEK	2003 SEK
					SEK	$(1)
	(in millions)
Cash flow from operating activities	75	2,614	194	417	3,319	502
Changes in working capital	1,946	(1,794)	230	455	104	16
Taxes paid	11	57	17	4	4	0
Gain (loss) from sale of fixed assets	7	(2)	(2)	(38)	6	1
Gain from sale of subsidiaries	—	—	1	—	7	1
Loss on sale of long-term receivables	—	—	—	—	(15)	(2)
Provisions	5	66	2	47	(9)	(1)
Unrealized exchange gains (losses)	(115)	(222)	493	295	164	25
Unrealized gains/(losses) on oil swaps	(13)	(9)	(64)	21	40	6
Deferred charges	—	(88)	(12)	(12)	(26)	(4)
Gain on repurchased bonds	—	—	23	—	—	—
Inventory write down	—	—	—	—	(223)	(34)
Non-cash pension refund	89	(2)	—	(3)	1	0
Financial income/expenses, net	372	667	191	148	304	46
Operating income before depreciation and amortization	2,377	1,287	1,073	1,334	3,676	556

(1)
We have translated kronor into dollar at the rate of $1.00=SEK 6.6125 (the exchange rate on December 31, 2004). We have provided this translation solely for your convenience.

Exchange rate information

        On April 25, 2005, the Swedish Central Bank's exchange rate for the krona against the dollar was $1.00=SEK 7.0350. The following chart shows, for the period from January 1, 2000 through April 25,

2005, the period end, average, high and low Swedish Central Bank foreign exchange reference rate for cable transfers of dollars expressed as kronor per $1.00.

	SEK per $1.00
	High	Low	Period average(1)	Period end
Year
2000	10.3325	8.3425	9.1718	9.5350
2001	10.9950	9.2650	10.3260	10.6675
2002	10.7275	8.8050	9.7243	8.8250
2003	8.8000	7.2750	8.0894	7.2750
2004	7.7500	6.5825	7.3496	6.6125
Month
November 2004	7.1375	6.7250	6.9390	6.7350
December 2004	6.8275	6.5825	6.7030	6.6125
January 2005	6.9925	6.6625	6.8996	6.9925
February 2005	7.1175	6.8225	6.9778	6.8225
March 2005	7.0600	6.7400	6.8755	7.0600
April 2005 (through April 25, 2005)	7.1650	7.0175	7.0815	7.0350

(1)
The period average for 2000 to 2004 represents the average of the noon buying rates on the last business day of each month during the relevant period.

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

        We publish our financial statements in kronor. For your convenience, this Annual Report presents translations into dollars of certain krona amounts at the Swedish Central Bank exchange rate for the krona against the dollar on December 31, 2004 of $1.00=SEK 6.6125.

  B. Capitalization and indebtedness

        Not applicable.

  C. Reasons for the offer and use of proceeds

        Not applicable.

  D. Risk factors

        The risk factors below are associated with our company and the existing Preem Holdings notes. You should carefully consider the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. There may be additional risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have the effects set forth above.

        Our substantial indebtedness could adversely affect our operations or financial results and prevent us from fulfilling our debt obligations.

        As of December 31, 2004, we had total debt on a consolidated basis (consisting of total long-term debt and total current debt) of SEK 5,992 million ($906 million). We also have SEK 4,269 million ($646 million) available under our unutilized credit facilities. Our substantial indebtedness could adversely affect our operations or financial results and could have important consequences for you. For example, such indebtedness could, in and of itself, and in light of the restrictive covenants included in the indentures related to the existing Preem Holdings notes and the existing Preem Petroleum notes:

  •
  make it more difficult for us to fulfill our obligations under the existing Preem Holdings notes, the existing Preem Petroleum notes and other agreements to which we are a party (see "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Indebtedness") and our failure to fulfil any such obligation could result in a default under the related obligation which could, in turn, result in a cross-default under the indenture relating to the existing Preem Holdings notes or our other indebtedness;

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

        Prices for crude oil and refined products are subject to rapid and large fluctuations; our margins may be adversely affected by market conditions.

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
  global demand for oil;

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

        We purchase a significant portion of our crude oil on the spot market, primarily by means of internally generated cash flow and short-term working capital facilities. Because the price of crude oil on the spot market can be volatile, access to adequate short-term credit is crucial to our business. If our working capital facilities were cancelled or restricted or we could not renew or replace them, or if we had to use them for other purposes, our financial condition would be adversely impacted. Utilizing short-term credit to finance our spot market purchases also makes us vulnerable to interest rate volatility. Increases in short-term interest rates also may limit our ability to obtain crude oil supplies, which, in turn, may impact our results of operations.

        If we cannot obtain any permits and/or consents necessary for the operation of the isocracker unit or if we become involved in legal proceedings in connection with the completion of the isocracker unit, the completion and the operation of the isocracker may be delayed, which may have a negative impact on our business prospects.

        In January 2004, we received approval for the construction of the isocracker unit at Preemraff Lysekil. Although we have obtained the environmental and construction permits and consents necessary to construct the unit and have commenced construction of the isocracker unit, we may have to postpone or halt construction if we become involved in legal proceedings related to such construction or if we are unable to obtain certain additional consents and/or permits required for us to operate the unit. Once we have completed construction, and before operation of the isocracker unit can commence, the isocracker unit will be required to undergo a final inspection to ensure that all relevant specifications and safety standards have been met. After construction, we will also be required to submit such additional information as may be requested by the Environmental Court in Sweden in order for it to decide on the conditions that must be met in order to obtain the operation permit, which may require us to obtain some additional consents and/or permits. We may be unable to obtain, or we may experience significant delays in obtaining, these additional consents and/or permits, which could lead to delays on the return on our investment, or even the loss of our investment. Even if we obtain any such additional consents and/or permits, these may be subject to stringent conditions, including with respect to emissions and discharge amounts, that may require further capital expenditures or increase our operating costs. If any of the foregoing risks materialize, our business, financial conditions, results of operations and cash flows could be adversely affected.

        Our business is very competitive and increased competition could adversely affect our financial condition and results of operations.

        Increased competition in the oil refining industry could result in a decrease in our market share, which could adversely affect our financial condition and results of operations. Competition is based on the ability to obtain and process crude oil and other feedstocks at the lowest cost, refinery efficiency, refinery product mix and product distribution. Our supply and refining segment competes principally with AB Svenska Shell and Svenska Statoil AB, as well as with Fortum Oy. Our marketing segment, which includes the station and consumer division through which we sell gasoline and other refined products to retail customers, competes primarily with Svenska Statoil AB, OK-Q8 AB, AB Svenska Shell, Norsk Hydro ASA and Conoco Jet Nordic AB. In 2004, our marketing segment's gasoline sales in Sweden ranked fourth in market share, based on data from the Swedish Petroleum Institute. Our small market presence in the retail gasoline business has had an adverse effect on the results and prospects of our marketing segment. Due to competitive factors, there is a risk that we will not be able to increase profitably of our marketing segment's share of the Swedish gasoline market in the future.

        We are faced with operational hazards and uninsured risks, as well as potential interruptions, that could have a material adverse effect on our financial condition and results of operations.

        Our operations are subject to all of the risks normally associated with oil refining, storage, transportation and distribution that could result in damage to or loss of property, suspension of operations, or injury or death to personnel or third parties. These risks and hazards could result in damage or harm to, or destruction of, properties, production facilities or the environment. Any or all of these hazards, particularly an event that results in a shutdown not covered by insurance at either Preemraff Lysekil or Preemraff Gothenburg, could have a material adverse effect on our financial condition and results of operations. We depend on the cash flows from production from both Preemraff Lysekil and Preemraff Gothenburg; a prolonged interruption in production at either refinery would have a material adverse impact on our business, financial condition, results of operations and cash flow. Our property, business interruption and public and product liability insurance may not fully cover the consequences of all property damage, business interruptions and other liabilities. In particular, our business interruption insurance does not cover losses for the first 60 days of interruption, and may not cover blockades, interruption due to political circumstances in foreign countries, hostilities or labor strikes. Our property and liability insurance does not cover gradual environmental and other damage that was not the result of a sudden, unintended and unexpected insurable accident. Insurance coverage of our chartered vessels does not include coverage of liabilities, costs and expenses related to cargo carried on ship. The occurrence of an event that affects operations and that is not fully covered by insurance could have a material adverse impact on our business, financial condition, results of operations and cash flows.

        We are subject to governmental and environmental regulations, which could expose us to fines or penalties or force us to modify our operations.

        We are subject to various supranational, national, regional and local environmental laws and regulations relating to emissions standards for, and the safe storage and transportation of, our products. We also are subject to EU and Swedish environmental regulations concerning refined products. Sweden has among the strictest environmental specifications in the European Union. We are subject to strict European Union environmental regulations, certain of which took effect on January 1, 2005. These regulations restrict the sulphur content of both gasoline and diesel and the aromatic content of gasoline and impose a CO2 emissions trading program. In addition, the European Union has announced even stricter restrictions on the sulphur content of gasoline and diesel, which will take effect in 2009. We already produce diesel and gasoline in compliance with the EU's 2009 specifications. However, we may be required to incur additional capital expenditures if more stringent standards are implemented. We may not have sufficient funds to make the necessary capital expenditures. Failure to make these capital expenditures could negatively impact our business, financial condition and results of operations.

        In addition, we are subject to laws and regulations relating to the production, discharge, storage, treatment, handling, disposal and remediation of crude oil and refined petroleum products and certain materials, substances and wastes used in our operations and other decontamination and remedial costs. Our failure to comply with these requirements, which in some cases would constitute a criminal offense, would subject us (including individual members of management) to fines and penalties and may force us to modify our operations. In addition, we need a variety of permits to conduct our operations. From time to time, we must obtain, comply with, expand and renew permits to operate our facilities. Failure to do so could subject us to civil penalties, criminal sanctions and closure of our facilities. In particular, we are working with environmental authorities to determine final operating conditions, such as emissions and discharge amounts, for some of the permits that we have obtained to operate certain components of our refineries and certain of our depots. The risk exists that we will be unable to obtain or renew material permits or that obtaining or renewing material permits will require adopting controls or conditions that would result in additional capital expenditures or increased operating costs.

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

        Our oil refining transportation and distribution activities are also subject to a wide range of supranational, national, regional and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws change frequently, as do the priorities of those who enforce them. Any failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities, which could increase the costs of operating our business.

        We may be liable for environmental damages, which could adversely affect our financial results and reduce our ability to pay interest and principal due on the existing Preem Holdings notes.

        We believe that the risk of significant environmental liability is inherent in our business. We are subject to risks relating to crude oil or refined product spills, discharge of hazardous materials into the soil, air and water, and other environmental damage. In our industry, there is an ever-present risk of accidental discharges of hazardous materials and of the assertion of claims by third parties (including governmental authorities) against us for violation of applicable law and/or damages arising out of any past or future contamination. Environmental regulators are aware of and, in some cases, investigating soil and groundwater contamination at our refineries, at some of our depot sites and at some sites where we previously had operations, which, we believe, could lead to legal proceedings being initiated against us and/or third-party contractors.

        We may have to pay substantial amounts in fees and penalties, for remediation, or as compensation to third parties, in each case, in respect of past or future operations, acquisitions or disposals. Any amounts paid in fees and penalties, for remediation, or as compensation to third parties would reduce, and could eliminate, the funds available for paying interest or principal on the existing Preem Holdings notes and for financing our normal operations and planned development.

        We may be liable for environmental damage caused by previous owners of operations or properties that we have acquired, use or have used. We may be liable for decontamination and other remedial costs at, and in the vicinity of, most of the sites we operate or own and that we (and companies with which we have merged) have operated or owned, including following the closure or sale of, or expiration of leases for, such sites. We may be liable for decontamination and other remedial costs as a result of contamination caused in connection with the transportation and distribution of our products. In some instances, such as the closure of a number of our depots, we are currently unable to accurately estimate the costs of necessary remediation and may face significant unexpected costs, which could materially adversely affect our financial condition, results of operations and cash flows.

        In connection with the sale of each of our Polish and Norwegian subsidiaries, we have undertaken to reimburse the purchaser for costs incurred as a result of any final remediation orders issued by relevant authorities. This obligation extends only to contamination occurring prior to the sale and only to costs in excess of a certain amount. As of the date of this Annual Report, no claims have been made for reimbursement of remediation costs in connection with the sale of our Norwegian subsidiary and we have received claims of an aggregate amount of approximately SEK 1.0 million ($0.2 million) in connection with the sale of our Polish subsidiary. Under the agreement relating to such sale, the total amount of claims are capped at a maximum of SEK 10 million ($1.5 million) and all claims were required to have been submitted by December 31, 2004. In the event that remediation of these sites is required, our exposure could materially adversely affect our financial condition, results of operations and cash flows.

        We have leased the Finnberget storage depot since 1987, and our lease agreement terminated in September 2001. Our lease agreement has a provision limiting our liability for any decontamination costs to a maximum of SEK 4 million ($0.6 million). We are in a dispute, however, with the landlord over whether this limitation extends to third-party claims, including claims made by governmental authorities. We filed an application in November 2000 with the Nacka district court, Sweden, asking the court to establish that the contractual limitation extends to third-party claims. In addition, we have claimed that the landlord should pay SEK 6.7 million for costs that we have suffered so far exceeding the SEK 4 million limitation. The landlord has also claimed that we should pay SEK 4.5 million for the costs the landlord has suffered. If the court does not find in our favor, we may be liable for all or part of the decontamination of this site. The proceeding is currently underway in the district court. The next step of the proceeding is a preparatory hearing which we expect to occur in May 2005. The total cost of decontamination depends on the intended future use of the site. The total estimated decontamination cost for future industrial use on land would be approximately SEK 40 million ($6 million). The total estimated decontamination cost for future housing use would be approximately SEK 75 million ($11 million) to SEK 120 million ($18 million).

        Legal action by the Swedish Competition Authority, other European regulatory authorities or any related third-party claims may expose us to liability for fines and damages.

        We are subject to strict Swedish and European competition laws, which limit the types of supply, sales, marketing and cooperation arrangements we can enter into, and may subject us to fines, damages and invalidity of such agreements or certain provisions thereof. The competition regulations are normally subject to interpretation and enforcement by governmental authorities and, ultimately, by the Market Court. In case of private enforcement of competition law (i.e., nullity and damages claims by contracting or third parties), any general court may handle those claims.

        Agreements that we enter into in the ordinary course of our business, or other aspects of our business practices, may be subject to challenge as restrictive of competition or abusive of a dominant market position. Some of our long-standing commercial arrangements may not be fully in compliance with recent interpretations of or changes in, competition laws, or may no longer qualify for exemptions. Any of these risks could lead to material fines and penalties, restrictions on our business practices, and/or nullification of our existing agreements with our competitors, customers and suppliers. In addition, contracting and third parties may recover damages resulting from competition law infringements. Given our leading position in the Swedish market, and the nature of the European oil refining and marketing industry, we may be more closely watched by regulators and/or subject to restrictions not applicable to other competitors.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK 740 million ($112 million) as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million ($112 million) in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum of SEK 85 million, which was later adjusted to SEK 81 million ($12 million). The Competition Authority claims that we participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003, the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum a fine of SEK 6 million ($0.9 million). The court also ordered the Competition Authority to pay SEK 2.3 million ($0.3 million) of Preem Petroleum's legal costs. Both we and the Competition Authority appealed the court's judgment to the Swedish Market Court.

        The Swedish Market Court announced its judgment on February 22, 2005, finding that Preem Petroleum and four other companies had violated the Competition Act. It assessed Preem Petroleum a fine of SEK 10 million ($1.5 million). The Market Court also affirmed the District Court's order requiring the Competition Authority to pay half of our legal fees and internal legal costs for the proceedings in the District Court. Our fees and costs related to these proceedings total SEK 2.3 million ($0.3 million). The companies that appealed remain liable for the legal fees and internal legal costs for the proceedings in the Market Court. This judgment is final and non-appealable.

        The Swedish Competition Act also provides the possibility for companies and private parties to recover damages caused by infringements of the Swedish Competition Act, and Articles 81 and 82 of the EC Treaty, in which case the total amount of our liability would be uncertain. If there are court rulings against us based on either existing or future claims, the fines imposed or damages awarded could be material, in which case our financial condition and results of operation would be adversely affected.

        Given our leading position in the Swedish oil refining market and the nature of the European oil refining industry, we may be subject to future investigations of our business conduct by European regulatory agencies. However, currently, the right to damages under the Swedish Competition Act lapses if no action is brought within five years from the date when the damage was incurred. From

August 1, 2005, the period of limitation will be increased to ten years for damages incurred after August 1, 2005.

        We are exposed to currency fluctuations, which could adversely affect our financial results, liquidity and ability to pay interest and principal due on the existing Preem Holdings notes.

        Our crude oil purchases are primarily denominated in dollars. Our revenues are primarily denominated in dollars and kronor. We publish our financial statements in kronor. As of December 31, 2004, approximately 17% of our debt was denominated in dollars, 22% was denominated in kronor and 61% was denominated in euros. As a result, fluctuations of these currencies against each other or against other currencies in which we do business or have indebtedness could have a material adverse effect on our financial results. We primarily use forward exchange contracts and, to a lesser extent, currency swaps to manage our foreign currency risk. Present or future management of foreign exchange risk may not be adequate and exchange rate fluctuations may have a material adverse effect on our business, financial condition and results of operations. See "Operating and Financial Review and Prospects—Fluctuations in Foreign Currency Exchange Rates."

        Given the highly specialized and technical nature of our business, we depend on key personnel that we may not be able to replace if they leave our company.

        Our industry and our specific operations are highly specialized and technical and require a management team with industry-specific knowledge and experience. Our continued success is highly dependent on the personal efforts and abilities of our executive officers, who have trained and worked in the oil refining industry for many years. Our operations and financial condition could be adversely affected if any of our executive officers become unable to continue in or devote adequate time to their present roles, or if we are unable to attract and retain other skilled management personnel.

        We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located, which could adversely affect our operations, tax treatment under foreign laws and our financial results.

        Although we operate primarily in Sweden, our operations extend beyond Sweden. Through our supply and refining segment, we export refined products to certain countries in northwestern Europe, including Scandinavia, the United Kingdom and Germany, and, occasionally to the United States. Additionally, we purchase the crude oil that we refine predominantly from the North Sea area and Russia and, to a lesser extent, the Middle East. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined products to them. These risks include:

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

        Terrorist attacks and threats of war and actual conflict may negatively impact our business.

        Terrorist attacks, events occurring in response to terrorist attacks, rumors, threats of war and actual conflict may adversely impact our suppliers, our customers and oil markets generally and disrupt our operations. Energy-related assets, including oil refineries like ours, may be at greater risk of terrorist attack than other targets. It is possible that occurrences of terrorist attacks or the threat of war or actual conflict could result in government-imposed price controls.

        Because Preem Holdings is a Swedish company, it may be difficult for you to effect service of process on or enforce judgments against it or any of its executive officers or directors.

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

Risks related to the existing Preem Holdings notes

        Preem Holdings is a holding company with no revenue generating operations of its own. We depend on the ability of our subsidiaries to distribute cash up to us.

        Preem Holdings is a holding company. As a holding company, to meet its debt service and other obligations, Preem Holdings is dependent upon dividends, permitted repayment of debt, if any, and other transfers of funds from Preem Petroleum or equity contributions from its parent company, Corral Petroleum Holdings. Substantially all of Preem Holdings' present assets consist of 100% of the share capital of Preem Petroleum and the inter-company loan which have both been pledged in favor of holders of the existing Preem Holdings notes. The ability of Preem Petroleum to pay group contributions or dividends, repay the debt of Preem Holdings, if any, or to otherwise transfer funds to Preem Holdings is restricted by the terms of applicable corporate and other laws and regulations and by the terms of other agreements to which Preem Petroleum is subject. Corral Petroleum Holdings is under no obligation to contribute more equity to Preem Holdings.

        The existing Preem Holdings notes are effectively subordinated to our subsidiaries' debt and other liabilities.

        As of December 31, 2004, Preem Holdings had total consolidated debt of SEK 5,992 million ($906 million), of which SEK 3,245 million ($491 million) has been borrowed through wholly owned subsidiaries of Preem Holdings and is effectively structurally senior to the debt of Preem Holdings.    Generally, creditors of a subsidiary will have a claim on the assets and earnings of that subsidiary superior to that of creditors of its parent company, except to the extent that the claims of the parent's creditors are guaranteed by a subsidiary. Neither Preem Petroleum nor any other subsidiary of Preem

Holdings will guarantee the existing Preem Holdings notes. The existing Preem Holdings notes will be structurally subordinated in right of payment to the existing and future debt and other liabilities of Preem Petroleum and each of the other subsidiaries of Preem Holdings.

        In the event of any bankruptcy, liquidation or reorganization or similar proceeding relating to any of Preem Holdings subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Preem Holdings. The existing Preem Holdings notes, therefore, will be structurally subordinated to creditors of all direct and indirect subsidiaries of Preem Holdings.

        Our ability to generate cash depends on many factors beyond our control and, if we do not have enough cash to satisfy our obligations, we may be required to refinance all or part of our existing debt.

        Our ability to meet our expenses and service our debt, including the payment of principal and interest on the existing Preem Holdings notes, depends on our future performance, and in particular the future performance of Preem Petroleum, our principal operating subsidiary, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate and competitive pressures. The money generated from our operations may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. If such a scenario were to occur, we may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements, or potential joint venture, partnership or other alliance agreements, may restrict us from adopting any of these alternatives.

        The existing Preem Holdings notes contain a number of restrictive covenants; we may be unable to repay or repurchase the existing Preem Holdings notes.

        Our ability to comply with the restrictive covenants set forth in the indenture governing the existing Preem Holdings notes may be affected by events beyond our control and we may not be able to meet these obligations. A breach of any of the covenants could result in a default under the indenture relating to existing Preem Holdings and, potentially, an acceleration of our obligation to repay the existing Preem Holdings notes. At maturity, the entire outstanding principal amount of the existing Preem Holdings notes, together with accrued and unpaid interest, will become due and payable. In addition, if Preem Holdings experiences a Change of Control, as defined in the indenture related to the existing Preem Holdings notes each holder of the existing Preem Holdings notes may require Preem Holdings to repurchase all or a portion of that holder's existing Preem Holdings notes. In addition, upon such a Change of Control, each holder of the existing Preem Holdings notes may require Preem Holdings to repurchase all or a portion of that holder's existing Preem Holdings notes. At maturity, or if a Change of Control occurs, we may not have the funds to fulfill our obligations and may not be able to arrange for additional financing. If the maturity date or Change of Control or other obligation to offer to purchase the existing Preem Holdings occurs at a time when other arrangements prohibit us from repaying or repurchasing the existing Preem Holdings notes, we would try to obtain waivers of such prohibitions from the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we could not obtain the waivers or refinance these borrowings, we would be unable to repay or repurchase the existing Preem Holdings notes. Our failure to complete an offer to purchase the existing Preem Holdings notes would be an event of default under the indenture relating to the existing Preem Holdings notes and would, therefore, have a material adverse effect on us.

        Preem Holdings and its subsidiaries, including Preem Petroleum, may be able to incur substantially more debt, which could further exacerbate the risks described above.

        Preem Petroleum is the borrower and Preem Holdings is the guarantor, under the Credit Facility. In March 2005, Preem Petroleum drew down $50 million under the Credit Facility. In addition, although the indentures relating to the existing Preem Petroleum notes and the existing Preem Holdings notes and many of our financing arrangements contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions. Thus, we and our subsidiaries may be able to incur substantial additional debt, including secured debt. Any future indebtedness of Preem Petroleum or any other of our subsidiaries will be senior in right of payments relative to the existing Preem Holdings notes. Any additional secured indebtedness will be effectively senior in right of payment to the existing Preem Holdings notes to the extent of the value of such security. In addition, to the extent we incur additional indebtedness, the substantial leverage risks described above would increase.

        We are controlled by one shareholder whose interests as they relate to us may conflict with your interests.

        All of the share capital of Preem Holdings is owned by Corral Petroleum Holdings, all of the share capital of Corral Petroleum Holdings is owned by Moroncha Holdings Company Limited, and all of the share capital of Moroncha Holdings Company Limited is owned by Mr. Mohammed Hussein Al-Amoudi. Our board of directors consists of designees of Corral Petroleum Holdings, whose board of directors consists of designees of Moroncha Holdings Company Limited, whose board of directors consists of designees of Mr. Al-Amoudi. As a result, Mr. Al-Amoudi indirectly controls our operations and has the power to approve any action requiring shareholder approval (including adopting amendments to our articles of association and approving mergers or sales of all or substantially all of our assets). It is possible that the interests of Preem Holdings, Corral Petroleum Holdings, Moroncha Holdings Company Limited, and Mr. Al-Amoudi may conflict with your interests as noteholders. Mr. Al-Amoudi has been the Chairman of Preem Petroleum's Board of Directors since March 2005.

        If we incur substantial operating losses or a reduction in the value of our assets, we may be subject to liquidation under Swedish law, which would severely restrict our ability to meet our debt obligations.

        In light of the several possible risks to our business discussed herein, we may record losses that would reduce our share capital. To the extent these reductions are substantial, we would need to take measures to avoid liquidation. Such measures could include, among other things, raising more equity from Mr. Al-Amoudi, who is under no obligation to contribute more equity. Losses to our share capital may lead to our liquidation under Swedish law, which would constitute an event of default under the indenture related to the existing Preem Holdings notes.

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

        In any main insolvency proceedings initiated in Sweden against us, the insolvency laws of Sweden would normally apply to us. Under Swedish law, there is no consolidation in bankruptcies of the assets and liabilities of a group of companies. Each individual company would thus be treated separately by a bankruptcy administrator appointed by the local district court. The assets of our subsidiaries would first be used to satisfy the debts of each respective subsidiary and only the surplus (if any) remaining of a subsidiary would benefit the creditors of its parent company. As a result, your ability to protect your interests as potential creditors of a parent of such subsidiary may not be as strong under Swedish law as it would be under U.S. law.

        Rules of recovery under Swedish law may protect other creditors to your disadvantage.

        Under Swedish law relating to recovery, it is possible that other creditors may claim that payments under the existing Preem Holdings notes should be voided as recoverable transactions. Under Swedish law, in the case of bankruptcy or company reorganization proceedings affecting Preem Holdings, payments under the existing Preem Holdings notes (of principal or interest or otherwise) that are made less than three months before the application for bankruptcy or company reorganization proceedings is filed with the competent court may, in certain circumstances, be recovered if the payment is carried out:

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

        Under Swedish law relating to recovery, any security granted may be recovered if (i) it was not provided for at the time the debt was created or if it was not transferred to the secured party without delay following the creation of such debt unless the security can nevertheless be considered ordinary having regard to the circumstances and (ii) it was transferred less than three months before the application for bankruptcy or reorganization. Should the secured party be considered to be closely related to the grantor, the relevant time period is less than two years before the application for bankruptcy or reorganization, but in that case the security will be recovered unless it is shown that the grantor neither was, nor by the measure became, insolvent.

        A Swedish court could also determine that a recoverable transaction has taken place under the general provision on recovery whereby a payment under the existing Preem Holdings notes could be revoked if an agreement, transaction or other act, such as the issuance of the existing Preem Holdings notes is held to favor a creditor in an undue manner to the detriment of another creditor or to transfer property out of reach of the creditors or to increase the debt, provided that:

  •
  the debtor was insolvent at the time the agreement, transaction or other act was concluded or the debtor became insolvent as a result of the transaction, by itself or combined with other circumstances; and

  •
  the other party knew or should have known of the insolvency, as well as of the circumstances due to which the payment under the existing Preem Holdings notes favored a creditor in an undue manner.

However, under Swedish law, if such an agreement, transaction or other act is concluded earlier than five years before the application for bankruptcy or company reorganization was filed, the payment under the existing Preem Holdings notes could be revoked only if the party to the agreement, transaction or other act was someone related to the bankrupt or reorganized party, such as a group company.

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

Item 4. Information on the Company

  A. History and development of the Company

        The Company was established as a Swedish corporation under the Swedish Companies Act on November 11, 1980 under the name Labrador Svenska AB. The Company is registered with the Swedish Patent and Registration Office under the number 556206-9673. The Company's name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum that had been dormant since 1983. On March 1, 2001, the Company's name was changed from Swedoil AB to Preem Holdings AB (publ), through an amendment to our Articles of Association and our subsequent registration with the Swedish Patent and Registration Office, and its status was changed from a private company to a public company giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The Company is wholly owned by Corral Petroleum Holdings, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Al-Amoudi. Preem Petroleum, a Swedish company, was originally established in 1960 and its present name was registered in May 1996. In April 2001, its status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. The principal executive offices of both Preem Holdings and Preem Petroleum are located at Sandhamnsgatan 51, S-11590, Stockholm, Sweden and the telephone number there is +46 (0) 8 450 1000.

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

        Preem Petroleum made capital expenditures of SEK 1,216 million for the year ended December 31, 2004, SEK 720 million for the year ended December 31, 2003, and SEK 1,028 million for the year ended December 31, 2002. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum's capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries. In order to meet the European Union's 2005 aromatic specifications for gasoline, the isomerization unit at Preemraff was upgraded at a cost of SEK 365 million. The upgrade was completed in the third-quarter 2002. In 2003, a mild hydro-cracker unit was installed at Preemraff Gothenburg during the regular turnaround maintenance period, which will enable the refinery to upgrade part of its heavy oil production to environmentally classified diesel. The unit required an investment of approximately SEK 88 million. In addition, Preemraff Lysekil installed a new plant for the recovery of petrol gas in connection with the loading of refined products onto tankers, which required an investment of SEK 40 million. Our capital expenditures related to major turnaround maintenance amounted to SEK 186 million at Preemraff Lysekil in 2002 (which represented our 75% share of total capital expenses of SEK 248 million) and amounted to SEK 150 million at Preemraff Gothenburg in 2003. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Preemraff Lysekil and Preemraff Gothenburg every five years, instead of every four. If we receive final permission from the Swedish authorities for this change, the next major turnaround maintenance will be in 2007 at Preemraff Lysekil and 2008 at Preemraff Gothenburg. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Future capital needs and resources and capital expenditures."

        Since January 2004, we have proceeded with the construction of a new isocracker unit at Preemraff Lysekil. The purpose of the isocracker is to upgrade low margin products, such as fuel oil, virtually sulphur-free diesel and gasoline, as well as increasing throughput. We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million ($529 million). Of this amount, we have paid SEK 817 million ($124 million) as of December 31, 2004, and we expect that a total of approximately SEK 2,913 million ($441 million) will be paid in total by December 31, 2005. We expect that, if construction proceeds as contemplated, the new unit will become operational in the first half of 2006. Currently, we believe that construction is proceeding at a rate which is slightly under budget and slightly ahead of schedule. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Future capital needs and resources and expenditures."

  B. Business overview

Overview

        We are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany, and, occasionally, in the United States and other markets. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors. In Sweden, we had leading market shares in 2004 in terms of sales volume of approximately 30% in diesel, 40% in heating oil and 59% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment's share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2004, based on data from the Swedish Petroleum Institute.

        Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of two divisions, a business-to-business division and a station and consumer division. The marketing segment resells refined products, wholesale and retail, in Sweden. In 2004, our supply and refining segment sold approximately 80% (by value) of its products to third parties and 20% to our marketing segment. Prior to 2003, our marketing segment was divided into two separate segments, a Swedish market segment and an international segment. The Swedish market segment resold refined products wholesale and retail in Sweden while our international segment resold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. In January 2003, Preem Petroleum finalized the sale of its wholly owned Polish subsidiary, through which we conducted all of our Polish operations, to Statoil. In 2003, the other operations in our international segment, including our operations in Norway, were consolidated with our Swedish marketing operations and included in our marketing segment. In March 2004, Preem Petroleum sold ENØK Energi AS, a wholly owned subsidiary, through which we conducted our Norwegian operations. The sale of our Polish and nNorwegian operations follows our decision to concentrate further investments on refining and to strengthen our marketing activities in Sweden. After the consummation of this transaction, our marketing segment no longer has any international operations.

        The following tables show the sales revenue and operating income of our business segments for the three years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	SEK	SEK	SEK	$(1)
	(in millions)
Sales revenue:
Supply and refining(2)	28,359	31,609	38,595	5,837
Marketing(3)	10,285	10,920	9,682	1,464
International	2,061	—	—	—
Exchange rate differences	(169)	(201)	(89)	(13)
Group eliminations	(7,213)	(7,539)	(7,996)	(1,209)
Sales revenue(4)	33,323	34,789	40,192	6,078
Operating income (loss):
Supply and refining	1,086	966	2,843	430
Marketing(3)	116	106	143	22
International	(68)	—	—	—
Other non-allocated income (expense)(5)	(907)	(619)	(354)	(54)
Operating income	227	453	2,632	398

(1)
We have translated kronor into dollar at the rate of $1.00=SEK 6.6125 (the exchange rate on December 31, 2004). We have provided this translation solely for your convenience.

(2)
Includes sales by our supply and refining segment to our marketing segment of SEK 7,948 million for 2004, SEK 7,498 million for 2003 and SEK 7,184 million for 2002. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our audited annual consolidated financial statements.

(3)
Figures for 2004 and 2003 include our remaining international operations, including our operations in Norway, which were included in our international segment in 2002. Figures for 2002 are for our Swedish Market segment. Because our Norwegian operations were included in our marketing segment in 2003 and our international segment in 2002, sales revenue and operating income of our marketing segment in 2004, 2003 and 2002 are not directly comparable. Our Norwegian operations had sales revenues of SEK 16 million ($2.4 million) and an operating income of SEK 0 million ($0 million) in 2004 compared to SEK 93 million ($14 million) and an operating loss of SEK 5 million ($0.8 million) in 2003, and SEK 113 million ($17 million) and an operating loss of SEK 6 million ($1 million) in 2002

(4)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(5)
In order to evaluate the performance of our segments, we allocate certain items as "non-allocated income (expense)." Specifically, we include in non-allocated income (expense) our "corporate cost center" and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

Supply and Refining Operations

        Our supply and refining segment operates our wholly owned Preemraff Lysekil and Preemraff Gothenburg refineries. Through these two refineries, we have an aggregate capacity of approximately 335,000 barrels per calendar day. These refineries produced approximately 113 million barrels of refined products in 2004, 92 million barrels in 2003 and 85 million barrels in 2002. In December 2003, we acquired the outstanding 25% interest in Preemraff Lysekil that we did not previously own and this acquisition contributed to an increase in our production in 2004. The refining margins at Preemraff Lysekil were $5.27 per barrel in 2004, $3.47 per barrel in 2003 and $1.61 per barrel in 2002. The refining margins at Preemraff Gothenburg were $2.08 per barrel in 2004, $1.79 per barrel in 2003 and $0.82 per barrel in 2002. We also own an extensive network of storage depots in Sweden. In 2004, our supply and refining segment had sales revenue of SEK 38,595 million ($5,837 million) and operating income of SEK 2,843 million ($430 million).

Merger of Subsidiaries

        In January 2005, Preem Petroleum merged certain of its wholly owned subsidiaries, including Skandinaviska Raffinaderi AB Preemraff Lysekil and Preem Raffinaderi AB, which owned the Preemraff Lysekil and Preemraff Gothenburg refineries, respectively, into Preem Petroleum. The merger of these subsidiaries was effected in order to enable us to streamline operations and reduce administrative costs.

Preemraff Lysekil

        Preemraff Lysekil (previously named Scanraff) is the largest oil refinery in Sweden in terms of capacity, representing approximately 50% of Swedish refining capacity. Preemraff Lysekil is a complex, large-scale refinery with a strong market position producing a full range of refined products. The refinery has visbreaker, catalytic cracker and mild hydrocracker upgrading units geared towards converting a significant portion of our residual fuel oil to lighter, higher-value products. We are also in the process of constructing an isocracker unit at Preemraff Lysekil, which will further enhance these capabilities. In addition, Preemraff Lysekil has a storage capacity of 17 million barrels, which provides it with additional operating flexibility. The refinery is located on a 470-acre site on the west coast of Sweden, north of the city of Gothenburg. The refinery is situated on a peninsula providing direct jetty access to oil tankers for both the import of crude oil and the distribution of refined products. The refinery has a total refining capacity of approximately 210,000 barrels per calendar day. The aggregate production of refined products at Preemraff Lysekil was approximately 70.7 million barrels in 2004, 55.3 million barrels in 2003 and 48.1 million barrels in 2002.

        Preemraff Lysekil's facilities have been upgraded several times through large capital investments. As a result of these improvements, we believe that Preemraff Lysekil is one of the most sophisticated and flexible refineries in Europe. The following table summarizes the upgrades to Preemraff Lysekil:

Upgrade at Preemraff Lysekil	Function	Year
Visbreaker	Reduces the viscosity of the fuel oil and increases the yield of heating oil and gasoline	1982
Catalytic Cracker	Converts vacuum gasoil, a semi-finished product, into gasoline, heating oil and fuel oil	1984
Mild Hydrocracker	Desulphurizes and converts vacuum gasoil into lighter products and feedstock for the catalytic cracker	1988
Isomerization Unit	Converts light naphtha into high-octane, low-benzene gasoline components	1991
Desulphurization/Dearomatization Unit	Converts conventional heating oil or diesel into virtually sulphur-free, low-aromatic diesel	1994
Tailgas Treatment Sulphur Recovery Unit	Removes hydrogen sulphide and nitrogen oxides from refinery gases and recovers liquid sulphur	1994
Prefractionater	Reduces benzene formation in the platformer unit	1999
Propylene Recovery Unit	Removes propylene from polygasoline production and refinery fuel gas and recovers propylene	2002
Petrol Gas Recovery Unit	Recovers petrol gas in connection with the loading of products onto tankers	2003

        We intend to make additional investments to further upgrade our Preemraff Lysekil refinery. Construction of an isocracker unit at Preemraff Lysekil, which will enhance Preemraff Lysekil's strong market position has commenced. We expect that construction of the new unit will require an investment of approximately SEK 3,500 million ($529 million), of which we have already paid SEK 817 million ($124 million) as of December 31, 2004, and we expect that approximately SEK 2,913 million ($441 million) will be paid in total by December 31, 2005. Currently, construction is slightly ahead of schedule and slightly under budget. The new isocracker unit will enable Preemraff Lysekil to increase its throughput by approximately 14% and to produce more virtually sulphur-free (10 parts per million) diesel, which is a higher-margin product and for which there has been increasing demand in Europe. In addition, Preemraff Lysekil will be able to process a larger proportion of sour crude oil, which is typically lower in price compared to sweet crude oil. After the isocracker unit becomes operational, which, if construction proceeds as contemplated, is expected in the first half of 2006, we intend to decrease our production of heating oil, a lower-margin product, and increase our production of diesel, a higher-margin product, which we expect will improve our overall refining margins. Also in connection with the isocracker unit, we are expanding the capacity of the Lysekil harbor and increasing the desulphurization capacity at Preemraff Lysekil. We estimate that the aggregate cost of such improvements will be approximately SEK 300 million ($45 million) and will be incurred during 2005.

        Imported crude oil arrives at Preemraff Lysekil by way of a single jetty that can accommodate tankers of up to 500,000 dead weight tons. Approximately 100 vessels carrying crude oil arrive at

Preemraff Lysekil each year. Crude oil can be unloaded at a rate of approximately 113,000 barrels per hour through steel pipes leading into four underground crude oil storage caverns. These caverns have been blasted out of solid rock and have an aggregate capacity of approximately 17 million barrels. They have sophisticated equipment designed to ensure efficient and environmentally safe storage.

        Crude oil is pumped from the underground caverns into three above-ground crude "day tanks" with a total capacity of approximately 793,000 barrels and from there into Preemraff Lysekil's crude distillation unit. In a typical full day of operations, crude oil from one "day tank" is pumped into the crude distillation unit, while the depleted tank from the previous day's refining is refilled from the underground caverns.

        Preemraff Lysekil operates a single crude distillation unit. During distillation, crude oil is heated until it separates into different fractions. A fraction is a mixture of liquid hydrocarbons, all of which have approximately the same boiling range. The heaviest fraction, constituting approximately 30%, is further processed in Preemraff Lysekil's vacuum distillation unit to achieve the maximum volume of distillates. After the distillation, Preemraff Lysekil further refines, upgrades and processes the distillates as follows:

  •
  Visbreaker, Catalytic Cracker and Mild Hydrocracker. Fuel oil can be upgraded into higher-value products in several ways. Preemraff Lysekil has invested in three upgrading units for this purpose. First, in 1982, Preemraff Lysekil invested in a visbreaker, which reduces the viscosity of the fuel oil and increases the yield of heating oil and gasoline. Second, in 1984, Preemraff Lysekil added a catalytic cracker, which, by means of a catalyst, converts vacuum gasoil, a semi-finished product, into gasoline, heating oil and fuel oil. Preemraff Lysekil obtains a portion of its feedstock requirements for this upgrading from Preemraff Gothenburg, which, as a less sophisticated refinery, produces a larger proportion of the heavier fractions. Third, in 1988, Preemraff Lysekil invested in a mild hydrocracker, which desulphurizes vacuum gasoil and converts it into lighter products and feedstock for the catalytic converter.

  •
  Isomerization Unit. The naphtha fraction (after desulphurization) is processed in a reformer unit to increase octane. Since 1991, Preemraff Lysekil has operated an isomerization unit in which the lightest part of the naphtha is processed into high-octane and low-benzene gasoline components. "Benzene" is an aromatic compound, the presence of which in refined products is often regulated by environmental laws.

  •
  Desulphurization/Dearomatization Unit. Preemraff Lysekil has a highly sophisticated heating oil/diesel desulphurization/dearomatization unit that was completed in 1994. This unit enables Preemraff Lysekil to produce virtually sulphur-free (10 parts per million) diesel fuel with an aromatic content of 5%, which exceeds current specifications in the European Union of 350 parts per million for sulphur.

  •
  Tailgas Treatment Sulphur Recovery Unit. Preemraff Lysekil has a sulphur recovery unit combined with a tailgas-treating unit, which removes hydrogen sulphide and nitrogen oxides from refining gases.

  •
  Prefractionater. Preemraff Lysekil added a prefractionater to its platformer unit in 1999, which reduces benzene formation in the platformer.

  •
  Propylene Recovery Unit. Preemraff Lysekil has a propylene recovery unit, which removes and recovers propylene from polygasoline production and refinery fuel gas.

  •
  Petrol Gas Recovery Unit. Preemraff Lysekil installed a petrol gas recovery unit in 2003, which recovers petrol gas in connection with the loading of products onto tankers.

        After processing, Preemraff Lysekil pumps the various refined products to the refinery's 73 intermediate and finished product tanks and four additional refined product storage caverns with an aggregate capacity of approximately 6.3 million barrels. From the intermediate tanks, Preemraff Lysekil pumps components to one of three blending stations for final product mix, one station for gasoline, one for diesel and heating oil, and one for fuel oil. Preemraff Lysekil stores the final products in product tanks. To the extent practicable, intermediate products are blended "online," as required, and loaded directly onto product tanker vessels, thus reducing the need for blended product storage. Preemraff Lysekil has a separate product jetty with four berths at which tankers dock as many as 1,500 times per year for loading of refined products. Preemraff Lysekil distributes approximately 98% of its products by sea for domestic and international use. The refinery also has a truck loading rack for supplying diesel and heating oil to the local market. Given the sheltered position of Preemraff Lysekil's berths, weather conditions over the last six years have not caused any significant delay or disruption in either unloading crude oil or loading refined products.

        The following table shows our share of Preemraff Lysekil's feedstocks and production for the years 2002, 2003 and 2004. Every four years, Preemraff Lysekil has been completely shut down for turnaround maintenance, which includes inspection of all processing units. The maintenance period typically lasts four to six weeks. The last major turnaround maintenance was conducted at Preemraff Lysekil in 2002. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Preemraff Lysekil every five years, instead of every four. If we receive final permission from the Swedish authorities for this change, the next major turnaround maintenance will be in 2007.

	2002			2003		2004
	Thousand bbls	%		Thousand bbls	%	Thousand bbls	%
Feedstocks
Sweet Crude Oil	18,868	38		18,710	33	19,367	27
Sour Crude Oil	28,841	59		36,760	66	50,414	71
Unfinished and Blend Stocks	1,366	3		705	1	1,490	2
Total Feedstock	49,075	100%		56,175	100%	71,271	100%
Utilization Rate(1)		84	%(2)		98%		93	%(3)
Production
Liquefied Petroleum Gas	1,009	2		1,805	3	2,666	4
Gasoline	15,565	32		17,584	32	22,220	31
Diesel	8,140	17		8,340	15	9,876	14
Heating oil	10,168	21		11,949	22	16,450	23
Vacuum Gas Oil	4,164	9		4,963	9	5,103	7
Heavy Fuel Oil	8,834	18		10,364	19	13,265	19
Other	238	1		296	0	1,093	2
Total Production	48,118	100%		55,301	100%	70,673	100%

(1)
Total feedstock expressed as a percentage of our share of the total refining capacity of 210,000 barrels per calendar day.

(2)
In 2002, the Preemraff Lysekil was shut down for regular turnaround maintenance period.

(3)
In late December 2004, leaking hydrogen gas caught fire at a heat exchanger at Preemraff Lysekil. The fire was extinguished and there were no injuries. However, parts of the plant were shut down, and, in connection with restart of the platformer unit, we discovered that catalyst mass had been released and followed the process down-stream. This necessitated major repair work and led to over a month's production loss of low-sulphur products. The plant was back in full production in mid-January 2005. The impact on our first quarter results will be limited to the nearly three week period in January during which time operations were suspended at Preemraff Lysekil.

        As the table above shows, Preemraff Lysekil's reliance on specific feedstocks varies from year to year. However, because Preemraff Lysekil is a highly sophisticated cracking facility, its production levels for refined products remained relatively constant across this time period. Preemraff Lysekil uses linear programming technology to determine the most profitable product mix for its market given the available crude oil supply. Preemraff Lysekil is able to process a high proportion of sour crude oil, which is higher in sulphur and typically lower in price compared to sweet crude oil.

        Acquisition of remaining interest in Preemraff Lysekil.    In December 2003, we acquired 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff (the owner of the Preemraff Lysekil) from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, which increased our ownership in Preemraff Lysekil from 75% to 100%. The total consideration includes payment for capital stock and assumed debt. In addition, we acquired the inventory at Preemraff Lysekil owned by Hydro R&M Holdings. We also entered into a long-term supply arrangement with Norsk Hydro, pursuant to which we will supply refined products to Norsk Hydro. Prior to December 2003, Preemraff Lysekil was operated as a joint venture with Hydro R&M Holdings. Prior to April 2002, Preem Petroleum owned 78.5% of the Preemraff Lysekil with the exception of the fluid catalytic cracker, Scancracker, of which it owned 50%. The remainders of the Preemraff Lysekil and the Scancracker catalytic cracker were owned by Hydro R&M Holdings. In April 2002, Preem Petroleum and Hydro R&M Holdings signed a transaction structure agreement in which the parties agreed to continue the operations of Preemraff Lysekil and Scancracker as a joint refining company with unified ownership and processing rights and to restructure the ownership such that Preem Petroleum owned 75% of both Preemraff Lysekil and Scancracker, with the remaining 25% owned by Hydro R&M Holdings. In October 2002, Scancracker was merged into Preemraff Lysekil, with no resulting change in ownership.

        From April 2002 up to the time of our December 2003 acquisition of the 25% interest in the Preemraff Lysekil that we did not own, we accounted for our ownership in Preemraff Lysekil using the proportional method under Swedish GAAP, which resulted in the inclusion of only 75% of the revenues, expenses, assets and liabilities attributable to Preemraff Lysekil. Since our December 2003 acquisition of the remaining 25% of Preemraff Lysekil, our financial statements reflect our 100% ownership of Preemraff Lysekil. Our share of the aggregate production of refined products at Preemraff Lysekil was approximately 55.3 million barrels in 2003 out of a total of 73.7 million barrels. Our net cash refining margin at Preemraff Lysekil was $2.71 per barrel in 2003, resulting in an aggregate net cash refining margin for our share of production at Preemraff Lysekil of approximately $149.9 million. The share of the aggregate production at Preemraff Lysekil attributable to Hydro R&M Holding's 25% interest in Preemraff Lysekil was 18.4 million barrels in 2003. Applying our 2003 net cash refining margin of $2.71 per barrel for Preemraff Lysekil to the 2003 production of 18.4 million barrels attributable to the 25% of Preemraff Lysekil owned by Hydro R&M Holdings would result in an aggregate net cash refining margin of approximately $49.9 million with respect to the 25% of the refinery we recently purchased. The incremental aggregate net cash refining margin attributable to the 25% of the Preemraff Lysekil owned by Hydro R&M Holdings is calculated by applying our net cash refining margin in 2003 at Preemraff Lysekil of $2.71. However, this incremental amount is not necessarily indicative of the actual refining margins that we would have been able to achieve had we owned 100% of Preemraff Lysekil for all of 2003 and had fully consolidated its results. See "Summary—Summary Consolidated Financial Information."

Preemraff Gothenburg

        We believe that Preemraff Gothenburg (previously named Preemraff) is one of the most sophisticated hydroskimming refineries in Europe and that it represents approximately 25% of Swedish refining capacity. The refinery has a highly sophisticated desulphurization/dearomatization unit, which permits it to manufacture virtually sulphur-free (10 parts per million) diesel. In addition, the refinery uses its catalytic reformer and isomerization unit to convert naphtha, a portion of which is received from Preemraff Lysekil, into higher-value gasoline. The refinery is located on a 340-acre site near the harbor of Torshamnen, Sweden's largest harbor, in Gothenburg. Preemraff Gothenburg's proximity to this harbor helps it to maintain low crude oil transportation costs and its proximity to Gothenburg, the second largest city in Sweden, helps it to minimize distribution costs. Preemraff Gothenburg has a total refining capacity of approximately 125,000 barrels per calendar day. Aggregate production of refined products at Preemraff Gothenburg was approximately 42.1 million barrels in 2004, 36.7 million barrels in 2003 and 36.9 million barrels in 2002.

        Preemraff Gothenburg has been upgraded several times through large capital investments. As a result of these improvements, we believe that Preemraff Gothenburg is one of the best-performing hydroskimming refineries in Europe. The following chart summarizes upgrades to Preemraff Gothenburg:

Upgrade at Preemraff Gothenburg	Function	Year
Isomerization Unit	Produces an additional low-benzene gasoline component	1993
Desulphurization/Dearomatization Unit	Converts conventional heating oil or diesel into virtually sulphur-free, low aromatic fuel	1997
Heavy Gasoil Upgrading Unit	Upgrades heavy gasoil into heating oil for commercial use	1997
Sulphur Recovery Units	Converts hydrogen sulphide into liquid sulphur	1997
Molex Unit	Increases the octane of the gasoline component isomerate	2002
Mild Hydro-Cracker Unit	Upgrades heavy oil production to environmentally classified diesel	2003

        Imported crude oil arrives by ship at the harbor of Torshamnen, which is capable of receiving crude oil carriers in excess of 200,000 dead weight tons, and is then transported to Preemraff Gothenburg by pipeline. Between 50 and 60 crude oil carriers arrive at Torshamnen each year. At Preemraff Gothenburg, the crude oil is discharged into seven above-ground storage tanks and two underground caverns with a combined storage capacity of approximately 5.6 million barrels.

        Preemraff Gothenburg operates two identical crude distillation units. During distillation, the crude oil is heated until it separates into different fractions. After distillation, Preemraff Gothenburg further refines, upgrades and processes the fractions as follows:

  •
  Liquefied Petroleum Gas Unit. In the liquefied petroleum gas unit, installed in 1967, Preemraff Gothenburg separates the gas fractions (butane and propane) by distillation from the high-octane component.

  •
  Isomerization Unit. The naphtha fraction (after desulphurization) is processed in a reformer unit to increase octane. In Preemraff Gothenburg's isomerization unit, completed in 1993, an additional, low-benzene component for blending gasoline is produced.

  •
  Desulphurization/Dearomatization Unit. Preemraff Gothenburg's highly sophisticated heating oil/diesel desulphurization/dearomatization unit was completed in 1997. This unit enables Preemraff Gothenburg to produce virtually sulphur-free (10 parts per million) and low-aromatic diesel from crude oil with high sulphur, which is typically lower in price than crude oil with low-sulphur content.

  •
  Heavy Gasoil Upgrading Unit. In 1997, Preemraff Gothenburg installed a heavy gasoil-upgrading unit, which upgrades heavy gasoil into heating oil for commercial use.

  •
  Sulphur Recovery Units. The hydrogen sulphide formed during the various desulphurization reactions is fed to Preemraff Gothenburg's sulphur recovery units, which were installed in 1997, and converted to liquid sulphur for resale as a feedstock to chemical companies.

  •
  Molex Unit. In 2002, Preemraff Gothenburg installed a molex unit, which increases the octane of the gasoline component isomerate.

  •
  Mild Hydrocracker Unit. In 2003, Preemraff Gothenburg completed construction of a mild hydrocracker unit, which enables Preemraff Gothenburg to upgrade part of its heavy oil production to higher-margin, environmentally classified diesel.

        After processing, refined products are stored in the facility's 45 storage tanks and 3 underground caverns with a total capacity of approximately 6.9 million barrels. The products are pumped by pipeline from the refinery to an oil terminal in the harbor of Skarvik, two kilometers south of Preemraff Gothenburg. From there, we distribute the product to the market by ship, rail and truck.

        Preemraff Gothenburg has two integrated systems for the utilization of waste or surplus heat with a total capacity in excess of 100 megawatts. The system enables selling surplus heat, which would otherwise be wasted, corresponding to approximately 377,000 barrels of fuel oil per year to the district heating system of the city of Gothenburg and approximately 101,000 barrels to AB Volvo. Preemraff Gothenburg generated additional operating income from these activities of SEK 62.5 million ($9.5 million) in 2004 with relatively little additional operating cost.

        The following table shows Preemraff Gothenburg's feedstocks and production for the years 2002, 2003 and 2004. Every four years, Preemraff Gothenburg is completely shut down for turnaround maintenance, which includes inspection of all processing units. The maintenance period typically lasts four to six weeks. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Preemraff Gothenburg every five years, instead of every four. The last such maintenance period was conducted at Preemraff Gothenburg in 2003 and, if we receive final permission from the Swedish authorities, the next major turnaround maintenance will be in 2008.

	2002			2003			2004
	Thousand bbls	%		Thousand bbls	%		Thousand bbls	%
Feedstocks
Sweet Crude Oil	34,310	90		37,750	99		41,810	95
Sour Crude Oil	550	1		—	—		—	—
Unfinished and Blend Stocks	3,522	9		450	1		2,166	5
Total Feedstock	38,382	100		38,200	100		43,976	100
Utilization Rate(1)		84	(2)		84	(3)		96
Production
Liquefied Petroleum Gas	652	2		700	2		990	2
Gasoline	11,627	31		10,250	28		11,523	27
Diesel	6,987	19		8,550	23		12,018	29
Heating oil	7,356	20		6,070	17		4,240	10
Heavy Fuel Oil	10,277	28		11,130	30		12,441	30
Other	7	0		0	0		921	2
Total Production	36,906	100		36,700	100		42,133	100

(1)
Total feedstock expressed as a percentage of the total refining capacity of 125,000 barrels per calendar day.

(2)
The lower utilization rate in 2002 at Preemraff Gothenburg also reflects periods of unusually low margins during the year, which led us to reduce volumes processed for periods during the year.

(3)
The lower utilization rate in 2003 at Preemraff Gothenburg was due primarily to a regularly scheduled turnaround maintenance.

Distribution

        Both Preemraff Lysekil and Preemraff Gothenburg are well situated for the efficient distribution of products to market. Transportation costs are a significant cost component of refined products. Given this, we believe that the location of our refineries on harbors in western Sweden provides us with a competitive advantage in our target markets. Preemraff Lysekil ships approximately 98% of its production, and Preemraff Gothenburg ships approximately 75% of its production, by sea to domestic and international markets. Preemraff Gothenburg's location near Gothenburg, Sweden's second largest city, also provides excellent access to rail and truck transport. We own an extensive network of storage depots in Sweden in which we store refined products from both Preemraff Lysekil and Preemraff Gothenburg for distribution throughout the country. In addition, we generate additional revenue from third parties in the form of depot throughput fees and we cooperate with other oil companies to optimize depot use and cost.

Products

        Our two refineries produce liquefied petroleum gas, gasoline, diesel, heating oil and fuel oil. In addition, Preemraff Gothenburg produces jet fuel and kerosene and Preemraff Lysekil produces the intermediate product, vacuum gasoil, for its own use, with excess quantities sold to third parties. Preemraff Gothenburg supplies approximately 2% of the heavy fuel oil it produces to Preemraff Lysekil for use as a feedstock for upgrading units, which satisfies approximately 80% of Preemraff Lysekil's heavy fuel oil requirements. Preemraff Lysekil supplies approximately 10% of its naphtha production to Preemraff Gothenburg for use as a gasoline component, which satisfies approximately 20% of Preemraff Gothenburg's naphtha requirements.

Sales

        Our supply and refining segment exports over one half of its products each year (63% in 2004, 58% in 2003 and 53% in 2002). Our exports are primarily to northwestern Europe, including to other countries in Scandinavia, the United Kingdom and Germany. In 2004, our supply and refining segment sold approximately 80% (by value) of its products to third parties and 20% to our marketing segment. With respect to third-party sales, we sell our refined products on the spot market and pursuant to sales agreements with terms generally not exceeding 12 months. Our third-party customers are predominantly other oil companies, including Svenska Statoil AB, OK-Q8 AB, AB Svenska Shell, Norsk Hydro ASA and Conoco Jet Nordic. We sometimes sell liquefied petroleum gas and naphtha to petrochemical companies. All third-party sales of gasoline, jet fuel, diesel and heating oil are sales to other oil companies or traders. Approximately 85% of our third-party sales of heavy fuel oil are sales to oil companies and traders, with the remaining 15% sold directly to industrial customers.

Raw Materials

        Supply.    We purchase crude oil for both refineries from suppliers located in several different regions around the world. We purchase the majority of our crude oil from North Sea suppliers (approximately 54% in 2004, 60% in 2003 and 63% in 2002). Additionally, we purchase crude oil from Russia (approximately 37% in 2004 and 22% in each of 2003 and 2002) and Iran (approximately 9% in 2004, 18% in 2003 and 14% in 2002). In 2005, we do not anticipate that we will purchase crude oil from Iran and we expect that we will increase our purchases from Russia. We have no supply contracts longer than 12 months in duration. Over the last three years, we have purchased 65% to 75% of our crude oil on the spot market. This is consistent with industry standards and permits us to take advantage of the rapid price fluctuations in the crude oil supply market through our crude oil purchasing strategy. This strategy involves regularly monitoring market conditions for various types of crude oil as well as demand for refined products. Our objective is to minimize production costs (cost of crude oil, transportation and refining) and maximize sales revenue from the sale of the refined products that are most in demand. We supplement this purchasing strategy with various hedging instruments and forward sales contracts on refined products designed to lessen the risk of fluctuations in crude or refined product prices.

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

        We believe that, although the price effect on inventories may impact our results for a given period, over the long term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that, from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. Therefore, in comparing our results from period to period, we believe that it is important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. See also "Item 11—Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" included elsewhere in this Annual Report.

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

Marketing Operations

        Our marketing segment, which consists of a business-to-business division and a station and consumer division, obtains all of its refined products from our supply and refining segment. Our marketing segment sells heating oil directly to end-users and sells heating oil, diesel, and fuel oil directly to Swedish companies. We also sell gasoline, diesel, lubricants, convenience store items and other products through approximately 500 Preem-branded service stations. On a stand-alone basis, none of our customer sales contracts or customer relationships is material to our business.

        All marketing operations benefit from centralized support functions that provide credit monitoring, invoicing, customer services, information technology and related functions.

Business-to-Business Division

        Through our business-to-business division, we supply diesel and fuel oil to the industrial sector of Sweden, as well as to the transport and agricultural sectors and to the majority of the Swedish municipalities. Our customers include Saab Automobile AB, AB Volvo, Scania CV AB, Arizona Chemical AB, Södra Cell AB, Swebus AB, Viking Line AB, Stena Oil AB, Iggesund Paperboard AB, Fortum AB, Stora Enso AB, and SCA AB.

        As of January 1, 2005, our business-to-business division also includes our home-heating oil sales, previously organized as a separate division. In the home-heating sector, we sell refined products to wholesale and retail customers, including sales of heating oil to retail consumers. We are the largest home-heating oil company in Sweden, supplying heating oil to approximately 50,000 residences in 2004.

Station and Consumer Division

        Our station and consumer division consists of a network of Preem-branded service stations throughout Sweden, with a concentration in the more heavily populated south and west. We have a network of approximately 500 service stations in Sweden that operate under the Preem brand name. We also have a network of unmanned diesel stations that operate under the brand name "Såifa." The following table shows the number of owned and franchised service stations in our Preem and Såifa networks, as of December 31, 2004.

Type of Station	Preem	Såifa	Other(1)
Owned	238	162	—
Franchised	268	45	2
Total	506	207	2

(1)
"Other" includes two unbranded, stand-alone gasoline pumps.

        There is a trend in the Swedish retail gasoline market towards full-service stations, offering a variety of products through integrated convenience stores aimed at consumers who prefer "one-stop shopping." At the same time, there is a contrasting trend towards low-cost unmanned self-service stations that simply sell gasoline at reduced prices for the price-minded customer. Our strategy in the past has been to meet both ends of this demand spectrum by operating stations with convenience stores (or upgrading existing convenience stores) in locations that have relatively high throughput as well as unmanned self-service stations, and also plan to dispose of unprofitable stations. The following table shows a breakdown of Preem Petroleum's manned and unmanned stations as of December 31, 2004.

Type of Station	Preem(1)	Såifa	Other(2)
Manned	261	—	2
Unmanned	245	207	—
Total	506	207	2

(1)
Eleven of our approximately 500 Preem-branded stations are boat stations, ten of which are manned and one of which is unmanned.

(2)
"Other" includes two unbranded, stand-alone gasoline pumps.

        The retail operation comprising part of our marketing segment has been struggling with profitability in recent years. We conducted a retail strategy study to seek to improve overall profitability of such operation over the next five years. The retail strategy study revealed that we have a good network with acceptable site locations, but our service stations lack a unified profile. Accordingly, we intend to improve our strength of brand to meet the demands from the market and thus increased profitability. Our new retail strategy is to work through partners and to leverage their marketing, skills and brands on the Preem sites and customer base. We intend to increase sales of fuels and convenience goods, reduce costs and optimize working capital and capital investments. The main areas where we are seeking partners are convenience shops, car wash and affinity cards. The strategy implementation is now ongoing. For example, the car wash supplier has already been secured with a new type of partnership that is new to the Nordic marketplace. We have entered into a joint venture called Scanlube with Hydro Texaco Holdings A/S, a Danish corporation that is jointly owned by Norsk Hydro ASA and Chevron Texaco Corporation. Scanlube acquires supplies related to the production of lubricants and produces, packages and sells lubricants to us and Hydro Texaco Holdings A/S and related subsidiaries. Preem Petroleum and Hydro Texaco Holdings A/S each own 50% of Scanlube.

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

        In Sweden, we had leading market shares in 2004 in terms of sales volume of approximately 30% in diesel, 40% in heating oil and 59% in fuel oil, based on data from the Swedish Petroleum Institute.

In addition, our marketing segment's share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2004, based on data from the Swedish Petroleum Institute. This ranked fourth, behind OK-Q8 AB SV, with approximately 28%, Svenska Statoil AB, with approximately 23%, and AB Svenska Shell, with approximately 12%.

Regulation and Environmental Matters

        We are subject to both Swedish and EU regulation on the production, storage, transportation and sale of petroleum products. Sweden was one of the first European countries to introduce strict environmental legislation, which required the Swedish petroleum industry to upgrade existing infrastructure earlier than other European refiners. Sweden has among the strictest environmental specifications in the European Union. Current EU regulations allow a maximum sulphur content of 50 parts per million for gasoline and diesel and an aromatic content in gasoline of 35%. Under a voluntary agreement, the Swedish petroleum industry has undertaken to keep the maximum sulphur content at 10 parts per million for diesel in exchange for beneficial tax levels. The European Union has recently announced even stricter regulations, which will take effect in 2009, restricting the sulphur content of gasoline and diesel to 10 parts per million. In addition, certain legislation and regulations, including with respect to taxation of refined products, that have been implemented in various countries in Europe, including in the United Kingdom and Germany, provide an incentive to us and other refining companies to produce gasoline and diesel with a sulphur content below the minimum required by the EU's 2005 specifications. The overall effect of such legislation is to increase market demand for products with lower sulphur content due to the tax and other benefits that suppliers pass on to purchasers.

        Our existing desulphurization capability enables us now to produce products that meet the EU's 2005 sulphur specifications for gasoline and diesel at both refineries. Both of our refineries also produce certain quantities of virtually sulphur-free (10 parts per million) diesel. To meet the EU's 2005 aromatic specification for gasoline, the isomerization unit at Preemraff Gothenburg has been upgraded at a cost of SEK 365 million ($55 million). Although we have made the necessary investments to meet the future EU specifications, our intention is to make additional investments to further upgrade our refineries. We are constructing an isocracker unit at Preemraff Lysekil, which will enhance Preemraff Lysekil strong market position. The new isocracker unit will enable Preemraff Lysekil to increase its throughput by approximately 14% and produce more virtually sulphur free (10 parts per million) diesel, a product for which there is increasing demand in Europe. After the isocracker unit becomes operational, which, if construction proceeds as contemplated, is expected in the first half of 2006, we intend to decrease our production of heating oil, a lower margin product, and increase our production of diesel, a higher margin product, which we expect will improve our overall refining margins. See "Item 8—Legal Proceedings—Environmental."

Intellectual Property

        Preem Petroleum holds the word and device trademark registrations for Preem and the Preem bear logo in Sweden, Norway, Estonia and Latvia, and the combined word and device mark for Preem and the Preem bear logo in the European Union. Preem Petroleum also holds other Swedish trademark registrations including "Biomil" and "Minima."

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

        We also carry public and products liability insurance for legal liability for personal and property damage to third parties. Our refineries and businesses also are covered by business interruption insurance for interruptions beyond 60 days. We also carry insurance against loss of cargo, the destruction of, or damage to, chartered vessels and equipment in amounts, generally equal to replacement value. From time to time, however, we may not be able to obtain insurance against all risks or for equipment located in some geographic areas. This insurance is subject to deductibles and does not include liabilities or costs and expenses related to cargo carried on ship. Our property and liability insurance does not cover gradual environmental and other damage that was not the result of a sudden, unintended and unexpected insurable accident.

        Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result. Litigation arising from such an event may result in our being named a defendant in lawsuits asserting material claims. We insure ourselves for liability arising from our operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers, compensation protection, and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by us is sufficient to protect us fully in all events, all such insurance is carried at levels of coverage and deductibles that we consider financially prudent. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

  C. Organizational structure

        Preem Petroleum is wholly owned by Preem Holdings, which is wholly owned by Corral Petroleum Holdings which is wholly owned by Moroncha Holdings Company Limited, which, in turn, is wholly owned by Mr. Mohammed Hussein Al-Amoudi. Mr. Al-Amoudi acquired all of the outstanding shares of Preem Petroleum, then called OK Petroleum, in 1994 and its name was changed to Preem Petroleum in 1996.

  D. Property, plants and equipment

Property, plants and equipment

        We own the site near Gothenburg on which Preemraff Gothenburg is located, which consists of 340 acres, and have easements that ensure the refinery's access to the harbors of Torshamnen and Skarvik by way of pipelines. We also own the Preemraff Lysekil refinery and the 470 acres on which the refinery is located, as well as the harbors at Lysekil and Skarvik. Our main storage facilities, which consist of a total of approximately 37 acres, are also located in Sweden. All other properties that we use are leased in accordance with normal market conditions.

Item 5. Operating and Financial Review and Prospects

        The following is a discussion of our results of operations and financial condition for the years ended December 31, 2002, 2003 and 2004. You should read this discussion in conjunction with the Preem Holdings audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Preem Holdings has prepared its audited annual consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Swedish GAAP and U.S. GAAP are set forth in "Item 3—Key Information—A. Selected Financial Data—Principal Differences between Swedish GAAP and U.S. GAAP" included elsewhere in this Annual Report, as well as in note 28 of our audited annual consolidated financial statements. The following analysis contains forward-looking statements about our future revenue, operating results and expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in "Item 3—Key Information—D. Risk Factors" and elsewhere in this Annual Report.

  A. Operating results

Overview of the Business

        We are one of Europe's largest independent oil refining companies and the largest Swedish oil company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany, and, occasionally, to the United States and other markets. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors. In Sweden, we had leading market shares in 2004 in terms of sales volume of approximately 30% in diesel, 40% in heating oil, and 59% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment's share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2004, based on data from the Swedish Petroleum Institute.

        Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of two divisions, a business-to-business division and a station and consumer division. The marketing segment resells refined products, wholesale and retail, primarily in Sweden. In 2004, our supply and refining segment sold approximately 80% (by value) of its products to third parties and 20% to our marketing segment.

        In December 2003, we acquired 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff (the owner of the Preemraff Lysekil) from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, which increased our ownership in Preemraff Lysekil from 75% to 100%. The total consideration includes consideration for capital stock and assumed debt. In addition, we acquired inventory at Preemraff Lysekil owned by Hydro R&M Holdings. The results of operations and cash flows for the year ended December 31, 2004 may not be comparable as a result of this acquisition.

        Pursuant to the Purchase and Sale Agreement, between Preem Petroleum and Norsk Hydro ASA, we have paid for an additional purchase price of $10.5 million, since the synthetic refining margin, as defined in the Purchase and Sale Agreement, has exceeded $3.75 per barrel for the first anniversary of the Purchase and Sale Agreement. The payment is accounted for as an asset on the balance sheet. The maximum amount that may be due under such purchase price adjustment is limited to $20 million for a period through December 17, 2005 and will be fully paid by the end of 2005.

Refining Margins

        Oil refineries measure the financial performance of their operations by their margins. Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products. See "Business—Supply and Refining Operations—Raw Materials" and "—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this Annual Report.

        "Gross refining margin" is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Preemraff Lysekil, that can produce a higher percentage of the lighter, higher-value fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff Gothenburg. "Refining margin" measures the ability of a refinery to cover the variable refining costs of its refining process in addition to the cost of crude oil purchases. Variable refining costs consist of volume-related costs, such as the cost of energy. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Fixed operating costs consist of, among others, maintenance, personnel, insurance and property costs. Net cash margin indicates the cash-generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

        Our refining margins are affected by numerous factors beyond our control, including the supply of and demand for crude oil and refined products, which, in turn, depend on a variety of factors, including the following:

  •
  changes in global economic conditions, including exchange rate fluctuations;

  •
  global demand for oil;

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

        The following tables show the calculation of margins for Preemraff Lysekil and Preemraff Gothenburg for the periods covered by our audited annual consolidated financial statements. In accordance with industry practice, the margins are expressed in dollars per barrel. The information for Preemraff Lysekil shows our share of the refinery's production for the years indicated.

	2002	2003		2004
	$	$	% Change	$	% Change
Preemraff Lysekil
Gross refining margin	1.90	3.86	103%	5.67	47%
Variable refining costs	(0.29)	(0.39)	34%	(0.40)	3%
Refining margin	1.61	3.47	116%	5.27	52%
Fixed operating costs (excluding depreciation)	(0.64)	(0.76)	19%	(0.87)	14%
Net cash margin	0.97	2.71	179%	4.39	62%
Depreciation	(0.41)	(0.48)	17%	(0.61)	27%
Net refining margin	0.56	2.23	298%	3.79	70%
Total production (in 1,000 barrels)	48,118	55,301	15%	70,673	28%
Preemraff Gothenburg
Gross refining margin	1.12	2.18	95%	2.35	8%
Variable refining costs	(0.30)	(0.39)	30%	(0.27)	(31)%
Refining margin	0.82	1.79	118%	2.08	16%
Fixed operating costs (excluding depreciation)	(0.53)	(0.66)	25%	(0.61)	(8)%
Net cash margin	0.29	1.13	290%	1.47	30%
Depreciation	(0.55)	(0.73)	33%	(0.56)	(23)%
Net refining margin	(0.26)	0.40	254%	0.91	128%
Total production (in 1,000 barrels)	36,906	36,700	(1)%	42,133	15%

        As noted above, the gross refining margin at Preemraff Lysekil increased by 47% and the gross refining margin at Preemraff Gothenburg increased by 8% from 2003 to 2004. 2004 was characterized by a very strong price development both on crude oil and finished products. Worldwide demand increased by 3.5% to approximately 82 million barrels a day. While demand for refined products has continued to grow globally, refining capacity growth has been very limited over the course of the last years. For example, Preemraff Lysekil, built in 1976, was the last greenfield refinery built in Western Europe. The outcome of this tighter supply/demand situation has been high utilisation rates at refineries, many of which are running close to full capacity. This, in turn, has resulted in high margins for existing refineries such as Preemraff Lysekil and Preemraff Gothenburg. European production of light, low-sulphur crude oil, such as North Sea crude oil, reached the capacity limit during the course of 2004 and, therefore, the price difference to high-sulphur crude oils, such as Russian crude oil, increased substantially. We are in the favorable position of being able to process lower-priced high-sulphur Russian crude. The price differential between North Sea crude oil and Russian crude oil is normally $1 to $2 per barrel. This price differential reached $9 per barrel at its highest and is currently approximately $5 per barrel. Due to the increased demand for finished products, the refineries operated at maximum capacity during most of 2004 which was the primary factor contributing to the increases in refining margins. Preemraff Lysekil, in particular, is well-equipped to refine high-sulphur crude oils. Preemraff Lysekil was able to take advantage of the considerable price difference between low- and high-sulphur crude oils, which contributed to the continued profitability of the refineries in 2004.

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

        However, during periods of rising crude oil prices the cost of replenishing our crude oil inventories and, thus, our working capital requirements similarly increase. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects. However, in 2004, given the tight supply-demand, balance we were able to increase our refined prices relatively more quickly. As a result, we maintained and improved our gross profit margin in 2004, without adversely affecting our net working capital position.

        We believe that, although the price effect on inventories may impact our results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that, from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices. See "Item 4—Information on the Company—Business Overview—Supply and Refining Operations—Raw Materials" and "—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk" elsewhere in this Annual Report.

Fluctuations in Foreign Currency Exchange Rates

        Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates, specifically translation risk and transaction risk. We are exposed to translation risk because a significant percentage of our sales and expenses are realized and incurred in currencies other than the krona, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the krona. We are exposed to transaction risk because our revenues and costs are denominated in both the dollar and the krona. See "Item 11—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk."

Translation Risk

        Revenues and Expenses.    Substantial portions of our revenues and expenses are recorded in dollars and then translated into kronor for inclusion in our financial statements. Thus, a decline in the value of the dollar against the krona will have a negative affect on our revenues as reported in kronor, that is, the krona-value of our dollar-denominated revenues will decline. Conversely, an increase in the value of the dollar against the krona will have a positive effect on our expenses as reported in kronor, that is, the krona value of our dollar-denominated expenses will increase.

        Inventory.    In the course of our ordinary operations, we store significant amounts of crude oil and refined products, the value of which is denominated in dollars because market prices for crude oil and refined products are typically denominated in dollars. Our total inventories, which are accounted for as part of our current assets, were SEK 4,519 million ($683 million) as of December 31, 2004 and SEK 4,679 million ($708 million) as of December 31, 2003. A decrease in the value of the dollar against the krona will result in a decrease in the value of our inventories, when expressed in kronor. Foreign exchange gains or losses on our inventory are included as part of cost of goods sold.

        Indebtedness.    As of December 31, 2004, approximately 17% of our debt was denominated in dollars, 22% was denominated in kronor, and 61% was denominated in euro, including the existing Preem Holdings notes and the existing Preem Petroleum notes. As a result, a decrease in the value of the dollar or the euro against the krona will result in a decrease in the krona value of our dollar-or euro-denominated indebtedness, respectively. Conversely, an increase in the value of the dollar or the euro against the krona will result in an increase in the krona value of our dollar- or euro-denominated indebtedness, respectively. Foreign exchange gains or losses on our indebtedness are included as part of financial expense, net.

Transaction risk

        We are exposed to transaction risk because our revenues and expenses are denominated in both kronor and dollars. Accordingly, the relative movements of the krona/dollar exchange rate can significantly affect our results of operations. For example, an appreciation of the krona against the dollar may adversely affect our margins to the extent that our krona-denominated revenues do not cover our krona-denominated expenses. This risk is reduced by matching sales revenues and expenses in the same currency, which is generally the practice in our industry given the percentage of purchase and sales contracts that are denominated in dollars.

        In addition, we are exposed to transaction risk in connection with our accounts payable for crude oil purchases. If the dollar changes in value against the krona between the date of purchase and the date of payment, the difference in the krona value of our payment and the krona value of the account payable would be recorded as a foreign exchange gain or loss in our results of operations. We face a similar risk with respect to our accounts receivable for refined product sales.

Results of Operations

Summary

        The following table shows certain items in our consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004.

	2002	2003		2004
	SEK	SEK	% Change	SEK	% Change
Consolidated Statement of Operations Data:
Revenues	42,178	43,030	2%	48,284	12%
Excise duties	(8,855)	(8,241)	(7)%	(8,092)	(2)%
Sales revenue	33,323	34,789	4%	40,192	16%
Cost of goods sold	(31,952)	(33,303)	4%	(36,601)	10%
Gross profit	1,371	1,486	8%	3,591	142%
Selling and administrative expenses	(1,393)	(1,291)	(7)%	(1,228)	(5)%
Other operating income/expenses	(249)	258	4%	269	4%
Operating income	227	453	100%	2,632	481%
Financial expense, net(1)	(191)	(148)	(23)%	(304)	105%
Income (loss) before taxes	36	305	747%	2,328	663%
Income taxes(2)	(180)	(77)	(57)%	(704)	814%
Minority interests	(4)	(2)	(50)%	(2)	0%
Net profit (loss)	(148)	226	253%	1,622	618%

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

        The following table shows the sales revenue and operating income for each of our business segments for each of the years ended December 31, 2002, 2003 and 2004.

	2002	2003		2004
	SEK	SEK	% Change	SEK	% Change
Sales Revenue:
Supply and refining(1)	28,359	31,609	11%	38,595	22%
Marketing(2)	10,285	10,920	6%	9,682	(11)%
International	2,061	—	—	—	—
Exchange rate differences	(169)	(201)	19%	(89)	(56)%
Group eliminations	(7,213)	(7,539)	5%	(7,996)	6%
Total Sales Revenue(3)	33,323	34,789	4%	40,192	16%
Operating Income (loss):
Supply and refining	1,086	966	(11)%	2,843	194%
Marketing(2)	116	106	(9)%	143	35%
International	(68)	—	—	—	—
Other non-allocated income (expense)(4)	(907)	(619)	(32)%	(354)	(43)%
Total Operating Income	227	453	100%	2,632	481%

(1)
Includes sales by our supply and refining segment to our marketing segment of SEK 7,948 million for 2004, SEK 7,498 million for 2003 and SEK 7,184 million for 2002. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our audited annual consolidated financial statements.

(2)
Figures for 2003 include our remaining international operations, including our operations in Norway, which were included in our international segment in 2002. Figures for 2002 are for our Swedish market segment. Because our Norwegian operations were included in our marketing segment in 2003 and our international segment in 2003 and 2002, sales revenues and operating income of our marketing segment in 2003 and 2002 are not directly comparable. Our Norwegian operations had sales revenue of SEK 93 million and an operating loss of SEK 5 million in 2003, compared to sales revenue of SEK 113 million and an operating loss of SEK 6 million in 2002.

(3)
Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(4)
In order to evaluate the performance of our segments, we allocate certain items as "non-allocated income (expense)." Specifically, we include in non-allocated income (expense) our "corporate cost center" and foreign exchange gains or losses related to our inventory and our accounts payable /receivable. Our corporate cost center includes administrative and personnel-related expenses.

        Our revenues include excise duties, which are taxes on petroleum products, that we collect at the point of sale and remit monthly, primarily to the Swedish government. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. Sales revenue also includes foreign exchange gains or losses on our accounts receivable. In this discussion, we have provided sales revenue figures for our supply and refining segment and our marketing segment. The sales revenue of our supply and refining segment includes inter-company sales to the marketing segment and the sales revenue of our marketing segment includes the sales revenue received on the resale of such refined products. The inter-company sales between our supply and refining segment and our marketing segment are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our supply and refining segment properly reflects the results of these segments for purposes of comparison. These inter-company sales have been eliminated in our annual audited consolidated financial statements.

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

        Gross profit is our sales revenue less the cost of goods sold. At times, due to market forces, the crude oil and/or refined product price curve is in "contango," meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. As long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

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

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings in the form of a book-entry dividend, which, for Swedish tax purposes, is referred to as a group contribution. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders' equity, which includes net profit earned during the year, shown on a consolidated and stand-alone basis and an amount that, given due consideration to the financing needs of the group, its liquidity or financial position, would not contravene sound business principles. The group contribution is simultaneously offset by an equity contribution from Corral

Petroleum Holdings. The excess of the group contribution, if any, over the equity contribution represents a true dividend payable in cash. We paid income taxes in cash of SEK 17 million in 2002, SEK 4 million in 2003 and SEK 4 million in 2004. The amounts recorded as income taxes in our results of operations represent the income taxes that we would have paid had we not made a group contribution. We follow the same strategy at Preem Holdings and Preem Petroleum to minimize the amount of income taxes that each entity pays. We cannot assure you that we will be able to employ this tax optimization strategy in the future. If we are unable to employ this strategy, we would be required to pay income taxes in cash to the Swedish government on our taxable income.

        Minority interests as of December 31, 2004 principally reflect the interest of Vattenfall AB in Preem Gas AB. Prior to April 2002, minority interests reflected the interests of Hydro R&M Holdings AB, an affiliate of Norsk Hydro ASA, in Skandinaviska Raffinaderi AB Scanraff. In April 2002, we began accounting for our ownership in Preemraff Lysekil using the proportional method instead of the purchase method. The proportional method resulted in the inclusion of only 75% of the revenues, expenses, assets and liabilities attributable to Preemraff Lysekil. The purchase method would have resulted in the inclusion of 100% of the revenues, expenses, assets and liabilities attributable to Preemraff Lysekil, with corresponding minority interests recorded in the income statement and balance sheet, as applicable, to account for the 25% owned by Hydro R&M Holdings.

Year ended December 31, 2004 compared to the year ended December 31, 2003

        Revenues.    Our revenues for the year ended December 31, 2004 were SEK 48,284 million, an increase of SEK 5,254 million, or approximately 12%, from SEK 43,030 million for the year ended December 31, 2003. This increase is primarily attributable to the increase in market prices for refined products and to some extent to higher sales volumes attributable to our acquisition of the remaining 25% of Preemraff Lysekil which we did not previously own in December 2003. Average refined product prices in dollars in 2004 were approximately 34% higher than in 2003. Sales volumes in 2004 were 568,000 cubic meters, or 3% higher than in 2003. The increase in the prices of refined products and our sales volume was offset to a large extent by a 10% decrease in the average dollar to krona exchange rate compared to 2003.

        Sales revenue.    Sales revenue for the year ended December 31, 2004 was SEK 40,192 million, an increase of SEK 5,403 million, or approximately 16%, from SEK 34,789 million for the year ended December 31, 2003. This increase is primarily a result of, and in the same proportions as, the factors discussed above. Sales revenue for our Supply and Refining Segment increased by 22% from SEK 31,609 million in 2003 to SEK 38,595 million in 2004. Sales revenue for our Marketing Segment decreased, however, by 11% from SEK 10,920 million to SEK 9,682 million. The decrease in our sales revenue in our Marketing Segment is due primarily to a decrease in sales volume, in particular fuel oil and heating oil volumes have declined in relation to alternative heating methods in Sweden.

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2004 was SEK 36,601 million, an increase of SEK 3,298 million, or approximately 10%, from SEK 33,303 million for the year ended December 31, 2003. The increase was attributable to a 32% increase in average crude oil prices and a 3% increase in our sales volumes, which was offset to a large extent by a 10% decrease in the average dollar to krona exchange rate in 2004, compared to 2003. The increase in the costs of goods sold was mitigated to the extent that we were able to process the lower-priced Russian crude, particularly, as the spread has widened between the cost of lower-priced Russian crude and more expensive Brent or other light crude. In addition, the decreased transit time allows us to receive shipments of Russian crude oil well in advance of the date on which we are required to remit payment.

        Gross profit.    Gross profit for the year ended December 31, 2004 was SEK 3,591 million, an increase of SEK 2,105 million, or approximately 142%, from SEK 1,486 million for the year ended December 31, 2003. This increase was primarily a result of higher refining margins and sales margins, and the price gains on our inventories due to the strong increase in market prices, compared to 2003 and the acquisition of the remaining 25% of Preemraff Lysekil which we did not previously own in December 2003.

        Selling and administrative expenses.    Selling expenses for the year ended December 31, 2004 were SEK 777 million, a decrease of SEK 35 million, or approximately 4%, from SEK 812 million for the year ended December 31, 2003. The decrease in selling expenses is primarily an effect of lower amortization of goodwill and lower costs for advertising and direct marketing in our Marketing Segment compared to 2003. Administrative expenses for the year ended December 31, 2004 were SEK 451 million, a decrease of SEK 28 million, or approximately 6%, from SEK 479 million for the year ended December 31, 2003. The decrease is primarily a result of our disposal of our Norwegian operations and lower costs for pensions and labor market insurance compared to 2003.

        Other operating income.    Our other operating income for the year ended December 31, 2004 was SEK 285 million, an increase of SEK 17 million, or approximately 6%, from SEK 268 million for the year ended December 31, 2003. The increase in other operating income is primarily attributable to capital gains on sales of assets and to higher portions of other operating income in our refinery in Lysekil, after the acquisition of the remaining 25% from Norsk Hydro ASA on December 17, 2003. The increase in other operating income is to some extent offset by decreased sales of waste heat from our refinery in Gothenburg to the City of Gothenburg.

        Other operating expenses.    Other operating expenses for the year ended December 31, 2004 were SEK 16 million, an increase of SEK 6 million, or approximately 60%, from SEK 10 million for the year ended December 31, 2003. For the year ended December 31, 2004, SEK 8 million, net, is attributable to the sale of our Norwegian operations and SEK 8 million is attributable to costs in connection with our disposal of our heating service operations. For the year ended December 31, 2003, SEK 10 million is attributable to losses in accounts receivables in connection with the sale of our Polish operations.

        Operating income (loss).    Operating income for the year ended December 31, 2004 was SEK 2,632 million, an increase of SEK 2,179 million, or approximately 481%, from SEK 453 million for the year ended December 31, 2003. The operating income of our Supply and Refining Segment was SEK 2,843 million for the year ended December 31, 2004, an increase of SEK 1,877 million, or approximately 194%, from SEK 966 million for the year ended December 31, 2003. This increase was primarily a result of higher refining margins and sales margins and to the price gains on our inventories due to the strong increase in market prices, compared to 2003. Our Marketing Segment generated an operating income of SEK 143 million for the year ended December 31, 2004, an increase of SEK 37 million, or approximately 35%, from SEK 106 million, for the year ended December 31, 2003. The increase in the Marketing Segment's operating income was primarily a result of lower selling and administration costs, as compared to 2003.

        Financial expense, net.    Our financial expense, net, for the year ended December 31, 2004 was SEK 304 million, an increase of SEK 156 million, or approximately 105%, from SEK 148 million for the year ended December 31, 2003. This increase was mainly attributable to a decrease in our foreign exchange gains on our financial assets and liabilities of SEK 74 million, from a gain of SEK 276 million in 2003 to a gain of SEK 202 million in 2004 on our senior secured notes and on our net U.S dollar-denominated indebtness as a result of a decline in exchange rates of the dollar and to some extent the euro and an increase in interest expenses of SEK 95 million as a result of an increase in average indebtness in 2004 compared to 2003 and the €100 million of existing Preem Petroleum notes issued on May 10, 2004.

        Income taxes.    Income taxes for the year ended December 31, 2004 were SEK 704 million, an increase of SEK 627 million, or approximately 814%, from SEK 77 million for the year ended December 31, 2003. The increase is attributable primarily to higher taxable income in 2004. The amounts recorded as income taxes do not represent income taxes that we paid in cash. Instead, they represent the income taxes that we would have paid had we not made a group contribution to our parent company.

        Minority interests.    Minority interests for the year ended December 31, 2004 were SEK 2 million and SEK 2 million for the year ended December 31, 2003.

        Net profit (loss).    Net profit for the year ended December 31, 2004 was SEK 1,622 million, an improvement of SEK 1,396 million, or approximately 618%, from SEK 226 million for the year ended December 31, 2003, primarily as a result of the factors discussed above.

Year ended December 31, 2003 compared to the year ended December 31, 2002

        Revenues.    Our revenues for the year ended December 31, 2003 were SEK 43,030 million, an increase of SEK 852 million, or approximately 2%, from SEK 42,178 million for the year ended December 31, 2002. Excluding the effect of the sale of our Polish operations, revenues would have increased by SEK 2,800 million, or approximately 7%. This increase is primarily attributable to the increase in market prices for refined products and to higher sales volumes. Average refined product prices in dollars in 2003 were approximately 20% higher than in 2002. Sales volumes in 2003 were 1,788,000 cubic meters, or 11% higher than in 2002. The increase in the prices of refined products and our sales volume was offset to a large extent by a 17% decrease in the average dollar to krona exchange rate compared to 2002 and to the effects of the sale in 2002 of our interest in Greenergy Fuels Limited.

        Sales revenue.    Sales revenue for the year ended December 31, 2003 was SEK 34,789 million, an increase of SEK 1,466 million, or approximately 4%, from SEK 33,323 million for the year ended December 31, 2002. Excluding the effect of the sale of our Polish operations, sales revenue would have increased by SEK 3,414 million, or approximately 11%. This increase is primarily a result of, and in the same proportions as, the factors discussed above. Sales revenue for our supply and refining segment increased by 11% from SEK 28,359 million in 2002 to SEK 31,609 million in 2003. Sales revenue for our marketing segment increased by 6% from SEK 10,285 million to SEK 10,920 million. The increases in our sales revenue in our two segments are due primarily to an increase in average refined product prices and higher sales volume because our Norwegian operations were included in our marketing segment.

        Cost of goods sold.    Cost of goods sold for the year ended December 31, 2003 was SEK 33,303 million, an increase of SEK 1,351 million, or approximately 4%, from SEK 31,952 million for the year ended December 31, 2002. Excluding the effect of the sale of our Polish operations, cost of goods sold would have increased by SEK 3,244 million, or approximately 11%. The increase was attributable to a 15% increase in average crude oil prices and an 11% increase in our sales volumes, which was offset to a large extent by a 17% decrease in the average dollar to krona exchange rate in 2003, compared to 2002.

        Gross profit.    Gross profit for the year ended December 31, 2003 was SEK 1,486 million, an increase of SEK 115 million, or approximately 8%, from SEK 1,371 million for the year ended December 31, 2002. Excluding the effect of the sale of our Polish operations, gross profit would have increased by SEK 170 million, or approximately 13%. This increase was primarily a result of an increase in our sales volumes and higher refining margins.

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

        Other operating income.    Our other operating income for the year ended December 31, 2003 was SEK 268 million, an increase of SEK 16 million, or approximately 6%, from SEK 252 million for the year ended December 31, 2002. The increase in other operating income is primarily a result of increased sales of waste heat from our Preemraff Gothenburg refinery to the City of Gothenburg.

        Other operating expenses.    Other operating expenses for the year ended December 31, 2003 were SEK 10 million, an increase of SEK 7 million, or approximately 233%, from SEK 3 million for the year ended December 31, 2002. The increase is primarily attributable to a bad-debt provision of SEK 10 million of accounts receivable related to the sale of our operations in Poland.

        Operating income (loss).    Operating income for the year ended December 31, 2003 was SEK 453 million, an increase of SEK 226 million, or approximately 100%, from SEK 227 million for the year ended December 31, 2002. Excluding the effect of the sale of our Polish operations, operating income would have increased by SEK 173 million, or approximately 62%. This increase was primarily attributable to a decrease in our non-allocated expense of SEK 288 million, or approximately 32%. The decrease in our non-allocated expense was due primarily to an increase in the net foreign exchange gain on our accounts payable/receivable, as well as a slight increase in expenses allocated to our corporate cost center and a slight decrease in foreign exchange losses on our inventory.

        The operating income of our supply and refining segment was SEK 966 million for the year ended December 31, 2003, a decrease of SEK 120 million, or 11%, from SEK 1,086 million for the year ended December 31, 2002. This decrease in operating income was primarily a result of lower price gains (as expressed in dollars) on our inventory in 2003 compared to 2002. Operating income for our marketing segment was SEK 106 million, a decrease of SEK 10 million, or approximately 9%, from SEK 116 million for the year ended December 31, 2002. Because our Norwegian operations were included in our marketing segment in 2003 and our international segment in 2002, operating income of our marketing segment in 2003 and 2002 is not directly comparable. The decrease in the marketing segment's operating income was primarily a result of lower sales margins compared to the year 2002.

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

Recently issued accounting standards

        In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling, costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for Company for inventory costs incurred on or after January 1, 2006.

        In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

Critical accounting policies

        Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Swedish GAAP and U.S. GAAP are discussed in "Selected Financial Data" included elsewhere in this Annual Report, as well as in note 28 to our audited annual consolidated financial statements, also included elsewhere in this Annual Report.

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

Capitalized Turnaround Costs

        We record the cost of major scheduled refinery maintenance ("turnarounds") as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants had issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would have required major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position had been adopted, we would have been required to write off the balance of our deferred maintenance costs, which totaled SEK 214 million at December 31, 2004 and expense future costs as incurred. The FASB recently voted not to clear this proposed Statement of Position and will consider adding a project to its agenda to address cost capitalization and depreciation issues.

Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the value of these inventories had been $1 per barrel lower at December 31, 2004, we would have been required to make a further write down of the value of our inventories of approximately SEK 111 million in addition to the SEK 223 million we already made. Thus, if refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

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

Adoption of International Financial Reporting Standards ("IFRS")

        To comply with European Union legislation, we will be required to present our 2007 financial statements in accordance with IFRS as published by the International Accounting Standards Board ("IASB"). We are in the process of reviewing the related required changes to the format of financial statements, accounting policies and systems, and assessment of the impacts of IFRS on key performance indicators and broader commercial issues.

Related party transactions

        We have entered into transactions with related parties and affiliates. For a discussion of related-party transactions, please see "Item 7—B. Related Party Transactions" included elsewhere in this Annual Report.

  B. Liquidity and capital resources

Overview

        Our primary cash requirements include funding construction, purchase of feedstocks, upgrade and maintenance projects, servicing indebtedness and general working capital needs. Our primary sources of liquidity are available cash reserves, internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash and short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. We believe that our working capital is sufficient for our present requirements. As of December 31, 2004 we had cash and cash equivalents of SEK 724 million ($109 million) and approximately SEK 4,269 million ($646 million) available under our unutilized credit facilities.

Cash flow

	2002 SEK	2003 SEK	2004 SEK
	(in millions)
Cash flow from operating activities before changes in working capital	424	872	3,423
Cash flow in working capital	424	872	3,423
Decrease (increase) in inventories	152	(1,143)	(63)
Decrease (increase) in current receivables	(429)	935	63
(Decrease) increase in liabilities	47	(247)	(104)
Cash flow from operating activities	194	417	3,319
Cash flow used in investment in intangible fixed assets	(1)	0	0
Cash flow used in investment in tangible fixed assets	(1,028)	(720)	(1,216)
Cash flow used in investment activities	(1,008)	(1,772)	(1,409)
Cash flow (used in)/provided by financing activities	319	1,527	(1,819)
Cash flow of the year	(495)	172	91

        Cash flow in 2004 benefited from the sale of the refined product inventory which was acquired from Hydro R&M Holdings in connection with our acquisition of its 25% interest in Preemraff Lysekil. Our ability to purchase and process Russian crude oil has enabled us to reduce the time of transit. Decreased transit time allows us to receive shipments of Russian crude oil typically well in advance of the date on which we are required to remit payment. The combined effect of these factors has been to positively impact our net working capital position.

        The 293% increase in our cash flow from operating activities before changes in working capital from 2003 to 2004 resulted from an increase in income from operations to SEK 2,328 million in 2004, compared to SEK 305 million in 2003, a decrease in unrealized exchange gains to SEK 164 million in 2004, compared to SEK 295 million in 2003 and an increase in depreciation of surplus values of SEK 93 million, which was primarily a result of our 25% investment in Preemraff Lysekil as of December 17, 2003. The 106% increase in our cash flow from operating activities before changes in working capital from 2002 to 2003 resulted from an increase in income from operations of SEK 305 million in 2003 compared to SEK 36 million in 2002 and an unrealized exchange gain of SEK 295 million in 2003 compared to an unrealized exchange gain of SEK 493 million in 2002.

        The 696% increase in our cash flow from operating activities from 2003 to 2004 was primarily attributable to the same factors discussed above. The 115% increase in our cash flow from operating activities from 2002 to 2003 was primarily attributable to a decrease in current receivables of SEK 1,364 million. The decrease in current receivables was attributable to an increase in sales in December 2002, which, in turn, resulted from unusually cold weather and anticipation of an increase in energy tax rates that took effect on January 1, 2003. The decrease in current receivables was offset to a large extent by an increase in inventory of SEK 1,295 million which was primarily attributable to an increase in goods in transit, which are included in our inventory volumes, and to the acquisition of oil inventory from Hydro R&M Holdings in connection with our acquisition of its 25% interest in Preemraff Lysekil.

        The 20% decrease in cash flow used in investment activities from 2003 to 2004 was attributable to our 25% acquisition of Preemraff Lysekil in 2003 which was to some extent offset by an increase in investment in Plant and Machinery in connection with the ongoing construction of a new isocracker unit at Preemraff Lysekil. The 76% increase in our cash flow used in investing activities from 2002 to 2003 was due primarily to our acquisition of 25% of Preemraff Lysekil. The 219% decrease in cash flow used in financing activities is attributable to an increase of payments of loans to credit institutions of SEK 3,064 million in 2004 compared to SEK 1,972 million in 2003. The 379% increase in cash flow provided by financing activities from 2002 to 2003 was due primarily to the financing that we obtained in connection with our acquisition of 25% of Preemraff Lysekil. We collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them to the Swedish government. Excise duties were SEK 8,092 million in 2004 compared to SEK 8,241 million in 2003 and SEK 8,855 million in 2002. The delay between the time we collect these funds and the time we are required to remit them to the respective government enables us to use the cash to finance a significant portion of our working capital needs.

        We recently completed certain transactions in order to facilitate the payment of a distribution to our ultimate shareholder, Mr. Al-Amoudi. In February 2005, Preem Holdings loaned SEK 353 million ($53 million) to Corral Petroleum Holdings. Corral Petroleum Holdings, in turn, used these proceeds to repay SEK 353 million ($53 million) of a loan from Mr. Al-Amoudi. On March 18, 2005, Preem Holdings made a cash group contribution of SEK 845 million ($128 million) to Corral Petroleum Holdings. Those proceeds were used by Corral Petroleum Holdings to repay (i) the loan of SEK 353 million ($53 million) from Preem Holdings and (ii) SEK 492 million ($74 million) of a loan from Mr. Al-Amoudi.

Future capital needs and resources and capital expenditures

        As of December 31, 2004, we had obligations to pay in 2005 approximately SEK 184 million of maturing long-term debt and approximately SEK 102 million in operating lease obligations. Furthermore, in 2005, we intend to make additional investments to further upgrade our refineries. We intend to fund these expenditures from available cash reserves, internally generated cash flow from operating activities and amounts available under our unutilized credit facilities.

        Preem Petroleum made capital expenditures of SEK 1,216 million ($184 million) for the year ended December 31, 2004, SEK 720 million ($109 million) for the year ended December 31, 2003 and SEK 1,028 million ($155 million) for the year ended December 31, 2002. These expenditures were funded from available cash reserves, internally generated cash flow from operating activities and long-term debt. Most of Preem Petroleum's capital expenditures in these years related to smaller scale modernization and improvements to increase the safety, efficiency and reliability of its refineries. In order to meet the EU Year 2005 aromatic specification for gasoline, the isomerization unit at Preemraff Gothenburg has been upgraded at a cost of SEK 365 million ($55 million). The upgrade was completed in the third quarter of 2002. In 2003, a mild hydro-cracker unit was installed at Preemraff Gothenburg during the regular turnaround maintenance period, which has enabled the refinery to upgrade part of its heavy oil production to environmentally classified diesel. The unit required an investment of approximately SEK 88 million ($13 million). In addition, Preemraff Lysekil installed a new plant for the recovery of petrol gas in connection with the loading of refined products onto tankers, which required an investment of SEK 40 million ($6 million). Our capital expenditures related to major turnaround maintenance amounted to SEK 186 million ($28 million) at Preemraff Lysekil in 2002 (which represents our 75% share of total capital expenses of SEK 248 million ($38 million) and amounted to SEK 150 million ($23 million) at Preemraff Gothenburg in 2003. We have applied to the Swedish authorities for permission to perform the major turnaround maintenance at Preemraff Lysekil and Preemraff Gothenburg every five years, instead of every four. If we receive final permission from the Swedish authorities for this change, the next major turnaround maintenance will be in 2007 at Preemraff Lysekil and 2008 at Preemraff Gothenburg.

        In connection with the construction of the isocracker unit, we have material purchase obligations. We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million ($529 million). Of this amount, we have paid SEK 817 million ($124 million) as of December 31, 2004, and we expect that approximately SEK 2,913 million ($441 million) will be paid in total by December 31, 2005. We expect that, if construction proceeds as contemplated, the new unit will become operational in the first half of 2006. Currently, we believe that construction is proceeding at a rate which is slightly under budget and slightly ahead of schedule.

        Also in connection with the isocracker unit, we are expanding the capacity of the Lysekil harbor and increasing the desulphurization capacity of Preemraff Lysekil. These improvements will allow us to take advantage of the additional capacity provided by the new isocracker unit and enable us to process up to 100% lower-priced high sulphur Russian crude at Preemraff Lysekil. We estimate that the aggregate cost of such improvements will be SEK 300 million ($45 million) and will be incurred during 2005.

Description of Indebtedness

        Indebtedness other than the shareholder loan.    As of December 31, 2004, we had total debt of SEK 5,992 million ($906 million). As of December 31, 2004, our long-term debt was SEK 5,243 million ($793 million) on a consolidated basis. As of December 31, 2004, we had current debt of SEK 749 million ($113 million), which included the current portion of our long-term debt of SEK 184 million ($28 million). These loans and facilities are provided by various international banks. Our indebtedness (excluding the shareholder loan, which does not bear interest) bore interest at a weighted average rate per year of 8.0% as of December 31, 2004.

        Preem Petroleum entered into the Credit Facility pursuant to a Facilities Agreement dated June 28, 2004, as amended and restated by an amendment and restatement agreement dated December 2, 2004, among Preem Petroleum, as borrower, Preem Holdings, as guarantor, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken AB (publ), as mandated lead arrangers, certain financial institutions, as lenders, and SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent. The Credit Facility provides Preem Petroleum with €300 million (or the equivalent thereof in other currencies) of revolving credit and term loan facilities comprised of a €150 million term loan facility and a €150 million multi-currency revolving credit facility. Loans under the Credit Facility may be used for financing the construction of a new isocracker unit at Preemraff Lysekil or for general corporate purposes. In March 2005, Preem Petroleum drew down $50 million under the Credit Facility for general corporate purposes. See "Credit Facility" below.

Long-term debt

        As of December 31, 2004, we had long-term debt (including drawings under our bank overdraft facility, the existing Preem Petroleum notes and the existing Preem Holdings Notes, but excluding SEK 184 million of the current portion of long-term debt and the shareholder loan) of SEK 5,243 million. All of this indebtedness is unsecured, except the existing Preem Holdings notes. The following credit facilities relate to long-term debt owed to a variety of banks:

  •
  a $50 million term loan facility to Preem Petroleum, guaranteed by a commercial bank (of which $50 million was outstanding as of December 31, 2004). The loan matures on January 10, 2006.

  •
  a $25 million revolving credit facility to Preem Finans, guaranteed by Preem Petroleum (of which $25 million was drawn as of December 31, 2004). This facility is available until January 25, 2010.

  •
  a $55 million term loan facility to Preem Petroleum (of which $55 million was outstanding as of December 31, 2004). The loan matures on June 28, 2010.

  •
  a SEK 300 million term loan facility to Preem Finans (of which SEK 300 million was outstanding as of December 31, 2004). The loan matures on March 11, 2007.

  •
  a SEK 200 million term loan facility to Preem Petroleum (of which SEK 200 million was outstanding as of December 31, 2004). The loan matures on December 1, 2009.

  •
  a SEK 235 million term loan facility to Preem Petroleum (of which SEK 235 million was outstanding as of December 31, 2004). The loan matures on March 1, 2010.

The existing Preem Petroleum notes

        The existing Preem Petroleum notes mature on May 15, 2014, are contractually subordinated in right of payment to all senior indebtedness of Preem Petroleum, are otherwise equal in right of payment to all other indebtedness of Preem Petroleum and senior in right of payment to all existing and future indebtedness of Preem Petroleum that is expressly subordinated in right of payment to the existing Preem Petroleum notes. The existing Preem Petroleum notes, of which €100 million was outstanding as of December 31, 2004, are also guaranteed on a senior basis by Preem Holdings.

        The Preem Petroleum Indenture contains a restricted payments covenant which sets forth the conditions under which Preem Holdings, Preem Petroleum and any of their restricted subsidiaries (as defined in the Preem Petroleum Indenture) may make restricted payments. Certain provisions of the restricted payments covenant, such as the definition consolidated net income, net cash proceeds from the sale of capital stock or from capital contributions, indebtedness converted into capital stock, restricted investments, indebtedness and consolidated coverage ratio, are substantially similar to those applicable to the existing Preem Holdings notes. The other terms of the covenants and other provisions applicable to Preem Holdings as the guarantor of the existing Preem Petroleum notes (including, for example, covenants relating to change of control, redemption rights, incurrence of indebtedness and asset disposition) are also substantially similar to those applicable to the existing Preem Holdings notes. The other terms of the covenants and other provisions applicable to Preem Pretroleum as the issuer of the existing Preem Petroleum notes and Preem Holdings as the guarantor of the existing Preem Petroleum notes their restricted subsidiaries contained in the indenture relating to the existing Preem Petroleum notes (including, for example, covenants relating to change of control, redemption rights, incurrence of indebtedness and asset disposition) are also substantially similar to those applicable to the existing Preem Holdings notes. The existing Preem Holdings notes will be structurally subordinated to the existing Preem Petroleum notes but only to the extent that Preem Petroleum does not merge with or otherwise transfer assets to Preem Holdings.

The existing Preem Holdings notes

        The existing Preem Holdings notes, of which €305 million was outstanding as of December 31, 2004, will mature on March 31, 2011 and constitute senior secured debt of Preem Holdings. The existing Preem Holdings notes are secured by a security assignment of the inter-company loan of SEK 2,277 million from Preem Holdings to Preem Petroleum and by a pledge of all of the outstanding share capital of Preem Petroleum. The existing Preem Petroleum notes will mature in 2014 and will be subordinated debt of Preem Petroleum and guaranteed on a senior basis by Preem Holdings.

        The Preem Holdings Indenture contains a restricted payments covenant which sets forth the conditions when Preem Holdings and its restricted subsidiaries (as defined in the Preem Holdings Indenture) may make restricted payments. Certain provisions of the restricted payments covenant, such as the definition consolidated net income, net cash proceeds from the sale of capital stock or from capital contributions, indebtedness converted into capital stock, restricted investments, indebtedness and consolidated coverage ratio, are substantially similar to those applicable to the Notes.

        For further information regarding the existing Preem Holdings notes, see our Registration Statement on Form F-4, filed with the Securities and Exchange Commission on July 24, 2001.

Credit Facility

        Preem Petroleum is the borrower, and Preem Holdings is the guarantor, under the Credit Facility. The Credit Facility provides Preem Petroleum with €300 million (or the equivalent thereof in other currencies) of revolving credit and term loan facilities comprised of a €150 million term loan facility and a €150 million multi-currency revolving credit facility. Preem Petroleum must repay any loan outstanding under the term loan facility by June 27, 2009, and it must repay any loan outstanding under the multi-currency revolving credit facility on a date agreed to at the time of any drawdown; provided that all loans under the multi-currency revolving credit facility must be repaid by June 27, 2007. Loans under the Credit Facility may be used for financing the construction of a new isocracker unit at Preemraff Lysekil or for general corporate purposes.

        Under the Credit Facility, the interest rate for each loan facility varies based on an applicable margin, which is an agreed percentage determined by reference to Preem Petroleum's debt/equity ratio, over the inter-bank offered rate for the relevant currency. The Credit Facility contains various restrictions, including limitations on Preem Petroleum's debt/equity and cashflow/gross interest ratios, and limits on the amount of group contributions that may be retained by Preem Holdings in any given year. The Credit Facility also includes prohibitions on the disposal of assets by Preem Holdings and its subsidiaries, and other restrictions typical for transactions of this nature. The Credit Facility constitutes senior indebtedness for purposes of the indenture governing the existing Preem Petroleum notes. The Credit Facility contains standard events of default, including non-payment and breach of the financial or other covenants. Drawdowns under the term loan facility must be supported by a certification from Preem Petroleum's auditors to the effect that the drawdown is in accordance with the agreed budget for the construction of the isocracker.

        In addition, under the Credit Facility, Preem Holdings must ensure that 50% of the Net Group Contributions (defined below) in any financial year is made available to Preem Petroleum by way of equity contributions or subordinated loans to Preem Petroleum. "Net Group Contribution" refers to the Swedish tax contribution paid by Preem Petroleum to Preem Holdings as a dividend each year less any charges. Charges include any amounts required by Preem Holdings to make interest payments under the existing Preem Holdings notes, any hedging costs, any other costs incurred by Preem Holdings up to a maximum of €3 million per annum and additional working capital up to a maximum of €7 million per annum. The Credit Facility also contains other restrictions and prohibitions that could limit both Preem Petroleum's and Preem Holdings' ability to distribute cash.

        In March 2005, Preem Petroleum drew down $50 million under the Credit Facility for general corporate purposes. In addition, for a discussion of the currency denomination and interest rate variability of our credit arrangements, see "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk."

Bank overdraft

        As of December 31, 2004, we had no drawings under an overdraft facility of SEK 246 million.

Current debt

        As of December 31, 2004, we had current debt of SEK 749 million (including SEK 184 million of the current portion of long-term debt), and SEK 565 million available under our unutilized short-term credit facilities.

        Ranking of our indebtedness.    The following table shows the breakdown of our total indebtedness, as of December 31, 2004 (excluding the shareholder loan and any other inter-company indebtedness and on a non-consolidated basis).

	As of December 31, 2004 as adjusted
Borrower	Current debt	Long-term debt	Total debt
	(SEK in millions)
Preem Holdings	—	2,747	2,747
Preem Petroleum	565	2,030	2,595
Subsidiaries of Preem Petroleum	184	466	650

Total	749	5,243	5,992

        The SEK 2,747 million of total debt of Preem Holdings represents the outstanding existing Preem Holdings notes. This indebtedness is structurally subordinated to the indebtedness of Preem Petroleum and its subsidiaries. Similarly, the indebtedness of Preem Petroleum is structurally subordinated to the indebtedness of its subsidiaries.

        Our other current debt bore interest at a weighted-average rate per year of 2.5% as of December 31, 2004.

Shareholder loan

        Preem Holdings owes SEK 242 million to Corral Petroleum Holdings in the form of an interest-free, subordinated shareholder loan, which has no maturity date and may not be repaid while the existing Preem Holdings notes or the existing Preem Petroleum notes are outstanding. The shareholder loan has been contractually subordinated to the existing Preem Holdings notes, the existing Preem Petroleum notes and to the Preem Holdings' Guarantee. The shareholder loan cannot be amended without the prior consent of the trustee for the existing Preem Holdings notes and the trustee for the existing Preem Petroleum notes.

Inter-company loan

        Preem Petroleum owes Preem Holdings SEK 2,277 million in the form of an interest-free, subordinated inter-company loan, which matures on March 31, 2011, the same date on which the existing Preem Holdings notes mature, and is subject to a 179-day standstill period. The inter-company loan has been pledged to the trustee for the existing Preem Holdings notes as security for the obligations of Preem Holdings under the existing Preem Holdings notes. The inter-company loan cannot be amended without the prior consent of the trustee for the existing Preem Holdings notes.

Long-Term Financial Obligations and Other Commercial Commitments

        The following table summarizes the contractual principal maturities of long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2004.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of SEK)
Shareholder Loan	242	—	—	—	242
Existing Preem Petroleum notes	901	—	—	—	901
Existing Preem Holdings notes	2,747	—	—	—	2,747
Other long-term debt obligations	1,779	184	631	200	764
Capital lease obligations	—	—	—	—	—
Operating lease obligations	547	102	218	146	81
Purchase obligations	1,100	1,100	—	—	—
Credit Facility(1)	—	—	—	—	—
Bank overdraft facilities	—	—	—	—	—
Other long-term liabilities reflected on our balance sheet	—	—	—	—	—
Total	7,316	1,386	849	346	4,735

(1)
In March 2005, Preem Petroleum drew down $50 million under the Credit Facility.

Restrictions on transfers of funds

        Preem Holdings is a holding company. As a holding company, to meet its debt service and other obligations, it is dependent upon contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum. Substantially all of the present assets of Preem Holdings consist of 100% of the share capital of Preem Petroleum and loans to Preem Petroleum made in connection with the offering of the existing Preem Holdings notes. The ability of the subsidiaries of Preem Holdings to pay group contributions, dividends and make other payments to it may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject.

  C. Research and development, patents and licenses, etc.

        None

  D. Trend information

        Exchange rates.    During the course of 2003 and 2004, the value of the dollar against both the krona and the euro declined significantly.

        Rising crude oil prices.    Crude oil prices have increased significantly (with some volatility) since the beginning of 2002. This trend has continued into 2005, as a result of low inventory levels (particularly in the United States), increased demand due to, among other factors, a second consecutive colder-than-normal winter in the United States, and speculation in the oil futures market.

        Ability to process lower-priced, high-sulphur Russian crude.    As a result of improvements and investments in our Preemraff Lysekil refinery, we are able to process higher volumes of lower-priced, high sulphur Russian crude. We therefore lower our cost of goods sold and realize a benefit to our working capital. In the past, we purchased relatively larger quantities of Iranian crude which, due to transportation requirements, resulted in a considerable time lag between our purchases of crude oil and its delivery and the ultimate sale in the form of refined products. As we are now purchasing relatively larger volumes of Russian crude, in contrast, we receive shipments within three days, which means we can refine the crude and get the finished product to market more quickly, sometimes before we are even required to make payment for such crude. This reduction in transport time, and its positive effect on our use of capital, has positively affected our cash flow and reduced our working capital requirements. We are also able to produce the same finished product using the lower-priced Russian crude. Accordingly, as spreads widen between the costs of Brent and Russian crude oil, net income will be positively affected.

        Continuing strong margins.    Industry margins may be volatile in the future, depending primarily on price movements for crude oil and refined products, international political and economic developments, and other factors. In the short term, however, we expect our refining margins to remain strong due to, among other factors, low worldwide inventory levels for refined products and increasing demand for refined products that, to date, has outpaced increasing production.

        Shift in refined product demand.    Legislation and regulations, including with respect to taxation of refined products, have been implemented in various countries in Europe, including in Sweden, the United Kingdom and Germany, which provide an incentive to us and other refining companies to produce gasoline and diesel with a sulphur content at or below the minimum required by the EU's 2005 specifications. The overall effect of such legislation is to increase market demand for, among other products, low-sulphur diesel due to the tax and other benefits that suppliers can pass on to consumers. An increase in transit commercial traffic and a growing trend to switch from gasoline to diesel cars in western Europe have also contributed to the increase in demand for diesel. The recent increase in demand for low-sulphur diesel has been complemented by a decrease in demand for heating oil in Sweden, where there has been a shift toward electricity as a preferred source for home heating. After the isocracker unit that we are constructing at Preemraff Lysekil becomes operational, which, if construction proceeds as contemplated, is expected to occur in the first half of 2006, we intend to decrease our production of heating oil, a lower-margin product, and increase our production of virtually sulphur-free (10 parts per million) diesel, a higher-margin product, which we expect will improve our overall refining margins.

        Shift in retail strategy to improve profitability.    The retail operation comprising part of our marketing segment has been struggling with profitability in recent years. We conducted a retail strategy study to seek to improve overall profitability of such operation over the next five years. The retail strategy study revealed that we have a good network with acceptable site locations, but our service stations lack a unified profile. Accordingly, we intend to improve our strength of brand to meet the demands from the market and, thus, increased profitability. Our new retail strategy is to work through partners and to leverage their marketing skills and brands on the Preem sites and customer base. We intend to increase sales of fuels and convenience goods, reduce costs, and optimize working capital and capital investments.

  E. Off-balance sheet arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

  F. Tabular disclosure of contractual obligations

        See "Item 5A—Long-Term Financial Obligations and Other Commercial Commitments—Contractual Obligations."

Item 6. Directors, Senior Management and Employees

  A. Directors and senior management

        The following tables set forth certain information with respect to the directors and executive officers of Preem Holdings and Preem Petroleum as of the date of this Annual Report.

Preem Holdings

Name	Age	Position(s)
John P. Oswald	45	Director, Chairman of the Board
Richard Öhman	53	Director
Karim Karaman	38	Director, Managing Director
Lars Nelson	63	Director
Per Höjgård	56	Chief Financial Officer

Preem Petroleum

Name	Age	Position(s)
Michael G:son Löw	53	Director, Managing Director and Chief Executive Officer
Mohammed Hussein Al-Amoudi	59	Director, Chairman of the Board
Sven-Eric Zachrisson	55	Director, First Vice-Chairman of the Board
Rolf Dahlgren	62	Director—Employee Representative
Ghazi Habib	55	Director
Cristian Mattsson	36	Director—Employee Representative
Lars Nelson	63	Director
Carl-Johan Åberg	74	Director
John P. Oswald	45	Director
Richard Öhman	53	Director, Second Vice-Chairman of the Board
Karim Karaman	38	Director
Bassam Aburdene	56	Director
Lennart Sundén	52	Director
Per Höjgård	56	Chief Financial Officer
Freddie Linder	58	Senior Vice-President, Marketing
Robert Onsander	54	Senior Vice-President, Supply and Refining
Lo Hjorth	41	Senior Vice-President, Human Resources
Janet Claesson	39	Senior Vice-President, Strategy and Communications
Gustaf Angervall	54	Refining Manager, Preemraff Gothenburg
Per Olsson	53	Refining Manager, Preemraff Lysekil
Lars Damgaard	43	Deputy Director—Employee Representative

        Mohammed Hussein Al-Amoudi was appointed Director and Chairman of the Board of Preem Petroleum in March 2005. Mr. Al-Amoudi is also a director and Chairman of the Board of Corral Petroleum Holdings AB (publ) and the sole shareholder of Moroncha Holdings Company Limited (the sole shareholder of Corral Petroleum Holdings and our ultimate parent company). See "Related Party Transactions" elsewhere in this Annual Report.

        John P. Oswald has been a director and Chairman of the Board of Preem Holdings since February 2001 and a director of Preem Petroleum since 1999. Mr. Oswald devotes approximately 25% of his time to Preem Holdings and Preem Petroleum. Mr. Oswald also has been a director of Corral Petroleum Holdings, our parent company, since 1999. Since 1994, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant and investment banking services to Corral Petroleum Holdings, Preem Holdings, Preem Petroleum and companies related to Mr. Al-Amoudi. See "Related Party Transactions" elsewhere in this Annual Report. Since 1997, Mr. Oswald has been a general partner and Chief Executive Officer of Bridge East Capital, a private equity fund. Mr. Oswald is also a director of a number of publicly and privately held companies, including Société Anonyme Marocaine de l'Industrie du Raffinage ("SAMIR") in which Mr. Al-Amoudi has a majority interest.

        Richard Öhman has been a director of Preem Holdings since February 2001 and a director of Preem Petroleum since 1994. In March 2005, Mr. Öhman was appointed Second Vice-Chairman of the Board of Preem Petroleum. Mr. Öhman has served as President and Chief Executive Officer of Corral Petroleum Holdings since April 1999 and has been a director of that company since 1994. From 1996 to 1999, he served as President and Chief Executive Officer of Midroc Scandinavia AB, in which Mr. Al-Amoudi has a majority interest. Since 1993, Mr. Öhman has been Director of Business Development at International Construction Management Consultants (UK) Limited. From 1991 to 1992, Mr. Öhman was in charge of Management and Business Development at ABV Rock Group KB, based in Riyadh. From 1983 to 1991, he was involved in international project financing at ABV AB/NCC AB, Stockholm.

        Karim Karaman has been a director and Managing Director of Preem Holdings since February 2001 and a director of Preem Petroleum since 2000. Mr. Karaman has been a director of both Midroc Scandinavia, in which Mr. Al-Amoudi has a majority interest, and Svenska Petroleum Exploration AB, which Mr. Al-Amoudi indirectly wholly owns, since 2000. He also has been a director of Britannic Hotels since 2004. From 1993 to 1999, Mr. Karaman served as Vice President of Private Banking for ABN AMRO in Amsterdam, Paris and Geneva, specializing in the Middle East.

        Lars Nelson has been a director of Preem Holdings since February 2001 and a director of Preem Petroleum since 1996. He was Managing Director and Chief Executive Officer of Preem Petroleum from 1996 to 2003. From 1981 to 1996, he was President of Skandinaviska Raffinaderi AB Scanraff. Preem Petroleum has employed Mr. Nelson in various capacities since 1974. He also has been a director of SAMIR and Midroc Industries AB, a subsidiary of Midroc Scandinavia. See "Item 7—Major Shareholders and Related Party Transactions."

        Per Höjgård has been Chief Financial Officer of Preem Holdings since February 2001 and Chief Financial Officer of Preem Petroleum since 1990. Mr. Höjgård has served in similar positions in several public industrial companies. Before his employment with Preem Petroleum, he was a partner in a management consultancy company from 1985 to 1990.

        Michael G:son Löw has been Managing Director, Chief Executive Officer, and a director of Preem Petroleum since January 2003. Mr. Löw also is a director of Preem Finans AB, a wholly owned subsidiary of Preem Petroleum, as well as of SPI Services AB and KFO-Service AB. Before joining Preem Petroleum, Mr. Löw worked for almost 27 years for the American oil company Conoco Inc. He has held a number of top management positions in Europe, Asia and the United States, covering, for example, marketing, supply and trading, refining and finance. He was a member of Conoco's European and Asian leadership teams, a director of several local affiliates and Chairman of Conoco's Nordic operations.

        Sven-Erik Zachrisson is a director and First Vice-Chairman of the Board of Preem Petroleum. He is also a director of Preem Finans AB. From 1996 to March 2005, Mr. Zachrisson was Chairman of the Board of Preem Petroleum. From 1992 to 1996, Mr. Zachrisson was Managing Director and Chief Executive Officer of Preem Petroleum. Since 1996, he also has been President and Chief Executive Officer of Svenska Petroleum Exploration. From 1987 to 1992, he was Manager of Group Development at Preem Petroleum. Mr. Zachrisson has been active in the petroleum business since 1976.

        Rolf Dahlgren has served as an employee representative on the Board of Preem Petroleum since 1994. Mr. Dahlgren is an accountant with Preem Petroleum. He joined Preem Petroleum in 1980, before which he was an accountant with Svenska BP.

        Ghazi Habib has been a director of Preem Petroleum since 1994. He was President of Corral Petroleum Holdings from 1994 to 1999 and was a director of that company from 1994 to March 2005. He is also a director of SAMIR, Midroc Scandinavia and Svenska Petroleum Exploration. From 1992 to 1993, Mr. Habib served as Senior Vice President of corporate engineering for Saudi Arabian Marketing and Refining Company.

        Cristian Mattsson has served as an employee representative on the Board of Preem Petroleum since 2003. Mr. Mattsson has been employed as a technician at Preemraff Lysekil since 1988.

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

        Bassam Aburdene has been a director of Preem Petroleum since 2001. Mr. Aburdene also has been a director of SAMIR since 1996 and of Fortuna Holdings Company, which is a wholly owned subsidiary of Moroncha Holdings Company Limited, which, in turn, is wholly owned by Mr. Al-Amoudi, since 1995. Mr. Aburdene was also a director of Midroc Scandinavia until 2002. Since 1985, he has been a principal shareholder of the Capital Trust Group, which, through its subsidiaries, has provided international merchant and investment banking services to Corral Petroleum Holdings, Preem Holdings, Preem Petroleum and other companies related to Mr. Al-Amoudi. See "Related Party Transactions" elsewhere in this Annual Report. Mr. Aburdene is also a director of a number of publicly and privately held companies, including SAMIR.

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

        Lennart Sundén has been a director of Preem Petroleum since March 2005. Mr. Sundén is the CEO and President of Sanitec Corporation. He is also the former CEO and President of Swedish Match AB. Mr. Sundén is presently on the Boards of FöreningsSparBanken AB, Dometic International AB and JM AB. He was formerly employed in a number of positions in Electrolux.

        Gustaf Angervall has been the Refining Manager of Preemraff Gothenburg since 2002. From 1996 to 2001 Mr. Angervall was the Senior Vice-President, Supply and Refining, of Preem Petroleum. During the period 1976 to 1996, he held a variety of positions at Preemraff Lysekil.

        Per Olsson has been the Managing Director at Preemraff Lysekil since 2001. Since 1981 Mr. Olsson has held various positions at Preemraff Gothenburg and was Managing Director of Preemraff Gothenburg from 1992 to 2001.

        Lars Damgaard is Senior Business Advisor and Project Manager at Preemraff Gothenburg and has served as an employee representative since 1994.

  B. Compensation

Executive Compensation

        Preem Holdings has not paid any compensation to its directors or executive officers in 2004. Preem Petroleum paid to its directors and executive officers aggregate compensation of SEK 12.8 million, including bonuses of SEK 1.4 million, in 2004 and SEK 13.7 million, including bonuses of SEK 0.1 million, in 2003. Bonuses were determined by the board of directors of Preem Petroleum pursuant to provisions of employment agreements between Preem Petroleum and the individual executive officers.

Employment Agreements

        Messrs. Löw, Höjgård, Linder, Onsander, Angervall, Ohlsson and Mses. Hjorth and Claesson are each party to an employment agreement with Preem Petroleum. Each of these agreements provides compensation for employment services including a fixed annual salary as specified in the agreement and, except for Mses. Hjorth and Claesson, an annual bonus to be determined by the board of directors of Preem Petroleum, as well as certain pension and insurance benefits.

        Under the terms of the agreements for Messrs. Löw, Höjgård, Linder, Angervall, Olsson and Onsander, Preem Petroleum may terminate employment on 24-months' notice. Upon termination of employment by Preem Petroleum, each of Messrs. Löw, Höjgård, Linder, Angervall, Olsson and Onsander would be entitled to a payment of his full salary during such 24-month notice period. However, if such termination is based on gross negligence or serious breach of contract on the part of the respective employee, no termination payment is due. In addition, the employment agreements of Messrs. Löw, Höjgård, Linder, Angervall, Olsson and Onsander provide that any other compensation that each of them may be receiving while they are entitled to the termination payment would reduce their respective entitlement to the termination payment by the amount of the compensation received. Mr. Löw's employment agreement contains a non-competition clause, pursuant to which Mr. Löw may not work for a competitor for six months following the end of his employment with Preem Petroleum.

Loans to Management

        As of the date of this Annual Report, neither Preem Holdings, nor Preem Petroleum had any loans outstanding with its management.

Board of Directors of Corral Petroleum Holdings, Preem Holdings and Preem Petroleum

  C. Board practices

        The board of directors of Preem Holdings currently has four members. Under its articles of association, Preem Holdings is required to have a minimum of three directors and a majority of the directors must be present for there to be a quorum. Directors are appointed at each annual general shareholders' meeting and serve until the end of the next annual general shareholders' meeting, unless they retire or are replaced during that period. The current directors of Preem Holdings are designees of its parent company, Corral Petroleum Holdings, and were appointed in March 2005 and will serve until the end of the Preem Holdings 2006 annual general shareholders' meeting. Directors may be removed without cause by a resolution of the shareholders. The directors of Preem Holdings have the power to manage the business and to use all of the powers of the company not inconsistent with the Swedish Companies Act. Other than as described in "—Executive Compensation" below, Preem Holdings has not entered into any service contracts with any of its directors or any directors of its subsidiaries providing for benefits upon termination of employment.

        The board of directors of Preem Holdings has established an audit committee the members of which are currently John Oswald and Richard Öhman. The audit committee is responsible for overseeing the quality and integrity of our financial statements and related disclosures, our compliance with legal and regulatory requirements and assessing our independent auditor's qualifications, independence and performance. The audit committee is also responsible for monitoring the performance of our internal audit and control functions.

        The board of directors of Preem Petroleum currently has 12 members. Under its articles of association, the board of directors must have a minimum of three directors and not more than fifteen directors, with not more than eight deputy directors. A majority of the directors must be present for there to be a quorum. All directors except for two employee representatives are designees of Preem Holdings and are appointed at each annual general shareholders' meeting and serve until the end of the next annual general shareholders' meeting, unless they retire or are replaced during that period. The two directors who are employee representatives are appointed by the labor unions that represent Preem Petroleum's employees and serve until the labor unions appoint new representatives, up to a maximum of four financial years. The current directors of Preem Petroleum were appointed in March 2005 and will serve until the end of the Preem Petroleum 2006 annual general shareholders' meeting. Directors elected at a shareholders' meeting may be removed without cause by a resolution of the shareholders. The directors of Preem Petroleum have the power to manage the business and to use all of the powers of the company not inconsistent with the Swedish Companies Act. Other than as described in "—Executive Compensation" below, Preem Petroleum has not entered into any service contracts with any of its directors or any directors of its subsidiaries providing for benefits upon termination of employment.

        Preem Petroleum's board of directors has established an audit committee and a compensation committee. The members of the audit committee currently are Carl-Johan Åberg, Lars Nelson and Bassam Aburdene. The audit committee is responsible for overseeing the quality and integrity of financial statements and related disclosures, compliance with legal and regulatory requirements and assessing the independent auditor's qualifications, independence and performance. The audit committee is also responsible for monitoring the performance of the internal audit and control functions. The members of the compensation committee currently are Sven-Erik Zachrisson, Richard Öhman and John Oswald.

        Under the Swedish Companies Act, a director may not take part in decisions relating to agreements between the company and each of the following:

  •
  that director;

  •
  a third party, if that director has a material interest that may conflict with the interest of the company; and

  •
  a legal entity that is represented by that director.

        Compensation for the directors of Preem Holdings and Preem Petroleum is determined at their respective annual general shareholders' meetings. Preem Holdings and Preem Petroleum also pay for all travel, hotel and other expenses incurred by their respective directors in connection with their attendance at board meetings or otherwise in relation to the discharge of their duties.

  D. Employees

        We employed an average of 1,794 persons in 2004, 1,766 persons in 2003 and 1,995 persons in 2002. Almost all of our employees are subject to collective bargaining arrangements. We believe that our relations with our employees are good. We have not been involved in any material labor disputes or experienced any disruptions in production as a result of union activities of our employees in the last five years.

  E. Share ownership

        None of the directors or executive officers of Preem Holdings or Preem Petroleum (other than Mr. Al-Amoudi who is a director and Chairman of Preem Petroleum and indirectly holds the shares in Preem Petroleum) hold any shares in any of these companies, and none of these companies have granted any option rights to any of their respective directors, executive officers or employees.

Item 7. Major Shareholders and Related Party Transactions

  A. Major shareholders

        As of the date of this Annual Report, Preem Petroleum is wholly owned by Preem Holdings which is wholly owned by Corral Petroleum Holdings which is wholly owned by Moroncha Holdings Company Limited, which, in turn, is wholly owned by Mr. Al-Amoudi. Through such ownership, Mr. Al-Amoudi indirectly has the right to make binding nominations for the appointment of members of the board of directors of Corral Petroleum Holdings, Preem Holdings and Preem Petroleum and to determine the outcome of any action requiring shareholder approval, including election and removal of their directors, amendments to their charter, mergers and other extraordinary corporate actions and the items thereof.

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

        Although these related companies currently do not directly compete with Preem Petroleum in its primary markets, we cannot assure you that they will not compete with Preem Petroleum in the future. Some of the directors and executive officers of Preem Holdings, Preem Petroleum and Corral Petroleum Holdings also act as directors or executive officers with some of these related companies. See "Management" elsewhere in this Annual Report. Corral Petroleum Holdings, also engages in commercial transactions with some of these related companies from time to time. See "Related Party Transactions" elsewhere in this Annual Report for details of such transactions. If any of Preem Holdings, Preem Petroleum or Corral Petroleum Holdings enters into any such transactions with any of these related companies, it intends to do so on terms no less favorable than those it could have obtained from unrelated third parties. Nonetheless, such transactions could result in conflicting interests.

  B. Related party transactions

Capital Trust Group

        Capital Trust SA, through its subsidiaries, provides international merchant and investment banking services. A wholly owned subsidiary of Capital Trust SA acted as our advisor in connection with our offering of the existing Preem Holdings notes, for which we paid a fee equal to 1.5% of the gross proceeds from the offering and our offering of the existing Preem Petroleum notes, for which we paid a fee equal to 1% of the gross proceeds from the offering. Preem Petroleum also paid Capital Trust SA a fee of €3.25 million in connection with the initial arrangement of the credit facility and €3 million in connection with the arrangement of the existing Credit Facility.

        In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings and since 2001 has provided similar services directly to Preem Holdings. The existing contract governing these services, which Corral Petroleum Holdings assigned to Preem Holdings in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party and provides for an annual fee of $2.5 million. Preem Holdings also paid Capital Trust a fee of €3.4 million for advisory services provided by Capital Trust in connection with our acquisition of 25% of Preemraff Lysekil from Hydro R&M Holdings AB in December 2003. Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings and a director of Preem Petroleum and Corral Petroleum Holdings, is a principal shareholder of Capital Trust. Mr. Bassam Aburdene, a director of Preem Petroleum, is also a principal shareholder of Capital Trust. Preem Holdings believes that the foregoing transactions were entered into on terms no less favorable to us than those that could have been obtained from an unrelated third party.

Midroc Scandinavia AB

        Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority interest, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum (of which Mr. Al-Amoudi is also Chairman and director). For these services, we paid SEK 77 million ($12 million) in 2004 and SEK 140 million ($21 million) in 2003. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided. We believe that the foregoing transactions were entered into on terms no less favorable to us than those that could have been obtained from an unrelated third party.

Svenska Petroleum Exploration AB

        Svenska Petroleum Exploration AB, which is indirectly wholly owned by Mr. Al-Amoudi, lends funds to Preem Petroleum (of which Mr. Al-Amoudi is also Chairman and director) under a short-term credit facility arrangement. As of December 31, 2004, there were no amounts outstanding under the facility agreement. As of December 31, 2003, there was SEK 61 million ($9 million) outstanding under the facility arrangement. Funds lent to Preem Petroleum from Svenska Petroleum Exploration bear interest at a rate equal to the interest rate that Preem Petroleum receives from the bank accounts in which Preem Petroleum deposits the borrowed funds. We believe that the terms of this arrangement are no less favorable to us than terms that could have been obtained from an unrelated third party.

Shareholder loan

        Preem Holdings owes SEK 242 million ($37 million) to Corral Petroleum Holdings in the form of an interest-free, subordinated shareholder loan, which has no maturity date and may not be repaid while the existing Preem Holdings notes or the existing Preem Petroleum notes are outstanding. See "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Description of Indebtedness."

Distribution to ultimate shareholder

        We recently completed certain transactions in order to facilitate the payment of a distribution to our ultimate shareholder, Mr. Al-Amoudi. In February 2005, Preem Holdings loaned SEK 353 million ($53 million) to Corral Petroleum Holdings. Corral Petroleum Holdings, in turn, used these proceeds to repay SEK 353 million ($53 million) of a loan from Mr. Al-Amoudi. On March 18, 2005, Preem Holdings made a cash group contribution of SEK 845 million ($128 million) to Corral Petroleum Holdings. Those proceeds were used by Corral Petroleum Holdings to repay (i) the loan of SEK 353 million ($53 million) from Preem Holdings and (ii) SEK 492 million ($74 million) of a loan from Mr. Al-Amoudi.

  C. Interests of experts and counsel

        Not applicable.

Item 8. Financial Information

  A. Consolidated Statements and Other Financial Information

        See "Item 18—Financial Statements" and the financial statements referred to therein.

Legal Proceedings

        We have been and are involved in various legal proceedings incidental to the conduct of our business, including those described below. Except as described below, we are not involved in any legal proceedings that have had significant effects on our financial position or profitability.

Environmental

        We have leased the Finnberget storage depot since 1987, and our lease agreement terminated in September 2001. Our lease agreement has a provision limiting our liability for any decontamination to a maximum of SEK 4 million ($0.6 million). We are in a dispute, however, with the landlord over whether this limitation extends to third-party claims, including claims made by governmental authorities. We filed an application in November 2000 with the Nacka district court, Sweden, asking the court to establish that the contractual limitation extends to third-party claims. In addition, we have claimed that the landlord should pay SEK 6.7 million for costs that we have suffered so far exceeding the SEK 4 million limitation. The landlord has also claimed that we should pay SEK 4.5 million for the costs the landlord has suffered. If the court does not find in our favor, we may be liable for all or part of the decontamination of this site. The proceeding is currently underway in the district court. The next step of the proceeding is a preparatory hearing which is currently being scheduled. The total cost of decontamination depends on the intended future use of the site. The total estimated decontamination cost for future industrial use would be approximately SEK 40 million ($6 million). The total estimated decontamination cost for future housing use would be approximately SEK 75 million ($11 million) to SEK 120 million ($18 million).

Tax

        In November 1998, the Swedish tax authorities charged us additional value added tax, or VAT, and penalties of approximately SEK 64.9 million ($9.8 million) relating to an audit of our 1994 tax year. The tax authorities' decision to charge us additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to Preem credit card sales in 1994. In December 1998, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in our favor in October 2001. The court confirmed that VAT is to be paid by the end-consumer and not by us. In December 2001, the Swedish tax authorities appealed the judgment of the County Administrative Court of Stockholm to the Administrative Court of Appeal in Stockholm and this appeal is pending. Following our successful appeal, we have, in accordance with Swedish GAAP, eliminated the reserve made for the additional VAT in 2001 in the amount of SEK 54 million ($8 million). After the Swedish tax authorities filed their appeal in December 2001, we decided not to reestablish the reserve for this dispute. If the tax authorities' appeal is successful, our VAT liability may be affected for a total of three years.

        In December 2003, the Swedish tax authorities charged us additional VAT of SEK 21 million ($3 million) for the 1997 tax year, based on the same rationale as in our dispute with the Swedish tax authorities over additional VAT charges for the 1994 tax year. We have appealed this decision with reference to the decision of the County Administrative Court in Stockholm in our dispute over additional VAT charges for the 1994 tax year and in June 2004 the court ruled in our favor. The tax authorities have appealed this judgement to the Administrative Court of Appeal in Stockholm and this appeal is pending. No provision has been made for the potential liabilities relating to this dispute.

        According to a November 2004 decision of the Swedish tax authorities regarding tax year 2003, we have not been granted a tax allowance for the loss of SEK 274 million on receivables or for the loss of SEK 106 million on the sale of shares that we incurred in connection with our sale of our Polish operations to Statoil. The tax authorities claim that the sale of receivables in an amount exceeding the received consideration for the receivables is a shareholder contribution and thus no tax allowance should be granted. Furthermore, the deduction for the loss on the sale of the subsidiary shares has been denied because the Swedish tax authorities claim that the sale was made after December 1, 2002, at which time the tax deduction for losses on the sale of subsidiary shares was abolished in Sweden due to the upcoming adoption of participation exemption rules. The decision by the Swedish tax authorities means that we will be charged with a tax expense of approximately SEK 77 million (which represents the amount of loss multiplied by our effective tax rate) related to the disallowance of our loss of SEK 274 million on receivables. The disallowance of our loss of SEK 106 million relating to the sale of shares in connection with the sale of our Polish operations to Statoil will not result in any additional tax expenses. On April 14, 2005, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm and this appeal is pending. No provision has been made for the potential liabilities relating to this matter because we do not believe a provision is required.

Competition

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK 740 million ($112 million) as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million ($112 million) in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum of SEK 85 million ($13 million), which was later adjusted to SEK 81 million ($12 million). The Competition Authority claimed that we participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003, the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum with a fine of SEK 6 million ($0.9 million). The court also ordered the Competition Authority to pay SEK 2.3 million ($0.3 million) of Preem Petroleum's legal costs. Both the Competition Authority and we appealed the court's judgment to the Swedish Market Court.

        The Swedish Market Court announced its judgement on February 22, 2005, finding that Preem Petroleum and four other companies had violated the Competition Act and it assessed Preem Petroleum with a fine of SEK 10 million ($1.5 million). The Market Court also affirmed the District Court's order requiring the Competition Authority to pay half of our legal fees and internal legal costs for the proceedings in the District Court. Our fees and costs related to these proceedings total SEK 2.3 million ($0.3 million). The companies that appealed remain liable for the legal fees and internal legal costs for the proceedings in the Market Court.

Dividend Policy

        For a description of the Company's dividend policy, see "Item 3—Key Information—Selected Financial Data" included elsewhere in this Annual Report.

  B. Significant Changes

        Preemraff Lysekil Purchase.    In December 2003, we acquired 25% of the capital stock of Skandinaviska Raffinaderi AB Scanraff (the owner of the Preemraff Lysekil) from Hydro R&M Holding AB, an affiliate of Norsk Hydro ASA, which increased our ownership in Preemraff Lysekil from 75% to 100%.

        From April 2002 up to the time of our December 2003 acquisition of the 25% interest in Preemraff Lysekil, we accounted for our ownership in Preemraff Lysekil using the proportional method under Swedish GAAP, which resulted in the inclusion of only 75% of the revenues, expenses, assets and liabilities attributable to Preemraff Lysekil. Since our December 2003 acquisition of the remaining 25% of Preemraff Lysekil, our financial statements reflect our 100% ownership of Preemraff Lysekil. Our share of the aggregate production of refined products at Preemraff Lysekil was approximately 55.3 million barrels in 2003 (out of a total of 73.7 million barrels) which, as a result of this purchase, increased to 70.7 million barrels in 2004.

        Construction of an Isocracker Unit.    Since January 2004, we have proceeded with the construction of a new isocracker unit at Preemraff Lysekil. The purpose of the isocracker is to upgrade low margin products, such as fuel oil, virtually sulphur-free diesel and gasoline, as well as increasing throughput. We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million ($529 million). Of this amount, we have paid SEK 817 million ($124 million) as of December 31, 2004, and we expect that a total of approximately SEK 2,913 million ($441 million) will be paid in total by December 31, 2005. We expect that, if construction proceeds as contemplated, the new unit will become operational in the first half of 2006. Currently, we believe that construction is proceeding at a rate which is slightly under budget and slightly ahead of schedule.

        Merger of Subsidiaries.    In January 2005, Preem Petroleum merged certain of its wholly owned subsidiaries, including Skandinaviska Raffinaderi AB Preemraff Lysekil and Preem Raffinaderi AB, which owned the Preemraff Lysekil and Preemraff Gothenburg refineries, respectively, into Preem Petroleum. The merger of these subsidiaries was effected in order to enable us to streamline operations and reduce administrative costs.

        Changes in global supply and demand.    While global demand for refined products has continued to grow, refining capacity growth has been very limited in recent years. For example, Preemraff Lysekil, built in 1976, was the last greenfield refinery built in Western Europe. While many refineries have added capacity and improvements, there has generally been a tighter balance between global supply and demand. This tighter supply/demand environment has led to high utilization rates at refineries, many of which are running close to full capacity. This, in turn, has resulted in high margins for existing refineries such as Preemraff Lysekil and Preemraff Gothenburg.

        Temporary Shutdown.    In late-December 2004, leaking hydrogen gas caught fire at a heat exchanger at Preemraff Lysekil. The fire was extinguished and there were no injuries. However, parts of the plant were shut down and, in connection with restart of the platformer unit, we discovered that catalyst mass had been released and followed the process downstream. This necessitated major repair work and led to the loss of over a month's production of low-sulphur products. All units were back in full production in mid-January 2005. The impact on our first quarter results was limited to the nearly three week period in January during which time operations were suspended at Preemraff Lysekil.

        Payment of Distribution to Ultimate Shareholder.    We recently completed certain transactions in order to facilitate the payment of a distribution to our ultimate shareholder, Mr. Mohammed Hussein Al-Amoudi. In February 2005, Preem Holdings loaned SEK 353 million ($53 million) to Corral Petroleum Holdings. Corral Petroleum Holdings, in turn, used these proceeds to repay SEK 353 million of a loan from Mr. Al-Amoudi. On March 18, 2005, Preem Holdings made a cash group contribution of SEK 845 million ($128 million) to Corral Petroleum Holdings. Those proceeds were used by Corral Petroleum Holdings to repay (i) the loan of SEK 353 million ($53 million) from Preem Holdings and (ii) SEK 492 million ($74 million) of a loan from Mr. Al-Amoudi.

        Financial Information for the First Quarter of 2005.    We are currently in the process of completing our consolidated results for the three months ended March 31, 2005. The financial information in the following two paragraphs is based on the preliminary unaudited information available to us on the date hereof and reflects the best estimates of our management. Our actual results may differ significantly from the amounts reflected below as a result of various factors. In addition, our results for an interim period are not necessarily indicative of what our results will be for the full year.

        Based on our preliminary results for the three months ended March 31, 2005, we expect that sales revenues, gross profit and operating income for this period will be approximately SEK 10,526 million ($1,592 million), SEK 1,139 million ($172 million) and SEK 954 million ($144 million), respectively. These results represent increases in sales revenues, gross profit and operating income of approximately 24%, 88% and 148%, respectively, compared to the same period in 2004. The increases, as compared to the same period in 2004, are primarily attributable to the strong increase in market prices for oil products and to higher refining margins. We also expect that net profit for this period will be approximately SEK 496 million ($75 million), which represents an increase of approximately 417% compared to the same period in 2004. The increase was due primarily to the increase in operating income.

        Based on our preliminary results for the three months ended March 31, 2005, we expect that our cash and cash equivalents will be SEK 264 million ($40 million), total consolidated indebtedness (excluding a shareholder loan from our parent company) will be SEK 5,995 million ($907 million) and approximately SEK 3,927 million ($594 million) will be available under our unutilized credit facilities. See "Cautionary Statement Concerning Forward-Looking Statements."

Changes in Accounting Principles

        For a discussion of changes in accounting principles see Note 1 to the Preem Holdings audited annual consolidated financial statements included elsewhere in this Annual Report.

Item 9. The Offer and Listing

  A. Offer and listing details

        Not applicable.

  B. Plan of distribution

        Not applicable.

  C. Markets

        The existing Preem Holdings notes are listed and traded on the Luxembourg Stock Exchange.

  D. Selling shareholders

        Not applicable.

  E. Dilution

        Not applicable.

  F. Expenses of the issue

        Not applicable.

Item 10. Additional Information

  A. Share capital

        Not applicable.

  B. Memorandum and articles of association

        The information required by this item is incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission on April 30, 2003.

  C. Material contracts

        Other than as already disclosed elsewhere in this Annual Report under "Item 4—Information on the Company," we have not entered into any material contracts during the prescribed time period.

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

  E. Certain Swedish and United States Federal Income Tax Consequences

        The following discussion summarizes certain Swedish income and net wealth tax consequences and United States federal income tax consequences of the acquisition, ownership and disposition of the existing Preem Holdings notes. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a holder of the existing Preem Holdings notes, such discussion (i) summarizes the material Swedish tax consequences that apply to Non-Swedish Holders (as defined below) and (ii) summarizes the material United States federal income tax consequences that apply to United States Holders (as defined below) that purchase existing Preem Holdings notes pursuant to their original issue at their original issue price. As used herein, a "Non-Swedish Holder" means a holder that is:

  •
  an individual who is not a resident of Sweden for tax purposes and that has no connection to Sweden under Swedish law other than his/her investment in the existing Preem Holdings notes; or

  •
  an entity not organized under the laws of Sweden.

        As used herein, a "United States Holder" means a beneficial owner of an existing Preem Holdings note that is:

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

        This summary does not address all aspects of United States and Swedish taxation that may be applicable to you in light of your particular circumstances. You are advised to consult with your own tax advisors as to the United States, Swedish or other tax consequences of the purchase, ownership and disposition of existing Preem Holdings notes, including the effect of any state or local tax laws or the laws of any other country.

Sweden

        The following is a summary of certain principal Swedish income and net wealth tax considerations for original purchasers of the existing Preem Holdings notes. The purpose of the summary is to generally outline certain Swedish tax consequences to Non-Swedish Holders of existing Preem Holdings notes. This summary does not discuss all aspects of Swedish income and net wealth taxation which may be applicable to particular investors because of their individual investment circumstances. In addition, this summary does not discuss any non-Swedish tax considerations.

        Under Swedish law, payments of any principal amount or interest to a Non-Swedish Holder of any existing Preem Holdings note will not be subject to Swedish income tax unless such Non-Swedish Holder carries on a trade or business through a permanent establishment in Sweden to which the payments of principal or interest are attributable. Sweden abolished gift and inheritance tax as of December 17, 2004. None of the existing Preem Holdings notes nor any Non-Swedish Holder, therefore, will be subject to Swedish inheritance or gift tax.

        A Non-Swedish Holder of the existing Preem Holdings notes will not be subject to Swedish net wealth tax.

        Swedish law does not impose withholding tax on payments of principal, interest, premium, redemption price or Additional Amounts to a Non-Swedish Holder of any existing Preem Holdings note.

        Under Swedish law, capital gains on selling existing Preem Holdings notes will not be subject to Swedish income tax unless a Non-Swedish Holder carries on a trade or business in Sweden through a permanent establishment to which the capital gains are attributable.

        On June 3, 2003 the European Council of Economics and Finance Ministers (ECOFIN) agreed that member states of the European Union shall be required to provide to the tax authorities of other member states details of payments of interest (or similar income) paid by a person resident within the member state's jurisdiction to an individual, resident in another member state. The European Union has also agreed with certain other jurisdictions, such as Liechtenstein, Monaco and Switzerland, to operate equivalent rules in relation to such jurisdictions. The European Union is negotiating with the United States with the aim of reaching a similar agreement. The EU Directive that will regulate the exchange of information is expected to become effective on July 1, 2005, provided, however, that the aforementioned non-EU states agree to implement equivalent measures at the same time. Certain member states were granted certain exemptions from the main rule, but the directive was implemented by Sweden in December 2003 through an amendment of the Act on Tax Returns and Tax Statements. The government of Sweden has been authorized to decide when the amendment shall enter into force. From that point in time, Sweden will provide the tax authorities of the other member states and certain other jurisdictions details of payment of interest on the existing Preem Holdings notes to individuals resident in such other state.

United States

        The following summary deals only with existing Preem Holdings notes held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"), by United States Holders, and does not deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt entities, persons holding existing Preem Holdings notes as a part of a constructive sale, straddle, hedging, or conversion transaction or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that own (or are deemed for United States tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of Preem Holdings, persons that have a principal place of business or "tax home" outside the United States or persons whose "functional currency" is not the dollar. The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the existing Preem Holdings notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a United States Holder is a partner of a partnership holding the existing Preem Holdings notes, we urge such holder to consult its tax advisors.

  Payments of Interest

        Interest on the existing Preem Holdings notes generally will be taxable to a United States Holder as ordinary income at the time that such interest accrues or is received, in accordance with the United States Holder's regular method of accounting for United States federal income tax purposes.

        A United States Holder that uses the cash method of accounting for United States federal income tax purposes will be required to include in income the dollar value of the amount of the interest payment (determined using the spot rate on the date such payment is received) regardless of whether the payment is in fact converted to dollars at that time.

        A United States Holder that uses the accrual method of accounting for United States federal income tax purposes will be required to include in income the dollar value of the amount of interest income that has accrued and is otherwise required to be taken into account with respect to the existing Preem Holdings notes during an accrual period. The dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A United States Holder may elect, however, to translate such accrued interest income using the spot rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a United States Holder may translate such interest using the spot rate of exchange on the date of receipt. The above election will apply to other debt obligations held by the United States Holder and may not be changed without the consent of the Internal Revenue Service. We encourage a United States Holder to consult a tax advisor before making the above election.

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

  Amortizable Bond Premium

        A United States Holder who purchased an existing Preem Holdings note for an amount that exceeds the principal amount is considered to have purchased the existing Preem Holdings note with a "bond premium." A United States Holder generally may elect to amortize the bond premium over the remaining term of the existing Preem Holdings note on a constant yield method. If a United States Holder makes this election, the United States Holder will reduce the amount of interest required to be included in income each year on the existing Preem Holdings note by the amount of amortizable bond premium allocable to that year, based on the existing Preem Holdings note's yield to maturity. However, if the existing Preem Holdings note was purchased at a time when the existing Preem Holdings note may be optionally redeemed for an amount in excess of its principal amount, special rules would apply that could result in a deferral of a portion of the amortization of bond premium until later in the term of the existing Preem Holdings note. The amortizable bond premium will be computed in the units of foreign currency in which the existing Preem Holdings note is denominated, and the amortizable bond premium will reduce interest income in units of foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time the amortized bond premium offsets interest income and the time the United States Holder acquired the existing Preem Holdings note is generally taxable as ordinary income or loss. If the United States Holder makes an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludable from gross income, that the United States Holder holds at the beginning of the first taxable year to which the election applies or that the United States Holder thereafter acquires, and this election may not be revoked without the consent of the Internal Revenue Service.

  Market Discount

        If a United States Holder purchased an existing Preem Holdings note for an amount that is less than its principal amount, the amount of the difference generally is treated as "market discount," unless such difference is less than a specified de minimis amount. If an existing Preem Holdings note has market discount, a United States Holder will be required to treat any gain on the sale, exchange, retirement or other disposition of such existing Preem Holdings note as ordinary income to the extent of the lesser of (i) the amount of such gain, and (ii) the market discount which has not previously been included in income and is treated as having accrued on such existing Preem Holdings note at the time of such disposition. In addition, a United States Holder may be required to defer, until the maturity of the existing Preem Holdings note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such existing Preem Holdings note.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the existing Preem Holdings note, unless the United States Holder elects to accrue market discount on a constant interest method. Market discount must be accrued in units of foreign currency, and translated into dollars at the spot rate on the date the existing Preem Holdings note is disposed of. No part of such accrued market discount will result in exchange gain or loss. A United States Holder may elect to include market discount in income (as interest) currently as it accrues (on either a ratable or constant interest method), in which case the rules described above regarding the treatment of gain as ordinary income upon the disposition of an existing Preem Holdings note and the deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

  Sale, Exchange or Retirement of the existing Preem Holdings notes

        A United States Holder generally will recognize gain or loss on the sale, exchange or retirement of an existing Preem Holdings note in an amount equal to the difference between the amount realized on the sale, exchange or retirement (excluding amounts received in respect of accrued interest, which will be taxable as interest income) and the United States Holder's adjusted tax basis in the existing Preem Holdings note. If a United States Holder receives foreign currency on such a sale, exchange or retirement, the amount realized will be the dollar value of the foreign currency using the spot rate on the date the payment is received. If, however, the existing Preem Holdings note is traded on an established securities market, a cash basis United States Holder (or an accrual basis United States Holder that so elects) will determine the dollar value of the amount realized by translating the foreign currency payment at the spot rate of exchange on the settlement date of the sale. A United States Holder's adjusted tax basis in an existing Preem Holdings note generally will be the United States Holder's cost therefor, increased by any market discount previously included in income by the United States Holder and reduced by any amortized bond premium. The amount of any adjustments to such United States Holder's tax basis in the existing Preem Holdings notes will be the dollar value of the foreign currency amount of the adjustment, determined using the spot rate on the date of such adjustment.

        Except as discussed above with respect to market discount and below with respect to foreign currency gain or loss, gain or loss recognized by a United States Holder on the sale, exchange or retirement of an existing Preem Holdings note generally will be capital gain or loss and will be long-term capital gain or loss if the United States Holder has held the existing Preem Holdings note for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

        Gain or loss realized upon the sale, exchange or retirement of an existing Preem Holdings note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the dollar value of the foreign currency principal amount of the existing Preem Holdings note, determined using the spot rate on the date such payment is received or the existing Preem Holdings note is disposed of, and the dollar value of the foreign currency principal amount of the existing Preem Holdings note, determined using the spot rate on the date the United States Holder acquired the existing Preem Holdings note. For these purposes, the foreign currency principal amount of an existing Preem Holdings note will be the United States Holder's foreign currency purchase price for the existing Preem Holdings note. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the United States Holder on the sale, exchange or retirement of the existing Preem Holdings note.

  Exchange of Foreign Currencies

        A United States Holder will have a tax basis in any foreign currency received as interest or on the sale, exchange or retirement of an existing Preem Holdings note equal to the dollar value of such foreign currency, determined using the spot rate at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a United States Holder on a sale or other disposition of foreign currency will be ordinary income or loss.

  Foreign Tax Credit

        For purposes of the foreign tax credit provisions of the Code, interest paid on an existing Preem Holdings note generally will constitute foreign source income and will be categorized as "passive income" (or, in certain cases, as "financial services income") for taxable years ending on or before December 31, 2006, and for taxable years beginning after December 31, 2006, as "passive category income" (or, in certain cases, as "general category income"). Gain or loss realized by a United States Holder on the sale or other disposition of an existing Preem Holdings note generally will be treated as a United States-source gain or loss. United States Holders are encouraged to consult their own tax advisors regarding the application of the sourcing and foreign tax credit rules as they relate to their own circumstances.

  Reportable Transactions

        Treasury Regulations issued under the Code meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under these Treasury regulations, certain transactions are required to be reported to the Internal Revenue Service including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of a foreign currency existing Preem Holdings note or foreign currency received in respect of a foreign currency existing Preem Holdings note to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss due to fluctuations in exchange rates in excess of a threshold amount. United States Holders should consult with their own tax advisors to determine the tax return obligations, if any, with respect to the existing Preem Holdings notes, including any requirement to file IRS form 8886 (Reportable Transaction Disclosure Statement).

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal and interest on an existing Preem Holdings note and to the proceeds of the sale of an existing Preem Holdings note made to United States Holders other than certain exempt recipients (such as corporations). Backup withholding at a current rate of 28% will apply to such payments if the United States Holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the United States Holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

  F. Dividends and paying agents

        Not applicable.

  G. Statements by experts

        Not applicable.

  H. Documents on display

        We file reports and other information with the Securities and Exchange Commission. Any documents that we file with the Securities and Exchange Commission may be read and copied at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We file our annual reports on Form 20-F and our quarterly results and other current reports on Form 6-K. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

  I. Subsidiary information

        Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges, such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better-suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) during this period was $23.98 per barrel in March 2002, while the three-year high was $49.27 per barrel in October 2004. Monthly average prices decreased by as much as $3.17 per barrel from October to November 2002, by $5.11 per barrel from March to April 2003 and by $4.33 per barrel from October to November 2004.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time to manage our price exposure to our inventory positions. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

Hedging activities/Hedge of inventory

        We enter into certain derivatives transactions in order to keep price risk exposure and volume exposures within limits set out in our risk policy. For example, if we have a long physical exposure (i.e. we have more volume priced oil than the normal position) we can offset most of the price risk of this long physical exposure by going equally short on derivative contracts with the same (or similar) underlying commodity. As of December 31, 2004, we had a short position in derivative contracts of Brent crude oil and oil products of 329,000 m3. The unrealized profit on December 31, 2004, was SEK 38 million ($6 million) compared to an unrealized profit of SEK 16 million ($2 million) on December 31, 2003.

Trading activities

        We also enter into derivative transactions which are unrelated to physical exposure and are therefore classified as "speculative." These transactions are also monitored against limits, set out in our risk policy. As of December 31, 2004, the following derivative contracts were not treated as hedges: a 13,000 m3 long gasoline derivative contract and a 13,000 m3 short Brent crude oil derivatives contract. These derivatives aggregated to a zero position on trading. The unrealized loss on December 31, 2004, was SEK 1 million ($0.2 million), compared to an unrealized profit of SEK 12 million ($2 million) on December 31, 2003.

Foreign Currency Risk

        We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk. See "—Fluctuations in Foreign Currency Exchange Rates" for a discussion of our exposure to changes in the dollar-krona and euro-krona exchange rates.

        The following table provides a breakdown by currency of our revenues and expenses for 2002, 2003 and 2004 (estimate).

	Year ended December 31,
	2002		2003		2004
Currency
	Revenues	Expenses	Revenues	Expenses	Revenues	Expenses
Krona	30%	20%	28%	19%	23%	13%
Dollar	70%	80%	72%	81%	77%	87%
Total	100%	100%	100%	100%	100%	100%

        The following table provides a breakdown by currency of our variable rate and fixed rate indebtedness as of December 31, 2004

	Variable-Rate	Fixed-Rate
Krona	384 million	535 million
Dollar	25 million	105 million
Euro	— million	405 million

        The table below presents, as of December 31, 2004 and 2003, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our audited annual consolidated financial statements included elsewhere in this Annual Report.

								Total Value(1)
	2004	2005	2006	2007	2008	2009	Thereafter		% of Total Long-Term Debt SEK
										Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	—	300	—	—	235	535	10%	571
Variable rate debt—amount due	—	184	—	—	—	200	—	384	7%	384
Dollar-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	331	—	—	—	364	695	13%	720
Variable rate debt—amount due	—	—	—	—	—	—	165	165	3%	165
Euro-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	—	—	—	—	3,648	3,648	67%	4,045

(1)
Includes current portion.

								Total Value(1)
	2004	2005	2006	2007	2008	2009	Thereafter		% of Total Long-Term Debt SEK
										Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	300	—	—	235	535	10%	573
Variable rate debt—amount due	555	187	204	3	4	4	17	974	19%	974
Dollar-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	364	—	—	—	400	764	15%	844
Variable rate debt—amount due	—	182	—	—	—	—	—	182	3%	182
Euro-denominated indebtedness as of December 31, 2003:
Fixed rate debt—amount due	—	—	—	—	—	—	2,774	2,774	53%	2,823

(1)
Includes current portion.

Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either December 31, 2004, or December 31, 2003. As of December 31, 2004, SEK 4,878 million of our indebtedness required payment at fixed rates and SEK 549 million required payment at variable rates. As of December 31, 2003, SEK 4,073 million of our indebtedness required payment at fixed rates and SEK 1,156 million required payment at variable rates.

        The table below presents, as of December 31, 2004 and 2003, principal cash flows and related weighted average interest rates by expected maturity dates, which are derived from our audited annual consolidated financial statements included elsewhere in this Annual Report.

								Total Value(1)
	2004	2005	2006	2007	2008	2009	Thereafter		% of Total Long-Term Debt SEK
										Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	SEK
	(in millions, except percentages)
As of December 31, 2004:
Fixed rate debt—amount due	—	—	331	300	—	—	4,247	4,878	90%	5,336
Weighted average interest rate	—	—	5.6	6.4	—	—	9.6	9.2	—	—
Variable rate debt—amount due	—	184	—	—	—	200	165	549	10%	549
Weighted average interest rate	—	2.6	—	—	—	2.6	2.7	2.6	—	—
As of December 31, 2003:
Fixed rate debt—amount due	—	—	364	300	—	—	3,409	4,073	78%	4,240
Weighted average interest rate	—	—	5.6%	6.4%	—	—	9.8%	9.2%	—	—
Variable rate debt—amount due	555	369	204	3	4	4	17	1,156	22%	1,156
Weighted average interest rate	3.2%	2.6%	3.3%	3.9%	3.9%	3.9%	3.9%	3.0%	—	—

(1)
Includes current portion.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        Within 90 days prior to the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 16A. Audit Committee Financial Expert

        We believe that our audit committee has at least one member who qualifies as an "audit committee financial expert" under the Sarbanes—Oxley Act of 2002. However, our board of directors has not yet determined whether or not we have an audit committee financial expert on our audit committee. Once it has done so, we will disclose that fact in the manner required by the rules and regulations of the U.S. Securities and Exchange Commission.

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

Item 16C. Principal Accountant Fees and Services

        KPMG Bohlins AB has served as our independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report. The following table presents the aggregate fees for professional services and other services rendered by KPMG Bohlins AB in 2004 and 2003, respectively.

	Year ended December 31,
	2004	2003
	(in SEK millions)
Audit Fees	4.0	2.3
Audit-Related Fees	1.7	1.5
Tax Fees	0.2	0.3
Total	5.9	4.1

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

  Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required the Company to implement a pre-approval process for all engagements with its independent public accountants. In 2003, our audit committee adopted a policy requiring management to obtain the audit committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services, in the categories audit service, audit- related service, tax consulting services, and other services, that may be performed by our auditors. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, our audit committee pre-approves the engagement terms and fees of KPMG Bohlins AB for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Sarbanes-Oxley Act.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not required.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not required.

Item 17. Financial Statements

        We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

        Included below is an index to the audited annual consolidated financial statements of Preem Holdings included elsewhere in this Annual Report.

Audited Annual Consolidated Financial Statements of Preem Holdings AB (publ)

Item 19. Exhibits

Exhibit No.	Description of Exhibits
1*	Articles of Association of Preem Holdings AB (publ)
2*	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
4.1*	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2*	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.3*	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.4*	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.5*	Scanlube Shareholders' Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.6*	Amendment to Scanlube Shareholders' Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.7**	Purchase and Sale Agreement, dated September 17, 2003, among Hydro R&M Holding AB, Norsk Hydro Lagrings &Distributions AB and Preem Petroleum AB
4.8**	Bridge facility Agreement, dated December 11, 2003, among Preem Finans AB, Preem Petroleum AB and Preem Holdings AB
4.9	Facilities Agreement, dated June 28, 2004, as amended and restated by an amendment and restatement agreement dated December 2, 2004, among Preem Petroleum, as borrower, Preem Holdings, as guarantor, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken (AB) (publ), as mandated lead arrangers, certain financial institutions, as lenders, and SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent.
8	Subsidiaries of Preem Holdings AB (publ)
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the Securities and Exchange Commission on July 16, 2001.

**
Previously filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on April 29, 2004.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PREEM HOLDINGS AB (publ)
By:	/s/ KARIM KARAMAN
	Name:	Karim Karaman
	Title:	Managing Director
By:	/s/ PER HÖJGÅRD
	Name:	Per Höjgård
	Title:	Chief Financial Officer

Date: April 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Preem Holdings AB (publ)

        We have audited the consolidated balance sheets of Preem Holdings AB (publ) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the management of Preem Holdings AB (publ). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (US). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preem Holdings AB (publ) and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in Sweden.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2004, Preem Holdings AB (publ) prospectively adopted the Swedish Financial Accounting Standards Council's Recommendation—RR 29 Employee benefits.

        Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 28 to the consolidated financial statements.

Stockholm, Sweden
April 22, 2005

/s/ ROLAND NILSSON Authorized Public Accountant KPMG Bohlins AB	/s/ CRONIE WALLQUIST Authorized Public Accountant KPMG Bohlins AB

Preem Holdings AB and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2002, 2003 and 2004

	Year ended December 31,
	2002	2003	2004	2004 (unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Revenues (Note 2)	42,178	43,030	48,284	7,302
Excise duties	(8,855)	(8,241)	(8,092)	(1,224)

Sales revenue (Note 2)	33,323	34,789	40,192	6,078

Cost of goods sold (Note 3)	(31,952)	(33,303)	(36,601)	(5,535)

Gross profit	1,371	1,486	3,591	543

Selling expenses	(914)	(812)	(777)	(118)
Administrative expenses	(479)	(479)	(451)	(68)
Other operating income (Note 5)	252	268	285	43
Other operating expenses	(3)	(10)	(16)	(2)

Operating income (Notes 4, 6, 23 and 24)	227	453	2,632	398

Interest income (Note 7)	47	40	44	7
Other financial income (Note 7)	(102)	2	63	9
Interest expense (Note 7)	(478)	(456)	(551)	(83)
Other financial expenses (Note 7)	342	266	140	21

Income before taxes and minority interests	36	305	2,328	352

Income taxes (Note 8)	(180)	(77)	(704)	(107)
Minority interests	(4)	(2)	(2)	0

Net Profit (loss) (Note 9)	(148)	226	1,622	245

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 and 2004

	As of December 31,
	2003	2004	2004 (unaudited—Note 1)
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets (Note 10)
Goodwill, net	829	639	97

Total intangible fixed assets	829	639	97

Tangible fixed assets (Note 11 and 12)
Land and building, net	834	787	119
Plant and machinery, net	5,496	5,242	793
Capitalized turnaround cost, net	315	214	32
Equipment, tools fixtures and fittings, net	720	669	101
Construction in progress	291	1,191	180

Total tangible fixed assets	7,656	8,103	1,225

Financial fixed assets
Participations in associated companies (Note 13)	5	5	1
Other securities held as fixed assets (Note 14)	2	2	0
Other long-term receivables	103	208	32

Total financial fixed assets	110	215	33

Total fixed assets	8,595	8,957	1,355

Current assets
Inventories (Note 15)	4,679	4,519	683
Accounts receivable	2,947	2,843	430
Receivables from associated companies	0	1	0
Other receivables	221	144	22
Prepaid expenses and accrued income	218	309	47

	8,065	7,816	1,182

Cash and cash equivalents	633	724	109

Total current assets	8,698	8,540	1,291

TOTAL ASSETS	17,293	17,497	2,646

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 and 2004

	As of December 31,
	2003	2004	2004 (unaudited—Note 1)
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity (Note 16)
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
Non-restricted equity
Profit brought forward	3,272	3,101	469
Profit for the year	226	1,622	245

Total shareholders' equity	3,499	4,724	714

Minority interests	8	9	1
Provisions
Pension provision (Note 17)	147	146	22
Deferred tax liability (Note 18)	839	1,020	155
Other provisions (Note 19)	6	14	2

Total provisions	992	1,180	179

Liabilities
Long-term liabilities
Shareholder loans (Note 20)	242	242	37
Bond loans (Note 20)	2,774	3,648	552
Liabilities to credit institutions (Note 20)	1,900	1,595	241
Bank overdraft facility (Note 20)	1	—	—
Other long-term liabilities	1	—	—

Total long-term liabilities	4,918	5,485	830

Current liabilities
Liabilities to credit institutions (Note 21)	3,122	749	113
Advanced payment from customers	164	178	27
Accounts payable	1,716	2,045	309
Liabilities to parent company	11	848	128
Liabilities to associated companies	1	0	0
Income tax payable	6	5	1
Other liabilities (Note 22)	1,349	1,327	201
Accrued expenses and prepaid income (Note 22)	1,507	947	143

Total current liabilities	7,876	6,099	922

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	17,293	17,497	2,646

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

	Year ended December 31,
	2002	2003	2004	2004 (unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Income from operation
Income before taxes and minority interests	36	305	2,328	352
Adjustments for non-cash items
Depreciation and amortization	846	881	1,044	158
Non-cash pension refund	—	3	(1)	0
Inventory write-down	—	—	223	34
Unrealized foreign exchange gains	(493)	(295)	(164)	(25)
Unrealized (gains)/losses on oil swaps	64	(21)	(40)	(6)
Deferred charges	12	12	26	4
Provisions	(2)	(47)	9	1
Gain on repurchased bonds	(23)	—	—	—
Loss on sale of long-term receivables	—	—	15	2
Gain on sale of subsidiaries	(1)	—	(7)	(1)
(Gain)/loss on sale of fixed assets	2	38	(6)	(1)

	441	876	3,427	518

Taxes paid	(17)	(4)	(4)	(0)

Cash flow in working capital	424	872	3,423	518

Decrease (Increase) in inventories	152	(1,143)	(63)	(10)
Decrease (Increase) in current receivables	(429)	935	63	10
(Decrease) Increase in liabilities	47	(247)	(104)	(16)

Cash flow from operating activities	194	417	3,319	502

Investment activities
Acquisition of subsidiaries net of cash acquired	136	(1,067)	(84)	(13)
Investment in intangible fixed assets	(1)	0	0	0
Investment in tangible fixed assets	(1,028)	(720)	(1,216)	(184)
Sale of tangible fixed assets	6	13	32	5
Sale of subsidiaries net of cash disposed	(123)	—	(10)	(1)
(Increase) Decrease in long-term receivables	2	2	(131)	(20)

Cash flow used in investment activities	(1,008)	(1,772)	(1,409)	(213)

Financing activities
Shareholders contribution received	8	—	—	—
New bond loan	—	—	906	137
New loans from credit institutions	825	3,379	426	64
Payment of loans from credit institutions	(404)	(1,972)	(3,064)	(463)
Repurchase of bonds	(107)	—	—	—
Issuance of bonds	—	122	—	—
Dividend paid	(3)	(2)	(87)	(13)

Cash flow (used in) provided by financing activities	319	1,527	(1,819)	(275)

Cash flow of the year	(495)	172	91	14

Cash and cash equivalents at the beginning of the year	959	461	633	95
Exchange rate difference in cash	(3)	0	0	0

Cash and cash equivalents at the end of the year	461	633	724	109

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2003 and 2004

	Year ended December 31,
	2002	2003	2004	2004 (unaudited—Note 1)
	SEK	SEK	SEK	$
	(in millions)
Supplementary disclosures
Cash flow interest and dividend received
Interest received	47	37	44	7
Interest paid	(476)	(448)	(530)	(80)
Cash and cash equivalents
Cash and bank balances	264	282	434	65
Short-term investment	197	351	290	44
Total cash and cash equivalents	461	633	724	109
Acquisition of subsidiaries
Intangible fixed assets	—	—	—	—
Tangible fixed assets	—	1,900	84	13
Financial fixed assets	—	1	—	—
Inventories	—	14	—	—
Current receivables	—	23	—	—
Liquid funds	320	0	—	—
Total assets	320	1,938	84	13
Provisions	(125)	(372)	—	—
Loans	—	(416)	—	—
Liabilities	(11)	(83)	—	—
Total provisions and liabilities	(136)	(871)	—	—
Purchase price	(184)	(1,067)	(84)	(13)
Offset by shareholders' loan	—	—	—	—
Purchase price paid	(184)	(1,067)	(84)	(13)
Deduction for: Liquid funds in the acquired business	320	—	—	—
Impact on liquid funds	136	(1,067)	(84)	(13)
Sale of subsidiaries
Intangible fixed assets	1	—	—	—
Tangible fixed assets	88	—	—	—
Inventories	64	—	—	—
Current receivables	326	—	18	3
Liquid funds	138	—	10	1
Total assets	617	—	28	4
Minority	(10)	—	—	—
Provisions	(1)	—	—	—
Loans	1	—	—	—
Liabilities	(392)	—	28	4
Total provisions and liabilities	(402)	—	28	4
Sales price	217	—	0	0
Deduction for vendor's mortgage	(202)	—	—	—
Proceeds of sale	15	—	0	0
Deduction for liquid funds in the sold operations	(138)	—	(10)	(1)
Impact on liquid funds	(123)	—	(10)	(1)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2003 and 2004

Note 1. Summary of significant accounting principles

        Amounts are expressed in millions of Swedish Kronor ("MSEK") unless otherwise specified.

Background

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Companies Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB (publ) ("Preem Petroleum") that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Companies Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB (publ), its parent company ("Corral"), and Preem Petroleum, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The Company is wholly owned by Corral, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Al-Amoudi.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The Company's principal assets as of December 31, 2004 consist of all of the issued and outstanding shares of Preem Petroleum and an inter-company loan to Preem Petroleum. The Company's principal liability as of December 31, 2004 consists of €305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011 (the "Preem Holdings Notes"), of which the Company issued €250 million on April 10, 2001 and €55 million on July 20, 2001. On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014 (the "Preem Petroleum Notes"), which were guaranteed on a senior basis by Preem Holdings.

General accounting principles

        The Consolidated Financial Statements have been prepared in accordance with the Swedish Annual Accounts Act, the standards issued by the Swedish Financial Accounting Standards Council and its emerging task force pronouncements.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries (jointly the "Company" or the "Preem Group"). The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 28 for information relating to the nature and effect of the principal differences between Swedish GAAP and U.S. GAAP.

        Solely for the convenience of the reader, the 2004 financial statements have been translated from Swedish Kronor (SEK) into Dollar ($) at the exchange rate of $1.00=SEK6.6125 (the exchange rate on December 31, 2004).

Change in accounting principles

        Up to and including 2003 the consolidated accounts have accounted for defined benefit pension plans according to local rules and regulations, without translation to common principles. By applying Swedish Financial Accounting Standards Council's Recommendation RR 29 "Employee benefits" as from January 1, 2004, defined benefit plans are reported in the consolidated accounts according to common principles and calculation bases. In accordance with RR29, actuarial calculations under the projected unit credit method should be made for all defined benefit pension plans in order to determine the present value of obligations for benefits vested by its current and former employees. The difference as compared to the pensions reported on December 31, 2003, has impacted the opening equity in January 1, 2004, by positive SEK 16 million after deferred income tax effects and salary related taxes. See "Employee Benefits" below for further information.

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

Currency policy

        The Company's operations are principally U.S. Dollar-based. Purchases of petroleum products and a large percentage of the Company's sales are made in this currency. This implies that the Company has a long-position in U.S. Dollars ("USD" or "$"). This exposure is partially balanced by loans denominated in U.S. Dollars. The reporting currency of the Company is Swedish Kronor.

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

Fixed assets

        Fixed assets are valued at the acquisition cost with a deduction for accumulated depreciation. The acquisition cost includes the cost of value-enhancing improvements. Depreciation according to the plan is based on the original acquisition values and estimated economic life. A write-down is made in the event of a permanent reduction in value. Repair and maintenance costs are expensed as incurred.

        Interest is capitalized on borrowings for assets constructed for the Company's use based on the average amount of accumulated expenditures during the construction period using the Company's current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful life of the respective asset.

Goodwill

        Goodwill is amortized over the periods estimated to be benefited using the straight-line method. Goodwill arising from the acquisition of Preem Petroleum is amortized over the remaining economic life, approximately 9 years, based on the original goodwill recorded in Corral Petroleum Holdings. Preem Petroleum's acquisition of the Swedish business of Texaco (in 1989) and BP (in 1991) are judged to have long-term earnings potential and strategic value and are amortized over 15 years. Goodwill is tested for recoverability along with the underlying assets acquired based on expected future cash flows.

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

Environmental costs

        Environmental expenditures are expended or capitalized based upon their future economic benefit. Costs that improve a property's pre-existing condition and costs that prevent future contamination are capitalized. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amount can be reasonably estimated.

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

Inventories

        Inventories are valued at the lower of acquisition value, whereby cost is calculated according to the FIFO ("first in, first out") principle, and the net sales value. Inventory purchases of petroleum products in Dollars are accounted for at the exchange rate applicable on the date of the bill of lading. In manufactured products the acquisition value consists of direct production costs and an appropriate share of indirect costs. The net sales value of finished products consists of the estimated sales value reduced by estimated sales costs. Concerning crude oil, the replacement cost is used as the best available measure for net sales value. Since the purpose of crude oil holdings is to use it in production, the value of crude oil is not written down below the acquisition value where it is expected that finished products can be sold at a price exceeding the products' acquisition value.

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

Employee Benefits

        Effective January 1, 2004, employee benefits are in the consolidated accounts reported in accordance with the Swedish Financial Accounting Standards Council's Recommendation RR 29, Employee Benefits.

        The Group primarily operates a number of defined benefit plans, but defined contribution plans also exist. The pension commitments have been secured through payment of pension premiums, by recognizing a provision for pensions in the balance sheet or payment to a pension foundation (the KP foundation) according to the regulations in the Swedish law on safeguarding pension commitments, "Tryggandelagen."

        Up to and including 2003 the Company has accounted for defined benefit plans according to local rules and regulations, without translation to common principles. By applying RR 29 as from January 1, 2004, defined benefit plans are reported in the consolidated financial statements according to common principles and calculation bases. The difference as compared to the pensions reported on December 31, 2003, has impacted the opening equity in January 1, 2004, by positive SEK 16 million after deferred income tax effects and salary related taxes.

        In defined contribution plans the company pays fixed premiums to a separate legal entity and has no commitment to pay additional premiums. The group's result is charged with the costs as the benefits are earned. In defined benefit plans, pensions for employees and former employees are paid on the basis of salary at the time of retirement and on number of years of service. The group stands the risk that the defined benefit plans are paid.

        The defined benefit plans are both funded and unfunded. Where the plans are funded, assets have been placed in a pension foundation. These investment assets can only be used to pay pensions according to the pension agreements.

        The balance sheet reports the net value of calculated present value of the commitments and fair value of the investment assets, either as a provision or as a long-term financial asset. In cases where surplus in a plan cannot be fully used, only the part of the surplus that the company can regain by reduced future premiums or repayments is reported. A surplus of a plan is only offset against a deficit in another plan if the company has a right to use a surplus of a plan to settle a deficit in another plan, or if the commitments are to be settled on a net basis.

        The pension cost and the pension commitment for defined benefit plans are calculated according to the Projected Unit Credit Method. The method proportions the cost of pensions as the employees carry out services for the company and thus increase their right to future benefits. The company's commitment consists of the present value of the expected future payments. The discount rate used corresponds to the interest of first class corporate bonds or alternative government bonds with a duration of the commitments and the currency. The most important actuarial assumptions are specified in Note 17.

        When the commitment's present value and fair value of the investment assets are calculated, actuarial profits and losses may arise. These arise either because the real outcome deviates from earlier assumptions, or because the assumption has changed. The part of the accumulated actuarial profits and losses, at the preceeding year-end, that exceeds 10% of the greater of the commitments' present value and the investment assets' fair value is reported in the result over the expected average remaining years of service for the employees who are covered by the plan.

Other provisions

        Provisions and contingent liabilities are accounted for in the balance sheet when the company has a legal or constructive obligation as a result of an occurred event, and it is likely that an outflow of resources is required to settle the liability, and a reliable estimate of the amount can be made. Present value estimates are made to account for the time effect of material future payments.

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

Risk policy and goals

        All activities that are linked with management of risks connected to financial instruments are handled by Preem Petroleum. The goal of the Company's activities in derivative products is to protect the Company against unforeseen price changes in priced crude oil and refined products that are used in the refining process. The Company has a defined normal position which is the volume of priced oil required to maximize the contribution from the refining system most efficiently without using derivative instruments. The price risk on this volume is the Company's business risk, accepted by the board of directors. On these premises the board has defined a number of risk limits that define to what extent the volume exposure can deviate from the normal position, and the maximum risk expressed in USD that the Company is prepared to assume on the sum of these volume deviations from the normal position. As a part of this risk the Company trades in derivative instruments to keep the price exposure within the risk limits set by the board. Within the frame of these limits the goal is, based on the Company's estimate of the oil market at any given point in time, to decrease the financial risks through the use of derivative instruments.

        The Company's outstanding loans, including its long and short-term loans and other debt financings, raised from credit institutions and on the market, amounted to SEK 5,992 million and SEK 7,797 million as of December 31, 2004 and 2003, respectively. The tenor of the loans vary depending on the length of the underlying assets' financial life. The loans are raised with a mix of variable and fixed interest rates, and the Company's goal is to maintain as low a risk profile as possible at a reasonable cost for the assets financed. The Company pays approximately SEK 1,000 million every month in excise duties and value added tax, or VAT, which can require the company to make use of its available short-term credit. The Company raises funds through loans or pays back loans in USD to minimize the risk of losses in inventories, where the pricing is denominated in USD.

Price risk

        In the Company's operations the price risks of financial instruments are mainly linked to the market risk, i.e. the risk of unforeseen price changes on the oil market, and the currency risk, i.e. the risk of changes primarily in the value of the USD. The currency risk can be divided into transaction risk (income and expenses in different currencies), and translation risk (translation of foreign subsidiaries), which has been materially reduced as a result of the divestment of Preem Polska in 2003. To minimize the risk of losses in the working capital associated with changes in the value of the USD in relation to SEK, the Company raises funds through loans or pays back loans raised in USD.

Interest rate risk

        With respect to the Company's loans from credit institutions, the interest rate risk of such loans is balanced through a combination of fixed interest rate loans and floating interest rate loans.

Credit risk

        The Company is exposed to the risk of not receiving payment from any of the large number of its customers to whom sales are made on credit. To limit this risk this Company has group-wide credit policies.

Liquidity and financing risk

        The financing risk consists of the risk that a considerable credit requirement arises in a strained credit market situation. To ensure that the Company at all times has access to external financing, credit facilities, both short-term and long-term, must always be available. The lender base must also be reasonably diversified to avoid dependence on any single financing source.

Cash flow risk

        Purchase of petroleum products and a considerable portion of the sales are made in USD. This implies that the Company has a "long position" in USD. The exposure is partially balanced by loans raised in USD. Forward contracts, options and swap agreements in oil products have been valued at the market price at the accounting period year-end. The difference between acquisition price and market price at the accounting year-end has impacted the operating profit and the balance sheet.

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

  •
  The instrument must be in the same currency as the hedged balance sheet item or transaction.

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

        The table below shows the carrying values and the fair values of the Company's financial instruments:

	As of December 31,
	2003		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Long-term financial assets	110	110	215	215
Accounts receivable	2,947	2,947	2,843	2,843
Other short-term receivables	221	221	145	145
Accrued income	75	75	87	87
Oil swaps	21	21	40	40
Currency forward exchange contracts	—	29	—	—
Currency swaps	0	0	0	0
Cash and cash equivalents	633	633	724	724

Total	4,007	4,036	4,054	4,054

Liabilities
Shareholder's loan	242	172	242	181
Bond loans	2,774	2,823	3,648	4,045
Long-term liabilities to credit institutions	1,901	2,019	1,595	1,656
Short-term liabilities to credit institutions	3,122	3,122	749	749
Accounts payable	1,716	1,716	2,045	2,045
Other short-term liabilities	1,361	1,361	2,175	2,175
Accrued expenses	1,498	1,498	947	947
Margin hedge	—	110	—	—

Total	12,614	12,821	11,401	11,798

Hedging of refining margins

        Forward contracts, options and other instruments have been used during 2003 and 2004 to secure future refining margins. These instruments have been valued at their acquisition value.

        All positions under these contracts have been closed during 2004 and the board of directors has decided not to prolong these contracts. Only realized gains and losses have impacted the operating profit and the balance sheet.

        The unrealized loss in the margin hedge amounted to SEK 0 million in 2004 and SEK 110 million in 2003, respectively. The unrealized profit in currency futures amounted to SEK 0 million in 2004 ad SEK 29 million in 2003, respectively.

Foreign exchange risk management

        Foreign exchange forward and swap contracts that are designated as a hedge of foreign currency balances are marked-to-market with the resulting unrealized gain or loss recorded in the Consolidated Statement of Operations to offset the corresponding gain or loss on the related underlying exposure. Unrealized gains and losses on foreign exchange forward and swap contracts that are designated as a hedge of a firm commitment or anticipated transaction are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs.

        The Company's transaction exposure in working or financial capital is distributed on the following currencies translated to SEK on the balance date. Figures in brackets should be read as a debt exposure:

	2003	2003%	2004	2004%
	$(2,939)	42%	(2,407)	39%
	€(4,099)	58%	(3,712)	61%
Other	(1)	0%	(8)	0%

Total	(7,039)	100%	(6,127)	100%

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

Note 2. Revenues

	Year ended December 31,
	2002	2003	2004
Revenues in Sweden	26,784	27,882	25,796
Revenues abroad	15,394	15,148	22,488

Total	42,178	43,030	48,284

	Year ended December 31,
	2002	2003	2004
Sales revenue
Supply and refining	28,359	31,609	38,595
Marketing	10,285	10,920	9,682
International	2,061	—	—
Exchange rate differences	(169)	(201)	(89)
Group eliminations	(7,213)	(7,539)	(7,996)

Total	33,323	34,789	40,192

        Sales revenues in the Company's international segment included SEK 1,948 million as of December 31, 2002, attributable to Preem Polska which was disposed of in December 2002.

        Since 2003, the remainder of the Company's international segment has been included in the marketing segment. In March 2004, the Company disposed of its Norwegian operations.

Note 3. Cost of goods sold

        Cost of goods sold includes net foreign exchange differences, primarily related to the purchase of crude oil, of SEK 182 million, SEK 491 million and SEK 410 million for the years 2002, 2003 and 2004 respectively.

Note 4. Depreciation and amortization

Distribution by assets

	Year ended December 31,
	2002	2003	2004
Capitalized turnaround costs	73	87	107
Goodwill	232	242	190
Land and buildings	62	51	80
Plant and machinery	357	380	536
Equipment tools, fittings and fixtures	122	121	131

Total	846	881	1,044

Distribution by function

	Year ended December 31,
	2002	2003	2004
Cost of goods sold	539	579	791
Selling expenses	174	151	117
Administrative expenses	133	151	136

Total	846	881	1,044

Note 5. Other operating income

	Year ended December 31,
	2002	2003	2004
Surplus heat supplies	54	77	65
Rental income	57	51	52
Harbor fees	38	36	48
Storage certificates	65	65	62
Commission income	3	3	3
Miscellaneous	35	36	55

Total	252	268	285

Note 6. Operating income by segment

	Year ended December 31,
	2002	2003	2004
Operating income (loss):
Supply and refining	1,086	966	2,843
Marketing	116	106	143
International	(68)	—	—
Other non-allocated income (expense)(1)	(907)	(619)	(354)

Total Operating Income	227	453	2,632

(1)
Other non-allocated income (expense) includes corporate cost center and exchange rate differences.

Note 7. Financial income and expenses

	Year ended December 31,
	2002	2003	2004
Financial income
Interest income, other	47	40	44
Gain on repurchase of Bonds	23	—	—
Miscellaneous financial income	2	—	1
Exchange rate gain (loss)	(127)	2	62

Total	(55)	42	107

Financial expenses
Interest expense	(478)	(456)	(551)
Exchange rate gain (loss)	348	274	140
Miscellaneous financial expenses	(6)	(8)	0

Total	(136)	(190)	(411)

Note 8. Income taxes

        Income (loss) before income taxes on a geographic basis is as follows:

	Year ended December 31,
	2002	2003	2004
Sweden	109	293	2,349
Other	(73)	12	(21)

Total	36	305	2,328

        Income tax expenses include the following:

	Year ended December 31,
	2002	2003	2004
Current income tax
Sweden	(100)	(2)	(557)
Other	(1)	(3)	2

Deferred income tax	(101)	(5)	(555)

Sweden	(79)	(75)	(149)
Other	—	3	—

	(79)	(72)	(149)

Total	(180)	(77)	(704)

        The current tax expenses include the following:

	Year ended December 31,
	2002	2003	2004
Tax on group contributions	97	—	551
Increase (decrease) in income tax liability	—	—	—
Other	4	5	4

Total	101	5	555

        The principal reasons for the difference between income tax expense (benefit) computed by applying the Swedish statutory tax rate of 28% to income (loss) before income taxes and the actual tax expense (benefit) are set forth below:

	Year ended December 31,
	2002	2003	2004
Income (loss) before taxes	36	305	2,328
Statutory tax rate	(28)%	(28)%	(28)%
Income tax benefit/(expense) at statutory rates	(10)	(85)	(652)
Differences in foreign tax rates	2	5	(4)
Amortization of goodwill	(65)	(67)	(47)
Expenses not deductible	(88)	(22)	(21)
Increases in tax loss carry-forward not utilized	(25)	(1)	(2)
Utilization of tax losses not earlier recognized	13	79	—
Nontaxable income	4	16	22
Other	(11)	(2)	—

Income tax expense	(180)	(77)	(704)

Effective income tax rate	500%	(25)%	(30)%

        The Company is subject to Swedish income tax on its taxable income in Sweden. The Company attempts to minimize the amount of taxes payable by transferring, to the extent possible, its taxable income to its parent company, Corral. As a result, the amount included in the Consolidated Statement of Operations as income taxes generally reflects book entry transfers rather than cash paid or payable. In particular, the Company effects a transfer to its parent company, Corral, which is recorded as a

"group contribution," which is in the form of a book-entry dividend, so the amount that is transferable on a year-to-year basis limited by the Swedish Companies Act to the lesser of the amount of the unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated basis or on a stand-alone basis. The group contribution is simultaneously offset by a shareholder contribution. The excess of the group contribution, if any, over a shareholder loan represents a true dividend payable in cash. In 2002, 2003 and 2004 the Company paid income taxes of SEK 17 million, SEK 4 million and SEK 4 million, respectively.

Note 9. Earnings per share

	Year ended December 31,
	2002	2003	2004
Net profit (loss)	(148)	226	1,622
Average number of shares (thousand)	5	5	5
Profit/(Loss) per share (SEK)	(29,500)	45,100	324,400

Note 10. Intangible fixed assets

	As of December 31,
	2003	2004
Goodwill
As of beginning of year	3,356	3,355
Acquisitions	0	0
Exchange rate differences	(1)	—
Divestment/Disposals	—	(62)

As of year end	3,355	3,293
Goodwill—accumulated amortization
As of beginning of year	2,284	2,526
Amortization for the year	242	190
Divestment/Disposals	—	(62)

As of year end	2,526	2,654
Net book value	829	639

Note 11. Tangible fixed assets

	As of December 31,
	2003	2004
Land and buildings—at cost
As of beginning of year	808	991
Acquisitions	22	12
Company acquisitions	103	—
Divestment/Disposals	(11)	(36)
Completion of construction in progress	69	26

As of year end	991	993
Land and buildings—accumulated depreciation
As of beginning of year	46	157
Company acquisitions	65	—
Divestment/Disposals	(5)	(31)
Depreciation for the year	51	80

As of year end	157	206

Net book value	834	787

Plant and machinery—at cost(1)
As of beginning of year	4,446	7,319
Acquisitions	8	119
Company acquisitions	2,528	—
Divestment/Disposals	(76)	(52)
Completion of construction in progress	413	173

As of year end	7,319	7,559
Plant and machinery—accumulated depreciation
As of beginning of year	660	1,823
Company acquisitions	820	—
Divestment/Disposals	(37)	(42)
Depreciation for the year	380	536

As of year end	1,823	2,317

Net book value	5,496	5,242

(1)
As of December 31, 2004, the company has contractual commitments of SEK 1,100 million in connection with the ongoing construction of the isocracker unit at Preemraff Lysekil.

	As of December 31,
	2003	2004
Capitalized turnaround cost—at cost
As of beginning of year	348	507
Costs incurred relating to turnaround	—	6
Company acquisitions	111	—
Divestment/Disposals	(105)	—
Completion of construction in progress	153	—

As of year end	507	513
Capitalized turnaround cost—accumulated amortization
As of beginning of year	141	192
Company acquisitions	68	—
Divestment/Disposals	(104)	—
Amortization for the year	87	107

As of year end	192	299

Net book value	315	214

Equipment, tools, fixtures and fittings—at cost
As of beginning of year	777	919
Acquisitions	100	68
Company acquisitions	28	—
Divestment/Disposals	(42)	(291)
Completion of construction in progress	56	28

As of year end	919	724
Equipment, tools, fixtures and fittings—accumulated depreciation
As of beginning of year	96	199
Company acquisitions	18	—
Divestment/Disposals	(36)	(275)
Depreciation for the year	121	131

As of year end	199	55

Net book value	720	669

Construction in progress
As of beginning of year	291	291
Acquisitions	590	1,127
Company acquisitions	101	—
Completion of construction in progress	(691)	(227)

As of year end	291	1,191

Tax assessment values
Buildings	837	867
Land	258	257
Plant and machinery	3,187	3,625

	4,282	4,749

Note 12. Leases

        Rental income and expense from operating leases were as follows:

	Year ended December 31,
	2002	2003	2004
Rental income	57	51	52
Rental expense	99	107	114

        Rental income is recorded as other operating income and rental expense is recorded as selling or administrative expenses.

        As of December 31, 2004, the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

	Operating Leases	Capital Leases	Total
Within 1 year	102	—	102
Between 1 and 5 years	364	—	364
Later than 5 years	81	—	81

Total minimum lease commitments	547	—	547

Note 13. Participations in Associated Companies

Company	Organization Number	Registered Office	Number of shares	Ownership %	Par value (SEK thousands)	Book value (SEK thousands)
AB Djurgårdsberg	56077-3714	Stockholm	366	37	37	18
Göteborgs Smörjmedelsfabrik (Scanlube) AB	556287-6481	Gothenburg	50,000	50	5,000	5,000

TOTAL						5,018

        In the normal course of business the Company enters into transactions with some of its Associated Companies.

        Amounts due from Associated Companies amounted to SEK 0 million at December 31, 2003 and SEK 1 million at December 31, 2004. Amounts due to Associated Companies amounted to SEK 1 million at December 31, 2003 and SEK 0 million at December 31, 2004. For the years ended December 31, 2002, 2003 and 2004, sales to these affiliates were SEK 2 million, SEK 3 million and SEK 4 million, respectively, and purchases from these affiliates were SEK 102 million, SEK 95 million and SEK 90 million, respectively.

        The following represents combined information for the Associated Companies owned during the respective years:

	Year ended December 31,
Income Statement Data
	2002	2003	2004
Sales	328	336	318
Income before taxes	0	0	0
Taxes	0	0	0

Net income	0	0	0

	As of December 31,
	2003	2004
Balance Sheet Data
Property, plant and equipment-net	37	41
Other fixed assets	1	0
Current assets	102	87

Total assets	140	128

Shareholders' equity	16	18
Liabilities	124	110

Total liabilities and shareholders' equity	140	128

Note 14. Other securities held as fixed assets

Company	Organization Number	Registered Office	Number of shares	Ownership %	Par value (SEK thousands)	Book value (SEK thousands)
NGI Naturgasinvest AB	556387-9260	Stockholm	1,667	17	167	198
SPIMFAB-SPI
Miljösaneringsfond AB	556539-4888	Stockholm	1	1	2	2
Släckmedelscentralen-SMC AB	556488-8583	Stockholm	259	26	52	52
Götene E.D.F Elföreningen, ek.för						10
SSH Svensk Servicehandel						1
Tenant-owner association Ekerum						945
Tenant-owner association Solhylla						425

TOTAL						1,633

Note 15. Inventories

        The group inventory acquisition values include the equivalent of SEK 208 million and SEK 21 million as of December 31, 2003 and 2004, respectively, relating to loaned inventory volumes. Borrowed inventory volumes representing a total inventory acquisition value of SEK 30 million and SEK 314 million as of December 31, 2003 and 2004, respectively, are not included in the inventory value.

        Inventory consists of the following items:

	As of December 31,
	2003	2004
Raw materials and supplies	2,756	2,829
Finished products	1, 923	1,690

Total	4,679	4,519

Note 16. Shareholders' equity

        The Company's share capital include 5,000 shares with a par value of SEK 100 each.

	Share Capital	Restricted Reserves	Unrestricted Reserves	Total Shareholder's Equity
Balance at January 1, 2002	1	0	3,111	3,112
Shareholders' contribution received	—	—	118	118
Net loss for the year	—	—	(148)	(148)
Group contribution	—	—	(345)	(345)
Tax effect of group contribution	—	—	97	97
Change in group structure	—	—	85	85
Exchange rate differences	—	—	8	8

Balance at December 31, 2002	1	0	2,926	2,927

Shareholders' contribution received	—	—	345	345
Net profit for the year	—	—	226	226
Exchange rate differences	—	—	1	1

Balance at December 31, 2003	1	0	3,498	3,499

Effect of change of accounting principles	—	—	(16)	(16)

Balance at January 1, 2004	—	—	3,482	3,483
Dividend paid	—	—	(85)	(85)
Group contribution	—	—	(1,968)	(1,968)
Tax effect of group contribution	—	—	551	551
Shareholders' contribution received	—	—	1,123	1,123
Net profit for the year	—	—	1,622	1,622
Exchange rate differences	—	—	(2)	(2)

Balance at December 31, 2004	1	0	4,723	4,724

Specification of exchange rate difference in equity:

	2002	2003	2004
As of December 31, 2004:
Exchange rate difference for the year in foreign subsidiaries	5	1	(1)
This year's realization of accumulated exchange rate differences in connection with divestment of foreign subsidiaries	3	—	(0)

Total exchange rate differences for the year	8	1	(1)

Accumulated exchange rate difference	(6)	2	3
Exchange rate difference in foreign subsidiaries for the year	5	1	(1)
This year's realization of accumulated exchange rate differences in connection with divestment of foreign subsidiaries	3	—	(0)
Total exchange rate differences for the year	8	1	(1)

Accumulated exchange rate difference at the end of the year	2	3	2

        Corral, a Swedish company and the Company's parent, contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The contribution was made at the book value of the shares as recorded in the accounts of Corral as of December 31, 2000. The contribution is accounted for as of January 1, 2001.

        In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted shareholders' equity (including net income for the year) shown in the consolidated balance sheet of a parent company and its subsidiaries and that of a parent company on a stand-alone basis, in each case, after proposed appropriations to restricted equity. Unrestricted equity in Preem Holdings was SEK 4,346 million as of December 31, 2004. As shown in the Consolidated Shareholders' equity at December 31, 2004, unrestricted equity amounted to SEK 4,723 million. Of this amount none is estimated to be appropriated to restricted equity. Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves are not available for distribution as they are required to be held to meet statutory requirements in Sweden. The untaxed reserves may be distributed as dividends upon payment of the related taxes. Transfers between restricted and unrestricted reserves mainly include establishment of new untaxed reserves or dissolution of untaxed reserves.

        The group contributions in 2002 and 2003 and the shareholder's contribution of SEK 1,123 million in 2004 have been made through forgiveness of debt. There was no cash received due to these transactions. The group contribution for 2004 totalled SEK 1,968 million which consisted of SEK 1,123 million of forgiveness of debt in the form of a shareholder contribution and a cash payment in 2005 of SEK 845 million. See Note 31.

Note 17. Provisions for pension

As of December 31, 2004
Defined benefit plans and the value of investment assets
Fully or partly funded commitments:
Present value of defined benefit plans	465
Fair value of the investment assets	(449)

Net fully or partly funded commitments	16
Unfunded commitments:
Present value of unfunded defined benefit plans	130

Total, net commitments, before adjustments	146
Adjustments
Accumulated unreported actuarial profits (+) and losses (-)	0
Unreported expenses relating to earlier employment period	—

Net amount in the balance sheet (commitments (+)/assets (-)	146
The net amount is distributed on following countries:
Sweden	146
Hereof credit insured through FPG/PRI	142
Pension costs
Defined benefit plans:
Costs of pensions during the year	13
Cost relating to employment in earlier periods	—
Interest expense	32
Expected earnings on investment assets	(26)
Actuarial profits (-) and losses (+) that have been reported during the year	0
Losses (+) or profits (-) on reductions and settlements	—

Pension costs for defined benefit plans	19
Reconciliation of net amount for pensions in the balance sheet
Net amount in the balance sheet as of December 31, 2003	147
Effect of change of accounting principles according to RR 29 on January 1, 2004	18

Net amount January 1, 2004	165
Expense defined benefit plans	19
Settlement of pension obligations	(22)
Payment of premiums from the company	(28)
Redemption of commitments	—
Compensation from pension foundation	12

Total	146
Actuarial assumptions
Discount rate	5,4%
Expected earnings on investment assets	6,5%
Future salary increases	3,0%
Employee turnover	2,0%
Inflation	2,0%
Expected remaining time of employment	17 years

Note 18. Deferred income taxes

	As of December 31,
	2003	2004
Deferred tax liability
Land and buildings	(10)	(14)
Machinery and equipment	(855)	(1,009)
Others	(3)	(2)

Total	(868)	(1,025)

	As of December 31,
	2003	2004
Deferred tax assets
Tax loss carry-forwards	29	3
Others	—	2
Less: valuation allowance	—	—

Total	29	5

Deferred tax liability, net	(839)	(1,020)

Change of deferred tax liability, net

	Balance at beginning of year	Reported in income	Other changes(1)	Balance at end of year
Land and buildings	(10)	(4)	—	(14)
Machinery and equipment	(855)	(121)	(33)	(1,009)
Tax loss carry-forward	29	(22)	(4)	3
Others	(3)	(2)	5	—

Total	(839)	(149)	(32)	(1,020)

(1)
Other changes include SEK (33) million relating to deferred taxes as a result of the payments of the purchase price relating to the acquisition of the 25% interest in Preemraff Lysekil that the Company did not previously own, SEK 6 million effect of new accounting principle adopting RR 29 for pensions and SEK (4) million is relating to the closing of the Norwegian operation.

        The Company had tax loss carry-forwards of approximately SEK 103 million as of December 31, 2003. The tax loss carry-forwards were approximately SEK 88 million from the Swedish operations and approximately SEK 15 million from the Norwegian operations.

        The Company has tax loss carry-forwards of approximately SEK 11 million as of December 31, 2004. The tax loss carry-forwards 2004 were from the Swedish operations and these tax loss carry-forwards have no expiration date.

        The Company provides a valuation allowance on its tax loss carry-forwards when it has not been deemed more likely than not that the tax loss carry-forwards would be utilized in the near future.

        The 2002 acquisition of the subsidiary DSP Investment AB was a repurchase of the desulphurization plant that was recorded as a capital lease since a sale lease-back transaction in 1997. The tax deduction connected to excess depreciations for tax purposes in that plant was an essential part of the transaction. The valuation of the total deferred tax liability amount to SEK 187 (SEK 275) million and has been recorded based on the purchase price at SEK 75 (SEK 111) million.

Note 19. Other provisions

	As of December 31,
	2003	2004
Balance at January 1	53	6
Provisions for the year	6	117
Amounts claimed	(28)	(84)
Unutilized amounts reversed	(25)	(25)

Total	6	14

        The total provision of SEK 14 million as of December 31, 2004, consists of SEK 10 million with respect to the fine imposed in the competition lawsuit which was announced on February 22, 2005, SEK 3 million with connection to a soil and groundwater contamination at Preemraff Gothenburg (previously named Preemraff) and SEK 1 million for special employer's contribution in connection with the adoption of RR 29.

Note 20. Long-term liabilities

Liabilities to credit institutions

	As of December 31,
	2003		2004
Loans in SEK	1,509		919
Loans in €	2,774		3,648
Loans in $	946		860
Less repayments due within 1 year	(555)	4,674	(184)	5,243

Lease obligation	—		—
Less current portion	—	—	—	—

		4,674		5,243

Amortization plan

	2005	2006	2007	2008	2009	2010 and thereafter
Bond Loans	—	—	—	—	—	3,648
Loans	184	331	300	—	200	764

Total	184	331	300	—	200	4,412

Bank overdraft facilities and other unutilized facilities

	As of December 31,
	2003	2004
Bank overdraft facilities
Agreed credit limit	246	246
Unutilized portion	245	246

Utilized credit amount	1	0

Other unutilized facilities
Short-term credit facility	452	1,321
Mid-term credit facility	—	2,702

Total	452	4,023

Total unutilized credit facilities	697	4,269

Interest Bearing Liabilities

	As of December 31,
	Maturity	Interest Rate	2003	2003%	2004	2004%
Fixed rate SEK	2007/2010	6.39/6.45%	535	10%	535	10%
Variable rate SEK	2004/2010	Variable	974	19%	384	7%
Fixed rate $	2006/2010	5.55/5.87%	764	15%	695	13%
Variable rate $	2010	Variable	182	3%	165	3%
Fixed rate €	2011	10.625%	2,774	53%	2,747	50%
Fixed rate €	2014	9.00%	—	—	901	17%

Total			5,229	100%	5,427	100%

Less: Current portion			(555)		(184)

Total			4,674		5,243

	As of December 31,
	2003	2004
Shareholder loan	242	242

        The Shareholder loan, which is subordinate to other liabilities, is not subject to interest or amortization.

        The Company has as of December 31, 2004, a SEK 331 million loan that is guaranteed by a financial institution. The bond loans consist of the Preem Petroleum Notes and the Preem Holdings Notes. The Preem Holdings Notes are secured by a pledge of all of the outstanding share capital in Preem Petroleum and by assignment by way of security of an inter-company loan from the Company to Preem Petroleum of SEK 2,277 million. The Preem Petroleum Notes are contractually subordinated in right of payment to all senior indebtedness of Preem Petroleum and are otherwise equal in right of payment to all other indebtedness of Preem Petroleum and are guaranteed on a senior basis by Preem Holdings.

Note 21. Liabilities to credit institutions

	As of December 31,
	2003	2004
Short-term portion of long-term debt	555	184
Other loans	2,567	565

Total	3,122	749

        The average interest rate on short-term debt as of December 31, 2004 was 2.5%.

Note 22. Other liabilities and accrued expenses and prepaid income

Other liabilities

	As of December 31,
	2003	2004
VAT	404	425
Excise duties	800	788
Liability to Svenska Petroleum Exploration AB, related party	61	—
Other	84	114

Total	1,349	1,327

Accrued expenses and prepaid income

	As of December 31,
	2003	2004
Crude oil	1,125	365
Accrued salaries and social costs	177	189
Accrued interest expenses	113	117
Other	92	276

Total	1,507	947

Note 23. Average number of employees

	Year ended December 31,
	2003		2004
	Average No. of Employees(1)	% men	Average No. of Employees(1)	% men
	(actual, not in millions)
Preem Holdings AB (publ)	—	—	—	—
Preem Petroleum AB (publ)
Sweden	830	56	826	53
Group companies
Sweden	931	83	968	83
Norway	5	80	—	—
Ireland	—	—	—	—
Poland	—	—	—	—
Total group companies	936	83	968	83

Total group	1,766	70	1,794	69

(1)
These numbers represent the average number of employees over the course of the year.

Salaries, other remuneration and payroll overheads

	Year ended December 31,
	2003		2004
	Salaries, other remuneration	Payroll overheads	Salaries, other remuneration	Payroll overheads
Preem Holdings AB (publ)	—	—	—	—
Preem Petroleum AB (publ)	281.0	144.3	289.7	142.1
Of which pension expenses		32.1		28.3
Group companies	350.0	179.7	371.6	195.8
		53.3		54.1

Group total	631.0	324.0	661.3	337.9

Of which pension expenses		85.4		82.4

        Break-down of salaries and other remuneration according to country and between board members and employees.

	Year ended December 31,
	2003		2004
	Board and President	Other employees	Board and President	Other employees
Preem Holdings AB (publ)	—	—	—	—
Preem Petroleum AB (publ)	3.3	277.7	3.2	286.5
(remuneration consisting of bonuses)	—		—
Other companies in Sweden	3.9	342.5	4.1	367.5
of which bonus	0.1		0.3
Group companies abroad
Norway	1.0	2.6	0.0	0.0
Poland	—	—	—	—
Ireland	—	—	—	—
Group total	8.2	622.8	7.3	654.0
(remuneration consisting of bonuses)	0.1		0.3

Percentage of females in the management

	As of December 31,
	2003	2004
	(percent of females)
Corral Petroleum Holdings AB (publ)
Board of directors	0%	0%
Other senior managers	0%	0%
Preem Holdings AB (publ) and its subsidiaries
Board of directors	0%	0%
Other senior managers	33%	25%

Note 24. Auditors' fee

	Year ended December 31,
	2003	2004
KPMG
Audit	2.3	4.0
Other assignments	1.8	0.6
SET
Audit	0.2	0.1
Other assignments	—	—
Other auditors
Audit	0.1	—
Other assignments	—	—

Note 25. Pledged assets and contingent liabilities

	As of December 31,
	2003	2004
Assets pledged
Shares in Preem Petroleum AB (publ)	3,798	5,017
Property mortgages	54	—
Floating charges	1,000	—
Endowment insurances	0	0
Deposits	21	20

Total assets pledged	4,873	5,037

Contingent liabilities
Guarantee	39	39
Unrealized losses in oil swaps	110	—

Total contingent liabilities	149	39

        Guarantees consist of guarantees provided by the Company in connection with third party transactions, mainly in the context of loans. Guarantees include SEK 36 million as of December 31, 2004, referring to a guarantee commitment for a credit facility taken by the associated company Göteborgs Smörjmedelsfabrik AB (Scanlube).

        In November 1998, the Swedish tax authorities charged the Company additional value added tax, or VAT, and penalties of approximately SEK 64.9 million relating to an audit of the Company's 1994 tax year. The tax authorities' decision to charge the Company additional VAT on credit card sales related to the alleged unjustified deduction of VAT regarding credit losses and rebates connected to the Company's credit card sales in 1994. In December 1998, the Company appealed the decision of the tax authorities to the County Administrative Court of Stockholm, which ruled in the Company's favor in October 2001. The court confirmed that VAT is to be paid by the end consumer and not by the Company. In December 2001, the Swedish tax authorities appealed the judgment of the County Administrative Court of Stockholm to the Administrative Court of Appeal in Stockholm and this appeal is pending. Following the Company's successful appeal, the Company has, in accordance with Swedish GAAP, eliminated the reserve made for the additional VAT in 2001 in the amount of SEK 54 million. After the Swedish tax authorities filed their appeal in December 2001, the Company decided not to reestablish the reserve for this dispute. If the tax authorities' appeal is successful, the Company's VAT liability may be affected for a total of three years.

        In December 2003, the Swedish tax authorities charged the Company additional VAT of SEK 21 million for the 1997 tax year, based on the same rationale as in the Company's dispute with the Swedish tax authorities over additional VAT charges for the 1994 tax year. The Company has appealed this decision with reference to the decision of the County Administrative Court in Stockholm in the Company's dispute over additional VAT charges for the 1994 tax year and in June 2004 the court ruled in the Company's favor. The tax authorities have appealed this judgement to the Administrative Court of Appeal in Stockholm and this appeal is pending. No provision has been made for the potential liabilities relating to this dispute.

        According to a November 2004 decision of the Swedish tax authorities regarding tax year 2003, we have not been granted a tax allowance for the loss of SEK 274 million on receivables or for the loss of SEK 106 million on the sale of shares that we incurred in connection with our sale of our Polish operations to Statoil. The tax authorities claim that the sale of receivables in an amount exceeding the received consideration for the receivables is a shareholder contribution and thus no tax allowance should be granted. Furthermore, the deduction for the loss on the sale of the subsidiary shares has been denied because the Swedish tax authorities claim that the sale was made after December 1, 2002, at which time the tax deduction for losses on the sale of subsidiary shares was abolished in Sweden due to the upcoming adoption of participation exemption rules. The decision by the Swedish tax authorities means that we will be charged with a tax expense of approximately SEK 77 million (which represents the amount of loss multiplied by our effective tax rate) related to the disallowance of our loss of SEK 274 million on receivables. The disallowance of our loss of SEK 106 million relating to the sale of shares in connection with the sale of our Polish operations to Statoil will not result in any additional tax expenses. On April 14, 2005, we appealed the decision of the tax authorities to the County Administrative Court of Stockholm and this appeal is pending. No provision has been made for the potential liabilities relating to this matter because we do not believe a provision is required.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum and four other oil companies operating in Sweden, demanding that the City Court impose total fines on all five oil companies of SEK 740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum of SEK 85 million, which was later adjusted to SEK 81 million. The Competition Authority claims that the Company participated in a cartel in the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003, the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum with a fine of SEK 6 million. The court also ordered the Competition Authority to pay up to SEK 2.3 million of Preem Petroleum's legal fees. Both the Competition Authority and the Company appealed the court's judgment to the Swedish Market Court.

        The Swedish Market Court announced its judgment on February 22, 2005, finding that Preem Petroleum and four other companies had violated the Competition Act and it assessed Preem Petroleum a fine of SEK 10 million. The Market Court also affirmed the District Court's order requiring the Competition Authority to pay half of the Company's legal fees and internal legal costs for the proceedings in the District Court. The Company's fees and costs related to these proceedings total SEK 2.3 million. The companies that appealed remain liable for the legal fees and internal legal costs for the proceedings in the Market Court. This judgment is final and non-appealable. The Company has provided for all costs involved as of December 31, 2004.

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

Note 26. Selected Industry Segment Information

        The Company operates mainly in the oil and gas industry and has two reportable segments: the Supply and Refining Segment and the Marketing Segment. The two segments were determined based upon the types of services and products that are provided to the customers. The Supply and Refining Segment operates the wholly owned Preemraff Lysekil (previously named Scanraff) refinery located on the west coast of Sweden, north of Gothenburg and the wholly owned Preemraff Gothenburg refinery located near the harbor of Torshamnen in Gothenburg as well as storage depots throughout Sweden. The Supply and Refining Segment sells a full range of refined products in Sweden and abroad. The Marketing Segment sells home-heating gasoil directly to end-users, and heating oil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining

Segment. The Marketing Segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations. Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses. Segment information has been prepared in accordance with "SFAS" No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting principles of the segments are the same as those described in the summary of significant accounting principles. Intersegment, sales were made at market rates.

        Prior to 2003, the Company had a third reportable segment, the international segment, which consisted of the Company's operations in Poland and Norway. In December 2002, the Company disposed of its Polish operations. In March 2004, the Company disposed of its Norwegian operations. The Company's remaining international operations are included in the marketing segment in 2003 and for the first three months in 2004.

        Financial information by segment is as follows:

	Year ended December 31,
	2002	2003	2004
Sales revenue:
Supply and refining	28,359	31,609	38,595
Marketing	10,285	10,920	9,682
International	2,061	—	—

Segment sales revenue	40,705	42,529	48,277
Exchange rate differences	(169)	(201)	(89)
Intersegment sales revenue	(7,213)	(7,539)	(7,996)

Sales revenues	33,323	34,789	40,192
Segment operating income:
Supply and refining	1,086	966	2,843
Marketing	116	106	143
International	(68)	—	—

Segment operating income	1,134	1,072	2,986
Other non-allocated income (expense)(1)	(907)	(619)	(354)

Operating income	227	453	2,632
Non-allocated items(2)	(191)	(148)	(304)

Income before income taxes	36	305	2,328

(1)
Other non-allocated income (expense) includes the corporate cost center and exchange rate differences.

(2)
Non-allocated items consist of interest income and expenses, other financial income and expense.

Sales revenue, Marketing Segment:

	Year ended December 31,
	2002	2003	2004
Home heating	528	543	417
Business-to-business	5,632	6,133	6,041
Station and consumer	4,125	4,244	3,224

Total	10,285	10,920	9,682

Operating income, Marketing Segment:

	Year ended December 31,
	2002	2003	2004
Home heating	11	10	(13)
Business-to-business	89	94	123
Station and consumer	16	2	33

Total	116	106	143

Depreciation and amortization:

	Year ended December 31,
	2002	2003	2004
Supply and refining	529	572	784
International	25	—	—
Marketing	161	161	125

Segment depreciation and amortization	715	733	909
Other	131	148	135

Total	846	881	1,044

Capital expenditures:

	Year ended December 31,
	2002	2003	2004
Supply and refining	900	628	1,130
International	2	—	—
Marketing	123	88	84

Segment capital expenditures	1,025	716	1,214
Other	3	4	2

Total	1,028	720	1,216

Sales revenues:

	Year ended December 31,
	2002	2003	2004
Swedish market	18,978	19,744	17,713
Germany	1,909	2,006	2,803
United Kingdom	1,441	2,290	2,383
Denmark	2,544	3,204	4,045
Other(1)	8,451	7,545	13,248

Total	33,323	34,789	40,192

        The largest portion of the Company's sales in other markets is comprised of sales to the Northern European market.

(1)
Other in 2004 includes sales to United States to an amount of 3,531.

Fixed assets:

	As of December 31,
	2003	2004
Sweden	8,583	8,957
Other	12	—

Total	8,595	8,957

Note 27. Financial instruments and risk management

        The Company has operations and assets mainly in Sweden but also in Ireland. Consequently, the Company's profits and revenues are affected, when measured in Swedish Kronor, by fluctuations of currency exchange rates. In addition, the Company is exposed to fluctuations of the U.S. Dollar due to the fact that most of its goods are priced in U.S. Dollars. When the Swedish Kronor appreciates against other currencies, the Company's profits from foreign operations, reported in Swedish Kronor, may decrease. Likewise, when the Swedish Kronor declines against other currencies, the Company's profits from foreign operations reported in Swedish Kronor may increase. The Company also has exposure to market risks from changes in interest rates and price fluctuations in oil. Certain financial instruments are used by the Company to manage these foreign currency, interest rate and oil risks as summarized below.

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

Interest rate risk management

        The Company uses interest swaps to manage its interest rate risk, but did not have any open positions either at December 31, 2003 or 2004.

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

	As of December 31,
	2003		2004
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Forward exchange contracts	156	—	387	—

        The following table summarizes the contractual amounts of the Company's forward exchange and option contracts by major currency in Swedish Kronor. Foreign currency amounts are translated at rates current at the reporting date. The "buy" amounts would represent Swedish Kronor equivalent of commitments or options to purchase foreign currencies, and the "sell" amounts represent the Swedish Kronor equivalent of commitments or options to sell foreign currencies. The Company uses forward exchange contracts, which typically expire within one year, to hedge anticipated and firmly committed payments and receipts of foreign currencies related to sales, product costs, interest and sale and purchase of fixed assets.

	As of December 31,
	2003		2004
	Buy	Sell	Buy	Sell
$/SEK	—	156	—	—
$/€	—	—	—	387
Total	—	156	—	387

Oil risk management

        As with currency risks, the Company makes assumptions regarding future changes in the price of oil and prices are hedged on the basis of this assessment. The risk permitted within the frame for the financial policy totals a defined norm position of 1,900,000 cubic meters (+200,000/-250,000 cubic meters) at any given instance, which, assuming current price levels, means that none of the Company's consumption must be hedged, if at norm position.

        The Company uses swaps and futures to fix its price levels. The unrealized profit as of December 31, 2004, was SEK 37 million. The total notional amount of the outstanding contracts was SEK 2,645 million as of December 31, 2003 and SEK 4,342 million as of December 31, 2004.

        In 2003 and 2004 the Company has used forward contracts to hedge future refining margins. All positions under these contracts have been closed during 2004 and the board of directors has decided not to prolong the contracts.

	As of December 31,
	2003		2004
	Notional amount	Length of Contract	Notional amount	Length of Contract
Oil Swaps	1,359	Jan-04-Jan-05	2,735	Jan-05-Dec-05
Oil Futures	1,286	Jan-04-Feb-04	1,607	Jan-05-Mar-05

	2,645		4,342
Refining margin contracts	569	Jan-04-Dec-04	—

Total	3,214		4,342

Environmental cost

        The Company accrues for environmental costs as indicated in Note 1. Numerous national and local laws, rules and regulations relating to the environment are applicable to the Company's operations. As a result, the Company falls under the jurisdiction of numerous national and local agencies and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by those agencies.

        In connection with the sale of each of our Polish and Norwegian subsidiaries, we have undertaken to reimburse the purchaser for costs incurred as a result of any final remediation orders issued by relevant authorities. This obligation extends only to contamination occurring prior to the sale and only to costs in excess of a certain amount. As of the date of this Annual Report, no claims have been made for reimbursement of remediation costs in connection with the sale of our Norwegian subsidiary and we have received claims of an aggregate amount of approximately SEK 1.0 million in connection with the sale of our Polish subsidiary. Under the agreement relating to such sale, the total amount of claims are capped at a maximum of SEK 10 million and all claims are required to be submitted by December 31, 2004. In the event that remediation of these sites is required, our exposure could materially adversely affect our financial condition, results of operations and cash flows.

        We have leased the Finnberget storage depot since 1987, and our lease agreement terminated in September 2001. Our lease agreement has a provision limiting our liability for any decontamination costs to a maximum of SEK 4 million. We are in a dispute, however, with the landlord over whether this limitation extends to third-party claims, including claims made by governmental authorities. We filed an application in November 2000 with the Nacka district court, Sweden, asking the court to establish that the contractual limitation extends to third-party claims. In addition, we have claimed that the landlord should pay SEK 6.7 million for costs that we have suffered so far exceeding the SEK 4 million limitation. The landlord has also claimed that we should pay SEK 4.5 million for the costs the landlord has suffered. If the court does not find in our favor, we may be liable for all or part of the decontamination of this site. The proceeding is currently underway in the district court. The next step of the proceeding is a preparatory hearing which we expect to occur in May 2005. The total cost of decontamination depends on the intended future use of the site. The total estimated decontamination cost for future industrial use on land would be approximately SEK 40 million. The total estimated decontamination cost for future housing use would be approximately SEK 75 million to SEK 120 million.

        There are currently no other identified environmental remediation projects of which the costs can be reasonably estimated. However, the continuation of the present investigative process, other more extensive investigation over time or changes in regulatory requirements could result in future liabilities. The Company's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting material claims. The Company insures itself for liability arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection and pollution caused by a sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company consider financially prudent. A successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on the Company. Environmental regulators are currently investigating soil and groundwater contamination at the Company's Preemraff Gothenburg facility, which, the Company believes, could lead to legal proceedings being initiated against the Company and/or third-party contractors.

Note 28. U.S. GAAP Information

        The following is a summary of the differences between the Company's accounts in accordance with Swedish and U.S. GAAP.

	Year ended December 31,
	2002	2003	2004
Net profit/(loss) for the year according to Swedish GAAP	(148)	226	1,622
Adjustments in accordance with U.S. GAAP:
Pensions(A)	(2)	(72)	15
Pension refund(B)	48	14	—
Business combinations(C)	232	232	190
Computer software for internal use(D)	1	(6)	(6)
Financial instruments(E)	(161)	80	81
Changes in group structure(F)	9	9	9
Income tax effects of U.S. GAAP adjustment	32	(4)	(25)

Net profit according to U.S. GAAP	11	479	1,886

Continuing Operations	70	481	1,886

Discontinued Operations(G)	(59)	(2)	—

Basic and diluted income per share in accordance with U.S. GAAP, assuming current capitalization of Preem Holdings AB for all periods (in SEK)	2,200	95,800	377,200

Continuing Operations (in SEK)	14,000	96,200	377,200

Discontinued Operations (in SEK)(G)	(11,800)	(400)	—

Weighted number of shares outstanding (thousands)	5	5	5

	As of December 31,
	2003	2004
Shareholder's equity
According to Swedish GAAP	3,499	4,724
Adjustments in accordance with U.S. GAAP:
Pensions(A)	(16)	(1)
Pension refund(B)	—	—
Business combinations(C)	464	654
Computer software for internal use(D)	13	7
Financial instruments(E)	(81)	—
Changes in group structure(F)	(67)	(58)
Accumulated income tax effects	24	(2)

According to U.S. GAAP	3,836	5,324

A.
Pensions—The Company, its subsidiaries and Corral, its parent (collectively, the "Group"), companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies' schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions SFAS No. 87." SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements.

  The Group participates in a pension scheme in which plan assets were not segregated in separate accounts or restricted to provide benefits exclusively to the Group's employees. As such, this pension scheme had been accounted for as a multi-employer plan for both Swedish and U.S. GAAP purposes. In 2003, the assets of the plan have been segregated and separate accounts have been established. For Swedish GAAP purposes, this pension scheme is accounted for as a multi-employer plan in 2003, but as of January 1, 2004, will be accounted for as a multiple-employer plan. For U.S. GAAP purposes, the change in 2003 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan with the unfunded benefit obligation of SEK 72 million as of December 31, 2003 being recognized immediately in net income.

  Companies with securities listed on a regulated Swedish market and companies in which there is a significant public interest are required to adopt, as of January 1, 2004, RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council. The standards are equivalent to IAS 19. The adoption of RR 29 and IAS 19 means that all post-employment benefits plans have to be classified as defined contribution plans or defined benefit plans. In a defined contribution plan the contribution payable is recognized as an expense. In a defined benefit plan the company recognizes the present value of the provision and an expense based on a number of assumptions relating to, for example, future salary-increase and inflation. The change in pension liability on first time adopting the new standard is charged directly to equity. The increase in pension liability amounts to SEK 18 million and the Company's equity has been reduced by SEK 16 million after income tax and special employers contribution tax effects.

B.
Pension refund—The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received was split into two parts (i) 20% in cash during September 2000; and (ii) 80% as a reduction of future required payments. Swedish GAAP allows the companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions.

C.
Business combinations—Acquisitions of certain subsidiaries are reported differently in accordance with the Company's accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

  In 2002 the Company adopted SFAS 142 "Goodwill and Other Intangible Assets". In accordance with the transition rules of SFAS 142, the Company identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss was recognized in 2002 as a result of the transitional goodwill evaluation. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2003 and 2004. There were no impairment losses recognized in 2002 for either Swedish or U.S. GAAP. In 2003 there was an impairment loss of SEK 14 million recognized in both Swedish and U.S. GAAP. There were no impairment losses recognized in 2004 for either Swedish or U.S. GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP.

D.
Computer software for internal use—The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (SOP 98-1) and are amortized over the expected economic life of the asset.

E.
Financial instruments—Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts which hedge future cash flows are deferred and recognized only when realized. Under U.S. GAAP, unrealized gains and losses on forward refining margin contracts, which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has determined that none of the Group's hedges of financial exposure qualify for hedge accounting under U.S. GAAP during 2002, 2003 and 2004. In accordance with U.S. GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The year-end adjustment to record derivative instruments at fair value in accordance with U.S. GAAP resulted in a net gain adjustment of SEK 80 million and SEK 81 million recognized in current earnings in 2003 and 2004, respectively.

F.
Changes in group structure—the Company changed its shareholding in the refineries during 2002 through a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Preemraff Lysekil and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by the Company and 25% by Norsk Hydro. The transaction has been recorded as a change in group structure with an effect of increasing shareholders' equity and assets and the related depreciation charge recorded under Swedish GAAP have therefore been reversed to reflect Norsk Hydro's book value of net assets transferred. The transaction under U.S. GAAP is recorded at carryover basis as a non-monetary exchange of similar productive assets.

G.
Discontinued Operations—On January 31, 2003, the Company finalized the sale of its subsidiary in Poland, Preem Polska. The sale of Preem Polska has been classified as continuing under Swedish GAAP. The classification of discontinued operations does not exist under Swedish GAAP. However, the operations and cash flows of Preem Polska have been eliminated from the Company's ongoing operations and the Company does not have any significant continuing involvement in Preem Polska. As such, for U.S. GAAP purposes Preem Polska is classified as a discontinued operation. In March 2004, the Company sold its interest in its subsidiary in Norway, ENØK Energi AS. The results of operations of ENØK Energi AS are reported as continuing under Swedish GAAP. Under U.S. GAAP ENØK Energi AS is classified as held for sale as of December 31, 2003 and the results of operations are classified as discontinued operations.

Other U.S. GAAP disclosures

Fair value of financial instruments

        FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of estimated fair values for all financial instruments, both on and off balance-sheet, for which it is practicable to estimate fair value. The Company's estimates show that there are no material variation between market value and book value for its financial instruments, except for long-term loans as presented below, as at December 31, 2003 and 2004. For certain instruments, including cash and cash equivalents, and accounts payable and accruals, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments.

        The estimated fair value of the Company's long-term debt are based on present value of future payments based on the difference in interest rates.

	As of December 31,
	2003		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities
Long-term liabilities to credit institutions	1,901	2,019	1,595	1,656
Bond loan	2,774	2,823	3,648	4,045
Financial instruments
Forward exchange contracts	—	29	—	—
Foreign exchange swaps	0	0	0	0
Refining margin contracts	—	(110)	—	—

Allowance for doubtful accounts

        Schedule of movements in allowance for doubtful accounts in the Preem Group for the years ended December 31, 2002, 2003 and 2004:

Year	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (credited) to Other Accounts	Additions or Deductions(A)	Balance at End of Period
2002	31	3	—	(23)	11
2003	11	0	—	(1)	10
2004	10	2	—	0	12

A.
Primary write-offs of bad debts.

Comprehensive income

        Comprehensive Income—The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income (loss) in accordance with Swedish GAAP were as follows:

	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance of January 1, 2002		(6)
Net loss	(148)
Foreign currency translation adjustment	8	8
Change in group structure	85	85

Comprehensive income 2002	(55)

Balance of December 31, 2002		87

Net income	226
Foreign currency translation adjustment	1	1

Comprehensive income 2003	227

Balance of December 31, 2003		88

Net income	1,622
Foreign currency translation adjustment	(2)	(2)

Comprehensive income 2004	1,620

Balance of December 31, 2004		86

Proportional method

        On April 17, 2002, Preem Petroleum AB and Norsk Hydro ASA signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Preemraff Lysekil and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro agreed to use Preemraff Lysekil as such joint refining company by assigning all shares of Scancracker to Preemraff Lysekil in return for the issuance of such number of shares in Preemraff Lysekil as was required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this structure the Company adopted the proportional method under Swedish GAAP for group consolidation regarding Preemraff Lysekil, meaning that 75% of the financial accounts for Preemraff Lysekil was consolidated in the Company.

        The proportional method is not permissible under U.S. GAAP and Preemraff Lysekil is therefore consolidated using the purchase method for the financial year 2002. In 2003, Preem acquired the remaining 25% of Preemraff Lysekil and is being consolidated for both Swedish and U.S. GAAP. The transaction is treated as an acquisition of 25% in a subsidiary under Swedish GAAP and is under U.S. GAAP determined to be an acquisition of assets.

Repurchase of capital lease

        The Company acquired a desulphurization plant on December 19, 2002, that had been sold subject to a capital lease since a sale lease-back transaction in 1997. There is deemed to be a deferred tax liability connected to the acquisition which under Swedish GAAP has been recorded at a discounted value amounting to SEK 125 million. U.S. GAAP does not allow tax liabilities to be discounted and is recorded gross. The remaining consideration of SEK 184 million is allocated as a deferred tax liability and long-term asset under U.S. GAAP.

Note 29. Pension information

        Effective January 1 2004, provisions for employee benefits in Preem Holdings consolidated statements are accounted for in accordance with RR29 Employee Benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further Notes 1 and 28. In accordance with US GAAP, pension benefits should be accounted and disclosed for in accordance with SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132-R "Employers Disclosure about Pensions and Other Post-retirement Benefits—an amendment of FASB statements No. 87, 88 and 106." The differences between accounting principles under Swedish GAAP and US GAAP pertain to different transition dates and recognition of past service cost. The Company adopted SFAS 87 in January 1, 1996, and the transition amount was SEK 17 million, which is being amortized over a period of 15 years.

        Pension cost, on the defined benefit plans, calculated in accordance with U.S. GAAP includes the following:

	Year ended December 31,
	2002	2003	2004
Service cost	—	—	14
Interest cost	8	7	31
Expected return on Plan Assets	—	—	(26)
Change in pension plan	—	72	—
Net amortization and deferral	(1)	—	1

Net period pension cost	7	79	20

        The change in benefit obligation is as follows:

	As of December 31,
Change in benefit obligation
	2003	2004
Benefit obligation at beginning of year	134	567
Service cost	—	14
Interest cost	7	31
Benefit paid	(10)	(22)
Change in pension plan	436	—
Benefit obligation at end of year	567	590
Change in plan assets
Fair value of plan assets at beginning of year	—	(359)
Adjustment of fair value	—	(43)
Expected return	—	(26)
Contributions	—	(28)
Payments	—	12
Actuarial (gain)/loss	—	(5)
Change in pension plan	(359)	—
Fair value of plan assets at end of year	(359)	(449)
Funded status	208	141
Unrecognized (gain) loss	(5)	6
Amounts recognized in the consolidated balance sheets consist of accrued pension liability	203	147

        Weighted average assumptions used in the calculation of pension obligations are as follows:

	2002 Sweden	2003 Sweden	2004 Sweden
Discount rate	5.0%	5.0%	5.0%

Rates of increase in compensation levels	2.5%	2.5%	3.0%

        The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets was SEK 208 million and SEK 143 million, respectively, as of December 31, 2003 and SEK 145 million and SEK 80 million, respectively, as of December 31, 2004.

Note 30. Recently issued accounting standards

        In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

        In December 2004, the FASB issued FASB Statement No. 153, Exchange of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

Note 31. Related party transactions

        Mr. John P. Oswald, a director and Chairman of the Board of Preem Holdings and a director of Preem Petroleum and Corral Petroleum Holdings, is a principal shareholder of Capital Trust. Mr. Bassam Aburdene, a director of Preem Petroleum, is also a principal shareholder of Capital Trust. Preem Holdings believes that the following transactions were entered into on terms no less favorable to the Company than those that could have been obtained from an unrelated third party.

        Capital Trust SA through its subsidiaries, provides international merchant and investment banking services. A wholly owned subsidiary of Capital Trust SA acted as the Company's advisor in connection with the Company's offering of the Preem Holdings Notes, for which the Company paid a fee equal to 1.5% of the gross proceeds from the offering, and the offering of the Preem Petroleum Notes, for which the Company paid a fee equal to 1% of the gross proceeds from the offering. The Company also paid Capital Trust SA a fee of €3.25 million in connection with the initial arrangement of a credit facility in June 2004 and €3 million in connection with the arrangement of modifications to an existing credit facility in December 2004.

        In addition, Capital Trust SA, through its subsidiaries, provided certain technical and advisory services to Corral Petroleum Holdings and since 2001 has provided similar services directly to Preem Holdings. The existing contract governing these services, which Corral Petroleum Holdings assigned to Preem Holdings in January 2002, expires in September 2005. This contract will be automatically renewed after that period on an annual basis unless terminated by either party, and provides for an annual fee of $2.5 million. Preem Holdings also paid Capital Trust a fee of €3.4 million for advisory services it provided in connection with the Company's acquisition of 25% of Preemraff Lysekil from Hydro R&M Holdings AB in December 2003.

        Midroc Scandinavia AB.    Midroc Scandinavia AB, a company in which Mr. Al-Amoudi has a majority interest, has provided and continues to provide maintenance and construction services, through its subsidiaries, to Preem Petroleum. For these services, the Company paid SEK 77 million, SEK 140 million and SEK 137 million in 2004, 2003 and 2002 respectively. Many of these services are provided on an as-needed basis. Accordingly, the amounts paid for these services may vary from year to year depending on the amount of services provided. The Company believes that the foregoing transactions were entered into on terms no less favorable to the Company than those that could have been obtained from an unrelated third party.

        Svenska Petroleum Exploration AB.    Svenska Petroleum Exploration AB, which is indirectly wholly owned by Mr. Al-Amoudi, lends funds to Preem Petroleum under a short-term credit facility arrangement. As of December 31, 2004, there were no amounts outstanding under the facility agreement. As of December 31, 2003, SEK 61 million was outstanding under the facility arrangement. Funds lent to Preem Petroleum from Svenska Petroleum Exploration bear interest at a rate equal to the interest rate that Preem Petroleum receives from the bank accounts in which Preem Petroleum deposits the borrowed funds. The Company believes that the terms of this arrangement are no less favorable to the Company than terms that could have been obtained from an unrelated third party.

        Shareholder Loan.    Preem Holdings owes SEK 242 million to Corral in the form of an interest-free, subordinated shareholder loan, which has no maturity date and may not be repaid while the existing Preem Holdings notes, the existing Preem Petroleum notes or these Notes are outstanding.

Note 32. Subsequent events

        In order to facilitate making distributions to the ultimate shareholder of the Company, Mr. Al-Amoudi, the Company took the following actions. In February 2005, Preem Holdings issued a loan amounting to SEK 353 million to Corral Petroleum Holdings. On March 18, 2005, Preem Holdings made a cash group contribution of SEK 845 million to Corral Petroleum Holdings. Those proceeds were used by Corral Petroleum Holdings, in part, to repay the loan of SEK 353 million from Preem Holdings.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1*	Articles of Association of Preem Holdings AB (publ)
2*	Indenture, dated as of April 10, 2001, by and among Preem Holdings AB (publ), Bankers Trust Company, and Deutsche Bank AG London
4.1*	Shareholder Loan Agreement No. 1A, dated as of April 10, 2001, between Preem Holdings AB (publ) and Preem Petroleum AB
4.2*	Shareholder Loan Agreement No. 2, dated as of April 10, 2001, between Preem Holdings AB (publ) and Corral Petroleum Holdings AB (publ)
4.3*	Security Assignment Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.4*	Share Pledge Agreement, dated as of April 10, 2001, between Preem Holdings AB (publ) and Bankers Trust Company
4.5*	Scanlube Shareholders' Agreement, dated as of November 22, 1995, by and between Preem Petroleum AB (formerly OK Petroleum AB) and Hydro Texaco Holdings A/S
4.6*	Amendment to Scanlube Shareholders' Agreement, dated as of August 19, 1997, by and between Preem Petroleum AB, Hydro Texaco Holdings A/S and Göteborgs Smörmedelsfabrik (Scanlube) AB
4.7**	Purchase and Sale Agreement, dated September 17, 2003, among Hydro R&M Holding AB, Norsk Hydro Lagrings &Distributions AB and Preem Petroleum AB
4.8**	Bridge facility Agreement, dated December 11, 2003, among Preem Finans AB, Preem Petroleum AB and Preem Holdings AB
4.9
Facilities Agreement, dated June 28, 2004, as amended and restated by an amendment and restatement agreement dated December 2, 2004, among Preem Petroleum, as borrower, Preem Holdings, as guarantor, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken (AB) (publ), as mandated lead arrangers, certain financial institutions, as lenders, and SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent.
8	Subsidiaries of Preem Holdings AB (publ)
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

*
Incorporated by reference to our Registration Statement on Form F-4, registration No. 333-13724, filed with the Securities and Exchange Commission on July 16, 2001.

**
Previously filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on April 29, 2004.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
PRESENTATION OF FINANCIAL INFORMATION
CURRENCY PRESENTATION
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
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Preem Holdings AB and Subsidiaries Consolidated Statements of Operations Years ended December 31, 2002, 2003 and 2004
Preem Holdings AB and Subsidiaries Consolidated Balance Sheets As of December 31, 2003 and 2004
Preem Holdings AB and Subsidiaries Consolidated Balance Sheets As of December 31, 2003 and 2004
Preem Holdings AB and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2002, 2003 and 2004
Preem Holdings AB and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2002, 2003 and 2004
Preem Holdings AB and Subsidiaries Notes to the Consolidated Financial Statements Years ended December 31, 2002, 2003 and 2004
EXHIBIT INDEX